JPMorganChase | AMERICA 250

Life, Liberty and the Pursuit of *Happiness*

Annual Report 2025

Financial Highlights

As of or for the year ended December 31,

(in millions, except per share, ratio data and employees)		2025		2024		2023
Selected income statement data						
Total net revenue	$	**182,447**	$	177,556[g]	$	158,104
Total noninterest expense		**95,640**		91,797[g]		87,172
Pre-provision profit[a]		**86,807**		85,759		70,932
Provision for credit losses		**14,212**[e]		10,678		9,320
Net income	$	**57,048**	$	58,471	$	49,552
Per common share data						
Net income per share:						
Basic	$	**20.05**	$	19.79	$	16.25
Diluted		**20.02**		19.75		16.23
Book value per share		**126.99**		116.07		104.45
Tangible book value per share (TBVPS)[a]		**107.56**		97.30		86.08
Cash dividends declared per share		**5.80**		4.80		4.10
Selected ratios						
Return on common equity (ROE)		**17%**		18%		17%
Return on tangible common equity (ROTCE)[a]		**20**		22		21
Liquidity coverage ratio (average)[b]		**111**		113		113
Common equity Tier 1 capital ratio – Standardized[c][d]		**14.6**[f]		15.7		15.0
Tier 1 capital ratio – Standardized[c][d]		**15.5**[f]		16.8		16.6
Total capital ratio – Standardized[c][d]		**17.4**[f]		18.5		18.5
Selected balance sheet data (period-end)						
Loans	$	**1,493,429**	$	1,347,988	$	1,323,706
Total assets		**4,424,900**		4,002,814		3,875,393
Deposits		**2,559,320**		2,406,032		2,400,688
Common stockholders' equity		**342,393**		324,708		300,474
Total stockholders' equity		**362,438**		344,758		327,878
Market data						
Closing share price	$	**322.22**	$	239.71	$	170.10
Market capitalization		**868,793**		670,618		489,320
Common shares at period-end		**2,696.2**		2,797.6		2,876.6
Employees		**318,512**		317,233		309,926

(a) Pre-provision profit, TBVPS and ROTCE are each non-GAAP financial measures. Tangible common equity (TCE) is also a non-GAAP financial measure. Refer to Explanation and Reconciliation of the Firm's Use of Non-GAAP Financial Measures on pages 59–61 for a discussion of these measures.

(b) Refer to Liquidity Risk Management on pages 100–107 for additional information on this measure.

(c) Refer to Note 27 for additional information on these measures.

(d) As of December 31, 2025, the Advanced risk-based ratios became more binding on the Firm than the Standardized risk-based ratios. Refer to Capital Risk Management on pages 89–99 for additional information.

(e) Includes a provision for lending-related commitments of $2.2 billion related to the Apple Card transaction. Refer to Executive Overview on page 47 for additional information.

(f) Includes a decrease of approximately 25 basis points under the Standardized approach related to the Apple Card transaction. Refer to Capital Risk Management on pages 89–99 for additional information.

(g) Total net revenue included a $7.9 billion net gain related to Visa shares, and total noninterest expense included a $1.0 billion contribution of Visa shares to the JPMorgan Chase Foundation. Refer to Note 6 for additional information.

JPMorganChase (NYSE: JPM) is a leading financial services firm with assets of $4.4 trillion and operations worldwide. The firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing and asset management. Under the J.P. Morgan and Chase brands, the firm serves millions of customers, predominantly in the U.S., and many of the world's most prominent corporate, institutional and government clients globally.

Information about J.P. Morgan's capabilities can be found at jpmorgan.com and about Chase's capabilities at chase.com. Information about JPMorganChase is available at jpmorganchase.com.

2025

Another Year of Firsts

#1

IN DEPOSITS AND FOR SMALL BUSINESSES

Named #1 in retail deposit market share
and #1 primary bank for U.S. small businesses

#1

COMMERCIAL & INVESTMENT BANK

Generated $28 billion of net income
on revenue of $78 billion

#1

PRIVATE BANK AND ASSET MANAGER

Named Best Private Bank in the World
by *Global Finance* magazine
and #1 asset manager by active flows

#1

IN ARTIFICIAL INTELLIGENCE

Ranked #1 for overall artificial intelligence
capabilities on the Evident AI Index
for the fourth year in a row

#1

IN CREDIT CARDS

#1 credit card issuer
in the U.S. by sales

#1

TRADITIONAL MIDDLE MARKET BOOKRUNNER

Ranked #1
Traditional Middle Market Bookrunner in the U.S.

TOP 10

TOP COMPANIES FOR CAREER GROWTH

Ranked in the top 10 on LinkedIn's 2025
Top Companies list, which ranks the 50 best large
U.S. companies for career growth

TOP 10

MOST ADMIRED COMPANIES

Ranked in the top 10 on
Fortune magazine's Most Admired Companies list
for the ninth year in a row

Dear Fellow Shareholders,



Jamie Dimon,
Chairman and
Chief Executive Officer

In 2026, America is celebrating its 250th anniversary. Also this year, we are celebrating the 227th anniversary of JPMorganChase, which was founded in April 1799. This is the perfect time to rededicate ourselves to the values that made this great nation of ours — freedom, liberty and opportunity — and to recognize that we all stand on our country's shoulders.

The challenges we all face are significant. The list is long but at the top are the terrible ongoing war and violence in Ukraine, the current war in Iran and the broader hostilities in the Middle East, terrorist activity and growing geopolitical tensions, importantly with China. Our hearts go out to those whose lives are profoundly affected by these crises. We sincerely hope these global conflicts are properly resolved and that one day all of Europe and the Middle East will attain long-term stability and prosperity. Even in troubled times, we have confidence that America will do what it has always done — look to the values that have defined our singular nation and sustained our leadership of the free world.

Despite the unsettling landscape, the U.S. economy continues to be resilient, with consumers still earning and spending (though with some recent weakening) and businesses still healthy. It is important to note that our economy has been fueled by large amounts of government deficit spending and past stimulus and that increased expenditure on infrastructure remains a growing need. Now, because of the war in Iran, we additionally face the potential for significant ongoing oil and commodity price shocks, along with the reshaping of global supply chains, which may lead to stickier inflation and ultimately higher interest rates than markets currently expect. Continual trade negotiations exacerbate the tense geopolitical issues. And high asset prices, which certainly feel good in the short run, create additional risk if anything goes wrong. In Section III of this letter, I describe in greater detail how we are dealing with these risks.

JPMorganChase, a company that historically has worked across borders and boundaries, will do its part to ensure that the global economy is safe and secure, but we cannot confidently predict the outcome of current events, and our company is not immune to their ultimate effects. As we have for more than two centuries, we will continue to work through all of the complexities that confront us and continue to help our clients, including governments, always defending our values, even when challenged.

Remember the poem "If—" by Rudyard Kipling that begins "If you can keep your head when all about you are losing theirs"? We will stay true to this. We must deal with the world we have — and strive for the one we want.

Two things are absolutely foundational to our long-term success: The first is that we run a great company, and the second, which is maybe more important, is that the vitality of America domestically and the future of the free and democratic world are strong. In the first part of this letter, I talk about issues unique to JPMorganChase and how we are addressing them, including constantly surmounting complexity, bureaucracy and complacency. And in the last two sections, I focus on the perils before us, both nationally and internationally, that require urgent, effective solutions.

Throughout 2025, JPMorganChase demonstrated the power of its investment philosophy and guiding principles, as well as the value of being there for clients — as we always are — in both good times and bad times. The result was continued broad healthy growth across all our franchises, with the firm generating record revenue for the eighth consecutive year and setting numerous records in each of our lines of business. We earned revenue in 2025 of $185.6 billion[1] and net income of $57.0 billion, with return on tangible common equity (ROTCE) of 20%, reflecting a strong underlying performance across all of our businesses.

We also increased our quarterly common dividend from $1.25 per share to $1.40 per share in the first quarter of 2025 — and again to $1.50 per share in the third quarter of 2025 — while continuing to reinforce our fortress balance sheet. We grew market share in several of our businesses and continued to make

1 Represents managed revenue.

significant investments in products, people and technologies while exercising strict risk disciplines. We have achieved our decades-long consistency by adhering to our key principles and strategies (see the sidebar on our steadfast principles on page 5), which allow us to drive good organic growth and promote proper management of our capital (including dividends and stock buybacks).

The charts on pages 6–12 show our performance results and illustrate how we have grown our franchises, how we compare with our competitors and how we look at our fortress balance sheet. Please peruse them and the CEO and COO letters in this Annual Report, all of which provide specific details about our businesses and our plans for the future.

In 2025, we continued to play a forceful and essential role in advancing economic growth. In total, we extended credit and raised capital amounting to $3.3 trillion for our consumer and institutional clients around the world. On a daily basis, we move nearly $12 trillion in 120+ currencies and more than 160 countries, as well as safeguard over $41 trillion in assets. Bank deregulation will make it easier for financial institutions to support our growing economy, and, I believe, if properly done, it can actually make the banking system safer. More on this in Section I.

Amidst the extreme challenges of the last two decades, we have never stopped doing all the things we should be doing to serve our clients and our communities. As you know, we are champions of banking's essential role in a community — its potential for bringing people together, for enabling companies and individuals to attain their goals, and for being a source of strength in difficult times. We remain as committed as ever to reaching out to all communities in an effort to create a stronger, more inclusive economy.

We recently launched two ambitious initiatives, the Security and Resiliency Initiative (described in detail in Sections I and IV) and the American Dream Initiative (highlighted in Section I), both inspired by our resolve to offer our expertise to help address the needs of our country and what's best for all Americans. We hope these commitments also demonstrate how business and government leaders can work together to solve seemingly intractable problems. These efforts are also commercial in nature — and they are no different from what most businesses large and small are trying to do in towns across America.

I often remind our employees that the work we do matters and has impact. United by our principles and purpose, we help people and institutions finance and achieve their aspirations, lifting up individuals, homeowners, small businesses, larger corporations, schools, hospitals, cities and countries in all regions of the world. I remain proud of our company's resiliency and of what our hundreds of thousands of employees around the world have achieved, collectively and individually. We owe them a great debt of gratitude.

Steadfast principles worth repeating

Looking back on the past two+ decades — starting from my time as Chairman and CEO of Bank One in 2000 — there is one common theme: our unwavering dedication to help clients, communities and countries throughout the world. Clearly our financial discipline, constant investment in innovation and ongoing development of our people have enabled us to achieve this consistency and commitment. In addition, across the firm, we uphold certain steadfast tenets that are worth repeating.

First, our work has very real human impact. While JPMorganChase stock is owned by large institutions, pension plans, mutual funds and directly by single investors, the ultimate beneficiaries, in almost all cases, are individuals in our communities. More than 100 million people in the United States own stocks; many, in one way or another, own JPMorganChase stock. Frequently, these shareholders are veterans, teachers, police officers, firefighters, healthcare workers, retirees, or those saving for a home, education or retirement. Often our employees also bank these shareholders, as well as their families and their companies. Our management team goes to work every day recognizing the enormous responsibility that we have to all of our shareholders.

Second, shareholder value can be built *only* if you maintain a healthy and vibrant company, which means doing a good job of taking care of your customers, employees and communities. Conversely, how can you have a healthy company if you neglect any of these stakeholders? As we have learned over the past few years, there are myriad ways an institution can demonstrate compassion for its employees and its communities while still strengthening shareholder value.

Third, while we don't run the company worrying about the stock price in the short run, in the *long run* we consider our stock price a measure of our progress over time. This progress is a function of continual investments in our people, systems and products, in good and bad times, to build our capabilities. These important investments also drive our company's future prospects and position it to grow and prosper for decades. Measured by stock performance, our progress is exceptional. For example, whether looking back 10 years or even further to 2004, when the JPMorganChase/Bank One merger took place, we have outperformed the Standard & Poor's 500 Index and the Standard & Poor's Financials Index.

Fourth, we are united behind basic principles and strategies (you can see the principles for How We Do Business on our website and our Purpose statement in [my letter from 2022](#)) that have helped build this company and made it thrive. These allow us to maintain a fortress balance sheet, constantly invest and nurture talent, fully satisfy regulators, continually improve risk, governance and controls, and serve customers and clients while lifting up communities worldwide. This philosophy is embedded in our company culture and influences nearly every role in the firm.

Fifth, we strive to build enduring businesses, which rely on and benefit from one another, but we are not a conglomerate. This structure helps generate our superior returns. Nonetheless, despite our best efforts, the walls that protect this company are not particularly high — and we face extraordinary competition. I have written about this reality extensively in the past and cover it again in this letter. We recognize our strengths and vulnerabilities, and we play our hand as best we can.

Sixth, we must be a source of strength, particularly in tough times, for our clients and the countries in which we operate. We must take seriously our role as one of the guardians of the world's financial systems.

Seventh, we operate with a very important silent partner — the U.S. government — noting, as my friend Warren Buffett points out, that his company's success is predicated upon the extraordinary conditions our country creates. He is right to have said to his shareholders that when they see the American flag, they all should say thank you. We should, too. JPMorganChase is a healthy and thriving company, and we always want to give back and pay our fair share. We do pay our fair share — and we want it to be spent well and have the greatest impact. To give you an idea of where our taxes and fees go: In the last 10 years, we paid more than $44 billion in federal, state and local taxes in the United States and over $30 billion in taxes outside of the United States. Additionally, we paid the Federal Deposit Insurance Corporation (FDIC) over $13 billion so that it has the resources to cover failures in the American banking sector. Our partner — the federal government — also imposes significant regulations upon us, and it is imperative that we meet all legal and regulatory requirements imposed on our company.

Eighth and finally, we know the foundation of our success rests with our people. They are the front line, both individually and as teams, serving our customers and communities, building the technology, making the strategic decisions, managing the risks, determining our investments and driving innovation. However you view the world — its complexity, risks and opportunities — a company's prosperity requires a great team of people with guts, brains, integrity, enormous capabilities and high standards of professional excellence to ensure its ongoing success.

Earnings, Diluted Earnings per Share and Return on Tangible Common Equity 2005–2025

($ in billions, except per share and ratio data)



■ Net income   **●** Diluted earnings per share (EPS)   **●** Return on tangible common equity (ROTCE)

1. Adjusted net income excludes $2.4 billion from net income in 2017 as a result of the enactment of the Tax Cuts and Jobs Act (TCJA). This is a non-GAAP financial measure.
2. Effective January 1, 2020, the Firm adopted the Financial Instruments – Credit Losses accounting guidance. Firmwide results excluding the net impact of reserve release/(build) of $(9.3) billion and $9.2 billion for the years ending December 31, 2020 and 2021, respectively, are non-GAAP financial measures.
3. Adjusted net income excludes $5.4 billion from net income in 2024 as a result of the net gain related to Visa shares and the donation of Visa shares to pre-fund contributions to the Firm's Foundation.

GAAP = Generally accepted accounting principles

Tangible Book Value and Average Stock Price per Share
2005–2025



High: $330.86
Low: $202.16 → $279.87

$205.20

$155.61

$144.05

$128.13

$113.80

$110.72

$106.52

$92.01

$65.62

$63.83

$58.17

$51.88

$39.22

$39.36

$40.36

$35.49

$47.75

$43.93

$36.07

$40.72

$44.60

$48.13

$51.44

$53.56

$56.33

$60.98

$66.11

$71.53

$73.12

$86.08

$97.30

$107.56

$38.68

$33.62

$30.12

$27.09

$22.52

$21.96

$18.88

$16.45

| ■ Stock price range¹ | ■ Tangible book value | ● Average stock price |

10% CAGR since 2005

1   Stock price range reflects intraday high and low.
CAGR = Compound annual growth rate

Stock total return analysis			
	Bank One	S&P 500 Index	S&P Financials Index
Performance since becoming CEO of Bank One (3/27/2000–12/31/2025)			
Compounded annual gain	14.1%	8.0%	6.1%
Overall gain	2,873.1%	621.6%	365.0%
	JPMorganChase	S&P 500 Index	S&P Financials Index
Performance since the JPMorganChase and Bank One merger (7/1/2004–12/31/2025)			
Compounded annual gain	13.4%	10.8%	6.3%
Overall gain	1,380.5%	805.9%	270.5%
Performance for the period ended December 31, 2025			
Compounded annual gain			
One year	37.3%	17.9%	15.0%
Five years	23.7%	14.4%	15.2%
Ten years	20.4%	14.8%	13.1%

This chart shows actual returns of the stock, with dividends reinvested, for heritage shareholders of Bank One and JPMorganChase and Bank One vs. the Standard & Poor's 500 Index (S&P 500 Index) and the Standard & Poor's Financials Index (S&P Financials Index).

Client Franchises Built Over the Long Term

Consumer & Community Banking

	2005	2015	2024	2025
Average deposits ($B)[1]	$187	$531	$1,064	$1,057
Deposits market share[2]	4.5%	8.1%	11.3%	11.1%
# of top 125 markets where we are top 3	*22*	*39*	*50*	*48*
Business Banking primary market share[3]	4.0%	7.9%	9.7%	9.5%
Client investment assets ($B)[1]	NA	$219	$1,088	$1,270
Total payments volume ($T)[4]	NA	$1.9	$6.4	$7.0
% of digital noncard payments[5]	~20%	52%	81%	82%
Credit card sales ($B)	*$225*	*$496*	*$1,259*	*$1,355*
Debit card sales ($B)	*NA*	*$258*	*$546*	*$586*
Debit and credit card sales volume ($B)	NA	$754	$1,805	$1,941
Credit card sales market share[6]	15%	21%	23%	24%
Credit card loans ($B, EOP)	$142	$131	$233	$248
Credit card loans market share[7]	19%	16%	17%	18%
Cards in force (M)[8]	NA	NA	111.7	116.5
Active mobile customers (M)	NA	22.8	57.8	61.7
# of branches	2,641	5,413	4,966	5,083
# of advisors[1]	NM	2,931	5,755	6,049

- Serve 86.6M U.S. consumers and 7.4M small businesses
- 75M active digital customers[9], including 62M active mobile customers[10]
- Primary bank relationships for ~81% of consumer checking accounts
- #1 retail deposit share
- #1 deposit market share position in 4 out of the 5 largest banking markets in the country (NY, LA, CHI and DAL) while maintaining branch presence in all 48 contiguous U.S. states
- #1 primary bank for U.S. small businesses
- #2 in J.D. Power 2025 U.S. Wealth Management Digital Experience Satisfaction Study among full-service investors[11]
- #1 U.S. credit card issuer based on sales[6]
- #2 owned mortgage servicers as of 4Q25[12]
- #4 in J.D. Power Mortgage Servicers Satisfaction Study[13]
- #3 bank auto lender for loan and lease financing[14]
- #2 in J.D. Power 2025 Digital Experience for Customer Satisfaction Study among Non-Captive Automotive Finance Lenders[15]

Commercial & Investment Bank

	2005	2015	2024	2025
	2006			
Total Markets revenue[16]	#8	#1	#1	#1
Market share[16]	6.3%	9.3%	11.4%	11.8%
FICC[16]	#7	#1	#1	#1
Market share[16]	7.0%	9.8.%	11.0%	11.1%
Equities[16]	#8	#3	#2	Co-#1
Market share[16]	5.0%	8.6%	12.2%	13.2%
Global investment banking fees[17]	#2	#1	#1	#1
Market share[17]	8.7%	7.9%	9.1%	8.4%
Assets under custody ($T)	$10.7	$19.9	$35.3	$41.2
Average client deposits ($B)[18]	$220.8	$586.8	$961.6	$1,097.6
Payments revenue ($B)[19]	$4.9	$7.6	$18.1	$19.3
Payments revenue rank (share)[20]	NA	NA	#1 (9.5)%	#1 (10.2)%
Firmwide average daily security purchases and sales ($T)	NA	NA	$3.4	$4.3
# of top 75 MSAs with dedicated teams[21]	35	57	74	74
Average Banking and Payments loans ($B)[22]	$117.0	$227.6	$348.8	$350.0
Multifamily lending[23]	#19	#1	#1	#1
# of Global Banking senior bankers[24]	NA	NA	3,872	4,171
# of CB senior bankers	NA	NA	1,959	2,117
# of GCB senior bankers	NA	NA	670	703
# of GIB senior bankers	NA	NA	1,243	1,351

- >90% of Fortune 500 companies do business with us
- On-ground presence in 179 locations in the U.S. and 65 countries internationally, serving clients in 100+ markets
- In 2025, extended $10B to create and preserve over 60K affordable housing units
- #1 in global investment banking fees for the 17th consecutive year and ranked #1 across ECM, DCM, North America, EMEA and Latin America in 2025[17]
- Consistently ranked #1 in Markets revenue since 2011[16]
- J.P. Morgan Research ranked as the #1 Global Research Firm, #1 Global Equity Research Team and #1 Global Fixed Income Research Team[25]
- #1 in USD payments volume with 30.2% USD Swift market share[26]
- #2 in U.S. Merchant volume processing[27]
- #1 in U.S. eCommerce Merchant processing volume [28]
- #3 Custodian globally by revenue[29]
- Banking and Payments services to approximately 36K Commercial & Specialized Industries[30] clients and 23K real estate owners and investors[31]
- Approximately $2.7B revenue from Commercial & Specialized Industries[30] expansion and nearly 3,000 new relationships in Commercial & Specialized Industries[30]
- #1 Traditional Middle Market Bookrunner for full year 2025 with 20+ specialized industry coverage teams[32]

Asset & Wealth Management

	2005	2015	2024	2025
JPMAM LT funds AUM performed above peer median (10-year)[33]	NA	84%	85%	83%
Client assets ($T)[34]	$1.1	$2.3	$5.9	$7.1
Traditional assets ($T)[34, 35]	$1.0	$1.9	$5.2	$6.3
Alternatives assets ($B)[34, 36]	$74	$221	$504	$560
Average deposits ($B)[34]	$42	$145	$235	$245
Average loans ($B)[34]	$27	$107	$228	$247
# of Global Private Bank client advisors[34]	1,484	2,328	3,775	4,101

- 170 funds with a 4/5 star rating[37]
- Business with 55% of the world's largest pension funds and sovereign wealth funds
- #2 in 5-year cumulative net client asset flows[38]
- #1 in active flows[39]
- Record client asset flows in 2025 of $553B, positive across all regions and channels
- #1 in active ETF flows and #1 in active ETF AUM[40]
- #1 in Institutional Money Market Funds AUM[41]
- #1 Private Bank in the World[42]

AUM = Assets under management
CB = Commercial Banking
DCM = Debt capital markets
ECM = Equity capital markets
EMEA = Europe, Middle East and Africa
EOP = End of period
ETF = Exchange-traded funds
FICC = Fixed income, currencies and commodities
GCB = Global Corporate Banking
GIB = Global Investment Banking
JPMAM = J.P. Morgan Asset Management
LT = Long-Term
MSA = Metropolitan statistical area
NA = Not available
NM = Not meaningful
Swift = Society for Worldwide Interbank Financial Telecommunications
USD = U.S. dollar
K = Thousands
M = Millions
B = Billions
T = Trillions

For footnoted information, refer to pages 48–49 in this Annual Report.

New and Renewed Credit and Capital for Our Clients
2005–2025

($ in billions)



■ Corporate clients   ■ Small Business, Middle Market and Commercial clients[1]   ■ Consumers   ■ Government, government-related and nonprofits[2]

1 In alignment with the business segment reorganization effective in the second quarter of 2024, Corporate Client Banking activity was moved from Small Business, Middle Market and Commercial clients to Corporate clients starting in 2024.
2 Government, government-related and nonprofits available starting in 2019; included in Corporate clients and Small Business, Middle Market and Commercial clients for prior years.

Assets Entrusted to Us by Our Clients
2005–2025

Deposits and client assets[1]

($ in billions)



■ Client assets　■ Wholesale deposits　■ Consumer deposits

Assets under custody[2]

($ in trillions)

2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
$10.7	$13.9	$15.9	$13.2	$14.9	$16.1	$16.9	$18.8	$20.5	$20.5	$19.9	$20.5	$23.5	$23.2	$26.8	$31.0	$33.2	$28.6	$32.4	$35.3	$41.2

1 Represents assets under management, as well as custody, brokerage, administration and deposit accounts.
2 Represents activities associated with the safekeeping and servicing of assets.

Our Fortress Balance Sheet
2005–2025

Tangible common equity (average)[1]

($ in billions)



7.0% 7.3% 7.0% 7.0% 8.8% 9.8% 10.1% 11.0% 10.7% 10.2% 11.6% 12.2% 12.1% 12.0% 12.4% 13.1% 13.1% 13.2% 15.0% 15.7% 14.6%
$49 $56 $63 $80 $95 $111 $124 $136 $149 $161 $170 $180 $185 $183 $187 $191 $203 $204 $230 $260 $280
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
Tangible common equity (average)
CET1 (%)2
9% CAGR
since 2005

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Net income applicable to common stockholders ($B)	$8	$14	$15	$5	$9	$16	$18	$20	$17	$20	$22	$23	$23	$31	$35	$27	$47	$36	$48	$57	$56
Capital returned to common stockholders ($B)[3]	$6	$5	$9	$(12)	$(6)	$1	$11	$4	$9	$10	$11	$14	$22	$28	$34	$16	$29	$13	$20	$31	$46
ROTCE (%)	15%	24%	22%	6%	10%	15%	15%	15%	11%	13%	13%	13%	12%	17%	19%	14%	23%	18%	21%	22%	20%

Liquid assets[4]

($ in billions)

387% 311% 350% 159% 152% 192% 136% 132% 90% 80% 106% 110% 118% 129% 115% 70% 63% 77% 86% 93% 96%
$106 $146 $137 $371 $450 $366 $510 $547 $804 $921 $745 $786 $768 $755 $860 $1,437 $1,652 $1,430 $1,447 $1,428 $1,464
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
Liquid assets
Average loans/Liquid assets (%)

Liquid assets from 2005-2012 defined as cash and due from banks, deposits with banks and investment securities.
CAGR = Compound annual growth rate
CET1 = Common equity Tier 1
ROTCE = Return on tangible common equity

For footnoted information, refer to page 49 in this Annual Report.

JPMorganChase Exhibits Strength in Both Efficiency and Returns When Compared with Large Peers[1] and Best-in-Class Peers[1]

Year ended December 31, 2025



JPMorganChase

Efficiency		Returns	
Overhead ratio[2]		ROTCE	
JPM	52%	JPM	20%
BAC	61%	MS	22%
WFC	64%	GS	16%
GS	64%	WFC	15%
C	65%	BAC	14%
MS	68%	C	8%

	Efficiency		Returns		
	JPM overhead ratio	Best-in-class peer overhead ratio[3]	JPM ROTCE	Best-in-class peer ROTCE[4,6]	Best-in-class GSIB peer ROTCE[5,6]
Consumer & Community Banking	53%	52% BAC-CB	32%	28% BAC-CB	28% BAC-CB
Commercial & Investment Bank	49%	57% GS-GBM	18%	17% GS-GBM & MS-IS	17% GS-GBM & MS-IS
Asset & Wealth Management	64%	60% NTRS-WM & DWS	40%	48% MS-WM & IM	48% MS-WM & IM

GSIB = Global systemically important bank
ROTCE = Return on tangible common equity

For footnoted information, refer to page 49 in this Annual Report.

Within this letter, I discuss the following:

I. Specific Issues Facing Our Company

The last five years have been a period of significant growth for us — as evidence, we added more than 60,000 people to our workforce, we opened over 900 branches across the United States, and we launched multiple new products and services. In the following section and in the letter by our Chief Operating Officer, we share various ways we seek to keep our company healthy, including specific efforts designed to maintain our grit, our leading position and our efficiency. We are keenly aware that our competition around the world is always gaining.

We are confronted with extraordinary global competition from both traditional and new challengers.

Our shareholders should recognize, as we do, that our company faces strengthened traditional competitors, including large banks in the United States, regional banks, strong international banks, large and successful money managers, and strong investment banks.

As I've detailed in previous letters, our rivals increasingly include a large and growing set of nontraditional and fintech competitors globally in areas such as payments, digital banking and investing, and global market making. I'm not going to mention all their names, but you can imagine that we study and track over a hundred of them.

While we have been able to grow, many but not all of the new players have been quite successful and continue to raise both money and their ambitions. In addition, a whole new set of competitors is emerging based on blockchain, which includes stablecoins, smart contracts and other forms of tokenization.

Our ongoing success will be based on our ability to wisely invest and move very quickly and nimbly, especially around product design and rollout, including incorporating artificial intelligence (AI) in everything we do. While much of what we do will remain the same — serving people and businesses needing to hold money, move money, invest money, raise money and manage their investments — new competitors and new technologies may change the fundamental nature of *how* all this is done.

We're addressing those challengers as part of our expansion plans.

While the competition is fierce, we do believe in most cases we will be able to sustain our top-ranking performance. In the section on management learnings, I discuss what we need to do as a management team to ensure our ongoing success.

We continue to see growth opportunities in almost all our businesses.

Some of our growth opportunities are basic and exist in every detailed segment level. In Consumer & Community Banking (CCB), we continue to add, train and enable bankers and advisors to serve more clients. We're expanding our branch network to capture share in under-penetrated markets, including more **rural markets** across the country. And we're investing in marketing and product refreshes to drive card account growth, as well as scaling natural adjacencies in wealth management and commerce to address more of our customers' needs. In the Commercial & Investment Bank (CIB), we're expanding to more countries and regions, securing growth in private markets and building upon our capabilities in global payments and digital assets. And in Asset & Wealth Management (AWM), we are continuing to invest in our active management capabilities, enhancing our alternatives and exchange-traded fund platforms, expanding our international footprint and adding Global Private Bank advisors.

You can read about these plans more specifically in the CEO letters.

Our ongoing success will require us to up our game — and in multiple ways.

We need to do a better job of utilizing our data to help the customer. We must develop products quicker and always look at the adjacencies that can make a customer's life easier. We need to roll out our own blockchain technology and continually focus on what our customers want in a very detailed way.

We need to maximize the benefits of our scale and scope, which are necessary to our largest institutional and government clients, while minimizing their considerable negatives.

Size can often be a tremendous business disadvantage because it frequently comes with the baggage of complexity, bureaucracy and complacency. It can slow down decision making, generate arrogance and cloud the essential focus on seeing the world through the customer's eyes. Being a company of sizable magnitude makes it easier to ignore new competitors since they often start small in one product but move rapidly to expand. The most successful examples of these are Block, Citadel Securities, Revolut and Stripe.

However, scale, capital and capabilities are going to matter **more** with the enormous investments that need to be made in global infrastructure — technology, new supply chains, AI and enhancements that meet government needs. In some of these cases, our size, capital and capabilities can be a relatively good competitive advantage.

We continue to roll out exciting new initiatives.

They are outlined as follows:

Our Security and Resiliency Initiative is critical to national and global security.

Our Security and Resiliency Initiative (SRI) is already well underway and, in fact, will help us grow. It is explained in greater detail in the last section of this letter but, broadly speaking, describes our deployment of capital and expertise to support industries critical to the military and economic security of the United States and its partners. We have a lot to catch up on and **not much time.**

Reigniting the American Dream is also essential — and it drives growth as well.

I continue to believe the American Dream is alive, but it's slipping out of reach for too many people — and it's now affecting generations of families. This slows economic growth, hurts communities and prevents many people from getting ahead. Further, it deeply damages Americans' faith and confidence in their country.

That is why JPMorganChase recently announced the American Dream Initiative (ADI) — a firmwide multi-year effort to expand opportunity to millions of Americans through targeted investments in local communities across the United States. It builds on our firm's years of experience of investing in local solutions that work.

We will focus on six areas where we have deep expertise that helps drive meaningful impact:

- **Business growth and entrepreneurship:** Increase access to capital, advice, training or tools for 10 million small businesses.

- **Housing access and affordability:** Improve affordability for hundreds of thousands of renters and buyers through increased housing supply and homeownership opportunities.

- **Financial health and wealth creation:** Expand access to financial education, banking products, services and digital financial health tools — scaling financial education efforts to reach approximately 5 million cumulative customers, students and small businesses, up from 1 million served over the past five years.

- **Careers and skills:** Broaden access to skills-based training through policy and hiring opportunities, including for JPMorganChase employees.

- **Healthcare:** Support efforts that offer better access to healthcare, as well as promote better health outcomes, affordability and transparency for all Americans.

- **Local institutions:** Provide more financing and support for thousands of schools, hospitals, nonprofits and local governments critical to community success across the United States.

We are starting by supporting 10 million small businesses — up from 7 million served today — over the next several years. As the nation's leading small business bank, we intend to scale support for small businesses by deploying increased capital and providing more financial coaching, advice, training and tools.

We're also taking the American Dream to the local level — and our presence in Detroit proves that point. When we went there in 2014, we looked at what the city needed and how investments from our firm could make a meaningful difference, targeting areas where we could make the greatest impact. We must continue these efforts, learning from successes like Detroit. That city spawned many initiatives at our company (think our Service Corps and *Advancing*Cities), but most important, it showed how proper **collaboration** between business and government can help to tackle some of our biggest problems.

Now we want to replicate and scale what works. ADI will be nationwide with a particular focus on amplifying impactful work already happening in certain markets, such as Alabama, Atlanta, Los Angeles, Philadelphia and San Francisco. Please read the sidebar, which shows how we're going deep and local in Alabama.

We need to support policies that create jobs, foster upward mobility and ensure everyone has a fair shot. This could go a long way to solving affordability challenges, too. Jobs create dignity and self-worth — and attaining that first rung almost always leads to the second, which, in turn, fosters many positive social outcomes.

The dream of enjoying freedom, taking care of your family, experiencing good health and making the most of opportunity is not just an American aspiration, it's a global one.

Investing in Alabama

For over 50 years, JPMorganChase has helped drive economic and job growth, support businesses of all sizes and put the American Dream within reach for more Alabamians. It's clear that Alabama's future is bright, and we are excited for what's next.

We've been working hand in hand with local governments, businesses and community partners to understand how we can best use JPMorganChase's full range of resources to complement their efforts. I was honored to meet with many of these leaders during our bus tour through Alabama last summer. The state's expansive economic growth has opened up immense opportunity for the residents and businesses of Alabama.

We proudly serve more than 590,000 Consumer Banking customers, helping them buy homes and save for the future. We bank over 29,000 small businesses statewide, as well as key institutions like Auburn University, the University of Alabama, Children's Hospital of Alabama and Infirmary Health System, among others. We also finance critical infrastructure, including a recent $730 million Alabama Highway Authority bond for the West Alabama Corridor project.

This year we are deepening our efforts in Alabama as part of our recently announced American Dream Initiative. This includes new programs and ideas that you'll hear more about in the coming weeks and months, such as:

- Strengthening small businesses by expanding access to capital and providing expert advice, helping them compete for supply chain contracts and other opportunities.

- Equipping individuals to secure in-demand jobs in Alabama's growing sectors, working with employers, colleges and other local partners to accomplish this.

- Helping families achieve their financial goals with new digital tools and education programs.

Many of these efforts align with our Security and Resiliency Initiative, a $1.5 trillion, 10-year plan to facilitate, finance and invest in industries critical to national economic security and resiliency. We expect this to benefit companies, workers and communities in Alabama, a leader in advanced manufacturing, aerospace and defense.

Supporting local businesses

Small and midsized businesses are the backbone of the state's economy — the former alone employ nearly half of Alabama's private sector workers. JPMorganChase will continue to help local entrepreneurs and businesses, like Astrion, headquartered in Huntsville, at every stage of their growth secure access to capital, supply chain opportunities and other essential resources to thrive.

This includes a recent $2 million philanthropic investment to launch the Alabama Capital Access Collaborative aimed to help small businesses gain improved access to capital and achieve greater efficiencies, as well as assist local community development finance institutions and other community lenders in improving their lending, investing and operational capacity.

Moving forward, we're helping local small businesses overcome barriers to serving as suppliers in Alabama's growing aerospace, defense and government industries by providing mentorship, capital and upskilling to compete for supply chain contracts. It can be costly and difficult for smaller companies to meet the requirements, including cyber readiness.

Additionally, we're expanding our team of senior business consultants in branches across Alabama and providing more coaching and expert guidance on business planning, financial management and marketing.

Connecting Alabama workers to high-growth industries

A prosperous job market is the foundation of a strong economy — and in Alabama, demand is high for skilled workers, especially those who can perform technical work in the industries that are vital for America's security and local economic growth.

With our support, the nonprofit Alabama Possible is working with community colleges to expand eight career advancement programs for adult learners in aviation, steel and aerospace. They're also partnering with Alabama Power to support two accelerated training programs for HVAC technicians and utility line workers.

As we do more in Alabama, we intend to partner with additional community colleges and universities, business leaders, and groups that serve communities large and small to better connect local workers and employers. This includes expanding access to skills and job opportunities for veterans and strengthening apprenticeship pathways.

Expanding access to banking services

We're working to help more Alabamians save money, build credit and achieve their financial dreams.

We are opening new branches in Decatur, Foley and Trussville this year as part of our plan to triple the number of Chase branches to 35 by 2030. We will also open our first Community Center in the state, which is designed with extra space for community events, financial health workshops, skills training and small business pop-ups. This effort will create more than 170 new jobs and help over 50% of the state's citizens reside within an accessible drive of a Chase branch.

Through Chase Money Skills, Chase Secure Banking℠ and Chase First Banking℠, we're also helping people access digital financial tools and affordable banking products. Through our Birmingham-based Community Manager, we're offering additional financial education and expanding our partnerships with community organizations and colleges. These collective efforts help with ways to boost credit scores and put residents on a pathway to homeownership.

By doing more in Alabama, we're not just investing in the state's economic future — we're helping to secure America's long-term economic resilience and security, with Alabama's people and industries leading the way.

Serving Alabama since 1973

Our footprint includes:

Serving our clients and customers

- ~280 medium and large clients

- $15+ billion in credit and capital provided to medium and large clients since 2021

- 590,000+ customers supported with mortgages, auto loans, and savings, checking and credit card accounts

- 29,000+ small business customers

- 14 branches across the state, growing to 35 by 2030

Serving local institutions

- 17 government, higher education, healthcare and nonprofit clients throughout the state

- $5.1 billion in credit and capital provided to government, higher education, healthcare and nonprofit clients throughout the state since 2021

- 30+ regional, midsized and community banks provided services, helping them serve local communities

- $155 million in credit and capital extended to financial institutions, such as local and regional banks, since 2021

- $55+ million in financing for affordable housing construction and preservation in Alabama since 2020

- $730 million Alabama Highway Authority bond to advance the West Alabama Corridor project, widening the highway to four lanes and creating better access to services like healthcare, education and jobs

Serving the local economy and communities

- 150 company employees throughout the state, providing full-time employees with a minimum annual pay of $41,600 (plus an average annual benefits package worth over $21,000), compared with the statewide per capita income of nearly $36,100

- $9.5+ million contributed to the Alabama economy through goods and services purchased by the firm in 2025

- $6.5 million in philanthropic support provided since 2019

We will be building new products to make us an even greater trusted partner.

We are an extremely trusted partner in a world of growing distrust, particularly in the spheres of social media, commerce and use of data and where these intersect. There are a lot of risks associated with the misuse of customer data and commerce, which is likely to get far worse with AI and agentic commerce. We think there are large opportunities for us to act on behalf of our customers and in the way they want — as a truly trusted partner. We are continually improving our already strong capabilities to combat scams and fraud. We expect to roll out some products over the next two years that will build on what we already offer, particularly around control of personal data, safe commerce and customer-friendly algorithms. We also believe that some of our identity and fraud prevention capabilities can be extended to more third parties.

We continue to bring all our clients, regardless of size, best-in-class money management tools.

We have continued to grow our Wealth Management business through our branch bank model, J.P. Morgan advisors and Self-Directed Investing. In total, client investment assets in this area rose 17% in 2025 to $1.3 trillion. In 2026, we intend to make it much easier for clients to **automatically** move money from their regular checking account to higher-yielding brokerage products and vice versa so they can maximize yield while managing day-to-day cash flow. It won't require multiple steps to trade, clear and transfer cash between accounts — our Smart Cash capability will do it for them. Eventually, AI will allow clients to predict cash flow needs and anticipate upcoming bills, doing their budgeting for them.

In 2026, we have also rolled out what we believe is **best-in-class retail trade execution** — basically giving consumers access to the same execution capability that the largest, most sophisticated investors in the world enjoy, which saves them money. We believe this is better than the execution provided when a broker is paid for order flow.

We now offer Special Advisory Services to our key clients.

With clients facing unprecedented change, uncertainty and opportunity, we recognize that the traditional role of a banker is changing. In navigating complex challenges, clients are often seeking guidance far beyond typical financial advice. We're commonly asked, "How does JPMorganChase approach this? How are you preparing for that? How do you protect the firm? How do you ensure operational resiliency?"

Special Advisory Services allows us to formally connect clients with our in-house experts leading critical areas such as AI, cybersecurity, digital assets, geopolitics, government affairs, real estate, risk strategy, supply chain and talent management. This means our clients can draw on the same expertise and insights that guide our own firm through today's most complex challenges.

Whether a client is preparing for a major IPO, planning a transformational deal or looking to grow their business with us as their primary bank, our commitment is to be there every step of the way. Sharing insights and best practices with them across so many aspects of their company can help them run a better business. It's also one more way we can demonstrate our dedication to the client, understanding their challenges and strengthening our value as their partner for years to come.

We used to offer these services on an ad hoc basis, often by request. Now we intend to extend these extraordinary services further to companies that have a long-term relationship with us; i.e., we are one of their lead banks and have trusted relationships with their C-suite and board members.

We believe we can deploy our excess capital over time at good returns.

Our excess capital, making many assumptions around regulatory reform, is approximately $40 billion. This $40 billion is effectively earning a 4% after-tax return. We now believe that over time we can deploy it at excellent returns. We will do this with our normal careful building of important customer relationships, which also means that it may take several years or so to deploy this capital.

In the meantime, we continue to pay healthy and increasing dividends. And we also continue to buy back enough stock so as not to increase total excess capital, though we have a number of options on how to deploy our capital and are clear-eyed that many asset prices, including bank stocks, are fully valued. We always prefer to deploy capital, if possible, and when we do that through share repurchases, we want it at prices that enhance the value for our ongoing shareholders.

Some of our excess capital is effectively deployed when we build new branches or hire new bankers, even though it is treated as an expense. We believe that the initiatives listed above and outlined in the CEO letters are effective uses of our deployable capital.

Well-designed bank regulations can make the system safer, simpler and more customer-friendly as they help free up capital and liquidity for productive use.

A properly regulated banking system helps reduce risk to the financial system, protect customers, and maximize productive use of capital and lending. The Dodd-Frank Wall Street Reform and Consumer Protection Act and some of the rules that followed that legislation accomplished some good things. At the same time, they also created a fragmented, slow-moving system with expensive, overlapping and excessive rules and regulations — some of which made the financial system weaker and reduced productive lending. Those regulations also created many rules and requirements that had nothing to do with safety and soundness, and in fact often took the regulators' eyes off the real risk. The real risks almost always end up being credit, liquidity, interest rate or operational risk.

Many of the financial rules that were put in place did not originate from a clear idea about what they should be or what they should accomplish, which led to unintended consequences. Additionally, rules were often inconsistent from regulating body to regulating body — and many regulators were independently involved in so many regulations that they lacked an ability to make rapid or coordinated changes as needed. Of course, this was also very difficult for them.

I am going to talk further about some of the negative consequences of bad bank regulations, but I also hope to provide some real solutions.

One other flaw of the banking regulations is that they were legislated in a way that made them open to completely different interpretations depending on your political point of view. As agency leadership changes, this has the effect of creating ping-pong regulations. It would be very helpful if legislators wrote more clearly crafted regulations across the board that minimized the risk of dramatically different political interpretations.

Here are some of the negative consequences partially due to poor bank regulations.

- Because capital requirements on banks are much higher than the market gives to private entities, insurance companies or even foreign banks, huge arbitrage is created. This is often a sign of potential risk.

- Regulators wrongly incorporated an accounting concept called "held to maturity" (HTM) into the capital rules, thereby giving Treasury and mortgage securities better capital treatment because the holder has promised not to sell them. This had many negative consequences — it allowed banks to not recognize mark-to-market losses on those securities in their regulatory capital, and in some cases, it falsely increased returns on those securities (because the amount of regulatory capital needed to be held against them was significantly smaller). This inadvertently encouraged banks to take on more interest rate risk, which was the ultimate trigger for the failure of Silicon Valley Bank (SVB) and First Republic Bank (FRB).

- The Fed's Comprehensive Capital Analysis and Review (CCAR) stress test, as currently constructed, produces results that are far worse, in our strongly held opinion, than what our actual results would be under those severely adverse conditions. The process is flawed, including reliance on inaccurate models and assumptions and the fact that it tests only one type of crisis, so other scenarios are overlooked (e.g., rapid rises in interest rates, as in the case of SVB and FRB). Testing should use accurate numbers and assumptions — then the results are what they are — rather than being driven by predetermined "what-ifs." More transparency and sound methodology would lead to continuous improvement, not gaming the system. Essentially, we do not use CCAR to manage risk — we look at far more scenarios and need to be prepared for all of them. We also look at these risks every week, not just once a year.

- The calculation for a global systemically important bank (GSIB) remains one of the most convoluted and distorted calculations I have ever seen (it was a typical over-architected academic modeling exercise that has very little to do with real risk) — and it should be gotten rid of and replaced with something reasonable. I understand the concept that the failure of a large bank would be more damaging in general than the failure of a smaller bank. This is the same concept as loss given default, however the probability of default may be considerably less. At the very least, the methodology should be simplified and made to focus on risk more than it does today.

- Operational risk capital calculations are also intensely inaccurate and should *actually measure* risk in a way that helps banks manage operational risk. The framework does not offer credit for anything that was done to dramatically reduce such risk. And it does not measure factors that cause *actual* operational risk, such as excessive margining, low-quality collateral, actual operational failures, lower-quality lending and others. In an ironic twist, most of the operational risk capital borne by banks is related to litigation plus fines and fees charged by regulators, which were excessive and punitive (and impossible to dispute).

- The Federal Reserve never fully disclosed what they believed the changes in capital rules and liquidity requirements would do to bank lending and market liquidity. Nor has the Fed ever accurately provided an analysis of the effects that result from the interconnectivity between liquidity requirements and quantitative easing (QE).

- Liquidity requirement regulations permanently locked up (in a very rigid way) an extraordinary amount of liquidity in the banking system, which could have gone to more productive use. JPMorganChase alone will have over $1 trillion in usable liquidity but will be unable to deploy it because of the inflexibility of the calculations. More to come on this point.

- All these financial rules dramatically reduced lending by banks and contributed to lending's shift into the nonbank sector, which is often more expensive and less reliable.

- The FDIC process was badly handled. Its mismanagement of SVB, Signature Bank and FRB probably cost the FDIC many billions more than it should have. And since the FDIC is effectively a mutual insurance company, these losses are always charged back to the banks — **the taxpayer has never paid**.

Not all bank regulations are all good or all bad — we should just try to get it right. I have a few suggestions.

Here are some examples of smart, rigorous regulations and new ideas that could make the system safer and better.

One of the huge risks for a bank has always been a "run on the bank," which occurs when people think that their uninsured deposits are at risk. The FDIC only covers insured deposits, and the run risk is driven by uninsured deposits, particularly nonoperating uninsured deposits. In recent bank failures, regulators have had to invoke the systemic risk exception (SRE) to protect uninsured deposits at the point of failure. That is a problem — no one should want this as an emergency mechanism. It creates moral hazard, and the process to invoke the SRE is chaotic and involves multiple agencies, including approval by the Treasury Secretary in consultation with the President. Bank runs can happen quickly, and relying on that type of action to avoid contagion is simply not a good idea. Here are some ideas that I believe would not only significantly reduce the chances that the SRE would need to be invoked but would also make the system safer and avoid moral hazard.

- I would limit the amount of HTM securities in a way that links to the total long-term debt that the bank must have available to absorb losses upon its failure. And while this is a judgment call, banks need to realize that when available-for-sale and HTM security losses start to exceed 50% of tangible equity, investors will get worried.

- Through some simple tests, I would limit the extent of interest rate exposure that banks can take.

- Capital has not been an issue for banks. However, I would establish clear capital thresholds. If banks go below a certain amount, they cannot raise their dividend or buy back stock. At a level below that, they would have to cut their dividend. And at a level below that, they would be forced to raise capital. This would impose real discipline. Although current Fed rules already achieve some of that, I think the rules could be tougher, clearer and simpler.

- The liquidity component of loans and securities should be equal to what the Fed discount window would lend against those securities. We should eliminate duplicative or unnecessary liquidity buffers. These actions would create an enormous amount of lendable liquidity and also allow banks to use their capital far more flexibly in a crisis. They would also reduce the need for the Fed to step in every time there is a kerfuffle in the market. Credit for the Fed discount window alone would increase JPMorganChase's lendable liquidity by almost $500 billion.

- Prior to failure — between the Fed window and the rather quick sale or financing of securities or other assets — banks should be in a position where they have enough liquidity to pay off more than 50% of uninsured, nonoperating deposits. Regulators floated a similar idea in 2024, and I agree with them. This plan, plus the fact that equity and long-term debt will absorb losses before uninsured deposits are at risk, would give customers far greater peace of mind.

- We should also consider simply setting, upfront, a statutory cap on the percentage loss on uninsured deposits in the event of failure — say, at 5%. This would reduce moral hazard and create an additional buffer for the FDIC to achieve a smooth resolution without using the SRE. With this plan, a small portion of the uninsured deposits would be immediately available to cover losses and communicated to depositors in "peacetime" while the bulk of uninsured deposits would be protected in a resolution. Although some might argue that a mechanism like this might increase the risk of a bank run, I think if the percentage is well-chosen, it might actually be stabilizing by eliminating the uninsured depositor's nightmare scenario of losing all their money. In the end, all debates about the best way to proceed revolve around how much shareholders, creditors and uninsured depositors of the failing bank should pay and how much healthy banks should pay. As I already said, it has never been the taxpayer. And perhaps capping the maximum loss on uninsured deposits upfront would put an end to ad hoc involvement by the government once and for all.

- On highly leveraged repo or derivative-type positions, there should be standard conservative margin requirements, as appropriate, for each type of collateral and maturity. Banks should be allowed to require less margin, which often happens because of competitive markets; but if banks take this step, they should report that action to the Fed. The Fed ought to reserve the right to charge capital if it thinks margin requirements are too low or the aggregate size of these positions is causing risk to the system. This would give the Fed a very powerful tool to deleverage and derisk the system.

Our initial reactions to the revised Basel 3 Endgame and GSIB proposals are mixed.

While it was good to see that the recent proposals for the Basel 3 Endgame (B3E) and GSIB attempted to reduce the increase in required capital from the 2023 proposals, there are still some aspects that are frankly nonsensical.

The GSIB surcharge is still broken. The original Basel rule, known as Method 1, was a grab bag of overlapping metrics — many of which had nothing to do with risk or resolvability — that solved for a number that international regulators thought was right. Then the United States decided that wasn't high enough and created Method 2, which basically was double Method 1. In the meantime, banks, including JPMorganChase, have made enormous progress addressing resolvability concerns while remaining profitable and becoming more resilient. Due to its methodological flaws, the bulk of the increase of our Method 2 surcharge has been driven by growth in the overall economy. Under the GSIB re-proposal, our surcharge would only decrease very modestly, to about 5.0%. This is absurd when we compare it with our 2015 Method 2 surcharge of 3.5%, and even more absurd when compared with our Method 1 surcharge of 2.5%, which has been flat versus inception.

A properly designed framework should reward the resilience and strength of our diverse income streams and strong risk management. With a surcharge of approximately 5.0%, JPMorganChase will have to hold as much as 50% more capital across the vast majority of loans to U.S. consumers and businesses when compared with a large non-GSIB bank for the same set of loans. While we can accept that some level of surcharge is appropriate, given our position in the market, the proposed level just seems to punish our success, our strength, our consistency and our balanced business model. Frankly, it's not right, and it's un-American.

As I mentioned earlier, there are numerous flaws in the operational risk framework. Since the current proposal still retains this operational risk and hasn't addressed all the duplication and flaws, we could show you some additional capital metrics that are a fairer representation of the strength of our balance sheet.

We support a timely finalization of the B3E and GSIB re-proposals: Everyone wants to move on, and there are new important areas that require focus, like liquidity regulation. But, unfortunately, the latest proposals are still very flawed in a few specific areas, so we will be pointing that out in our comment letters.

AI, data and technology are key to the future, as is solving for how to implement AI properly and fast.

The importance of AI is real — and while I hesitate to use the word transformational — it is. The pace of adoption will likely be far faster than prior technological transformations, like electricity or the internet. Those took decades to roll out, but this implementation looks likely to accelerate over the next few years. Our Chief Operating Officer describes our efforts in more detail, but I want to make some key points here.

- We will not put our heads in the sand. We will deploy AI, as we deploy all technology, to do a better job for our customers (and employees).

- AI will affect virtually every function, application and process in the company. And in the long run, it will have a huge positive impact on productivity. I do not think it is an exaggeration to say that AI will cure some cancers, create new composites and reduce accidental deaths, among other positive outcomes. It will eventually reduce the workweek in the developed world. And people will live longer and safer.

- We do not yet know exactly how AI will unfold. The landscape will change rapidly, with shifting assumptions about power consumption, costs, chip technologies and the speed at which data centers are deployed. There will be a wide variety of AI models — open and closed, large and small — and no single tool will dominate. Overall, the investment in AI is not a speculative bubble; rather, it will deliver significant benefits. However, at this time, we cannot predict the ultimate winners and losers in AI-related industries.

- AI is a genuine technological shift that will impact many sectors, including physical industries and scientific research. AI is only beginning to be applied broadly in science, and its influence will continue to expand.

- AI will also introduce serious new risks — from deepfakes and misinformation to cybersecurity vulnerabilities. These risks are real, but they are manageable if companies, regulators and governments prepare. The worst mistakes we can make are predictable: overreact at the first serious incident and regulate out important innovation or under-react and fail to learn from what went wrong. The right approach requires rigorous preparation in advance, an honest assessment when things go wrong — and they will — and discipline to fix what's broken without destroying what works.

- AI will definitely eliminate some jobs, while it enhances others. Our firm will have definitive plans on how we can support and redeploy our affected workforce.

- AI will create many jobs — some we can see today in cybersecurity and AI itself, and some we can't see. But we do know that there is a huge workforce shortage for many well-paying white- and blue-collar jobs.

- There is a possibility that AI deployment will move faster than workforce adaptation to new job creation. In prior technological transformations, labor had time to adjust and retrain. We do believe that business and government can do many things to properly incent retraining, income assistance, reskilling, early retirement and relocation for those whose job might be adversely impacted by AI (I talk about some of these ideas in Section IV around work skills training and the Earned Income Tax Credit).

One last but important point: We have focused on some of the "known and predictable" and some of the "known unknown" events. But huge technological shifts like AI always have second- and third-order effects as well that can deeply impact society. Some of these are, for example, cars bringing about the development of suburbs and shopping malls; agriculture enabling cities; and the original internet (invented back in 1969) leading to mobile phones, apps and social media. We should be monitoring for this kind of transformation, too.

Cities — like individuals, companies and countries — need to compete.

No matter who you are, you need to deal with reality and the truth. The truth is that while New York City has much going for it, particularly for financial companies (because of extraordinary local talent), it also has the highest city and state corporate taxes and the highest individual income and state taxes. People often make this a moral or loyalty issue, but it is not. Companies need to remain competitive in this very tough, fast-moving world. And higher taxes mean lower returns on capital and less competitiveness by their nature.

Additionally, individuals vote with their feet — you can already see a fairly large exodus of people and jobs out of some states with high taxes and high expenses (often due to high taxes and regulatory burdens). Sometimes you see companies leaving states, but migration also shows up in shifts of employees out of certain states. For example, while New York City is still our company's global headquarters, we have shrunk our headcount in the city, from 30,000 a decade ago to 24,000 today, and increased our headcount in Texas, from 26,000 in 2015 to 32,000 today. This trend will likely continue.

Sometimes this can be a disaster for a city. I am reminded that in the 1970s, nearly half of the 125 Fortune 500 companies based in New York City left. While mergers accounted for some departures, the price of doing business in New York City accounted for most: cost of taxes, office rents, labor and so on. No city — or company or country — has a divine right to success.

II. Management Learnings

We always enjoy every year musing about management lessons learned — and sometimes relearned. Sometimes we also discover that we need to change how we function because the world (technology, competitors, products, among other factors) has changed.

It's essential to organize in small teams for super speed.

The real competitive battles are fought at the detailed segment level: It's not just investment banking or the investment banking healthcare sector; it's having the right team to win in healthcare pharma or medical devices. It's not just credit card or even affluent brands; it's the Chase Sapphire® card. It's not small business clients in branches; it's restaurateurs or law firms. It's not digital payments; it's 24/7 digital payments with automatic currency conversions. It's hundreds of small teams (including technology, AI, marketing, subject matter experts and others) attacking specific problems. The teams needed to tackle these challenges should be small and authorized with the decision-making ability to move and act like Navy SEALs or the Army's Delta Force. Finally, they need to be dedicated to the task at hand. Very often when a management team wants to accomplish something new, like create a digital account opening process that cuts across virtually every area, everyone on the team says, "We'll get it done," meaning they will add it to the long list of tasks already on their plate. But when efforts are 1% of a lot of people's jobs, it will never get done. You need a team 100% dedicated to the mission — and everyone else supports them.

Success requires speed, agility and relentless execution. This is trench warfare; it's about fighting for every inch, moving quickly and getting things done. Growth comes from out-working and out-innovating the competition, deploying our resources strategically and fine-tuning our initiatives to maximize impact.

We need to keep everything in motion, break down bureaucracy, and leverage our trusted brand and technological edge to win in every market where opportunity exists. I do believe that we have everything in motion for continuous progress.

Teams require great platforms across the company.

While there is an unbelievable need for speed, these teams can't all build their own systems. They need to rely on a common language, common tools and interoperability. Therefore, certain platforms (e.g., for data, AI, coding, financial and CRM systems) need to be companywide and easily deployed, which may mean they are necessarily large. Before they are deployed, it may require consensus that they are the best platform to use. This makes them reusable and highly efficient. The trick is to have great platforms without creating bureaucracy and to build great teams for speed.

Building a lasting, deeply rooted and common culture is critical — and it takes an extraordinary amount of effort.

It has been an immense pleasure and honor running this company. It has also been an extraordinary amount of hard work, long days and lots of travel. And I have often wondered if all of that effort was worthwhile. I have seen management teams that don't work as hard or travel as much and still run a successful company. And I have seen companies that have multiple cultures and still seem to get by — at least in the short run. But I do not believe this company, with its complexity and extraordinary risk and global reach, could have survived or thrived that way. When I look back, I do believe the exceptional effort that we all made really made a huge difference.

Given the breadth of our company, these efforts take many forms. In addition to constant business reviews, management meetings, workout sessions, deep dives, client and employee lunches, and leadership offsites, our commitments are considerable, a sampling of which may help our shareholders better understand how we maintain our culture. Here are a few examples from the **past 10 years**:

- **The letter to shareholders**, published each year in the Annual Report, is very clarifying not just to shareholders but to me, the management team, our employees and the communities in which we operate. While the annual letter is a lot of work — both for me and for many people in the company — it makes us analyze and answer complex questions, and articulate clearly and concisely what we are trying to accomplish.

- Attending leadership training sessions, of which we do hundreds, and employee town halls, of which I **personally hosted more than 60 last year**, has been a significant commitment over the last 10 years.

- In my travels, I've made a total of over **230 international visits** to **46 countries**.

- Meetings that our leadership has held with management, employees, clients, regulators and government leaders have involved **6,887 flights, 9 million miles** and **372 cities**, again with extensive meetings in each place. Wherever I go, I also meet with community leaders and partners, traveling on average **145 days** a year.

- Over the course of each year, JPMorganChase hosts more than **2,900 global client events** for over **440,000 attendees**. Of those, I typically host approximately **250** of these large events around the world. And I always try to stand out front shaking the hands of clients as they enter.

- This year we will host our **16th** bus tour, where we travel off the beaten path to visit branches and operations centers to see our employees in action and to meet with clients in their local communities. Over our first 15 bus tours spanning 14 years, we have stopped in **39 states**, with California, Illinois, Minnesota and Washington hosting three tours each. North Dakota was a first. Last year we hit Mississippi, Alabama and the Carolinas, the backyard of some of our biggest competitors. And the bus has made stops in approximately **75 cities** in the United States. Approximately **24,000 clients** and **30,000 employees** have attended a bus tour event. Approximately **100 branches** have been visited by bus over the 15 tours.

- Each year, one of my other favorite things to do is travel to our annual **National Achievers** event — **1,400 strong** — where we recognize and thank our top branch tellers and personal bankers for the great job they are doing in serving our customers. We present awards to the winners that takes hours — and we all find it inspiring. It always motivates me to do a better job for all of them.

- Importantly, our travels have included **396 trips to Washington, D.C.,** over the last decade, visiting regulators, administration officials and members of Congress approximately 300 times — providing insights, research, data and, where necessary, a countervailing view, testifying and receiving input, handling customer complaints and helping to resolve issues (including big ones like the failure of First Republic). Not every conversation resulted in agreement or alignment, but we are committed to being part of the solution. During this time, JPMorganChase has played a central role, across party lines and administrations, to support American resilience and global safety in moments of stress.

- Every year, **350 of our senior leaders** from around the world gather together to educate and network with one another, hear from expert external speakers and internal colleagues about business segments and innovations, and prepare with a common purpose for the year ahead.

This hard work is also fun as we celebrate our successes, and it is extremely informative as we learn from employees and customers about what we could do better. These extensive efforts and travel drive continuous improvement and inform how we educate our people to treat one another and our clients and deal with problems. One last note: Wherever I go, I get to observe our employees around the world getting to know our people in other parts of the firm and seamlessly collaborate with one another for the benefit of JPMorganChase and our clients. It's gratifying to see this exceptional company in action.

One of the most rewarding parts of the bus trip for us is riding alongside some of our front-line employees — our bankers and advisors. Their perspective and advice on how we can do a better job are invaluable. And, boy, do we get a lot of advice — over the years, there have been hundreds of specific recommendations, which we implement as appropriate.

We want to make this drive toward continuous improvement a part of the fiber of every person at our firm.

JPMorganChase is a powerful neural network.

Recently, I was blown away by the presentations of several of our executives (at a senior leaders' meeting) and by the level of collaboration across every segment — consumer, private bank, investment bank, commercial bank and others. There's a sense of momentum: I feel like we've got everything in motion and that we're attacking our problems in multiple ways. If the senior leaders ever feel we're too bureaucratic or slow, they speak up. Our challenge to them is: "Don't wait. Get stuff done; get it fixed." We need to make it an "always-on" process of streamlining and bureaucracy-busting.

In effect, with all of this "culture building," JPMorganChase is its own strong "neural network"— powerful and healthy connections *between* our people. People usually look at investment as capital expenditures, but in many ways, our investment is in the intelligence of our people and their healthy connections. They need to perform like a well-functioning sports team. This network and the knowledge, talents and brainpower of our people, dedicated to the purpose of serving clients, create the capabilities that we have today, which would be very difficult to replicate.

A good culture is hard to create and easy to lose so you have to fight for it every day — with a little bit of grit, courage and an open mind.

III. Managing in a Time of Increasing and Complex Risks

We must remain clear-eyed: As good — or bad — as things feel now, we must necessarily always be prepared for all possibilities, including the possibility of some really tough times ahead. We do this so that our company is prepared to serve all of our clients, including governments around the world, regardless of the turn of events.

To do this, we look at many increasingly large and complex factors — such as geopolitics and wars, energy prices, trade and economic relations, political polarization, large global deficits and high asset prices, among others. We look at both short-term factors that will likely affect us in the ensuing 12 months and the complex factors that may affect us in the current year and in **future** years.

We manage "through the cycle."

On Investor Day, our Chief Financial Officer showed what our returns would look like under various scenarios. Some of these examples reflect historical economic events. For instance, the worst-case scenario (a very bad recession) assumes front-end rates cutting to floor levels, the stock market dropping 40%, credit losses doubling and volumes dropping significantly. Even then, our return on tangible common equity would still be approximately 10%. It's also worth remembering that the firm didn't lose money in any single quarter during the great financial crisis — a period whose stresses are similar to those modeled for the Fed's annual CCAR test. We are very disciplined in using both actual historical scenarios and very detailed economic models, but we know they do not and cannot accurately predict the future.

We often talk about our "through-the-cycle" target returns of 17% return on tangible common equity. By through the cycle, we mean that there will be times when returns will be better than that, and there will be times when they will be worse. We are often asked why we don't raise that target since we have exceeded it for numerous years. It's good to put this number in context. Compared with the returns of our 10 major competitors, this return has been exceeded only 9% of the time over the last 10 years.

Many factors are dramatically different in the global economic and financial system than in 2010 — many better but some possibly worse.

Before I talk about risks specifically, it's helpful to recognize that the world's economy is far larger and more diversified and far less reliant on energy as an input versus 20 years ago. Global energy consumption to the global gross domestic product (GDP) is only about 40% of what it was around 45 years ago, say in the early 1980s, and the United States, instead of being a major importer on a net basis, is now a major exporter. All of this may very well mean that the economy is more resilient and less vulnerable to some of the factors I am going to discuss. It is also good to remember that the United States remains the world's best investment destination, particularly when things are going badly.

If you look at the table on the next page, there are a few items that are truly different now from what they were in 2010, and these may well lead to different and unexpected outcomes. To name a few: The global debt and equity markets are far bigger than before (as are global deficits). Many nonbank financial institutions and investors are dramatically bigger than they were in the past (think hedge funds, private equity funds, sovereign wealth funds, among others). Global foreign portfolio investments are far bigger than before, and a large stock of U.S. Treasuries owned by foreigners is not held by

Size of the Financial Sector/Industry

($ in trillions)

		1996	2010	2025
The global system	Global GDP		$ 67.0	$ 117.2
	Treasury debt held by the public[1]		$ 9.0	$ 30.2
	Treasury debt held by the public (% of U.S. GDP)[1]		61%	99%
	Total Treasuries held by foreigners		$ 4.4	$ 9.3
	Total sovereign debt[2]		$ 51.2	$ 110.9
	Global deficit[2]		$ (3.9)	$ (6.1)
	Global deficit (% of global GDP)[2]		(6)%	(5)%
	Total value of global gold[3]		$ 2.7	$ 12.4
Banks in the financial system	Total U.S. debt and equity market		$ 56.2	$ 176.5
	Total U.S. broker-dealer inventories		$ 4.1	$ 6.3
	U.S. GSIB market capitalization		$ 0.8	$ 2.4
	U.S. bank loans		$ 6.6	$ 13.4
	U.S. bank liquid assets[4]		$ 2.8	$ 7.6
Nonbank financial institutions	Global hedge fund and private equity AUM[5]		$ 3.4	$ 11.8
	Top 50 sovereign wealth fund AUM[6]		$ 4.0	$ 14.8
	Global private credit AUM[7]		$ 0.3	$ 1.8
	Global venture capital AUM[8]		$ 0.4	$ 3.6
	Global family office AUM		NA	$ 3.9
	Loans held by nonbanks		$ 13.7	$ 22.8
	U.S. money market funds[9]		$ 3.0	$ 8.2
	U.S. private equity-backed companies (K)		6.1	13.1
	U.S. publicly listed companies (K)[10]	7.3	4.2	3.9
	Nonbank share of leveraged lending[7]		54%	64%
	Nonbank share of mortgage originations[11]		9%	77%
	Total crypto value		NA	$ 3.0
Foreign direct investment	Total foreign direct investment into the U.S.[12]		$ 2.5	$ 6.6
	Total U.S. foreign direct investment into the world[12]		$ 2.8	$ 6.0
	Total cross-border foreign direct investment[12]		$ 22.8	$ 42.3
	Total China foreign direct investment[13]		$ 0.3	$ 2.3
	China Belt & Road Initiative[13]		NA	$ 1.2
Foreign portfolio investment	Total U.S. portfolio investment into Europe[14]		$ 3.1	$ 7.8
	Total U.S. portfolio investment into the world[14]		$ 6.7	$ 17.6
	Total foreign portfolio investment into the U.S.[14]		$ 8.4	$ 25.5
	China portfolio investment[14]		NA	$ 1.7
Monetary policy actions	U.S. quantitative easing[15]		$ 1.5	$ 5.7
	Global quantitative easing[16]		$ 2.9	$ 17.4
	U.S. central bank assets (% of U.S. GDP)		16%	21%
	Total global central bank assets (% of global GDP)[16]		18%	34%

Source: Bloomberg, CoinMarketCap, Congressional Budget Office, Dealogic, Deloitte, FactSet, Federal Reserve Board, Financial Times fDi Markets, Haver, Hedge Fund Research, Inside Mortgage Finance, International Monetary Fund, J.P. Morgan Research, Pitchbook, Preqin, Sovereign Wealth Fund Institute, Treasury International Capital, U.S. Department of Treasury, World Federation of Exchanges and World Gold Council.

AUM = Assets under management
GDP = Gross domestic product
GSIB = Global systemically important bank
NA = Not available
K = Thousands

For footnoted information, refer to page 49 in this Annual Report.

central banks (central banks are less likely to make dramatic changes in their holdings of U.S. Treasuries). In addition, global QE is far bigger than it ever was before. A change in sentiment could easily affect the global flow of investments into securities, including U.S. Treasuries. You can also see that brokerage inventories are far smaller as a percentage of investments than ever before and, as a result, market makers are less able to intermediate in extremely volatile markets.

More broadly, as we think about how these new conditions relate to one another, it's good to keep three things in mind: 1) It seems to me that while people frequently overreact to often-inaccurate short-term weekly and monthly data, their forecasts are generally small modifications versus current conditions, 2) while the economy may be less fragile than in the past, this alone does not mean there is no "tipping point" — it just may mean it could take more straws on the camel's back to get there and 3) often it is an unexpected confluence of events that causes a "tipping point." The convergence of rapidly increasing oil prices and inflation is frequently viewed as among the main causes of the very large 1974 and 1982 recessions. Also, human nature has *not* changed — sentiment and confidence can change rapidly and drive the markets.

Liquidity itself is a complex concept and can also change with sentiment. Often when people talk about liquidity, they are talking about the ability to readily buy or sell in the marketplace, e.g., when spreads are high and volumes are low, this would be considered low liquidity. Sometimes people are referring to the money supply. Money can be created by the central bank when it buys securities or by banks when they expand their balance sheets. In both cases, they create deposits (more liquid assets) in the short run. But all investors, from individuals to companies to major asset managers and banks, have their own liquidity needs and requirements, usually driven by their policy or regulatory policy, working capital requirements, collateral needs and sentiment (for example, the desire to be more conservative). When asset prices drop and all of these other factors change, the "need for liquidity" can change dramatically, too. When people get scared, they generally sell risky assets to buy safe ones, e.g., essentially T-bills or deposits at safe banks. And when they sell risky assets, they usually start with their most liquid positions.

While the most important outcome we should all hope for now is proper resolution of the current wars and, ultimately, peace on Earth, we do need to understand and track the economic effects of all the risks we mentioned. A bad confluence of events generally causes various degrees of a recession, which is accompanied by high credit losses and volatile markets, lower asset prices and higher unemployment rates, though recession would happen in different ways in different places. What might vary is inflation. There are some scenarios that would result in a recession, which generally reduces inflation, and other scenarios that would lead to a recession with inflation (stagflation — where inflationary forces overcome deflationary ones). The skunk at the party — and it could happen in 2026 — would be inflation slowly going up, as opposed to slowly going down. This alone could cause interest rates to rise and asset prices to drop. Interest rates are like gravity to almost all asset prices. And falling asset prices at one point can change sentiment rapidly and cause a flight to cash.

There are lots of tailwinds helping us in 2026.

While there are many larger risks, as discussed in the next section, that may or may not impact the economy in 2026, we do know several things that will have a positive impact on the economy in the remainder of this year. They are:

- Increasing fiscal stimulus from the One Big Beautiful Bill. Our economists believe this will inject another $300 billion (effectively 1% of GDP) into the economy. This has to be very modestly inflationary this year.

- Benefits from the Fed's purchase of $40 billion of additional securities each month, which is supposed to be reduced to $20 billion–$25 billion this April. At a minimum, this supports asset prices and helps ensure there is no liquidity squeeze in the financial system.

- Positive effects of comprehensive deregulatory policies. This was badly needed and long overdue. Change is clearly evident in bank regulations that will free up capital and liquidity, which can be lent out (and we already see this happening), and in deregulation across many other industries, from energy to home building. It is fair to say that actions taken have clearly increased confidence and animal spirits. This should add to productivity and be modestly deflationary this year.

- Huge increase in AI-driven capital spending and construction by the five hyperscalers. In 2025, this number was $450 billion, and in 2026, it will be approximately $725 billion. While AI will clearly drive productivity, which is generally good for inflation in the long run, all of this spending is probably inflationary in the short run.

Some of the items above have mild inflationary effects, while others probably have some deflationary effects.

There are large risks still in front of us that are multi-year and unresolved.

I think some of the larger risks are much like tectonic plates, always moving and periodically causing earthquakes and volcanoes when they crash into each other. Some of the larger risks we should keep our eyes on are:

- **First and foremost, geopolitics.** Russia's war in Ukraine and its ongoing sabotage in Europe and now the war in Iran and its potential effects on energy prices can cause events that are unpredictable. We all hope these wars get properly resolved. But war is the realm of uncertainty, as each side in a war determines what it wants to do (as is often said, "the enemy gets a vote"), and these conflicts involve many countries. Not only do they have a major impact on the nations at war, but they also have an impact on countries and economies across the globe that are not directly involved in war. Nations that are heavily dependent upon imported energy are already seeing the effects. And it's not just energy, it's commodity products that are byproducts of oil and gas, like fertilizer and helium. And given our complex global supply chains, countries are experiencing disruptions in shipbuilding, food and farming, among others. The outcome of current geopolitical events may very well be the defining factor in how the future global economic order unfolds — then again, it may not.

- **High global sovereign deficits and debt.** Global deficits are significantly elevated, particularly during what has been a relatively healthy global economy and, until recently, a time of peace — the deficit globally is at an extremely high 5%, while global sovereign debt is at all-time highs. The current forecast from the Congressional Budget Office has our debt-to-GDP ratio going from 100% today to 120% in 2036. High government debt is somewhat offset by low consumer debt, which was nearly 100% of GDP in 2007 and is now below 70%. Similarly, corporate debt is at a fairly normal healthy level of 45%. High and increasing government debt will eventually have to be dealt with — the right way would be to deal with it now before it becomes a problem; the wrong way would be to let it become a crisis, which, in my opinion, is probably the likely outcome. Importantly, almost 60% of government spending is for entitlements and is not discretionary. This makes the job that much harder. A crucial note on the **importance of growth**: If interest rates went down 100 basis points and GDP grew at 3%, the debt-to-GDP ratio could actually start to go down instead of going up.

- **High asset prices and very low credit spreads.** In and of itself, this is not a bad thing. Household net worth as a percentage of GDP is now 560%. The high during the housing peak in 2006 was 460%. But this also means that anything less than positive outcomes could have a dramatic impact on global markets. Rapidly decreasing asset prices can sometimes create a self-reinforcing loop. It's always good to remember that prices are set by the *marginal* buyers and sellers — which, on the average day, is only a small fraction of asset owners. And it's also good to remember that foreigners own almost $30 trillion of U.S. equities and bonds. While U.S. investments and the U.S. dollar are generally havens of security in a troubled world, that didn't stop recessions and bad markets in prior times.

- **Trade 2.0.** The U.S. tariffs themselves had only minor effects on inflation or growth, and were only one straw on the camel's back. But the trade battles are clearly not over, and it should be expected that many nations are analyzing how and with whom they should create trade arrangements. This is causing a realignment of economic relations in the world. While some of this is necessary for national security and resiliency, which are paramount, it is hard to figure out what the long-term effects will be.

- **U.S. and China relations.** This relationship is critical to the whole world and is also impacted by the events mentioned above. The United States and China clearly have different systems, values, goals and objectives, and while both sides are currently engaging, we have to expect that there will be some bumps in the road — maybe even some large ones. We should all hope that ongoing proper engagement continues to lead to what may be a competitive but peaceful future.

- **Private credit and credit in general.** The leveraged private credit market totals $1.8 trillion. As a comparison, the U.S. high yield bond market totals $1.5 trillion, and the bank syndicated leveraged loan market totals $1.7 trillion. Taking a wider view, the total market size of investment grade bonds is $13 trillion. And the total market value of all residential mortgage securities and loans is also $13 trillion. In the great scheme of things, private credit probably does not present a systemic risk.

  I do believe that when we have a credit cycle, which will happen one day, losses on all leveraged lending in general will be higher than expected, relative to the environment. This is because credit standards have been modestly weakening pretty much across the board; i.e., more aggressive and positive assumptions about future performance (called add-backs), weaker covenants, more use of PIK (payment-in-kind; not paying interest in cash but accruing it), more aggressive private ratings (particularly in insurance companies) and more arbitrage (not always a great sign). Also, by and large, private credit does not tend to have great transparency or rigorous valuation "marks" of their loans — this increases the chance that people will sell if they think the environment will get worse — even if actual realized losses barely change.

Additionally, actual losses right now are already a little higher than they should be, relative to the environment. Finally, if rates or credit spreads ever go up, the companies that borrowed will have to borrow at even higher rates, putting them under even greater stress. However this plays out, it should be expected that at some point insurance regulators will insist on more rigorous ratings or markdowns, which will likely lead to demands for more capital.

It has always been true that not everyone providing credit is necessarily good at it. There are many players who are late to this game, and it should be expected that some credit providers will do a far worse job than others. We have not had a credit recession in a long time, and it seems that some people assume it will never happen.

Additionally, anything that gets sold to retail investors as opposed to institutional investors requires greater transparency, higher standards and fewer potential conflicts. If anything ever goes wrong, you should assume that retail investors, even though they were told about some of the risks, will seek remedy in the courts. Also, some of these loans go into various funds run by the asset management company. Generally, each of these funds has its own objectives and its own fiduciary responsibility to make sure that the loans are suitable for that specific fund. Those who do not do this properly are likely to get into trouble.

- **Private markets.** With stock markets at all-time highs in recent months, it is a little surprising that private equity firms, which own close to 13,000 companies, have not taken greater advantage of healthy markets to take their companies public. Private equity investments are now held for an average of seven years — this is virtually double what it used to be. And some are sold, not to another company or taken public, and put in a new fund called a continuation fund. We have generally had nothing but a bull market since the great financial crisis — it's hard to imagine what will happen if and when we have an extended bear market.

- **Cyber risk.** I have to mention this because it remains one of our biggest risks, and this is probably true for many other major industries and corporations. AI will almost surely make this risk worse. We invest significantly to protect ourselves and stay vigilant.

All in all, there are lots of moving parts and potential straws that might be added to the poor camel's back. We are watching closely and hoping for the best. We always try to be prepared and vigilant and also recognize that tough times can create good opportunities.

IV. Critical Issues Facing America and the World

There are three critical issues that will ultimately determine the health and safety of the United States and possibly determine the future direction and strength of the free and democratic world. JPMorganChase and its employees — like all other businesses and individuals — will be deeply affected over time by how the United States succeeds in these areas:

1. The United States must maintain the premier military force in the world.

2. The United States must maintain its preeminent economic position in the world, which also requires reigniting the American Dream.

3. The United States must manage its foreign economic affairs to strengthen the U.S. economy and that of our critical allies so that the first two points remain true.

Foundational to accomplishing the three goals above is that the core strength of the United States — its deeply held values and principles, including our commitment to the Constitution — is constantly nourished and strengthened. In this section, we also ask and answer the question: What can we as a company offer in order to do our part?

JPMorganChase and companies across the public and private sectors have an important and unique role in addressing global challenges.

Many public and private companies and institutions play a vital role in addressing various critical policy issues. The world is increasingly complex and polarized, and we need to remain completely clear-headed. It has become obvious, for example, that many of our largest policy issues cannot be solved by government or business alone. Our national security clearly depends not only on the U.S. military but also on the civilians and companies responsible for developing equipment and tools critical to our country's defense, from ships and planes to chips and AI. JPMorganChase saw the benefit of collaboration in Detroit, where business

leaders, community stakeholders and government officials worked together to successfully address the city's economic decline. We see this same need for collaboration to help address challenges related to our national education system, job creation, skills development and virtually anything related to realizing the American Dream. America will be far stronger if more Americans prosper. The scale, brainpower and resources that institutions like ours can bring to bear on these challenges can be extraordinary.

We at JPMorganChase feel an enormous responsibility to our nation and many others — and we remind ourselves that many companies will only thrive if their countries thrive. With the right policies and committed actions, the United States will maintain the strongest military and strongest economy, and will remain the bastion of freedom and the arsenal of democracy. (An important side note: This is also essential to maintaining the U.S. dollar as the world's reserve currency.) In spite of all our extraordinary blessings, the United States needs to get stronger and tougher to make this true — no country has a divine right to success.

We have met big challenges before. At one point in 1940, only one nation, the United Kingdom, stood against the Nazi war machine, which had already conquered most of Western Europe. The United States was unprepared for what was going to happen but rose to the challenge. You may find it uplifting to read the book *Freedom's Forge*, which shows how the United States came together to build the arsenal of freedom and to keep the world safe for democracy.

We need the world's strongest military — what we can do to help: our new Security and Resiliency Initiative.

The ongoing war in Ukraine, the conflict between Iran and both the United States and Israel, and other major hostilities across the globe should permanently dispel the illusion that the world is safe. Having the world's best military is expensive, but it will always be a huge deterrent to war. Fighting wars is even more expensive. And losing wars even more so.

I firmly hope that the United States provides sufficient military and economic support to help Ukraine prevail in what has become an extended and bloody war for democracy and against autocracy. Time will tell whether the current war in Iran achieves our short-term and long-term objectives in the region and at what cost. We should not turn a blind eye to the role the current regime in Iran has played in fostering terrorism and killing thousands of people, including Americans and many of its own citizens, over many years. And that threat must be addressed in an appropriate manner (by those who have more intel and knowledge than I do) — and urgently if Iran ever acquires a nuclear ballistic missile. Nuclear proliferation remains the gravest threat to the future of mankind.

The U.S. military umbrella has not only provided security for our allies and partner countries since World War II, but it has also provided safety and stability for non-allied states, including major countries like India.

We have much to do to ensure we remain the world's best military.

While we have the world's best military and while congressional oversight is a constitutional responsibility, the military is often stretched and hampered by congressional rules, interference, legislation and short-term budgeting, as well as by over-consolidation and under-investment in our defense industrial base. We need to spend more (and we hope smarter and more efficiently) on our military and give it the ability to move faster, unimpeded by politics and bureaucracy. The United States has also allowed itself to become too dependent on unreliable sources for items that are essential to our national security, such as critical minerals, semiconductors and advanced manufacturing output, among others. We have maintained insufficient productive

capabilities to be ready to quickly increase production if necessary. And our military needs to be able to rapidly develop new and often cheaper weapons, like drones. The Pentagon, and in fact the whole government, is now actively addressing this problem, but it needs lots of private sector help.

JPMorganChase is well-positioned to do its part.

That's why JPMorganChase has launched the Security and Resiliency Initiative.

This initiative is a $1.5 trillion, 10-year plan to facilitate, finance and invest in industries critical to national economic security and resiliency. As part of this endeavor, we will make direct equity and venture capital investments, with an initial amount of $10 billion, to help companies enhance their growth, spur innovation and accelerate strategic manufacturing.

We are focusing our efforts on the following five key areas, supporting companies across all sizes and development stages by offering advice, providing financing and, in some cases, investing capital:

- **Supply chain and advanced manufacturing**, including critical minerals, shipbuilding and robotics, helping ensure access to essential minerals and gaining dominance in advanced manufacturing

- **Defense and aerospace**, including defense technology, autonomous systems, drones, next-generation connectivity and secure communications, helping defend our nation

- **Energy independence and resilience**, including battery storage, grid resilience and distributed energy, helping build energy systems to meet the increased demand of technologies like AI and data centers

- **Frontier and strategic technologies**, including AI, cybersecurity and quantum computing

- **Pharmaceuticals and health technologies**, including medicines, essential medical supplies, devices and technology

The initiative will also include special, thematic research focused on private industries and supply chain weaknesses like rare earths, AI and technology. It will be complemented by the firm's recently launched JPMorganChase Center for Geopolitics, which provides us and clients with timely analysis and insights on top global trends.

Policy is essential, too. So our objectives will include designing practices that can accelerate these efforts, including research and development (R&D), permitting reform, rapid and multi-year procurement, and regulations conducive to growth. As our firm intensifies its focus on those industries essential to our nation's security and resiliency, we will also continue to work closely with our community and business partners to champion these enterprises, foster talent and support skills training to ensure companies can fill critical jobs.

Since the launch of our Security and Resiliency Initiative at the end of 2025, the response has been nothing short of remarkable. We have received more than 750 business opportunities from company leaders and government officials across critical sectors. To handle this momentum, we are assembling a dedicated 30+ person SRI global banking and investment team (supported by much of the rest of the company) with the experience and vision necessary to drive meaningful impact.

In addition, we announced the formation of an external advisory council composed of experienced leaders and exceptional thinkers from both the public and private sectors (from military generals to former secretaries of state and defense to business executives and CEOs) to help guide the SRI's direction and strategy. I have the privilege of chairing this council, which recently convened in person in Washington, D.C., alongside many of JPMorganChase's top leaders.

Building on advice from the advisory council, we are hosting our inaugural Defense Action Forum this month. Unlike typical industry conferences, our forum is designed to foster collaboration and generate practical solutions that drive meaningful change. The sessions will bring together leading experts to explore the pivotal role that the private sector can play in ensuring our nation's enduring strength and security. We hope to make some real progress, which will be shared broadly.

Our SRI work is more comprehensive than American security alone. This initiative will continue to be extended, as appropriate, to other allied nations. The SRI can help allied and partner countries and companies as they make the investments and reforms necessary to play a more active role in our nations' common defense needs.

The foundation of America's strength is predicated on remaining the preeminent economy in the world — what we can do to help: promote growth policies.

Over the last 20 years or so, U.S. GDP has averaged about 2% annually — I believe we could have easily achieved at least 3% growth. The reason we were able to grow 2% is that America's businesses and entrepreneurial spirit allowed us to overcome a lot of the roadblocks mentioned later in this section. That 1% difference would have had an enormous impact, providing Americans with an extra $20,000 GDP per person annually, giving us resources to take care of nearly all our problems and jump-starting deficit reduction. Growth is part of the solution to almost all of our problems. Achieving such growth also would help restore trust in our government.

Good policy drives growth, helps all citizens and has the virtue of being fundamentally free.

Good policy matters and is at the heart of sustainable progress. It's policy, policy, policy. We're committed to engaging with policymakers, supporting sound regulation, and advocating for growth and security.

We're investing in strong policy teams and backing our positions with rigorous analysis. We have a responsibility to help shape the right policies, not just for our company but for the country and the world.

In the *Sturm und Drang* of today's politics, you mostly hear about simplistic solutions like raising taxes, taxing the rich and cutting expenses, but as any businessperson knows, you should always be asking, "How are you doing with what you have?" Our inefficiencies, red (and blue) tape and lack of analysis stifle our growth and almost always hurt the poor the most. But there are so many things that could be done that could make everything better — for all citizens. And these things would be virtually free.

There are some very basic things that hamper our growth and really need to be fixed.

I am going to mention a few damaging policies, not in detail because I've written about them in the past, but if they aren't corrected, real progress may be impossible.

- **Fraud, waste and abuse.** These areas likely cost U.S. taxpayers many hundreds of billions of dollars annually (according to the Government Accountability Office). In many cases, the government does not even have basic controls in place to manage this waste, like any good company would. It offends people and causes them to lose trust in their government.

- **Inefficiencies within the federal government (and within state and local governments, too).** Every government department should have detailed budgeting, planning and analytics; for example, every agency should be answering this question: "What is the output of all the money you gave me?" And writing clearer, more effective legislation would lessen regulatory overreach and reduce the ability of political parties to interpret the law the way they see fit. Technology and AI should begin to make this kind of waste of taxpayers' money inexcusable, and the government will have to adapt to embrace these new technologies.

- **Mortgage and regulatory policies and local housing requirements.** Excessive rules around mortgages (servicing, origination and securitization) have pushed most of the mortgage business out of banks and have increased the cost of mortgages by 20–30 basis points. Mortgage regulatory reform alone would make the mortgage business far safer and generate an additional 500,000 mortgages a year.

  Local zoning requirements often limit affordable housing and make it much more expensive. In addition, there are many examples of excellent public/private affordable housing programs, which only need to be replicated.

  Fixing these regulations would go a long way to helping people achieve this part of the American Dream.

- **Red and "blue" tape, permitting reforms and a little litigation reform.** Some politicians think that all regulations are good — the more the better. Given that many of these politicians come from the blue side of America's red-blue divide, I think it's more appropriate to call excessive regulation "blue tape." We should aim for "good" regulations, continuously improved, to both protect the public and reduce costs. You probably need to have real-life experience in dealing with regulations to understand this.

  Permitting and many associated regulations take too long and not only extend the duration of a project but also increase the cost and sometimes stop projects from beginning. Many countries, including Canada and Singapore, have successfully introduced policies to dramatically reduce permitting time.

  Proper federal, state and local regulations, along with permitting reform, are necessary to reduce delays and legal bottlenecks. Minimizing "blue" tape — excessive regulatory and related litigation costs — would make it easier, cheaper and faster to build infrastructure such as roads, schools, bridges, energy facilities and housing. A little common sense would go a long way.

One last point: Excessive regulations make it much harder to start a new business, and they often reduce competition. And they almost always hurt smaller companies more than larger ones.

- **Policy uncertainty.** Legal, regulatory and tax policies swing dramatically with changes in administrations. This definitely reduces the propensity for companies to invest and hire employees.

- **Unreliable R&D policies.** We also need policy certainty around research and development. Government, businesses and universities are all essential to our country's R&D. On the government side, this includes the Defense Advanced Research Projects Agency, the National Aeronautics and Space Administration, and the National Institutes of Health, among others. Businesses need consistent tax policy for R&D; universities need consistent funding policy. The government is directly responsible for R&D that no one else can afford and that has been fundamental to the country's success. Government funding

of universities has made possible extraordinary discoveries, including many of our new technologies. Businesses, in turn, use these new technologies and perform their own research to create new products and services. This system has been critical to the incredible innovation machine of America.

- **Failure to recognize that capital formation drives growth.** Central to growth in a country and growth of its GDP are capital formation and disciplined capital allocation. Countries that do not promote capital formation, including those that tolerate policies inhibiting capital formation, fail to thrive. Globally competitive taxes and policy certainly are critical for capital formation. Other good policies include strengthening active capital markets, tax incentives for capital expenditures and R&D, and savings and pension plans (we support the new "Trump Accounts" that, over time, will give all Americans an economic stake in America) that incent investment in equities, venture capital and other investments.

Capital Expenditures, Employment and R&D for Small and Large Businesses

		2025 estimate[1]
Businesses (K)	# of small businesses[2] # of large businesses[3]	38,000 22
Employment (M)	# of employees working at small businesses[2] # of employees working at large businesses[3]	64 78
R&D (T)	Total spend by businesses % by large businesses[3]	$0.8 80%
CapEx (T)	Total CapEx % by 1,000 largest U.S. public companies[4]	$2.2 70%

1 2025 is projected based on published surveys for prior years, internal JPMorganChase estimates and proprietary assumptions. Actual results may differ materially.
2 Small businesses defined as companies with fewer than 500 employees, including nonemployers.
3 Large businesses defined as companies with 500 employees or more.
4 Based on companies included in the Russell 1000 Index.

Source: Bloomberg, Annual Capital Expenditures Survey (ACES), U.S. Census Bureau; Business Enterprise Research and Development (BERD) Survey, National Center for Science and Engineering Statistics and U.S. Census Bureau; FactSet; Nonemployer Statistics (NES), U.S. Census Bureau; and Statistics of U.S. Businesses (SUSB), U.S. Census Bureau.

CapEx = Capital expenditures   K = Thousands
R&D = Research and development   M = Millions
                                   T = Trillions

There are also some good examples found in other countries. In Sweden, an investment savings account is available that simplifies the investing process with favorable tax treatment. Account holders can deposit and withdraw funds at any time, and there is no capital gains tax — just an annual tax of 1% on the balance. This has dramatically increased investment by retail investors into the Swedish stock market. It may surprise some of our readers that Sweden's policies have created a growing and innovative stock market and that Sweden has more unicorns and billionaires per person than America does. Another example is Australia, which has a wonderful retirement policy based on superannuation, a savings account funded by both employer and employee contributions.

We must recognize that capital formation drives capital expenditures and R&D, and large companies lead the way: 80% of R&D is done by large companies; and 70% of capital expenditure comes from the largest 1,000 public companies. This is what drives productivity and GDP-per-person growth. And small business and big business are symbiotic. When a bigger company builds a billion-dollar plant that creates 5,000 jobs, it may also generate 25,000 jobs surrounding the facility. These jobs are often small businesses that are developed to support the plant and those who live nearby.

People often refer to financialization of the economy as a bad thing — and if they mean pure speculation, then I understand. But a country that is a barter economy effectively has no financial assets. As capital formation takes place, financial assets, including stocks, bonds and loans, are created, which represent all the investment. And as a country grows and continually reinvests in higher productivity, there will be more financial assets per person. While the market value of those assets may fluctuate, the growth in financial assets is very good.

Reigniting the American Dream is essential to strengthening our country: taking three specific steps can help.

The American Dream itself rests upon our providing, as best we can, equal opportunity to all our citizens. Education and jobs are still the best way to achieve this. Much of our education system no longer truly meets our country's promise that its students graduate with the skills they need to attain a good job.

In a number of our inner city and rural high schools, under 50% of the students graduate, and those who do often don't have the skills they need to hold a well-paying job. Increasingly, poverty has become intergenerational.

High schools and colleges should be judged by their outcomes — do the students graduate with job offers, and what do they pay?

The growth of America was always driven by productivity that matched capital investment with skills, which is also the driver of individual income. Fortunately, to fix our problems, all we need to do is reorient what we do today. No investment is required. It is essentially free; we just need to redirect existing resources (the United States spends almost $1 trillion a year on K–12 education) into better outcomes.

We know exactly what to do, though systems change is hard. There are millions of jobs available for which training could be done in high school, community college or special programs outside of school. For example, there are training programs lasting 12–24 weeks in computer science, advanced manufacturing, cyber, data science, program management, and nursing and healthcare-related areas, among others. These trainings should be certified and counted as credits for an undergraduate or graduate education. Many unions run excellent apprenticeship and training programs that certify workers for badly needed high-skilled jobs like welding, electrical work, plumbing and others. These jobs can pay well in excess of $100,000 a year.

The federal government should use its considerable power to ask every school to report on the jobs and income levels that their students achieve when they leave school. This alone would put tremendous pressure on schools to become accountable — everyone would be seeking out best practices so as not to be left behind. I would even consider tying teacher and administrator compensation to these goals.

We should double the Earned Income Tax Credit, which raises the income of our lowest-paid citizens, creates better social outcomes and has the virtue of incenting employment.

It is clear that, over the decades, the income levels of low-wage workers have not kept up with general growth and overall salaries despite the fact that their work is still essential. It is also clear that in any economy, there are groups of people who are struggling to get ahead. Approximately 23% of American workers make less than $17 an hour. And close to 10% have an income of $20,000 a year or less, partially because they only have part-time jobs. Some surveys show that over 60% of workers today are living paycheck to paycheck, that hourly workers have less predictable incomes and that 35% of households with incomes below $50,000 spend 95% on necessities — these conditions are likely very stressful for many families. We need to fix this.

Dramatically expanding the Earned Income Tax Credit (EITC) does not help everyone, but it would go a long way in helping those who need it most. The tax code could play an important role in easing the stress of individuals and families at the bottom of the economic ladder. One way the code could incentivize labor force participation is to expand and reform the EITC. The EITC gives an individual earning $18,000 a year with two children a maximum tax credit of $7,152 (and with no children a maximum tax credit of $649). The average EITC across all recipients is approximately $2,900, and close to 20% of eligible taxpayers don't apply. I would double this tax credit and remove the child

requirement. I would effectively make it a negative monthly income tax as opposed to a year-end credit. (It's also important that any tax credit and social benefits program be properly phased in so it is both fair and it doesn't disincent work.)

While this would cost a lot of money, it has many excellent virtues. It would give those with lower income far more money to spend, without government interference, on what they and their families need — education, food, better housing and so on. And much of it would be spent locally, in lower-income neighborhoods. This plan has the benefit of both rewarding work and bringing more people into the workforce, which would grow GDP. Jobs not only bring dignity but better social outcomes in terms of less homelessness and crime, improved health outcomes and more household formation, among other upsides. For many people, that first job is just the first rung on the ladder of a career. I have little doubt that this plan would more than pay for itself over time. Many Republicans and Democrats support this proposal as it helps to create the American Dream for many people.

Now that we have strong border control, we should finish proper immigration reform.

Uncontrolled immigration is highly disturbing to affected populations around the world and reduces the ability to manage legal and needed immigration. In the United States, the number of immigrants has increased by more than 60% over the last 25 years. Since we have finally gained control of our borders, I believe most Americans would support the following: increasing merit-based immigration, allowing anyone who earns a degree here to stay, ensuring there are proper visas for seasonal workers, enabling children born in this country to remain and providing a rigorous path to citizenship for law-abiding, undocumented immigrants.

Healthy and proper immigration would bring great talent to our country and has been shown to actually help grow the economy. There are over 150,000 foreign students who receive a degree annually in science, technology, engineering or math but have no guaranteed way of staying here for the long term, although many would choose to do so. Most students from countries outside the United States pay full freight to attend our universities, but many are forced to take the skills they learned here back home. From my vantage point, that means one of our largest exports is brainpower.

The last time we had major immigration reform was in 1986 under President Reagan. There have been two times in the last 20 years when Congress almost passed an immigration reform bill that looks a lot like what I outlined above. Let's just get it done this time.

The Congressional Budget Office estimated that the failure to pass immigration reform is costing us 0.3% of GDP a year. Immigration has been one of the great strengths of this country — we should never forget that.

Good U.S. foreign economic policy ensures that America is first (though not alone) — it strengthens the U.S. economy and that of our critical allies.

The goal of U.S. economic foreign policy should be twofold (after protecting national security):

1. Maximize the growth and competitiveness of America — both in the United States and for our companies doing business internationally.

2. Simultaneously strengthen our allies economically and bind them closer to the United States and like-minded Western democracies.

Economic weakening of the world's democracies or a fragmentation of their economic bonds could lead to truly adverse consequences. This is precisely what some of our adversaries and many autocratic nations want — it is their stated objective. They would like to see all of our allies far less dependent on the United States and therefore far more dependent on them. In this scenario, many countries would be compelled to seek deeper economic bonds with some possible bad actors — over time, they could become vassals of these countries and unable to avoid coercion from them. The following are a few ideas on how we can promote healthy economic engagement (and combat unfair trade) while strengthening both our own and our allies' economies. And I will leave you with one big, bold idea.

There are many ways to promote good U.S. foreign economic policy.

America's ties with the rest of the world are already extensive (see U.S. global foreign direct investment and portfolio investment), and the levers to accomplish our foreign policy goals extend to tax policy (and our international competitiveness), investment policy and trade policy, which encompass tariffs, quotas, regulatory barriers, immigration policies and so on. While tariffs have certainly "brought people to the table" and have allowed us to start to correct some of our past bad trade practices, we need to look at U.S. foreign economic policy comprehensively. The ultimate goal should be to create a system with our allies of stability and consistency, in addition to fairness and mutual benefit.

Not only should our foreign economic policy help us grow as a nation, but it should also help other countries grow. For example, the United States has the best capital markets in the world, large and small, public and private, and we have already described how proper capital formation and allocation are key to America's vibrant economic system. Another goal of our foreign economic policy should be to help other countries develop their capital markets. In addition, there are excellent economic policies found elsewhere in the world, and we should emulate them to help more countries thrive.

Even the proper use of strategic communications can foster entrepreneurship and the universal principles of freedom, which will also drive growth and prosperity.

The United States does not do enough to foster American business expansion overseas, particularly in complex parts of the world. Most other nations, China in particular, encourage the growth of their companies overseas. China, through their Belt & Road Initiative and basic foreign direct investment (see Size of the Financial Sector/Industry chart on page 29), has massively invested, particularly in emerging and developing countries around the world. America has recently begun to expand its development finance institution and its Export-Import Bank to help U.S. businesses grow overseas. This should be encouraged.

We need to combat unfair trade — and strive for free and fair trade.

For hundreds of years, countries have used trade practices to get a leg up on other countries. This economic competition is often exercised through industrial and trade policy, and it comes in many forms: banning or limiting trade (quotas), tariffs, subsidies, grants, tax credits or accelerated depreciation, loan guarantees, long-term purchase agreements and capital controls. There are also other unfair trade practices that need to be mentioned; e.g., nontrade barriers, such as regulations that effectively stop specific types of trade and various unfair tax policies that range from value-added taxes to a particular country's tax schemes. Practices such as permitting countries to circumvent trade restrictions imposed on them — for example, allowing any country to use agreements it has with other nations to bypass tariffs on their goods — can and should be stopped.

All of these trade practices are generally used as tools to give a company or an industry an unfair competitive advantage, and when used together, they can create unbeatable economies of scale. In their harshest form, trade practices can be used by countries as a tactic to try to unfairly dominate whole industries. This should not be allowed.

Trade agreements have many flaws and need to be carefully negotiated. Had the World Trade Organization done its job well, we would not have such serious trade issues — it is in need of serious reform. Obviously, where the United States is treated unfairly, we should demand that those agreements be fixed. It would also be good to acknowledge that we have sometimes treated others unfairly (for example, parts of the Inflation Reduction Act unfairly favor American business).

We also need to acknowledge that there have been real negative job impacts as a result of trade (in 1990, there were 18 million jobs in manufacturing in this country versus 13 million today), which are usually concentrated around certain geographic areas and businesses. The loss of these jobs also had a serious negative effect on social outcomes, including depression, divorce and others.

However, the worst outcome to trade's evolution over the past several decades is that Americans have become too dependent on some non-aligned foreign countries for many things essential to our national security and resiliency. This extends, as mentioned previously, from rare earths to the manufacturing of semiconductors. Unfortunately, we need industrial policy to remedy this.

America already trades with more than 200 countries and territories. We should strike the best — and, of course, the most fair — trade agreements that we can. We can do this while maintaining our close economic relations with our allies.

Industrial policy has become a necessary tool now, but it should be done right. It should be limited and market-based.

Unfortunately, we need industrial policy to guarantee our national security and resiliency. And it also could be used to combat unfair mercantilist policies around critical industries. These policies uniquely could be completely *unilateral*.

Industrial policy mechanisms, when used, should be as targeted and as simple as possible. They come in many guises: grants, cheap loans, equity investing, purchase agreements and others. The cleanest of these is tax credits in various forms. Whatever the policy, two rules should not be violated: (1) there should be no social engineering — this is not a jobs program (the Jones Act meant to preserve jobs in the Merchant Marine has basically destroyed our Merchant Marine and merchant ship building business) and (2) for the most part, the market should allocate capital, not the government. Industrial policy can easily devolve into a buffet where corporate America gorges at the expense of the taxpayer. While there are certain circumstances that require the government to allocate capital (think infrastructure and national security), generally the government is simply not good at allocating capital in a free market. America does best not with central planning but with consistent and clear policies that are conducive to growth.

The reason we need industrial policy is because many of the things we need to do for national security would fail without government support. It just needs to be designed wisely. The question, however, is: What conditions require industrial policy and what guardrails are needed so the policy does not grow unchecked and distort the free market?

Trade is increasingly complex, and the United States needs to stay deeply engaged.

Trade is very complex and constantly changing. I have no doubt that other nations will be thinking about their future trade policies as they try to adjust to demands from both the United States and China, as well as weigh their own national security needs. It is in our country's interest that our allies remain economically tied to the United States. Many nations have joined, or are negotiating to join, large transregional free trade groups. Europe, for goods, is already essentially one, and the European Union (EU) signed a free trade agreement with India and the EU-Mercosur Partnership Agreement, a large free trade agreement with Argentina, Brazil, Paraguay and Uruguay. The Comprehensive and Progressive Agreement for Trans-Pacific Partnership is another large free trade agreement between 12 countries in the West and Indo-Pacific. Being excluded from an increasing number of these free trade agreements will, over time, weaken America's competitiveness and companies. It will also mean that America will not have a seat at the table when policies, strategies and processes are being established. Therefore, I believe formulating trade agreements should be drawn up *alongside* our allies if possible.

America needs Europe to succeed — and it's currently on a bad path.

It is very hard to predict the future, and even when we analyze history, hindsight is not 20/20. We still analyze the disintegration of the Roman Empire, the British Empire, the Chinese Empire and the failures after World War I that led to Nazi Germany. However, there are major trends that we should study — they are like shifting tectonic plates that can determine the future course of history.

I believe we are staring one in the face: the slow but constant decline and fragmentation of Europe. Europe is entering a decisive decade, and it is unable to act. The EU was an extraordinary accomplishment — nations coming together and using political and peaceful means to settle differences. And this after a millennium of terrible wars. It worked, but it only went halfway. Europe never finished the economic union (see the Draghi report), which meant that European countries constantly underperformed economically. This has led to their GDP relative to the United States going from 90% in the year 2000 to approximately 70% today. This fragmentation remains a structural drag on competitiveness. As former European Central Bank President Mario Draghi has noted, internal EU market barriers function like "hard tariffs" of approximately 45% for manufacturing and 110% for services. Those barriers reflect not a failure of ambition but rather a failure of integration. This has led to a lack of scale for their major businesses and a lack of mobility for both capital and people.

EU nations also created whole new layers of bureaucracy that reduced innovation, growth and investment among other things. This will continue unless European leaders dramatically change course. If they don't, they will eventually be unable to afford their social safety nets, restrengthen their nations' militaries and grow their economies. The EU is currently home to world-class companies, deep pools of savings and a talented workforce. But without new EU direction, their major global companies will weaken, faced with very strong American and Chinese competition. The ultimate loser in all this will be Europe and all its citizens — and it will hurt the United States as well.

Europe and America are each other's largest trade partners at $2 trillion a year. The United States and Europe remain the twin engines of the world economy, with the transatlantic relationship reaching a record $9.8 trillion in 2025. While America and Europe do have real differences, we believe that a stronger Europe, militarily and economically, is in America's self-interest.

Europe needs to rebuild its military and its defense industrial base.

Almost all European countries have dramatically increased their budgets to strengthen their militaries — all allies now meet or exceed their current North Atlantic Treaty Organization (NATO) commitments. We can and should clarify and reaffirm NATO's goals and mission. The goal should be to end up with a far stronger NATO and fit for purpose.

Yet Europe's defense industrial base is still not fit for purpose. This is as much an economic and industrial challenge as a military one. The continent needs enduring production capacity, coordinated procurement and dual-use manufacturing that serves both commercial and defense sectors.

Europe's defense will also benefit from maintaining the deep interconnectedness with the United States that has anchored Euro-Atlantic security for decades. Efforts to grow Europe's defense industrial base should avoid measures — such as strict "Buy European" content requirements — designed to favor EU suppliers but that end up shutting out U.S. firms and, with them, the small- and medium-sized suppliers that many European defense manufacturers still rely upon.

Europe will have a hard time competing with the United States on the large-scale production of certain very advanced military capabilities, like nuclear submarines, advanced airplanes, military intelligence and satellites among others. They should rely on our country for this, which means we need to be totally reliable. European nations should focus on the types of things they can build very effectively, like drones, tanks, armaments and others. They do, however, need to do this efficiently — not inefficiently. They do this now by, for example, building 14 different types of tanks all over the continent. The military equipment of NATO needs to be interoperable. While they need several manufacturers to compete to build most types of equipment, they should not have so many that it's highly inefficient. And while the successful manufacturers can have plants in different countries, this should not be treated as a jobs creation program.

Finally, a transatlantic approach to some defense production — such as RTX's partnership with Germany's Diehl Defence on air defense systems — will deliver more scale, more interchangeability and more capability than any go-it-alone model.

We need one big, beautiful trade deal for Europe.

The United States should do whatever it can to help — or even push — Europe to take all necessary steps to reverse its decline and strengthen its economy. We should support them to act on what is in their own self-interest: adopting the reforms in the Draghi report. For example, strengthening the EU's internal market structure — through completion of the Capital Markets Union and Banking Union — would be transformative for Europe's ability to scale and compete. A more integrated financial system would unlock investment for strategic industries; enhance stability and reduce fragmentation costs; enable more European banks to compete globally; and make the continent a more attractive environment for foreign firms. For companies like ours, it would create tougher competition (which in the long run is good), but it would also enable us to serve clients more efficiently across borders — lowering complexity, improving capital allocation and, ultimately, increasing growth.

I know this is a long shot, but we could offer Europe one unbelievable inducement: If it commits to economic and military reforms, the United States would negotiate **one big, beautiful free trade agreement with all of Europe**. If I could, I would throw in similar action with Australia, Japan, the Philippines, South Korea and other nations. This would be an economic and geopolitical home run for the United States and for Europe, allowing us to set the global rules around trade (if you want to access to over 40% of the world's market), and it would bind Western allies together in the face of autocratic pressure.

We tried this before in the so-called T-TIP (Transatlantic Trade and Investment Partnership) proposal a decade ago. Clearly, it would be hard to do because we would need to resolve existing tax and regulatory issues around digital services, as well as extraterritorial regulations around climate reporting (the highly misguided Corporate Sustainability Due Diligence Directive disclosure rules). And of course, we are all going to have to be a little flexible about one of the most challenging issues — agriculture — but with hard work, all of these concerns could be resolved. And the benefits would be enormous. Doing big things is never easy.

Strong American leadership is required — there is no real alternative.

Some political leaders have said that there is a "rupture" between America and the Western world —that the red lines have been crossed and there is no return to the prior system. I completely disagree. There is no practical replacement to the prior system. It has not ruptured, but it needs reform. The middle-sized nations do not have real alternatives in terms of building a unified military or a unified economy that can compete effectively with the United States and China. If these middle nations did, the result would look a lot like what Europe is today: dysfunctional. The only practical alternative is to fix the current situation.

The United States and Europe have an extraordinary number of commonalities, including values deeply held. For more than 75 years since the end of World War II, the United States and Europe have worked together to resolve most major global economic or military challenges and in fighting terrorism and nuclear proliferation. We need this cooperation for the next 75 years.

I do not want to contemplate the opposite. Without American leadership, there would be a huge vacuum. If not us, who? We are the only country that has the capability to do it. Fragmented relationships with and among our extensive allies could lead to an "every nation for themselves" mentality. America would become more isolated, the U.S. dollar would no longer be the world's reserve currency and autocratic nations would rejoice. Need I say more?

We need to strengthen our commitment to the values and virtues that created America and to the Constitution, which embeds these values in law.

The Constitution is the legal embodiment of the values and principles that define America. We pledge allegiance to the Constitution, but it's the values that are the true foundation of America's success.

The values we uphold unite us.

Our country's values transcend any political stance — libertarian, conservative, progressive, Democrat or Republican. These values reach deep into American life: to provide justice and equal opportunity to all, to try to lift up all of our citizens, to dedicate to a strong national defense, to promote free enterprise, to have freedom of religion, and to respect family, country, self-reliance, labor and laborers, and common sense. These values are not mutually exclusive and should be embraced and upheld by all of us.

"We hold these truths to be self-evident, that all men are created equal."

"That they are endowed by their Creator with certain unalienable Rights, that among these are Life, Liberty and the pursuit of Happiness."

"With liberty and justice for all."

We need to be stronger.

These principles allow individuals to pursue life as they lawfully see fit. These extraordinary legal rights come with important civic responsibilities. To be able to address our problems at home and abroad, we must be strong. And our core strength is based upon our commitment to our values. If the soul of America is not strong, then the rest will be weak.

While we should acknowledge America's flaws, they should not be used to pull apart our country. We need to believe in ourselves and get back to work, not tear each other down. Many of the blind ideologies being bandied about run counter to our fundamental principles. Ideologues often adhere to rigid beliefs and, when extreme, seek to impose those beliefs on others; in radical forms of fanaticism, there is no room for individual differences. While we should listen to all people and all viewpoints, we should not allow ourselves to become weaponized. We should fight blind ideologies, like anti-Semitism, and any form of racism however and whenever it rears its ugly head.

I believe we have gotten a little too soft. Working hard, having ambition, demonstrating self-responsibility and loving your nation (particularly this nation) are wonderful qualities. We need to rededicate ourselves to these values. Proper civic engagement should better reflect President Kennedy's statement, "Ask not what your country can do for you, but what you can do for your country."

We also cannot forget that we have to deal with the world we have — not the one we want. Directly related to our values should be our strong commitment to defending them, including militarily. Tough minds and realpolitik are absolutely required in our complex world and in our global relationships.

It is incumbent on us to educate ourselves, our fellow citizens and future generations — starting in grammar school — about American values, our history and our ongoing pursuit of a more perfect democracy.

In Closing

I hope you are as proud of what we all have achieved — as a business, as a bank and as a community investor — as I am. I can't even begin to express my heartfelt appreciation and respect for the tremendous character and capabilities of the management team that guided us through the good times and the bad times to where we stand today. And I recognize that we are enormously indebted to the achievements of many others who came before us in building this exceptional company of ours.

We are delighted to have opened our new headquarters in New York City, which is a beautiful physical manifestation of our company. It is a great example of how we treat our people with wonderful places to work — in New York City, across the country and around the world. Our new headquarters also shows how you can deconstruct something and rebuild it in a powerful way — that's good for our colleagues, our clients and our community.

I would also like to express my deep gratitude to the 320,000+ employees, and their families, of JPMorganChase. Through these annual letters, I hope shareholders and all readers have gained a deeper understanding of what it takes to keep your company strong in a rapidly changing world.

Finally, we sincerely hope to see the world on the path to peace and prosperity.

Jamie Dimon
Chairman and Chief Executive Officer

April 6, 2026

Footnotes

Client Franchises Built Over the Long Term (page 8)

Note: Figures may not sum due to rounding.

1   Certain wealth management clients were realigned from Asset & Wealth Management (AWM) to Consumer & Community Banking (CCB) in 4Q20. 2005 and 2015 amounts were not revised in connection with this realignment.

2   Federal Deposit Insurance Corporation (FDIC) Summary of Deposits survey per S&P Global Market Intelligence applies a $1 billion deposit cap to Chase and industry branches for market share. While many of our branches have more than $1 billion in retail deposits, applying a cap consistently to ourselves and the industry is critical to the integrity of this measurement. Includes all commercial banks, savings banks and savings institutions as defined by the FDIC. Deposit market share and rankings are calculated with historical institutional ownership for each year stated.

3   Barlow Research Associates, Primary Bank Market Share Database. Rolling eight-quarter average of small businesses with revenue of more than $100,000 and less than $25 million. Barlow's 2005 Primary Bank Market Share is based on companies with revenue of more than $100,000 and less than $10 million.

4   Total payments transaction volume includes debit and credit card sales volume and gross outflows of ACH, ATM, teller, wires, BillPay, PayChase, Zelle, person-to-person and checks.

5   Digital noncard payment transactions include outflows for ACH, BillPay, PayChase, Zelle, real-time-payments (RTP), external transfers and digital wires, excluding credit and debit card sales. 2005 is based on internal JPMorganChase estimates.

6   Sales share based on 2025 sales peer disclosures, JPMorganChase estimates, and excludes private label and Commercial Card.

7   Outstandings share based on 2025 loans outstanding peer disclosures, JPMorganChase estimates, and excludes private label, Citi Retail Cards and Commercial Card.

8   Represents the total number of open credit cards, inclusive of primary cardholders and authorized users.

9   Represents users of all web and/or mobile platforms who have logged in within the past 90 days.

10 Represents users of all mobile platforms who have logged in within the past 90 days.

11 Measures satisfaction with wealth management websites and apps. Learn more: jdpower.com/awards.

12 Inside Mortgage Finance, Top Owned Mortgage Servicers as of 4Q25.

13 Measures customer satisfaction with the mortgage servicing experience. Learn more: jdpower.com/awards.

14 Experian Velocity data as of full year 2025. Reflects financing market share for new and used loan and lease units at franchised and independent dealers.

15 Measures satisfaction with automotive finance websites and apps. Learn more: jdpower.com/awards.

16 Coalition Greenwich Competitor Analytics (preliminary for full year 2025). Market share is based on JPMorganChase's internal business structure, footprint and revenue. Ranks are based on Coalition Index Banks for Markets. 2006 rank is based on JPMorganChase analysis.

17 Dealogic as of January 2, 2026, excludes the impact of the UBS/Credit Suisse merger prior to the year of acquisition (2023).

18 Client deposits and other third-party liabilities pertain to the Payments and Securities Services businesses.

19 2005 data represents Treasury Services firmwide revenue only. All other periods include Merchant Services revenue.

20 Coalition Greenwich Competitor Analytics (preliminary for full year 2025) reflects global firmwide Treasury Services business (Commercial & Investment Bank and Commercial Banking (CB)). Market share is based on JPMorganChase's internal business structure, footprint and revenue. Ranks are based on Coalition Index Banks for Treasury Services.

21 Data in 2005 column is as of 12/31/2006.

22 Balances represented for 2005 include certain loans in the Markets business.

23 Prior year rankings based on current active banks – excludes banks that have been acquired. S&P Global Market Intelligence as of December 31, 2025.

24 Global Banking is a client coverage view within the Banking & Payments business and is comprised of the Global Corporate Banking (GCB), Global Investment Banking (GIB) and CB client coverage segments. Senior banker includes Vice President and higher. CB includes bankers and Treasury Management Officers; GCB and GIB include bankers only.

25 Extel.

26 Represents U.S. dollar payment instructions for direct payments and credit transfers processed over Society for Worldwide Interbank Financial Telecommunications (Swift) in the countries where J.P. Morgan has sales coverage. Market share is based on internal JPMorganChase estimates as of December 2025.

27 Nilson, full year 2025.

28 Nilson, card-not-present acquiring, full year 2025.

29 Coalition Greenwich Competitor Analytics (preliminary for full year 2025). Rank is based on JPMorganChase's internal business structure, footprint and revenue and Coalition Index Banks for Securities Services (excluding Corporate Trust, Escrow Services and Clearing & Settlement).

30 In the second quarter of 2025, the Middle Market Banking client coverage segment was renamed Commercial & Specialized Industries.

31 There was a change in methodology during 2025 in terms of how to count Commercial Term Lending clients within Commercial Real Estate ("CRE"). Client count is now based on Ultimate Parent, thereby reducing CRE's overall client count from 38,000 in 2024 to 23,000 for 2025.

32 London Stock Exchange Group – U.S. Traditional Middle Market Bookrunner, 2025.

33 Percentage of long-term active mutual fund and active exchange-traded funds (ETF) assets under management (AUM) in funds ranked in the 1st or 2nd quartile (one, three and five years): All quartile rankings, the assigned peer categories and the asset values used to derive these rankings are sourced from the fund rating providers. Quartile rankings are based on the net-of-fee absolute return of each fund. Where applicable, the fund rating providers redenominate asset values into U.S. dollars. The percentage of AUM is based on fund performance and associated peer rankings at the share class level for U.S.-domiciled funds, at a "primary share class" level to represent the quartile ranking for U.K., Luxembourg and Hong Kong Special Administrative Regional (SAR) funds and at the fund level for all other funds. The performance data may have been different if all share classes had been included. Past performance is not indicative of future results. "Primary share class" means the C share class for European funds and Acc share class for Hong Kong SAR and Taiwan funds. If these share classes are not available, the oldest share class is used as the "primary share class." Due to a methodology change effective September 30, 2023, prior results include all long-term mutual fund assets and exclude active ETF assets.

34 In the fourth quarter of 2020, the Firm realigned certain wealth management clients from AWM to CCB. Prior period amounts have been revised to conform with the current presentation.

35 Traditional assets include Equity, Fixed Income, Multi-Asset and Liquidity AUM; Brokerage, Administration and Custody assets under supervision.

36 Alternatives assets include Private Equity, Private Credit, Real Assets, Hedge Funds, Liquid Alternatives and other nontraditional assets. Assets calculated using net asset value of investments (except for certain Real Asset strategies, which use gross asset value) plus undrawn, committed capital. AUM only for 2005.

37 Morningstar, as of December 31, 2025. Count of active mutual funds and active ETFs rated 4- or 5-stars: Mutual fund rating services rank funds based on their risk-adjusted performance over various periods. A 5-star rating is the best rating and represents the top 10% of industry-wide ranked funds. A 4-star rating represents the next 22.5% of industry-wide ranked funds. A 3-star rating represents the next 35% of industry-wide ranked funds. A 2-star rating represents the next 22.5% of industry-wide ranked funds. A 1-star rating is the worst rating and represents the bottom 10% of industry-wide ranked funds. An overall Morningstar rating is derived from a weighted average of the performance associated with a fund's three-, five and 10-year (if applicable) Morningstar Rating metrics. For U.S.-domiciled funds, separate star ratings are provided at the individual share class level. The Nomura "star rating" is based on three-year risk-adjusted performance only. Funds with fewer than three years of history are not rated and hence excluded from these rankings. All ratings, the assigned peer categories and the asset values used to derive these rankings are sourced from the applicable fund rating provider. Where applicable, the fund rating providers redenominate asset values into U.S. dollars. The count of funds is based on star ratings at the share class level for U.S.-domiciled funds and at a "primary share class" level to represent the star rating of all other funds except for Japan, for which Nomura provides ratings at the fund level. The performance data may have been different if all share classes had been included. Past performance is not indicative of future results.

38 Company filings and JPMorganChase estimates. Rankings reflect publicly traded peer group as follows: Allianz, Bank of America, Bank of New York Mellon, BlackRock, Charles Schwab, DWS, Franklin Templeton, Goldman Sachs, Invesco, Morgan Stanley, State Street, T. Rowe Price and UBS. JPMorganChase ranking reflects Asset & Wealth Management client assets, U.S. Wealth Management investments and new-to-firm Chase Private Client deposits.

39 Public filings, Morningstar, J.P. Morgan estimates.

40 Bloomberg and FactSet December 31, 2025.

41 iMoneyNet.

42 Global Finance magazine.

Our Fortress Balance Sheet (page 11)

1 Tangible common equity (TCE) 2005-2007 reflects common stockholders' equity less goodwill and other intangibles assets.

2 Basel III Transitional rules became effective on January 1, 2014; prior-period common equity Tier 1 (CET1) data is based on Basel I rules. As of December 31, 2014, the ratios represent the more binding of the Standardized or Advanced approach calculated under the Basel III Fully Phased-in basis. Capital results reflect the current expected credit loss (CECL) capital transition provisions starting in 2020. The 2025 binding capital ratio reflects an $80 billion downward adjustment for the temporarily elevated Advanced RWA related to the Apple Card transaction as disclosed in Capital Risk Management in the Form 10-K.

3 Capital returned to common shareholders includes common dividends and net repurchases.

4 Includes eligible high quality liquid assets (HQLA) as defined in the liquidity coverage ratio (LCR) rule and unencumbered marketable securities, such as equity and debt securities, that the Firm believes would be available to raise liquidity, including excess eligible HQLA securities at JPMorgan Chase Bank, N.A. that are not transferable to nonbank affiliates. For December 31, 2022-2025, the balance includes eligible end-of-period HQLA as defined in the LCR rule issued December 19, 2016. For December 31, 2017-2021, the balance includes average eligible HQLA. Periods prior to 2017 represent period-end balances. December 31, 2016 and 2015 balances are under the initial U.S. rule approved on September 3, 2014. The December 31, 2014 amount is estimated prior to the effective date of the initial rule and under the Basel III liquidity coverage ratio (Basel III LCR) for December 31, 2013. Amounts for December 31, 2005-2012 reflect cash and due from banks, deposits with banks and investment securities.

JPMorganChase Exhibits Strength in Both Efficiency and Returns When Compared with Large Peers and Best-in-Class Peers (page 12)

1 Bank of America Corporation (BAC), Citigroup Inc. (C), The Goldman Sachs Group, Inc. (GS), Morgan Stanley (MS) and Wells Fargo & Company (WFC).

2 Managed overhead ratio = total noninterest expense/managed revenue; revenue for GS and MS is reflected on a reported basis.

3 Best-in-class overhead ratio of comparable peer business segments and firms: Bank of America Consumer Banking (BAC-CB), Goldman Sachs Global Banking & Markets (GS-GBM) and Northern Trust Wealth Management & Data Warehouse Solutions (NTRS-WM & DWS). Peer segment overhead ratio is estimated based on public disclosure, where unavailable.

4 Best-in-class ROTCE of comparable peer business segments and firms: Bank of America Consumer Banking (BAC-CB), Goldman Sachs Global Banking & Markets (GS-GBM), Morgan Stanley Institutional Securities (MS-IS) and Morgan Stanley Wealth Management & Investment Management (MS-WM & IM). Peer segment ROTCE is estimated based on public disclosure, where unavailable.

5 Best-in-class ROTCE of comparable GSIB peer business segments: Bank of America Consumer Banking (BAC-CB), Goldman Sachs Global Banking & Markets (GS-GBM), Morgan Stanley Institutional Securities (MS-IS) and Morgan Stanley Wealth Management & Investment Management (MS-WM & IM). Peer segment ROTCE is estimated based on public disclosure, where unavailable.

6 Given comparisons are at the business segment level, where available; allocation methodologies across peers may be inconsistent with JPM's.

Size of the Financial Sector/Industry (page 29)

1 Congressional Budget Office; reflects end of fiscal year (September 30).

2 International Monetary Fund (IMF) estimates for general government as of October 2025 edition of Fiscal Monitor.

3 World Gold Council, Bloomberg and internal JPMorganChase estimates.

4 Consists of cash assets and Treasury and agency securities.

5 Private Equity assets under management (AUM) includes Balanced, Buyout, Co-Investment, Co-Investment Multi-Manager, Direct Secondaries, Growth, Hybrid, private investment in public equity (PIPE) and Turnaround in closed-end funds only. Excludes Fund of Funds, Secondaries and venture capital (VC) to avoid the double counting of funds.

6 Top 50 fund AUM data per Sovereign Wealth Fund Institute (SWFI). 2010 AUM for entities in the top 50 in 2025.

7 Preqin, Dealogic and JPMorganChase Credit Research.

8 Venture Capital AUM includes Early Stage, Venture and Expansion/Late-Stage Capital in closed-end funds only. Excludes Fund of Funds and Secondaries to avoid the double counting of funds.

9 U.S. money market fund investment holdings of securities issued by entities worldwide.

10 NYSE + NASDAQ; excludes investment funds, exchange-traded fund (ETF) unit trusts and companies whose business goal is to hold shares of other listed companies; a company with several classes of shares is only counted once.

11 Inside Mortgage Finance and JPMorganChase internal data; consists of Top 50 Originators.

12 2025 based on flow data up to 3Q25. Global data preliminary based on 80 country sub-sample.

13 Financial Times fDi Markets, Dealogic.

14 Data up to 2Q25.

15 Reflects the growth in central bank assets during subsequent quantitative easing (QE) phases, net of the decline observed during the balance sheet reduction phase.

16 Global quantitative easing (QE) and global central bank assets are proxied by the changes and outstanding values of central bank assets as % of gross domestic product in the following economies: Australia, Canada, Denmark, Euro Area, Iceland, Japan, New Zealand, Norway, Sweden, Switzerland, the U.K. and the United States.

Future-Ready by Design: Strengthening Our Company and Operations

As Chief Operating Officer of JPMorganChase, it is a privilege to oversee the operations that enable our employees to serve clients with excellence, supporting governments, businesses, nonprofits, individuals and communities around the world.

Our Purpose is clear: Make dreams possible for everyone, everywhere, every day. Guided by our values — Service, Heart, Curiosity, Courage and Excellence — we continuously improve and relentlessly learn, treat clients and one another with respect, and uphold rigorous governance and controls. With 320,000+ employees in 66 countries across the world, our people are the engine of our success, delivering for clients, strengthening our franchise and building durable value for the long term.

Investing in technology, data and AI

We are as much a technology-driven company as we are a bank. With a technology budget for 2026 of approximately $19.8 billion, we operate at unmatched scale, built on modern cloud and data foundations and resilient, secure infrastructure. We innovate safely and reliably, protecting the trust we've earned while moving faster than ever.

More than 10 years into our advanced machine learning and artificial intelligence (AI) journey, we're delivering measurable value across credit, fraud and personalization, demonstrated through better products, stronger controls and tangible financial results. We're deploying generative AI at enterprise scale, enabling faster development and more efficient operations

and stronger risk management, and we expect this momentum to accelerate, with a relentless focus on business transformation and value creation.

Data powers it all — and data remains a competitive advantage. We've run one of the world's most sophisticated financial data operations for decades, and that scale is a strategic asset. Data is powerful not simply because of its volume; when it is AI-ready and consumable at the point of decision, it allows the right insights to drive better outcomes.

We also treat data as a responsibility. We take cybersecurity very seriously and work to continuously protect our systems and customer data with physical, electronic and procedural safeguards while giving customers the ability to manage and control how they share their personal information. As we embed AI across the firm, we connect models to well-governed data, with safeguards that protect clients, the firm and the financial system, ensuring innovation advances without compromising safety or trust. We know that as AI agents continue to evolve, security must evolve, and scale, alongside it.

Together, these capabilities are changing how we work. We can move faster — turning ideas into products in weeks or months, no longer in years — and deliver more personalized, proactive experiences for clients. Modern, modular systems allow us to test quickly, learn in real time and scale efficiently. That speed helps us reach markets sooner, spend less time on maintenance and focus more on innovation.

We're already seeing productivity gains that will free up capacity, which we will reinvest in growth. We will continue to

upskill, reskill and redeploy talent as technology evolves and productivity increases. While it will likely be the outcome in certain jobs, the goal is not fewer headcount; the goal is compounding performance with a growth-first mindset.

Across cycles and through change, we've shown the ability to adapt quickly and continue innovating in service to our clients. As technology reshapes how products are built and delivered, we believe the future plays to our strengths, where scale, brand trust and deep relationships will extend our competitive advantage.

Investing in our workforce

The depth and breadth of our footprint across businesses and geographies give employees unmatched opportunities to grow and build a long-term career. Every year, we fill thousands of roles, a large share through internal mobility opportunities, reflecting our commitment to growth and development. Associate bankers become market directors; analysts and interns grow to lead big businesses.

We are intentional about developing talent, investing in training — including AI upskilling — and education benefits that help our people grow, adapt and deliver at pace.

AI-powered tools are also transforming the employee experience. Enabled by tools like our homegrown LLM Suite, we are simplifying work, giving employees time back and improving quality. We recently rolled out the Employee Assistant, a personalized AI-powered agent to provide employees a single resource to get help and take action across the firm.

We invest in our people through competitive compensation and comprehensive, best-in-class benefits that support employees and their families across life stages. These benefits include healthcare, retirement, wellness and mental health resources, paid time away, childcare and family building support (e.g., adoption, surrogacy, fertility, parental leave), tuition assistance and financial coaching, where applicable.

Through Morgan Health, we are working to improve the quality and affordability of healthcare for our employees while helping scale new care models more broadly for employer-sponsored healthcare. We do this by piloting innovative approaches, such as onsite primary care within our U.S. Benefits program and incentives that steer our employees to high quality providers, and by investing in healthcare companies that are improving outcomes and lowering costs.

We stand by our people in their most challenging moments. Our crisis response and duty of care show operational excellence in action: During natural disasters, conflicts and other emergencies, we protect our people through payroll continuity, benefits protection and targeted emergency assistance. Cyclones in the Philippines, wildfires in California and the war in the Middle East are recent examples of times when we activated to support our employees and their families through flexible work arrangements, temporary housing and financial assistance.

Supporting our people also means investing in where they work every day. We recently completed — or soon will — major office renovations in Boston, Manila, Mumbai, Newark, Paris and Tampa and are expanding in Bournemouth and London, including our newly announced Riverside development in London.

In 2025, we opened our iconic 270 Park Avenue headquarters in New York City, designed to support collaboration, sustainability and a better day-to-day experience for our employees — a true physical manifestation of our values. We invest in real estate that is functional, beautiful and flexible enough to support a range of future needs.

Our operational capabilities are competitive differentiators, not back-office utilities. Security, procurement, real estate and amenities enable trust, efficiency and a superior employee experience at scale — and we manage them as investments in our people and culture, not expenses to be minimized.

Our winning culture

Our culture is our secret sauce.

We hold ourselves to the highest standards because our clients rely on us in good times and bad. We have a shared commitment to inclusion, respect and opportunity — bringing the best from every background — and to doing what's right, not just what's required.

Our culture informs our efforts to widen access to opportunity and strengthen communities. One year ago, we sharpened our focus from DEI to DOI — Diversity, Opportunity and Inclusion — while staying true to a core belief: Talent is evenly distributed, but access and opportunity often are not. Our focus is to lower barriers to opportunity — never to lower standards of excellence.

The purpose is to be inclusive, not unintentionally exclusive. We hold our people to consistently high expectations, and we get the best out of them as a result.

Our responsibility to help lift communities applies outside of our walls as well.

We're scaling local solutions with national impact to help more people

realize the American Dream. That's why we recently announced a major initiative to expand opportunity to millions of Americans and future generations through targeted investments in local communities across the United States. We will do that by accelerating and scaling proven local solutions that advance small business growth, increase housing supply to make homes more affordable, improve financial health, create good jobs, expand access to quality healthcare and strengthen local institutions. We're also focused on expanding advocacy for sound public policies that unlock local investment so that business, government and community leaders can remove roadblocks to opportunity.

We deploy capital where it's most effective, measure outcomes, iterate and partner locally to strengthen community ecosystems because successful companies require thriving communities — and investing in the broader ecosystem makes good business sense.

We'll continue to deliver best-in-class products and services in a first-class way with the trust, security, scale and excellence that have defined our brand for the past 227 years.



Jennifer Piepszak
Chief Operating Officer

Consumer & Community Banking

Consumer & Community Banking (CCB) is a complete franchise operating at tremendous scale, serving 86.6 million consumers and 7.4 million small businesses. Chase is the #1 U.S. banking brand in customer consideration[1], providing national coverage through more than 5,000 branches across the 48 contiguous states, as well as the #1 digital banking platform[2]. Our franchise delivers best-in-class returns through the cycle, enabled by the quality and diversification of our businesses.

Strong momentum continued in 2025. Customer relationships grew by 3% (to 94 million total) and digital engagement by 5% (to 75 million); those relationships deepened even faster — all largely consistent with a five-year historical trend. It was another record year for net promoter score for the franchise, as well as customer satisfaction across our channels. Revenue was $76 billion, up 6% year-over-year. For the fifth consecutive year, we exceeded our 25% through-the-cycle return on equity (ROE) target, delivering a 32% ROE.

We are pursuing long-term ambitions to extend leadership positions in Consumer Banking, Business Banking and Card, scale growth businesses in Connected Commerce[3] and Wealth Management, and deliver strong, resilient results in Home Lending and Auto. We have capacity for growth everywhere and maintain a relentless focus on execution.

Nevertheless, we also face disruption everywhere, with everything moving at an accelerated pace. The regulatory and legislative landscape remains highly unpredictable, particularly for the Card business. Payments innovation continues to accelerate. Artificial intelligence (AI) is unlocking massive opportunities and rapidly transforming consumer behavior. Nontraditional competitors continue to scale at our perimeter and seek to capture broader financial relationships.

As we navigate this dynamic landscape, we continue to put customers at the center of everything we do and consistently invest for the future. We have a proven track record and believe we have the best hand to position the franchise for long-term success.

2019 to 2025 Performance

Consumer Banking
Customers



Business Banking
Clients



Wealth Management
Relationships[4]



Credit Card
Active accounts[5]



Auto
Loan and lease originations



Home Lending
Mortgage originations



CAGR = Compound annual growth rate

Extending leadership positions

We continue to capture primary relationships across customer segments by investing in distribution and tailoring solutions in Consumer and Business Banking, as well as Card.

Consumer and Business Banking: Chase is the #1 retail bank with 11.1% national deposit share, up 200 basis points since 2019. In 2025, we continued to outperform large bank peers, though overall share was down 20 basis points year-over-year due to post-pandemic normalization. We delivered strong growth, with 1.7 million net new checking accounts across Consumer and Business Banking. About 80% of consumers and 70% of small business owners who bank with Chase consider us their primary bank[6].

Banking is local. In 2018, we began expanding the Chase branch network and laid the foundation for capturing share in underpenetrated markets that represent 40% of total U.S. retail deposits. We've opened over 1,000 new branches since then, more than all large bank peers combined. Last year, we shared that new builds contributed about 40% of market share gains since 2019; these younger branches have embedded deposit growth opportunities as they continue to season for a decade and beyond. We continue to expand, with a goal of reaching 75% of the national population within an accessible drive to a branch (up from 69% today) and expect new builds to contribute a similar proportion of future share gains. Our mature network will continue to deliver the majority of share gains, underpinned by our strong brand, culture and talent, products and services, customer experience and real estate.

In addition to investing locally, we remain committed to evolving banking products, services and experiences to meet the unique needs of each customer segment. We continue to enhance Secure Banking[SM], which is geared toward younger and lower-income consumers and growing at a 22% rate since 2019. Excitingly, the product is now available with no monthly service fee for 17-24 year olds. In the affluent segment, we're getting clients into the right products as we grow Chase Private Client at a 6% rate and scale J.P. Morgan Private Client (JPM PC), a new tier providing elevated banking and wealth experiences for clients with more than $1 million in assets. We're seeing strong early performance in JPM PC and are accelerating plans to extend coverage for this segment. In small business, we're growing at a healthy 8% rate across segments and have more than doubled the number of large clients covered by business relationship managers since 2019.

These strategies will fuel our path to 15% retail deposit share.

Card: We are the #1 credit card issuer in the United States, with 23.6% share of sales[7], up 130 basis points since 2019 (30 basis points year-over-year). In outstandings, we have 17.7% share, up 130 basis points (40 basis points year-over-year), reflecting continued strong growth in active accounts and outstandings to $232 billion, growing at a 7% rate since 2019.

Ongoing investments in marketing distribution drive strong new account production. Since 2022, we've booked approximately 10 million new accounts each year with strong, predictable returns. We continue to invest in capabilities that maximize the benefit of our owned channels and data, including enhanced credit line strategies to qualified borrowers.

A comprehensive product set serving customer needs across segments also fuels growth. We have award-winning cards, driving record top-of-wallet[8] behavior of more than 60%, up 6 percentage points since 2019. We continuously invest in benefits and capabilities to keep our cards fresh and relevant.

We recently:

- Refreshed the Sapphire Reserve® card, raising potential annual cardholder value to over $3,000 in travel and lifestyle benefits

- Launched the Sapphire Reserve for Business[SM] card, extending valuable benefits to high-spending business owners

- Refreshed the United family of cards and Southwest Rapid Rewards® credit cards with new and enhanced benefits

- Announced that Chase will become the new issuer of Apple Card

- Reintroduced the Slate® card with a prolonged introductory APR offer — now at 21 months

We continue to focus on key segments with outsized opportunity, growing both premium and small business accounts at a 12% rate since 2019. The new Sapphire offerings are resonating with customers, and we continue to invest in lifestyle benefits, including additional Sapphire Lounges (recently named Best Lounge Network by The Points Guy) and a partnership with OpenTable that offers exclusive reservations to Sapphire cardmembers. In the starter segment, we've opened more than 1 million new accounts since the launch of Freedom Rise® in 2023 and grown share of outstandings with Gen Z by nearly 600 basis points since 2019.

These strategies will fuel our path to 20% share of outstandings.

Scaling growth businesses

In Connected Commerce and Wealth Management, we have the assets to win and outsized opportunity to grow given the scale and depth of CCB relationships. These businesses are natural adjacencies to credit cards and banking, and both strengthen and diversify the CCB franchise.

Long-Term Ambitions

Strategic focus	Line of business	Long-term ambition	
Deliver exceptional experiences	Across CCB	~70	Net promoter score
Extend leadership positions	Consumer and Business Banking	15%	Retail deposit share
	Card	20%	Card outstandings share
Scale growth businesses	Connected Commerce	10%	Addressable Commerce spend share
	Wealth Management	$2T	Client investment assets
Deliver strong, resilient returns	Home Lending	15%	Through-the-cycle ROE
	Auto	17%	Through-the-cycle ROE

Connected Commerce: We continue to scale a powerful two-sided platform to connect customers with relevant merchant brands. Our customer base has more than $450 billion in addressable commerce spend on our cards. In 2025, we captured 5.2% of this spend through our travel and shopping platforms, up from 3.0% in 2021.

Travel — Chase Travel℠ is the #3 consumer leisure travel provider in the U.S.[9], with $13 billion in booked volume in 2025, tripling since 2021 and up 12% year-over-year. We introduced Points Boost, allowing Sapphire cardmembers to maximize points value redeemed on hotels and flights. The share of Chase proprietary card spend on our platform increased to 12%, up more than 300 basis points since 2021. Creating a world-class marketplace that empowers travelers, advisors and partners to elevate every trip also means capturing more travel spend on our platforms.

Chase Media Solutions℠ — Our digital media business connects customers' personal passions and interests with brands they love and enables them to earn extra cash back at places where

they already shop or have just discovered. Reaching nearly 74 million customers (up 14% year-over-year) and $11 billion in consumer spend (double since 2021), we'll continue to scale by accelerating direct merchant adoption and leveraging robust first-party data to deliver relevant, personalized offers.

These strategies will fuel our path to 10% share of addressable spend.

Wealth Management: In 2025, we reached nearly $1.3 trillion in client investment assets, more than double since 2019 and up 17% year-over-year. While strong market performance continued to be a tailwind, the business is firing on all cylinders. It delivered a record 159,000 first-time investors (up 4% year-over-year), strong net flows and nearly 600,000 new Self-Directed Investing accounts (up 41% year-over-year).

Increasingly, consumers want to manage their banking and investments together, and we are uniquely positioned to meet that need. More than 5 million affluent households bank with Chase, but only 21% invest with us. While this is up more than 300 basis

points since 2022, there's a significant opportunity to serve more of our clients' needs by leveraging existing assets and continuing to invest in products and distribution.

Our branch referral model is distinctive and continues to drive 90% of new first-time investors to Chase Wealth Management. Much of this growth is centered around human advice to meet client demand. We've been consistently adding, training and supporting advisors — now more than 6,000 total, growing at a 6% rate since 2019, and adding approximately 300 net advisors in 2025 alone. About half of our advisors have less than five years of tenure, a tailwind for investment growth, just as our new branches are for deposit growth. Additionally, we're investing in tools and capabilities that increase advisor productivity, with newer advisors producing two times more flows compared with those in 2019.

Self-Directed Investing surpassed 2 million funded accounts and saw a 48% increase in client investment assets year-over-year. We recently rolled out incremental capabilities that include extended-hours trading, new options trading tools, and improvements to integrated online and mobile platforms. This offering is well-positioned for our core clients and is fully integrated into the #1 digital banking platform in the U.S.

These strategies will fuel our path to $2 trillion in client investment assets.

Delivering strong, resilient returns

Home Lending and Auto are strategically important, meeting customer needs in key life moments while also providing diversification benefits for the franchise. For these businesses, we continue to make ongoing investments in products, experiences and technology to drive growth and strong through-the-cycle returns.

Home Lending: Home Lending is a relationship business that allows us to deepen customer relationships while protecting and growing deposits and investments. While we are at a low point in the mortgage market cycle, we remain confident in our ability to achieve our target of 15% through-the-cycle ROE. The business today is delivering a 17% ROE with marginal returns in the mid-teens in every part of the business. Home Lending had positive traction in 2025, increasing origination market share by more than 40 basis points to 3.3%.

We aim to grow market share while investing in technology, data and AI to drive growth, innovation and efficiency. In 2025, our digital home shopping platform, Chase MyHome®, continued momentum, and unique users grew 20% year-over-year to more than 11 million. With our continued focus on digitizing and investing in generative AI, we aim to increase productivity and reimagine the home lending experience.

These strategies will fuel our path to 15% through-the-cycle ROE in Home Lending.

Auto: Auto is an important relationship business for consumers, dealers and manufacturers. While the auto industry faced many challenges last year, including ongoing recovery from pandemic-era supply chain issues, tariffs and the expiry of clean vehicle tax credits, the industry showed remarkable resilience. The market has largely recovered from pandemic lows, and industry sales have rebounded to about 95% of pre-pandemic levels. Our business continued to deliver strong results, with total originations of $45 billion across leases and loans, growing at a 5% rate since 2019 and 11% year-over-year. Lease mix returned to above 30% in 2025, due to positive industry momentum and growth from manufacturer partners.

Chase is the #1 private label provider among banks by a wide margin. We renewed our partnership with Jaguar Land Rover, which provides customized loan and lease financing and strategic support to retailers across the country. We continue to explore ways to provide partners with value across our whole ecosystem, including leveraging owned marketing channels and assets.

In our retail and consumer business, we continue to enhance digital capabilities to deepen engagement. Finance & Drive℠, our digital car shopping and financing platform, scaled to nearly 15 million unique users, and we saw a 24% year-over-year increase in customers who engage with high-value features (including shopping for a car and prequalifying for a loan).

We continue to support auto dealerships across the country by providing floorplan, acquisition and real estate loans, as well as banking and treasury services.

These strategies will fuel our path to 17% through-the-cycle ROE in Auto.

Building an international consumer bank

This is the first year I'm discussing our International Consumer Banking (ICB) initiatives[10] alongside CCB. In ICB, we're building a multi-country, digital business with aspirations to become a leading banking and investment provider. We're focused on capturing primary relationships at scale and are powering expansion across Europe through a single, cloud-native platform. While CCB and ICB have distinct strategies, they are symbiotic and will continue to inform and benefit from each other's success.

Chase U.K. has shown strong momentum, and we are building on that performance by attracting more customers, growing balances and expanding product offerings. Since launching in 2021, we've scaled to 2.8 million customers and over $35 billion in balances. We have an award-winning digital experience with the Chase U.K. app, which was named Banking App of the Year[11] for the third consecutive year. In 2025, we launched our first lending product — credit cards — which demonstrated strong early momentum. Our investments business, J.P. Morgan Personal Investing (recently rebranded from Nutmeg), has scaled to nearly 280,000 customers and $12.5 billion in client investment assets. We continue to launch new investment products, including self-directed investing later this year, and we are revamping our personal pension solution with the recent acquisition of WealthOS, a wealth technology platform.

We are expanding into Germany in the second quarter of 2026, starting with an instant-access savings account. In a highly competitive market with fast-growing direct and challenger banks, we'll differentiate our offering through intuitive digital experiences and a customer-first proposition.

Navigating a dynamic environment

We operate in a highly competitive industry and face constant disruption, ranging from regulation and competition to the potential impacts of AI. Disruption is not new, and we have a successful track record of adapting and winning. But we are not complacent and recognize that the breadth and pace of change today is extraordinary.

Credit card legislation: The regulatory and legislative landscape is highly volatile, with continued efforts to push the Credit Card Competition Act, introduction of a new late fee bill in Congress, a call for price caps on APRs and state-level interchange actions. These are all ways of inserting price controls into the credit card industry, where consumers and merchants already have many choices, and competitive market forces are already working.

Credit cards provide significant utility to both consumers and merchants. For consumers, they offer flexible, unsecured credit to manage everyday expenses and financial needs. They are also incredibly valuable for the merchant ecosystem as they improve conversions, increase basket sizes and offer a safer, cheaper alternative to other payment methods such as cash. Providing this credit comes with real costs and risks, and many of the current legislative proposals fail to account for these financial realities. We share the consensus view that these proposals would have an overwhelmingly negative impact on consumers, businesses and the economy as a whole.

We continually plan for a wide range of potential scenarios and will respond strategically and thoughtfully. We're familiar with responding to disruption in all its forms, but it's important that the utility of credit cards is not legislated away because a growing credit card market is good for the economy overall.

Open banking and data sharing: JPMorganChase supports open banking. In 2025, we helped more than 32 million customers share their data with more than 15,000 apps. Our data APIs are called nearly 2 billion times per month[12] (over 700 calls per second). We believe consumers should have control of their data and its use, and data shared should be fit for purpose, permissioned only for what is intended and not siphoned off for secondary commercial purposes. Unfortunately, consumers don't have full control as too many disclosures provide an all-or-nothing approach to data-sharing and customers don't know that their data is being commercialized — a problem that we believe will only be exacerbated in an agentic world. We have successfully addressed this problem with win-win commercial agreements that create clear, common-sense customer disclosures, incentives for data harvesters to minimize the data they collect from customers and shared investment in the ecosystem to protect customer data.

Payments and lending innovation: Payments are core to everything we do because they are core to everything customers do. We saw $7 trillion in payments volume last year, growing at an 11% rate since 2019 (up 9% year-over-year). The payments landscape is increasingly dynamic, with rapid innovation in new payment methods reshaping how customers transact. We continue to invest in a suite of payments and lending options to give customers flexibility in how they pay and borrow.

Trust & Security — We're relentlessly focused on driving bad actors out of the payments ecosystem and investing in new capabilities to strengthen customer protections. This includes blocking higher-risk transactions that originate from social media on the Zelle® platform. Additionally, we are rolling out new authentication methods, such as improved models to detect suspicious logins, passkeys for logins on Chase.com and verification of higher-risk transactions within the Chase app. As a result of ongoing efforts, we've seen a 21% year-over-year reduction in fraud and scam claim rates across payment methods[13].

Payments innovation — To continue to facilitate new, secure payments solutions, we've expanded Paze℠, a digital wallet created in partnership with Early Warning Services. There are 42 merchants signed, of which 31 are live today. Additionally, as announced, we plan to deliver fast and reliable cross-border money movement using Zelle by leveraging stablecoins to send international payments.

Lending innovation — We've seen strong customer adoption across our range of Pay Over Time® solutions, with more than 6 million customers totaling $10.8 billion in originations. Customers have responded very favorably to our offerings, and we just ranked #1 in J.D. Power's Buy Now Pay Later Satisfaction Study[14].

We continue to invest in improved solutions so customers keep coming to Chase for all their payment needs.

Nontraditional competitors: Our focus is on competing at a granular level — not as a monolithic consumer franchise. We compete nationally and also locally — and at the level of strategic business units, such as branch banking, premium card, advised wealth management and so on. We operate in highly competitive markets and see traditional competitors expanding their branch networks and reach, fighting harder to capture relationships and spend among affluent clients, and integrating AI to elevate offerings and experiences.

In addition, big tech and fintech competitors have continued to scale across domains such as payments and investments, which they use as a wedge to expand into core financial services relationships. This isn't a new playbook, but as time progresses, nontraditional competitors are building deeper relationships, predominantly with younger and lower-income segments.

Chase continues to be a top choice across products and customer demographics, including with these customer segments. To date, we've been successful in our ability to generate outperformance, and we'll keep doing what we know works, like building branches, deepening into investments, and driving payments and lending innovation. But we recognize that what

made us successful in the past may not be sufficient in the future, and so we're leaning into disruption by reimagining customer experiences and delivering on segmented propositions — all with greater speed.

AI transformation: AI adoption is growing rapidly. This is a massive opportunity, and we see benefits everywhere. We delivered a nearly 60% increase in value from AI and machine learning (ML) year-over-year and are supercharging teams' productivity. Operations is at the tip of the spear, where we announced an objective to achieve more than 40% gross productivity efficiency by 2030, and we're already on track to outperform. There are similar opportunities across CCB. We have mature use cases leveraging predictive AI/ML in credit, operations and fraud, and we are expanding this with an increased focus on agentic capabilities in coding, marketing, sales optimization, pricing and personalization. Enabling this, our data is in the cloud, already fit for purpose and readable by humans and predictive AI — and more of our important data is streaming real-time for consumption by generative AI.

AI is also transforming consumer behavior. People are switching from clicks to conversations, changing how they discover brands and products, how they shop and how they pay. We're leveraging our valuable data assets to personalize experiences across all our channels — based not only on the relationships customers have with us but also what is contextually relevant to them in the moment. Going forward, we're embedding generative and agentic AI capabilities to further elevate these interactions.

2026 look ahead

CCB is a growth-oriented franchise that operates from a position of strength. We focus on building durable customer relationships across segments and in communities across the U.S., and we're excited about the international growth opportunity with the International Consumer Bank. We earn customers' trust by providing safe and secure access to banking, and we protect the firm and shareholders through a rigorous commitment to a fortress balance sheet and through-the-cycle decision making. Our more than 140,000 global employees — and the culture and values they exemplify — continue to be a great asset and a competitive advantage.

The overall U.S. economy — and consumers and small businesses — remain resilient despite geopolitical uncertainty and emerging signs of softness in the labor market and sentiment. Though we face a dynamic environment across regulation, competition and AI, our clear strategies and momentum position us for ongoing success.



Marianne Lake
CEO, Consumer & Community Banking

1   #1 banking brand based on Brand Health Masterbrand Q4 2025 Report.

2   #1 in U.S. mobile monthly active users (2025) among incumbent U.S. banking mobile apps based on Sensor Tower. Sensor Tower supplies modelled data through proprietary panels and apps.

3   Connected Commerce is part of Card Services and includes payment solutions, travel services, merchant offers and lifestyle benefits.

4   Unique families with primary and joint account owners for open and funded accounts.

5   Defined as average sales debit active accounts.

6   Primary Consumer Bank customers meet one of the following conditions: ≥15 withdrawals from a checking account or ≥5 withdrawals from a checking account and ≥$500 of inflows in a given month. Primary Business Banking clients represent clients with these account indicators: ≥$100,000 annual revenue and ≥4 months on book.

7   2019 and 2024 sales market shares have been revised to conform with the current presentation.

8   Defined as the percentage of monthly active customers who have 10 or more transactions or $10,000 or more annualized spend.

9   Skift research.

10 International Consumer initiatives are currently reflected in Corporate.

11 Moneyfactscompare.co.uk Awards, 2024-2026.

12 Based on average monthly calls from June–December 2025.

13 Includes Credit, Debit, Digital and Checks, and Internal Funds Transfer volumes from September 2024 only and ACH Credit volumes from April 2024.

14 Measures satisfaction with buy now pay later providers. Learn more: jdpower.com/awards.

Commercial & Investment Bank

In 2025, the Commercial & Investment Bank (CIB) reached an inflection point — delivering exceptional financial performance while expanding the capabilities we bring to clients worldwide.

The early 2024 integration of Commercial Banking (CB) with the Corporate & Investment Bank has proved to be a defining strategic move, creating an engine for growth and a scaled platform to serve clients of all sizes. Since the merger, revenue has grown at a compound annual rate of 10%[1].

In a year marked by heightened volatility and wavering business confidence, the strength of our combined franchise and fortress balance sheet enabled

us to deliver unmatched value to our clients while generating strong operating and financial results.

Despite the headlines, the global economy was sturdier than expected, with growth underpinned by strong corporate earnings, resilient household demand and a sharp upswing in artificial intelligence (AI)-related capital expenditure. At the same time, competition intensified — both from established institutions and from nonconventional players — and regulation continued to evolve.

Amid these dynamics, AI became the battleground of competition and the defining market force. As for our own

investments, we moved early and decisively, grounded in years of practical application, and are now scaling our capabilities. Throughout 2025, we stayed focused on executing our strategic priorities: Advancing AI adoption and business optimization across the CIB while accelerating our growth agenda, including international expansion, private capital and digital assets. We remain excited about the opportunities ahead.

Simply put, we like our hand. Our unified platform positions us to best serve our clients and invest with conviction to extend our lead and deepen the moats around our market-leading businesses.

Delivering record results

Against this backdrop, our franchise reported net income of $27.8 billion on record revenue of $78.5 billion, up 12% from the previous year, and achieved a full-year return on equity of 18%. Here are highlights across our businesses:

Global Banking

Our Global Banking team delivered strong performance, reporting $37.1 billion in revenue, a 5% increase year over year. These results were driven by our sharpened client segmentation strategy, which provides targeted sector expertise and seamlessly delivers our full suite of capabilities. No matter where our clients are in their life cycle, our people, products and platforms are positioned to support them — reinforcing our value as a trusted, long-term partner.

Commercial Banking achieved a standout year, highlighted by record deposits, which rose 13%, and a 44% surge in Investment Banking fees, surpassing

CIB Revenue

($ in billions)



CAGR = Compound annual growth rate

CIB Income

($ in billions)



$1 billion for the second time. Our footprint now extends to 92 of the top 100 U.S. metropolitan areas, with further expansion on the horizon. Overall, CB revenue rose 3% to $11.9 billion, fueled by record payments activity, an increase of over 80% in Commercial Real Estate lending originations and nearly 3,000 new relationships in Commercial and Specialized Industries. Today, CB serves nearly 60,000 clients across more than 160 locations.

Global Corporate Banking (GCB), operating in over 40 countries, continued to provide comprehensive support to leading multinationals, financial institutions and public sector organizations. GCB and Global Investment Banking (GIB) reported revenue of $25.3 billion, representing a year-over-year increase of 6%. Notably, we added approximately 400 new relationships during the year, further strengthening our global franchise.

In the face of intense competition, GIB retained its #1 global ranking[2] with an 8.4% wallet share[2] and finished with top positions across Equity Capital Markets and Debt Capital Markets, as well as in Europe, the Middle East and Africa (EMEA), Latin America and North America[2]. While higher rates and policy uncertainty initially dampened M&A and capital markets activity, momentum accelerated in the second half of the year as corporate clarity returned and businesses adapted to new risks. Total announced volume in global M&A reached $5.1 trillion, up 43% from 2024[2], marking the second-best year on record, supported by a resurgence in large M&A and financial sponsor activity. We advised on several landmark transactions, including the $111 billion Warner Bros. Discovery sale and the $56 billion Electronic Arts buyout, with J.P. Morgan also leading the acquisition financing. Debt capital markets saw strong momentum, with a record $5.1 trillion[2] in repricing and refinancing activity as investor demand rotated toward issuers with faster

Banking and Payments Revenue Growth

Combined Banking and Payments revenue
($ in billions)



CAGR = Compound annual growth rate

growth and more conservative balance sheets and broadened across sectors. In equity capital markets, global volume rose 21% to over $812 billion[2].

Payments

Our Payments franchise, in close partnership with Global Banking, has been a powerful growth driver, delivering exceptional results in 2025. The team reported a record $19.3 billion in revenue—a 7% increase over the previous year. Deposits grew by 13% and fees by 10%, reflecting broad-based momentum. As a provider of critical financial infrastructure, this business moves money securely, efficiently and at an unparalleled scale. Routinely handling payment volume equivalent to the world's gross domestic product roughly every week and a half, our Payments team set a new single-day record by processing an extraordinary $16.1 trillion. These achievements underscore both the resilience of our platforms and the deep trust our clients place in us.

Since 2019, our market share has expanded by 400 basis points, exceeding 10%[3], spurred by new client acquisition, the global transition to digital payments and ongoing industry consolidation. Continued strategic technology investments and an unwavering commitment to innovation have also kept us at the forefront of this

rapidly evolving sector, solidifying our position as an industry leader. Last year, we launched JPM Coin on a public blockchain, marking a new era in digital money, while Kinexys, our blockchain-based platform for secure, real-time institutional payments and settlement, now processes over $5 billion daily.

Markets

In Markets, our traders navigated a year of significant global volatility and achieved outstanding results. Geopolitical shocks and unexpected policy moves led to sharp swings, including a 15% drop in the S&P 500 following tariff announcements on "Liberation Day." On the most turbulent day, our Equities platform processed an unprecedented 3.2 billion order and execution messages—almost 25% higher than the previous peak—ensuring investors could continue to access liquidity and execute trades seamlessly.

This reputation as a reliable partner in all market environments translated into standout performance. Markets revenue reached a record $35.8 billion, up 19% from 2024. Fixed Income revenue grew 12% to $22.5 billion, driven primarily by strong results in Rates, Currencies & Emerging Markets, Commodities and Securitized Products. Macro products—especially Commodities—benefited from the heightened volatility and

Maintaining Strength in Markets

Markets revenue
($ in billions)



	2021	2022	2023	2024	2025
Equities Markets revenue	$10.2	$10.1	$8.8	$9.9	$13.3
Fixed Income Markets revenue	$17.4	$19.1	$19.2	$20.1	$22.5
Total	**$27.5**	**$29.2**	**$28.0**	**$30.0**	**$35.8**

#1 rank[8]

■ Fixed Income Markets revenue ■ Equities Markets revenue
Note: Totals may not sum due to rounding.

Leadership in Securities Services

Assets under custody[9]
($ in trillions)

Securities Services revenue
($ in billions)



	2021	2022	2023	2024	2025
Assets under custody	$33.2	$28.6	$32.4	$35.3	$41.2
Securities Services	$4.3	$4.5	$4.8	$5.1	$5.6

■ Assets under custody ■ Securities Services

safe-haven demand, pushing precious metals to record highs by year-end. Similarly, Equities reported standout growth, setting a new revenue record of $13.3 billion, powered by solid performance across products particularly in Equity Derivatives.

The Markets business continues to hold leadership positions across the trading life cycle. Last year, we achieved the "triple crown" of research awards — Extel's top Global Research Firm, #1 Global Fixed Income Research Team for the sixth consecutive year and #1 Global Equity Research Team — for the fourth time in the past five years.

Securities Services

Securities Services also set new benchmarks last year. As the only global custodian operating alongside leading markets, payments and banking franchises, we offer front-to-back client capabilities — from research and execution through clearing, settlement and custody — and the ability to manage complex assets at scale.

In 2025, the business generated $5.6 billion in revenue, 10% higher than in 2024 and marking our sixth consecutive year of record results. We are currently the #3 player and a leading asset

servicing provider[4], underpinned by years of sustained investment in our platforms and multiproduct growth with clients.

Winning in a changing world

This exceptional performance is a result of our proven strategy, as well as the incredible efforts of our teams and their focus on clients' evolving needs.

What has made us successful so far, however, will not necessarily make us successful in the future. Today, the CIB faces a radically shifting landscape. Competition is intensifying on all fronts. Traditional banking rivals are investing heavily to reclaim share; non-banks — payments players, market infrastructure providers and fintech platforms — as well as nonconventional entrants, are scaling into areas once considered the preserve of universal banks; and specialist boutiques are broadening their reach, stitching together advisory, execution and distribution. In many of our businesses, there are now multiple challengers lining up at every step in the value chain.

In parallel, the pace of technological innovation has accelerated dramatically. Breakthroughs in private markets, digital assets and blockchain are reshaping capital flows. The AI boom is triggering unprecedented capital needs, turning banks into ecosystem builders, and making chips and rare earth minerals the new strategic assets. Meanwhile, geopolitical tensions have intensified, making energy, infrastructure and defense central to political strategies, reflecting a realignment of the world order.

For the CIB, these forces raise the bar and give us an opportunity to lead. We are not standing still: We are on offense, with major technology priorities in flight and identified ownership for delivery. The integrated CIB gives us clear structural advantages — scale, deep client relationships, balance sheet capacity, global reach, AI capabilities and a vast data set. Our task now is to convert those strengths into simpler, more seamless client experiences and higher return growth.

Here's how we're positioning to stay ahead:

1. Igniting growth through our integration

The integration of our businesses has created a powerful "combustion effect" — igniting growth and unlocking new opportunities across our expanded organization. Uniting our teams has amplified our collective impact, making the whole greater than the sum of its parts.

For example, in Global Banking, by combining our leading U.S. Commercial and Specialized Industries franchise with the deep sector expertise of our investment bankers, we are supporting clients with high-value opportunities, including sell-side mandates and capital raising. This drives deeper client engagement and expands our share of wallet.

Our industry coverage is also complemented by a targeted focus on high-growth subsectors, such as enterprise and cloud, applied technology, biotech and healthcare services, where our bankers' expertise delivers differentiated value and positions us to capture outsized growth.

At the same time, our larger business footprint creates more scope to broaden client engagement with macro solutions, especially foreign exchange. While we have long been strong in the U.S. dollar and other major currencies, the integrated platform is accelerating our expansion into new markets, offering clients a more comprehensive suite of solutions and deepening our relationships.

2. Powering private markets

Despite increased scrutiny of private credit in recent months, we believe private markets will remain an important part of the financial system over the long term.

Today, private companies far outnumber public ones, with many choosing to remain private longer due to the high costs and complexities of public listings. Simultaneously, surging investor appetite for private assets is reshaping capital flows and creating new opportunities for growth. Assets under management in private markets have grown at an annual rate of 14% since 2013[5] and are projected to nearly double — from around $17 trillion in 2024 to $32 trillion in 2030[6].

Clients in these markets are increasingly interconnected, forming a network where limited partners, general partners and portfolio companies collaborate and influence each other's banking, financing and advisory needs.

To best serve this ecosystem, the CIB has launched several initiatives. We have reorganized our coverage model to serve the private capital markets in a more integrated way, creating a joint venture between the CIB and the Private Bank to deliver seamless solutions — from frictionless access to liquidity to creative monetization strategies — at every stage of the private capital life cycle. Meanwhile, our new Private Capital Advisory & Solutions team provides clients with comprehensive advice across the private capital spectrum, connecting investors and companies well before any IPO or sale.

On the financing side, we remain a reliable provider of credit to well-established direct lenders. In addition, last year, we launched the Strategic Financing Solutions group, combining Global Banking and Markets structuring expertise to offer clients a comprehensive suite of financing options — from direct lending to syndicated loans and high yield. Our direct lending platform has expanded as well, with $14 billion total exposure[7] from our $50 billion commitment to private credit, alongside over $25 billion of partner capital available.

Finally, in an industry first, we introduced private company sell-side research last year, providing in-depth analysis on influential companies such as OpenAI, Anthropic and Stripe — businesses driving innovation in their sectors.

3. Expanding in international markets

Today, nearly 40% of the CIB's revenue originates from outside the United States with broad-based growth across Asia Pacific, EMEA and Latin America. Our scale, deep local expertise and ability to navigate complex regulatory and geopolitical landscapes have enabled us to deliver effective solutions to clients worldwide.

The opportunity ahead is significant: International markets are poised to outpace domestic growth, fueled by economic diversification, rising cross-border trade and a new wave of investment — particularly in the Middle East, North Africa and Turkey. Amid evolving regional dynamics, we are advancing with a measured, phased approach designed to protect continuity of service and client outcomes.

To capture this regional growth, we are investing in our capabilities in Bahrain, Saudi Arabia and the United Arab Emirates, as well as expanding our franchise in Turkey. In addition, we're increasing critical infrastructure in Africa, including a new onshore presence on the Ivory Coast and Kenya. Our focus extends beyond serving large multinationals to include international mid-cap and institutional clients, as well as subsidiaries of U.S.-based firms.

A key driver of our expansion is extending our Payments solutions in new geographies. Today, the firm processes around 65 million transactions daily and moves nearly $12 trillion across 120 currencies. But the ambition is broader — to expand coverage and products across venture capital, the Innovation Economy and mid-cap corporates while deepening our offerings in equities and fixed income.

4. Building an AI-powered business

Across the CIB, we're rewiring our business to embed AI in every process, maintain modern data architecture and drive measurable business outcomes.

AI is already creating material efficiency gains. In transaction screening, AI has enabled us to review more than double the volume while halving the number of manual operator checks. That means quicker turnaround for clients and fewer delays. AI is also elevating how we work — cutting manual tasks, accelerating innovation and improving client outcomes. Over 90% of our engineers now use AI code assistants, and more than 65,000 CIB colleagues actively use LLM Suite, our generative AI platform.

We're deploying AI proactively for clients, too — corporate treasury clients now have a cash-flow-forecasting tool that supports smarter liquidity management. In Markets, Prime Finance applies AI to manage our inventory of securities, sharpen pricing, strengthen risk management and optimize capital efficiency.

Rather than a one-size-fits-all approach, each of our businesses has its own AI strategy aligned to the end-to-end client journey, ensuring AI is applied where it creates the most value — all underpinned by a large, well-organized data estate.

5. Transforming the client experience

Likewise, we're continuing to invest significantly in our digital capabilities, focusing on improving every aspect of the client experience, reducing unnecessary hurdles and giving clients a unified view of their financial information.

Our leading digital platforms now support more than 400,000 users, ranging from small businesses to large global companies. These platforms bring together account management, payments and cash flow tools so clients can handle their finances more easily and efficiently in one place.

We're also investing in new solutions tailored to the needs of unique client segments. For example, U.S. technology startups benefit from a full digital onboarding and banking experience built for founders, plus dedicated Innovation Economy coverage supported by 550 bankers, so they can expand from seed to IPO. Midsized companies get access to automated payment solutions and real-time financial insights, making it easier for them to scale their businesses.

By combining these efforts, we're committed to delivering a faster, smarter and more seamless digital experience for all our clients.

6. Leading the way in digital assets

Once a niche innovation, digital assets have developed into a significant ecosystem, changing how value is stored, transferred and accessed. Crypto assets, formerly on the fringe, have also experienced notable growth, and stablecoins are increasingly being used for transactions. As adoption expands among corporations and financial institutions, tokenized assets — digital tokens representing real-world assets — are expected to see continued growth, with some projections estimating the market could reach $13 trillion by 2030, highlighting the ongoing evolution of digital finance.

The CIB has been at the forefront of this shift with its Kinexys platform, launched in 2019, which enables businesses to make fast, secure payments using blockchain technology. We have also developed new blockchain-based products, such as deposit tokens and tokenized money market funds, that deliver faster settlement, greater transparency and improved efficiency compared with traditional banking. Since 2023, the number of transactions on these platforms has grown thirty-fold. By investing early in digital payments, financing and crypto solutions, we are well-positioned to compete with emerging digital-native financial firms while capitalizing on the trust and reliability that J.P. Morgan is known for.

2025 marked the first U.S. commercial paper issuance on the Solana public blockchain for Galaxy Digital Holdings, settled using stablecoin and digital custody. This milestone demonstrates that public blockchains can support institutional-grade transactions, offering lower costs and access to new sources of liquidity.

Broader adoption hinges on regulatory clarity. Ultimately, the firm supports regulation that encourages innovation but also includes clear frameworks and safeguards so that tokenized assets are treated consistently with traditional ones.

7. Banking for impact

As we continue to innovate and grow our business, we remain equally committed to harnessing our scale and resources to drive positive change in society — deploying capital and expertise to strengthen resilience and expand economic opportunity in the United States and key international markets. Our work reflects a core belief: Commercial success and social impact are mutually reinforcing.

Central to this mission is the firm's $1.5 trillion Security & Resiliency Initiative, a decade-long effort to facilitate, finance and invest in industries critical to economic security and resilience. As part of this initiative, JPMorganChase will make initial investments of $10 billion in select companies, primarily in the United States, to help enhance growth, spur innovation and localize production across defense, energy, advanced manufacturing, frontier technology, pharma and health tech. Drawing on our long history of serving companies in these global sectors, we are also extending our efforts to countries seeking to shore up their defenses and strengthen self-reliance. Included among the transactions already announced are financings and capital to secure critical mineral supply and support for rare-earths extraction and processing, as well as funding for major infrastructure upgrades to meet the rising demands of AI data centers.

Beyond industrial resilience, the firm continues to expand access to housing and essential services. In 2025, the CIB provided $10 billion in debt and equity for affordable housing in the United States. And as a financial partner to the world's most critical energy companies, we are supporting the energy demands of today while helping them transition to cleaner energy over time.

Leading the next wave of innovation

Our integrated model and client-first mindset delivered record results and set new industry benchmarks in 2025.

Looking forward, the foundations for global economic growth remain constructive: Healthy corporate balance sheets, resilient consumer demand and sustained investment in leading technologies like AI. At the same time, we are mindful of elevated uncertainty

across the world's markets: geopolitical conflicts, policy upheaval and persistent volatility.

In this environment, the CIB's strengths come to the fore. Our diversified franchise, fortress balance sheet and sustained investments enable us to support clients through the cycle and position us for the opportunities ahead.

Our strategy remains clear and consistent: Invest in our people and platforms, deepen client relationships and lead the next wave of industry innovation.

Above all, our success rests on the talent and dedication of our teams. We are proud of what we have achieved together and confident in our future — moving forward with ambition, conviction and an unwavering commitment to building on this remarkable franchise.

1   Comprising compound annual revenue growth of 7.9% in Banking and Payments, the businesses most materially impacted by the merger, as well as 13.1% in Markets and 8.3% in Securities Services.

2   Dealogic as of January 2, 2026.

3   Coalition Greenwich Competitor Analytics (preliminary FY 2025) reflects global firmwide Treasury Services business (CIB and CB). Market share is based on JPMorganChase's internal business structure, footprint and revenue and Coalition Index Banks for Treasury Services.

4   Coalition Greenwich Competitor Analytics (preliminary FY 2025). Rank is based on JPMorganChase's internal business structure, footprint and revenue and Coalition Index Banks for Securities Services (excluding Corporate Trust, Escrow Services and Clearing & Settlement).

5   McKinsey, Global Private Markets Review 2024.

6   Preqin, Introduction to Alternative Assets, and Private Markets in 2030 Report.

7   Represents the total exposure as of December 31, 2025.

8   Coalition Greenwich Competitor Analytics (preliminary for FY 2025). Rank is based on JPMorganChase's internal business structure, footprint and revenue, and Coalition Index Banks for Markets.

9   Represents assets held directly or indirectly on behalf of clients under safekeeping, custody and servicing arrangements.



Troy L. Rohrbaugh
Co-CEO, Commercial & Investment Bank

Douglas B. Petno
Co-CEO, Commercial & Investment Bank

Asset & Wealth Management

Over the 10-year period ending in 2025, the S&P 500 outperformed the MSCI All Country World Index by more than 6,000 basis points[1]. With results that are so lopsided, it is easy to lose sight of investment opportunities beyond American shores. At J.P. Morgan Asset & Wealth Management (AWM), we never lost our global perspective. For nearly two centuries, we have managed globally diversified portfolios and delivered insights for the world's leading institutions and families.

In 2025, markets were jolted by surprise tariffs, a weaker dollar and surging gold prices. Debate intensified around central bank independence. An artificial intelligence (AI) arms race escalated among the world's largest companies, even as real competition for strategic materials and technologies emerged among nation states. Through this volatility, our investors, advisors, technologists and support staff delivered exceptional results for clients and record outcomes for shareholders — while we continued to invest heavily in the franchise, particularly in technology and AI-driven productivity that sharpens research, strengthens advice and delivers efficiency.

A leading global asset manager

First and foremost, we are active managers. For the past decade, more than 80% of our long-term active funds assets under management (AUM) have been above peer median[2], driven by on-the-ground research, robust risk management and disciplined portfolio construction. In 2025, our research analysts covered over 5,000 companies, held more than 15,000 meetings and analyzed more than 1 billion data points daily. We monitor roughly 7,600 strategies with cross-asset governance and invest over $500 million annually in research — scale and substance that fueled outcomes in 2025.



Another Record-Breaking Year[8, 13, 14]

$24B ✓
Revenue

$9B ✓
Pre-tax Income

$7B ✓
Net Income

$7T ✓
Client Assets

#1
Asset Manager by Active Flows

#1
Private Bank

✓ = Record

Client Asset Flows[10]



($ in billions)

2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
$61	$85	$74	$176	$276	$389	$49	$490	$486	$553

Average: $510



We celebrated the launch of the JPMorgan Nasdaq Hedged Equity Laddered Overlay ETF in April.

Our platform includes:

- **Three "1-trillion-dollar" franchises:** Our Equities, Fixed Income and Money Market Funds franchises each demonstrated category leadership, long-term peer outperformance and scaled client adoption across institutional and wealth channels.

- **Alpha generation over the long term:** In 2025, 83% of J.P. Morgan Asset Management's 10-year, long-term active funds AUM was above peer median, with Equities consistently above 80% and Fixed Income above 70% over the past decade[2] — an outcome of our integrated research-risk process and enduring investment culture.

- **Our client focus:** In addition to our performance, we delivered leading content such as *Eye on the Market* and *Guide to the Markets,* which keeps advisors and clients anchored on fundamentals; engagement surged, with almost 850 major advisor events and roadshows last year, ensuring that insights translate into action across portfolios.

Looking to the future, active exchange-traded funds (ETF) are a core growth engine. We moved early to launch innovative strategies; today, we are #1 in active ETF AUM ($250 billion in 2025)[3] and #1 in active ETF flows ($65 billion in 2025)[3], with momentum across the United States and international platforms. Three of the five largest active ETFs globally are ours[3], and we executed the largest active ETF launch on record, the JPMorgan Active High Yield ETF (JPHY)[4] — positioning us to capture

a market that is projected to grow from approximately $2 trillion in 2025 to above $6 trillion by 2030[5], outpacing active mutual funds' growth rate over that five-year period.

We do not believe that any fiduciary manager should dictate choice or preferences, which is why personalization and tax optimization at scale are differentiators of our active platform. Our separately managed account (SMA) infrastructure, combined with 55ip and OpenInvest, enables tax-smart transitions, systematic harvesting and preference-aligned portfolios. We are the #2 SMA provider[6], with $434 billion managed on behalf of SMA investors and approximately double the number of accounts since 2021 — giving clients meaningfully better after-tax outcomes without compromising active conviction.

We continue to expand access to alternatives across real estate, private equity, infrastructure, credit and hedge funds through our direct investment capabilities and a broad third-party platform. By the end of 2025, alternatives assets under supervision reached $560 billion (up from $284 billion in 2020)[7], and we are one of the industry's largest distributors to wealth clients and institutions globally.

Investment Performance and Global Rankings by Flows[2, 3, 13]



J.P. Morgan Asset Management Long-Term Active Funds AUM (%) Outperforming Peer Median Over 10 Years

2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
85%	91%	85%	85%	80%	86%	90%	83%	85%	83%

■ >75%   ■ 74%-50%   ■ <50%   AUM = Assets under management

Total	Equities	Fixed Income	Active ETFs
83%	88%	88%	**#1** Active ETF AUM
#1 Active flows	**#1** Active Equity flows	**#2** Active Fixed Income flows	**#1** Active ETF flows

A truly global private bank

We believe we operate the only private bank in the industry with a uniform business model globally, enabling consistent advice, governance and product delivery worldwide, as recognized by *Global Finance* magazine, which named us the #1 Private Bank in the World[8]. We are the largest U.S. bank in the high-net-worth-plus segment internationally — growing at double-digit rates where we already lead and have substantial runway in markets where our current share is below 1%[9] — and are supported by significant and sustained investment in talent and platform capabilities.

- **Advisor hiring and productivity**: Our Global Private Bank (GPB) advisor population grew from approximately 2,200 in 2010 to 2,500 in 2020 and to 4,100 in 2025[10], a 1% compound annual growth rate from 2010 to 2020 that accelerated to 11% from 2020 to 2025. Our over 60% growth since 2020 outpaced major peers, and revenue per average banker increased 15% from 2020 to 2025 — proof that quality and scale can rise together.

Advisor Hiring



Wealth Management advisors
(in thousands)
+1.5x
7
10
2020
2025
Global Private Bank (GPB)
U.S. Wealth Management
Total GPB advisor training hours
+3x
2019
2025
Cost per advisor trained
-27%
2019
2025

- **Advisor training as a force multiplier**: We have tripled total training hours for GPB advisors since 2019 and nearly quadrupled the number of programs. Hands-on practice exercises increased by 150% from 2022 to 2025 with AI-driven role plays — all accomplished without requiring more time from our top advisor faculty. Even as quality improved, since 2019, training expenses as a share of GPB expenses fell by about one-third, cost per advisor trained declined by 27% and training headcount per 100 advisors fell by 47% — compelling evidence of increased operating leverage.
- **Fortress foundation**: Our highly collateralized loan book, #1 institutional money market franchise[11], and the trust and confidence of our clients, which translates to net deposit migration remaining within the firm, amplify advice and execution throughout the cycle.
- **Workplace as a flywheel**: Since acquiring Global Shares in 2022, assets under administration and participants have doubled to $372 billion and 1.8 million, respectively; the platform is increasingly more geographically diversified and deeply connected across the firm — converting senior executives into new Private Bank relationships — and poised to be a growing flows engine as advisor hiring normalizes later this decade.

This combination — world-class advisors, scaled training, fortress balance sheet and cross line-of-business connectivity — is why over 95% of our top 50 AWM clients also work with our other lines of business and why our ecosystem consistently deepens relationships and outcomes for clients.

Workplace



Assets under administration
($ in billions)
+2x
181
372
2022
2025
Participants
(in millions)
+2x
1
2
2022
2025



Our Steering Committee for the J.P. Morgan Advisors Exchange, an annual Global Private Bank event for our family office clients, is shown above.

Investing in our people, platforms and AI

We invest through the cycle to improve performance, strengthen advice and achieve operational excellence — relentlessly driving out inefficiency so every dollar of investment translates into better outcomes for clients and shareholders. In 2025, we increased investment across active management, ETFs, alternatives, our Workplace platform, GPB advisors, personalization and AI — while maintaining discipline on overall headcount growth and efficiency.

There are three AI investment examples I would like to highlight:

- **SpectrumIQ**: Our proprietary suite of AI capabilities embedded directly in Spectrum ties together research, data and risk. We have automated nearly 75% of equity trading (saving clients about $4 billion in trading costs since inception) and almost 85% of foreign exchange trading, and now rebalance trades for more than 2,500 clients each month. Data coverage has expanded from 8,000 to 90,000 securities and 22 million documents, and we ingest about 7,000 broker research reports daily. Smart Monitor, our investor AI assistant, learns investor preferences and pushes prioritized, explainable insights in real time, reducing hours of manual research to a click and compressing time-to-insight by 80%.
- **Connect Coach**: Launched just over a year ago, Connect Coach now serves 12,000 users across the Private Bank and U.S. Wealth Management and includes 25 specialized AI agents. The platform proactively pushes 1 million personalized AI-driven insights straight to our front-office users, unlocking prospecting and relationship-deepening opportunities with our clients. Advisors use Connect Coach to accelerate meeting preparation, support portfolio analysis and generate call summaries, creating valuable capacity for advisors to spend more time with clients — a practical step toward having every advisor operate like our very best and every client feel like our only one.
- **Proxy Voting powered by SpectrumIQ**: Our independent stewardship workflow aggregates and analyzes proprietary data from more than 3,000 annual company meetings across the U.S. equity markets.



Global
Global
Our NextGen employee participants at our Global Innovation Summit presented technological solutions they created to improve the client and advisor experience.

AI Use Case Examples



SpectrumIQ

Our suite of AI capabilities that ties together research, data and risk, covering about 90,000 securities and 22 million documents



80%

Reduction in time from manual research to insight



Connect Coach

Our tool with 25 specialized AI agents proactively delivering personalized outreach ideas so advisors can focus on clients



1 million

Custom AI-driven insights straight to our 5,000 GPB users in real time

Proxy Voting powered by SpectrumIQ



Our stewardship workflow aggregates and analyzes proprietary data from 3,000+ company meetings in U.S. equity markets



1st

Major asset manager to fully disengage from external proxy advisors in U.S. voting

Transition to exclusive use for U.S. proxy votes began in the first quarter of 2026 with full implementation as of April 1, 2026, making us the first major asset manager to fully disengage from external proxy advisors in U.S. voting[12]. Integrating investor insights with voting decisions at the scale of more than $7 trillion in client assets reinforces independent stewardship aligned with long-term value creation.

We have made significant investments in our tools and resources, many of which have been developed and enhanced by our employees. Their creativity and ingenuity have driven innovative solutions that directly benefit our clients. We have also heavily invested in our teams that provide seamless, around-the-clock support to clients, ensuring exceptional service and responsiveness at all times.

A leading industry position

In 2025, we were recognized as the #1 Asset Manager by active flows[13] and the #1 Private Bank in the World[8], reflecting the strength of our investment engine and advice platform. Our clients continue to vote with their flows, driving record total client asset flows of $553 billion — our 22nd consecutive year of positive net new inflows — record client assets of $7 trillion and record revenue for the ninth consecutive year at $24 billion[14]. Total client asset flows exceeded $1 trillion over the last two years; that amount by itself would rank among the top 30 asset managers[15]. Culminating a year of strong execution, we delivered a **40% return on equity** in the 2025 fiscal year (up from 34% in 2024), reflecting expense and capital discipline and highly selective headcount growth, with the latter primarily consisting of GPB advisors.

These extraordinary results belong to our more than 29,000 AWM professionals across 48 countries who show up every day to earn our clients' trust. I am especially grateful to my Operating Committee partners in AWM, whose leadership across our investment, advisory, technology and operations teams makes this performance possible — and whose unwavering ambition for what comes next continues to raise the bar.

Thank you for your trust in us. Our North Star has never changed: to be the best in the industry for our clients, not the biggest — and our fiduciary commitment to deliver investment performance remains the way we prove it every day. We will keep investing in our people, research and platforms; extend leadership in active management and active ETFs; expand our leading global private bank; broaden access to alternatives and personalization; and embed AI across the franchise to elevate advice and outcomes — leveraging the unparalleled strength of JPMorganChase for our clients and shareholders.





Mary Callahan Erdoes
CEO, Asset & Wealth Management



Our clients continue to vote with their flows, driving record total client asset flows of $553 billion — our 22nd consecutive year of positive net new inflows — record client assets of $7 trillion and record revenue for the ninth consecutive year at $24 billion. Total client asset flows exceeded $1 trillion over the last two years; that amount by itself would rank among the top 30 asset managers."

1   Bloomberg.

2   For footnote, refer to page 48 footnote 33 in this Annual Report.

3   Bloomberg and FactSet as of December 31, 2025.

4   J.P. Morgan Asset Management, Bloomberg and Morningstar. U.S. Active ETF launches. Does not include mutual fund conversions (as of May 31, 2025).

5   Morningstar, J.P. Morgan estimates.

6   Cerulli 2025 U.S. Managed Accounts Report.

7   JPM alternative assets includes private equity, private credit, real assets, hedge funds, liquid alternatives and other nontraditional assets which may be presented using net asset value (NAV) of investments. In quarterly filings, assets are predominantly presented using NAV and certain of these assets are reflected in other asset classes or categories comprising total Client Assets.

8   Global Finance magazine 2025.

9   Company filings, J.P. Morgan estimates.

10 For footnote, refer to page 48 footnote 34 in this Annual Report.

11 iMoneyNet.

12 Wall Street Journal.

13 Public filings, Morningstar, J.P. Morgan estimates.

14 In the fourth quarter of 2020, the Firm realigned certain Wealth Management clients from Asset & Wealth Management to Consumer & Community Banking. Prior-period amounts have been revised to conform with the current presentation. Historical revenue revised as a result of the adoption of the new accounting guidance for revenue recognition, effective January 1, 2018.

15 Company filings and websites, J.P. Morgan estimates.

Corporate Responsibility

For more than 225 years, JPMorganChase has been an anchor and an accelerator for the global economy, financing the historic and the everyday — from the Brooklyn Bridge and Allied efforts in World War I to the house down the block and the small business on Main Street. We take on great economic challenges while showing up locally for customers, clients and communities. That vantage point helps give us a clear view of the problems facing economies big and small, as well as the ability to act in ways that few institutions can.

But today, the economy isn't working for everyone. Buying a home, starting a business, finding a good job and saving money have all become harder. These challenges are playing out against the backdrop of an increasingly complex and dynamic global environment that could generate additional headwinds. As a firm, we believe we have a responsibility to use our scale and expertise to make a real difference for families, workers and small businesses — turning insight into practical solutions for the people and places we serve.

Geopolitical insights that move decisions

The world is changing quickly. From conflicts in the Middle East to the rise of artificial intelligence, the continuing disruption can make some days feel like the ground is shifting beneath our feet. JPMorganChase serves corporations and clients in more than 100 countries so we feel these movements every day.

What sets our firm apart is our ability to connect global insights to local execution. This helps clients spot challenges and opportunities — from supply chain shifts to global trade realignments to regulatory changes — and move quickly whether they're in Houston, London or Tokyo. Treated as a tool — not background noise — geopolitics can inform decisions for our clients and communities.

To help do this, last year we launched the JPMorganChase Center for Geopolitics. The Center works alongside experts across our lines of business to combine regional knowledge with intelligence, policy and market insights — assessing how world events affect markets, operations and industries. Through the Center's reports, briefings and customized offerings, we deepen our clients' ability to form practical, risk-aware strategies that create long-term value.

Building on the Center's success, the firm launched Special Advisory Services to broaden our clients' access to expertise in areas like supply chains and cybersecurity. We saw an expanded opportunity to help clients prepare for the business environment of the future and put our resources behind it, calling it the Security and Resiliency Initiative.

The Security and Resiliency Initiative: Supporting industries critical to national and economic security

National security and economic security are intertwined. Today, too many critical inputs, from rare earth minerals and pharmaceutical ingredients to advanced materials, are regularly unavailable within a nation's borders. When supply chains are concentrated and there are talent shortages, everyone is at risk, including families, businesses and governments.

That risk is amplified when essential infrastructure, such as the power grid, faces mounting pressure from rising demand. By modernizing transmission and distribution systems, integrating innovative technologies and streamlining permitting processes, it's possible to alleviate bottlenecks, strengthen


J.P.Morgan
Treasurers Forum

Derek Chollet, Head of the JPMorganChase Center for Geopolitics, talked with Secretary Condoleezza Rice about how global conflicts affect business.

resilience against storms and cyber threats, and help keep prices stable for families and small businesses.

That's why we launched the Security and Resiliency Initiative (SRI), a $1.5 trillion, 10-year plan to facilitate, finance and invest in industries that are critical to our national and economic security. We announced SRI in the United States in October 2025, and we have already expanded it to the United Kingdom.

Private investment works best alongside smart public policy so capital is only part of our broader plan. The firm will also advocate for policy changes that accelerate progress and help projects move from ideas to real results.

Our advocacy is paired with data and action. For example, a joint report from the JPMorganChase *Policy*Center and Center for Geopolitics outlined solutions that combine policy and philanthropy to close talent gaps, including the digital skills gap. Ninety-two percent of jobs in the United States, including those in sectors critical to security and resiliency, require digital skills. Yet one-third of manufacturing workers and one-half of all construction, transportation and storage workers don't have these skills. We believe all levels of the U.S. government should work together to make job training more accessible and effective, tailored to the needs of future roles.

The federal government, for instance, can expand apprenticeships to help close the digital skills gap. Similarly, states can create programs that connect education directly to real jobs and align funding to reward student outcomes, simultaneously driving their own economic growth. In Texas, House Bill 8 established a blueprint for coordinating education and career opportunities, shifting from a funding model based on courses and credit hours to one focused on tangible results: good-paying jobs. Community colleges in Texas now earn funding by educating

more students with credentials that match the state's workforce needs. We advocated for this legislation because it makes a real difference for people, businesses and local economies.

Our SRI investments cannot translate into production without workers ready to step into skilled roles, so policies like these are critical. Across the United States and around the world, communities face a growing skills mismatch: There are jobs available but too few workers with the training to fill them. Clients tell us every day that talent is a constraint, whether they need welders, electricians, engineers or technicians. This is not only an economic concern but also a strategic issue that affects long-term competitiveness.

To tackle these challenges and drive meaningful change, public-private partnerships are essential. JPMorganChase has a proven track record of investing in regional talent collaboratives across the country that connect education and training directly to real workforce needs. With support from our firm, The Commit Partnership and the Dallas County Promise initiative have assisted over 115,000 students by bringing together businesses, educa-

tors and community organizations to link career education with local employer needs. When each of these stakeholders has a seat at the table, students can be guided to skills training needed for local job opportunities. We consistently support similar partnerships across the country that establish clear school-to-career pathways, preparing students for the high-paying, in-demand jobs of the future, and we plan to build on this success to help people secure good jobs and expand the talent pool for sectors essential to local and national resilience.

We're doing this because we see a community's workforce as part of its infrastructure, no less important than access to power, roads and bridges. A strong workforce is critical to attract investment, grow business and strengthen competitiveness. These strategies are rooted in communities because resilience is ultimately realized in neighborhoods: power that stays on during storms, secure networks for businesses, and products made closer to where consumers live and shop.

Public-private partnership is crucial to SRI's success — and, as noted above, it is already underway. In January 2026,



Members of the Corporate Sustainability team met with clients in London alongside Heather Zichal, JPMorganChase Global Head of Sustainability, and Dr. Sarah Kapnick, Global Head of Climate Advisory, J.P. Morgan Commercial & Investment Bank.

we co-hosted the first Wyoming Resiliency Summit, convening industry leaders, investors, policymakers and community stakeholders for practical discussions on reindustrialization, including ways local businesses and institutions can better partner to strengthen the state's workforce. It's a great example of how regional partnerships can drive innovation and support the resilience of the United States and our trading partners. Even more important, it's an example of how the Security and Resiliency Initiative converts national strategy into local strength, delivering results that people feel in daily life and that the economy can rely upon.

Building an economy that works for everyone

For years, our CEO Jamie Dimon has warned that the American Dream is alive but fraying for too many people. Through stable and uncertain periods, JPMorganChase has been a source of strength and has continually invested in America and its people. Today, we're focused on the pillars that keep the American Dream within reach: helping people buy a home, start and grow a small business, develop the skills they need for a well-paying job, save money and plan for the future. To reinforce this commitment, we recently launched the American Dream Initiative. The firm is doing this by combining business investments with strong relationships that make it possible to bring together the firm's resources for our clients, customers and communities – including philanthropy, proprietary research and policy advocacy to help people get ahead. Here's what that looks like.

Supporting small businesses

We start where local economies start: on Main Street. Small and midsized businesses power America's growth, innovation and resilience. As the nation's leading small business bank,



Team members celebrated the opening of our 10th branch in Iowa and new business and philanthropic commitments to support local small businesses to spur economic growth in the region.

we pride ourselves on showing up like a local bank, but we do not forget that we can also tap into our capabilities as a global bank to help our clients succeed, promoting their growth from day one to IPO or bolstering them through periods of struggle. Through our American Dream Initiative, we're expanding the number of small businesses we support over the next several years to 10 million, up from the 7 million we already serve. Our efforts in Iowa are one example of how we're making that happen.

In 2024, the firm broadened its presence in Iowa, to date opening 10 branches that bring financial services to households and businesses across the state. From day one, we understood that being a good community member meant working with local government, organizations and small businesses. The reason is simple: Our business is strong when communities are strong. That begins with people. We hire locally so customers interact with familiar faces who understand their needs and experiences. Our expansion in Iowa will create more than 150 jobs.

But hiring is not limited to our company — we also work to build an economy that serves everyone: helping others in the community get a good job and helping the small businesses they count on grow. That requires a combination of business investment, smart public policy and philanthropy.

Small businesses are the backbone of Iowa's economy, accounting for 99.3% of all businesses and employing 45.6% of the state's workforce. To better understand how to help them scale, we analyzed early-stage revenue performance among the small businesses we bank. We found that few reach $1 million in annual revenue within their first five years, a critical milestone for sustained growth that's even harder for businesses in rural communities to attain.

With this insight, we focused our efforts in Iowa on the specific needs of small businesses across sectors. JPMorganChase committed more than $1 million in support to nonprofits that serve entrepreneurs, from family-owned farms to small businesses in the state's growing aerospace industry.

This investment will help strengthen Iowa's economy and builds on our strong track record of lending to more than 20,000 Iowa businesses. Policy matters, too. We will continue to advocate for a stronger small business ecosystem at the federal, state and local levels by removing unnecessary barriers and expanding access to capital.

Increasing access to stable, affordable housing

Homeownership is a core pillar of the American Dream. As a major lender and investor in affordable housing across the United States, we have seen firsthand that families are facing historic housing challenges. The list is long: Construction costs are high, regulations hinder the pace of building and gaps in funding inhibit innovation. These issues limit the number of available homes and raise prices. The ripple effects are real: People live farther from work, local businesses are under pressure and households are spending less. Federal, state and local policymakers see the opportunity to act and are working to address these problems. We're working alongside them.

Last year in Atlanta, we convened policymakers, community advocates and business leaders to find practical ways to improve housing affordability and to share lessons that may be helpful to other cities. It's one way we mobilize the full breadth of the firm to help people and their communities.

To ground the discussion, we analyzed data on housing challenges across the Atlanta metro area and looked at strategies that have worked in locations with similar conditions, including Texas and Montana. This underscores what sets JPMorganChase apart: our ability to leverage our presence around the world to spot trends, learn what works, make policy recommendations and scale effective approaches from other communities.

We focused on solutions that increase supply and speed delivery: building and preserving affordable homes, updating zoning and permitting where appropriate, and using new financing tools to close funding gaps. To support the construction of affordable housing, we dedicated $40 million in new philanthropic funding to help address the shortage. This builds on the more than $5 billion in debt and equity that JPMorganChase provided in 2025 across the country to help create and preserve affordable housing.

Our housing work demonstrates our approach: Use data to identify gaps, partner locally to act and carry what works to other communities. It is the same advantage we bring to tables of all kinds.

The JPMorganChase advantage

From small towns to big cities, JPMorganChase helps power the global economy. Our scale, networks and resources let us take on big problems.

We are uniquely positioned to bring people together and get things done with the resources and know-how to open doors to opportunity. In a world where partisanship and polarization can stall progress, we move the needle by authentically earning the trust of those we serve.

One of the many ways we do this is through our Market Leadership Team program. Organized to help leaders from across the firm develop and implement holistic business strategies that address key community priorities, the Market Leadership Team program opens doors to opportunity.

We work across the public, private and nonprofit sectors to solve complex issues with practical solutions. Our global network and data help us spot patterns early, and our local partnerships help us execute quickly and tailor

our approach to communities. We combine research, policy and investment to turn ideas into outcomes, and we show up in schools, neighborhoods, city halls and on shop floors to make progress you can feel.

The American Dream endures when opportunity is within reach. JPMorganChase will continue to pair data with action, capital with creative thinking and ambition with local execution — so families can buy a home, small businesses can hire and grow, and workers can gain the skills that lead to good jobs. We will leverage our balance sheet, talent and expertise; champion policies that strengthen our economy and security; and work across sectors to turn smart strategies into measurable wins.

Our responsibility is to focus on what matters most to families, workers and businesses because when communities thrive, our firm thrives. If we stay focused on what matters most and scale what works, we can help power the next chapter of growth — building resilience at home, expanding opportunity with our partners around the world and leaving future generations better off than those before them.



Tim Berry
Global Head of Corporate Responsibility, Chairman of the Mid-Atlantic Region

Table of contents

Note:

The following pages from JPMorgan Chase & Co.'s 2025 Form 10-K are not included herein: 1-42, 328

Financial

THREE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL HIGHLIGHTS (unaudited)

As of or for the year ended December 31, (in millions, except per share, ratio, employee data and where otherwise noted)	2025	2024	2023
Selected income statement data			
Total net revenue	$ 182,447	$ 177,556 (g)	$ 158,104
Total noninterest expense	95,640	91,797 (g)	87,172
Pre-provision profit[a]	86,807	85,759	70,932
Provision for credit losses	14,212 (e)	10,678	9,320
Income before income tax expense	72,595	75,081	61,612
Income tax expense	15,547	16,610	12,060
Net income	$ 57,048	$ 58,471	$ 49,552
Earnings per share data			
Net income: Basic	$ 20.05	$ 19.79	$ 16.25
Diluted	20.02	19.75	16.23
Average shares: Basic	2,776.5	2,873.9	2,938.6
Diluted	2,781.5	2,879.0	2,943.1
Market and per common share data			
Market capitalization	868,793	670,618	489,320
Common shares at period-end	2,696.2	2,797.6	2,876.6
Book value per share	126.99	116.07	104.45
Tangible book value per share ("TBVPS")[a]	107.56	97.30	86.08
Cash dividends declared per share	5.80	4.80	4.10
Selected ratios and metrics			
Return on common equity ("ROE")	17 %	18 %	17 %
Return on tangible common equity ("ROTCE")[a]	20	22	21
Return on assets ("ROA")	1.29	1.43	1.30
Overhead ratio	52	52	55
Loans-to-deposits ratio	58	56	55
Firm Liquidity coverage ratio ("LCR") (average)[b]	111	113	113
JPMorgan Chase Bank, N.A. LCR (average)[b]	115	124	129
Common equity Tier 1 ("CET1") capital ratio – Standardized[c][d]	14.6 (f)	15.7	15.0
Tier 1 capital ratio – Standardized[c][d]	15.5 (f)	16.8	16.6
Total capital ratio – Standardized[c][d]	17.4 (f)	18.5	18.5
Tier 1 leverage ratio[b][c]	6.9	7.2	7.2
Supplementary leverage ratio ("SLR")[b][c]	5.8	6.1	6.1
Selected balance sheet data (period-end)			
Trading assets	$ 802,873	$ 637,784	$ 540,607
Investment securities, net of allowance for credit losses	777,332	681,320	571,552
Loans	1,493,429	1,347,988	1,323,706
Total assets	4,424,900	4,002,814	3,875,393
Deposits	2,559,320	2,406,032	2,400,688
Long-term debt	435,206	401,418	391,825
Common stockholders' equity	342,393	324,708	300,474
Total stockholders' equity	362,438	344,758	327,878
Employees	318,512	317,233	309,926
Credit quality metrics			
Allowances for credit losses	$ 31,230	$ 26,866	$ 24,765
Allowance for loan losses to total retained loans	1.83 %	1.87 %	1.75 %
Nonperforming assets	$ 10,359	$ 9,300	$ 7,597
Net charge-offs	9,849	8,638	6,209
Net charge-off rate	0.74 %	0.68 %	0.52 %

(a) Pre-provision profit, TBVPS and ROTCE are each non-GAAP financial measures. Tangible common equity ("TCE") is also a non-GAAP financial measure. Refer to Explanation and Reconciliation of the Firm's Use of Non-GAAP Financial Measures on pages 59–61 for a discussion of these measures.

(b) For the years ended December 31, 2025, 2024 and 2023, the percentage represents average ratios for the three months ended December 31, 2025, 2024 and 2023.

(c) As of January 1, 2025, the benefit from the Current Expected Credit Losses ("CECL") capital transition provision had been fully phased out. For the years ended December 31, 2024 and 2023, the ratios reflected the CECL capital transition provisions. Refer to Note 27 for additional information.

(d) As of December 31, 2025, the Advanced risk-based ratios became more binding on the Firm than the Standardized risk-based ratios. Refer to Capital Risk Management on pages 89–99 for additional information.

(e) Includes a provision for lending-related commitments of $2.2 billion related to the Apple Card transaction. Refer to Executive Overview on page 47 for additional information.

(f) Includes a decrease of approximately 25 basis points under the Standardized approach related to the Apple Card transaction. Refer to Capital Risk Management on pages 89–99 for additional information.

(g) Total net revenue included a $7.9 billion net gain related to Visa shares, and total noninterest expense included a $1.0 billion contribution of Visa shares to the JPMorgan Chase Foundation, both recorded in the second quarter of 2024. Refer to Note 6 for additional information.

FIVE-YEAR STOCK PERFORMANCE

The following table and graph compare the five-year cumulative total return for JPMorgan Chase & Co. ("JPMorganChase" or the "Firm") common stock with the cumulative return of the S&P 500 Index, the KBW Bank Index and the S&P Financials Index. The S&P 500 Index is a commonly referenced equity benchmark in the United States of America ("U.S."), consisting of leading companies from different economic sectors. The KBW Bank Index seeks to reflect the performance of banks and thrifts that are publicly traded in the U.S. and is composed of leading national money center and regional banks and thrifts. The S&P Financials Index is an index of financial companies, all of which are components of the S&P 500. The Firm is a component of all three industry indices.

The following table and graph assume simultaneous investments of $100 on December 31, 2020, in JPMorganChase common stock and in each of the above indices. The comparison assumes that all dividends were reinvested.

December 31, (in dollars)	2020	2021	2022	2023	2024	2025
JPMorganChase	$ 100.00	$ 127.73	$ 111.64	$ 145.96	$ 210.58	$ 289.18
KBW Bank Index	100.00	138.34	108.74	107.77	147.86	196.02
S&P Financials Index	100.00	134.87	120.66	135.32	176.67	203.21
S&P 500 Index	100.00	128.68	105.37	133.07	166.37	196.12

December 31,
(in dollars)



Management's discussion and analysis

The following is Management's discussion and analysis of the financial condition and results of operations ("MD&A") of JPMorganChase for the year ended December 31, 2025. The MD&A is included in both JPMorganChase's Annual Report for the year ended December 31, 2025 ("Annual Report") and its Annual Report on Form 10-K for the year ended December 31, 2025 ("2025 Form 10-K" or "Form 10-K") filed with the Securities and Exchange Commission ("SEC"). Refer to the Glossary of terms and acronyms on pages 320–327 for definitions of terms and acronyms used throughout the Annual Report and the 2025 Form 10-K.

This Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current beliefs and expectations of JPMorganChase's management, speak only as of the date of this Form 10-K and are subject to significant risks and uncertainties. Refer to Forward-looking Statements on page 160 and Part 1, Item 1A: Risk Factors in this Form 10-K on pages 9–31 for a discussion of certain of those risks and uncertainties and the factors that could cause JPMorganChase's actual results to differ materially because of those risks and uncertainties. There is no assurance that actual results will be in line with any outlook information set forth herein, and the Firm does not undertake to update any forward-looking statements.

INTRODUCTION

JPMorgan Chase & Co. (NYSE: JPM), a financial holding company incorporated under Delaware law in 1968, is a leading financial services firm based in the United States of America ("U.S."), with operations worldwide. JPMorganChase had $4.4 trillion in assets and $362.4 billion in stockholders' equity as of December 31, 2025. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing and asset management. Under the J.P. Morgan and Chase brands, the Firm serves millions of customers, predominantly in the U.S., and many of the world's most prominent corporate, institutional and government clients globally.

JPMorganChase's principal bank subsidiary is JPMorgan Chase Bank, National Association ("JPMorgan Chase Bank, N.A."), a national banking association with U.S. branches in 48 states and Washington, D.C. JPMorganChase's principal non-bank subsidiary is J.P. Morgan Securities LLC ("J.P. Morgan Securities"), a U.S. broker-dealer. The bank and non-bank subsidiaries of JPMorganChase operate nationally as well as through overseas branches and subsidiaries, representative offices and subsidiary foreign banks. The Firm's principal operating subsidiaries outside the U.S. are J.P. Morgan Securities plc and J.P. Morgan SE ("JPMSE"), which are subsidiaries of JPMorgan Chase Bank, N.A. and are based in the United Kingdom ("U.K.") and Germany, respectively.

For management reporting purposes, the Firm has three reportable business segments – Consumer & Community Banking ("CCB"), Commercial & Investment Bank ("CIB") and Asset & Wealth Management ("AWM") – with the remaining activities in Corporate. The Firm's consumer business segment is CCB, and the Firm's wholesale business segments are CIB and AWM. Refer to Business Segment & Corporate Results on pages 62–82 and Note 32 for a description of the Firm's reportable business segments and the products and services that they provide to their respective client bases, as well as a description of Corporate activities.

The Firm's website is www.jpmorganchase.com. JPMorganChase makes available on its website, free of charge, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after it electronically files or furnishes such material to the U.S. Securities and Exchange Commission (the "SEC") at www.sec.gov. JPMorganChase makes new and important information about the Firm available on its website at https://www.jpmorganchase.com, including on the Investor Relations section of its website at https://www.jpmorganchase.com/ir. Information on the Firm's website, including documents on the website that are referenced in this Form 10-K, is not incorporated by reference into this 2025 Form 10-K or the Firm's other filings with the SEC.

EXECUTIVE OVERVIEW

This executive overview of the MD&A highlights selected information and does not contain all of the information that is important to readers of the Firm's 2025 Form 10-K. For a complete description of the trends and uncertainties, as well as the risks and critical accounting estimates affecting the Firm, the 2025 Form 10-K should be read in its entirety.

Financial performance of JPMorganChase

Year ended December 31, (in millions, except per share data and ratios)	2025	2024	Change
Selected income statement data			
Noninterest revenue	**$87,004**	$84,973	2%
Net interest income	**95,443**	92,583	3
Total net revenue	**182,447**	177,556	3
Total noninterest expense	**95,640**	91,797	4
Pre-provision profit	**86,807**	85,759	1
Provision for credit losses	**14,212**	10,678	33
Net income	**57,048**	58,471	(2)
Diluted earnings per share	**20.02**	19.75	1
Selected ratios and metrics			
Return on common equity	**17 %**	18 %	
Return on tangible common equity	**20**	22	
Book value per share	**$ 126.99**	$ 116.07	9
Tangible book value per share	**107.56**	97.3	11
Capital ratios - Standardized[a][b]			
CET1 capital	**14.6 %**	15.7 %	
Tier 1 capital	**15.5**	16.8	
Total capital	**17.4**	18.5	
Memo:			
NII excluding Markets[c]	**$ 92,591**	$ 92,419	—
NIR excluding Markets[c]	**57,208**	58,167	(2)
Markets[d]	**35,782**	30,007	19
Total net revenue - managed basis	**$185,581**	$180,593	3%

(a) As of January 1, 2025, the benefit from the CECL capital transition provision had been fully phased out. For the year ended December 31, 2024, the ratios reflected the CECL capital transition provisions. Refer to Note 27 for additional information.

(b) As of December 31, 2025, the Advanced risk-based ratios became more binding on the Firm than the Standardized risk-based ratios. Refer to Capital Risk Management on pages 89–99 for additional information.

(c) NII and NIR refer to net interest income and noninterest revenue, respectively.

(d) Markets consists of CIB's Fixed Income Markets and Equity Markets businesses. The Firm assesses the performance of its Markets business on a total net revenue basis, as revenues in NII generally have offsets across other revenue lines, primarily Principal transactions revenue.

Apple Card transaction: On January 7, 2026, JPMorganChase announced that Chase will become the new issuer of Apple Card. The Firm entered into a forward purchase commitment on December 30, 2025 to acquire the Apple credit card portfolio, with an expected closing in approximately 24 months (the "Apple Card transaction").

Refer to CCB segment results on pages 65–68, Capital Risk Management on pages 89–99 and Notes 4, 13, 27 and 28 for additional information.

Comparisons noted in the sections below are for the full year of 2025 versus the full year of 2024, unless otherwise specified.

Firmwide overview

JPMorganChase reported net income of $57.0 billion for 2025, down 2%, earnings per share of $20.02, ROE of 17% and ROTCE of 20%.

- **Total net revenue** was $182.4 billion, up 3%, reflecting:
  - **Net interest income** ("NII") of $95.4 billion, up 3%, driven by higher Markets net interest income, higher revolving balances in Card Services, higher wholesale deposit balances, and the impact of investment securities activity. These factors were largely offset by deposit margin compression and the impact of lower rates. NII excluding Markets was $92.6 billion, flat when compared with the prior year.
  - **Noninterest revenue** ("NIR") was $87.0 billion, up 2%, reflecting higher Markets noninterest revenue, higher asset management fees in AWM and CCB, higher auto operating lease income, lower net investment securities losses in Treasury and CIO, higher Payments fees, higher investment banking fees, and a $588 million First Republic-related gain recorded in the first quarter of 2025. These increases were predominantly offset by the absence of the $7.9 billion net gain related to Visa shares recorded in the second quarter of 2024, as well as lower card income in the current year.

- **Noninterest expense** was $95.6 billion, up 4%, driven by higher compensation expense, including higher revenue-related compensation and growth in the number of employees. The increase in expense was also driven by higher brokerage expense and distribution fees, higher auto lease depreciation, and continued investments in technology and marketing, as well as higher occupancy expense. These factors were partially offset by FDIC special assessment accrual releases of $763 million compared with an increase of $725 million in the prior year, as well as the absence of a $1.0 billion contribution of Visa shares to the JPMorgan Chase Foundation recorded in the second quarter of 2024.

- The **provision for credit losses** was $14.2 billion. Net charge-offs were $9.8 billion, up $1.2 billion, predominantly driven by Wholesale and Card Services. The net addition to the allowance for credit losses was $4.4 billion and consisted of $3.3 billion in **consumer**, which included $2.2 billion related to the Apple Card transaction, and $1.1 billion in **wholesale**.

  In the prior year, the provision was $10.7 billion, net charge-offs were $8.6 billion and the net addition to the allowance for credit losses was $2.0 billion.

- The total **allowance for credit losses** was $31.2 billion at December 31, 2025. The Firm had an allowance for loan losses to retained loans coverage ratio of 1.83%, compared with 1.87% in the prior year.

Refer to Consolidated Results of Operations and Consolidated Balance Sheets Analysis on pages 51–54 and pages 55–57, respectively, for a further discussion of the Firm's results, including the provision for credit losses.

Pre-provision profit, ROTCE, TCE, TBVPS, NII and NIR excluding Markets, and total net revenue on a managed basis, are non-GAAP financial measures. Refer to Explanation and Reconciliation of the Firm's Use of Non-GAAP Financial Measures on pages 59–61 for a further discussion of each of these measures.

- The Firm's **nonperforming assets** totaled $10.4 billion at December 31, 2025, up 11%, driven by:

  – higher consumer nonaccrual loans, predominantly due to the impact of the wildfires in California in January 2025, as well as higher loans at fair value in CIB, and

  – higher wholesale nonaccrual loans, reflecting downgrades to exposures in certain industries, predominantly offset by net portfolio activity and upgrades.

Refer to Wholesale Credit Portfolio and Consumer Credit Portfolio on pages 118–128 and pages 112–117, respectively, for additional information.

- Firmwide **average loans** of $1.4 trillion were up 6%, predominantly driven by higher loans in CIB and AWM.

- Firmwide **average deposits** of $2.5 trillion were up 5%, reflecting:

  – net inflows related to client-driven activities in Payments and Securities Services, and

  – growth in both new accounts and balances in existing accounts in AWM,

  partially offset by

  – a decrease in CCB primarily driven by increased customer spending.

Refer to Liquidity Risk Management on pages 100–107 for additional information.

Selected capital and other metrics
- **CET1 capital** was $288.5 billion, and the Standardized and Advanced CET1 ratios were 14.6% and 14.1%, respectively.

- **SLR** was 5.8%.

- **TBVPS** grew 10.5%, ending 2025 at $107.56.

- As of December 31, 2025, the Firm had eligible end-of-period **High Quality Liquid Assets** ("HQLA") of approximately $915 billion and **unencumbered marketable securities** with a fair value of approximately $548 billion, resulting in approximately $1.5 trillion of liquidity sources.

Refer to Capital Risk Management and Liquidity Risk Management on pages 89–99 and pages 100–107, respectively, for additional information.

Business segment highlights

Selected business metrics for each of the Firm's lines of business ("LOB") are presented below for the full year of 2025.

CCB **ROE 32%**	• Average deposits down 1%; client investment assets up 17% • Average loans up 1%; Card Services net charge-off rate of 3.31% • Debit and credit card sales volume[a] up 7% • Active mobile customers[b] up 7%
CIB **ROE 18%**	• Investment Banking fees up 7%; #1 ranking for Global Investment Banking fees with 8.4% wallet share for the year • Markets revenue up 19%, with Fixed Income Markets up 12% and Equity Markets up 33% • Average Banking & Payments loans[c] flat; average client deposits[d] up 14%
AWM **ROE 40%**	• Assets under management ("AUM") of $4.8 trillion, up 18% • Average loans up 8%; average deposits up 4%

(a) Excludes Commercial Card.
(b) Users of all mobile platforms who have logged in within the past 90 days.
(c) On January 1, 2025, $5.6 billion of loans were realigned from Global Corporate Banking to Fixed Income Markets.
(d) Represents client deposits and other third-party liabilities pertaining to the Payments and Securities Services businesses.

Refer to the Business Segment & Corporate Results on pages 62–82 for a detailed discussion of results by business segment.

Credit provided and capital raised

JPMorganChase continues to support consumers, businesses and communities around the globe. The Firm provided new and renewed credit and raised capital for wholesale and consumer clients during 2025, consisting of approximately:

$3.3 trillion	**Total credit provided and capital raised (including loans and commitments)**
$280 billion	Credit for consumers
$33 billion	Credit for U.S. small businesses
$2.9 trillion	Credit and capital for corporations and non-U.S. government entities[a]
$76 billion	Credit and capital for nonprofit and U.S. government entities[b]

(a) Includes Individuals and Individual Entities primarily consisting of Global Private Bank clients within AWM.
(b) Includes states, municipalities, hospitals and universities.

Recent events

- On December 8, 2025, JPMorganChase announced that Todd A. Combs had resigned from the Firm's Board of Directors and would join the Firm as the head of the Strategic Investment Group within the Firm's Security and Resiliency Initiative.

Outlook

The statements set forth below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the beliefs and expectations of JPMorganChase's management, speak only as of the date on which they were made, and are subject to significant risks and uncertainties. Refer to Forward-Looking Statements on page 160 and Part I, Item 1A: Risk Factors on pages 9–31 of this Form 10-K for a further discussion of certain of those risks and uncertainties and the other factors that could cause JPMorganChase's actual results to differ materially because of those risks and uncertainties. There is no assurance that actual results in 2026 will be in line with the outlook information set forth below, and the Firm does not undertake to update any forward-looking statements.

JPMorganChase's outlook for full-year 2026 should be viewed against the backdrop of the global and U.S. economies, financial markets activity, the geopolitical environment, the competitive environment, client and customer activity levels, and regulatory and legislative developments in the U.S. and other countries where the Firm does business. Each of these factors will affect the performance of the Firm. The Firm will continue to make appropriate adjustments to its businesses and operations in response to ongoing developments in the business, economic, regulatory and legal environments in which it operates.

The Firm provided the following outlook information on January 13, 2026 in connection with announcing its results for the year and quarter ended December 31, 2025:

Full-year 2026

- Management expects net interest income to be approximately $103 billion and net interest income excluding Markets to be approximately $95 billion, market dependent.

- Management expects adjusted expense to be approximately $105 billion, market dependent.

- Management expects the net charge-off rate in Card Services to be approximately 3.4%.

Net interest income excluding Markets and adjusted expense are non-GAAP financial measures. Refer to Explanation and Reconciliation of the Firm's Use of Non-GAAP Financial Measures on pages 59–61.

CONSOLIDATED RESULTS OF OPERATIONS

This section provides a comparative discussion of JPMorganChase's Consolidated Results of Operations on a reported basis for the two-year period ended December 31, 2025, unless otherwise specified. Refer to Consolidated Results of Operations on pages 59-62 of the Firm's Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Form 10-K") for a discussion of the 2024 versus 2023 results. Factors that relate primarily to a single business segment or Corporate are discussed in more detail in the results of that segment or Corporate. Refer to pages 154–157 for a discussion of the Critical Accounting Estimates Used by the Firm that affect the Consolidated Results of Operations.

Revenue

Year ended December 31, (in millions)	2025	2024	2023
Investment banking fees	$ 9,615	$ 8,910	$ 6,519
Principal transactions	27,212	24,787	24,460
Lending- and deposit-related fees	9,093	7,606	7,413
Asset management fees	20,327	17,801	15,220
Commissions and other fees	8,539	7,530	6,836
Investment securities losses	(57)	(1,021)	(3,180)
Mortgage fees and related income	1,381	1,401	1,176
Card income	4,720	5,497	4,784
Other income[a]	6,174	12,462 [b] [c]	5,609 [d]
Noninterest revenue	87,004	84,973	68,837
Net interest income	95,443	92,583	89,267
Total net revenue	**$182,447**	**$177,556**	**$158,104**

(a) Included operating lease income of $3.8 billion, $2.8 billion and $2.8 billion for the years ended December 31, 2025, 2024 and 2023, respectively. Refer to Note 6 for additional information.

(b) Effective January 1, 2024, as a result of adopting updates to the Accounting for Investments in Tax Credit Structures guidance, the amortization of certain of the Firm's alternative energy tax-oriented investments that was previously recognized in other income is now recognized in income tax expense. Refer to Notes 1, 6, 14 and 25 for additional information.

(c) Included the net gain related to Visa shares of $7.9 billion recorded in the second quarter of 2024. Refer to Note 6 for additional information.

(d) Included the estimated bargain purchase gain of $2.8 billion for the year ended December 31, 2023 associated with the First Republic acquisition. Refer to Notes 6 and 34 for additional information.

2025 compared with 2024

Investment banking fees increased, reflecting in CIB:

- higher debt underwriting fees predominantly driven by non-investment grade loans and investment grade bonds,
- higher advisory fees benefiting from higher fees from deals in the Financial Institutions and Technology sectors, partially offset by lower fees from deals in the Media & Telecommunications sector, and
- higher equity underwriting fees primarily driven by higher revenue from IPOs.

Refer to CIB segment results on pages 69–75 and Note 6 for additional information.

Principal transactions revenue increased, reflecting in CIB:

- higher Fixed Income Markets revenue primarily driven by higher revenue in Rates and Commodities, largely offset by lower revenue in Securitized Products, Fixed Income Financing and Currencies & Emerging Markets, and
- higher Equity Markets revenue, particularly in Equity Derivatives.

The increase in CIB was partially offset by lower revenue in Treasury and CIO.

Principal transactions revenue in CIB generally has offsets across other revenue lines, including net interest income. The Firm assesses the performance of its Markets business on a total net revenue basis.

Refer to CIB segment and Corporate results on pages 69–75 and pages 80–82, respectively, and Note 6 for additional information.

Lending- and deposit-related fees increased, reflecting:

- in CIB, a reduction in client credits applied to deposit-related fees, as well as higher cash management fees in Payments as a result of higher volume, and
- in CCB, higher deposit-related fees as a result of higher transaction volume and new accounts.

Refer to CCB and CIB segment results on pages 65–68 and pages 69–75, respectively, and Note 6 for additional information.

Asset management fees increased driven by higher average market levels in AWM and CCB, as well as net inflows in AWM and, to a lesser extent, in CCB. Refer to CCB and AWM segment results on pages 65–68 and pages 76–79, respectively, and Note 6 for additional information.

Commissions and other fees increased in CIB and AWM, predominantly due to higher brokerage commissions on higher volume and, to a lesser extent, higher custody fees as a result of higher client activity and market levels. Refer to CIB and AWM segment results on pages 69–75 and pages 76–79, respectively, and Note 6 for additional information.

Investment securities losses decreased, reflecting lower losses on sales of securities associated with repositioning the investment securities portfolio in Treasury and CIO. The prior year net loss was primarily related to sales of U.S. GSE and government agency MBS and U.S. Treasuries. Refer to Corporate results on pages 80–82 and Note 10 for additional information.

Mortgage fees and related income: refer to Notes 6 and 15 for additional information.

Card income decreased driven by the net impact of:

- lower income in CCB, reflecting lower net interchange income, as well as an increase in amortization related to new account origination costs, partially offset by higher annual fees. Net interchange income decreased as the impact of increased debit and credit card sales volume was more than offset by higher rewards costs and partner payments, and
- higher card revenue in CIB Payments as a result of higher volume.

Refer to CCB and CIB segment results on pages 65–68 and pages 69–75, respectively, and Note 6 for additional information.

Other income decreased, reflecting:

- the absence in Corporate of the $7.9 billion net gain related to Visa shares recorded in the second quarter of 2024,

partially offset by

- higher auto operating lease income in CCB due to growth in volume,
- the $588 million First Republic-related gain recorded in the first quarter of 2025 in Corporate, and
- lower losses related to certain equity investments in CIB.

Refer to CCB and CIB segment and Corporate results on pages 65–68, pages 69–75 and pages 80–82, respectively, for additional information; Note 6 for additional information on Visa shares; and Notes 6 and 34 for additional information on the First Republic acquisition.

Net interest income increased driven by higher Markets net interest income, higher revolving balances in Card Services, higher wholesale deposit balances, and the impact of investment securities activity. These factors were largely offset by deposit margin compression and the impact of lower rates.

The Firm's average interest-earning assets were $3.8 trillion, up $297 billion, and the yield was 5.05%, down 45 bps. The net yield on these assets, on an FTE basis, was 2.50%, a decrease of 13 bps. The net yield excluding Markets was 3.75%, a decrease of 9 bps, when compared to the prior year.

Refer to the Consolidated average balance sheets, interest and rates schedule on pages 315–319 for additional information. Net yield excluding Markets is a non-GAAP financial measure. Refer to Explanation and Reconciliation of the Firm's Use of Non-GAAP Financial Measures on pages 59–61 for an additional discussion of net yield excluding Markets.

Provision for credit losses

Year ended December 31, (in millions)	2025	2024	2023
Consumer, excluding credit card	$ 693	$ 631	$ 935
Credit card	10,829	9,292	6,048
Total consumer	**11,522**	9,923	6,983
Wholesale	**2,718**	731	2,299
Investment securities	**(28)**	24	38
Total provision for credit losses	**$ 14,212**	$ 10,678	$ 9,320

2025 compared with 2024

The **provision for credit losses** was $14.2 billion. Net charge-offs were $9.8 billion and the net addition to the allowance for credit losses was $4.4 billion.

The provision for credit losses included:

- $11.5 billion in **consumer**, consisting of net charge-offs of $8.3 billion, predominantly driven by Card Services, reflecting loan growth, and a net addition to the allowance for credit losses of $3.3 billion which was driven by $2.2 billion related to the Apple Card transaction, loan growth in Card Services and the impact of changes in the Firm's weighted-average macroeconomic outlook, partially offset by reduced borrower uncertainty, and

- $2.7 billion in **wholesale**, driven by net increases in the loan and lending-related commitment portfolios, net changes in credit quality of client-specific exposures, an update to loss assumptions on certain leveraged loans, and estimated losses related to borrower fraud in certain secured lending facilities, partially offset by the impact of changes in the Firm's weighted-average macroeconomic outlook. Net charge-offs were $1.6 billion and the net addition to the allowance for credit losses was $1.1 billion.

In the prior year, the provision was $10.7 billion, net charge-offs were $8.6 billion and the net addition to the allowance for credit losses was $2.0 billion.

Refer to CCB, CIB and AWM segment and Corporate results on pages 65–68, pages 69–75, pages 76–79, and pages 80–82, respectively; Allowance for Credit Losses on pages 129–131; Critical Accounting Estimates Used by the Firm on pages 154–157; and Notes 12 and 13 for additional information on the credit portfolio and the allowance for credit losses.

Noninterest expense

Year ended December 31, (in millions)	2025	2024	2023
Compensation expense	**$54,487**	$ 51,357	$46,465
Noncompensation expense:			
Occupancy	**5,461**	5,026	4,590
Technology, communications and equipment[a]	**11,029**	9,831	9,246
Professional and outside services	**12,356**	11,057	10,235
Marketing	**5,531**	4,974	4,591
Other expense	**6,776**	9,552 [c]	12,045
Total noncompensation expense	**41,153**	40,440	40,707
Total noninterest expense	**$95,640**	$ 91,797	$ 87,172
Certain components of other expense[b]			
Legal expense	**$ 361**	$ 740	$ 1,436
FDIC-related expense	**531**	1,893	4,203
Operating losses	**1,292**	1,417	1,228

(a) Includes depreciation expense associated with auto operating lease assets. Refer to Note 18 for additional information.
(b) Refer to Note 6 for additional information.
(c) Included a $1.0 billion contribution of Visa shares to the JPMorgan Chase Foundation recorded in the second quarter of 2024. Refer to Note 6 for additional information.

2025 compared with 2024

Compensation expense increased driven by:

- growth in the number of employees, primarily front office employees, and
- higher revenue-related compensation, predominantly in CIB and AWM.

Noncompensation expense increased, primarily reflecting:

- higher brokerage expense in CIB and higher distribution fees in AWM,
- higher depreciation expense on higher auto operating lease assets in CCB,
- higher investments in technology across the LOBs and Corporate and in marketing in CCB, and
- higher occupancy expense, reflecting net additions and improvements to the Firm's properties, including its new headquarters, bank branches and other corporate offices,

partially offset by

- lower FDIC-related expense driven by releases of FDIC special assessment accruals of $763 million in Corporate, compared with an accrual increase of $725 million in the first quarter of the prior year, and

- the absence in Corporate of the following items recorded in the prior year
  - a $1.0 billion contribution of Visa shares to the JPMorgan Chase Foundation, and
  - restructuring and integration costs associated with First Republic.

Refer to Note 6 for additional information on FDIC-related expense and Visa shares, and Note 34 for additional information on the First Republic acquisition.

Income tax expense

Year ended December 31, (in millions, except rate)	2025	2024	2023
Income before income tax expense	**$ 72,595**	$75,081	$ 61,612
Income tax expense	**15,547**	16,610 [a]	12,060
Effective tax rate	**21.4 %**	22.1 %	19.6 %

(a) Effective January 1, 2024, as a result of adopting updates to the Accounting for Investments in Tax Credit Structures guidance, the amortization of certain of the Firm's alternative energy tax-oriented investments is now recognized in income tax expense. Refer to Notes 1, 6, 14 and 25 for additional information.

2025 compared with 2024

The **effective tax rate** decreased driven by:

- a $774 million income tax benefit in Corporate recorded in the second quarter of 2025, driven by the resolution of certain tax audits and the impact of tax regulations related to foreign currency translation gains and losses finalized in 2024 and effective for 2025, and
- higher tax benefits related to the vesting of employee share-based awards,

partially offset by

- other changes in the level and mix of income and expenses subject to U.S. federal, state and local taxes, and
- lower benefits associated with other tax audits.

Refer to Note 25 for additional information.

Consolidated balance sheets analysis

The following is a discussion of the significant changes between December 31, 2025 and 2024. Refer to pages 154–157 for a discussion of the Critical Accounting Estimates Used by the Firm that affect the Consolidated Balance Sheets.

Selected Consolidated balance sheets data

December 31, (in millions)	2025	2024	Change
Assets			
Cash and due from banks	$ 21,742	$ 23,372	(7)%
Deposits with banks	321,596	445,945	(28)
Federal funds sold and securities purchased under resale agreements	336,426	295,001	14
Securities borrowed	286,191	219,546	30
Trading assets	802,873	637,784	26
Available-for-sale securities	507,198	406,852	25
Held-to-maturity securities	270,134	274,468	(2)
Investment securities, net of allowance for credit losses	777,332	681,320	14
Loans	1,493,429	1,347,988	11
Allowance for loan losses	(25,765)	(24,345)	6
Loans, net of allowance for loan losses	1,467,664	1,323,643	11
Accrued interest and accounts receivable	111,599	101,223	10
Premises and equipment	36,244	32,223	12
Goodwill, MSRs and other intangible assets	64,458	64,560	—
Other assets	198,775	178,197	12
Total assets	$ 4,424,900	$ 4,002,814	11 %

Cash and due from banks and deposits with banks decreased driven by Markets activities in CIB, higher investment securities, higher loans and cash deployment in Treasury and CIO, largely offset by the impact of higher deposits and higher long-term debt.

Federal funds sold and securities purchased under resale agreements increased driven by Markets, reflecting the impact of lower levels of netting, higher collateral requirements and higher demand for securities to cover short positions.

Securities borrowed increased driven by Markets, reflecting higher client-driven activities and higher demand for securities to cover short positions.

Refer to Note 11 for additional information on securities purchased under resale agreements and securities borrowed.

Trading assets increased predominantly driven by Markets, due to higher levels of debt instruments, partially offset by lower levels of equity instruments, both related to client-driven market-making activities. Refer to Notes 2 and 5 for additional information.

Investment securities increased. Excluding a non-cash transfer in the third quarter of 2025 of $44.1 billion of securities from available-for-sale ("AFS") to held-to-maturity ("HTM") for asset-liability management purposes,

- AFS securities increased driven by net purchases, predominantly U.S. Treasuries and non-U.S. government debt securities, partially offset by maturities and paydowns; and
- HTM securities decreased driven by maturities and paydowns.

Refer to Corporate results on pages 80–82, Investment Portfolio Risk Management on page 132, and Notes 2 and 10 for additional information.

Loans increased, reflecting:

- higher wholesale loans, predominantly in Markets associated with higher client demand,
- higher securities-based lending in AWM due to higher client demand, and
- higher outstanding balances in Card Services driven by growth in new accounts and higher revolving balances,

partially offset by

- a decline in Home Lending as loan sales and paydowns outpaced originations.

The **allowance for loan losses** increased, reflecting a net addition to the allowance for loan losses of $1.4 billion, and consisted of:

- $1.1 billion in **consumer**, driven by loan growth in Card Services and the impact of changes in the Firm's weighted-average macroeconomic outlook, partially offset by reduced borrower uncertainty, and
- $350 million in **wholesale**, driven by a net increase in the loan portfolio, an update to loss assumptions on certain leveraged loans, and net changes in credit quality of client-specific exposures, partially offset by a reduction due to the impact of charge-offs and changes in the Firm's weighted-average macroeconomic outlook.

There was also a $3.0 billion net addition to the allowance for lending-related commitments recognized in other liabilities on the Consolidated balance sheets. The net addition was predominantly driven by $2.2 billion related to the Apple Card transaction and the impact of new lending-related commitments.

Refer to Consolidated Results of Operations and Credit and Investment Risk Management on pages 51–54 and pages 109–132, respectively, Critical Accounting Estimates Used by the Firm on pages 154–157, and Notes 2, 3, 12 and 13 for additional information on loans and the total allowance for credit losses.

Accrued interest and accounts receivable increased predominantly due to higher client-driven activities in Markets.

Premises and equipment increased, reflecting the impact of net additions and improvements to the Firm's properties, including its new headquarters, bank branches and other corporate offices. Refer to Notes 16 and 18 for additional information.

Goodwill, MSRs and other intangibles: Refer to Note 15 for additional information.

Other assets increased predominantly due to higher cash collateral placed with counterparties in Markets, and higher auto operating lease assets in CCB.

Selected Consolidated balance sheets data (continued)

December 31, (in millions)	2025	2024	Change
Liabilities			
Deposits	$ 2,559,320	$ 2,406,032	6 %
Federal funds purchased and securities loaned or sold under repurchase agreements	442,396	296,835	49
Short-term borrowings	64,776	52,893	22
Trading liabilities	216,019	192,883	12
Accounts payable and other liabilities	316,794	280,672	13
Beneficial interests issued by consolidated variable interest entities ("VIEs")	27,951	27,323	2
Long-term debt	435,206	401,418	8
Total liabilities	4,062,462	3,658,056	11
Stockholders' equity	362,438	344,758	5
Total liabilities and stockholders' equity	$ 4,424,900	$ 4,002,814	11 %

Deposits increased, reflecting:
- an increase in CIB due to net inflows related to client-driven activities in Payments and Securities Services,
- an increase in CCB primarily driven by new accounts, predominantly offset by increased customer spending, and
- an increase in AWM primarily driven by growth in both new accounts and balances in existing accounts, including the impact of higher-yielding product offerings, largely offset by migration into other investment products.

Federal funds purchased and securities loaned or sold under repurchase agreements increased driven by Markets, primarily reflecting higher secured financing of trading assets.

Short-term borrowings increased driven by higher financing requirements in Markets.

Refer to Liquidity Risk Management on pages 100–107 for additional information on deposits, federal funds purchased and securities loaned or sold under repurchase agreements, and short-term borrowings; Notes 2 and 17 for deposits; and Note 11 for federal funds purchased and securities loaned or sold under repurchase agreements.

Trading liabilities increased due to client-driven market-making activities, which resulted in higher levels of short positions, as well as higher derivative payables, primarily as a result of market movements. Refer to Notes 2 and 5 for additional information.

Accounts payable and other liabilities increased predominantly due to higher brokerage payables related to client-driven activities in Markets. Refer to Note 19 for additional information on accounts payable.

Beneficial interests issued by consolidated VIEs: Refer to Liquidity Risk Management on pages 100–107; and Notes 14 and 28 for additional information related to Firm-sponsored VIEs and loan securitization trusts.

Long-term debt increased driven by net issuances of structured notes in Markets due to client demand and an increase in the fair value of such instruments, as well as net issuances of long-term debt in Treasury and CIO, partially offset by a net reduction in Federal Home Loan Bank ("FHLB") advances. Refer to Liquidity Risk Management on pages 100–107 for additional information.

Stockholders' equity increased, reflecting:

- net income, and
- net unrealized gains in AOCI in Treasury and CIO, driven by the impact of lower interest rates on AFS securities and cash flow hedges, and spreads tightening on AFS securities,

largely offset by

- the impact of capital actions, including net repurchases of common shares and dividend payments on common and preferred stock.

Refer to Consolidated Statements of changes in stockholders' equity on page 168, Capital Actions on page 97, and Note 24 for additional information.

Consolidated cash flows analysis

The following is a discussion of cash flow activities during the years ended December 31, 2025 and 2024. Refer to Consolidated cash flows analysis on page 66 of the Firm's 2024 Form 10-K for a discussion of the 2023 activities.

(in millions)	Year ended December 31,		
	2025	2024	2023
Net cash provided by/ (used in)			
Operating activities	**$ (147,782)**	$ (42,012)	$ 12,974
Investing activities	**(265,565)**	(163,403)	67,643
Financing activities	**269,533**	63,447	(25,571)
Effect of exchange rate changes on cash	**17,835**	(12,866)	1,871
Net increase/(decrease) in cash and due from banks and deposits with banks	**$ (125,979)**	$(154,834)	$ 56,917

Operating activities

JPMorganChase's operating assets and liabilities primarily support the Firm's lending and capital markets activities. These assets and liabilities can vary significantly in the normal course of business due to the amount and timing of cash flows, which are affected by client-driven and risk management activities and market conditions. The Firm believes that cash flows from operations, available cash and other liquidity sources, and its capacity to generate cash through secured and unsecured sources, are sufficient to meet its operating liquidity needs.

- In 2025, cash used resulted from higher trading assets, higher securities borrowed, net originations and purchases of loans held-for-sale, higher other assets and higher accrued interest and accounts receivable, partially offset by net income excluding non-cash adjustments, and higher trading liabilities.

- In 2024, cash used resulted from higher trading assets and higher securities borrowed, largely offset by net income excluding non-cash adjustments.

Investing activities

The Firm's investing activities predominantly include originating held-for-investment loans, and investing in the investment securities portfolio and other short-term instruments.

- In 2025, cash used resulted from net loan originations, net purchases of investment securities and higher securities purchased under resale agreements.

- In 2024, cash used resulted from net purchases of investment securities, net loan originations and higher securities purchased under resale agreements, partially offset by proceeds from sales and securitizations of loans held-for-investment.

Financing activities

The Firm's financing activities include acquiring customer deposits and issuing long-term debt and preferred stock.

- In 2025, cash provided primarily reflected higher deposits, higher securities loaned or sold under repurchase agreements and net proceeds from long- and short-term borrowings,

- In 2024, cash provided primarily reflected higher securities loaned or sold under repurchase agreements and net proceeds from long- and short-term borrowings, partially offset by net redemption of preferred stock.

- For both periods, cash was used for repurchases of common stock and cash dividends on common and preferred stock.

* * *

Refer to Consolidated Balance Sheets Analysis on pages 55–57, Capital Risk Management on pages 89–99, and Liquidity Risk Management on pages 100–107, and the Consolidated Statements of Cash Flows on page 169 for a further discussion of the activities affecting the Firm's cash flows.

Non-GAAP financial measures

The Firm prepares its Consolidated Financial Statements in accordance with U.S. GAAP; these financial statements appear on pages 165–169. That presentation, which is referred to as "reported" basis, provides the reader with an understanding of the Firm's results that can be tracked consistently from year-to-year and enables a comparison of the Firm's performance with the U.S. GAAP financial statements of other companies.

In addition to analyzing the Firm's results on a reported basis, management reviews Firmwide results, including the overhead ratio, on a "managed" basis; these Firmwide managed basis results are non-GAAP financial measures. The Firm also reviews the results of the lines of business on a managed basis. The Firm's definition of managed basis starts, in each case, with the reported U.S. GAAP results and includes certain reclassifications to present total net revenue for the Firm as a whole, and for each of the reportable business segments and Corporate, on an FTE basis. Accordingly, revenue from investments that receive tax credits and tax-exempt securities is presented in the managed results on a basis comparable to taxable investments and securities. These financial measures allow management to assess the comparability of revenue from year-to-year arising from both taxable and tax-exempt sources. The corresponding income tax impact related to tax-exempt items is recorded within income tax expense. These adjustments have no impact on net income as reported by the Firm as a whole or by each of the lines of business and Corporate.

Management also uses certain non-GAAP financial measures at the Firm and business-segment levels because these other non-GAAP financial measures provide information to investors about the underlying operational performance and trends of the Firm or of the particular business segment, as the case may be, and therefore facilitate a comparison of the Firm or the business segment with the performance of its relevant competitors. Refer to Business Segment & Corporate Results on pages 62–82 for additional information on these non-GAAP measures. Non-GAAP financial measures used by the Firm may not be comparable to similarly named non-GAAP financial measures used by other companies.

The following summary table provides a reconciliation from the Firm's reported U.S. GAAP results to managed basis.

Year ended December 31, (in millions, except ratios)	2025			2024			2023		
	Reported	Fully taxable-equivalent adjustments[a]	Managed basis	Reported	Fully taxable-equivalent adjustments[a]	Managed basis	Reported	Fully taxable-equivalent adjustments[a]	Managed basis
Other income	$ 6,174	$ 2,709	$8,883	$ 12,462 [b]	$ 2,560 [b]	$15,022	$5,609	$ 3,782	$ 9,391
Total noninterest revenue	87,004	2,709	89,713	84,973	2,560	87,533	68,837	3,782	72,619
Net interest income	95,443	425	95,868	92,583	477	93,060	89,267	480	89,747
Total net revenue	182,447	3,134	185,581	177,556	3,037	180,593	158,104	4,262	162,366
Total noninterest expense	95,640	NA	95,640	91,797	NA	91,797	87,172	NA	87,172
Pre-provision profit	86,807	3,134	89,941	85,759	3,037	88,796	70,932	4,262	75,194
Provision for credit losses	14,212	NA	14,212	10,678	NA	10,678	9,320	NA	9,320
Income before income tax expense	72,595	3,134	75,729	75,081	3,037	78,118	61,612	4,262	65,874
Income tax expense	15,547	3,134	18,681	16,610 [b]	3,037 [b]	19,647	12,060	4,262	16,322
Net income	$57,048	NA	$57,048	$ 58,471	NA	$58,471	$49,552	NA	$49,552
Overhead ratio	52 %	NM	52 %	52 %	NM	51 %	55 %	NM	54 %

(a) For other income, recognized in CIB, and for net interest income, predominantly recognized in CIB and Corporate.
(b) Effective January 1, 2024, the Firm adopted updates to the Accounting for Investments in Tax Credit Structures guidance, under the modified retrospective method. Refer to Notes 1, 6, 14 and 25 for additional information.

Net interest income, net yield, and noninterest revenue excluding Markets

In addition to reviewing net interest income, net yield, and noninterest revenue on a managed basis, management also reviews these metrics excluding Markets, as shown below. Markets consists of CIB's Fixed Income Markets and Equity Markets. These metrics, which exclude Markets, are non-GAAP financial measures. Management reviews these metrics to assess the performance of the Firm's lending, investing (including asset-liability management) and deposit-raising activities, apart from any volatility associated with Markets activities. In addition, management also assesses Markets business performance on a total revenue basis as offsets may occur across revenue lines. Management believes that these measures provide investors and analysts with alternative measures to analyze the revenue trends of the Firm.

Year ended December 31, (in millions, except rates)	2025	2024	2023
Net interest income – reported[a]	**$ 95,443**	$ 92,583	$ 89,267
Fully taxable-equivalent adjustments	**425**	477	480
Net interest income – managed basis	**$ 95,868**	$ 93,060	$ 89,747
Less: Markets net interest income[b]	**3,277**	641	(294)
Net interest income excluding Markets	**$ 92,591**	$ 92,419	$ 90,041
Average interest-earning assets[a]	**$3,834,359**	$3,537,567	$3,325,708
Less: Average Markets interest-earning assets[b]	**1,363,174**	1,128,153	985,777
Average interest-earning assets excluding Markets	**$2,471,185**	$2,409,414	$2,339,931
Net yield on average interest-earning assets – managed basis	**2.50 %**	2.63 %	2.70 %
Net yield on average Markets interest-earning assets[b]	**0.24**	0.06	(0.03)
Net yield on average interest-earning assets excluding Markets	**3.75 %**	3.84 %	3.85 %
Noninterest revenue – reported	**$ 87,004**	$ 84,973 [c]	$ 68,837
Fully taxable-equivalent adjustments	**2,709**	2,560 [c]	3,782
Noninterest revenue – managed basis	**$ 89,713**	$ 87,533	$ 72,619
Less: Markets noninterest revenue[b]	**32,505**	29,366	28,258
Noninterest revenue excluding Markets	**$ 57,208**	$ 58,167	$ 44,361
Memo: Total Markets net revenue[b]	**$ 35,782**	$ 30,007	$ 27,964

(a) Includes the effect of derivatives that qualify for hedge accounting. Taxable-equivalent amounts are used where applicable. Refer to Note 5 for additional information on hedge accounting.
(b) Refer to pages 73-74 for further information on Markets.
(c) Effective January 1, 2024, the Firm adopted updates to the Accounting for Investment in Tax Credit Stricture guidance, under the modified retrospective method. Refer to Notes 1, 6, 14 and 25 for additional information.

Calculation of certain U.S. GAAP and non-GAAP financial measures

Certain U.S. GAAP and non-GAAP financial measures are calculated as follows:

Book value per share ("BVPS")
Common stockholders' equity at period-end / Common shares at period-end

Overhead ratio
Total noninterest expense / Total net revenue

ROA
Reported net income / Total average assets

ROE
Net income* / Average common stockholders' equity

ROTCE
Net income* / Average tangible common equity

TBVPS
Tangible common equity at period-end / Common shares at period-end

* Represents net income applicable to common equity

In addition, the Firm reviews other non-GAAP measures such as:

- Adjusted expense, which represents noninterest expense excluding Firmwide legal expense, and
- Pre-provision profit, which represents total net revenue less total noninterest expense.

Management believes that these measures help investors to understand the effect of these items on reported results and provide an alternative presentation of the Firm's performance.

TCE, ROTCE and TBVPS

TCE, ROTCE and TBVPS are each non-GAAP financial measures. TCE represents the Firm's common stockholders' equity (i.e., total stockholders' equity less preferred stock) less goodwill and identifiable intangible assets (other than MSRs), net of related deferred tax liabilities. ROTCE measures the Firm's net income applicable to common equity as a percentage of average TCE. TBVPS represents the Firm's TCE at period-end divided by common shares at period-end. TCE, ROTCE and TBVPS are utilized by the Firm, as well as investors and analysts, in assessing the Firm's use of equity.

The following summary table provides a reconciliation from the Firm's common stockholders' equity to TCE.

| | Period-end | | Average | | |
| | | | Year ended December 31, | | |
(in millions, except per share and ratio data)	Dec 31, 2025	Dec 31, 2024	2025	2024	2023
Common stockholders' equity	$ 342,393	$ 324,708	$ 332,754	$ 312,370	$ 282,056
Less: Goodwill	52,731	52,565	52,677	52,627	52,258
Less: Other intangible assets	2,560	2,874	2,706	3,042	2,572
Add: Certain deferred tax liabilities[a]	2,916	2,943	2,921	2,970	2,883
Tangible common equity	$ 290,018	$ 272,212	$ 280,292	$ 259,671	$ 230,109
Return on tangible common equity	NA	NA	20 %	22 %	21 %
Tangible book value per share	$ 107.56	$ 97.30	NA	NA	NA

(a) Represents deferred tax liabilities related to tax-deductible goodwill and to identifiable intangibles created in nontaxable transactions, which are netted against goodwill and other intangibles when calculating TCE.

BUSINESS SEGMENT & CORPORATE RESULTS

The Firm is managed on an LOB basis. The Firm has three reportable business segments – Consumer & Community Banking, Commercial & Investment Bank, and Asset & Wealth Management – with the remaining activities in Corporate.

The business segments are determined based on the products and services provided, or the type of customers and clients served, and they reflect the manner in which financial information is evaluated by the Firm's Operating Committee, whose members act collectively as the Firm's chief operating decision maker. Segment results are presented on a managed basis. Refer to Explanation and Reconciliation of the Firm's Use of Non-GAAP Financial Measures, on pages 59–61 for a definition of managed basis.

The following table depicts the Firm's reportable business segments.

JPMorganChase				
Consumer Business Segment			**Wholesale Business Segments**	
Consumer & Community Banking			**Commercial & Investment Bank**	**Asset & Wealth Management**
Banking & Wealth Management	Home Lending	Card Services & Auto	Banking & Payments / Markets & Securities Services	• Asset Management • Global Private Bank
• Consumer Banking • Business Banking • J.P. Morgan Wealth Management	• Home Lending Production • Home Lending Servicing • Real Estate Portfolios	• Card Services • Auto	• Investment Banking • Payments • Lending • Other / • Fixed Income Markets • Equity Markets • Securities Services • Credit Adjustments & Other	

Description of business segment reporting methodology

Results of the reportable business segments are intended to present each segment as if it were a stand-alone business. The management reporting process that derives business segment results includes the allocation of certain income and expense items. The Firm periodically assesses the assumptions, methodologies and reporting classifications used for segment reporting, and therefore further refinements may be implemented in future periods. The Firm also assesses the level of capital required for each LOB on at least an annual basis. The Firm's LOBs also provide various business metrics which are utilized by the Firm and its investors and analysts in assessing performance.

Revenue sharing

When business segments or businesses within each segment join efforts to sell products and services to the Firm's clients and customers, the participating businesses may agree to share revenue from those transactions. Revenue is generally recognized in the segment responsible for the related product or service, with allocations to the other segments or businesses involved in the transaction. The segment and business results reflect these revenue-sharing agreements.

Expense allocation

Where business segments use services provided by Corporate support units, or another business segment, the costs of those services are allocated to the respective business segments. The expense is generally allocated based on the actual cost and use of services provided. In contrast, certain costs and investments related to Corporate that are not currently utilized by any LOB are not allocated to the business segments and are retained in Corporate. Expense retained in Corporate generally includes costs that would not be incurred if the segments were stand-alone businesses, and other items not solely aligned with a particular reportable business segment.

Funds transfer pricing
Funds transfer pricing ("FTP") is the process by which the Firm allocates interest income and expense to the LOBs and Other Corporate and transfers the primary interest rate risk and liquidity risk to Treasury and CIO.

The funds transfer pricing process considers the interest rate and liquidity risk characteristics of assets and liabilities and off-balance sheet products. Periodically, the methodology and assumptions utilized in the FTP process are adjusted to reflect economic conditions and other factors, which may impact the allocation of net interest income to the segments. Effective in the fourth quarter of 2024, the Firm updated its FTP with respect to consumer deposits, which resulted in an increase in the funding benefit reflected within CCB's net interest income that is fully offset in Corporate, with no effect on the Firm's net interest income.

As a result of lower average interest rates in the current year, the cost of funding for assets and the funding benefit earned for liabilities generally decreased compared with the prior year. During the period ended December 31, 2025, this resulted in a lower cost of funds for loans and Markets activities. In addition, the FTP benefit for deposits generally decreased more than the decrease in rates paid to deposit holders during the year, resulting in an overall deposit margin compression.

Foreign exchange risk
Foreign exchange risk is transferred from the LOBs and Other Corporate to Treasury and CIO for certain revenues and expenses. Treasury and CIO manages these risks centrally and reports the impact of foreign exchange rate movements related to the transferred risk in its results. Refer to Market Risk Management on page 142 for additional information.

Debt expense and preferred stock dividend allocation
As part of the FTP process, almost all of the cost of the credit spread component of outstanding unsecured long-term debt and preferred stock dividends is allocated to the reportable business segments, while the balance of the cost is retained in Corporate. The methodology to allocate the cost of unsecured long-term debt and preferred stock dividends to the business segments is aligned with the relevant regulatory capital requirements and funding needs of the LOBs, as applicable. The allocated cost of unsecured long-term debt is included in a business segment's net interest income, and net income is reduced by preferred stock dividends, to arrive at a business segment's net income applicable to common equity. Refer to Capital Risk Management on pages 89–99 for additional information.

Capital allocation
The amount of capital assigned to each LOB and Corporate is referred to as equity. The Firm's current equity allocation methodology incorporates Basel III Standardized risk-weighted assets ("RWA") and the global systemically important banks ("GSIB") surcharge, both under rules currently in effect, as well as a simulation of capital depletion in a severe stress environment. At least annually, the assumptions, judgments and methodologies used to allocate capital are reassessed and, as a result, the capital allocated to the LOBs and Corporate may change. Refer to Line of business and Corporate equity on page 96 for additional information on capital allocation.

Segment & Corporate Results – Managed Basis

The following tables summarize the Firm's results by business segments and Corporate for the periods indicated.

Year ended December 31, (in millions, except ratios)	Consumer & Community Banking			Commercial & Investment Bank			Asset & Wealth Management		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Total net revenue	**$76,029**	$ 71,507	$ 70,148	**$78,454**	$ 70,114	$ 64,353	**$24,073**	$ 21,578	$ 19,827
Total noninterest expense	**40,267**	38,036	34,819	**38,216**	35,353	33,972	**15,332**	14,414	12,780
Pre-provision profit	**35,762**	33,471	35,329	**40,238**	34,761	30,381	**8,741**	7,164	7,047
Provision for credit losses	**11,493** (a)	9,974	6,899	**2,615**	762	2,091	**97**	(68)	159
Net income	**18,245**	17,603	21,232	**27,761**	24,846	20,272	**6,522**	5,421	5,227
Return on equity ("ROE")	**32 %**	32 %	38 %	**18 %**	18 %	14 %	**40 %**	34 %	31 %

Year ended December 31, (in millions, except ratios)	Corporate			Total		
	2025	2024	2023	**2025**	2024	2023
Total net revenue	**$ 7,025**	$ 17,394 (b)	$ 8,038	**$185,581**	$180,593 (b)	$162,366
Total noninterest expense	**1,825**	3,994 (c)	5,601	**95,640**	91,797 (c)	87,172
Pre-provision profit	**5,200**	13,400	2,437	**89,941**	88,796	75,194
Provision for credit losses	**7**	10	171	**14,212**	10,678	9,320
Net income	**4,520**	10,601	2,821	**57,048**	58,471	49,552
Return on equity ("ROE")	**NM**	NM	NM	**17 %**	18 %	17 %

(a) Includes a provision for lending-related commitments of $2.2 billion related to the Apple Card transaction.
(b) Included the net gain related to Visa shares of $7.9 billion recorded in the second quarter of 2024. Refer to Note 6 for additional information.
(c) Included a $1.0 billion contribution of Visa shares to the JPMorgan Chase Foundation recorded in the second quarter of 2024. Refer to Note 6 for additional information.

Refer to Note 32 for further details on total net revenue and total noninterest expense.

The following sections provide a comparative discussion of the Firm's results by business segments and Corporate as of or for the years ended December 31, 2025 and 2024, unless otherwise specified.

CONSUMER & COMMUNITY BANKING

Consumer & Community Banking offers products and services to consumers and small businesses through bank branches, ATMs, digital (including mobile and online) and telephone banking. CCB is organized into Banking & Wealth Management (including Consumer Banking, Business Banking and J.P. Morgan Wealth Management), Home Lending (including Home Lending Production, Home Lending Servicing and Real Estate Portfolios) and Card Services & Auto. Banking & Wealth Management offers deposit, investment and lending products, cash management, payments and services. Home Lending includes mortgage origination and servicing activities, as well as portfolios consisting of residential mortgages and home equity loans. Card Services issues credit cards and offers payment solutions, travel services, merchant offers and lifestyle benefits. Auto originates and services auto loans and leases.

Selected income statement data

Year ended December 31, (in millions, except ratios)	2025	2024	2023
Revenue			
Lending- and deposit-related fees	$ 3,669	$ 3,387	$ 3,356
Asset management fees	4,669	4,014	3,282
Mortgage fees and related income	1,326	1,378	1,175
Card income	2,230	3,139	2,532
All other income[a]	5,901	4,731	4,773
Noninterest revenue	17,795	16,649	15,118
Net interest income	58,234	54,858	55,030
Total net revenue	76,029	71,507	70,148
Provision for credit losses	11,493 [d]	9,974	6,899
Noninterest expense			
Compensation expense	17,669	17,045	15,171
Noncompensation expense[b]	22,598	20,991	19,648
Total noninterest expense	40,267	38,036	34,819
Income before income tax expense	24,269	23,497	28,430
Income tax expense	6,024	5,894	7,198
Net income	$18,245	$ 17,603	$ 21,232
Revenue by business			
Banking & Wealth Management	$42,862	$40,943	$ 43,199
Home Lending	4,966	5,097	4,140
Card Services & Auto	28,201	25,467	22,809
Mortgage fees and related income details:			
Production revenue	622	627	421
Net mortgage servicing revenue[c]	704	751	754
Mortgage fees and related income	$ 1,326	$ 1,378	$ 1,175
Financial ratios			
Return on equity	32 %	32 %	38 %
Overhead ratio	53	53	50

(a) Primarily includes operating lease income and commissions and other fees. Operating lease income was $3.8 billion, $2.8 billion and $2.8 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

(b) Included depreciation expense on leased assets of $2.4 billion, $1.7 billion and $1.7 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

(c) Included MSR risk management results of $118 million, $159 million and $131 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(d) Includes a provision for lending-related commitments of $2.2 billion related to the Apple Card transaction.

2025 compared with 2024

Net income was $18.2 billion, up 4%.

Net revenue was $76.0 billion, up 6%.

Net interest income was $58.2 billion, up 6%, reflecting:

- higher NII in Card Services, predominantly driven by higher revolving balances, and
- higher NII in Banking & Wealth Management ("BWM"), driven by higher deposit margin, reflecting the impact of changes in FTP, partially offset by lower average deposit balances.

Refer to Business Segment & Corporate Results on page 63 for additional information on FTP.

Noninterest revenue was $17.8 billion, up 7%, driven by:

- higher auto operating lease income as a result of growth in volume, and
- in BWM, higher asset management fees, reflecting higher average market levels and net inflows, as well as higher deposit-related fees as a result of higher transaction volume and new accounts,

partially offset by

- lower card income, reflecting lower net interchange, as well as an increase in amortization related to new account origination costs, partially offset by higher annual fees. Net interchange decreased as the impact of increased debit and credit card sales volume was more than offset by higher rewards costs and partner payments.

Refer to Note 6 for additional information on card income, asset management fees, and deposit-related fees; and Critical Accounting Estimates on pages 154–157 for additional information on the credit card rewards liability.

Noninterest expense was $40.3 billion, up 6%, reflecting:

- higher noncompensation expense, predominantly driven by higher auto lease depreciation on higher auto operating lease assets, and continued investments in marketing and technology, as well as
- higher compensation expense, predominantly for bankers and advisors, and employees in technology.

The provision for credit losses was $11.5 billion. Net charge-offs were $8.2 billion, up $319 million, primarily driven by Card Services, reflecting loan growth. The net addition to the allowance for credit losses of $3.2 billion which was driven by $2.2 billion related to the Apple Card transaction, loan growth in Card Services and the impact of changes in the Firm's weighted-average macroeconomic outlook, partially offset by reduced borrower uncertainty.

In the prior year, the provision was $10.0 billion, net charge-offs were $7.9 billion and the net addition to the allowance for credit losses was $2.0 billion.

Refer to Credit and Investment Risk Management on pages 109–132 and Allowance for Credit Losses on pages 129–131 for a further discussion of the credit portfolios and the allowance for credit losses.

Selected metrics

As of or for the year ended December 31, (in millions, except employees)	2025	2024	2023
Selected balance sheet data (period-end)			
Total assets	**$664,669**	$650,268	$642,951
Loans:			
Banking & Wealth Management	**33,005**	33,221	31,142
Home Lending[a]	**240,724**	246,498	259,181
Card Services	**247,753**	233,016	211,175
Auto	**70,585**	73,619	77,705
Total loans	592,067	586,354	579,203
Deposits[b]	**1,072,792**	1,056,652	1,094,738
Equity	**56,000**	54,500	55,500
Selected balance sheet data (average)			
Total assets	**$646,820**	$631,648	$584,367
Loans:			
Banking & Wealth Management	**33,241**	31,544	30,142
Home Lending[b]	**242,595**	252,542	232,115
Card Services	**231,720**	214,139	191,424
Auto	**71,359**	75,009	72,674
Total loans	578,915	573,234	526,355
Deposits	**1,057,232**	1,064,215	1,126,552
Equity	**56,000**	54,500	54,349
Employees	**144,196** [c]	144,989	141,640

(a) At December 31, 2025, 2024 and 2023, Home Lending loans held-for-sale and loans at fair value were $11.0 billion, $8.1 billion and $3.4 billion, respectively.

(b) Average Home Lending loans held-for-sale and loans at fair value were $9.5 billion, $7.1 billion and $4.8 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

(c) In the first quarter of 2025, 419 employees were transferred to Corporate as a result of the centralization of certain functions.

Selected metrics

As of or for the year ended December 31, (in millions, except ratio data)	2025	2024	2023
Credit data and quality statistics			
Nonaccrual loans[a]	**$3,484**	$3,366	$3,740
Net charge-offs/(recoveries)			
Banking & Wealth Management	**356**	442	340
Home Lending	**(122)**	(106)	(56)
Card Services	**7,678**	7,148	4,699
Auto	**335**	444	357
Total net charge-offs/ (recoveries)	**$8,247**	$7,928	$5,340
Net charge-off/(recovery) rate			
Banking & Wealth Management	**1.07 %**	1.40 %	1.13 %
Home Lending	**(0.05)**	(0.04)	(0.02)
Card Services	**3.31**	3.34	2.45
Auto	**0.47**	0.59	0.49
Total net charge-off/ (recovery) rate	**1.45 %**	1.40 %	1.02 %
30+ day delinquency rate			
Home Lending[b]	**0.86 %**	0.78 %	0.66 %
Card Services	**2.16**	2.17	2.14
Auto	**1.33**	1.43	1.19
90+ day delinquency rate - Card Services	**1.10 %**	1.14 %	1.05 %
Allowance for credit losses:			
Allowance for loan losses			
Banking & Wealth Management	**$ 765**	$ 764	$ 685
Home Lending	**647**	447	578
Card Services	**15,558**	14,608	12,453
Auto	**587**	692	742
Total allowance for loan losses	**$17,557**	$16,511	$14,458
Allowance for lending-related commitments	**$2,290** [c]	$ 91	$ 97
Total allowance for credit losses	**$19,847**	$16,602	$14,555

(a) Excludes mortgage loans past due and insured by U.S. government agencies, which are primarily 90 or more days past due. These loans have been excluded based upon the government guarantee. At December 31, 2025, 2024 and 2023, mortgage loans 90 or more days past due and insured by U.S. government agencies were $70 million, $84 million and $123 million, respectively. In addition, the Firm's policy is generally to exempt credit card loans from being placed on nonaccrual status as permitted by regulatory guidance.

(b) At December 31, 2025, 2024 and 2023, excluded mortgage loans insured by U.S. government agencies of $102 million, $122 million and $176 million, respectively, that are 30 or more days past due. These amounts have been excluded based upon the government guarantee.

(c) Includes $2.2 billion related to the Apple Card transaction.

Selected metrics

As of or for the year ended December 31, (in billions, except ratios and where otherwise noted)	2025	2024	2023
Business Metrics			
CCB Consumer customers (in millions)	**86.6**	84.4	82.1
CCB Small business customers (in millions)	**7.4**	7.0	6.4
Number of branches	**5,083**	4,966	4,897
Active digital customers (in thousands)[a]	**74,646**	70,813	66,983
Active mobile customers (in thousands)[b]	**61,736**	57,821	53,828
Debit and credit card sales volume	**$1,940.7**	$1,805.4	$1,678.6
Total payments transaction volume (in trillions)[c]	**7.0**	6.4	5.9
Banking & Wealth Management			
Average deposits	**$1,040.8**	$1,049.3	$1,111.7
Deposit margin	**2.74** %	2.66 %	2.84 %
Business Banking average loans	**$ 19.1**	$ 19.5	$ 19.6
Business Banking origination volume	**3.2**	4.5	4.8
Client investment assets[d]	**1,269.9**	1,087.6	951.1
Number of client advisors	**6,049**	5,755	5,456
Home Lending			
Mortgage origination volume by channel			
Retail	**$ 33.0**	$ 25.5	$ 22.4
Correspondent	**19.8**	15.3	12.7
Total mortgage origination volume[e]	**$ 52.8**	$ 40.8	$ 35.1
Third-party mortgage loans serviced (period-end)	**$ 661.9**	$ 648.0	$ 631.2
MSR carrying value (period-end)	**9.1**	9.1	8.5
Card Services			
Sales volume, excluding commercial card	**$1,354.7**	$1,259.3	$1,163.6
Net revenue rate	**10.08** %	10.03 %	9.72 %
Net yield on average loans	**10.26**	9.73	9.61
New credit card accounts opened (in millions)	**10.4**	10.0	10.0
Cards in force (in millions)[f]	**116.5**	111.7	106.8
Auto			
Loan and lease origination volume	**$ 44.8**	$ 40.3	$ 41.3
Average auto operating lease assets	**16.2**	11.1	10.9

(a) Users of all web and/or mobile platforms who have logged in within the past 90 days.

(b) Users of all mobile platforms who have logged in within the past 90 days.

(c) Total payments transaction volume includes debit and credit card sales volume and gross outflows of ACH, ATM, teller, wires, BillPay, PayChase, Zelle, person-to-person and checks.

(d) Includes assets invested in managed accounts and J.P. Morgan mutual funds where AWM is the investment manager. Refer to AWM segment results on pages 76–79 for additional information.

(e) Firmwide mortgage origination volume was $63.4 billion, $47.4 billion and $41.4 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

(f) Represents the total number of open credit cards, inclusive of primary cardholders and authorized users.

COMMERCIAL & INVESTMENT BANK

The Commercial & Investment Bank is comprised of the Banking & Payments and Markets & Securities Services businesses. These businesses offer investment banking, lending, payments, market-making, financing, custody and securities products and services to a global base of corporate and institutional clients. Banking & Payments offers products and services in all major capital markets, including advising on corporate strategy and structure, capital-raising in equity and debt markets, and loan origination and syndication. Banking & Payments also provides services that enable clients to manage payments globally across liquidity and account solutions, commerce solutions, clearing, trade, and working capital. Markets & Securities Services includes Markets, which is a global market-maker across products, including cash and derivative instruments, and also offers sophisticated risk management solutions, lending, prime brokerage, clearing and research. Markets & Securities Services also includes Securities Services, a leading global custodian that provides custody, fund services, liquidity and trading services, and data solutions products.

Selected income statement data

Year ended December 31, (in millions)	2025	2024	2023
Revenue			
Investment banking fees	$ 9,735	$ 9,116	$ 6,631
Principal transactions	27,226	24,382	23,794
Lending- and deposit-related fees	5,177	3,914	3,423
Commissions and other fees	5,985	5,278	4,879
Card income	2,436	2,310	2,213
All other income	3,207	3,253	2,869
Noninterest revenue	53,766	48,253	43,809
Net interest income	24,688	21,861	20,544
Total net revenue[a]	78,454	70,114	64,353
Provision for credit losses	2,615	762	2,091
Noninterest expense			
Compensation expense	19,345	18,191	17,105
Noncompensation expense	18,871	17,162	16,867
Total noninterest expense	38,216	35,353	33,972
Income before income tax expense	37,623	33,999	28,290
Income tax expense	9,862	9,153	8,018
Net income	$27,761	$24,846	$20,272

(a) Included taxable-equivalent adjustments primarily from income tax credits from investments in alternative energy, affordable housing and new markets, income from tax-exempt securities and loans, and the related amortization and other tax benefits of the investments in alternative energy and affordable housing of $2.9 billion, $2.8 billion and $4.0 billion for the years ended December 31, 2025, 2024 and 2023, respectively. Effective January 1, 2024, the Firm adopted updates to the Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method guidance, under the modified retrospective method. Refer to Notes 1, 6, 14 and 25 for additional information.

Selected income statement data

Year ended December 31, (in millions, except ratios)	2025	2024	2023
Financial ratios			
Return on equity	18 %	18 %	14 %
Overhead ratio	49	50	53
Compensation expense as percentage of total net revenue	25	26	27
Revenue by business			
Investment Banking	$10,198	$ 9,636	$ 7,076
Payments	19,331	18,085	17,818
Lending	7,601	7,470	6,896
Other	6	76	107
Total Banking & Payments	37,136	35,267	31,897
Fixed Income Markets	22,532	20,066	19,180
Equity Markets	13,250	9,941	8,784
Securities Services	5,599	5,084	4,772
Credit Adjustments & Other[a]	(63)	(244)	(280)
Total Markets & Securities Services	41,318	34,847	32,456
Total net revenue	$78,454	$ 70,114	$64,353

(a) Consists primarily of centrally-managed credit valuation adjustments ("CVA"), funding valuation adjustments ("FVA") on derivatives, other valuation adjustments, and certain components of fair value option elected liabilities, which are primarily reported in principal transactions revenue. Results are presented net of associated hedging activities and net of CVA and FVA amounts allocated to Fixed Income Markets and Equity Markets. Refer to Notes 2, 3 and 24 for additional information.

Banking & Payments Revenue by Client Coverage Segment: [a]

Global Corporate Banking & Global Investment Banking provides banking products and services generally to large corporations, financial institutions and merchants.

Commercial Banking provides banking products and services to clients, including start-ups, small and mid-sized companies, local governments, municipalities, and nonprofits, as well as commercial real estate clients.

(a) Global Banking is a client coverage view within the Banking & Payments business and is comprised of the Global Corporate Banking, Global Investment Banking and Commercial Banking client coverage segments.

Selected income statement data

Year ended December 31, (in millions)		2025		2024		2023
Banking & Payments revenue by client coverage segment						
Global Corporate Banking & Global Investment Banking[a]	$	25,285	$	23,780	$	20,847
Commercial Banking		11,851		11,487		11,050
Commercial & Specialized Industries[b]		8,306		7,759		7,740
Commercial Real Estate Banking		3,545		3,728		3,310
Total Banking & Payments revenue	$	37,136	$	35,267	$	31,897

(a) In the second quarter of 2025, amounts were reclassified from Other to Global Corporate Banking & Global Investment Banking reflecting the subsequent alignment of certain business activities after the Firm's business segment reorganization in the second quarter of 2024. Prior-period amounts have been revised to conform with the current presentation.
(b) In the second quarter of 2025, the Middle Market Banking client coverage segment was renamed Commercial & Specialized Industries.

2025 compared with 2024

Net income was $27.8 billion, up 12%.

Net revenue was $78.5 billion, up 12%.

Banking & Payments revenue was $37.1 billion, up 5%.

- Investment Banking revenue was $10.2 billion, up 6%. Investment Banking fees were up 7%, driven by higher fees across products. The Firm ranked #1 for Global Investment Banking fees, according to Dealogic.

  – Debt underwriting fees were $4.5 billion, up 9%, predominantly driven by non-investment grade loans and investment grade bonds.

  – Advisory fees were $3.5 billion, up 6%, driven by higher fees from deals in the Financial Institutions and Technology sectors, partially offset by lower fees from deals in the Media & Telecommunications sector.

  – Equity underwriting fees were $1.7 billion, up 2%, primarily driven by higher revenue from IPOs.

- Payments revenue was $19.3 billion, up 7%. Excluding the net impact of equity investments, revenue was up 5%, driven by higher average deposits and fee growth, largely offset by deposit margin compression.

- Lending revenue was $7.6 billion, up 2%, driven by higher lending-related fees and lower fair value losses on credit protection purchased against certain retained loans and lending-related commitments.

Markets & Securities Services revenue was $41.3 billion, up 19%. Markets revenue was $35.8 billion, up 19%.

- Equity Markets revenue was $13.3 billion, up 33%, driven by higher revenue across products, particularly in Equity Derivatives.

- Fixed Income Markets revenue was $22.5 billion, up 12%, predominantly driven by higher revenue in Rates, Currencies & Emerging Markets, Commodities and Securitized Products, partially offset by lower revenue in Credit.

- Securities Services revenue was $5.6 billion, up 10%, driven by higher average deposits as well as fee growth related to higher client activity and market levels, partially offset by deposit margin compression.

- Credit Adjustments & Other was a loss of $63 million, compared with a loss of $244 million in the prior year.

Noninterest expense was $38.2 billion, up 8%, predominantly driven by higher compensation, including higher revenue-related compensation, as well as higher brokerage, technology and regulatory expense.

The provision for credit losses was $2.6 billion, driven by net increases in the loan and lending-related commitment portfolios, net changes in credit quality of client-specific exposures, an update to loss assumptions on certain leveraged loans, and estimated losses related to borrower fraud in certain secured lending facilities, partially offset by the impact of changes in the Firm's weighted-average macroeconomic outlook. Net charge-offs were $1.5 billion and the net addition to the allowance for credit losses was $1.1 billion.

In the prior year, the provision was $762 million, net charge-offs were $617 million and the net addition to the allowance for credit losses was $145 million.

Selected metrics

As of or for the year ended December 31, (in millions, except employees)	2025	2024	2023
Selected balance sheet data (period-end)			
Total assets	**$2,142,534**	$1,773,194	$1,638,493
Loans:			
Loans retained	**558,528**	483,043	475,186
Loans held-for-sale and loans at fair value[a]	**73,508**	40,324	39,464
Total loans	**632,036**	523,367	514,650
Equity	**149,500**	132,000	138,000
Banking & Payments loans by client coverage segment (period-end)[b]			
Global Corporate Banking & Global Investment Banking[c]	**$ 146,079** [e]	$ 125,270	$ 128,623
Commercial Banking	**222,139**	217,674	221,550
Commercial & Specialized Industries[d]	**75,865**	72,814	78,043
Commercial Real Estate Banking	**146,274**	144,860	143,507
Total Banking & Payments loans	**368,218**	342,944	350,173
Selected balance sheet data (average)			
Total assets	**$2,195,248**	$1,912,466	$1,716,755
Trading assets-debt and equity instruments	**764,098**	624,032	508,792
Trading assets-derivative receivables	**58,384**	57,028	63,862
Loans:			
Loans retained	**$ 517,260**	$ 475,426	$ 457,886
Loans held-for-sale and loans at fair value[a]	**54,725**	43,621	40,891
Total loans	**$ 571,985**	$ 519,047	$ 498,777
Deposits	**1,174,581**	1,061,488	996,295
Equity	**149,500**	132,000	137,507
Banking & Payments loans by client coverage segment (average)[b]			
Global Corporate Banking & Global Investment Banking[c]	**$ 129,437** [e]	$ 128,496	$ 131,561
Commercial Banking	**220,562**	220,285	209,244
Commercial & Specialized Industries[d]	**74,733**	75,605	77,130
Commercial Real Estate Banking	**145,829**	144,680	132,114
Total Banking & Payments loans	**$ 349,999**	$ 348,781	$ 340,805
Employees	**94,563** [f]	93,231	92,271

(a) Loans held-for-sale and loans at fair value primarily reflect lending-related positions originated and purchased in Markets, including loans held for securitization.

(b) Refer to page 70 for a description of each of the client coverage segments.

(c) In the second quarter of 2025, amounts were reclassified from Other to Global Corporate Banking & Global Investment Banking reflecting the subsequent alignment of certain business activities after the Firm's business segment reorganization in the second quarter of 2024. Prior-period amounts have been revised to conform with the current presentation.

(d) In the second quarter of 2025, the Middle Market Banking client coverage segment was renamed Commercial & Specialized Industries.

(e) On January 1, 2025, $5.6 billion of loans were realigned from Global Corporate Banking to Fixed Income Markets.

(f) In the first quarter of 2025, 219 employees were transferred to Corporate as a result of the centralization of certain functions.

Selected metrics

As of or for the year ended December 31, (in millions, except ratios)	2025	2024	2023
Credit data and quality statistics			
Net charge-offs/(recoveries)	**$1,509**	$ 689 [d]	$ 588
Nonperforming assets:			
Nonaccrual loans:			
Nonaccrual loans retained[a]	**$3,641**	$ 3,258	$ 1,675
Nonaccrual loans held-for-sale and loans at fair value[b]	**1,518**	1,502	828
Total nonaccrual loans	**5,159**	4,760	2,503
Derivative receivables	**204**	145	364
Assets acquired in loan satisfactions	**192**	213	169
Total nonperforming assets	**$5,555**	$ 5,118	$ 3,036
Allowance for credit losses:			
Allowance for loan losses	**$7,632**	$ 7,294	$ 7,326
Allowance for lending-related commitments	**2,738**	1,976	1,849
Total allowance for credit losses	**$10,370**	$ 9,270	$ 9,175
Net charge-off/(recovery) rate[c]	**0.29 %**	0.14 %	0.13 %
Allowance for loan losses to period-end loans retained	**1.37**	1.51	1.54
Allowance for loan losses to nonaccrual loans retained[a]	**210**	224	437
Nonaccrual loans to total period-end loans	**0.82**	0.91	0.49

(a) Allowance for loan losses of $597 million, $435 million and $251 million were held against these nonaccrual loans at December 31, 2025, 2024 and 2023, respectively.

(b) Excludes mortgage loans past due and insured by U.S. government agencies, which are primarily 90 or more days past due. These loans have been excluded based upon the government guarantee. At December 31, 2025, 2024 and 2023, mortgage loans 90 or more days past due and insured by U.S. government agencies were $128 million, $37 million and $59 million, respectively.

(c) Loans held-for-sale and loans at fair value were excluded when calculating the net charge-off/(recovery) rate.

(d) Includes $72 million related to a purchased credit deteriorated ("PCD") loan that was charged off in the fourth quarter of 2024.

Investment banking fees

Year ended December 31, (in millions)	2025	2024	2023
Advisory	$ 3,497	$ 3,290	$ 2,814
Equity underwriting	1,732	1,692	1,151
Debt underwriting[a]	4,506	4,134	2,666
Total investment banking fees	$ 9,735	$ 9,116	$ 6,631

(a) Represents long-term debt and loan syndications.

League table results – wallet share

Year ended December 31,	2025 Rank	2025 Share	2024 Rank	2024 Share	2023 Rank	2023 Share
Based on fees[a]						
M&A[b]						
Global	# 2	8.3 %	# 1	9.2 %	# 2	8.9 %
U.S.	2	8.9	2	11.1	2	10.8
Equity and equity-related[c]						
Global	1	9.3	1	10.9	1	7.7
U.S.	1	12.6	1	14.6	1	14.4
Long-term debt[d]						
Global	1	7.1	1	7.5	1	7.0
U.S.	1	10.2	1	11.4	1	10.8
Loan syndications						
Global	2	10.1	1	10.2	1	12.0
U.S.	2	11.3	1	11.7	1	15.1
Global investment banking fees[e]	# 1	8.4 %	# 1	9.1 %	# 1	8.6 %

(a) Source: Dealogic as of January 2, 2026. Reflects the ranking of revenue wallet and market share.
(b) Global M&A excludes any withdrawn transactions. U.S. M&A revenue wallet represents wallet from client parents based in the U.S.
(c) Global equity and equity-related ranking includes rights offerings and Chinese A-Shares.
(d) Long-term debt rankings include investment-grade, high-yield, supranationals, sovereigns, agencies, covered bonds, asset-backed securities ("ABS") and mortgage-backed securities ("MBS"); and exclude money market, short-term debt and U.S. municipal securities.
(e) Global investment banking fees exclude money market, short-term debt and shelf securities.

Markets revenue

The following table summarizes selected income statement data for the Markets businesses. Markets includes both Fixed Income Markets and Equity Markets. Markets revenue consists of principal transactions, fees, commissions and other income, as well as net interest income. The Firm assesses its Markets business performance on a total revenue basis, as offsets generally occur across revenue line items. For example, securities that generate net interest income may be risk-managed by derivatives that are reflected at fair value in principal transactions revenue. Refer to Notes 6 and 7 for a description of the composition of these income statement line items.

Principal transactions reflects revenue on financial instruments and commodities transactions that arise from client-driven market-making activity. Principal transactions revenue includes amounts recognized upon executing new transactions with market participants, as well as "inventory-related revenue," which is revenue recognized from gains and losses on derivatives and other instruments that the Firm has been holding in anticipation of, or in response to, client demand, and changes in the fair value of instruments used by the Firm to actively manage the risk exposure arising from such inventory. Principal transactions revenue recognized upon executing new transactions with market participants is affected by many factors including the level of client activity, the bid-offer spread (which is the difference between the price at which a market participant is willing and able to sell an instrument to the Firm and the price at which another market participant is willing and able to buy it from the Firm, and vice versa), market liquidity and volatility. These factors are interrelated and sensitive to the same factors that drive inventory-related revenue, which include general market conditions, such as interest rates, foreign exchange rates, credit spreads, and equity and commodity prices, as well as other macroeconomic conditions.

For the periods presented below, the primary source of principal transactions revenue was the amount recognized upon executing new transactions.

Year ended December 31, (in millions, except where otherwise noted)	2025 Fixed Income Markets	2025 Equity Markets	2025 Total Markets	2024 Fixed Income Markets	2024 Equity Markets	2024 Total Markets	2023 Fixed Income Markets	2023 Equity Markets	2023 Total Markets
Principal transactions	$ 12,327	$ 14,771	$ 27,098	$ 10,603	$ 13,526	$ 24,129	$ 13,198	$ 10,380	$ 23,578
Lending- and deposit-related fees	451	182	633	391	100	491	307	40	347
Commissions and other fees	626	2,488	3,114	605	2,086	2,691	596	1,908	2,504
All other income	1,775	(115)	1,660	2,120	(65)	2,055	1,908	(79)	1,829
Noninterest revenue	15,179	17,326	32,505	13,719	15,647	29,366	16,009	12,249	28,258
Net interest income	7,353	(4,076)	3,277	6,347	(5,706)	641	3,171	(3,465)	(294)
Total net revenue	$ 22,532	$ 13,250	$ 35,782	$ 20,066	$ 9,941	$ 30,007	$ 19,180	$ 8,784	$ 27,964
Loss days[a]			2			1			2

(a) Markets consists of Fixed Income Markets and Equity Markets. The year ended December 31, 2025 had two loss days, including one loss day on December 25, 2025 from limited activity primarily in one location. Loss days represent the number of days for which Markets recorded losses in total net revenue, which includes revenue related to both trading and non-trading positions. The loss days determined under this measure differ from the measure used to determine backtesting gains and losses. Daily backtesting gains and losses include positions in the Firm's Risk Management value-at-risk ("VaR") measure and exclude certain components of total net revenue, which may more than offset backtesting gains or losses on a particular day. For more information on daily backtesting gains and losses, refer to the VaR discussion on pages 135–138.

Selected metrics

As of or for the year ended December 31, (in millions, except where otherwise noted)	2025	2024	2023
Assets under custody ("AUC") by asset class (period-end) (in billions):			
Fixed Income	$ 18,322	$ 16,409	$ 15,543
Equity	17,954	14,848	12,927
Other[a]	4,896	4,023	3,922
Total AUC	$ 41,172	$ 35,280	$ 32,392
Client deposits and other third-party liabilities (average)[b]	$ 1,097,581	$ 961,646	$ 912,859

(a) Consists of mutual funds, unit investment trusts, currencies, annuities, insurance contracts, options and other contracts.
(b) Client deposits and other third-party liabilities pertain to the Payments and Securities Services businesses.

International metrics

As of or for the year ended December 31, (in millions, except where otherwise noted)		2025		2024		2023
Total net revenue[a]						
Europe/Middle East/Africa	$	**17,189**	$	15,191	$	14,418
Asia-Pacific		**10,699**		8,867		7,891
Latin America/Caribbean		**2,636**		2,427		2,161
Total international net revenue		**30,524**		26,485		24,470
North America		**47,930**		43,629		39,883
Total net revenue	$	**78,454**	$	70,114	$	64,353
Loans retained (period-end)[a]						
Europe/Middle East/Africa	$	**60,299**	$	44,374	$	44,793
Asia-Pacific		**20,390**		16,107		15,506
Latin America/Caribbean		**11,993**		10,331		8,610
Total international loans		**92,682**		70,812		68,909
North America		**465,846**		412,231		406,277
Total loans retained	$	**558,528**	$	483,043	$	475,186
Client deposits and other third-party liabilities (average)[b]						
Europe/Middle East/Africa	$	**297,959**	$	264,227	$	247,804
Asia-Pacific		**155,950**		141,042		135,388
Latin America/Caribbean		**47,064**		42,716		39,861
Total international	$	**500,973**	$	447,985	$	423,053
North America		**596,608**		513,661		489,806
Total client deposits and other third-party liabilities	$	**1,097,581**	$	961,646	$	912,859
AUC (period-end)[b] (in billions)						
North America	$	**27,763**	$	23,845	$	21,792
All other regions		**13,409**		11,435		10,600
Total AUC	$	**41,172**	$	35,280	$	32,392

(a) Total net revenue and loans retained (excluding loans held-for-sale and loans at fair value) are based on the location of the trading desk, booking location, or domicile of the client, as applicable.
(b) Client deposits and other third-party liabilities pertaining to the Payments and Securities Services businesses, and AUC, are based on the domicile of the client or booking location, as applicable.

ASSET & WEALTH MANAGEMENT

Asset & Wealth Management, with client assets of $7.1 trillion, is a global leader in investment and wealth management.

Asset Management
Offers multi-asset investment management solutions across equities, fixed income, alternatives and money market funds to institutional and retail investors providing for a broad range of clients' investment needs.

Global Private Bank
Provides retirement products and services, brokerage, custody, estate planning, lending, deposits and investment management to high net worth clients.

The majority of AWM's client assets are in actively managed portfolios.

Selected income statement data

Year ended December 31, (in millions, except ratios)	2025	2024	2023
Revenue			
Asset management fees	**$15,494**	$13,693	$ 11,826
Commissions and other fees	**1,184**	874	697
All other income(a)	**563**	456	1,037 (b)
Noninterest revenue	**17,241**	15,023	13,560
Net interest income	**6,832**	6,555	6,267
Total net revenue	**24,073**	21,578	19,827
Provision for credit losses	**97**	(68)	159
Noninterest expense			
Compensation expense	**8,645**	7,984	7,115
Noncompensation expense	**6,687**	6,430	5,665
Total noninterest expense	**15,332**	14,414	12,780
Income before income tax expense	**8,644**	7,232	6,888
Income tax expense	**2,122**	1,811	1,661
Net income	**$ 6,522**	$ 5,421	$ 5,227
Revenue by line of business			
Asset Management	**$11,700**	$ 10,175	$ 9,129
Global Private Bank	**12,373**	11,403	10,698
Total net revenue	**$24,073**	$21,578	$19,827
Financial ratios			
Return on equity	**40** %	34 %	31 %
Overhead ratio	**64**	67	64
Pre-tax margin ratio:			
Asset Management	**35**	31	31
Global Private Bank	**37**	35	38
Asset & Wealth Management	**36**	34	35

(a) Includes the amortization of the fair value discount on certain acquired lending-related commitments associated with First Republic. The discount, which is deferred in other liabilities and recognized on a straight-line basis over the commitment period, continues to decline as commitments expire.
(b) Includes the gain on the original minority interest in China International Fund Management ("CIFM") upon the Firm's acquisition of the remaining 51% interest in the entity.

2025 compared with 2024

Net income was $6.5 billion, up 20%.

Net revenue was $24.1 billion, up 12%. Net interest income was $6.8 billion, up 4%. Noninterest revenue was $17.2 billion, up 15%.

Revenue from Asset Management was $11.7 billion, up 15%, predominantly driven by:

- higher asset management fees, reflecting strong net inflows and higher average market levels,
- higher investment valuation gains, and
- performance fees.

Revenue from Global Private Bank was $12.4 billion, up 9%, driven by:

- higher noninterest revenue, reflecting:
  - higher management fees due to strong net inflows and higher average market levels, as well as higher brokerage commissions,

  partially offset by

  - a decline in the amortization of the fair value discount on certain acquired lending-related commitments associated with First Republic that have expired, and

- higher net interest income, driven by higher average loans and deposits, largely offset by narrower spreads on loans.

Noninterest expense was $15.3 billion, up 6%, driven by:

- higher compensation, primarily higher revenue-related compensation and continued growth in private banking advisor teams, as well as higher distribution fees,

partially offset by

- lower legal expense.

The provision for credit losses was $97 million, largely driven by the impact of a charge-off related to a client-specific exposure in the third quarter of 2025. Net charge-offs were $92 million and the net addition to the allowance for credit losses was $5 million.

In the prior year, the provision was a net benefit of $68 million.

Asset Management has two high-level measures of its overall fund performance.

- **Percentage of active mutual fund and active ETF assets under management in funds rated 4- or 5-star:** Mutual fund rating services rank funds based on their risk adjusted performance over various periods. A 5-star rating is the best rating and represents the top 10% of industry-wide ranked funds. A 4-star rating represents the next 22.5% of industry-wide ranked funds. A 3-star rating represents the next 35% of industry-wide ranked funds. A 2-star rating represents the next 22.5% of industry-wide ranked funds. A 1-star rating is the worst rating and represents the bottom 10% of industry-wide ranked funds. An overall Morningstar rating is derived from a weighted average of the performance associated with a fund's three-, five and ten-year (if applicable) Morningstar Rating metrics. For U.S.-domiciled funds, separate star ratings are provided at the individual share class level. The Nomura "star rating" is based on three-year risk-adjusted performance only. Funds with fewer than three years of history are not rated and hence excluded from these rankings. All ratings, the assigned peer categories and the asset values used to derive these rankings are sourced from the applicable fund rating provider. Where applicable, the fund rating providers redenominate asset values into U.S. dollars. The percentage of AUM is based on star ratings at the share class level for U.S.-domiciled funds, and at a "primary share class" level to represent the star rating of all other funds, except for Japan, for which Nomura provides ratings at the fund level. The performance data may have been different if all share classes had been included. Past performance is not indicative of future results.

- **Percentage of active mutual fund and active ETF assets under management in funds ranked in the 1st or 2nd quartile (one, three and five years)**: All quartile rankings, the assigned peer categories and the asset values used to derive these rankings are sourced from the fund rating providers. Quartile rankings are based on the net-of-fee absolute return of each fund. Where applicable, the fund rating providers redenominate asset values into U.S. dollars. The percentage of AUM is based on fund performance and associated peer rankings at the share class level for U.S.-domiciled funds, at a "primary share class" level to represent the quartile ranking for U.K., Luxembourg and Hong Kong SAR funds and at the fund level for all other funds. The performance data may have been different if all share classes had been included. Past performance is not indicative of future results.

"**Primary share class**" means the C share class for European funds and Acc share class for Hong Kong SAR and Taiwan funds. If these share classes are not available, the oldest share class is used as the primary share class.

Selected metrics

As of or for the year ended December 31, (in millions, except ranking data, ratios and employees)	2025	2024	2023
% of JPM mutual fund assets and ETFs rated as 4- or 5-star[a]	60 %	69 %	69 %
% of JPM mutual fund assets and ETFs ranked in 1st or 2nd quartile:[b]			
1 year	44	73	40
3 years	54	75	67
5 years	73	77	71
Selected balance sheet data (period-end)[c]			
Total assets	$288,065	$255,385	$245,512
Loans	266,385	236,303	227,929
Deposits	257,316	248,287	233,232
Equity	16,000	15,500	17,000
Selected balance sheet data (average)[c]			
Total assets	$267,986	$246,254	$240,222
Loans	246,596	227,676	220,487
Deposits	245,248	235,146	216,178
Equity	16,000	15,500	16,671
Employees	29,722 [d]	29,403	28,485
Number of Global Private Bank client advisors	4,101	3,775	3,515
Credit data and quality statistics[c]			
Net charge-offs/ (recoveries)	$ 92	$ 21	$ 13
Nonaccrual loans	1,199	700	650
Allowance for credit losses:			
Allowance for loan losses	$ 536	$ 539	$ 633
Allowance for lending-related commitments	43	35	28
Total allowance for credit losses	$ 579	$ 574	$ 661
Net charge-off/(recovery) rate	0.04 %	0.01 %	0.01 %
Allowance for loan losses to period-end loans	0.20	0.23	0.28
Allowance for loan losses to nonaccrual loans	45	77	97
Nonaccrual loans to period-end loans	0.45	0.30	0.29

(a) Represents the Morningstar Rating for all domiciled funds except for Japan domiciled funds which use Nomura. Includes only Asset Management retail active open-ended mutual funds and active ETFs that have a rating. Excludes money market funds, Undiscovered Managers Fund, and Brazil domiciled funds.

(b) Quartile ranking sourced from Morningstar, Lipper and Nomura based on country of domicile. Includes only Asset Management retail active open-ended mutual funds and active ETFs that are ranked by the aforementioned sources. Excludes money market funds, Undiscovered Managers Fund, and Brazil domiciled funds.
(c) Loans, deposits and related credit data and quality statistics relate to the Global Private Bank business.
(d) In the first quarter of 2025, 130 employees were transferred to Corporate as a result of the centralization of certain functions.

Client assets

2025 compared with 2024

Assets under management were $4.8 trillion, up 18%, and client assets were $7.1 trillion, up 20%. These increases were driven by higher market levels and continued net inflows.

Client assets

December 31, (in billions)	2025	2024	2023
Assets by asset class			
Liquidity	**$ 1,279**	$ 1,083	$ 926
Fixed income	**998**	851	751
Equity	**1,400**	1,128	868
Multi-asset	**884**	764	680
Alternatives	**230**	219	197
Total assets under management	**4,791**	4,045	3,422
Custody/brokerage/ administration/deposits	**2,327**	1,887	1,590
Total client assets[(a)]	**$ 7,118**	$ 5,932	$ 5,012
Assets by client segment			
Private Banking[(b)]	**$ 1,414**	$ 1,162	$ 924
Global Institutional	**1,953**	1,692	1,488
Global Funds[(b)]	**1,424**	1,191	1,010
Total assets under management	**$ 4,791**	$ 4,045	$ 3,422
Private Banking[(b)]	**$ 3,549**	$ 2,902	$ 2,402
Global Institutional	**2,121**	1,820	1,594
Global Funds[(b)]	**1,448**	1,210	1,016
Total client assets[(a)]	**$ 7,118**	$ 5,932	$ 5,012

(a) Includes CCB client investment assets invested in managed accounts and J.P. Morgan mutual funds where AWM is the investment manager.
(b) In the first quarter of 2025, the Firm realigned certain client assets from Private Banking to Global Funds to reflect them in the client segment where the assets are invested. Prior period amounts have been revised to conform with the current presentation.

Client assets (continued)

Year ended December 31, (in billions)	2025	2024	2023
Assets under management rollforward			
Beginning balance	**$ 4,045**	$ 3,422	$ 2,766
Net asset flows:			
Liquidity	**183**	140	242
Fixed income	**94**	91	70
Equity	**95**	114	70
Multi-asset	**16**	19	1
Alternatives	**4**	10	(1)
Market/performance/other impacts	**354**	249	274
Ending balance, December 31	**$ 4,791**	$ 4,045	$ 3,422
Client assets rollforward			
Beginning balance	**$ 5,932**	$ 5,012	$ 4,048
Net asset flows	**553**	486	490
Market/performance/other impacts	**633**	434	474
Ending balance, December 31	**$ 7,118**	$ 5,932	$ 5,012

Selected Metrics

	As of December 31,		
	2025	2024	Change
Firmwide Wealth Management			
Client assets (in billions)[(a)]	**$ 4,521**	$ 3,756	20 %
Number of client advisors	**10,150**	9,530	7
Stock Plan Administration			
Number of stock plan participants (in thousands)	**1,794**	1,327	35
Client assets (in billions)	**$ 372**	$ 270	38 %

(a) Consists of Global Private Bank in AWM and client investment assets in J.P. Morgan Wealth Management in CCB.

International metrics

Year ended December 31, (in billions, except where otherwise noted)	2025	2024	2023
Total net revenue (in millions)[a]			
Europe/Middle East/Africa	$ **4,049**	$ 3,563	$ 3,377
Asia-Pacific	**2,432**	2,023	1,876
Latin America/Caribbean	**1,228**	1,065	985
Total international net revenue	**7,709**	6,651	6,238
North America	**16,364**	14,927	13,589
Total net revenue[a]	$ **24,073**	$ 21,578	$ 19,827
Assets under management			
Europe/Middle East/Africa	$ **709**	$ 604	$ 539
Asia-Pacific	**374**	302	263
Latin America/Caribbean	**126**	106	86
Total international assets under management	**1,209**	1,012	888
North America	**3,582**	3,033	2,534
Total assets under management	$ **4,791**	$ 4,045	$ 3,422
Client assets			
Europe/Middle East/Africa	$ **1,035**	$ 841	$ 740
Asia-Pacific	**620**	482	406
Latin America/Caribbean	**310**	254	232
Total international client assets	**1,965**	1,577	1,378
North America	**5,153**	4,355	3,634
Total client assets	$ **7,118**	$ 5,932	$ 5,012

(a) Regional revenue is based on the domicile of the client.

Corporate consists of Treasury and Chief Investment Office ("CIO") and Other Corporate. Treasury and CIO is predominantly responsible for measuring, monitoring, reporting and managing the Firm's liquidity, funding, capital, structural interest rate and foreign exchange risks.

Other Corporate includes staff functions and expense that is centrally managed as well as certain Firm initiatives and activities not solely aligned to a specific LOB. The major Other Corporate functions include Real Estate, Technology, Legal, Corporate Finance, Human Resources, Internal Audit, Risk Management, Compliance, Control Management, Corporate Responsibility and various Other Corporate groups.

Selected income statement and balance sheet data

As of or for the year ended December 31, (in millions, except employees)	2025	2024	2023
Revenue			
Principal transactions	$ (339)	$ 152	$ 302
Investment securities losses	(58)	(1,020)	(3,180)
All other income	1,308	8,476 [f]	3,010 [h]
Noninterest revenue	911	7,608	132
Net interest income	6,114	9,786	7,906
Total net revenue[a]	7,025	17,394	8,038
Provision for credit losses	7	10	171
Noninterest expense[b]	1,825	3,994 [g]	5,601
Income before income tax expense	5,193	13,390	2,266
Income tax expense/(benefit)	673 [d]	2,789	(555) [i]
Net income	$ 4,520	$ 10,601	$ 2,821
Total net revenue			
Treasury and CIO	6,501	9,638	6,072
Other Corporate	524	7,756	1,966
Total net revenue	$ 7,025	$ 17,394	$ 8,038
Net income/(loss)			
Treasury and CIO	4,565	7,013	4,206
Other Corporate[b]	(45)	3,588	(1,385)
Total net income	$ 4,520	$ 10,601	$ 2,821
Total assets (period-end)	$1,329,632	$1,323,967	$1,348,437
Loans (period-end)	2,941	1,964	1,924
Deposits[c]	35,874	27,581	21,826
Employees	50,031 [e]	49,610	47,530

(a) Included taxable-equivalent adjustments, predominantly driven by tax-exempt income from municipal bonds, of $154 million,

$182 million and $211 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(b) Included FDIC special assessment accrual releases of $763 million and an accrual increase of $725 million for the years ended December 31, 2025 and 2024, respectively, which are adjustments to the initial $2.9 billion estimate recorded in the fourth quarter of 2023.

(c) Predominantly relates to the Firm's international consumer initiatives.

(d) Included a $774 million income tax benefit recorded in the second quarter of 2025, driven by the resolution of certain tax audits and the impact of tax regulations related to foreign currency translation gains and losses finalized in 2024 and effective for 2025.

(e) In the first quarter of 2025, 768 employees were transferred from the LOBs to Corporate as a result of the centralization of certain functions.

(f) Included the net gain related to Visa shares of $7.9 billion recorded in the second quarter of 2024. Refer to Note 6 for additional information.

(g) Included a $1.0 billion contribution of Visa shares to the JPMorgan Chase Foundation recorded in the second quarter of 2024. Refer to Note 6 for additional information.

(h) Included the estimated bargain purchase gain of $2.8 billion for the year ended December 31, 2023 associated with the First Republic acquisition. Refer to Notes 6 and 34 for additional information.

(i) Income taxes associated with the First Republic acquisition were reflected in the estimated bargain purchase gain.

2025 compared with 2024

Net income was $4.5 billion, compared with $10.6 billion in the prior year.

Net revenue was $7.0 billion, compared with $17.4 billion in the prior year.

Net interest income was $6.1 billion, down $3.7 billion, driven by the impact of lower rates and changes in FTP for consumer deposits, partially offset by the impact of investment securities activity.

Refer to Business Segment & Corporate Results on page 63 for additional information on FTP.

Noninterest revenue was $911 million, compared with $7.6 billion in the prior year, driven by:

- the absence of the $7.9 billion net gain related to Visa shares recorded in the second quarter of 2024,

partially offset by

- lower net investment securities losses associated with repositioning the investment securities portfolio in Treasury and CIO. The prior year net loss was primarily related to sales of U.S. GSE and government agency MBS and U.S. Treasuries, and

- the $588 million First Republic-related gain recorded in the first quarter of 2025.

Noninterest expense was $1.8 billion, down 54%, primarily driven by:

- lower FDIC-related expense driven by releases of FDIC special assessment accruals of $763 million, compared with an accrual increase of $725 million in the first quarter of the prior year, and

- the absence of the following items recorded in the prior year

  - a $1.0 billion contribution of Visa shares to the JPMorgan Chase Foundation, and

  - restructuring and integration costs associated with First Republic.

Refer to Note 6 for additional information on Visa shares and FDIC-related expense, Note 10 and Note 13 for additional information on the investment securities portfolio and the allowance for credit losses, and Note 6 and Note 34 for additional information on the First Republic acquisition.

The current period income tax expense was driven by:

- changes in the level and mix of income and expenses subject to U.S. federal, state and local taxes,

partially offset by

- a $774 million income tax benefit recorded in the second quarter of 2025, driven by the resolution of certain tax audits and the impact of tax regulations related to foreign currency translation gains and losses finalized in 2024 and effective for 2025.

Other Corporate includes the Strategic Investment Group within the Firm's Security and Resiliency Initiative, as well as the Firm's international consumer initiatives, which primarily consist of Chase U.K., J.P. Morgan Personal Investing (formerly Nutmeg) and an ownership stake in C6 Bank.

The deposits within Corporate relate to the Firm's international consumer initiatives and have increased as a result of growth in customer accounts.

Treasury and CIO overview

Treasury and CIO is predominantly responsible for measuring, monitoring, reporting and managing the Firm's liquidity, funding, capital, structural interest rate and foreign exchange risks. The risks managed by Treasury and CIO arise from the activities undertaken by the Firm's three reportable business segments to serve their respective customer and client bases, which generate both on- and off-balance sheet assets and liabilities.

Treasury and CIO seeks to achieve the Firm's asset-liability management objectives generally by investing in high quality securities that are managed for the longer-term as part of the Firm's investment securities portfolio. Treasury and CIO also uses derivatives to meet the Firm's asset-liability management objectives. Refer to Note 5 for further information on derivatives. In addition, Treasury and CIO manages the Firm's cash position primarily through deposits at central banks and investments in short-term instruments. Refer to Liquidity Risk Management on pages 100–107 for further information on liquidity and funding risk. Refer to Market Risk Management on pages 133-142 for information on interest rate and foreign exchange risks.

The investment securities portfolio predominantly consists of U.S. and non-U.S. government securities, U.S. GSE and government agency and nonagency mortgage-backed securities, collateralized loan obligations, obligations of U.S. states and municipalities and other ABS. At December 31, 2025, the Treasury and CIO investment securities portfolio, net of the allowance for credit losses, was $774.0 billion, and the average credit rating of the securities comprising the portfolio was AA+ (based upon external ratings where available and, where not available, based primarily upon internal risk ratings). Refer to Note 10 for further information on the Firm's investment securities portfolio and internal risk ratings.

Selected income statement and balance sheet data

As of or for the year ended December 31, (in millions)	2025		2024	2023	
Investment securities losses	$ (58)		$ (1,020)	$ (3,180)	
Available-for-sale securities (average)	$463,541	(b)	$287,260	$ 200,708	(c)
Held-to-maturity securities (average)	271,309	(b)	321,384	402,010	(c)
Investment securities portfolio (average)	$734,850		$608,644	$ 602,718	
Available-for-sale securities (period-end)	$503,896	(b)	$403,796	$ 199,354	(c)
Held-to-maturity securities (period–end)	270,134	(b)	274,468	369,848	(c)
Investment securities portfolio, net of allowance for credit losses (period–end)(a)	$774,030		$678,264	$ 569,202	

(a) As of December 31, 2025, 2024 and 2023, the allowance for credit losses on investment securities was $73 million, $105 million and $94 million, respectively.

(b) During the third quarter of 2025, the Firm transferred $44.1 billion of investment securities from AFS to HTM for asset-liability management purposes.

(c) Effective January 1, 2023, the Firm adopted the portfolio layer method hedge accounting guidance. As permitted by the guidance, the Firm elected to transfer $7.1 billion of investment securities from HTM to AFS. Refer to Note 1 and Note 10 for additional information.

FIRMWIDE RISK MANAGEMENT

Risk is an inherent part of JPMorganChase's business activities. When the Firm extends a consumer or wholesale loan, advises customers and clients on their investment decisions, makes markets in securities, or offers other products or services, the Firm takes on some degree of risk. The Firm's overall objective is to manage its business, and the associated risks, in a manner that balances serving the interests of its clients, customers and investors, and protecting the safety and soundness of the Firm.

The Firm believes that effective risk management requires, among other things:

- Acceptance of responsibility, including identification and escalation of risks by all individuals within the Firm;

- Ownership of risk identification, assessment, data and management within each of the LOBs and Corporate; and

- A Firmwide risk governance and oversight structure.

The Firm follows a disciplined and balanced compensation framework with strong internal governance and independent oversight by the Board of Directors (the "Board"). The impact of risk and control issues is carefully considered in the Firm's performance evaluation and incentive compensation processes.

Risk governance framework

The Firm's risk governance framework involves understanding drivers of risks, types of risks and impacts of risks.



The Firm's risk governance and oversight functions align to:

Drivers of Risks	Types of Risks	Impacts of Risks
Factors that cause a risk to exist	Categories by which risks manifest themselves	Consequences of risks, both quantitative and qualitative

Drivers of risks are factors that cause a risk to exist. Drivers of risks include the economic environment, regulatory or government policy, competitor or market evolution, business decisions, process or judgment error, deliberate wrongdoing, dysfunctional markets and natural disasters.

Types of risks are categories by which risks manifest themselves. The Firm's risks are generally categorized in the following four risk types:

- Strategic risk is the risk to earnings, capital, liquidity or reputation associated with poorly-designed or failed business plans or an inadequate response to changes in the operating environment.

- Credit and investment risk is the risk associated with the default or change in credit profile of a client, counterparty or customer; or loss of principal or a reduction in expected returns on investments, including consumer credit risk, wholesale credit risk and investment portfolio risk.

- Market risk is the risk associated with the effect of changes in market factors, such as interest and foreign exchange rates, equity and commodity prices, credit spreads or implied volatilities, on the value of assets and liabilities held for both the short and long term.

- Operational risk is the risk of an adverse outcome resulting from inadequate or failed internal processes or systems; human factors; or external events impacting the Firm's processes or systems. Operational risk includes cybersecurity, compliance, conduct, legal, and estimations and model risk.

Impacts of risks are consequences of risks, both quantitative and qualitative. There may be many consequences when risks manifest themselves, including quantitative impacts such as a reduction in earnings and capital, liquidity outflows, and fines or penalties, or qualitative impacts such as damage to the Firm's reputation, loss of clients and customers, and regulatory and enforcement actions.

The Firm's risk governance framework is managed on a Firmwide basis. The Firm has an Independent Risk Management ("IRM") function, which is comprised of Risk Management and Compliance. The Firm's Chief Executive Officer ("CEO") appoints, subject to approval by the Risk Committee of the Board of Directors (the "Board Risk Committee"), the Firm's Chief Risk Officer ("CRO") to lead the IRM function and maintain the risk governance framework of the Firm. The framework is subject to approval by the Board Risk Committee through its review and approval of the Risk Governance and Oversight Policy.

The Firm's CRO oversees and delegates authority to the Firmwide Risk Executives ("FREs"), the Chief Risk Officers of the LOBs and Corporate ("LOB CROs"), and the Firm's Chief Compliance Officer ("CCO"), who, in turn, establish Risk Management and Compliance organizations, develop the Firm's risk governance policies and standards, and define and oversee the implementation of the Firm's risk governance framework. The LOB CROs oversee risks that arise in their LOBs and Corporate, while FREs oversee risks that span across the LOBs and Corporate, as well as functions and regions. Each area of the Firm that gives rise to risk is expected to operate within the parameters identified by the IRM function, and within the risk and control standards established by its own management.

Management's discussion and analysis

Three lines of defense

The Firm's "three lines of defense" are as follows:

The first line of defense consists of each LOB, Treasury and CIO, and certain Other Corporate initiatives, including their aligned Operations, Technology and Control Management. The first line of defense owns the risks, and identification of risks, associated with their respective activities and the design and execution of controls to manage those risks. Responsibilities also include adherence to applicable laws, rules and regulations and implementation of the risk governance framework established by IRM, which may include policies, standards, limits, thresholds and controls.

The second line of defense is the IRM function, which is separate from the first line of defense and is responsible for independently measuring risk, as well as assessing and challenging the risk management activities of the first line of defense. IRM is also responsible for the identification of risks within its organization, its own adherence to applicable laws, rules and regulations and for the development and implementation of policies and standards with respect to its own processes.

The third line of defense is Internal Audit, an independent function that provides objective assessment of the adequacy and effectiveness of Firmwide processes, controls, governance and risk management. The Internal Audit function is led by the General Auditor, who reports to the Audit Committee and administratively to the CEO.

In addition, there are other functions that contribute to the Firmwide control environment but are not considered part of a particular line of defense, including Corporate Finance, Human Resources and Legal. These other functions are responsible for the identification of risks within their respective organizations, adherence to applicable laws, rules and regulations and implementation of the risk governance framework established by IRM.

Risk identification and ownership

The LOBs and Corporate are responsible for the identification of risks within their respective organizations, as well as the design and execution of controls, including IRM-specified controls, to manage those risks. The IRM function reviews and challenges the material risks identified by each LOB and Corporate, and maintains a risk identification framework and a central risk inventory.

Risk appetite

The Firm's overall appetite for risk is governed by Risk Appetite frameworks for quantitative and qualitative risks. The Firm's risk appetite is periodically set and approved by senior management (including the CEO and CRO) and approved by the Board Risk Committee. Quantitative and qualitative risks are assessed to monitor and measure the Firm's capacity to take risk consistent with its stated risk appetite. Risk appetite results are reported to the Board Risk Committee.

Risk governance and oversight structure

The independent status of the IRM function is supported by a risk governance and oversight structure that provides channels for the escalation of risks and issues to senior management, the FRC and the Board of Directors, as appropriate.

The chart below illustrates the principal standing committees of the Board of Directors and key senior management-level committees in the Firm's risk governance and oversight structure. In addition, there are other committees, forums and channels of escalation that support the oversight of risk that are not shown in the chart below or described in this Form 10-K.



Board of Directors
Board Risk Committee
Public Responsibility Committee
Compensation and Management Development Committee
Corporate Governance and Nominating Committee
Audit Committee
Operating Committee
Chief Executive Officer(a)
Chief Risk Officer(b)
Chief Financial Officer
Line of Business CEOs
Chief Operating Officer
General Counsel
Global Chief Information Officer
Chief Data and Analytics Officer
Head of Human Resources
Global Head of Corporate Responsibility; Chairman of the Mid-Atlantic Region
General Auditor(c) (ex-officio member)
Key Management-Level Committees and Forums
Firmwide Risk Committee(d)
Asset and Liability Committee(e)
Firmwide Valuation Governance Forum
Line of Business, Regional Risk Committees and Firmwide Control Committee
Internal Audit

(a) The Firm's CEO is also the Chairman of the Board of Directors.
(b) The Firm's CRO reports to the Firm's CEO and the Board Risk Committee. The Firm's CRO may escalate directly to the Board of Directors (including its committees), as appropriate.
(c) The Firm's General Auditor reports to the Audit Committee and administratively to the Firm's CEO.
(d) The Firmwide Risk Committee escalates to the Board Risk Committee, as appropriate.
(e) The Asset and Liability Committee escalates to the Firm's CEO or the Board of Directors (including its committees), as appropriate.

The Firm's Operating Committee, which consists of the Firm's CEO, CRO, Chief Financial Officer ("CFO"), General Counsel, CEOs of the LOBs and other senior executives, is accountable to and may refer matters to the Firm's Board of Directors. The Operating Committee and certain other members of senior management are responsible for escalating to the Board the information necessary to facilitate the Board's exercise of its duties.

Board oversight

The Firm's Board of Directors actively oversees the business and affairs of the Firm. This includes monitoring the Firm's financial performance and condition and reviewing the strategic objectives and plans of the Firm. The Board carries out a significant portion of its oversight responsibilities through its principal standing committees, each of which consists solely of independent members of the Board.

The JPMorgan Chase Bank, N.A. Board of Directors is responsible for the oversight of management of the bank, which it discharges both acting directly and through the principal standing committees of the Firm's Board of Directors. Risk and control oversight on behalf of JPMorgan Chase Bank N.A. is primarily the responsibility of the Board Risk Committee and the Audit Committee, respectively, and, with respect to compensation and other management-related matters, the Compensation & Management Development Committee.

The Board Risk Committee assists the Board in its oversight of management's responsibility to implement a global risk management framework reasonably designed to identify, assess and manage the Firm's risks. The Board Risk Committee's responsibilities include approval of applicable primary risk policies and review of certain associated frameworks, analysis and reporting established by management. Breaches in risk appetite and parameters, issues that may have a material adverse impact on the Firm, including capital and liquidity issues, and other significant risk-related matters are escalated to the Board Risk Committee, as appropriate.

The Audit Committee assists the Board in its oversight of management's responsibilities to ensure that there is an effective system of controls reasonably designed to safeguard the Firm's assets and income, ensure the integrity of the Firm's financial statements, and maintain compliance with the Firm's ethical standards, policies, plans and procedures, and with laws and

Management's discussion and analysis

regulations. It also assists the Board in its oversight of the qualifications, independence and performance of the Firm's independent registered public accounting firm, and of the performance of the Firm's Internal Audit function.

The Compensation & Management Development Committee ("CMDC") assists the Board in its oversight of the Firm's compensation principles and practices. The CMDC reviews and approves the Firm's compensation and qualified benefits programs. The Committee reviews the performance of Operating Committee members against their goals, and approves their compensation awards. In addition, the CEO's compensation award is subject to ratification by the independent directors of the Board. The CMDC also reviews the development of and succession for key executives. As part of the Board's role of reinforcing, demonstrating and communicating the "tone at the top," the CMDC oversees the Firm's culture, including reviewing updates from management regarding significant conduct issues and any related actions with respect to employees, including compensation actions.

The Public Responsibility Committee oversees and reviews the Firm's positions and practices on public responsibility matters such as community investment, fair lending, sustainability, consumer practices and other public policy issues that reflect the Firm's values and character and could impact the Firm's reputation among its stakeholders. The Committee also provides guidance on these matters to management and the Board, as appropriate.

The Corporate Governance & Nominating Committee exercises general oversight with respect to the governance of the Board of Directors. It reviews the qualifications of and recommends to the Board proposed nominees for election to the Board. The Committee evaluates and recommends to the Board corporate governance practices applicable to the Firm. It also reviews the framework for assessing the Board's performance and self-evaluation.

Management oversight

The Firm's senior management-level committees that are primarily responsible for key risk-related functions include:

The Firmwide Risk Committee ("FRC") is the Firm's highest management-level risk committee. It oversees the risks inherent in the Firm's business and provides a forum for discussion of risk-related and other topics and issues that are raised or escalated by its members and other committees.

The Firmwide Control Committee ("FCC") is an escalation committee for senior management to review and discuss the Firmwide compliance and operational risk environment, including identified issues, compliance and operational risk metrics and significant events that have been escalated.

Line of Business and Regional Risk Committees are responsible for overseeing the governance, limits and controls that have been established within the scope of their respective activities. These committees review the ways in which the particular LOB or the businesses operating in a particular region could be exposed to adverse outcomes, with a focus on identifying, accepting, escalating and/or requiring remediation of matters brought to these committees.

The Control Committees for the LOBs and certain of the Corporate functions oversee the risk and control environment of their respective business or function, inclusive of Operational Risk, Compliance and Conduct Risks. As part of that mandate, they are responsible for reviewing indicators of elevated or emerging risks and other data that may impact the level of compliance and operational risk in a business or function, addressing key compliance and operational risk issues, with an emphasis on processes with control concerns, and overseeing control remediation.

The Asset and Liability Committee ("ALCO") is responsible for overseeing the Firm's asset and liability management ("ALM"), including the activities and frameworks supporting management of the balance sheet, liquidity risk, interest rate risk and capital risk.

The Firmwide Valuation Governance Forum ("VGF") is composed of senior finance and risk executives and is responsible for overseeing the management of risks arising from valuation activities conducted across the Firm.

Risk governance and oversight functions

The Firm monitors and measures its risk through risk governance and oversight functions. The scope of a particular function or business activity may include one or more drivers, types and/or impacts of risk. For example, Country Risk Management oversees country risk which may be a driver of risk or an aggregation of exposures that could give rise to multiple risk types such as credit or market risk.

The following sections discuss the risk governance and oversight functions that have been established to oversee the risks inherent in the Firm's business activities.

STRATEGIC RISK MANAGEMENT

Strategic risk is the risk to earnings, capital, liquidity or reputation associated with poorly-designed or failed business plans or an inadequate response to changes in the operating environment.

Management and oversight

The Operating Committee, together with the senior leadership of each LOB and Corporate, are responsible for managing strategic risk. IRM engages regularly in strategic business discussions and decision-making, including participation in relevant business reviews and senior management meetings, risk and control committees and other relevant governance forums, and review of acquisitions and new business initiatives. The Board of Directors oversees management's strategic decisions, and the Board Risk Committee oversees IRM and the Firm's risk governance framework.

In addition, IRM conducts a qualitative assessment of the LOB and Corporate strategic initiatives to assess their impact on the risk profile of the Firm.

The Firm's strategic planning process, which includes the development of the Firm's strategic plan and other strategic initiatives, is one component of managing the Firm's strategic risk. The strategic plan outlines the Firm's strategic framework and initiatives, and includes components such as budget, risk appetite, capital, earnings and asset-liability management objectives. Guided by the Firm's Business Principles, the Operating Committee and senior management teams in each LOB and Corporate review and update the strategic plan periodically, including evaluating the strategic framework and performance of strategic initiatives, assessing the operating environment, refining existing strategies and developing new strategies.

The Firm's strategic plan, together with IRM's assessment, are provided to the Board as part of its review and approval of the Firm's strategic plan, and the plan is also reflected in the Firm's budget.

The Firm's balance sheet strategy, which focuses on risk-adjusted returns, strong capital and robust liquidity, is also a component in the management of strategic risk. Refer to Capital Risk Management on pages 89–99 for further information on capital risk. Refer to Liquidity Risk Management on pages 100–107 for further information on liquidity risk. Refer to Reputation Risk Management on page 108 for further information on reputation risk.

Capital risk is the risk that the Firm has an insufficient level or composition of capital to support the Firm's business activities and associated risks during normal economic environments and under stressed conditions.

A strong capital position is essential to the Firm's business strategy and competitive position. Maintaining a strong balance sheet to manage through economic volatility is a strategic imperative of the Firm's Board of Directors, CEO and Operating Committee. The Firm's "fortress balance sheet" philosophy focuses on risk-adjusted returns, strong capital and robust liquidity. The Firm's capital risk management strategy focuses on maintaining long-term stability to enable the Firm to build and invest in market-leading businesses, including in highly stressed environments. Senior management considers the implications on the Firm's capital prior to making significant decisions that could impact future business activities. In addition to considering the Firm's earnings outlook, senior management evaluates all sources and uses of capital with a view to ensuring the Firm's capital strength.

Capital risk management

The Firm has a Capital Risk Management function whose primary objective is to provide independent oversight of capital risk across the Firm.

Capital Risk Management's responsibilities include:

- Defining, monitoring and reporting capital risk metrics;

- Establishing, calibrating and monitoring capital risk limits and indicators, including capital risk appetite;

- Developing processes to classify, monitor and report capital limit breaches;

- Performing assessments of the Firm's capital management activities, including changes made to the Contingency Capital Plan described below; and

- Conducting independent review of the Firm's interpretation of and compliance with the applicable regulatory capital rules and guidance relating to the calculation of regulatory capital.

Capital management

Treasury and CIO is responsible for capital management.

The primary objectives of the Firm's capital management are to:

- Maintain sufficient capital in order to continue to build and invest in the Firm's businesses through normal economic cycles and in stressed environments;

- Retain flexibility to take advantage of future investment opportunities;

- Promote the Parent Company's ability to serve as a source of strength to its subsidiaries;

- Ensure the Firm operates above the minimum regulatory capital ratios as well as maintain "well-capitalized" status for the Firm and its principal insured depository institution ("IDI") subsidiary, JPMorgan Chase Bank, N.A., at all times under applicable regulatory capital requirements;

- Meet capital distribution objectives; and

- Maintain sufficient capital resources to operate throughout a resolution period in accordance with the Firm's preferred resolution strategy.

The Firm addresses these objectives through:

- Establishing internal minimum capital requirements and maintaining a strong capital governance framework. The internal minimum capital levels consider the Firm's regulatory capital requirements as well as an internal assessment of capital adequacy, in normal economic cycles and in stress events;

- Retaining flexibility in order to react to a range of potential events; and

- Regularly monitoring the Firm's capital position and following prescribed escalation protocols, both at the Firm and material legal entity levels.

Governance

Committees responsible for overseeing the Firm's capital management include the Capital Governance Committee, the Firmwide ALCO as well as regional ALCOs, and the CIO, Treasury and Corporate ("CTC") Risk Committee. In addition, the Board Risk Committee periodically reviews the Firm's capital risk tolerance. Refer to Firmwide Risk Management on pages 83–87 for additional discussion of the Firmwide ALCO and other risk-related committees.

Capital planning and stress testing

Comprehensive Capital Analysis and Review
The Federal Reserve requires the Firm, as a large Bank Holding Company ("BHC"), to submit at least annually a capital plan that has been reviewed and approved by the Board of Directors. The Federal Reserve uses Comprehensive Capital Analysis and Review ("CCAR") and other stress testing processes to assess whether large BHCs, such as the Firm, have sufficient capital during periods of economic and financial stress, and have robust, forward-looking capital assessment and planning processes in place that address each BHC's unique risks to enable it to absorb losses under certain stress scenarios. Through CCAR, the Federal Reserve evaluates each BHC's capital adequacy and internal capital adequacy assessment processes ("ICAAP"), as well as its plans to make capital distributions, such as dividend payments or stock repurchases. The Federal

Management's discussion and analysis

Reserve uses results under the severely adverse scenario from its supervisory stress test to determine each firm's Stress Capital Buffer ("SCB") requirement for the coming year.

The Firm's current SCB requirement is 2.5% and will remain in effect through September 30, 2027, based on the current rules. The Firm's Standardized CET1 capital ratio requirement, including regulatory buffers, was 11.5% as of December 31, 2025. Refer to Key Regulatory Developments on page 91 for information related to proposed changes to the SCB requirement and stress testing framework.

Refer to Capital actions on page 97 for information on actions taken by the Firm's Board of Directors.

Internal Capital Adequacy Assessment Process
Annually, the Firm prepares the ICAAP, which informs the Board of Directors of the ongoing assessment of the Firm's processes for managing the sources and uses of capital as well as compliance with supervisory expectations for capital planning and capital adequacy. The Firm's ICAAP integrates stress testing protocols with capital planning. The Firm's Audit Committee is responsible for reviewing and approving the capital planning framework.

Stress testing assesses the potential impact of alternative economic and business scenarios on the Firm's earnings and capital. Economic scenarios, and the parameters underlying those scenarios, are defined centrally and applied uniformly across the businesses. These scenarios are articulated in terms of macroeconomic factors, which are key drivers of business results; global market shocks, which generate short-term but severe trading losses; and idiosyncratic operational risk events. The scenarios are intended to capture and stress key vulnerabilities and idiosyncratic risks facing the Firm. In addition to CCAR and other periodic stress testing, management also considers tailored stress scenarios and sensitivity analyses, as necessary.

Contingency Capital Plan
The Firm's Contingency Capital Plan establishes the capital management framework for the Firm and specifies the principles underlying the Firm's approach towards capital management in normal economic conditions and in stressed environments. The Contingency Capital Plan defines how the Firm calibrates its targeted capital levels and meets minimum capital requirements, monitors the ongoing appropriateness of planned capital distributions, and sets out the capital contingency actions that are expected to be taken or considered at various levels of capital depletion during a period of stress.

Regulatory capital
The Federal Reserve establishes capital requirements, including well-capitalized standards, for the Firm as a consolidated financial holding company. The Office of the Comptroller of the Currency ("OCC") establishes similar minimum capital requirements and standards for the Firm's principal IDI subsidiary, JPMorgan Chase Bank, N.A. The U.S. capital requirements generally follow the Capital Accord of the Basel Committee, as amended from time to time.

Basel III Overview
The capital rules under Basel III establish minimum capital ratios and overall capital adequacy standards for large and internationally active U.S. BHCs and banks, including the Firm and JPMorgan Chase Bank, N.A. The minimum amount of regulatory capital that must be held by BHCs and banks is determined by calculating RWA, which are on-balance sheet assets and off-balance sheet exposures, weighted according to risk. Under the rules currently in effect, two comprehensive approaches are prescribed for calculating Basel III RWA: a standardized approach ("Standardized"), and an advanced approach ("Advanced").

For each of these risk-based capital ratios, the capital adequacy of the Firm is evaluated against the lower of the Standardized or Advanced approaches compared to their respective regulatory capital ratio requirements.

The current Basel III rules establish capital requirements for calculating credit risk RWA and market risk RWA, and in the case of Advanced, operational risk RWA. Key differences in the calculation of credit risk RWA between the Standardized and Advanced approaches are that for Advanced, credit risk RWA is based on risk-sensitive approaches which largely rely on the use of internal credit models and parameters, whereas for Standardized, credit risk RWA is generally based on supervisory risk-weightings which vary primarily by counterparty type and asset class. The models used in Advanced are subject to periodic review and calibration, which can impact RWA results. Market risk RWA is generally calculated consistently between Standardized and Advanced. In addition to the RWA calculated under these approaches, the Firm may supplement such amounts to incorporate management judgment and feedback from its regulators.

As of December 31, 2025, the Advanced risk-based ratios became more binding on the Firm than the Standardized risk-based ratios, primarily reflecting the increase in Advanced RWA related to the Apple Card transaction and a reduction in the Firm's SCB requirement which only applies to the Standardized risk-based ratios.

Additionally, Basel III requires that Advanced Approaches banking organizations, including the Firm, calculate their SLRs. Refer to page 96 for additional information on SLR.

Key Regulatory Developments

Enhanced SLR Final Rule

In November 2025, the Federal Reserve, the OCC and the FDIC issued the final rule amending the enhanced Supplementary Leverage Ratio ("eSLR") requirements for Global Systemically Important Banks ("GSIB") BHCs and their IDI subsidiaries by revising the current static leverage buffers at the BHC and IDI levels to 50% of the BHC's U.S. Method 1 GSIB Surcharge, which is referred to as the "eSLR buffer." For IDI subsidiaries, the eSLR buffer is capped at 1%. In addition, the rule made corresponding adjustments to the leverage-based total loss-absorbing capacity ("TLAC") and eligible long-term debt ("eligible LTD") requirements by replacing the former TLAC leverage buffer with the eSLR buffer and replacing the former static leverage-based eligible LTD requirement with a requirement of 2.5% plus the eSLR buffer. Further, the rule removes the eSLR threshold for an IDI subsidiary of a U.S. GSIB to be considered "well capitalized" under the prompt corrective action framework and instead applies the eSLR as a capital buffer requirement. The final rule, with an effective date of April 1, 2026, allows for early adoption, which the Firm has elected, effective January 1, 2026.

Refer to page 92 for information on the U.S. Method 1 GSIB Surcharge.

Enhanced Transparency and Public Accountability of the Supervisory Stress Test

In October 2025, the Federal Reserve issued proposals to enhance the transparency and public accountability of its annual stress test. The proposals would require the Federal Reserve to publish for public comment comprehensive documentation concerning the supervisory stress test models and annual stress test scenarios, including the scenarios for the upcoming 2026 stress test. The proposals also introduce an enhanced disclosure process under which material changes to stress test models and scenarios would be subject to public comment prior to implementation. Based on the Federal Reserve's analysis, the proposed changes to the stress test models and scenarios are not expected to change materially the SCB for firms, such as JPMorganChase, that are subject to the supervisory stress test. In February 2026, the Federal Reserve released the final 2026 supervisory stress test scenarios, while announcing that SCB requirements for large banks, including the Firm, will remain at current levels through September 30, 2027 with new requirements to be calculated in 2027 based on revised models that incorporate public feedback.

SCB Volatility Reduction

In April 2025, the Federal Reserve proposed changes to the calculation of the SCB for large BHCs, including the Firm. The proposal aims to reduce SCB volatility by using the average of supervisory stress results from the previous two annual stress tests to calculate the SCB. The proposal would also modify the annual effective date of the SCB from October 1 to January 1 and make targeted changes to reporting requirements in order to streamline data collection.

U.S. Basel III Finalization

In July 2023, the Federal Reserve, the OCC and the FDIC released a proposal to amend the risk-based capital framework, entitled "Regulatory capital rule: Amendments applicable to large banking organizations and to banking organizations with significant trading activity", which is referred to in this Form 10-K as the "U.S. Basel III proposal." Under this proposal, changes to the framework would include replacement of the Advanced approach with an expanded risk-based approach for the calculation of RWA. In addition, the stress capital buffer requirement would be applicable to both the expanded risk-based approach and the Standardized approach.

GSIB Surcharge and TLAC and Eligible LTD Requirements

In July 2023, the Federal Reserve released a proposal to amend the calculation of the GSIB surcharge. Under the proposal, the annual GSIB surcharge would be based on an average of the quarterly surcharge calculations throughout the calendar year, with daily averaging required for certain measures. The proposal would also reduce surcharge increments from 50 bps to 10 bps and includes other technical amendments to the "Method 2" calculation. The proposed changes would revise risk-based capital requirements for the Firm and other U.S. GSIBs. Refer to Risk-based Capital Regulatory Requirements on page 92 for further information on the GSIB surcharge.

Additionally, in August 2023, the Federal Reserve, the FDIC and the OCC released a proposal to expand the eligible long-term debt ("eligible LTD") and clean holding company requirements under the existing total loss-absorbing capacity ("TLAC") rule to apply to non-GSIB banks with $100 billion or more in total consolidated assets. The proposal would also reduce the amount of LTD with remaining maturities of less than two years that count towards a U.S. GSIB's TLAC requirement and expand the existing capital deduction framework for LTD issued by GSIBs to include LTD issued by non-GSIB banks subject to the LTD requirements.

Finalization of the above proposals, including the required implementation dates, is uncertain. The Firm continues to monitor developments and potential impacts.

Management's discussion and analysis

Risk-based Capital Regulatory Requirements
The following chart presents the CET1 capital regulatory ratio requirements for the Firm under the Basel III rules currently in effect.



All banking institutions are currently required to have a minimum CET1 capital ratio of 4.5% of risk-weighted assets.

Certain banking organizations, including the Firm, are required to hold additional levels of capital to serve as a "capital conservation buffer." The capital conservation buffer incorporates a GSIB surcharge, a discretionary countercyclical capital buffer and a fixed capital conservation buffer of 2.5% for Advanced regulatory capital requirements, as well as a variable SCB requirement, floored at 2.5%, for Standardized regulatory capital requirements.

Under the Federal Reserve's GSIB rule, the Firm is required to assess its GSIB surcharge on an annual basis under two separately prescribed methods based on data for the previous fiscal year-end, and is subject to the higher of the two. "Method 1" reflects the GSIB surcharge as prescribed by the Basel Committee's assessment methodology, and is calculated across five criteria: size, cross-jurisdictional activity, interconnectedness, complexity and substitutability. "Method 2" modifies the Method 1 requirements to include a measure of short-term wholesale funding in place of substitutability, and introduces a GSIB score "multiplication factor."

The following table presents the Firm's effective GSIB surcharge for the years ended December 31, 2025 and 2024. For 2026, the Firm's effective regulatory minimum GSIB surcharge calculated under both Method 1 and Method 2 remains unchanged at 2.5% and 4.5%, respectively.

	2025	2024
Method 1	**2.5 %**	2.5 %
Method 2	**4.5 %**	4.5 %

The U.S. federal regulatory capital standards include a framework for setting a discretionary countercyclical capital buffer taking into account the macro financial environment in which large, internationally active banks function. As of December 31, 2025, the U.S. countercyclical capital buffer remained at 0%. The Federal Reserve will continue to review the buffer at least annually. The buffer can be increased if the Federal Reserve, the FDIC and the OCC determine that systemic risks are meaningfully above normal and can be calibrated up to an additional 2.5% of RWA subject to a 12-month implementation period.

Failure to maintain regulatory capital equal to or in excess of the risk-based regulatory capital minimum plus the capital conservation buffer (inclusive of the GSIB surcharge) and any countercyclical buffer will result in limitations to the amount of capital that the Firm may distribute, such as through dividends and common share repurchases, as well as on discretionary bonus payments for certain executive officers.

Total Loss-Absorbing Capacity
The Federal Reserve's TLAC rule requires the U.S. GSIB top-tier holding companies, including the Firm, to maintain minimum levels of external TLAC and eligible LTD. These requirements were updated in the eSLR final rule which the Firm has elected to early adopt effective January 1, 2026. Refer to Key Regulatory Developments on page 91 for additional information related to the eSLR final rule.

Refer to page 98 for additional information related to TLAC.

Leverage-based Capital Regulatory Requirements
Supplementary leverage ratio
Banking organizations subject to the Advanced approach are currently required to have a minimum SLR of 3.0%. Certain banking organizations, including the Firm, are also required to hold an additional 2.0% leverage buffer. The SLR is defined as Tier 1 capital under Basel III divided by the Firm's total leverage exposure. Total leverage exposure is calculated by taking the Firm's total average on-balance sheet assets, less amounts permitted to be deducted for Tier 1 capital, and adding certain off-balance sheet exposures, as defined in regulatory capital rules. These requirements were updated in the eSLR final rule which the Firm has elected to early adopt effective January 1, 2026. Refer to Key Regulatory Developments on page 91 for additional information related to the eSLR final rule.

Refer to page 96 for additional information related to SLR.

Failure to maintain an SLR equal to or greater than the regulatory requirement will result in limitations on the amount of capital that the Firm may distribute such as through dividends and common share repurchases, as well as on discretionary bonus payments for certain executive officers.

Other regulatory capital
In addition to meeting the capital ratio requirements of Basel III, the Firm and its principal IDI subsidiary, JPMorgan Chase Bank, N.A., must also maintain minimum capital and leverage ratios in order to be "well-capitalized" under the regulations issued by the Federal Reserve and the Prompt Corrective Action requirements of the FDIC Improvement Act, respectively. Refer to Note 27 for additional information.

Additional information regarding the Firm's capital ratios, as well as the U.S. federal regulatory capital standards to which the Firm is subject, is presented in Note 27. Refer to the Firm's Pillar 3 Regulatory Capital Disclosures reports, which are available on the Firm's website, for further information on the Firm's current capital measures.

Management's discussion and analysis

Selected capital and RWA data

The following tables present the Firm's risk-based capital metrics under both the Standardized and Advanced approaches and leverage-based capital metrics. Refer to Note 27 for JPMorgan Chase Bank, N.A.'s risk-based and leverage-based capital metrics. First Republic Bank was not subject to Advanced approach regulatory capital requirements. As a result, for certain exposures associated with the First Republic acquisition, Advanced RWA and any impact on Advanced Total capital is calculated under the Standardized approach as permitted by the transition provisions in the U.S. capital rules. Refer to Note 34 for additional information on the First Republic acquisition.

(in millions, except ratios)	Standardized December 31, 2025	Standardized December 31, 2024	Standardized Capital ratio requirements[d]	Advanced December 31, 2025	Advanced December 31, 2024	Advanced Capital ratio requirements[d]
Risk-based capital metrics:[a]						
CET1 capital	$ 288,469	$ 275,513		$ 288,469	$ 275,513	
Tier 1 capital	307,630	294,881		307,630	294,881	
Total capital	343,843	325,589		328,962 [e]	311,898 [e]	
Risk-weighted assets	1,981,692 [b]	1,757,460		2,045,249 [b][e]	1,740,429 [e]	
CET1 capital ratio	14.6 % [c]	15.7 %	11.5 %	14.1 % [c]	15.8 %	11.5 %
Tier 1 capital ratio	15.5 [c]	16.8	13.0	15.0 [c]	16.9	13.0
Total capital ratio	17.4 [c]	18.5	15.0	16.1 [c]	17.9	15.0

(a) As of January 1, 2025, the benefit from the CECL capital transition provision had been fully phased out. For the year ended December 31, 2024, CET1 capital reflected a $720 million benefit. Refer to Note 27 for additional information.

(b) Includes approximately $23 billion under the Standardized approach and approximately $110 billion under the Advanced approach related to the Apple Card transaction. Advanced RWA is expected to reduce to approximately $30 billion once the necessary modeling steps are completed, which is expected in the near term.

(c) Includes decreases of approximately 25 basis points under the Standardized approach and approximately 90 basis points under the Advanced approach related to the Apple Card transaction. The impact under the Advanced approach is expected to reduce to approximately 30 basis points once the necessary modeling steps are completed, which is expected in the near term.

(d) Represents minimum requirements and regulatory buffers applicable to the Firm for the year ended December 31, 2025. For the year ended December 31, 2024, the Standardized CET1, Tier 1, and Total capital ratio requirements applicable to the Firm were 12.3%, 13.8%, and 15.8%, respectively; the Advanced CET1, Tier 1, and Total capital ratio requirements applicable to the Firm were 11.5%, 13.0%, and 15.0%, respectively. Refer to Note 27 for additional information.

(e) Includes the impacts of certain assets associated with First Republic to which the Standardized approach has been applied as permitted by the transition provisions in the U.S. capital rules.

Three months ended (in millions, except ratios)	December 31, 2025	December 31, 2024	Capital ratio requirements[c]
Leverage-based capital metrics:[a]			
Adjusted average assets[b]	$ 4,472,394	$ 4,070,499	
Tier 1 leverage ratio	6.9 %	7.2 %	4.0 %
Total leverage exposure	$ 5,302,001	$ 4,837,568	
SLR	5.8 %	6.1 %	5.0 %

(a) As of January 1, 2025, the benefit from the CECL capital transition provision had been fully phased out. The capital metrics for the year ended December 31, 2024 reflected the CECL capital transition provisions. Refer to Note 27 for additional information.

(b) Adjusted average assets, for purposes of calculating the leverage ratios, includes quarterly average assets adjusted for on-balance sheet assets that are subject to deduction from Tier 1 capital, predominantly goodwill (inclusive of estimated equity method goodwill) and other intangible assets.

(c) Represents minimum requirements and regulatory buffers applicable to the Firm. Refer to Note 27 for additional information.

Capital components

The following table presents reconciliations of total stockholders' equity to CET1 capital, Tier 1 capital and Total capital as of December 31, 2025 and 2024.

(in millions)	December 31, 2025	December 31, 2024
Total stockholders' equity	$ 362,438	$ 344,758
Less: Preferred stock	20,045	20,050
Common stockholders' equity	342,393	324,708
Add:		
Certain deferred tax liabilities[a]	2,916	2,943
Other CET1 capital adjustments[b]	(198)	4,499
Less:		
Goodwill[c]	54,082	53,763
Other intangible assets	2,560	2,874
Standardized/Advanced CET1 capital	288,469	275,513
Add: Preferred stock	20,045	20,050
Less: Other Tier 1 adjustments	884	682
Standardized/Advanced Tier 1 capital	$ 307,630	$ 294,881
Long-term debt and other instruments qualifying as Tier 2 capital	$ 13,539	$ 10,312
Qualifying allowance for credit losses[d]	23,733	20,992
Other	(1,059)	(596)
Standardized Tier 2 capital	$ 36,213	$ 30,708
Standardized Total capital	$ 343,843	$ 325,589
Adjustment in qualifying allowance for credit losses for Advanced Tier 2 capital[e][f]	(14,881)	(13,691)
Advanced Tier 2 capital	$ 21,332	$ 17,017
Advanced Total capital	$ 328,962	$ 311,898

(a) Represents deferred tax liabilities related to tax-deductible goodwill and to identifiable intangibles created in nontaxable transactions, which are netted against goodwill and other intangibles when calculating CET1 capital.

(b) As of December 31, 2025 and 2024, included a net reduction for certain deferred tax assets related to tax attribute carryforwards of $1.8 billion and $125 million, respectively, and a net benefit associated with cash flow hedges and debit valuation adjustments ("DVA") related to structured notes recorded in AOCI of $2.6 billion and $5.2 billion, respectively. As of January 1, 2025, the benefit from the CECL capital transition provision had been fully phased out. The year ended December 31, 2024 included benefit from the CECL capital transitions of $720 million.

(c) Goodwill deducted from capital includes goodwill associated with equity method investments in nonconsolidated financial institutions based on regulatory requirements. Refer to page 132 for additional information on principal investment risk.

(d) Represents the allowance for credit losses eligible for inclusion in Tier 2 capital up to 1.25% of credit risk RWA. As of January 1, 2025, the benefit from the CECL capital transition provision had been fully phased out. The year ended December 31, 2024 included the impact of the CECL capital transition provision with any excess deducted from RWA. Refer to Note 27 for additional information on the CECL capital transition.

(e) Represents an adjustment to qualifying allowance for credit losses for the excess of eligible credit reserves over expected credit losses up to 0.6% of credit risk RWA. As of January 1, 2025, the benefit from the CECL capital transition provision had been fully phased out. The year ended December 31, 2024 included the impact of the CECL capital transition provision with any excess deducted from RWA.

(f) As of December 31, 2025 and 2024, included an incremental $468 million and $541 million allowance for credit losses, respectively, on certain assets associated with First Republic to which the Standardized approach has been applied, as permitted by the transition provisions in the U.S. capital rules.

Capital rollforward

The following table presents the changes in CET1 capital, Tier 1 capital and Tier 2 capital for the year ended December 31, 2025.

Year ended December 31, (in millions)	2025
Standardized/Advanced CET1 capital at December 31, 2024	$ 275,513
Net income applicable to common equity	55,949
Dividends declared on common stock	(16,060)
Net purchase of treasury stock	(30,573)
Changes in additional paid-in capital	203
Changes related to AOCI applicable to capital:	
Unrealized gains/(losses) on investment securities	3,569
Translation adjustments, net of hedges[a]	1,339
Fair value hedges	64
Defined benefit pension and other postretirement employee benefit ("OPEB") plans	579
Changes related to other CET1 capital adjustments[b]	(2,114)
Change in Standardized/Advanced CET1 capital	12,956
Standardized/Advanced CET1 capital at December 31, 2025	**$288,469**
Standardized/Advanced Tier 1 capital at December 31, 2024	$ 294,881
Change in CET1 capital[b]	12,956
Net redemptions of noncumulative perpetual preferred stock	(5)
Other	(202)
Change in Standardized/Advanced Tier 1 capital	12,749
Standardized/Advanced Tier 1 capital at December 31, 2025	**$307,630**
Standardized Tier 2 capital at December 31, 2024	$ 30,708
Change in long-term debt and other instruments qualifying as Tier 2[c]	3,227
Change in qualifying allowance for credit losses[b]	2,741
Other	(463)
Change in Standardized Tier 2 capital	5,505
Standardized Tier 2 capital at December 31, 2025	**$ 36,213**
Standardized Total capital at December 31, 2025	**$343,843**
Advanced Tier 2 capital at December 31, 2024	$ 17,017
Change in long-term debt and other instruments qualifying as Tier 2[c]	3,227
Change in qualifying allowance for credit losses[b][d]	1,551
Other	(463)
Change in Advanced Tier 2 capital	4,315
Advanced Tier 2 capital at December 31, 2025	**$ 21,332**
Advanced Total capital at December 31, 2025	**$328,962**

(a) Includes foreign currency translation adjustments and the impact of related derivatives.

(b) Reflects the final phase out of the CECL benefit as well as deductions for certain deferred tax assets related to tax attribute carryforwards. Refer to Note 27 for additional information on the CECL capital transition.

(c) Includes issuance of $4.0 billion of subordinated notes due 2036. Refer to Long-term funding on page 106 and Note 20 for additional information on the Firm's subordinated debt.

(d) As of December 31, 2025 and 2024, included an incremental $468 million and $541 million allowance for credit losses, respectively, on certain assets associated with First Republic to which the Standardized approach has been applied, as permitted by the transition provisions in the U.S. capital rules.

Management's discussion and analysis

RWA rollforward
The following table presents changes in the components of RWA under Standardized and Advanced approaches for the year ended December 31, 2025. The amounts in the rollforward categories are estimates, based on the predominant driver of the change.

Year ended December 31, 2025 (in millions)	Standardized			Advanced			
	Credit risk RWA[c]	Market risk RWA	Total RWA	Credit risk RWA[c][d]	Market risk RWA	Operational risk RWA	Total RWA
December 31, 2024	$ 1,672,763	$ 84,697	$ 1,757,460	$ 1,218,005	$ 85,132	$ 437,292	$ 1,740,429
Model & data changes[a]	(3,505)	(4,128)	(7,633)	(2,862)	(4,128)	—	(6,990)
Movement in portfolio levels[b]	220,151	11,714	231,865	278,662	11,994	21,154	311,810
Changes in RWA	216,646	7,586	224,232	275,800	7,866	21,154	304,820
December 31, 2025	**$ 1,889,409**	**$ 92,283**	**$ 1,981,692**	**$ 1,493,805**	**$ 92,998**	**$ 458,446**	**$ 2,045,249**

(a) Model & data changes refer to material movements in levels of RWA as a result of revised methodologies and/or treatment per regulatory guidance (exclusive of rule changes).
(b) Movement in portfolio levels (inclusive of rule changes) refers to: for Credit risk RWA, changes in book size, including the impact of the Apple Card transaction, changes in composition and credit quality, market movements, and deductions for excess eligible allowances for credit losses not eligible for inclusion in Tier 2 capital; for Market risk RWA, changes in position and market movements; and for Operational risk RWA, updates to cumulative losses, macroeconomic model inputs, and other model parameters.
(c) As of December 31, 2025 and 2024, the Standardized Credit risk RWA included wholesale and retail off balance-sheet RWA of $268.5 billion and $208.0 billion, respectively; and the Advanced Credit risk RWA included wholesale and retail off balance-sheet RWA of $223.0 billion and $192.1 billion, respectively.
(d) As of December 31, 2025 and 2024, Credit risk RWA reflected approximately $37.4 billion and $43.3 billion, respectively, of RWA calculated under the Standardized approach for certain assets associated with First Republic as permitted by the transition provisions in the U.S. capital rules.

Refer to the Firm's Pillar 3 Regulatory Capital Disclosures reports, which are available on the Firm's website, for further information on Credit risk RWA, Market risk RWA and Operational risk RWA.

Supplementary leverage ratio
The following table presents the components of the Firm's SLR.

Three months ended (in millions, except ratio)	December 31, 2025	December 31, 2024
Tier 1 capital	$ 307,630	$ 294,881
Total average assets	4,529,418	4,125,167
Less: Regulatory capital adjustments[a]	57,024	54,668
Total adjusted average assets[b]	4,472,394	4,070,499
Add: Off-balance sheet exposures[c]	829,607	767,069
Total leverage exposure	**$ 5,302,001**	**$ 4,837,568**
SLR	**5.8 %**	6.1 %

(a) For purposes of calculating the SLR, includes quarterly average assets adjusted for on-balance sheet assets that are subject to deduction from Tier 1 capital, predominantly goodwill (inclusive of estimated equity method goodwill) and other intangible assets. As of January 1, 2025, the benefit from the CECL capital transition provision had been fully phased out. The year ended December 31, 2024 included adjustments for the CECL capital transition provisions. Refer to Note 27 for additional information on the CECL capital transition.
(b) Adjusted average assets used for the calculation of Tier 1 leverage ratio.
(c) Off-balance sheet exposures are calculated as the average of the three month-end spot balances on applicable regulatory exposures during the reporting quarter. Refer to the Firm's Pillar 3 Regulatory Capital Disclosures reports for additional information.

Line of business and Corporate equity
Each LOB and Corporate is allocated capital by taking into consideration a variety of factors including capital levels of similarly rated peers and applicable regulatory capital requirements. ROE is measured and internal targets for expected returns are established as key measures of an LOB's performance.

The Firm's current equity allocation methodology incorporates Standardized RWA and the GSIB surcharge, both under rules currently in effect, as well as a simulation of capital depletion in a severe stress environment. At least annually, the assumptions, judgments and methodologies used to allocate capital are reassessed and, as a result, the capital allocated to the LOBs and Corporate may change. As of January 1, 2026, changes to the Firm's capital allocations are primarily a result of updates to the Firm's current capital requirements and changes in RWA for each LOB under rules currently in effect. Any capital that the Firm has accumulated in excess of these current requirements, including the capital required to meet the potential increased requirements of the U.S. Basel III proposal, has been retained in Corporate in addition to its allocated balance.

The following table presents the capital allocated to each LOB and Corporate.

(in billions)	January 1, 2026	December 31, 2025	December 31, 2024
Consumer & Community Banking	$ 61.5	$ 56.0	$ 54.5
Commercial & Investment Bank	166.5	149.5	132.0
Asset & Wealth Management	16.0	16.0	15.5
Corporate	98.4	120.9	122.7
Total common stockholders' equity	**$ 342.4**	**$ 342.4**	**$ 324.7**

Capital actions

Common stock dividends

The Firm's common stock dividends are planned as part of the Capital Management governance framework in line with the Firm's capital management objectives.

On December 9, 2025, the Firm announced that its Board of Directors had declared a quarterly common stock dividend of $1.50 per share, payable on January 31, 2026. The Firm's dividends are subject to approval by the Board of Directors on a quarterly basis.

Refer to Note 21 and Note 26 for information regarding dividend restrictions.

The following table shows the common dividend payout ratio based on net income applicable to common equity.

Year ended December 31,	2025	2024	2023
Common dividend payout ratio	29 %	24 %	25 %

Common stock repurchases

On July 1, 2025, the Firm announced that its Board of Directors had authorized a new $50 billion common share repurchase program, effective July 1, 2025. Through June 30, 2025, the Firm was authorized to purchase up to $30 billion of common shares under its previously-approved common share repurchase program that was announced on June 28, 2024.

The following table sets forth the Firm's repurchases of common stock for the years ended December 31, 2025, 2024 and 2023.

Year ended December 31, (in millions)	2025	2024	2023
Total number of shares of common stock repurchased	114.4	91.7	69.5
Aggregate purchase price of common stock repurchases[a]	$ 31,640	$ 18,841	$ 9,898

(a) Excludes excise tax and commissions.

The Board of Directors' authorization to repurchase common shares is utilized at management's discretion. The common share repurchase program approved by the Board of Directors does not establish specific price targets or timetables. Management determines the amount and timing of common share repurchases based on various factors, including market conditions; legal and regulatory considerations affecting the amount and timing of repurchase activity; the Firm's capital position (taking into account goodwill and intangibles); organic capital generation; current and proposed future capital requirements; and other investment opportunities. The amount of common shares that the Firm repurchases in any period may be substantially more or less than the amounts estimated or actually repurchased in prior periods, reflecting the dynamic nature of the decision-making process. The Firm's common share repurchases may be suspended by management at any time; and may be executed through open market purchases or privately negotiated transactions, or utilizing Rule 10b5-1 plans, which are written trading plans that the Firm may enter into from time to time under Rule 10b5-1 of the Securities Exchange Act of 1934 and which allow the Firm to repurchase its common shares during periods when it may otherwise not be repurchasing common shares — for example, during internal trading blackout periods.

Refer to Capital planning and stress testing on pages 89–90 for additional information.

Refer to Part II, Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities on page 33 of this 2025 Form 10-K for additional information regarding repurchases of the Firm's equity securities.

Preferred stock

Preferred stock dividends were $1.1 billion, $1.3 billion, and $1.5 billion for the years ended December 31, 2025, 2024, and 2023, respectively.

During the year ended December 31, 2025, the Firm issued and redeemed certain series of non-cumulative preferred stock. Refer to Note 21 for additional information on the Firm's preferred stock, including the issuance and redemption of preferred stock.

Management's discussion and analysis

Other capital requirements

Total Loss-Absorbing Capacity

The Federal Reserve's TLAC rule requires the U.S. GSIB top-tier holding companies, including the Firm, to maintain minimum levels of external TLAC and eligible long-term debt.

The external TLAC requirements and the minimum level of eligible long-term debt requirements for the year ended December 31, 2025 are shown below:


External TLAC requirement
18% of RWA(a)
+
applicable buffers, including Method 1 GSIB surcharge
Greater of
7.5%
of total leverage exposure
+
2.0% buffer


Minimum level of eligible long-term debt
6% of RWA(a)
+
Greater of Method 1 and Method 2 GSIB surcharge
Greater of
4.5%
of total leverage exposure

(a) RWA is the greater of Standardized and Advanced compared to their respective regulatory capital ratio requirements.

Failure to maintain TLAC equal to or in excess of the regulatory minimum plus applicable buffers will result in limitations on the amount of capital that the Firm may distribute, such as through dividends and common share repurchases, as well as on discretionary bonus payments for certain executive officers.

The following table presents the eligible external TLAC and eligible LTD amounts, as well as a representation of these amounts as a percentage of the Firm's total RWA and total leverage exposure. As of January 1, 2025, the benefit from the CECL capital transition provision had been fully phased out. The year ended December 31, 2024 included the impact of the CECL capital transition provisions.

	December 31, 2025		December 31, 2024	
(in billions, except ratio)	**External TLAC**	**LTD**	External TLAC	LTD
Total eligible amount	**$ 563.7**	**$ 246.0**	$ 546.6	$ 236.8
% of RWA	**27.6 %**	**12.0 %**	31.1 %	13.5 %
Regulatory requirements	**23.0**	**10.5**	23.0	10.5
Surplus/(shortfall)	**$ 93.3**	**$ 31.2**	$ 142.3	$ 52.3
% of total leverage exposure	**10.6 %**	**4.6 %**	11.3 %	4.9 %
Regulatory requirements	**9.5**	**4.5**	9.5	4.5
Surplus/(shortfall)	**$ 60.1**	**$ 7.4**	$ 87.0	$ 19.2

Refer to Liquidity Risk Management on pages 100–107 for further information on long-term debt issued by the Parent Company.

Refer to Part I, Item 1A: Risk Factors on pages 9–31 of this 2025 Form 10-K for information on the financial consequences to holders of the Firm's debt and equity securities in a resolution scenario.

U.S. broker-dealer regulatory capital

J.P. Morgan Securities

JPMorganChase's principal U.S. broker-dealer subsidiary is J.P. Morgan Securities. J.P. Morgan Securities is subject to the regulatory capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Net Capital Rule"). J.P. Morgan Securities is also registered as a futures commission merchant and is subject to regulatory capital requirements, including those imposed by the SEC, the Commodity Futures Trading Commission ("CFTC"), the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

J.P. Morgan Securities has elected to compute its minimum net capital requirements in accordance with the "Alternative Net Capital Requirements" of the Net Capital Rule.

The following table presents J.P. Morgan Securities' net capital.

| December 31, 2025 | | |
(in millions)	Actual	Minimum
Net capital	$ 27,196	$ 6,559

J.P. Morgan Securities is registered with the SEC as a security-based swap dealer and with the CFTC as a swap dealer. As a result of additional SEC and CFTC capital and financial reporting requirements for security-based swap dealers and swap dealers, J.P. Morgan Securities is subject to alternative minimum net capital requirements and required to hold "tentative net capital" in excess of $5.0 billion. J.P. Morgan Securities is also required to notify the SEC and CFTC in the event that its tentative net capital is less than $6.0 billion. Tentative net capital is net capital before deducting market and credit risk charges as defined by the Net Capital Rule. As of December 31, 2025, J.P. Morgan Securities maintained tentative net capital in excess of the minimum and notification requirements.

Non-U.S. subsidiary regulatory capital

J.P. Morgan Securities plc

J.P. Morgan Securities plc is a wholly-owned subsidiary of JPMorgan Chase Bank, N.A. and has authority to engage in banking, investment banking and broker-dealer activities. J.P. Morgan Securities plc is jointly regulated in the U.K. by the Prudential Regulation Authority ("PRA") and the Financial Conduct Authority ("FCA"). J.P. Morgan Securities plc is subject to the Capital Requirements Regulation ("CRR"), as adopted and amended in the U.K., and the capital rules in the PRA Rulebook. These requirements collectively represent the U.K.'s implementation of the Basel III standards. The PRA has announced that it intends to delay the U.K.'s implementation of the final Basel III

standards until January 1, 2027, with a three-year transitional period for certain aspects.

The Bank of England requires that U.K. banks, including U.K. regulated subsidiaries of overseas groups, maintain minimum requirements for own funds and eligible liabilities ("MREL"). As of December 31, 2025, J.P. Morgan Securities plc was compliant with its MREL requirements.

The following table presents J.P. Morgan Securities plc's risk-based and leverage-based capital metrics.

December 31, 2025 (in millions, except ratios)	Actual	Regulatory Minimum ratios[a]
Total capital	$ 53,554	
CET1 capital ratio	15.4 %	4.5 %
Tier 1 capital ratio	19.8	6.0
Total capital ratio	23.6	8.0
Tier 1 leverage ratio	5.9	3.3 [b]

(a) Represents minimum Pillar 1 requirements specified by the PRA. J.P. Morgan Securities plc's capital ratios as of December 31, 2025 exceeded the minimum requirements, including the additional capital requirements specified by the PRA.

(b) At least 75% of the Tier 1 leverage ratio minimum must be met with CET1 capital.

J.P. Morgan SE

JPMSE is a wholly-owned subsidiary of JPMorgan Chase Bank, N.A. and has authority to engage in banking, investment banking and markets activities. JPMSE is regulated by the European Central Bank ("ECB"), the German Financial Supervisory Authority and the German Central Bank, as well as the local regulators in each of the countries in which it operates, and it is subject to EU capital requirements under Basel III. JPMSE is subject to the EU implementation of the final Basel III standards. Those standards became effective beginning on January 1, 2025, with the exception of market risk aspects for which the effective date is January 1, 2027.

JPMSE is required by the EU Single Resolution Board to maintain MREL. As of December 31, 2025, JPMSE was compliant with its MREL requirements.

The following table presents JPMSE's risk-based and leverage-based capital metrics.

December 31, 2025 (in millions, except ratios)	Actual	Regulatory Minimum ratios[a]
Total capital	$ 54,301	
CET1 capital ratio	20.9 %	4.5 %
Tier 1 capital ratio	20.9	6.0
Total capital ratio	37.7	8.0
Tier 1 leverage ratio	6.4	3.0

(a) Represents minimum Pillar 1 requirements specified by the EU CRR. J.P. Morgan SE's capital and leverage ratios as of December 31, 2025 exceeded the minimum requirements, including the additional capital requirements specified by EU regulators.

Management's discussion and analysis

LIQUIDITY RISK MANAGEMENT

Liquidity risk is the risk that the Firm will be unable to meet its cash and collateral needs as they arise or that it does not have the appropriate amount, composition and tenor of funding and liquidity to support its assets and liabilities.

Liquidity risk management

The Firm has a Liquidity Risk Management ("LRM") function whose primary objective is to provide independent oversight of liquidity risk across the Firm. Liquidity Risk Management's responsibilities include:

- Defining, monitoring and reporting liquidity risk metrics;
- Independently establishing and monitoring limits and indicators, including liquidity risk appetite;
- Developing a process to classify, monitor and report limit breaches;
- Performing an independent review of liquidity risk management processes to evaluate their adequacy and effectiveness;
- Monitoring and reporting internal Firmwide and legal entity liquidity stress tests, regulatory defined metrics, as well as liquidity positions, balance sheet variances and funding activities; and
- Approving or escalating for review new or updated liquidity stress assumptions.

Liquidity management

Treasury and CIO is responsible for liquidity management.

The primary objectives of the Firm's liquidity management are to:

- Ensure that the Firm's core businesses and material legal entities are able to operate in support of client needs and meet contractual and contingent financial obligations through normal economic cycles as well as during stress events, and
- Manage an optimal funding mix and availability of liquidity sources.

The Firm addresses these objectives through:

- Analyzing and understanding the liquidity characteristics of the assets and liabilities of the Firm, LOBs, legal entities, as well as currencies, taking into account legal, regulatory, and operational restrictions;
- Developing and maintaining internal liquidity stress testing assumptions;
- Defining and monitoring Firmwide and legal entity-specific liquidity strategies, policies, reporting and contingency funding plans;
- Managing liquidity within the Firm's approved limits and indicators, including liquidity risk appetite tolerances;

- Managing compliance with regulatory requirements related to funding and liquidity risk; and
- Setting FTP in accordance with underlying liquidity characteristics of balance sheet assets and liabilities as well as certain off-balance sheet items.

As part of the Firm's overall liquidity management strategy, the Firm manages liquidity and funding using a centralized, global approach designed to:

- Optimize liquidity sources and uses;
- Monitor exposures;
- Identify constraints on the transfer of liquidity between the Firm's legal entities; and
- Maintain the appropriate amount of surplus liquidity at a Firmwide and legal entity level, where relevant.

Governance

Committees responsible for liquidity governance include the Firmwide ALCO, as well as regional ALCOs, the Treasurer Committee, and the CTC Risk Committee. In addition, the Board Risk Committee reviews and recommends to the Board of Directors, for approval, the Firm's liquidity risk tolerances, liquidity strategy, and liquidity policy. Refer to Firmwide Risk Management on pages 83–87 for further discussion of ALCO and other risk-related committees.

Internal stress testing

The Firm conducts internal liquidity stress testing to identify liquidity risks and monitor liquidity positions at the Firm and its material legal entities under a variety of adverse scenarios, including scenarios analyzed as part of the Firm's resolution and recovery planning. Internal stress tests are produced on a daily basis, and other stress tests are performed in response to specific market events or concerns. Liquidity stress tests assume all of the Firm's contractual financial obligations are met and take into consideration:

- Varying levels of access to unsecured and secured funding markets;
- Estimated non-contractual and contingent cash outflows;
- Credit rating downgrades;
- Collateral haircuts; and
- Potential impediments to the availability and transferability of liquidity between jurisdictions and material legal entities such as regulatory, legal or other restrictions.

Liquidity outflows are modeled across a range of time horizons and currency dimensions and contemplate both market and idiosyncratic stresses.

Results of stress tests are considered in the formulation of the Firm's funding plan and assessment of its liquidity position. The Parent Company acts as a source of funding for the Firm through equity and long-term debt issuances, and its intermediate holding company, JPMorgan Chase Holdings LLC (the "IHC"), provides funding to support the ongoing operations of the Parent Company and its subsidiaries. The Firm manages liquidity at the Parent Company, the IHC, and operating subsidiaries at levels sufficient to comply with liquidity risk tolerances and minimum liquidity requirements, and to manage through periods of stress when access to normal funding sources may be disrupted.

Contingency funding plan

The Firm's Contingency Funding Plan ("CFP") sets out the strategies for addressing and managing liquidity resource needs during a liquidity stress event and incorporates liquidity risk limits, indicators and risk appetite tolerances. The CFP also identifies the alternative contingent funding and liquidity resources available to the Firm and its legal entities in a period of stress.

LCR and HQLA

The LCR rule requires that the Firm and JPMorgan Chase Bank, N.A. maintain an amount of eligible HQLA that is sufficient to meet their respective estimated total net cash outflows over a prospective 30 calendar-day period of significant stress. Eligible HQLA, for purposes of calculating the LCR, is the amount of unencumbered HQLA that satisfy certain operational considerations as defined in the LCR rule. HQLA primarily consist of cash and certain high-quality liquid securities as defined in the LCR rule.

Under the LCR rule, the amount of eligible HQLA held by JPMorgan Chase Bank, N.A. that is in excess of its stand-alone 100% minimum LCR requirement, and that is not transferable to non-bank affiliates, must be excluded from the Firm's reported eligible HQLA.

Estimated net cash outflows are based on standardized stress outflow and inflow rates prescribed in the LCR rule, which are applied to the balances of the Firm's assets, sources of funds, and obligations. The LCR for both the Firm and JPMorgan Chase Bank, N.A. is required to be a minimum of 100%.

The following table summarizes the Firm and JPMorgan Chase Bank, N.A.'s average LCR for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024 based on the Firm's interpretation of the LCR framework.

	Three months ended		
Average amount (in millions)	**December 31, 2025**	September 30, 2025	December 31, 2024
JPMorgan Chase & Co.:			
HQLA			
Eligible cash[a]	**$ 281,117**	$ 308,298	$ 396,123
Eligible securities[b][c]	**680,862**	638,020	464,877
Total HQLA[d]	**$ 961,979**	$ 946,318	$ 861,000
Net cash outflows	**$ 868,500**	$ 858,157	$ 763,648
LCR	**111 %**	110 %	113 %
Net excess eligible HQLA[d]	**$ 93,479**	$ 88,161	$ 97,352
JPMorgan Chase Bank, N.A.:			
LCR	**115 %**	117 %	124 %
Net excess eligible HQLA	**$ 138,052**	$ 152,886	$ 193,682

(a) Represents cash on deposit at central banks, including the Federal Reserve Banks.
(b) Eligible HQLA securities may be reported in securities borrowed or purchased under resale agreements, trading assets, or investment securities on the Firm's Consolidated balance sheets. For purposes of calculating the LCR, HQLA securities are included at fair value, which may differ from the accounting treatment under U.S. GAAP.
(c) Predominantly U.S. Treasuries, U.S. GSE and government agency MBS, and sovereign bonds net of regulatory haircuts under the LCR rule.
(d) Excludes average excess eligible HQLA at JPMorgan Chase Bank, N.A. that are not transferable to non-bank affiliates.

The Firm's average LCR for the three months ended December 31, 2025 decreased, compared with the three months ended December 31, 2024, primarily driven by repurchases of and dividends on common stock, predominantly offset by dividend payments from JPMorgan Chase Bank, N.A. to the Parent Company and activities in CIB Markets.

JPMorgan Chase Bank, N.A.'s average LCR for the three months ended December 31, 2025 decreased, compared with the three months ended September 30, 2025, primarily due to higher lending levels, largely offset by higher deposits, higher market values of HQLA-eligible investment securities and long-term debt issuance.

JPMorgan Chase Bank, N.A.'s average LCR for the three months ended December 31, 2025 decreased, compared with the three months ended December 31, 2024, driven by higher lending levels and dividend payments to the Parent Company, largely offset by higher deposits and higher market values of HQLA-eligible investment securities.

Management's discussion and analysis

Each of the Firm and JPMorgan Chase Bank, N.A.'s average LCR may fluctuate from period to period due to changes in their respective eligible HQLA and estimated net cash outflows as a result of ongoing business activity and from the impacts of Federal Reserve actions as well as other factors. For a further discussion of the Firm's liquidity risk management, refer to the Firm's U.S. LCR Disclosure reports, which are available on the Firm's website.

Liquidity sources

In addition to the assets reported in the Firm's eligible HQLA discussed above, the Firm had unencumbered marketable securities, such as equity and debt securities, that the Firm believes would be available to raise liquidity. This includes excess eligible HQLA securities at JPMorgan Chase Bank, N.A. that are not transferable to non-bank affiliates. The fair value of these securities was approximately $548 billion and $594 billion as of December 31, 2025 and 2024, respectively, although the amount of liquidity that could be raised at any particular time would be dependent on prevailing market conditions. The decrease compared to December 31, 2024 was driven by a decrease in excess eligible HQLA securities at JPMorgan Chase Bank, N.A., and reductions in unencumbered investment securities in Treasury and CIO.

The Firm had approximately $1.5 trillion and $1.4 trillion of available cash and securities as of December 31, 2025 and 2024, respectively. For each respective period, the amount was comprised of eligible end-of-period HQLA, excluding the impact of regulatory haircuts, of approximately $915 billion and $834 billion, and unencumbered marketable securities with a fair value of approximately $548 billion and $594 billion.

The Firm also had available borrowing capacity at the Federal Home Loan Banks ("FHLBs") and the discount window at the Federal Reserve Banks as a result of collateral pledged by the Firm to such banks of approximately $449 billion and $413 billion as of December 31, 2025 and 2024, respectively. This borrowing capacity excludes the benefit of cash and securities reported in the Firm's eligible HQLA or other unencumbered securities that are currently pledged at the Federal Reserve Banks discount window and other central banks. Available borrowing capacity increased, compared to December 31, 2024, due to a higher amount of commercial loans, credit card receivables, and mortgages pledged at Federal Reserve Banks and the FHLBs. Although available, the Firm does not view this borrowing capacity at the Federal Reserve Banks discount window and the other central banks as a primary source of liquidity.

NSFR

The net stable funding ratio ("NSFR") is a liquidity requirement for large banking organizations that is intended to measure the adequacy of "available" stable funding that is sufficient to meet their "required" amounts of stable funding over a one-year horizon.

For the three months ended December 31, 2025, both the Firm and JPMorgan Chase Bank, N.A. were compliant with the 100% minimum NSFR requirement, based on the Firm's interpretation of the final NSFR rule. Refer to the Firm's U.S. NSFR Disclosure report on the Firm's website for additional information.

Funding

Sources of funds

Management believes that the Firm's unsecured and secured funding capacity is sufficient to meet its on- and off-balance sheet obligations, which includes both short- and long-term cash requirements.

The Firm funds its global balance sheet through diverse sources of funding including deposits, secured and unsecured funding in the capital markets and stockholders' equity. Deposits are the primary funding source for JPMorgan Chase Bank, N.A. Additionally, JPMorgan Chase Bank, N.A. may access funding through short- or long-term secured borrowings, the issuance of unsecured long-term debt, or from borrowings from the IHC. The Firm's non-bank subsidiaries are primarily funded from long-term unsecured borrowings and short-term secured borrowings which are primarily securities loaned or sold under repurchase agreements. Excess funding is invested by Treasury and CIO in the Firm's investment securities portfolio or deployed in cash or other short-term liquid investments based on their interest rate and liquidity risk characteristics.

Refer to Note 28 for additional information on off–balance sheet obligations.

Deposits

The table below summarizes, by LOB and Corporate, the period-end and average deposit balances as of and for the years ended December 31, 2025 and 2024.

As of or for the year ended December 31,			Average	
(in millions)	**2025**	2024	**2025**	2024
Consumer & Community Banking	$ **1,072,792**	$ 1,056,652	$ **1,057,232**	$ 1,064,215
Commercial & Investment Bank	**1,193,338**	1,073,512	**1,174,581**	1,061,488
Asset & Wealth Management	**257,316**	248,287	**245,248**	235,146
Corporate	**35,874**	27,581	**29,504**	25,793
Total Firm	$ **2,559,320**	$ 2,406,032	$ **2,506,565**	$ 2,386,642

The Firm believes that deposits provide a stable source of funding and reduce the Firm's reliance on the wholesale funding markets. A significant portion of the Firm's deposits are consumer deposits and wholesale operating deposits, which are both considered to be stable sources of liquidity. Wholesale operating deposits are generally considered to be stable sources of liquidity because they are generated from clients that maintain operating service relationships with the Firm.

The Firm believes that average deposit balances are generally more representative of deposit trends than period-end deposit balances. However, during periods of market disruption, average deposit trends may be impacted.

Average deposits increased for the year ended December 31, 2025 compared to the year ended December 31, 2024, reflecting the net impact of:

- an increase in CIB due to net inflows related to client-driven activities in Payments and Securities Services, partially offset by net maturities of structured notes in Markets,

- an increase in AWM primarily driven by growth in both new accounts and balances in existing accounts, including the impact of higher-yielding product offerings, and

- a decrease in CCB primarily driven by increased customer spending, predominantly offset by new accounts.

Period-end deposits increased from December 31, 2024, reflecting:

- an increase in CIB due to net inflows related to client-driven activities in Payments and Securities Services,

- an increase in CCB primarily driven by new accounts, predominantly offset by increased customer spending, and

- an increase in AWM primarily driven by growth in both new accounts and balances in existing accounts, including the impact of higher-yielding product offerings, largely offset by migration into other investment products.

Refer to the Firm's Consolidated Balance Sheets Analysis and the Business Segment & Corporate Results on pages 55–57 and pages 62–82, respectively, for further information on deposit and liability balance trends. Refer to Note 3 for further information on structured notes.

Certain deposits are covered by insurance protection that provides additional funding stability and results in a benefit to the LCR. Deposit insurance protection may be available to depositors in the countries in which the deposits are placed. For example, the FDIC provides deposit insurance protection for deposits placed in a U.S. depository institution. At December 31, 2025 and 2024, Firmwide estimated uninsured deposits were $1,558.6 billion and $1,414.0 billion, respectively, primarily reflecting wholesale operating deposits.

Management's discussion and analysis

Total uninsured deposits include time deposits. The table below presents an estimate of uninsured U.S. and non-U.S. time deposits, and their remaining maturities. The Firm's estimates of its uninsured U.S. time deposits are based on data that the Firm calculates periodically under applicable FDIC regulations. For purposes of this presentation, all non-U.S. time deposits are deemed to be uninsured.

(in millions)	December 31, 2025 U.S.	December 31, 2025 Non-U.S.	December 31, 2024 U.S.	December 31, 2024 Non-U.S.
Three months or less	$123,236	$ 71,477	$ 119,333	$ 77,253
Over three months but within 6 months	14,381	14,184	11,040	12,229
Over six months but within 12 months	4,004	1,256	7,056	1,542
Over 12 months	664	2,382	823	1,924
Total	$142,285	$ 89,299	$138,252	$ 92,948

The table below shows the deposit and loan balances, deposits as a percentage of total liabilities, and the loans-to-deposits ratios, as of December 31, 2025 and 2024.

As of December 31, (in billions except ratios)	2025	2024
Deposits	$ 2,559.3	$ 2,406.0
Deposits as a % of total liabilities	63 %	66 %
Loans	$ 1,493.4	$ 1,348.0
Loans-to-deposits ratio	58 %	56 %

The following table provides a summary of the average balances and average interest rates of JPMorganChase's deposits for the years ended December 31, 2025, 2024, and 2023.

Year ended December 31, (in millions, except interest rates)	Average balances 2025	Average balances 2024	Average balances 2023	Average interest rates 2025	Average interest rates 2024	Average interest rates 2023
U.S. offices						
Noninterest-bearing	$ 572,014	$ 611,734	$ 635,791	**NA**	NA	NA
Interest-bearing						
Demand[a]	321,145	282,533	279,725	**3.26 %**	3.90 %	3.50 %
Savings[b]	875,519	800,964	864,558	**1.41**	1.39	1.10
Time	222,983	223,503	145,827	**3.96**	4.93	4.74
Total interest-bearing deposits	1,419,647	1,307,000	1,290,110	**2.23**	2.54	2.03
Total deposits in U.S. offices	1,991,661	1,918,734	1,925,901	**1.59**	1.73	1.36
Non-U.S. offices						
Noninterest-bearing	32,169	26,858	24,747	**NA**	NA	NA
Interest-bearing						
Demand	391,123	346,179	321,976	**2.34**	3.13	2.71
Time	91,612	94,871	86,443	**4.73**	5.86	5.82
Total interest-bearing deposits	482,735	441,050	408,419	**2.79**	3.72	3.37
Total deposits in non-U.S. offices	514,904	467,908	433,166	**2.62**	3.50	3.18
Total deposits	$ 2,506,565	$ 2,386,642	$ 2,359,067	**1.80 %**	2.08 %	1.70 %

(a) Includes Negotiable Order of Withdrawal accounts, and certain trust accounts.
(b) Includes Money Market Deposit Accounts.

Refer to Note 17 for additional information on deposits.

The following table summarizes short-term and long-term funding, excluding deposits, as of December 31, 2025 and 2024, and average balances for the years ended December 31, 2025 and 2024. Refer to the Consolidated Balance Sheets Analysis on pages 55–57 and Note 11 for additional information.

Sources of funds (excluding deposits)

As of or for the year ended December 31,					Average	
(in millions)		2025	2024		2025	2024
Commercial paper	$	12,111	$ 14,932	$	12,274	$ 11,398
Other borrowed funds		15,031	13,018		14,981	12,040
Federal funds purchased		199	567		1,413	1,547
Total short-term unsecured funding	$	27,341	$ 28,517	$	28,668	$ 24,985
Securities sold under agreements to repurchase[a]	$	433,161	$ 291,500	$	516,262	$ 357,144
Securities loaned[a]		9,036	4,768		9,834	5,129
Other borrowed funds		37,634	24,943		38,638	25,504
Obligations of Firm-administered multi-seller conduits[b]		18,174	18,228		17,764	18,620
Total short-term secured funding	$	498,005	$ 339,439	$	582,498	$ 406,397
Senior notes	$	210,571	$ 203,639	$	209,346	$ 199,908
Subordinated debt		20,101	16,060		17,943	18,614
Structured notes[c]		130,621	98,792		113,362	93,483
Total long-term unsecured funding	$	361,293	$ 318,491	$	340,651	$ 312,005
Credit card securitization[b]	$	5,884	$ 5,312	$	5,723	$ 5,138
FHLB advances		18,159	29,257		22,929	35,040
Purchase Money Note[d]		49,435	49,207		49,312	49,090
Other long-term secured funding[e]		6,319	4,463		5,756	4,676
Total long-term secured funding	$	79,797	$ 88,239	$	83,720	$ 93,944
Preferred stock[f]	$	20,045	$ 20,050	$	20,037	$ 24,054
Common stockholders' equity[f]	$	342,393	$ 324,708	$	332,754	$ 312,370

(a) Primarily consists of short-term securities loaned or sold under agreements to repurchase.
(b) Included in beneficial interests issued by consolidated variable interest entities on the Firm's Consolidated balance sheets.
(c) Includes certain TLAC-eligible long-term unsecured debt issued by the Parent Company.
(d) Reflects the Purchase Money Note associated with the First Republic acquisition. Refer to Note 34 for additional information.
(e) Includes long-term structured notes that are secured.
(f) Refer to Capital Risk Management on pages 89–99, Consolidated statements of changes in stockholders' equity on page 168, Note 21 and Note 22 for additional information on preferred stock and common stockholders' equity.

Short-term funding

The Firm's primary source of short-term secured funding is securities sold under agreements to repurchase. These instruments are secured predominantly by high-quality securities collateral, including government-issued debt and U.S. GSE and government agency MBS. Securities sold under agreements to repurchase increased at December 31, 2025, compared with December 31, 2024, driven by Markets, primarily reflecting higher secured financing of trading assets.

The increases in secured other borrowed funds at December 31, 2025 from December 31, 2024, and for the average year ended December 31, 2025, compared to the prior year, were primarily due to higher financing requirements in Markets.

The balances associated with securities loaned or sold under agreements to repurchase fluctuate over time due to investment and financing activities of clients, the Firm's demand for financing, the ongoing management of the mix of the Firm's liabilities, including with respect to liquidity and capital considerations, as well as other market and portfolio factors.

The Firm's primary sources of short-term unsecured funding consist of issuances of wholesale commercial paper and other borrowed funds.

The decrease in commercial paper for the year ended December 31, 2025, compared to the prior year, was primarily driven by strategic short-term liquidity management.

The increase in unsecured other borrowed funds for the average year ended December 31, 2025, compared to the prior year, was primarily due to net issuances of structured notes in Markets due to client demand and an increase in the fair value of such instruments.

Management's discussion and analysis

Long-term funding

Long-term funding provides an additional source of stable funding and liquidity for the Firm. The Firm's long-term funding plan is driven primarily by expected client activity, liquidity considerations and regulatory requirements. Long-term funding objectives include maintaining diversification, maximizing market access and optimizing funding costs through various funding markets, tenors and currencies.

Unsecured funding and issuance

The significant majority of the Firm's total outstanding long-term debt has been issued by the Parent Company to provide flexibility in support of the funding needs of both bank and non-bank subsidiaries. The Parent Company advances substantially all net funding proceeds to its subsidiary, the IHC. The IHC does not issue debt to external counterparties. The increase in structured notes at December 31, 2025 from December 31, 2024, and for the average year ended December 31, 2025, compared to the prior year, was primarily driven by net issuances of structured notes in Markets due to client demand and an increase in the fair value of such instruments.

The following table summarizes long-term unsecured issuance and maturities or redemptions for the years ended December 31, 2025 and 2024. Refer to Note 20 for additional information on the IHC and long-term debt.

Long-term unsecured funding

Year ended December 31,	2025	2024	2025	2024
(Notional in millions)	Parent Company		Subsidiaries	
Issuance				
Senior notes issued in the U.S. market	$ 19,000	$ 37,000	$ —	$ —
Senior notes issued in non-U.S. markets	2,084	4,079	—	—
Total senior notes	21,084	41,079	—	—
Subordinated debt	4,000	—	—	—
Structured notes[a]	4,975	3,944	74,346	54,993
Total long-term unsecured funding – issuance	$ 30,059	$ 45,023	$ 74,346	$ 54,993
Maturities/redemptions				
Senior notes	$ 22,457	$ 25,765	$ 65	$ 65
Subordinated debt	317	3,097	—	250
Structured notes	2,929	892	56,047	47,425
Total long-term unsecured funding – maturities/redemptions	$ 25,703	$ 29,754	$ 56,112	$ 47,740

(a) Includes certain TLAC-eligible long-term unsecured debt issued by the Parent Company.

Secured funding and issuance

The Firm can also raise secured long-term funding through securitization of consumer credit card loans and FHLB advances. The following table summarizes the credit card securitization and FHLB advances, as well as other long-term secured funding sources, with their respective maturities or redemptions, as applicable, for the years ended December 31, 2025 and 2024, respectively.

Long-term secured funding

Year ended December 31,	Issuance		Maturities/Redemptions	
(in millions)	2025	2024	2025	2024
Credit card securitization	$ 1,498	$ 2,348	$ 1,000	$ —
FHLB advances	12,500	6,000	23,644	18,050
Other long-term secured funding[a]	2,376	1,578	1,632	1,049
Total long-term secured funding	$ 16,374	$ 9,926	$ 26,276	$ 19,099

(a) Includes long-term structured notes that are secured.

The Firm's wholesale businesses also securitize loans for client-driven transactions which are not considered to be a source of funding for the Firm and are not included in the table above. Refer to Note 14 for a further description of client-driven loan securitizations.

Credit ratings

The cost and availability of financing are influenced by credit ratings. Reductions in these ratings could have an adverse effect on the Firm's access to liquidity sources, increase the cost of funds, trigger additional collateral or funding requirements and decrease the number of investors and counterparties willing to lend to the Firm. The nature and magnitude of the impact of ratings downgrades depends on numerous contractual and behavioral factors, which the Firm believes are incorporated in its liquidity risk and stress testing metrics. The Firm believes that it maintains sufficient liquidity to withstand a potential decrease in funding capacity due to ratings downgrades.

Additionally, the Firm's funding requirements for VIEs and other third-party commitments may be adversely affected by a decline in credit ratings. Refer to Notes 5 and 14 for additional information.

The credit ratings of the Parent Company and certain of its principal subsidiaries as of December 31, 2025 were as follows:

December 31, 2025	JPMorgan Chase & Co.			JPMorgan Chase Bank, N.A.			J.P. Morgan SE			J.P. Morgan Securities LLC J.P. Morgan Securities plc		
	Long-term issuer	Short-term issuer	Outlook	Long-term issuer	Short-term issuer	Outlook	Long-term issuer	Short-term issuer	Outlook	Long-term issuer	Short-term issuer	Outlook
Moody's Investors Service[a]	A1	P-1	Stable	Aa2	P-1	Stable[b]	Aa2	P-1	Stable	Aa3	P-1	Stable
Standard & Poor's	A	A-1	Stable	AA-	A-1+	Stable	AA-	A-1+	Stable	AA-	A-1+	Stable
Fitch Ratings	AA-	F1+	Stable	AA	F1+	Stable	AA	F1+	Stable	AA	F1+	Stable

(a) On November 3, 2025, Moody's revised the outlook for the Parent Company, J.P. Morgan Securities LLC, J.P. Morgan Securities plc and J.P. Morgan SE to stable from positive, and revised J.P. Morgan SE's long-term issuer rating to Aa2 from Aa3.

(b) On May 19, 2025, Moody's revised JPMorgan Chase Bank, N.A.'s outlook to stable from developing, and this change was related to Moody's one-notch downgrade of the long-term issuer rating of the U.S. Government announced on May 16, 2025. Moody's also affirmed JPMorgan Chase Bank, N.A.'s long-term issuer rating.

JPMorganChase's unsecured debt does not contain requirements that would call for an acceleration of payments, maturities or changes in the structure of the existing debt, provide any limitations on future borrowings or require additional collateral, based on unfavorable changes in the Firm's credit ratings, financial ratios, earnings, or stock price.

Critical factors in maintaining high credit ratings include a stable and diverse earnings stream, strong capital and liquidity ratios, strong credit quality and risk management controls, and diverse funding sources. Rating agencies continue to evaluate economic and geopolitical trends, regulatory developments, future profitability, risk management practices, and litigation matters, as well as their broader ratings methodologies. Changes in any of these factors could lead to changes in the Firm's credit ratings.

REPUTATION RISK MANAGEMENT

Reputation risk is the risk of damage to the trust, affinity or goodwill for the Firm held by clients, employees and investors that can result from the Firm's decisions to engage or not engage with a client or in a business activity and which may lead to negative commercial impacts. The Firm's decisions related to clients and business activities are made based on a range of commercial considerations, including operational capabilities and expertise, servicing costs, risk relative to opportunity, the prioritization of finite resources and, when relevant, reputation risk considerations. The Firm manages reputation risk through established policies, standards and procedures that are integrated across the LOBs and Corporate functions. Potential reputation risk matters may be escalated to governance forums, as appropriate, including LOB Reputation Risk Committees. The Board Risk Committee also regularly receives information on reputation risk matters, as appropriate.

CREDIT AND INVESTMENT RISK MANAGEMENT

Credit and investment risk is the risk associated with the default or change in credit profile of a client, counterparty or customer; or loss of principal or a reduction in expected returns on investments, including consumer credit risk, wholesale credit risk, and investment portfolio risk.

Credit risk management

Credit risk is the risk associated with the default or change in credit profile of a client, counterparty or customer. The Firm provides credit to a variety of clients and customers, ranging from large corporate and institutional clients to individual consumers and small businesses. In its consumer businesses, the Firm is exposed to credit risk primarily through its home lending, credit card, auto, and business banking businesses. In its wholesale businesses, the Firm is exposed to credit risk through its underwriting, lending, market-making, and hedging activities with and for clients and counterparties, as well as through its operating services activities (such as cash management and clearing activities), and securities financing activities. The Firm is also exposed to credit risk through its investment securities portfolio and cash placed with banks.

Credit Risk Management monitors and measures credit risk throughout the Firm, and defines credit risk policies, procedures and limits. The Firm's credit risk management governance includes the following activities:

- Maintaining a credit risk policy framework
- Monitoring and measuring credit risk across all portfolio segments, including transaction and exposure approval
- Setting industry and geographic concentration limits, as appropriate, and setting guidelines for credit review and analysis
- Assigning and maintaining credit approval authorities in connection with the approval of credit exposure
- Monitoring and independent assessment of criticized exposures and delinquent loans, and
- Estimating credit losses, including periodic review and refinement of underlying assumptions, and supporting appropriate credit risk-based capital management

Risk identification and measurement

To measure credit risk, the Firm employs several methodologies for estimating the likelihood of obligor or counterparty default. Methodologies for measuring credit risk vary depending on several factors, including type of asset (e.g., consumer versus wholesale), risk measurement parameters (e.g., delinquency status and borrower's credit score versus wholesale risk-rating) and risk management and collection processes (e.g., retail collection center versus centrally managed workout groups). Credit risk measurement is based on the probability of default of an obligor or counterparty, the loss severity given a default event and the exposure at default.

Based on these factors and the methodology and estimates described in Note 13 and Note 10, the Firm estimates credit losses for its exposures. The allowance for loan losses reflects estimated credit losses related to the consumer and wholesale held-for-investment loan portfolios, the allowance for lending-related commitments reflects estimated credit losses related to the Firm's lending-related commitments and the allowance for investment securities reflects estimated credit losses related to the investment securities portfolio. Refer to Note 13, Note 10 and Critical Accounting Estimates used by the Firm on pages 154–157 for further information.

In addition, potential and unexpected credit losses are reflected in the allocation of credit risk capital and represent the potential volatility of actual losses relative to the established allowances for loan losses and lending-related commitments. The analyses for these losses include stress testing that considers alternative economic scenarios as described below.

Stress testing

Stress testing is important in assessing, measuring and monitoring credit risk in the Firm's credit portfolio. The stress testing process assesses the potential impact of alternative economic and business scenarios on estimated credit losses for the Firm. Economic scenarios and the underlying parameters are defined centrally, articulated in terms of macroeconomic factors and applied across the businesses. The stress test results may indicate credit migration, changes in delinquency trends and potential losses in the credit portfolio. In addition to the periodic stress testing processes, management also considers additional stresses outside these scenarios, including industry and country- specific stress scenarios, as appropriate. The Firm uses stress testing to inform decisions on setting risk appetite both at a Firm and LOB level, as well as to assess the impact of stress on individual counterparties.

Management's discussion and analysis

Risk monitoring and management

The Firm has developed policies and practices that are designed to preserve the independence and integrity of the approval and decision-making process for extending credit so that credit risks are assessed accurately, approved properly, and monitored regularly at both the transaction and portfolio levels. The policy framework establishes credit approval authorities, concentration limits, risk-rating methodologies, portfolio review parameters and guidelines for management of distressed exposures. In addition, certain models, assumptions and inputs used in evaluating and monitoring credit risk are independently validated by groups that are separate from the LOBs.

Consumer credit risk is monitored for delinquency and other trends, including any concentrations at the portfolio level, as certain of these trends can be addressed through changes in underwriting policies and portfolio guidelines. Consumer Risk Management evaluates delinquency and other trends against business expectations, current and forecasted economic conditions, and industry benchmarks. Historical and forecasted economic performance and trends are incorporated into the modeling of estimated consumer credit losses and are part of the monitoring of the credit risk profile of the portfolio.

Wholesale credit risk is monitored regularly at an aggregate portfolio, industry, and individual client and counterparty level with established concentration limits that are reviewed and revised periodically as deemed appropriate by management. Industry and counterparty limits, as measured in terms of exposure and risk appetite, are subject to stress-based loss constraints.

Management of the Firm's wholesale credit risk exposure is accomplished through a number of means, including:

- Loan underwriting and credit approval processes
- Loan syndications and participations
- Loan sales and securitizations
- Credit derivatives
- Master netting agreements, and
- Collateral and other risk-reduction techniques

In addition to Credit Risk Management, an independent Credit Review function is responsible for:

- Independently assessing risk ratings assigned to exposures in the Firm's wholesale credit portfolio and the timeliness of risk rating changes initiated by responsible business units; and
- Evaluating the effectiveness of the credit management processes of the LOBs and Corporate, including the adequacy of credit analyses and risk rating/loss given default ("LGD") rationales, proper monitoring and management of credit exposures, and compliance with applicable grading policies and underwriting guidelines.

Refer to Note 12 for further discussion of consumer and wholesale loans.

Risk reporting

To enable monitoring of credit risk and effective decision-making, aggregate credit exposure, credit quality forecasts, concentration levels and risk profile changes are reported regularly to senior members of Credit Risk Management. Detailed portfolio reporting of industry, clients, counterparties and customers, product and geography are prepared, and the appropriateness of the allowance for credit losses is reviewed by senior management at least on a quarterly basis. Through the risk reporting and governance structure, credit risk trends and limit exceptions are provided regularly to, and discussed with, risk committees, senior management and the Board of Directors.

CREDIT PORTFOLIO

Credit risk is the risk associated with the default or change in credit profile of a client, counterparty or customer.

In the following tables, total loans include loans retained (i.e., held-for-investment); loans held-for-sale; and certain loans accounted for at fair value. The following tables do not include loans which the Firm accounts for at fair value and classifies as trading assets; refer to Notes 2 and 3 for further information regarding these loans. Refer to Notes 12, 28, and 5 for additional information on the Firm's loans, lending-related commitments and derivative receivables, including the Firm's related accounting policies.

Refer to Note 10 for information regarding the credit risk inherent in the Firm's investment securities portfolio; and refer to Note 11 for information regarding credit risk inherent in the securities financing portfolio. Refer to Consumer Credit Portfolio on pages 112–117 and Note 12 for further discussions of the consumer credit environment, consumer loans and nonperforming exposure. Refer to Wholesale Credit Portfolio on pages 118–128 and Note 12 for further discussions of the wholesale credit environment, wholesale loans and nonperforming exposure.

Total credit portfolio

December 31, (in millions)	Credit exposure 2025	Credit exposure 2024	Nonperforming[d] 2025	Nonperforming[d] 2024
Loans retained	**$1,408,905**	$1,299,590	**$ 8,273**	$ 7,175
Loans held-for-sale	**13,840**	7,048	**67**	160
Loans at fair value	**70,684**	41,350	**1,517**	1,502
Total loans	**1,493,429**	1,347,988	**9,857**	8,837
Derivative receivables	**57,777**	60,967	**204**	145
Receivables from customers[a]	**47,336**	51,929	**—**	—
Total credit-related assets	**1,598,542**	1,460,884	**10,061**	8,982
Assets acquired in loan satisfactions				
Real estate owned	**NA**	NA	**267**	284
Other	**NA**	NA	**31**	34
Total assets acquired in loan satisfactions	**NA**	NA	**298**	318
Lending-related commitments	**1,817,307** [c]	1,577,622	**925**	737
Total credit portfolio	**$3,415,849**	$3,038,506	**$11,284**	$10,037
Credit derivatives and credit-related notes used in credit portfolio management activities[b]	**$ (24,383)**	$ (41,367)	**$ —**	$ —
Liquid securities and other cash collateral held against derivatives	**(28,891)**	(28,160)	**NA**	NA

(a) Receivables from customers reflect held-for-investment margin loans to brokerage clients in CIB, CCB and AWM; these are reported within accrued interest and accounts receivable on the Consolidated balance sheets.

(b) Represents the net notional amount of protection purchased and sold through credit derivatives and credit-related notes used to manage credit exposures.

(c) Includes estimated total credit exposure related to the Apple Card transaction at the time that the transaction is expected to close of approximately $104 billion, including approximately $23 billion of estimated drawn loans.

(d) Excludes mortgage loans past due and insured by U.S. government agencies, which are primarily 90 or more days past due. These loans have been excluded based upon the government guarantee. At December 31, 2025 and 2024, mortgage loans 90 or more days past due and insured by U.S. government agencies were $198 million and $121 million, respectively. In addition, the Firm's policy is generally to exempt credit card loans from being placed on nonaccrual status as permitted by regulatory guidance.

The following table provides information on Firmwide nonaccrual loans to total loans.

December 31, (in millions, except ratios)	2025	2024
Total nonaccrual loans	**$ 9,857**	$ 8,837
Total loans	**1,493,429**	1,347,988
Firmwide nonaccrual loans to total loans outstanding	**0.66 %**	0.66 %

The following table provides information about the Firm's net charge-offs.

December 31, (in millions, except ratios)	2025	2024
Net charge-offs	**$ 9,849**	$ 8,638
Average retained loans	**1,335,675**	1,271,344
Net charge-off rate	**0.74 %**	0.68 %

Management's discussion and analysis

CONSUMER CREDIT PORTFOLIO

The Firm's retained consumer portfolio consists primarily of loans and lending-related commitments for residential real estate, credit card, scored auto and business banking. The consumer credit portfolio also includes loans at fair value, predominantly in residential real estate. The Firm's focus is on serving primarily the prime segment of the consumer credit market. Originated mortgage loans are retained in the residential real estate portfolio, securitized or sold to U.S. government agencies and U.S. government-sponsored enterprises; other types of consumer loans are typically retained on the balance sheet. Refer to Note 12 for further information on the consumer loan portfolio. Refer to Note 28 for further information on lending-related commitments.

The following tables present consumer credit-related information with respect to the scored credit portfolio held in CCB, AWM, CIB and Corporate.

Consumer credit portfolio

December 31, (in millions)	Credit exposure		Nonaccrual loans[j]	
	2025	2024	**2025**	2024
Consumer, excluding credit card				
Residential real estate[a]	**$ 303,531**	$ 309,513	**$ 3,632**	$ 2,984
Auto and other[b][c]	**65,210**	66,821	**243**	249
Total loans - retained	**368,741**	376,334	**3,875**	3,233
Loans held-for-sale	**334**	945	**59**	155
Loans at fair value[d]	**33,183**	15,531	**739**	538
Total consumer, excluding credit card loans	**402,258**	392,810	**4,673**	3,926
Lending-related commitments[e]	**43,587**	44,844		
Total consumer exposure, excluding credit card	**445,845**	437,654		
Credit card				
Loans retained[f]	**247,797**	232,860	**NA**	NA
Total credit card loans	**247,797**	232,860	**NA**	NA
Lending-related commitments[e][g]	**1,177,766** [i]	1,001,311		
Total credit card exposure	**1,425,563**	1,234,171		
Total consumer credit portfolio	**$ 1,871,408**	$ 1,671,825	**$ 4,673**	$ 3,926
Credit-related notes used in credit portfolio management activities[h]	**$ (485)**	$ (479)		

(in millions, except ratios)	Year ended December 31,					
	Net charge-offs/ (recoveries)		Average loans - retained		Net charge-off/(recovery) rate[k]	
	2025	2024	**2025**	2024	**2025**	2024
Consumer, excluding credit card						
Residential real estate	**$ (115)**	$ (101)	**$ 305,362**	$ 316,042	**(0.04)%**	(0.03)%
Auto and other	**694**	775	**65,876**	67,959	**1.05**	1.14
Total consumer, excluding credit card - retained	**579**	674	**371,238**	384,001	**0.16**	0.18
Credit card - retained	**7,672**	7,142	**231,644**	214,033	**3.31**	3.34
Total consumer - retained	**$ 8,251**	$ 7,816	**$ 602,882**	$ 598,034	**1.37 %**	1.31 %

(a) Includes scored mortgage and home equity loans held in CCB and AWM.
(b) At December 31, 2025 and 2024, excluded operating lease assets of $20.0 billion and $12.8 billion, respectively. These operating lease assets are included in other assets on the Firm's Consolidated balance sheets. Refer to Note 18 for further information.
(c) Includes scored auto and business banking loans, and overdrafts.
(d) Includes scored mortgage loans held in CCB and CIB, and other consumer unsecured loans in CIB.
(e) Credit card, home equity and certain business banking lending-related commitments represent the total available lines of credit for these products. The Firm has not experienced, and does not anticipate, that all available lines of credit would be used at the same time. Refer to Note 28 for further information.
(f) Includes billed interest and fees.
(g) Also includes commercial card lending-related commitments primarily in CIB.
(h) Represents the notional amount of protection obtained through the issuance of credit-related notes that reference certain pools of residential real estate and auto loans in the retained consumer portfolio.
(i) Includes estimated total credit exposure related to the Apple Card transaction at the time that the transaction is expected to close of approximately $104 billion, including approximately $23 billion of estimated drawn loans.
(j) Excludes mortgage loans past due and insured by U.S. government agencies, which are primarily 90 or more days past due. These loans have been excluded based upon the government guarantee. At December 31, 2025 and 2024, mortgage loans 90 or more days past due and insured by U.S. government agencies were $198 million and $121 million, respectively. In addition, the Firm's policy is generally to exempt credit card loans from being placed on nonaccrual status, as permitted by regulatory guidance.
(k) Average consumer loans held-for-sale and loans at fair value were $23.7 billion and $17.2 billion for the years ended December 31, 2025 and 2024, respectively. These amounts were excluded when calculating net charge-off/(recovery) rates.

Management's discussion and analysis

Maturities and sensitivity to changes in interest rates

The table below sets forth loan maturities by scheduled repayments, by class of loan and the distribution between fixed and floating interest rates based on the stated terms of the loan agreements. The Firm estimated the principal repayment amounts for both the residential real estate and auto and other loan classes by calculating the weighted-average loan balance and interest rates for loan pools based on remaining loan term. Refer to Note 12 for further information on loan classes.

December 31, 2025 (in millions)	Within 1 year[a]	1-5 years	5-15 years	After 15 years	Total
Consumer, excluding credit card					
Residential real estate	$ 35,842	$ 26,960	$ 110,981	$159,365	$333,148
Auto and other	21,009 [b]	42,518	5,579	4	69,110
Total consumer, excluding credit card loans	$ 56,851	$ 69,478	$ 116,560	$159,369	$402,258
Total credit card loans	$245,850	$ 1,932	$ 15	$ —	$247,797
Total consumer loans	$302,701	$ 71,410	$ 116,575	$159,369	$650,055
Loans due after one year at fixed interest rates					
Residential real estate		$ 19,270	$ 56,134	$ 69,232	
Auto and other		42,358	3,121	4	
Credit card		1,932	15	—	
Loans due after one year at variable interest rates					
Residential real estate		$ 7,690	$ 54,847	$ 90,133	
Auto and other		160	2,458	—	
Total consumer loans		$ 71,410	$ 116,575	$159,369	

(a) Includes loans held-for-sale and loans at fair value.
(b) Includes overdrafts.

Consumer, excluding credit card

Portfolio analysis

Loans increased compared to December 31, 2024, primarily driven by higher residential real estate loans at fair value.

The following discussions provide information concerning individual loan products. Refer to Note 12 for further information about this portfolio, including information about delinquencies, loan modifications and other credit quality indicators.

Residential real estate: The residential real estate portfolio, including loans held-for-sale and loans at fair value, predominantly consists of prime mortgage loans and home equity lines of credit.

Retained loans decreased compared to December 31, 2024, driven by paydowns, predominantly offset by originations. Retained nonaccrual loans increased compared to December 31, 2024, primarily driven by forbearances granted to certain borrowers impacted by the wildfires in Los Angeles County, California in January 2025. Net recoveries were higher for the year ended December 31, 2025 compared to the prior year, driven by loan sales.

Loans held-for-sale and nonaccrual loans held-for-sale decreased compared to December 31, 2024, reflecting loan sales.

Loans at fair value increased compared to December 31, 2024, as purchases outpaced sales in CIB and originations outpaced warehouse loan sales in Home Lending. Nonaccrual loans at fair value increased compared to December 31, 2024, driven by CIB.

At December 31, 2025 and 2024, the carrying values of retained interest-only residential mortgage loans were $88.8 billion and $88.9 billion, respectively. These loans have an interest-only payment period generally followed by an adjustable-rate or fixed-rate fully amortizing payment period to maturity and are typically originated as higher-balance loans to higher-income borrowers. The credit performance of this portfolio is comparable to the performance of the broader prime mortgage portfolio.

The carrying value of retained home equity lines of credit outstanding was $13.2 billion at December 31, 2025, including $3.3 billion of HELOCs that have recast from interest-only to fully amortizing payments or have been modified, and $3.2 billion of interest-only balloon HELOCs, which primarily mature after 2030. The Firm manages the risk of HELOCs during their revolving period by reducing or canceling the undrawn line in accordance with the contract or to the extent otherwise permitted by law, including when there has been a demonstrable decline in the creditworthiness of the borrower or significant decrease in the value of the underlying property.

The following table provides a summary of the Firm's residential mortgage portfolio insured and/or guaranteed by U.S. government agencies, predominantly loans held-for-sale and loans at fair value. The Firm monitors its exposure to certain potential unrecoverable claim payments related to government-insured loans and considers this exposure in estimating the allowance for loan losses.

(in millions)	December 31, 2025	December 31, 2024
Current	$ 840	$ 462
30-89 days past due	121	72
90 or more days past due	198	121
Total government guaranteed loans	**$ 1,159**	**$ 655**

Geographic composition and current estimated loan-to-value ratio of residential real estate loans

At December 31, 2025, $213.1 billion, or 70%, of the total retained residential real estate loan portfolio, was concentrated in California, New York, Florida, Texas and Massachusetts, compared to $217.7 billion, or 70%, at December 31, 2024.

Average current estimated loan-to-value ("LTV") ratios were relatively flat compared to December 31, 2024.

Refer to Note 12 for information on the geographic composition and current estimated LTVs of the Firm's residential real estate loans.

Management's discussion and analysis

Auto and other: The auto and other loan portfolio, including loans at fair value, generally consists of prime-quality scored auto and business banking loans, other consumer unsecured loans, and overdrafts. The portfolio increased compared to December 31, 2024, primarily driven by an increase in loans at fair value due to net purchases of other consumer unsecured loans in CIB. Net charge-offs decreased compared to the prior year, primarily due to lower scored auto net charge-offs, reflecting improved used vehicle valuations. Refer to Note 14 for further information on securitization activity.

Nonperforming assets

The following table presents information as of December 31, 2025 and 2024, about consumer, excluding credit card, nonperforming assets.

Nonperforming assets[a]

December 31, (in millions)	2025	2024
Nonaccrual loans		
Residential real estate	$ 4,381	$ 3,665
Auto and other	292	261
Total nonaccrual loans	**4,673**	**3,926**
Assets acquired in loan satisfactions		
Real estate owned	103	78
Other	31	34
Total assets acquired in loan satisfactions	**134**	**112**
Total nonperforming assets	**$ 4,807**	**$ 4,038**

(a) Excludes mortgage loans past due and insured by U.S. government agencies, which are primarily 90 or more days past due. These loans have been excluded based upon the government guarantee. At December 31, 2025 and 2024, mortgage loans 90 or more days past due and insured by U.S. government agencies were $198 million and $121 million, respectively.

Nonaccrual loans

The following table presents changes in consumer, excluding credit card, nonaccrual loans for the years ended December 31, 2025 and 2024.

Nonaccrual loan activity

Year ended December 31, (in millions)	2025	2024
Beginning balance	$ 3,926	$ 4,203
Additions:	4,506	3,225
Reductions:		
Principal payments and other	962	894
Sales	760	803
Charge-offs	643	665
Returned to performing status	1,200	963
Foreclosures and other liquidations	194	177
Total reductions	**3,759**	**3,502**
Net changes	**747**	**(277)**
Ending balance	**$ 4,673**	**$ 3,926**

Refer to Note 12 for further information about the consumer credit portfolio, including information about delinquencies, other credit quality indicators and loans that were in the process of active or suspended foreclosure.

Credit card

Total credit card loans increased compared to December 31, 2024, reflecting growth from new accounts and revolving balances. The December 31, 2025 30+ and 90+ day delinquency rates of 2.16% and 1.10%, respectively, decreased compared to the December 31, 2024 30+ and 90+ day delinquency rates of 2.17% and 1.14%, respectively, in line with the Firm's expectations. Net charge-offs increased for the year ended December 31, 2025 compared to the prior year, reflecting loan growth.

Consistent with the Firm's policy, all credit card loans typically remain on accrual status until charged off. However, the Firm's allowance for loan losses includes the estimated uncollectible portion of accrued and billed interest and fee income.

Geographic and FICO composition of credit card loans

At December 31, 2025, $116.3 billion, or 47% of the total retained credit card loan portfolio, was concentrated in California, Texas, New York, Florida and Illinois, compared to $109.0 billion, or 47%, at December 31, 2024.

Refer to Note 12 for further information about this portfolio, including information about delinquencies, geographic and FICO composition.

Management's discussion and analysis

WHOLESALE CREDIT PORTFOLIO

In its wholesale businesses, the Firm is exposed to credit risk primarily through its underwriting, lending, market-making, and hedging activities with and for clients and counterparties, as well as through various operating services (such as cash management and clearing activities), securities financing activities and cash placed with banks. A portion of the loans originated or acquired by the Firm's wholesale businesses is generally retained on the balance sheet. The Firm distributes a significant percentage of the loans that it originates into the market as part of its syndicated loan business and to manage portfolio concentrations and credit risk. The wholesale portfolio is actively managed, in part by conducting ongoing, in-depth reviews of client credit quality and transaction structure, inclusive of collateral where applicable, and of industry, product and client concentrations. Refer to the industry discussion on pages 120–123 for further information.

The Firm's wholesale credit portfolio includes exposure held in CIB, AWM and Corporate, and risk-rated exposure held in CCB, for which the wholesale methodology is applied when determining the allowance for loan losses.

As of December 31, 2025, loans increased by $121.1 billion, predominantly driven by higher loans in CIB, primarily in Markets, and higher securities-based lending in AWM, both associated with higher client demand. Lending-related commitments increased by $64.5 billion, predominantly driven by higher commitments in CIB, including held-for-sale commitments.

As of December 31, 2025, nonperforming exposure increased by $478 million, driven by certain exposures in Technology, Media & Telecommunications, Oil & Gas and Utilities, in each case primarily resulting from downgrades, largely offset by certain exposures in Healthcare and Consumer & Retail, primarily due to charge-off activity, upgrades, and loan sales.

Wholesale credit portfolio

December 31, (in millions)	Credit exposure		Nonperforming	
	2025	2024	**2025**	2024
Loans retained	**$ 792,367**	$ 690,396	**$ 4,398**	$ 3,942
Loans held-for-sale	**13,506**	6,103	**8**	5
Loans at fair value	**37,501**	25,819	**778**	964
Loans	**843,374**	722,318	**5,184**	4,911
Derivative receivables	**57,777**	60,967	**204**	145
Receivables from customers[a]	**47,336**	51,929	**—**	—
Total wholesale credit-related assets	**948,487**	835,214	**5,388**	5,056
Assets acquired in loan satisfactions				
Real estate owned	**NA**	NA	**164**	206
Total assets acquired in loan satisfactions	**NA**	NA	**164**	206
Lending-related commitments	**595,954**	531,467	**925**	737
Total wholesale credit portfolio	**$1,544,441**	$1,366,681	**$ 6,477**	$ 5,999
Credit derivatives and credit-related notes used in credit portfolio management activities[b]	**$ (23,898)**	$ (40,888)	**$ —**	$ —
Liquid securities and other cash collateral held against derivatives	**(28,891)**	(28,160)	**NA**	NA

(a) Receivables from customers reflect held-for-investment margin loans to brokerage clients in CIB, CCB and AWM; these are reported within accrued interest and accounts receivable on the Consolidated balance sheets.

(b) Represents the net notional amount of protection purchased and sold through credit derivatives and credit-related notes used to manage both performing and nonperforming wholesale credit exposures; these derivatives do not qualify for hedge accounting under U.S. GAAP. Refer to Credit derivatives on page 128 and Note 5 for additional information.

Wholesale credit exposure – maturity and ratings profile

The following tables present the maturity and internal risk ratings profiles of the wholesale credit portfolio as of December 31, 2025 and 2024. The Firm generally considers internal ratings with qualitative characteristics equivalent to BBB-/Baa3 or higher as investment grade, and takes into consideration collateral and structural support when determining the internal risk rating for each credit facility. Refer to Note 12 for further information on internal risk ratings.

December 31, 2025 (in millions, except ratios)	Maturity profile[d]				Ratings profile			
	1 year or less	After 1 year through 5 years	After 5 years	Total	Investment-grade	Noninvestment-grade	Total	Total % of IG
Loans retained	$271,648	$330,900	$189,819	$792,367	$541,364	$251,003	$792,367	68 %
Derivative receivables				57,777			57,777	
Less: Liquid securities and other cash collateral held against derivatives				(28,891)			(28,891)	
Total derivative receivables, net of collateral	7,941	6,836	14,109	28,886	19,721	9,165	28,886	68
Lending-related commitments	155,797	412,594	27,563	595,954	383,106	212,848	595,954	64
Subtotal	435,386	750,330	231,491	1,417,207	944,191	473,016	1,417,207	67
Loans held-for-sale and loans at fair value[a]				51,007			51,007	
Receivables from customers				47,336			47,336	
Total exposure – net of liquid securities and other cash collateral held against derivatives				$1,515,550			$1,515,550	
Credit derivatives and credit-related notes used in credit portfolio management activities[b][c]	$ (5,356)	$ (17,424)	$ (1,118)	$ (23,898)	$ (17,831)	$ (6,067)	$ (23,898)	75 %

December 31, 2024 (in millions, except ratios)	Maturity profile[d]				Ratings profile			
	1 year or less	After 1 year through 5 years	After 5 years	Total	Investment-grade	Noninvestment-grade	Total	Total % of IG
Loans retained	$ 225,982	$ 289,199	$ 175,215	$ 690,396	$ 471,670	$ 218,726	$ 690,396	68 %
Derivative receivables				60,967			60,967	
Less: Liquid securities and other cash collateral held against derivatives				(28,160)			(28,160)	
Total derivative receivables, net of collateral	11,515	7,418	13,874	32,807	24,707	8,100	32,807	75
Lending-related commitments	121,283	384,529	25,655	531,467	352,082	179,385	531,467	66
Subtotal	358,780	681,146	214,744	1,254,670	848,459	406,211	1,254,670	68
Loans held-for-sale and loans at fair value[a]				31,922			31,922	
Receivables from customers				51,929			51,929	
Total exposure – net of liquid securities and other cash collateral held against derivatives				$1,338,521			$1,338,521	
Credit derivatives and credit-related notes used in credit portfolio management activities[b][c]	$ (5,442)	$ (33,751)	$ (1,695)	$ (40,888)	$ (31,691)	$ (9,197)	$ (40,888)	78 %

(a) Loans held-for-sale are primarily related to syndicated loans and loans transferred from the retained portfolio.

(b) These derivatives do not qualify for hedge accounting under U.S. GAAP.

(c) The notional amounts are presented on a net basis by underlying reference entity and the ratings profile shown is based on the ratings of the reference entity on which protection has been purchased. Predominantly all of the credit derivatives entered into by the Firm where it has purchased protection used in credit portfolio management activities are executed with investment-grade counterparties. In addition, the Firm obtains credit protection against certain loans in the retained loan portfolio through the issuance of credit-related notes.

(d) The maturity profile of retained loans, lending-related commitments and derivative receivables is generally based on remaining contractual maturity. Derivative contracts that are in a receivable position at December 31, 2025, may become payable prior to maturity based on their cash flow profile or changes in market conditions.

Management's discussion and analysis

Wholesale credit exposure – industry exposures

The Firm focuses on the management and diversification of its industry exposures, and pays particular attention to industries with actual or potential credit concerns.

Exposures that are deemed to be criticized align with the U.S. banking regulators' definition of criticized exposures, which consist of the special mention, substandard and doubtful categories. Total criticized exposure, excluding loans held-for-sale and loans at fair value, was $48.5 billion and $44.7 billion as of December 31, 2025 and 2024, representing approximately 3.4% and 3.5% of total wholesale credit exposure, respectively; of the $48.5 billion, $42.9 billion was performing. The increase in criticized exposure was driven by SPEs, Consumer & Retail, Banks & Finance Companies, Healthcare, and Chemicals & Plastics, primarily resulting from downgrades and new lending-related commitments, partially offset by Real Estate and Industrials, primarily resulting from net portfolio activity and upgrades.

The table below summarizes by industry the Firm's exposures as of December 31, 2025 and 2024. The industry of risk category is generally based on the client or counterparty's primary business activity. Refer to Note 4 for additional information on industry concentrations.

Wholesale credit exposure – industries[a]

| As of or for the year ended December 31, 2025 (in millions) | Credit exposure[f][g] | Investment-grade | Noninvestment-grade | | | Selected metrics | | | |
			Noncriticized	Criticized performing	Criticized nonperforming	30 days or more past due and accruing loans	Net charge-offs/ (recoveries)	Credit derivative and credit-related notes[h]	Liquid securities and other cash collateral held against derivative receivables
Real Estate	$ 224,858	$ 155,712	$ 57,478	$ 9,967	$ 1,701	$ 959	$ 380	$ (99)	$ —
Individuals and Individual Entities[b]	167,700	138,142	28,677	460	421	1,012	(15)	—	—
Asset Managers	152,848	117,426	35,113	304	5	105	1	(5)	(10,626)
Consumer & Retail	133,945	63,523	62,382	7,425	615	115	234	(311)	—
Technology, Media & Telecommunications	97,816	44,373	42,507	10,135	801	37	281	(1,078)	—
Industrials	80,606	44,078	33,166	3,101	261	470	18	(68)	—
Banks & Finance Companies	75,653	41,904	32,826	903	20	16	8	(574)	(657)
Healthcare	72,218	48,888	19,713	3,059	558	12	191	(67)	—
Utilities	39,005	24,840	12,519	1,254	392	1	63	(203)	—
Oil & Gas	36,497	21,825	14,076	347	249	52	48	(51)	—
Automotive	35,984	19,602	15,397	958	27	109	3	(277)	—
State & Municipal Govt[c]	32,484	31,372	1,100	3	9	30	—	(3)	—
Insurance	25,031	17,511	7,352	168	—	6	—	(20)	(8,310)
Chemicals & Plastics	23,790	11,251	10,355	2,091	93	2	82	(239)	—
Transportation	20,861	11,450	9,097	285	29	11	(3)	(135)	—
Metals & Mining	17,767	7,459	9,883	406	19	22	4	(39)	(67)
Central Govt	15,164	14,666	245	44	209	8	—	(1,258)	(1,273)
Securities Firms	7,966	4,372	3,593	—	1	1	—	(13)	(2,458)
Financial Markets Infrastructure	5,734	5,306	358	70	—	—	—	—	—
All other[d]	180,171	148,214	29,887	1,953	117	3	303	(19,458)	(5,500)
Subtotal	**$ 1,446,098**	**$ 971,914**	**$ 425,724**	**$ 42,933**	**$ 5,527**	**$ 2,971**	**$ 1,598**	**$ (23,898)**	**$ (28,891)**
Loans held-for-sale and loans at fair value	51,007								
Receivables from customers	47,336								
Total[e]	**$ 1,544,441**								

(continued from previous page)

As of or for the year ended December 31, 2024 (in millions)	Credit exposure[(f)(g)]	Investment-grade	Noninvestment-grade			Selected metrics			
			Noncriticized	Criticized performing	Criticized nonperforming	30 days or more past due and accruing loans	Net charge-offs/ (recoveries)	Credit derivative and credit-related notes[(h)]	Liquid securities and other cash collateral held against derivative receivables
Real Estate	$ 207,050	$ 143,803	$ 50,865	$ 10,858	$ 1,524	$ 913	$ 345	$ (584)	$ —
Individuals and Individual Entities[(b)]	144,145	118,650	24,831	217	447	831	122	—	—
Asset Managers	135,541	101,150	34,148	206	37	375	2	—	(9,194)
Consumer & Retail	129,815	62,800	60,141	6,055	819	252	123	(4,320)	—
Technology, Media & Telecommunications	84,716	45,021	28,629	10,592	474	79	94	(4,800)	—
Industrials	72,530	37,572	30,912	3,807	239	185	91	(2,312)	—
Banks & Finance Companies	61,287	36,884	24,119	257	27	36	—	(702)	(729)
Healthcare	64,224	44,135	17,062	2,219	808	245	56	(3,286)	(34)
Utilities	35,871	24,205	10,256	1,273	137	1	—	(2,700)	—
Oil & Gas	31,724	19,053	12,479	188	4	9	(3)	(1,711)	(2)
Automotive	34,336	22,015	11,353	931	37	121	1	(997)	—
State & Municipal Govt[(c)]	35,039	33,303	1,711	9	16	90	—	(2)	(1)
Insurance	24,267	17,847	6,198	222	—	2	—	(1,077)	(9,184)
Chemicals & Plastics	20,782	11,013	8,152	1,521	96	31	14	(1,164)	—
Transportation	17,019	9,462	7,135	391	31	17	(20)	(658)	—
Metals & Mining	15,860	7,373	7,860	590	37	9	—	(246)	(2)
Central Govt	13,862	13,580	157	125	—	4	—	(1,490)	(2,051)
Securities Firms	9,443	5,424	4,014	5	—	—	—	(13)	(2,635)
Financial Markets Infrastructure	4,446	4,201	245	—	—	—	—	(1)	—
All other[(d)]	140,873	117,986	22,398	398	91	10	(3)	(14,825)	(4,328)
Subtotal	$ 1,282,830	$ 875,477	$ 362,665	$ 39,864	$ 4,824	$ 3,210	$ 822	$ (40,888)	$ (28,160)
Loans held-for-sale and loans at fair value	31,922								
Receivables from customers	51,929								
Total[(e)]	$ 1,366,681								

(a) The industry rankings presented in the table as of December 31, 2024, are based on the industry rankings of the corresponding exposures as of December 31, 2025, not actual rankings of such exposures as of December 31, 2024.
(b) Individuals and Individual Entities predominantly consists of Global Private Bank clients within AWM and J.P. Morgan Wealth Management within CCB, and includes exposure to personal investment companies and personal and testamentary trusts.
(c) In addition to the credit risk exposure to states and municipal governments (both U.S. and non-U.S.) at December 31, 2025 and 2024, noted above, the Firm held: $6.1 billion of trading assets at both periods; $20.2 billion and $17.9 billion, respectively, of AFS securities; and $8.6 billion and $9.3 billion, respectively, of HTM securities, issued by U.S. state and municipal governments. Refer to Notes 2 and 10 for further information.
(d) All other includes: SPEs and Private education and civic organizations, representing approximately 95% and 5%, respectively, at December 31, 2025, and 94% and 6%, respectively, at December 31, 2024. Refer to Note 14 for more information on exposures to SPEs.
(e) Excludes cash placed with banks of $333.8 billion and $459.2 billion, at December 31, 2025 and 2024, respectively, which is predominantly placed with various central banks, primarily Federal Reserve Banks.
(f) Credit exposure is net of risk participations and excludes the benefit of credit derivatives and credit-related notes used in credit portfolio management activities held against derivative receivables or loans and liquid securities and other cash collateral held against derivative receivables.
(g) Credit exposure includes held-for-sale and fair value option elected lending-related commitments.
(h) Represents the net notional amounts of protection purchased and sold through credit derivatives and credit-related notes used to manage the credit exposures; these derivatives do not qualify for hedge accounting under U.S. GAAP. The All other category includes purchased credit protection on certain credit indices.

Management's discussion and analysis

Presented below is additional detail on certain of the Firm's industry exposures.

Real Estate

Real Estate exposure was $224.9 billion as of December 31, 2025. Criticized exposure decreased by $714 million from $12.4 billion at December 31, 2024 to $11.7 billion at December 31, 2025, driven by net portfolio activity, predominantly offset by net downgrades.

December 31, 2025 (in millions, except ratios)	Loans and lending-related commitments	Derivative receivables	Credit exposure	% Investment-grade	% Drawn[d]
Multifamily[a]	$ 128,864	$ 25	$ 128,889	78 %	91 %
Other Income Producing Properties[b]	23,390	229	23,619	46	53
Services and Non Income Producing	20,325	130	20,455	63	35
Industrial	19,541	13	19,554	67	69
Office	15,016	39	15,055	47	80
Retail	12,879	33	12,912	79	74
Lodging	4,366	8	4,374	26	48
Total Real Estate Exposure[c]	**$ 224,381**	**$ 477**	**$ 224,858**	**69 %**	**77 %**

December 31, 2024 (in millions, except ratios)	Loans and lending-related commitments	Derivative receivables	Credit exposure	% Investment-grade	% Drawn[d]
Multifamily[a]	$ 124,074	$ 7	$ 124,081	77 %	92 %
Other Income Producing Properties[b]	16,411	158	16,569	50	63
Services and Non Income Producing	14,047	57	14,104	62	46
Industrial	19,092	17	19,109	65	72
Office	16,331	29	16,360	47	81
Retail	12,230	23	12,253	77	75
Lodging	4,555	19	4,574	31	53
Total Real Estate Exposure	**$ 206,740**	**$ 310**	**$ 207,050**	**69 %**	**82 %**

(a) Total Multifamily exposure is approximately 99% performing. Multifamily exposure is largely in California.
(b) Other Income Producing Properties consists of clients with diversified property types or other property types, including data centers, outside of categories listed in the table above.
(c) Real Estate exposure is approximately 83% secured; unsecured exposure is largely investment-grade primarily to Real Estate Investment Trusts ("REITs") and Real Estate Operating Companies ("REOCs") whose underlying assets are generally diversified.
(d) Represents drawn exposure as a percentage of credit exposure.

Consumer & Retail

Consumer & Retail exposure was $133.9 billion as of December 31, 2025. Criticized exposure increased by $1.2 billion from $6.9 billion at December 31, 2024 to $8.0 billion at December 31, 2025, driven by net downgrades and new lending-related commitments, largely offset by net portfolio activity.

December 31, 2025 (in millions, except ratios)	Loans and lending-related commitments		Derivative receivables		Credit exposure		% Investment-grade	% Drawn[d]
Business and Consumer Services	$	38,160	$	501	$	38,661	41 %	43 %
Retail[a]		36,492		434		36,926	55	29
Food and Beverage		31,513		855		32,368	53	36
Consumer Hard Goods		14,824		309		15,133	43	33
Leisure[b]		10,721		136		10,857	33	45
Total Consumer & Retail[c]	$	131,710	$	2,235	$	133,945	47 %	37 %

December 31, 2024 (in millions, except ratios)	Loans and lending-related commitments		Derivative receivables		Credit exposure		% Investment-grade	% Drawn[d]
Business and Consumer Services	$	34,534	$	412	$	34,946	42 %	41 %
Retail[a]		34,917		261		35,178	51	31
Food and Beverage		34,774		683		35,457	61	34
Consumer Hard Goods		13,796		208		14,004	43	35
Leisure[b]		10,186		44		10,230	26	43
Total Consumer & Retail	$	128,207	$	1,608	$	129,815	48 %	36 %

(a) Retail consists of Home Improvement & Specialty Retailers, Discount & Drug Stores, Restaurants, Specialty Apparel, Supermarkets, and Department Stores.

(b) Leisure consists of Arts & Culture, Travel Services, Gaming, and Sports & Recreation. As of December 31, 2025, approximately 88% of the noninvestment-grade Leisure portfolio is secured.

(c) Consumer & Retail exposure is approximately 57% secured; unsecured exposure is approximately 77% investment-grade.

(d) Represents drawn exposure as a percentage of credit exposure.

Management's discussion and analysis

Loans

In its wholesale businesses, the Firm provides loans to a variety of clients, ranging from large corporate and institutional clients to high-net-worth individuals. Refer to Note 12 for a further discussion on loans, including information about delinquencies, loan modifications and other credit quality indicators.

The following table presents the change in the nonaccrual loan portfolio for the years ended December 31, 2025 and 2024. Since December 31, 2024, nonaccrual loan exposure increased by $273 million, driven by certain exposures in Technology, Media & Telecommunications, Utilities, Central Government, and Oil & Gas, in each case primarily resulting from downgrades, largely offset by certain exposures in Healthcare and Consumer & Retail, in each case primarily resulting from charge-off activity, upgrades, and loan sales.

Wholesale nonaccrual loan activity

Year ended December 31, (in millions)	2025	2024
Beginning balance	$ 4,911	$ 2,714
Additions	5,343	5,841
Reductions:		
Paydowns and other	1,890	2,387
Gross charge-offs	1,481	780
Returned to performing status	1,538	392
Sales	161	85
Total reductions	5,070	3,644
Net changes	273	2,197
Ending balance	$ 5,184	$ 4,911

The following table presents net charge-offs/recoveries, which are defined as gross charge-offs less recoveries, for the years ended December 31, 2025 and 2024. The amounts in the table below do not include gains or losses from sales of nonaccrual loans recognized in noninterest revenue.

Wholesale net charge-offs increased for the year ended December 31, 2025 compared to the prior year, primarily due to increases in Commercial and industrial, including in Technology, Media & Telecommunications and Healthcare, as well as estimated losses related to borrower fraud in certain secured lending facilities.

Wholesale net charge-offs/(recoveries)

Year ended December 31, (in millions, except ratios)	2025	2024
Loans		
Average loans retained	$ 732,793	$ 673,310
Gross charge-offs	1,787	1,022
Gross recoveries collected	(189)	(200)
Net charge-offs/(recoveries)	1,598	822
Net charge-off/(recovery) rate	0.22 %	0.12 %

Maturities and sensitivity to changes in interest rates

The table below sets forth wholesale loan maturities and the distribution between fixed and floating interest rates based on the stated terms of the loan agreements by loan class. Refer to Note 12 for further information on loan classes.

December 31, 2025 (in millions)	1 year or less[b]	After 1 year through 5 years	After 5 years through 15 years	After 15 years	Total
Wholesale loans:					
Secured by real estate	$ 13,998	$ 66,811	$ 60,499	$ 38,638	$ 179,946
Commercial and industrial	52,480	118,190	18,486	156	189,312
Other	217,587	203,197	45,169	8,163	474,116
Total wholesale loans	$ 284,065	$ 388,198	$ 124,154	$ 46,957	$ 843,374
Loans due after one year at fixed interest rates					
Secured by real estate		$ 14,737	$ 14,356	$ 915	
Commercial and industrial		5,728	2,109	7	
Other		28,116	15,459	4,797	
Loans due after one year at variable interest rates[a]					
Secured by real estate		$ 52,074	$ 46,143	$ 37,722	
Commercial and industrial		112,463	16,377	148	
Other		175,080	29,710	3,368	
Total wholesale loans		$ 388,198	$ 124,154	$ 46,957	

(a) Includes loans that have an initial fixed interest rate that resets to a variable rate as the variable rate will be the prevailing rate over the life of the loan.
(b) Includes loans held-for-sale, demand loans and overdrafts.

The following table presents net charge-offs/recoveries, average retained loans and net charge-off/recovery rate by loan class for the years ended December 31, 2025 and 2024.

Year ended December 31, (in millions, except ratios)	Secured by real estate		Commercial and industrial		Other		Total	
	2025	2024	**2025**	2024	**2025**	2024	**2025**	2024
Net charge-offs/(recoveries)	$ **390**	$ 313	$ **882**	$ 381	$ **326**	$ 128	$ **1,598**	$ 822
Average retained loans	**162,567**	162,653	**169,149**	169,363	**401,077**	341,294	**732,793**	673,310
Net charge-off/(recovery) rate	**0.24 %**	0.19 %	**0.52 %**	0.22 %	**0.08 %**	0.04 %	**0.22 %**	0.12 %

Management's discussion and analysis

Lending-related commitments

The Firm uses lending-related financial instruments, such as commitments (including revolving credit facilities) and guarantees, to address the financing needs of its clients. The contractual amounts of these financial instruments represent the maximum possible credit risk should the clients draw down on these commitments or when the Firm fulfills its obligations under these guarantees, and the clients subsequently fail to perform according to the terms of these contracts. Most of these commitments and guarantees have historically been refinanced, extended, cancelled, or expired without being drawn upon or a default occurring. As a result, the Firm does not believe that the total contractual amount of these wholesale lending-related commitments is representative of the Firm's expected future credit exposure or funding requirements. Refer to Note 28 for further information on wholesale lending-related commitments.

Receivables from customers

Receivables from customers reflect held-for-investment margin loans to brokerage clients in CIB, CCB and AWM that are collateralized by assets maintained in the clients' brokerage accounts (including cash on deposit, and primarily liquid and readily marketable debt or equity securities). To manage its credit risk, the Firm establishes margin requirements and monitors the required margin levels on an ongoing basis, and requires clients to deposit additional cash or other collateral, or to reduce positions, when appropriate. Credit risk arising from lending activities subject to collateral maintenance requirements is generally mitigated by factors such as the short-term nature of the activity, the fair value of collateral held and the Firm's right to call for, and the borrower's obligation to provide, additional margin when the fair value of the collateral declines. Because of these mitigating factors, these receivables generally do not require an allowance for credit losses. However, if in management's judgment, an allowance for credit losses is required, the Firm estimates expected credit losses based on the value of the collateral and probability of borrower default. These receivables are reported within accrued interest and accounts receivable on the Firm's Consolidated balance sheets.

Refer to Note 13 for further information on the Firm's accounting policies for the allowance for credit losses.

Derivative contracts

Derivatives enable clients and counterparties to manage risk, including credit risk and risks arising from fluctuations in interest rates, foreign exchange and equities and commodities prices. The Firm makes markets in derivatives in order to meet these needs and uses derivatives to manage certain risks associated with net open risk positions from its market-making activities, including the counterparty credit risk arising from derivative receivables. The Firm also uses derivative instruments to manage its own credit risk and other market risk exposure. The nature of the counterparty and the settlement mechanism of the

derivative affect the credit risk to which the Firm is exposed. For over-the-counter ("OTC") derivatives, the Firm is exposed to the credit risk of the derivative counterparty. For exchange-traded derivatives ("ETD"), such as futures and options, and cleared over-the-counter ("OTC-cleared") derivatives, the Firm can also be exposed to the credit risk of the relevant CCP. Where possible, the Firm seeks to mitigate its credit risk exposures arising from derivative contracts through the use of legally enforceable master netting arrangements and collateral agreements. The percentage of the Firm's OTC derivative transactions subject to collateral agreements — excluding foreign exchange spot trades, which are not typically covered by collateral agreements due to their short maturity and centrally cleared trades that are settled daily — was approximately 86% at both December 31, 2025 and 2024. Refer to Note 5 for additional information on the Firm's use of collateral agreements and for a further discussion of derivative contracts, counterparties and settlement types.

The fair value of derivative receivables reported on the Consolidated balance sheets was $57.8 billion and $61.0 billion at December 31, 2025 and 2024, respectively. The decrease was primarily as a result of market movements. Derivative receivables represent the fair value of the derivative contracts after giving effect to legally enforceable master netting agreements and the related cash collateral held by the Firm.

In addition, the Firm holds liquid securities and other cash collateral that may be used as security when the fair value of the client's exposure is in the Firm's favor. For these purposes, the definition of liquid securities is consistent with the definition of high quality liquid assets as defined in the LCR rule.

In management's view, the appropriate measure of current credit risk should also take into consideration other collateral, which generally represents securities that do not qualify as high quality liquid assets under the LCR rule. The benefits of these additional collateral amounts for each counterparty are subject to a legally enforceable master netting agreement and limited to the net amount of the derivative receivables for each counterparty.

The Firm also holds additional collateral (primarily cash, G7 government securities, other liquid government agency and guaranteed securities, and corporate debt and equity securities) delivered by clients at the initiation of transactions, as well as collateral related to contracts that have a non-daily call frequency and collateral that the Firm has agreed to return but has not yet settled as of the reporting date. Although this collateral does not reduce the receivables balances and is not included in the tables below, it is available as security against potential exposure that could arise should the fair value of the client's derivative contracts move in the Firm's favor. Refer to Note 5 for additional information on the Firm's use of collateral agreements for derivative transactions.

The following tables summarize the net derivative receivables and the internal ratings profile for the periods presented.

Derivative receivables

December 31, (in millions)		2025		2024
Total, net of cash collateral	$	57,777	$	60,967
Liquid securities and other cash collateral held against derivative receivables		(28,891)		(28,160)
Total, net of liquid securities and other cash collateral	$	28,886	$	32,807
Other collateral held against derivative receivables		(949)		(1,021)
Total, net of collateral	$	27,937	$	31,786

Ratings profile of derivative receivables

December 31, (in millions, except ratios)	2025			2024		
	Exposure net of collateral		% of exposure net of collateral	Exposure net of collateral		% of exposure net of collateral
Investment-grade	$	18,877	68 %	$	23,783	75 %
Noninvestment-grade		9,060	32		8,003	25
Total	$	27,937	100 %	$	31,786	100 %

While useful as a current view of credit exposure, the net fair value of the derivative receivables does not capture the potential future variability of that credit exposure. To capture this variability, the Firm calculates, on a client-by-client basis, three measures of potential derivatives-related credit loss: Peak, Derivative Risk Equivalent ("DRE"), and Average exposure ("AVG"). These measures all incorporate netting and collateral benefits, where applicable.

Peak represents a conservative measure of potential derivative exposure, including the benefit of collateral, to a counterparty calculated in a manner that is broadly equivalent to a 97.5% confidence level over the life of the transaction. Peak is the primary measure used by the Firm for setting credit limits for derivative contracts, senior management reporting and derivatives exposure management.

DRE exposure is a measure that expresses the risk of derivative exposure, including the benefit of collateral, on a basis intended to be equivalent to the risk of loan exposures. DRE is a less extreme measure of potential credit loss than Peak.

Finally, AVG is a measure of the expected fair value of the Firm's derivative exposures, including the benefit of collateral, at future time periods. AVG over the total life of the derivative contract is used as the primary metric for pricing purposes and is used to calculate credit risk capital and CVA, as further described below.

The fair value of the Firm's derivative receivables incorporates CVA to reflect the credit quality of counterparties. CVA is based on the Firm's AVG to a counterparty and the counterparty's credit spread in the credit derivatives market. The Firm believes that active risk management is essential to controlling the dynamic credit risk in the derivatives portfolio. In addition, the Firm's risk management process for derivatives exposures takes into consideration the potential impact of wrong-way risk, which is broadly defined as the risk that exposure to a counterparty is positively correlated with the impact of a default by the same counterparty, which could cause exposure to increase at the same time as the counterparty's capacity to meet its obligations is decreasing. Many factors may influence the nature and magnitude of these correlations over time. To the extent that these correlations are identified, the Firm may adjust the CVA associated with a particular counterparty's AVG. The Firm risk manages exposure to changes in CVA by entering into credit derivative contracts, as well as interest rate, foreign exchange, equity and commodity derivative contracts.

The below graph shows exposure profiles to the Firm's current derivatives portfolio over the next 10 years as calculated by the Peak, DRE and AVG metrics. The three measures generally show that exposure will decline after the first year, if no new trades are added to the portfolio.

Exposure profile of derivatives measures
December 31, 2025
(in billions)





Management's discussion and analysis

Credit derivatives

The Firm uses credit derivatives for two primary purposes: first, in its capacity as a market-maker, and second, as an end-user to manage the Firm's own credit risk associated with various exposures.

Credit portfolio management activities

Included in the Firm's end-user activities are credit derivatives used to mitigate the credit risk associated with traditional lending activities (loans and lending-related commitments) and derivatives counterparty exposure in the Firm's wholesale businesses (collectively, "credit portfolio management activities"). Information on credit portfolio management activities is provided in the table below.

The Firm also uses credit derivatives as an end-user to manage other exposures, including credit risk arising from certain securities held in the Firm's market-making businesses. These credit derivatives are not included in credit portfolio management activities.

Credit derivatives and credit-related notes used in credit portfolio management activities

December 31, (in millions)	Notional amount of protection purchased and sold[a]	
	2025	2024
Credit derivatives and credit-related notes used to manage:		
Loans and lending-related commitments	$ **9,899**	$ 25,216
Derivative receivables	**13,999**	15,672
Credit derivatives and credit-related notes used in credit portfolio management activities	$ **23,898**	$ 40,888

(a) Amounts are presented net, considering the Firm's net protection purchased or sold with respect to each underlying reference entity or index.

The credit derivatives used in credit portfolio management activities do not qualify for hedge accounting under U.S. GAAP; these derivatives are reported at fair value, with gains and losses recognized in principal transactions revenue. In contrast, the loans and lending-related commitments being risk-managed are accounted for on an accrual basis. This asymmetry in accounting treatment, between loans and lending-related commitments and the credit derivatives used in credit portfolio management activities, causes earnings volatility that is not representative, in the Firm's view, of the true changes in value of the Firm's overall credit exposure.

The effectiveness of credit default swaps ("CDS") as a hedge against the Firm's exposures may vary depending on a number of factors, including the named reference entity (i.e., the Firm may experience losses on specific exposures that are different than the named reference entities in the purchased CDS); the contractual terms of the CDS (which may have a defined credit event that does not align with an actual loss realized by the Firm); and the maturity of the Firm's CDS protection (which in some cases may be shorter than the Firm's exposures). However, the Firm generally seeks to purchase credit protection with a maturity date that is the same or similar to the maturity date of the exposure for which the protection was purchased, and remaining differences in maturity are actively monitored and managed by the Firm. Refer to Credit derivatives in Note 5 for further information on credit derivatives and derivatives used in credit portfolio management activities.

ALLOWANCE FOR CREDIT LOSSES

The Firm's allowance for credit losses represents management's estimate of expected credit losses over the remaining expected life of the Firm's financial assets measured at amortized cost and certain off-balance sheet lending-related commitments. The Firm's allowance for credit losses generally consists of:

- the allowance for loan losses, which covers the Firm's retained loan portfolios (scored and risk-rated) and is presented separately on the Consolidated balance sheets,

- the allowance for lending-related commitments, which is reflected in accounts payable and other liabilities on the Consolidated balance sheets, and

- the allowance for credit losses on investment securities, which is reflected in investment securities on the Consolidated balance sheets.

Discussion of changes in the allowance
The allowance for credit losses as of December 31, 2025 was $31.2 billion, reflecting a net addition of $4.4 billion from December 31, 2024.

The net addition to the allowance for credit losses included:

- $3.3 billion in **consumer**, driven by $2.2 billion related to the Apple Card transaction, loan growth in Card Services and the impact of changes in the Firm's weighted-average macroeconomic outlook, partially offset by reduced borrower uncertainty, and

- $1.1 billion in **wholesale**, driven by net increases in the loan and lending-related commitment portfolios, an update to loss assumptions on certain leveraged loans, and net changes in credit quality of client-specific exposures, partially offset by the impact of changes in the Firm's weighted-average macroeconomic outlook and a reduction due to the impact of charge-offs.

The Firm's qualitative adjustments and its weighted-average macroeconomic outlook continued to include additional weight placed on the adverse scenarios to reflect ongoing uncertainties and downside risks related to the geopolitical and macroeconomic environment. During 2025, the Firm further increased the weight placed on the adverse scenarios.

The Firm's allowance for credit losses is estimated using a weighted average of five internally developed macroeconomic scenarios. The adverse scenarios incorporate more punitive macroeconomic factors than the central case assumptions provided in the following table, resulting in:

- a weighted average U.S. unemployment rate peaking at 5.8% in the fourth quarter of 2026, and

- a weighted average U.S. real GDP level that is 2.1% lower than the central case at the end of the second quarter of 2027.

The following table presents the Firm's central case assumptions for the periods presented:

	Central case assumptions at December 31, 2025		
	2Q26	**4Q26**	**2Q27**
U.S. unemployment rate[a]	**4.6 %**	**4.4 %**	**4.2 %**
YoY growth in U.S. real GDP[b]	**2.0 %**	**1.8 %**	**1.9 %**

	Central case assumptions at December 31, 2024		
	2Q25	4Q25	2Q26
U.S. unemployment rate[a]	4.5 %	4.3 %	4.3 %
YoY growth in U.S. real GDP[b]	2.0 %	1.9 %	1.8 %

(a) Reflects quarterly average of forecasted U.S. unemployment rate.
(b) The year over year growth in U.S. real GDP in the forecast horizon of the central scenario is calculated as the percentage change in U.S. real GDP levels from the prior year.

Subsequent changes to this forecast and related estimates will be reflected in the provision for credit losses in future periods.

Refer to Consumer Credit Portfolio on pages 112–117, Wholesale Credit Portfolio on pages 118–128 and Note 12 for additional information on the consumer and wholesale credit portfolios.

Refer to Critical Accounting Estimates Used by the Firm on pages 154–157 for further information on the allowance for credit losses and related management judgments.

Management's discussion and analysis

Allowance for credit losses and related information

Year ended December 31, (in millions, except ratios)	2025				2024			
	Consumer, excluding credit card	Credit card	Wholesale	Total	Consumer, excluding credit card	Credit card	Wholesale	Total
Allowance for loan losses								
Beginning balance at January 1,	$ 1,807	$14,600	$ 7,938	$ 24,345	$ 1,856	$12,450	$ 8,114	$22,420
Gross charge-offs	1,089	9,164	1,787	12,040	1,299	8,198	1,022	10,519
Gross recoveries collected	(510)	(1,492)	(189)	(2,191)	(625)	(1,056)	(200)	(1,881)
Net charge-offs	579	7,672	1,598	9,849	674	7,142	822	8,638
Provision for loan losses	692	8,629	1,943	11,264	624	9,292	578	10,494
Other	—	—	5	5	1	—	68	69
Ending balance at December 31,	$ 1,920	$15,557	$ 8,288	$ 25,765	$ 1,807	$14,600	$ 7,938	$24,345
Allowance for lending-related commitments								
Beginning balance at January 1,	$ 82	$ —	$ 2,019	$ 2,101	$ 75	$ —	$ 1,899	$ 1,974
Provision for lending-related commitments	1	2,200 (d)	768	2,969	7	—	121	128
Other	—	—	1	1	—	—	(1)	(1)
Ending balance at December 31,	$ 83	$ 2,200	$ 2,788	$ 5,071	$ 82	$ —	$ 2,019	$ 2,101
Impairment methodology								
Asset-specific[a]	$ (647)	$ —	$ 707	$ 60	$ (728)	$ —	$ 526	$ (202)
Portfolio-based	2,567	15,557	7,581	25,705	2,535	14,600	7,412	24,547
Total allowance for loan losses	$ 1,920	$15,557	$ 8,288	$ 25,765	$ 1,807	$14,600	$ 7,938	$24,345
Impairment methodology								
Asset-specific	$ —	$ —	$ 119	$ 119	$ —	$ —	$ 109	$ 109
Portfolio-based	83	2,200 (d)	2,669	4,952	82	—	1,910	1,992
Total allowance for lending-related commitments	$ 83	$ 2,200	$ 2,788	$ 5,071	$ 82	$ —	$ 2,019	$ 2,101
Total allowance for investment securities	NA	NA	NA	$ 106	NA	NA	NA	$ 152
Total allowance for credit losses[b]	$ 2,003	$17,757	$ 11,076	$ 30,942	$ 1,889	$14,600	$ 9,957	$26,598
Memo:								
Retained loans, end of period	$368,741	$247,797	$792,367	$1,408,905	$376,334	$232,860	$690,396	$1,299,590
Retained loans, average	371,238	231,644	732,793	1,335,675	384,001	214,033	673,310	1,271,344
Credit ratios								
Allowance for loan losses to retained loans	0.52 %	6.28 %	1.05 %	1.83 %	0.48 %	6.27 %	1.15 %	1.87 %
Allowance for loan losses to retained nonaccrual loans[c]	50	NA	188	311	56	NA	201	339
Allowance for loan losses to retained nonaccrual loans excluding credit card	50	NA	188	123	56	NA	201	136
Net charge-off rates	0.16	3.31	0.22	0.74	0.18	3.34	0.12	0.68

(a) Includes collateral-dependent loans, including those for which foreclosure is deemed probable, and nonaccrual risk-rated loans.
(b) At December 31, 2025 and 2024, in addition to the allowance for credit losses in the table above, the Firm also had an allowance for credit losses of $288 million and $268 million, respectively, associated with certain accounts receivable in CIB.
(c) The Firm's policy is generally to exempt credit card loans from being placed on nonaccrual status as permitted by regulatory guidance.
(d) Represents the impact of the Apple Card transaction.

Allocation of allowance for loan losses

The table below presents a breakdown of the allowance for loan losses by loan class. Refer to Note 12 for further information on loan classes.

December 31, (in millions, except ratios)	2025		2024	
	Allowance for loan losses	% of retained loans to total retained loans	Allowance for loan losses	% of retained loans to total retained loans
Residential real estate	$ 869	21 %	$ 666	24 %
Auto and other	1,051	5	1,141	5
Consumer, excluding credit card	**1,920**	**26**	1,807	29
Credit card	**15,557**	**18**	14,600	18
Total consumer	**17,477**	**44**	16,407	47
Secured by real estate	2,226	12	2,978	12
Commercial and industrial	4,240	12	3,350	13
Other	1,822	32	1,610	28
Total wholesale	**8,288**	**56**	7,938	53
Total	**$ 25,765**	**100 %**	$ 24,345	100 %

Management's discussion and analysis

INVESTMENT PORTFOLIO RISK MANAGEMENT

Investment portfolio risk is the risk associated with the loss of principal or a reduction in expected returns on investments arising from the investment securities portfolio or from principal investments. The investment securities portfolio is predominantly held by Treasury and CIO in connection with the Firm's balance sheet and asset-liability management objectives. Principal investments are predominantly privately-held financial instruments and are managed in the LOBs and Corporate. Investments are typically intended to be held over extended periods and, accordingly, the Firm has no expectation for short-term realized gains with respect to these investments.

Investment securities risk

Investment securities risk includes the exposure associated with a default in the payment of principal and interest. This risk is mitigated given that the investment securities portfolio held by Treasury and CIO predominantly consists of high-quality securities. At December 31, 2025, the size of the Treasury and CIO investment securities portfolio, net of the allowance for credit losses, was $774.0 billion, and the average credit rating of the securities comprising the portfolio was AA+ (based upon external ratings where available, and where not available, based primarily upon internal risk ratings). Refer to Corporate results on pages 80–82 and Note 10 for further information on the investment securities portfolio and internal risk ratings. Refer to Liquidity Risk Management on pages 100–107 for further information on related liquidity risk. Refer to Market Risk Management on pages 133-142 for further information on the market risk inherent in the portfolio.

Governance and oversight
Investment securities risks are governed by the Firm's Risk Appetite framework, and reviewed at the CTC Risk Committee with regular updates provided to the Board Risk Committee.

The Firm's independent control functions are responsible for reviewing the appropriateness of the carrying value of investment securities in accordance with relevant policies. Approved levels for investment securities are established for each risk category, including capital and credit risks.

Principal investment risk

Principal investments are typically privately-held financial instruments representing ownership interests or other forms of junior capital. In general, principal investments include tax-oriented investments and investments made to enhance or accelerate the Firm's business strategies and exclude those that are consolidated on the Firm's balance sheets. These investments are made by dedicated investing businesses or as part of a broader business strategy. The Firm's principal investments are managed by the LOBs and Corporate and are reflected within their respective financial results. The Firm's investments will continue to evolve based on market circumstances and in line with its strategic initiatives.

The table below presents the aggregate carrying values of the principal investment portfolios as of December 31, 2025 and 2024.

(in billions)	December 31, 2025		December 31, 2024
Tax-oriented investments, primarily in alternative energy and affordable housing	$	35.7	$ 33.3
Private equity, various debt and equity instruments, and real assets		11.3	9.1
Total carrying value	**$**	**47.0**	$ 42.4

Governance and oversight
The Firm's approach to managing principal investment risk is consistent with the Firm's risk governance structure. The Firm has established a Firmwide risk policy framework for all principal investing activities that includes approval by executives who are independent from the investing businesses, as appropriate.

The Firm's independent control functions are responsible for reviewing the appropriateness of the carrying value of investments in accordance with relevant policies. As part of the risk governance structure, approved levels for investments are established and monitored for each relevant business or segment in order to manage the overall size of the portfolios. The Firm also conducts stress testing on these portfolios using specific scenarios that estimate losses based on significant market moves and/or other risk events.

MARKET RISK MANAGEMENT

Market risk is the risk associated with the effect of changes in market factors such as interest and foreign exchange rates, equity and commodity prices, credit spreads or implied volatilities, on the value of assets and liabilities held for both the short and long term.

Market Risk Management

Market Risk Management monitors market risks throughout the Firm and defines market risk policies and procedures.

Market Risk Management seeks to measure risk, facilitate efficient risk/return decisions, reduce volatility in operating performance and provide transparency into the Firm's market risk profile for senior management, the Board of Directors and regulators. Market Risk Management is responsible for the following functions:

- Maintaining a market risk policy framework
- Independently measuring and monitoring LOB, Corporate, and Firmwide market risk
- Defining, approving and monitoring limits
- Performing stress testing and qualitative risk assessments

Risk measurement

Measures used to capture market risk

There is no single measure to capture market risk and therefore Market Risk Management uses various metrics, both statistical and nonstatistical, to assess risk including:

- Value-at-risk
- Stress testing
- Profit and loss drawdowns
- Earnings-at-risk
- Economic value sensitivity
- Other sensitivity-based measures

Risk monitoring and control

Market risk exposure is managed primarily through a series of limits set in the context of the market environment and business strategy. In setting limits, Market Risk Management takes into consideration factors such as market volatility, product liquidity, accommodation of client business, and management judgment. Market Risk Management maintains different levels of limits. Firm level limits include VaR and stress limits. Similarly, LOB and Corporate limits include VaR and stress limits and may be supplemented by certain nonstatistical risk measures such as profit and loss drawdowns. Limits may also be set within the LOBs and Corporate, as well as at the legal entity level.

Market Risk Management sets limits and regularly reviews and updates them as appropriate. Senior management is responsible for reviewing and approving certain of these risk limits on an ongoing basis. Limits that have not been reviewed within specified time periods by Market Risk Management are reported to senior management. The LOBs and Corporate are responsible for adhering to established limits against which exposures are monitored and reported.

Limit breaches are required to be reported in a timely manner to limit approvers, which include Market Risk Management and senior management. In the event of a breach, Market Risk Management consults with senior members of appropriate groups within the Firm to determine the suitable course of action required to return the applicable positions to compliance, which may include a reduction in risk in order to remedy the breach or granting a temporary increase in limits to accommodate an expected increase in client activity and/or market volatility. Firm, Corporate or LOB-level limit breaches are escalated as appropriate.

Models used to measure market risk are inherently imprecise and are limited in their ability to measure certain risks or to predict losses. This imprecision may be heightened when sudden or severe shifts in market conditions occur. For additional discussion on model uncertainty refer to Estimations and Model Risk Management on page 153.

Market Risk Management periodically reviews the Firm's existing market risk measures to identify opportunities for enhancement, and to the extent appropriate, will calibrate those measures accordingly over time.

Management's discussion and analysis

The following table summarizes the predominant business activities and related market risks, as well as positions which give rise to market risk and certain measures used to capture those risks, for each LOB and Corporate.

In addition to the predominant business activities, each LOB and Corporate may engage in principal investing activities. To the extent principal investments are deemed market risk sensitive, they are reflected in relevant risk measures and captured in the table below. Refer to Investment Portfolio Risk Management on page 132 for additional discussion on principal investments.

LOBs and Corporate	Predominant business activities	Related market risks	Positions included in Risk Management VaR	Positions included in earnings-at-risk	Positions included in other sensitivity-based measures
CCB	• Originates and services mortgage loans • Originates loans and takes deposits	• Risk from changes in the probability of newly originated mortgage commitments closing • Interest rate risk and prepayment risk	• Mortgage commitments, classified as derivatives • Warehouse loans that are fair value option elected, classified as loans – debt instruments • MSRs • Hedges of mortgage commitments, warehouse loans and MSRs, classified as derivatives • Interest-only and mortgage-backed securities, classified as trading assets-debt instruments, and related hedges, classified as derivatives • Fair value option elected liabilities[a]	• Retained and held-for-sale loan portfolios • Deposits	• Fair value option elected liabilities DVA[a]
CIB	• Makes markets and services clients across fixed income, foreign exchange, equities and commodities • Originates loans and takes deposits	• Risk of loss from adverse movements in market prices and implied volatilities across interest rate, foreign exchange, credit, commodity and equity instruments • Basis and correlation risk from changes in the way asset values move relative to one another • Interest rate risk and prepayment risk	• Trading assets/liabilities-debt and marketable equity instruments, and derivatives, including hedges of the retained loan portfolio • Certain securities purchased, loaned or sold under resale agreements and securities borrowed • Fair value option elected liabilities[a] • Certain fair value option elected loans • Derivative CVA and associated hedges • Marketable equity investments	• Retained and held-for-sale loan portfolios • Deposits	• Privately held equity and other investments measured at fair value; and certain real estate-related fair value option elected loans • Derivatives FVA and fair value option elected liabilities DVA[a]
AWM	• Provides initial capital investments in products such as mutual funds and capital invested alongside third-party investors • Originates loans and takes deposits	• Risk from adverse movements in market factors (e.g., market prices, rates and credit spreads) • Interest rate risk and prepayment risk	• Debt securities held in advance of distribution to clients, classified as trading assets-debt instruments • Trading assets/liabilities-derivatives that hedge the retained loan portfolio	• Retained and held-for-sale loan portfolios • Deposits	• Initial seed capital investments and related hedges, classified as derivatives • Certain deferred compensation and related hedges, classified as derivatives • Capital invested alongside third-party investors, typically in privately distributed collective vehicles managed by AWM (i.e., co-investments), as well as in third-party funds
Corporate	• Manages the Firm's liquidity, funding, capital, structural interest rate and foreign exchange risks	• Structural interest rate risk from the Firm's traditional banking activities • Structural non-USD foreign exchange risks	• Derivative positions measured through noninterest revenue in earnings • Marketable equity investments	• Deposits with banks and financing activities • Investment securities portfolio and related interest rate hedges • Cash flow hedges on retained loan portfolios in the LOBs • Long-term and short-term funding and related interest rate hedges • Deposits • Foreign exchange hedges of non-U.S. dollar capital investments	• Privately held equity and other investments measured at fair value • Foreign exchange exposure related to Firm-issued non-USD long-term debt ("LTD") and related hedges

(a) Reflects structured notes in Risk Management VaR and the DVA on structured notes in other sensitivity-based measures.

Value-at-risk

JPMorganChase utilizes value-at-risk ("VaR"), a statistical risk measure, to estimate the potential loss from adverse market moves in the current market environment. The Firm has a single VaR framework used as a basis for calculating Risk Management VaR and Regulatory VaR.

The framework is employed across the Firm using historical simulation based on data for the previous 12 months. The framework's approach assumes that historical changes in market values are representative of the distribution of potential outcomes in the immediate future. The Firm believes the use of Risk Management VaR provides a daily measure of risk that is closely aligned to risk management decisions made by the LOBs and Corporate and, along with other market risk measures, provides the appropriate information needed to respond to risk events.

The Firm's Risk Management VaR is calculated assuming a one-day holding period and an expected tail-loss methodology which approximates a 95% confidence level. Risk Management VaR provides a consistent framework to measure risk profiles and levels of diversification across product types and is used for aggregating risks and monitoring limits across businesses. VaR results are reported as appropriate to various groups including senior management, the Board Risk Committee and regulators.

Underlying the overall VaR model framework are individual VaR models that simulate historical market returns for individual risk factors and/or product types. To capture material market risks as part of the Firm's risk management framework, comprehensive VaR model calculations are performed daily for businesses whose activities give rise to market risk. These VaR models are granular and incorporate numerous risk factors and inputs to simulate daily changes in market values over the historical period; inputs are selected based on the risk profile of each portfolio, as sensitivities and historical time series used to generate daily market values may be different across product types or risk management systems. The VaR model results across all portfolios are aggregated at the Firm level.

As VaR is based on historical data, it is an imperfect measure of market risk exposure and potential future losses. In addition, based on their reliance on available historical data, limited time horizons, and other factors, VaR measures are inherently limited in their ability to measure certain risks and to predict losses, particularly those associated with market illiquidity and sudden or severe shifts in market conditions.

For certain products, specific risk parameters are not captured in VaR due to the lack of liquidity and availability of appropriate historical data. The Firm uses proxies to estimate the VaR for these and other products when daily time series are not available. It is likely that using an actual price-based time series for these products, if available, would affect the VaR results presented. The Firm therefore considers other nonstatistical measures such as stress testing, in addition to VaR, to capture and manage its market risk positions.

As VaR model calculations require daily data and a consistent source for valuation, the daily market data used may be different than the independent third-party data collected for VCG price testing in its monthly valuation process. For example, in cases where market prices are not observable, or where proxies are used in VaR historical time series, the data sources may differ. Refer to Valuation process in Note 2 for further information on the Firm's valuation process.

The Firm's VaR model calculations are periodically evaluated and enhanced in response to changes in the composition of the Firm's portfolios, changes in market conditions, improvements in the Firm's modeling techniques and measurements, and other factors. Such changes may affect historical comparisons of VaR results. Refer to Estimations and Model Risk Management on page 153 for information regarding model reviews and approvals.

The Firm calculates separately a daily aggregated VaR in accordance with regulatory rules ("Regulatory VaR"), which is used to derive the Firm's regulatory VaR-based capital requirements under Basel III capital rules. This Regulatory VaR model framework currently assumes a ten business-day holding period and an expected tail-loss methodology which approximates a 99% confidence level. Regulatory VaR is applied to "covered" positions as defined by Basel III capital rules, which may be different than the positions included in the Firm's Risk Management VaR. For example, credit derivative hedges of accrual loans are included in the Firm's Risk Management VaR, while Regulatory VaR excludes these credit derivative hedges. In addition, in contrast to the Firm's Risk Management VaR, Regulatory VaR currently excludes the diversification benefit for certain VaR models.

Refer to JPMorganChase's Basel III Pillar 3 Regulatory Capital Disclosures reports, which are available on the Firm's website, for additional information on Regulatory VaR and the other components of market risk regulatory capital for the Firm (e.g., VaR-based measure, stressed VaR-based measure and the respective backtesting).

Management's discussion and analysis

The table below shows the results of the Firm's Risk Management VaR measure using a 95% confidence level. VaR can vary significantly as positions change, market volatility fluctuates, and diversification benefits change.

Total VaR

As of or for the year ended December 31, (in millions)	2025			2024		
	Avg.	Min	Max	Avg.	Min	Max
CIB trading VaR by risk type						
Fixed income	$ 35	$ 27	$ 51	$ 34	$ 26	$ 53
Foreign exchange	9	6	15	15	7	23
Equities	17	7	138 (e)	8	4	15
Commodities and other	24	10	48	8	6	13
Diversification benefit to CIB trading VaR [a]	(51)	NM	NM	(32)	NM	NM
CIB trading VaR	34	21	142	33	27	42
Credit Portfolio VaR[b]	21	16	27	22	18	28
Diversification benefit to CIB VaR[a]	(18)	NM	NM	(16)	NM	NM
CIB VaR	37	23	133	39	27	52
CCB VaR	4	2	7	3	1	6
AWM VaR[c]	9	8	12	9	5	10
Corporate VaR[d]	10	9	12	23	7	102
Diversification benefit to other VaR[a]	(11)	NM	NM	(10)	NM	NM
Other VaR	12	10	14	25	10	101
Diversification benefit to CIB and other VaR[a]	(9)	NM	NM	(17)	NM	NM
Total VaR	$ 40	$ 25	$ 136	$ 47	$ 30	$ 91

(a) Diversification benefit represents the difference between the portfolio VaR and the sum of its individual components. This reflects the non-additive nature of VaR due to imperfect correlation across LOBs, Corporate, and risk types. For maximum and minimum VaR, diversification benefit is not meaningful as the maximum and minimum VaR for each portfolio may have occurred on different trading days than the components.
(b) Includes the derivative CVA, hedges of the CVA and credit protection purchased against certain retained loans and lending-related commitments, which are reported in principal transactions revenue. This VaR does not include the retained loan portfolio, which is not reported at fair value.
(c) Includes credit protection purchased against certain retained loans and lending-related commitments. This VaR does not include the retained loan portfolio, which is not reported at fair value.
(d) Includes Visa Class C common shares which the Firm disposed of in the second and third quarters of 2024 that resulted in elevated average and maximum Corporate VaR, Other VaR and Total VaR.
(e) The elevated maximum VaR was due to a client-driven equity position that has since matured.

Effective April 1, 2025, the Firm refined the historical proxy time series inputs to one of its VaR models to more appropriately reflect the risk exposure from certain securitization warehousing loan positions. If this refined time series was effective at the beginning of each year presented, the average Total VaR and each of the components would have been lower by the amounts reported in the following table:

(In millions)	Amounts by which reported average VaR would have been lower for the years ended:	
	December 31, 2025	December 31, 2024
CIB trading VaR by risk type: Fixed income	$ (1)	$ (3)
CIB trading VaR	(2)	(3)
CIB VaR	(1)	(3)
Total VaR	(1)	(2)

2025 compared with 2024

Average Total VaR decreased by $7 million for the year ended December 31, 2025 when compared with the prior year driven by decreased exposure to Visa Class C common shares in Corporate VaR and market volatility rolling out of the one-year historical look-back period in the foreign exchange and fixed income risk types. This decrease was predominantly offset by increased risk exposure in the commodities and equities risk types.

The following graph presents daily Risk Management VaR for the four trailing quarters. The movements in the first quarter of 2025 were due to a client-driven equity position that has since matured.

Daily Risk Management VaR



Management's discussion and analysis

VaR backtesting

The Firm performs daily VaR model backtesting, which compares the daily Risk Management VaR results with the daily gains and losses that are utilized for VaR backtesting purposes. The gains and losses depicted in the chart below do not reflect the Firm's reported revenue as they exclude certain components of total net revenue, such as those associated with the execution of new transactions (i.e., intraday client-driven trading and intraday risk management activities), fees, commissions, other valuation adjustments and net interest income. These excluded components of total net revenue may more than offset the backtesting gain or loss on a particular day. The definition of backtesting gains and losses above is consistent with the requirements for backtesting under Basel III capital rules.

A backtesting exception occurs when the daily backtesting loss exceeds the daily Risk Management VaR for the prior day. Under the Firm's Risk Management VaR methodology, assuming current changes in market values are consistent with the historical changes used in the simulation, the Firm would expect to incur VaR backtesting exceptions five times every 100 trading days on average. The number of VaR backtesting exceptions observed can differ from the statistically expected number of backtesting exceptions if the current level of market volatility is materially different from the level of market volatility during the 12 months of historical data used in the VaR calculation.

For the 12 months ended December 31, 2025, the Firm posted backtesting gains on 174 of the 259 days, and observed 12 VaR backtesting exceptions, of which four were in the three months ended December 31, 2025. Firmwide backtesting loss days can differ from the loss days for which Fixed Income Markets and Equity Markets posted losses, as disclosed in CIB Markets revenue, as the population of positions which comprise each metric are different and due to the exclusion of certain components of total net revenue in backtesting gains and losses as described above.

The following chart presents the distribution of Firmwide daily backtesting gains and losses for the trailing 12 months and three months ended December 31, 2025. The daily backtesting losses are displayed as a percentage of the corresponding daily Risk Management VaR. The count of days with backtesting losses are shown in aggregate, in fifty percentage point intervals. Backtesting exceptions are displayed within the intervals that are greater than one hundred percent. The results in the chart below differ from the results of backtesting disclosed in the Market Risk section of the Firm's Basel III Pillar 3 Regulatory Capital Disclosures reports, which are based on Regulatory VaR applied to the Firm's covered positions.

Distribution of Daily Backtesting Gains and Losses



Other risk measures

Stress testing

Along with VaR, stress testing is an important tool used to assess risk. While VaR reflects the risk of loss due to adverse changes in markets using recent historical market behavior, stress testing reflects the risk of loss from hypothetical changes in the value of market risk sensitive positions applied simultaneously. Stress testing measures the Firm's vulnerability to losses under a range of stressed but possible economic and market scenarios. The results are used to understand the exposures responsible for those potential losses and are measured against limits.

The Firm's stress framework covers market risk sensitive positions in the LOBs and Corporate. The framework is used to calculate multiple magnitudes of potential stress for both market rallies and market sell-offs, assuming significant changes in market factors such as credit spreads, equity prices, interest rates, currency rates and commodity prices, and combines them in multiple ways to capture an array of hypothetical economic and market scenarios.

The Firm generates a number of scenarios that focus on tail events in specific asset classes and geographies, including how the event may impact multiple market factors simultaneously. Scenarios also incorporate specific idiosyncratic risks and stress basis risk between different products. The flexibility in the stress framework allows the Firm to construct new scenarios that can test the outcomes against possible future stress events. Stress testing results are reported periodically to senior management of the Firm, as appropriate.

Stress methodologies are governed by the overall stress framework, under the oversight of Market Risk Management. The Firmwide Market Risk Stress Methodology Committee reviews and approves changes to stress testing methodology and scenarios across the Firm. Significant changes to the framework are escalated to senior management, as appropriate. In addition, stress methodology and the models to calculate the stress results are subject to the Firm's Estimations and Model Risk Management Policy

The Firm's stress testing framework is utilized in calculating the Firm's CCAR and other stress test results, which are reported periodically to the Board of Directors. In addition, stress testing results are incorporated into the Firm's Risk Appetite framework, and are reported periodically to the Board Risk Committee.

Profit and loss drawdowns

Profit and loss drawdowns are used to highlight trading losses above certain levels of risk tolerance. A profit and loss drawdown is a decline in revenue from its year-to-date peak level.

Structural interest rate risk management

The effect of interest rate exposure on the Firm's reported net income is important as interest rate risk represents one of the Firm's significant market risks. Interest rate risk arises not only from trading activities which are included in VaR, but also from the Firm's traditional banking activities, which include extension of loans and credit facilities, taking deposits, issuing debt, as well as the investment securities portfolio, and associated derivative instruments. Refer to the table on page 134 for a summary by LOB and Corporate identifying positions included in earnings-at-risk.

Governance

The CTC Risk Committee establishes the Firm's interest rate risk management policy and related limits, which are subject to approval by the Board Risk Committee. Treasury and CIO, working in partnership with the LOBs, calculates the Firm's structural interest rate risk profile and reviews it with senior management, including the CTC Risk Committee. In addition, oversight of structural interest rate risk is managed through a dedicated risk function reporting to the CTC CRO. This risk function is responsible for providing independent oversight and governance around assumptions and establishing and monitoring limits for structural interest rate risk, including limits related to earnings-at-risk and economic value sensitivity. The Firm manages structural interest rate risk generally through its investment securities portfolio and interest rate derivatives.

Key risk drivers and risk management process

Structural interest rate risk can arise due to a variety of factors, including:

- Differences in timing among the maturity or repricing of assets, liabilities and off-balance sheet instruments

- Differences in the amounts of assets, liabilities and off-balance sheet instruments that are maturing or repricing at the same time

- Differences in the amounts by which short-term and long-term market interest rates change (for example, changes in the slope of the yield curve)

- The impact of changes in the maturity of various assets, liabilities or off-balance sheet instruments as interest rates change

The Firm manages interest rate exposure related to its assets and liabilities on a consolidated, Firmwide basis. Business units transfer their interest rate risk to Treasury and CIO through funds transfer pricing, which takes into account the elements of interest rate exposure that can be risk-managed in financial markets. These elements include asset and liability balances and contractual rates of interest, contractual principal payment schedules, expected prepayment

Management's discussion and analysis

experience, interest rate reset dates and maturities, rate indices used for repricing, and any interest rate ceilings or floors for adjustable rate products.

Earnings-at-risk

One way that the Firm evaluates its structural interest rate risk is through earnings-at-risk. Earnings-at-risk estimates the Firm's interest rate exposure for a given interest rate scenario. It is presented as a sensitivity to a baseline, which includes net interest income and certain interest rate sensitive fees. The baseline uses market interest rates and, in the case of deposits, pricing assumptions. The Firm conducts simulations of changes to this baseline for interest rate-sensitive assets and liabilities denominated in U.S. dollars and other currencies ("non-U.S. dollar" currencies). These simulations primarily include retained and held-for-sale loans, deposits, deposits with banks and financing activities, investment securities, long-term debt, related interest rate hedges, and funds transfer pricing of other positions in risk management VaR and other sensitivity-based measures as described on page 134. These simulations also include hedges of non-U.S. dollar foreign exchange exposures arising from capital investments. Refer to non-U.S. dollar foreign exchange risk on page 142 for more information.

Earnings-at-risk scenarios estimate the potential change to a baseline over the following 12 months utilizing multiple assumptions. These scenarios include a parallel shift involving changes to both short-term and long-term rates by an equal amount; a steeper yield curve involving holding short-term rates constant and increasing long-term rates; and a flatter yield curve involving increasing short-term rates and holding long-term rates constant or holding short-term rates constant and decreasing long-term rates. These scenarios consider many different factors, including:

- The impact on exposures as a result of instantaneous changes in interest rates from baseline rates.

- Forecasted balance sheet, as well as modeled prepayment and reinvestment behavior, but excluding assumptions about actions that could be taken by the Firm or its clients and customers in response to instantaneous rate changes. Mortgage prepayment assumptions are based on the interest rates used in the scenarios compared with underlying contractual rates, the time since origination, and other factors which are updated periodically based on historical experience. Deposit forecasts are a key assumption in the Firm's earnings-at-risk. The baseline reflects certain assumptions relating to the Federal Reserve's balance sheet policy (e.g., quantitative tightening and usage at the Reverse Repurchase Facility) that require management judgment. The amount of

deposits that the Firm holds at any given time may be influenced by Federal Reserve actions, as well as broader monetary conditions and competition for deposits.

- The pricing sensitivity of deposits, known as deposit betas, represent the amount by which deposit rates paid could change upon a given change in market interest rates. Actual deposit rates paid may differ from the modeled assumptions, primarily due to customer behavior and competition for deposits.

The Firm performs sensitivity analyses of the assumptions used in earnings-at-risk scenarios, including with respect to deposit betas and forecasts of deposit balances, both of which are especially significant in the case of consumer deposits. The results of these sensitivity analyses are reported to the CTC Risk Committee and the Board Risk Committee.

The Firm's earnings-at-risk scenarios are periodically evaluated and enhanced in response to changes in the composition of the Firm's balance sheet, changes in market conditions, improvements in the Firm's simulation and other factors.

The Firm's earnings-at-risk sensitivities are measures of the Firm's interest rate exposure. The Firm's actual net interest income for the rate changes presented may differ as the earnings-at-risk scenarios are modelled as instantaneous changes and exclude any actions that could be taken by the Firm or its clients or customers in response to rate changes. Other significant assumptions in the earnings-at-risk scenarios, including mortgage prepayments and deposit rates paid, may also differ from actual results. The Firm's forecast for net interest income is included in the Firm's outlook on page 50.

The Firm's sensitivities are presented in the table below.

December 31, (in billions)	2025[a]	2024[a]
Parallel shift:		
+100 bps shift in rates	$ 2.1	$ 2.3
-100 bps shift in rates	(2.4)	(2.5)
+200 bps shift in rates	3.7	4.6
-200 bps shift in rates	(6.0)	(4.9)
Steeper yield curve:		
+100 bps shift in long-term rates	1.4	1.0
-100 bps shift in short-term rates	(1.0)	(1.4)
Flatter yield curve:		
+100 bps shift in short-term rates	0.7	1.2
-100 bps shift in long-term rates	(1.4)	(1.1)

(a) Reflects the simultaneous shift of U.S. dollar and non-U.S. dollar rates, including hedges of non-U.S. dollar capital investments. Non-U.S. dollar sensitivities were insignificant.

The change in the Firm's sensitivities as of December 31, 2025 compared to December 31, 2024, was primarily driven by the net impact of Treasury and CIO actual and forecasted actions, including an increase in cash flow hedges of floating rate loans and in investment securities, both of which add duration. The net impact of these actions was largely offset, and more than offset for the -200 bps parallel shift in rates, by the effects from changes in Firmwide deposits.

Economic value sensitivity

In addition to earnings-at-risk, which is measured as a sensitivity to a baseline of earnings over the next 12 months, the Firm also measures economic value sensitivity ("EVS"). EVS stress tests the longer-term economic value of equity by measuring the sensitivity of the Firm's current balance sheet, primarily retained loans, deposits, debt and investment securities as well as related hedges, under various interest rate scenarios. The Firm's pricing and cash flow assumptions associated with deposits, as well as prepayment assumptions for loans and securities, are significant factors in the EVS measure. In accordance with the CTC interest rate risk management policy, the Firm has established limits on EVS as a percentage of TCE.

Certain assumptions used in the EVS measure may differ from those required in the fair value measurement note to the Consolidated Financial Statements. For example, certain assets and liabilities with no stated maturity, such as credit card receivables and deposits, have longer assumed durations in the EVS measure. Additional information on long-term debt and held to maturity investment securities is disclosed on page 194 in Note 2.

Management's discussion and analysis

Non-U.S. dollar foreign exchange risk

Non-U.S. dollar FX risk is the risk that changes in foreign exchange rates affect the value of the Firm's assets or liabilities or future results. The Firm has structural non-U.S. dollar FX exposures arising from capital investments, forecasted expense and revenue, the investment securities portfolio and non-U.S. dollar-denominated debt issuance. Treasury and CIO, working in partnership with the LOBs, primarily manage these risks on behalf of the Firm. Treasury and CIO may hedge certain of these risks using derivatives. Refer to Business Segment & Corporate Results on page 63 for additional information.

Other sensitivity-based measures

The Firm quantifies the market risk of certain debt and equity and funding-related exposures by assessing the potential impact on net revenue, other comprehensive income ("OCI") and noninterest expense due to changes in relevant market variables. Refer to the predominant business activities that give rise to market risk on page 134 for additional information on the positions captured in other sensitivity-based measures.

The table below represents the potential impact to net revenue, OCI or noninterest expense for market risk sensitive instruments that are not included in VaR or earnings-at-risk. Where appropriate, instruments used for hedging purposes are reported net of the positions being hedged. The sensitivities disclosed in the table below may not be representative of the actual gain or loss that would have been realized at December 31, 2025 and 2024, as the movement in market parameters across maturities may vary and are not intended to imply management's expectation of future changes in these sensitivities.

Gain/(loss) (in millions)				
Activity	Description	Sensitivity measure	December 31, 2025	December 31, 2024
Debt and equity[a]				
Asset Management activities	Consists of seed capital and related hedges; fund co-investments[b]; and certain deferred compensation and related hedges[c]	10% decline in market value	$ (60)	$ (53)
Other debt and equity	Consists of certain real estate-related fair value option elected loans, privately held equity and other investments held at fair value[b]	10% decline in market value	(1,549)	(1,030)
Funding-related exposures				
Non-USD LTD cross-currency basis	Represents the basis risk on derivatives used to hedge the foreign exchange risk on the non-USD LTD[d]	1 basis point parallel tightening of cross currency basis	(11)	(10)
Non-USD LTD hedges foreign currency ("FX") exposure	Primarily represents the foreign exchange revaluation on the fair value of the derivative hedges[d]	10% depreciation of currency	19	28
Derivatives – funding spread risk	Impact of changes in the spread related to derivatives FVA[b]	1 basis point parallel increase in spread	(2)	(2)
Fair value option elected liabilities - funding spread risk	Impact of changes in the spread related to fair value option elected liabilities DVA[d]	1 basis point parallel increase in spread	55	47

(a) Excludes equity securities without readily determinable fair values that are measured under the measurement alternative. Refer to Note 2 for additional information.
(b) Impact recognized through net revenue.
(c) Impact recognized through noninterest expense.
(d) Impact recognized through OCI.

COUNTRY RISK MANAGEMENT

The Firm, through its LOBs and Corporate, may be exposed to country risk resulting from financial, economic, political or other significant developments which adversely affect the value of the Firm's exposures related to a particular country or set of countries. The Country Risk Management group actively monitors the various portfolios which may be impacted by these developments and measures the extent to which the Firm's exposures are diversified given the Firm's strategy and risk tolerance relative to a country.

Organization and management

Country Risk Management is an independent risk management function that assesses, measures and monitors exposure to country risk across the Firm.

The Firm's country risk management function includes the following activities:

- Maintaining policies, procedures and standards consistent with a comprehensive country risk framework

- Assigning sovereign ratings, assessing country risks and establishing risk tolerance relative to a country

- Measuring and monitoring country risk exposure and stress across the Firm

- Managing and approving country limits and reporting trends and limit breaches to senior management

- Developing surveillance tools, such as signaling models and ratings indicators, for early identification of potential country risk concerns

- Providing country risk scenario analysis

Sources and measurement

The Firm is exposed to country risk through its lending and deposits, investing, and market-making activities, whether cross-border or locally funded. Country exposure includes activity with both government and private-sector entities in a country.

Under the Firm's internal country risk management approach, attribution of exposure to an individual country is based on the country where the largest proportion of the assets of the counterparty, issuer, obligor or guarantor are located or where the largest proportion of its revenue is derived, which may be different than the domicile (i.e. legal residence) or country of incorporation.

Individual country exposures reflect an aggregation of the Firm's risk to an immediate default, with zero recovery, of the counterparties, issuers, obligors or guarantors attributed to that country. Activities which result in contingent or indirect exposure to a country are not included in the country exposure measure (for example, providing clearing services or secondary exposure to collateral on securities financing receivables).

Assumptions are sometimes required in determining the measurement and allocation of country exposure, particularly in the case of certain non-linear or index products, or where the nature of the counterparty, issuer, obligor or guarantor is not suitable for attribution to an individual country. The use of different measurement approaches or assumptions could affect the amount of reported country exposure.

Under the Firm's internal country risk measurement framework:

- Deposits with banks are measured as the cash balances placed with central banks, commercial banks, and other financial institutions

- Lending exposures are measured at the total committed amount (funded and unfunded), net of the allowance for credit losses and eligible cash and marketable securities collateral received

- Securities financing exposures are measured at their receivable balance, net of eligible collateral received

- Debt and equity securities are measured at the fair value of all positions, including both long and short positions

- Counterparty exposure on derivative receivables is measured at the derivative's fair value, net of the fair value of the eligible collateral received

- Credit derivatives exposure is measured at the net notional amount of protection purchased or sold for the same underlying reference entity, inclusive of the fair value of the derivative receivable or payable, reflecting the manner in which the Firm manages these exposures

The Firm's internal country risk reporting differs from the reporting provided under the FFIEC bank regulatory requirements.

Management's discussion and analysis

Stress testing

Stress testing is an important component of the Firm's country risk management framework, which aims to estimate and limit losses arising from a country crisis by measuring the impact of adverse asset price movements to a country based on market shocks combined with counterparty specific assumptions. Country Risk Management periodically designs and runs tailored stress scenarios to test vulnerabilities to individual countries or sets of countries in response to specific or potential market events, sector performance concerns, sovereign actions and geopolitical risks. These tailored stress results are used to inform potential risk reduction across the Firm, as necessary.

Risk reporting

Country exposure and stress are measured and reported regularly, and used by Country Risk Management to identify trends and monitor high usages and breaches against limits.

For country risk management purposes, the Firm may report exposure to jurisdictions that are not fully autonomous, including dependent territories and Special Administrative Regions ("SAR") such as Hong Kong SAR, separately from the independent sovereign states with which they are associated.

The following table presents the Firm's top 20 exposures by country (excluding the U.S.) as of December 31, 2025, and their comparative exposures as of December 31, 2024. The top 20 country exposures represent the Firm's largest total exposures by individual country. Country exposures may fluctuate from period to period due to a variety of factors, including client activity, market flows and liquidity management activities undertaken by the Firm.

The increase in exposure to the United Kingdom when compared to December 31, 2024 was predominantly driven by higher holdings of government debt securities due to increased investment and market-making securities activities, as well as an increase in wholesale lending exposures.

The Firm continues to monitor its exposure to Russia, which corresponds to cash placed with the central bank, but which excludes deposits placed on behalf of clients at the Deposit Insurance Agency of Russia. The Firm currently believes that its remaining exposure to Russia is not material. Refer to Note 30 on page 303 for information concerning Russian litigation.

Top 20 country exposures (excluding the U.S.)[a]

December 31, (in billions)	2025					2024[f]
	Deposits with banks[b]	Lending[c]	Trading and investing[d]	Other[e]	Total exposure	Total exposure
Germany	$ 83.9	$ 15.7	$ —	$0.7	$ 100.3	$ 103.9
United Kingdom	26.1	27.0	36.9	3.2	93.2	76.1
Japan	64.4	4.2	8.4	0.3	77.3	63.1
France	0.7	14.6	8.3	1.3	24.9	18.0
Brazil	10.0	5.0	5.9	—	20.9	14.7
Australia	5.6	9.1	2.8	0.1	17.6	14.3
Canada	2.0	11.9	2.1	0.2	16.2	15.1
Switzerland	4.5	5.2	2.3	3.0	15.0	13.6
Mexico	1.7	8.9	3.0	—	13.6	7.2
South Korea	1.1	3.3	8.5	0.5	13.4	10.3
Mainland China	2.7	6.6	3.9	—	13.2	13.4
India	1.2	6.7	4.7	0.4	13.0	11.3
Saudi Arabia	0.9	8.9	2.6	—	12.4	9.4
Italy	0.1	8.5	2.7	0.3	11.6	10.4
Singapore	2.0	2.5	4.4	0.4	9.3	7.4
Belgium	4.5	1.6	0.5	—	6.6	5.4
Netherlands	0.2	6.1	0.1	0.1	6.5	5.9
United Arab Emirates	0.1	4.7	0.9	—	5.7	2.6
Chile	3.0	1.6	0.5	—	5.1	1.7
Spain	0.1	4.4	0.1	—	4.6	6.1

(a) Country exposures presented in the table reflect 87% and 88% of total Firmwide non-U.S. exposure, where exposure is attributed to an individual country based on the Firm's internal country risk management approach, at December 31, 2025 and 2024, respectively.

(b) Predominantly represents cash placed with central banks.

(c) Includes loans and accrued interest receivable, lending-related commitments (net of eligible collateral and the allowance for credit losses). Excludes intra-day and operating exposures, such as those from settlement and clearing activities.

(d) Includes market-making positions and hedging, investment securities, and counterparty exposure on derivative and securities financings net of eligible collateral. Market-making positions and hedging includes exposure from single reference entity ("single-name"), index and other multiple reference entity transactions for which one or more of the underlying reference entities is in a country listed in the above table.

(e) Includes physical commodities inventory and clearing house guarantee funds.

(f) The country rankings presented in the table as of December 31, 2024, are based on the country rankings of the corresponding exposures at December 31, 2025, not actual rankings of such exposures at December 31, 2024.

CLIMATE RISK MANAGEMENT

Climate risk refers to the potential threats posed by climate change to the Firm and its clients, customers, operations and business strategy. Climate change is viewed as a driver of risk that may impact existing types of risks managed by the Firm. Climate risk is categorized into physical risk and transition risk.

Physical risk involves economic costs and financial losses due to a changing climate. Acute physical risk drivers include the increased frequency or severity of climate and weather events, such as floods, wildfires and tropical cyclones. Chronic physical risk drivers include more gradual shifts in the climate, such as sea level rise, persistent changes in precipitation levels and increases in average ambient temperatures. Indirect physical risk drivers include the second-order effects of these acute and chronic risks, such as supply chain disruptions or changes to property valuations.

Transition risk involves the financial and economic consequences of society's shift toward a lower-carbon economy. Transition risk drivers include possible changes in public policy, adoption of new technologies and shifts in consumer preferences. Transition risks may also be influenced by changes in the physical climate.

Organization and management

The Firm's Climate, Nature and Social Risk Management function is responsible for establishing and maintaining the Firmwide framework and strategy for managing climate risk.

Other responsibilities of that function include:

- Establishing and maintaining policies, standards, procedures and processes to support identification, escalation, monitoring and management of climate risk across the Firm
- Developing metrics, scenarios and stress testing mechanisms designed to assess the range of potential climate-related financial and economic impacts to the Firm
- Establishing a Firmwide climate risk data strategy and the supporting climate risk technology infrastructure

The LOBs and Corporate are responsible for the identification, assessment and management of climate risks present in their business activities and for the adherence to applicable climate-related laws, rules and regulations.

Governance and oversight

The Firm's framework and strategy for identifying, monitoring and managing climate risk is integrated into the Firm's risk governance framework. This framework allows for the escalation of significant climate risk-related issues to LOB Risk Committees. The Board Risk Committee also receives information on significant climate risks and climate-related initiatives, as appropriate.

Management's discussion and analysis

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of an adverse outcome resulting from inadequate or failed internal processes or systems; human factors; or external events impacting the Firm's processes or systems. Operational risk includes compliance, conduct, legal, and estimations and model risk. Operational risk is inherent in the Firm's activities and can manifest itself in various ways, including fraudulent acts, business disruptions (including those caused by extraordinary events beyond the Firm's control), cyber attacks, inappropriate employee behavior, failure to comply with applicable laws, rules and regulations or failure of vendors or other third party providers to perform in accordance with their agreements. Operational Risk Management attempts to manage operational risk at appropriate levels in light of the Firm's financial position, the characteristics of its businesses, and the markets and regulatory environments in which it operates.

Operational Risk Management Framework
The Firm's Compliance, Conduct, and Operational Risk ("CCOR") Management Framework is designed to enable the Firm to govern, identify, measure, monitor and test, manage and report on the Firm's operational risk.

Operational Risk Governance
The LOBs and Corporate are responsible for the management of operational risk. The Control Management Organization, which consists of control managers within each LOB and Corporate, is responsible for the day-to-day execution of the CCOR Management Framework.

The Firm's Global Chief Compliance Officer ("CCO") and FRE for Operational Risk and Qualitative Risk Appetite is responsible for defining the CCOR Management Framework and establishing the minimum standards for its execution. The LOB and Corporate aligned officers of the CCOR organization oversee activity performed by their aligned LOB and Corporate. These officers report to the Global CCO and FRE for Operational Risk and Qualitative Risk Appetite and are independent of the respective businesses or functions that they oversee. The CCOR Management Framework is included in the Risk Governance and Oversight Policy that is reviewed and approved by the Board Risk Committee periodically.

Operational Risk Identification
The Firm utilizes a structured risk and control self-assessment process that is executed by the LOBs and Corporate. As part of this process, the LOBs and Corporate evaluate the effectiveness of their respective control environment to assess circumstances in which controls have failed, and to determine where remediation efforts may be required. The Firm's Operational Risk and Compliance organization

("Operational Risk and Compliance") provides oversight of and challenge to these evaluations and may also perform independent assessments of significant operational risk events and areas of concentrated or emerging risk.

Operational Risk Measurement
The CCOR organization is responsible for providing independent, risk-based review and oversight of assessments conducted by the LOBs and Corporate with respect to compliance, conduct and operational risks. This includes oversight of the LOBs' and Corporate's assessments of the design, execution, and evaluation of associated controls, against standards established by the CCOR organization.

In addition, Operational Risk and Compliance assesses operational risks through quantitative means, including operational risk-based capital and estimation of operational risk losses under both baseline and stressed conditions.

The primary component of the operational risk-based capital estimate is the Loss Distribution Approach ("LDA") statistical model, which simulates the projected frequency and severity of operational risk losses based on historical data. The LDA model is used to estimate an aggregate operational risk loss over a one-year time horizon, at a 99.9% confidence level. The LDA model incorporates actual internal operational risk losses in the quarter following the period in which those losses were realized, and the calculation generally continues to reflect such losses even after the issues or business activities giving rise to the losses have been remediated or reduced.

As required under the Basel III capital framework, the Firm's operational risk capital methodology, which uses the Advanced Measurement Approach ("AMA"), incorporates internal and external losses as well as management's view of tail risk captured through operational risk scenario analysis, and evaluation of key business environment and internal control metrics. The Firm does not reflect the impact of insurance in its AMA estimate of operational risk capital.

The Firm considers the impact of stressed economic conditions on operational risk losses and develops a forward looking view of material operational risk events that may occur in a stressed environment. The Firm's operational risk stress testing framework is utilized in calculating results for the Firm's CCAR and other stress testing processes.

Refer to Capital Risk Management on pages 89–99 for information related to operational risk RWA, and CCAR.

Operational Risk Monitoring and Testing
Independent testing and monitoring of controls are integral components of the CCOR Management Framework. These testing and monitoring activities are

conducted under the CCOR organization's Monitoring and Testing Program ("M&T Program") and:

- are based upon the Firm's compliance, conduct and operational risk assessments;
- are designed to identify control gaps or deficiencies, including potential non-compliance with applicable laws, rules and regulations; and
- assess whether the procedures, processes and controls used by the Firm to mitigate compliance, conduct and operational risk are well-designed and functioning as intended.

The Testing Center of Excellence ("TCoE"), reporting to the Control Management Organization, is responsible for executing testing activities outlined under the M&T Program, and the CCOR organization Testing Program Governance and Oversight team provides independent governance and oversight of both the M&T Program and the TCoE testing activities through defined processes and responsibilities.

The results of risk assessments performed by Operational Risk and Compliance are used in connection with their independent monitoring and testing compliance of the LOBs and Corporate with laws, rules and regulations. Through monitoring and testing, Operational Risk and Compliance independently identify areas of heightened operational risk and tests the effectiveness of controls within the LOBs and Corporate.

Management of Operational Risk
The operational risk areas or issues identified through monitoring and testing are escalated to the LOBs and Corporate to be remediated through action plans, as needed, to mitigate operational risk. Operational Risk and Compliance may advise the LOBs and Corporate in the development and implementation of action plans.

Operational Risk Reporting
All employees of the Firm are expected to escalate risks appropriately. Risks identified by Operational Risk and Compliance are escalated to the appropriate LOB and Corporate Control Committees, as needed. Operational Risk and Compliance has established standards designed to ensure that consistent operational risk reporting and operational risk reports are produced on a Firmwide basis as well as by the LOBs and Corporate. Reporting includes the evaluation of key risk and performance indicators against established thresholds as well as the assessment of different types of operational risk against stated risk appetite. The standards establish escalation protocols to senior management and to the Board of Directors.

Insurance
One of the ways in which operational risk may be mitigated is through insurance maintained by the Firm. The Firm purchases insurance from commercial insurers and maintains a wholly-owned captive insurer, Park Assurance Company. Insurance may also be required by third parties with whom the Firm does business.

Subcategories and examples of operational risks
Operational risk can manifest itself in various ways. Operational risk subcategories include Compliance risk, Conduct risk, Legal risk, and Estimations and Model risk. Refer to pages 150, 151, 152 and 153, respectively for more information on Compliance, Conduct, Legal, and Estimations and Model risk. Details on other select examples of operational risks such as firmwide resiliency, payment fraud and third-party outsourcing, as well as cybersecurity, are provided below.

Firmwide resiliency risk
Disruptions of the Firm's business and operations can occur due to forces beyond the Firm's control such as health emergencies, severe weather, natural disasters, the effects of climate change, utility or telecommunications failures, interruption of service from third-party service providers, cyberattacks, civil unrest or terrorism. The Firm's resiliency framework is intended to enable the Firm to prepare for and adapt to changing conditions and withstand and recover from, and address adverse effects on its operations caused by, disruptions that may impact critical business functions and supporting assets, including its staff, technology, data and facilities, as well as those of third-party service providers. The framework includes governance, awareness training, planning and testing of recovery strategies, as well as strategic and tactical initiatives to identify, assess, and manage resiliency risks. The framework operates in accordance with the Firm's overall approach to Operational Risk Management, including alignment with technology, cybersecurity, data, physical security, crisis management, real estate and outsourcing programs.

Payment fraud risk
Payment fraud risk is the risk of external and internal parties unlawfully obtaining personal monetary benefit through misdirected or otherwise improper payment. The Firm employs various controls for managing payment fraud risk as well as providing employee and client education and awareness trainings.

Third-party outsourcing risk
The Firm's Third-Party Oversight ("TPO") and Inter-affiliates Oversight ("IAO") frameworks assist the LOBs and Corporate in selecting, documenting, onboarding, monitoring and managing their supplier relationships including services provided by affiliates. The objectives of the TPO framework are to hold suppliers and other third parties to an appropriate standard of operational performance and to mitigate key risks, including data loss and business disruptions. The Corporate Third-Party Oversight group is responsible for Firmwide training, monitoring, reporting and standards with respect to third-party outsourcing risks.

Management's discussion and analysis

Cybersecurity risk
Cybersecurity risk is the risk of harm or loss resulting from misuse or abuse of technology or the unauthorized disclosure of data.

Overview

Cybersecurity risk is an important and continuously evolving focus for the Firm. Significant resources are devoted to protecting and enhancing the security of computer systems, software, networks, storage devices, and other technology. The Firm's security efforts are designed to protect against, among other things, cybersecurity attacks that can result in unauthorized access to confidential information, the destruction of data, disruptions to or degradations of service, the sabotaging of systems or other damage.

The Firm has experienced, and expects that it will continue to experience, a higher volume and complexity of cyber attacks against the backdrop of heightened geopolitical tensions and emerging technologies that can be leveraged by attackers, including artificial intelligence. The Firm has implemented measures and controls reasonably designed to address this evolving environment, including enhanced threat monitoring. In addition, the Firm continues to review and enhance its capabilities to address associated risks, such as those relating to the management of administrative access to systems.

Third parties with which the Firm does business, that facilitate the Firm's business activities (e.g., vendors, supply chain, exchanges, clearing houses, central depositories, and financial intermediaries) or that the Firm has acquired are also sources of cybersecurity risk to the Firm. Third party incidents such as system breakdowns or failures, misconduct by the employees of such parties, or cyber attacks, including ransomware and supply-chain compromises, could have a material adverse effect on the Firm, including in circumstances in which an affected third party is unable to deliver a product or service to the Firm or where the incident delivers compromised software to the Firm or results in lost or compromised information of the Firm or its clients or customers.

Clients and customers are also sources of cybersecurity risk to the Firm and its information assets, particularly when their activities and systems are beyond the Firm's own security and control systems. The Firm engages in periodic discussions with its clients, customers and other external parties concerning cybersecurity risks including opportunities to improve cybersecurity.

Risks from cybersecurity threats, including any previous cybersecurity events, have not materially affected the Firm or its business strategy, results of operations or financial condition. Notwithstanding the comprehensive approach that the Firm takes to address cybersecurity risk, the Firm may not be successful in preventing or mitigating a future cybersecurity incident that could have a material adverse effect on the Firm or its business strategy, results of operations or financial condition.

Organization and management

The Global Chief Information Security Officer ("CISO") reports to the Global Chief Information Officer, and is a member of key cybersecurity governance forums. The CISO leads the Global Cybersecurity and Technology Controls organization, which is responsible for identifying technology and cybersecurity risks and for implementing and maintaining controls to manage cybersecurity threats. The CISO and the members of senior management within Global Technology and the Cybersecurity and Technology Controls organizations all have relevant expertise and experience in cybersecurity and information technology risk management, including relevant experience at the Firm, at other financial services companies or in other highly-regulated industries.

The CISO is responsible for the Firm's Information Security Program, which is designed to prevent, detect and respond to cyber attacks in order to help safeguard the confidentiality, integrity and availability of the Firm's infrastructure, resources and information. The program includes managing the Firm's global cybersecurity operations centers, providing training, conducting cybersecurity event simulation exercises, implementing the Firm's policies and standards relating to technology risk and cybersecurity management, and enhancing, as needed, the Firm's cybersecurity capabilities.

The Firm's Information Security Program includes the following functions:

Cyber Operations, which is responsible for implementing and maintaining controls designed to detect and defend the Firm against cyber attacks, and includes a dedicated function for incident response and ongoing monitoring for cybersecurity threats and vulnerabilities, including those among the Firm's third-party suppliers.

Technology Governance, Risk & Controls, which is responsible for operationalizing technology risk and control frameworks, analyzing regulatory developments that may impact the Firm, and developing control catalogs and assessments of controls, as well as overseeing governance and reporting of technology and cybersecurity risk.

Security Awareness, which provides awareness and training that reinforces information risk and security management practices and compliance with the Firm's policies, standards and practices. The training is mandatory for all employees globally on a periodic basis, and it is supplemented by Firmwide testing initiatives, including periodic phishing tests. The Firm also provides specialized security training to employees in specific roles, such as application developers. The Firm's Global Privacy Program requires all employees to take periodic training on data privacy that focuses on confidentiality and security, as well as responding to unauthorized access to or use of information.

Technology Resiliency, which establishes control requirements for planning and testing the prioritized recovery of technology services in the event of degradation or outage, including incident response planning, data backup and retention, and recovery readiness in support of the Firmwide Business Resiliency Program and operational risk management practices.

The Firm has a cybersecurity incident response plan designed to enable the Firm to respond to attempted cybersecurity incidents, coordinate as appropriate with law enforcement and other government agencies, notify clients and customers, as applicable, and recover from such incidents. In addition, the Firm actively partners with appropriate government and law enforcement agencies and peer industry forums, participating in discussions and simulations to assist in understanding the full spectrum of cybersecurity risks and in enhancing defenses and improving resiliency in the Firm's operating environment.

Governance and oversight

The governance structure for the Global Cybersecurity and Technology Controls organization is designed to appropriately identify, escalate and mitigate cybersecurity risks. Cybersecurity risk management and its governance and oversight are integrated into the Firm's operational risk management framework, including through the escalation of key risk and control issues to management and the development of risk mitigation plans for heightened risk and control issues. IRM independently assesses and challenges the activities and risk management practices of the Global Cybersecurity and Technology Controls organization related to the identification, assessment, measurement and mitigation of cybersecurity risk. As needed, the Firm engages third-party assessors or auditing firms with industry-recognized expertise on cybersecurity matters to review specific aspects of the Firm's cybersecurity risk management framework, processes and controls.

The governance and oversight for cybersecurity risk management includes governance forums that inform management of key areas of concern regarding the prevention, detection, mitigation and remediation of cybersecurity risks.

The Cybersecurity and Technology Controls Operating Committee ("CTOC") is the principal management committee that oversees the Firm's assessment and management of cybersecurity risk, including oversight of the implementation and maintenance of appropriate controls in support of the Firm's Information Security Program. The membership of the CTOC includes senior representatives from the Global Cybersecurity and Technology Controls organization and relevant corporate functions, including IRM and Internal Audit.

The CTOC escalates key operational risk and control issues, as appropriate, to the Global Technology Operating Committee ("GTOC") or its business control committee or to the appropriate LOB and Corporate Control Committees. The GTOC is responsible for the governance of the Firmwide Global Technology organization, including oversight of Firmwide technology strategies, the delivery of technology and technology operations, the effective use of information technology resources, and monitoring and resolving key operational risk and control matters arising in the Global Technology organization.

As part of its oversight of management's implementation and maintenance of the Firm's risk management framework, the Firm's Board of Directors receives periodic updates from the CIO, the CISO and senior members of the CTOC concerning cybersecurity matters. These updates generally include information regarding cybersecurity and technology developments, the Firm's Information Security Program and recommended changes to that program, cybersecurity policies and practices, and ongoing initiatives to improve information security, as well as any significant cybersecurity incidents and the Firm's efforts to address those incidents. The Audit Committee and the Risk Committee assist the Board in this oversight.

COMPLIANCE RISK MANAGEMENT

Compliance risk, a subcategory of operational risk, is the risk of failing to comply with laws, rules, regulations or codes of conduct and standards of self-regulatory organizations.

Overview

Each of the LOBs and Corporate hold primary ownership of and accountability for managing their compliance risk. The Firm's Operational Risk and Compliance Organization ("Operational Risk and Compliance"), which is independent of the LOBs and Corporate, provides independent review, monitoring and oversight of business operations with a focus on compliance with the laws, rules, and regulations applicable to the delivery of the Firm's products and services to clients and customers.

These compliance risks relate to a wide variety of laws, rules and regulations across the LOBs and Corporate, and jurisdictions, and include risks related to financial products and services, relationships and interactions with clients and customers, and employee activities. For example, compliance risks include those associated with anti-money laundering compliance, trading activities, market conduct, and complying with the laws, rules, and regulations related to the offering of products and services across jurisdictional borders. Compliance risk is also inherent in the Firm's fiduciary activities, including the failure to exercise the applicable standard of care to act in the best interest of fiduciary clients and customers or to treat fiduciary clients and customers fairly.

Other functions provide oversight of significant regulatory obligations that are specific to their respective areas of responsibility.

Operational Risk and Compliance implements policies and standards designed to govern, identify, measure, monitor and test, manage, and report on compliance risk.

Governance and oversight

Operational Risk and Compliance is led by the Firm's Global CCO and FRE for Operational Risk and Qualitative Risk Appetite.

The Firm maintains oversight and coordination of its compliance risk through the CCOR Management Framework. The Firm's Global CCO and FRE for Operational Risk and Qualitative Risk Appetite also provides regular updates to the Board Risk Committee and the Audit Committee on significant compliance risk issues, as appropriate.

Code of Conduct

The Firm has a Code of Conduct (the "Code") that sets forth the Firm's expectation that employees will conduct themselves with integrity, at all times. The Code provides the principles that help govern employee conduct with clients, customers, suppliers, vendors, shareholders, regulators, other employees, as well as with the markets and communities in which the Firm operates. The Code requires employees to promptly report any potential or actual violation of the Code, Firm policies, or laws, rules or regulations applicable to the Firm's business. It also requires employees to report any illegal or unethical conduct, or conduct that violates the underlying principles of the Code, by any of the Firm's employees, consultants, clients, customers, suppliers, contract or temporary workers, or business partners or agents. Conduct training is assigned to newly-hired employees after joining the Firm, and to current employees periodically thereafter. Employees are required to affirm their compliance with the Code annually.

Employees can report any potential or actual violations of the Code through the Firm's Conduct Hotline (the "Hotline") by phone, mobile device or the internet. The Hotline is anonymous, where permitted by law, is available at all times globally, has translation services, and is administered by an outside service provider. The Code prohibits retaliation against anyone who raises an issue or concern in good faith or assists with an inquiry or investigation. Periodically, the Audit Committee receives reports on the Code of Conduct program.

CONDUCT RISK MANAGEMENT

Conduct risk, a subcategory of operational risk, is the risk that any action or misconduct by an employee could lead to unfair client or customer outcomes, impact the integrity of the markets in which the Firm operates, harm employees or the Firm, or compromise the Firm's reputation.

Overview

Each LOB and Corporate is accountable for identifying and managing its conduct risk to provide appropriate engagement, ownership and sustainability of a culture consistent with the Firm's Business Principles. The Business Principles serve as a guide for how employees are expected to conduct themselves. With the Business Principles serving as a guide, the Firm's Code sets out the Firm's expectations for each employee and provides information and resources to help employees conduct business ethically and in compliance with applicable laws, rules and regulations everywhere the Firm operates. Refer to Compliance Risk Management on page 150 for further discussion of the Code.

Governance and oversight

The Firm's oversight and coordination of conduct risk is managed in the same manner as Compliance risk. Refer to Compliance Risk Management on page 150 for further information.

Conduct risk management encompasses various aspects of people management practices throughout the employee life cycle, including recruiting, onboarding, training and development, performance management, promotion and compensation processes. Each LOB, Treasury and CIO, and each designated corporate function completes an assessment of conduct risk periodically, reviews metrics and issues which may involve conduct risk, and provides conduct education as appropriate.

LEGAL RISK MANAGEMENT

Legal risk, a subcategory of operational risk, is the risk of loss primarily caused by the actual or alleged failure to meet legal obligations that arise from the rule of law in jurisdictions in which the Firm operates, agreements with clients and customers, and products and services offered by the Firm.

Overview

The global Legal function ("Legal") provides legal services and advice to the Firm. Legal is responsible for managing the Firm's exposure to legal risk by:

- managing actual and potential litigation and enforcement matters, including internal reviews and investigations related to such matters

- advising on products and services, including contract negotiation and documentation

- advising on offering and marketing documents and new business initiatives

- managing dispute resolution

- interpreting existing laws, rules and regulations, and advising on changes to them

- advising on advocacy in connection with contemplated and proposed laws, rules and regulations, and

- providing legal advice to the LOBs, Corporate and the Board.

Legal selects, engages and manages outside counsel for the Firm on all matters in which outside counsel is engaged. In addition, Legal advises the Firm's Conflicts Office which reviews the Firm's wholesale transactions that may have the potential to create conflicts of interest for the Firm.

Governance and oversight

The Firm's General Counsel reports to the CEO and is a member of the Operating Committee, the Firmwide Risk Committee and the Firmwide Control Committee. The Firm's General Counsel and other members of Legal report on significant legal matters to the Firm's Board of Directors and to the Audit Committee.

Legal serves on and advises various committees and advises the Firm's LOBs and Corporate on potential reputation risk issues.

ESTIMATIONS AND MODEL RISK MANAGEMENT

Estimations and Model risk, a subcategory of operational risk, is the potential for adverse consequences from decisions based on incorrect or misused estimation outputs.

The Firm uses models and other analytical and judgment-based estimations, including those based upon machine learning or artificial intelligence techniques, across various businesses and functions. The estimation methods are of varying levels of sophistication and are used for many purposes, such as the valuation of positions and measurement of risk, assessing regulatory capital requirements, conducting stress testing, evaluating the allowance for credit losses and making business decisions. A dedicated independent function, Model Risk Governance and Review ("MRGR"), defines and governs the Firm's policies relating to the management of model risk and risks associated with certain analytical and judgment-based estimations, such as those used in risk management, budget forecasting and capital planning and analysis.

Model risks are owned by the users of the models within the LOBs and Corporate based on the specific purposes of such models. Users and developers of models are responsible for developing, implementing and testing their models, as well as referring models to MRGR for review and approval. Once models have been approved, model users and developers are responsible for maintaining a robust operating environment, and must monitor and evaluate the performance of the models on an ongoing basis. Model users and developers may seek to enhance models in response to changes in the relevant portfolios and in product and market developments, as well as to capture improvements in available modeling techniques and systems capabilities.

Models are tiered based on an internal standard according to their complexity, the exposure associated with the model and the Firm's reliance on the model. This tiering is subject to the approval of MRGR. In its review of a model, MRGR considers whether the model is suitable for the specific purposes for which it will be used. When reviewing a model, MRGR analyzes and challenges the model methodology and the reasonableness of model assumptions, and may perform or require additional testing, including back-testing of model outcomes. Model reviews are approved by the appropriate level of management within MRGR based on the relevant model tier.

Under the Firm's Estimations and Model Risk Management Policy, MRGR reviews and approves new models, as well as material changes to existing models, prior to their use. In certain circumstances, exceptions may be granted to the Firm's policy to allow a model to be used prior to review or approval. MRGR may also require the user to take appropriate actions to mitigate the model risk if it is to be used in the interim. These actions will depend on the model and may include, for example, limitation of trading activity.

While models are inherently imprecise, the degree of imprecision or uncertainty can be heightened by the market or economic environment. This is particularly true when the current and forecasted environments are significantly different from the historical environments upon which the models were developed. This increased uncertainty may necessitate a greater degree of judgment and analytics to inform any adjustments that the Firm may make to model outputs than would otherwise be the case. In addition, the Firm may experience increased uncertainty in its estimates if assets acquired differ from those used to develop the models.

Refer to Critical Accounting Estimates Used by the Firm on pages 154–157 and Note 2 for a summary of model-based valuations and other valuation techniques.

Management's discussion and analysis

CRITICAL ACCOUNTING ESTIMATES USED BY THE FIRM

JPMorganChase's accounting policies and use of estimates are integral to understanding its reported results. The Firm's most complex accounting estimates require management's judgment to ascertain the appropriate carrying value of assets and liabilities. The Firm has established policies and control procedures intended to ensure that estimation methods, including any judgments made as part of such methods, are well-controlled, independently reviewed and applied consistently from period to period. The methods used and judgments made reflect, among other factors, the nature of the assets or liabilities and the related business and risk management strategies, which may vary across the Firm's businesses and portfolios. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The Firm believes its estimates for determining the carrying value of its assets and liabilities are appropriate. The following is a brief description of the Firm's critical accounting estimates involving significant judgments.

Allowance for credit losses

The Firm's allowance for credit losses represents management's estimate of expected credit losses over the remaining expected life of the Firm's financial assets measured at amortized cost and certain off-balance sheet lending-related commitments. The allowance for credit losses generally comprises:

- The allowance for loan losses, which covers the Firm's retained loan portfolios (scored and risk-rated),
- The allowance for lending-related commitments, and
- The allowance for credit losses on investment securities.

The allowance for credit losses involves significant judgment on a number of matters including development and weighting of macroeconomic forecasts, incorporation of historical loss experience, assessment of risk characteristics, assignment of risk ratings, valuation of collateral, and the determination of remaining expected life. Refer to Notes 10 and 13 for further information on these judgments as well as the Firm's policies and methodologies used to determine the Firm's allowance for credit losses.

One of the most significant judgments involved in estimating the Firm's allowance for credit losses relates to the macroeconomic forecasts used to estimate credit losses over the eight-quarter forecast period within the Firm's methodology. The eight-quarter forecast incorporates hundreds of macroeconomic variables ("MEVs") that are relevant for exposures across the Firm, with modeled credit

losses being driven primarily by a subset of less than twenty variables. The specific variables that have the greatest effect on the modeled losses vary by portfolio and geography.

- Key MEVs for the consumer portfolio include regional U.S. unemployment rates and U.S. HPI.
- Key MEVs for the wholesale portfolio include U.S. unemployment, U.S. real GDP growth rate, U.S. equity prices, U.S. interest rates, U.S. corporate credit spreads, oil prices, U.S. commercial real estate prices and U.S. HPI.

Changes in the Firm's assumptions and forecasts of economic conditions could significantly affect its estimate of expected credit losses in the portfolio at the balance sheet date or lead to significant changes in the estimate from one reporting period to the next.

It is difficult to estimate how potential changes in any one factor or input might affect the overall allowance for credit losses because management considers a wide variety of factors and inputs in estimating the allowance for credit losses. Changes in the factors and inputs considered may not occur at the same rate and may not be consistent across all geographies or product types, and changes in factors and inputs may be directionally inconsistent, such that improvement in one factor or input may offset deterioration in others.

To consider the impact of a hypothetical alternate macroeconomic forecast, the Firm compared the modeled credit losses determined using its central and relative adverse macroeconomic scenarios, which are two of the five scenarios considered in estimating the allowances for loan losses and lending-related commitments. The central and relative adverse scenarios each included a full suite of MEVs, but differed in the levels, paths and peaks/troughs of those variables over the eight-quarter forecast period.

For example, compared to the Firm's central scenario shown on page 129 and in Note 13, the Firm's relative adverse scenario assumes an elevated U.S. unemployment rate, averaging approximately 2.0% higher over the eight-quarter forecast, with a peak difference of approximately 2.8% in the fourth quarter of 2026.

This analysis is not intended to estimate expected future changes in the allowance for credit losses, for a number of reasons, including:

- The allowance as of December 31, 2025, reflects credit losses beyond those estimated under the central scenario due to the weight placed on the adverse scenarios.
- The impacts of changes in many MEVs are both interrelated and nonlinear, so the results of this

analysis cannot be simply extrapolated for more severe changes in macroeconomic variables.

- Expectations of future changes in portfolio composition and borrower behavior can significantly affect the allowance for credit losses.

To demonstrate the sensitivity of credit loss estimates to macroeconomic forecasts as of December 31, 2025, the Firm compared the modeled estimates under its relative adverse scenario to its central scenario. Without considering offsetting or correlated effects in other qualitative components of the Firm's allowance for credit losses, the comparison between these two scenarios for the exposures below reflect the following differences:

- An increase of approximately $1.2 billion for residential real estate loans and lending-related commitments
- An increase of approximately $4.4 billion for credit card loans
- An increase of approximately $5.1 billion for wholesale loans and lending-related commitments

This analysis relates only to the modeled credit loss estimates and is not intended to estimate changes in the overall allowance for credit losses as it does not reflect any potential changes in other adjustments to the quantitative calculation, which would also be influenced by the judgment management applies to the modeled lifetime loss estimates to reflect the uncertainty and imprecision of these modeled lifetime loss estimates based on then-current circumstances and conditions.

In the fourth quarter of 2025, the Firm recorded an allowance related to the Apple Card transaction, estimated based on certain forward-looking assumptions of the portfolio's risk characteristics and expected credit losses at the time of closing. The forecasted Apple credit card portfolio is excluded from the modeled estimates sensitivity analysis above while the Firm integrates the Apple Card transaction into its allowance model.

Recognizing that forecasts of macroeconomic conditions are inherently uncertain, the Firm believes that its process to consider the available information and associated risks and uncertainties is appropriately governed and that its estimates of expected credit losses were reasonable and appropriate for the year ended December 31, 2025.

Fair value

JPMorganChase carries a portion of its assets and liabilities at fair value. The majority of such assets and liabilities are measured at fair value on a recurring basis, including trading assets and liabilities, AFS securities, structured note products and certain securities financing agreements. Certain assets and liabilities are measured at fair value on a nonrecurring basis, including certain mortgage, home equity and other loans, where the carrying value is based on the fair value of the underlying collateral.

Assets measured at fair value
The following table includes the Firm's assets measured at fair value and the portion of such assets that are classified within level 3 of the fair value hierarchy. Refer to Note 2 for further information.

December 31, 2025 (in millions, except ratios)	Total assets at fair value	Total level 3 assets
Federal funds sold and securities purchased under resale agreements	$ 327,018	$ —
Securities borrowed	98,111	—
Trading assets:		
Trading-debt and equity instruments	745,096	2,794
Derivative receivables[a]	57,777	8,926
Total trading assets	802,873	11,720
AFS securities	507,198	111
Loans	70,684	3,062
MSRs	9,167	9,167
Other	14,801	1,047
Total assets measured at fair value on a recurring basis	1,829,852	25,107
Total assets measured at fair value on a nonrecurring basis	2,018	1,392
Total assets measured at fair value	$ 1,831,870	$ 26,499
Total Firm assets	$4,424,900	
Level 3 assets at fair value as a percentage of total Firm assets[a]		1%
Level 3 assets at fair value as a percentage of total Firm assets at fair value[a]		1%

(a) For purposes of the table above, the derivative receivables total reflects the impact of netting adjustments; however, the $8.9 billion of derivative receivables classified as level 3 does not reflect the netting adjustment as such netting is not relevant to a presentation based on the transparency of inputs to the valuation of an asset. The level 3 balances would be reduced if netting were applied, including the netting benefit associated with cash collateral.

Management's discussion and analysis

Valuation

Details of the Firm's processes for determining fair value are set out in Note 2. Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available to the Firm. For instruments valued using internally developed valuation models and other valuation techniques that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.

In arriving at an estimate of fair value for an instrument within level 3, management must first determine the appropriate valuation model or other valuation technique to use. Second, the lack of observability of certain significant inputs requires management to assess relevant empirical data in deriving valuation inputs including, for example, transaction details, yield curves, interest rates, prepayment speeds, default rates, volatilities, correlations, prices (such as commodity, equity or debt prices), valuations of comparable instruments, foreign exchange rates and credit curves. Refer to Note 2 for a further discussion of the valuation of level 3 instruments, including unobservable inputs used.

For instruments classified in levels 2 and 3, management judgment must be applied to assess the appropriate level of valuation adjustments to reflect counterparty credit quality, the Firm's creditworthiness, market funding rates, liquidity considerations, unobservable parameters, and for portfolios that meet specified criteria, the size of the net open risk position. The judgments made are typically affected by the type of product and its specific contractual terms, and the level of liquidity for the product or within the market as a whole. In periods of heightened market volatility and uncertainty judgments are further affected by the wider variation of reasonable valuation estimates, particularly for positions that are less liquid. Refer to Note 2 for a further discussion of valuation adjustments applied by the Firm.

Imprecision in estimating unobservable market inputs or other factors can affect the amount of gain or loss recorded for a particular position. Furthermore, while the Firm believes its valuation methods are appropriate and consistent with those of other market participants, the methods and assumptions used reflect management judgment and may vary across the Firm's businesses and portfolios.

The Firm uses various methodologies and assumptions in the determination of fair value. The use of methodologies or assumptions different than those used by the Firm could result in a different estimate of fair value at the reporting date. Refer to Note 2 for a detailed discussion of the Firm's valuation process and

hierarchy, and its determination of fair value for individual financial instruments.

Goodwill impairment

Under U.S. GAAP, goodwill must be allocated to reporting units and tested for impairment at least annually. The Firm's process and methodology used to conduct goodwill impairment testing is described in Note 15.

Management applies significant judgment when testing goodwill for impairment. The goodwill associated with each business combination is allocated to the related reporting units for goodwill impairment testing.

For the year ended December 31, 2025, the Firm reviewed current economic conditions, estimated market cost of equity, as well as actual business results and projections of business performance. Based on such reviews, the Firm has concluded that goodwill was not impaired as of December 31, 2025. For each of the reporting units, fair value exceeded carrying value by at least 20% and there was no indication of a significant risk of goodwill impairment based on current projections and valuations.

The projections for the Firm's reporting units are consistent with management's current business outlook assumptions in the short term, and the Firm's best estimates of long-term growth and return on equity in the longer term. Where possible, the Firm uses third-party and peer data to benchmark its assumptions and estimates.

Refer to Note 15 for additional information on goodwill, including the goodwill impairment assessment as of December 31, 2025.

Credit card rewards liability

JPMorganChase offers credit cards with various rewards programs which allow cardholders to earn rewards points based on their account activity and the terms and conditions of the rewards program. Generally, there are no limits on the points that an eligible cardholder can earn, nor do the points expire, and the points can be redeemed for a variety of rewards, including cash (predominantly in the form of account credits), gift cards and travel. The Firm maintains a rewards liability which represents the estimated cost of rewards points earned and expected to be redeemed by cardholders. The liability is accrued as the cardholder earns the benefit and is reduced when the cardholder redeems points. This liability was $16.0 billion and $14.4 billion at December 31, 2025 and 2024, respectively, and is recorded in accounts payable and other liabilities on the Consolidated balance sheets. The increase in the liability was driven by continued growth in rewards points earned on higher spend and promotional offers that has outpaced redemptions throughout 2025.

The rewards liability is sensitive to redemption rate ("RR") and cost per point ("CPP") assumptions. The RR assumption is used to estimate the number of points earned by customers that will be redeemed over the life of the account. The CPP assumption is used to estimate the cost of future point redemptions. These assumptions are evaluated periodically considering historical actuals, cardholder redemption behavior and management judgment. Updates to these assumptions will impact the rewards liability. As of December 31, 2025, a combined increase of 25 basis points in RR and 1 basis point in CPP would increase the rewards liability by approximately $512 million.

Income taxes

JPMorganChase is subject to the income tax laws of the various jurisdictions in which it operates, including U.S. federal, state and local, and non-U.S. jurisdictions. These laws are often complex and may be subject to different interpretations. To determine the financial statement impact of accounting for income taxes, including the provision for income tax expense and unrecognized tax benefits, JPMorganChase must make assumptions and judgments about how to interpret and apply these complex tax laws to numerous transactions and business events, as well as make judgments regarding the timing of when certain items may affect taxable income in the U.S. and non-U.S. tax jurisdictions.

JPMorganChase's interpretations of tax laws around the world are subject to review and examination by the various taxing authorities in the jurisdictions where the Firm operates, and disputes may occur regarding its view on a tax position. These disputes over interpretations with the various taxing authorities may be settled by audit, administrative appeals or adjudication in the court systems of the tax jurisdictions in which the Firm operates. JPMorganChase regularly reviews whether it may be assessed additional income taxes as a result of the resolution of these matters, and the Firm records additional unrecognized tax benefits, as appropriate. In addition, the Firm may revise its estimate of income taxes due to changes in income tax laws, legal interpretations, and business strategies. It is possible that revisions in the Firm's estimate of income taxes may materially affect the Firm's results of operations in any reporting period.

Deferred taxes arise from differences between assets and liabilities measured for financial reporting versus income tax return purposes. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized within the provision for income taxes in the period enacted.

The Firm has also recognized deferred tax assets in connection with certain tax attributes, including net operating loss ("NOL") carryforwards, foreign tax credit ("FTC") carryforwards, and general business tax credit

("GBC") carryforwards. The Firm performs regular reviews to ascertain whether its deferred tax assets are realizable. These reviews include management's estimates and assumptions regarding future taxable income, including foreign source income, and may incorporate various tax planning strategies, including strategies that may be available to utilize NOLs and FTCs before they expire. In connection with these reviews, if it is determined that a deferred tax asset is not realizable, a valuation allowance is established. The valuation allowance may be reversed in a subsequent reporting period if the Firm determines that, based on revised estimates of future taxable income or changes in tax planning strategies, it is more likely than not that all or part of the deferred tax asset will become realizable. As of December 31, 2025, management has determined it is more likely than not that the Firm will realize its deferred tax assets, net of the existing valuation allowance.

The Firm adjusts its unrecognized tax benefits as necessary when new information becomes available, including changes in tax law and regulations, and interactions with taxing authorities. Uncertain tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the largest amount of benefit that management believes is more likely than not to be realized upon settlement. It is possible that the reassessment of JPMorganChase's unrecognized tax benefits may have a material impact on its effective income tax rate in the period in which the reassessment occurs. Although the Firm believes that its estimates are reasonable, the final tax amount could be different from the amounts reflected in the Firm's income tax provisions and accruals. To the extent that the final outcome of these amounts is different than the amounts recorded, such differences will generally impact the Firm's provision for income taxes in the period in which such a determination is made.

The Firm's provision for income taxes is composed of current and deferred taxes. The current and deferred tax provisions are calculated based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known, which could impact the Firm's effective tax rate.

Refer to Note 25 for additional information on income taxes.

Litigation reserves

Refer to Note 30 for a description of the significant estimates and judgments associated with establishing litigation reserves.

ACCOUNTING AND REPORTING DEVELOPMENTS

Financial Accounting Standards Board ("FASB") Standards Adopted since January 1, 2025

Standard	Summary of guidance	Effects on financial statements
Income Taxes: Improvements to Income Tax Disclosures Issued December 2023	• Requires disclosure of income taxes paid disaggregated by 1) federal, state, and foreign taxes and 2) individual jurisdiction on the basis of a quantitative threshold of equal to or greater than 5 percent of total income taxes paid (net of refunds received). • Requires disclosure of the effective tax rate reconciliation by specific categories, at a minimum, with accompanying qualitative disclosures, and separate disclosure of reconciling items based on quantitative thresholds. • Requires categories within the effective tax rate reconciliation to be further disaggregated if quantitative thresholds are met.	• Adopted retrospectively for the Firm's annual Consolidated Financial Statements for the year ended December 31, 2025. • The adoption of this guidance resulted in expanded income tax disclosures, including more detailed information about the Firm's effective tax rate and income tax expense reconciliation by specific categories, as well as disclosure of income taxes paid, disaggregated by jurisdiction. Refer to Note 25 for further information.

FASB Standards Issued but not yet Adopted as of December 31, 2025

Standard	Summary of guidance	Effects on financial statements
Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses *Issued November 2024*	• Requires additional disaggregation of specific types of expenses within the Notes to the Consolidated Financial Statements on an annual and interim basis.	• Required effective date: Annual financial statements for the year ending December 31, 2027.[a] • The guidance may be applied on a prospective or retrospective basis. • The Firm is evaluating the potential impact on the Consolidated Financial Statements disclosures, as well as the Firm's planned date of adoption.
Derivatives and Hedging and Revenue from Contracts with Customers: Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract *Issued September 2025*	• No longer requires derivative accounting treatment for certain contracts where the underlying variable is solely based on the specific operations or activities of one of the contracting parties. The new guidance also clarifies the applicability of derivative accounting treatment to contracts with both in scope and out of scope terms. • Clarifies the accounting for share-based payments from a customer in exchange for goods or services.	• Required effective date: January 1, 2027.[a] • The guidance may be applied on a prospective or modified retrospective basis. • The Firm is evaluating the potential impact on the Consolidated Financial Statements, as well as the Firm's planned date of adoption.
Intangibles - Goodwill and Other - Internal-Use Software: Targeted Improvements to the Accounting for Internal-Use Software *Issued September 2025*	• Amends the cost capitalization guidance by removing all references to software development project stages to better align with current software development methods. • Requires software cost capitalization to begin when 1) management has authorized and committed to funding the software project, and 2) it is probable that the software will be completed and used to perform its intended function.	• Required effective date: January 1, 2028.[a] • The guidance may be applied on a prospective, modified, or retrospective transition basis. • The Firm is evaluating the potential impact on the Consolidated Financial Statements, as well as the Firm's planned date of adoption.
Financial Instruments - Credit Losses: Purchased Loans *Issued November 2025*	• Establishes an additional allowance framework for purchased, seasoned held-for-investment loans, excluding credit cards. • Requires that management's initial estimate of expected credit losses be recognized as an increase to the allowance for credit losses with a corresponding increase to the loan's amortized cost.	• Required effective date: January 1, 2027.[a] • The guidance is required to be applied on a prospective basis. • The Firm is evaluating the potential impact on the Consolidated Financial Statements, as well as the Firm's planned date of adoption.
Derivatives and Hedging: Hedge Accounting Improvements *Issued November 2025*	• Amends the hedge accounting guidance to allow different risks to be pooled in the same portfolio for cash flow hedging, if the hedging instrument is highly effective against each hedged risk in the portfolio. • Provides greater flexibility and expands eligibility for hedge accounting, including hedges of nonfinancial transactions, variable rate borrowings, net investment hedges, and hedges involving the use of written options.	• Required effective date: January 1, 2027.[a] • The guidance is required to be applied on a prospective basis. • The Firm is evaluating the potential impact on the Consolidated Financial Statements, as well as the Firm's planned date of adoption.

(a) Early adoption is permitted.

Management's discussion and analysis

FORWARD-LOOKING STATEMENTS

From time to time, the Firm has made and will make forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning. Forward-looking statements provide JPMorganChase's current expectations or forecasts of future events, circumstances, results or aspirations. JPMorganChase's disclosures in this 2025 Form 10-K contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Firm also may make forward-looking statements in its other documents filed or furnished with the SEC. In addition, the Firm's senior management may make forward-looking statements orally to investors, analysts, representatives of the media and others.

All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Firm's control. JPMorganChase's actual future results may differ materially from those set forth in its forward-looking statements. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ from those in the forward-looking statements:

- Local, regional and global business, economic and political conditions and geopolitical events, including geopolitical tensions and hostilities;
- Changes in laws, rules and regulatory requirements, including capital and liquidity requirements affecting the Firm's businesses, and the ability of the Firm to address those requirements;
- Heightened regulatory and governmental oversight and scrutiny of JPMorganChase's business practices, including dealings with retail customers;
- Changes in trade, monetary and fiscal policies and laws;
- Changes in the level of inflation;
- Changes in income tax laws, rules, and regulations;
- Securities and capital markets behavior, including changes in market liquidity and volatility;
- Changes in investor sentiment or consumer spending or savings behavior;
- Ability of the Firm to manage effectively its capital and liquidity;
- Changes in credit ratings assigned to the Firm or its subsidiaries;
- Damage to the Firm's reputation;
- Ability of the Firm to appropriately address public criticism of its business activities;
- Ability of the Firm to deal effectively with an economic slowdown or other economic or market disruption, including in the interest rate environment;

- Technology changes instituted by the Firm, its counterparties or competitors, including AI;
- The effectiveness of the Firm's control agenda;
- Ability of the Firm to develop or discontinue products and services, and the extent to which products or services previously sold by the Firm require the Firm to incur liabilities or absorb losses not contemplated at their initiation or origination;
- Acceptance of the Firm's new and existing products and services by the marketplace and the ability of the Firm to innovate and to increase market share;
- Ability of the Firm to attract and retain qualified employees;
- Ability of the Firm to control expenses;
- Competitive pressures;
- Changes in the credit quality of the Firm's clients, customers and counterparties;
- Adequacy of the Firm's risk management framework, disclosure controls and procedures and internal control over financial reporting;
- Adverse judicial or regulatory proceedings;
- Ability of the Firm to determine accurate values of certain assets and liabilities;
- Occurrence of natural or man-made disasters or calamities, including health emergencies, an outbreak or escalation of hostilities or other geopolitical instabilities, the effects of climate change or extraordinary events beyond the Firm's control, and the Firm's ability to deal effectively with disruptions caused by the foregoing;
- Ability of the Firm to maintain the security of its financial, accounting, technology, data processing and other operational systems and facilities;
- Ability of the Firm to withstand disruptions that may be caused by any failure of its operational systems or those of third parties;
- Ability of the Firm to effectively defend itself against cyber attacks and other attempts by unauthorized parties to access information of the Firm or its customers and clients or to disrupt the Firm's systems; and
- The other risks and uncertainties detailed in Part I, Item 1A: Risk Factors in JPMorganChase's 2025 Form 10-K.

Any forward-looking statements made by or on behalf of the Firm speak only as of the date they are made, and JPMorganChase does not undertake to update any forward-looking statements. The reader should, however, consult any further disclosures of a forward-looking nature the Firm may make in any subsequent Annual Reports on Form 10-Ks, Quarterly Reports on Form 10-Qs, or Current Reports on Form 8-K.

Management's report on internal control over financial reporting

Management of JPMorgan Chase & Co. ("JPMorganChase" or the "Firm") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Firm's principal executive and principal financial officers, or persons performing similar functions, and effected by JPMorganChase's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

JPMorganChase's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Firm's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Firm are being made only in accordance with authorizations of JPMorganChase's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Firm's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has completed an assessment of the effectiveness of the Firm's internal control over financial reporting as of December 31, 2025. In making the assessment, management used the "Internal Control — Integrated Framework" ("COSO 2013") promulgated by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based upon the assessment performed, management concluded that as of December 31, 2025, JPMorganChase's internal control over financial reporting was effective based upon the COSO 2013 framework. Additionally, based upon management's assessment, the Firm determined that there were no material weaknesses in its internal control over financial reporting as of December 31, 2025.

The effectiveness of the Firm's internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

James Dimon
Chairman and Chief Executive Officer

Jeremy Barnum
Executive Vice President and Chief Financial Officer

February 13, 2026

Report of Independent Registered Public Accounting Firm



To the Board of Directors and Shareholders of JPMorgan Chase & Co.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JPMorgan Chase & Co. and its subsidiaries (the "Firm") as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Firm's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Firm as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Firm maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Firm's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express opinions on the Firm's consolidated financial statements and on the Firm's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Firm in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP • 300 Madison Avenue • New York, NY 10017

Report of Independent Registered Public Accounting Firm

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan Losses – Portfolio-Based Component of the Wholesale and Credit Card Retained Loan Portfolios

As described in Note 13 to the consolidated financial statements, as of December 31, 2025, the allowance for loan losses for the portfolio-based component of the wholesale and credit card retained loan portfolios was $7.6 billion and $15.6 billion, respectively, on total portfolio-based wholesale and credit card retained loans of $788.0 billion and $247.8 billion, respectively. The Firm's allowance for loan losses represents management's estimate of expected credit losses over the remaining expected life of the Firm's retained loan portfolios. The portfolio-based component begins with a quantitative calculation that covers expected credit losses over a loan's expected life. The expected credit losses are derived using a weighted average of five internally developed macroeconomic scenarios over an eight-quarter forecast period. As disclosed by management, one of the most significant judgments involved in estimating the allowance for loan losses relates to the forecasted macroeconomic variables used to estimate credit losses over the eight-quarter forecast period within management's methodology. The significant forecasted macroeconomic variables for the consumer portfolio include regional U.S. unemployment rates and U.S. HPI. The significant forecasted macroeconomic variables for the wholesale portfolio include U.S. unemployment, U.S. real GDP growth rate, U.S. equity prices, U.S. interest rates, U.S. corporate credit spreads, oil prices, U.S. commercial real estate prices and U.S. HPI.

The principal considerations for our determination that performing procedures relating to the allowance for loan losses for the portfolio-based component of the wholesale and credit card retained loan portfolios is a critical audit matter are (i) the significant judgment by management when developing the allowance for loan losses related to the portfolio-based component of the wholesale and credit card retained loan portfolios; (ii) a high degree of auditor judgment, subjectivity, and

effort in performing procedures and evaluating management's significant assumptions related to the U.S. unemployment and the U.S. real GDP growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for loan losses related to the portfolio-based component of the wholesale and credit card retained loan portfolios, including controls over the development of the forecasted macroeconomic variables. These procedures also included, among others, (i) testing management's process for developing the allowance for loan losses related to the portfolio-based component of the wholesale and credit card retained loan portfolios (ii) testing the completeness and accuracy of certain data used in developing the forecasted macroeconomic variables and (iii) the involvement of professionals with specialized skill and knowledge to assist in evaluating (a) the appropriateness of the methodology used by management in developing the forecasted macroeconomic variables and (b) the reasonableness of the U.S. unemployment and the U.S. real GDP growth rate assumptions.

Fair Value of Certain Level 3 Financial Instruments

As described in Note 2 to the consolidated financial statements, as of December 31, 2025, the Firm had certain financial instruments which included $2.4 billion of deposits, $5.6 billion of short-term borrowings and $46.7 billion of long-term debt, which are measured at fair value on a recurring basis and are classified as level 3. Financial instruments valued using internally developed valuation models and other valuation techniques that use significant unobservable inputs are classified within level 3 of the fair value hierarchy. The principal valuation techniques and unobservable inputs used by management to measure the fair value of certain level 3 financial instruments include the following internally developed valuation models: (i) option pricing, which uses unobservable inputs related to interest rate volatility, Bermudan switch value, interest rate correlation, interest rate-to-foreign exchange correlation, equity volatility, equity correlation, equity-to-foreign exchange correlation and equity-to-interest rate correlation and (ii) discounted cash flows, which uses unobservable inputs related to credit correlation, credit spread, recovery rate, yield and loss severity.

The principal considerations for our determination that performing procedures relating to the fair value of certain level 3 financial instruments is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of certain level

Report of Independent Registered Public Accounting Firm

3 financial instruments; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the aforementioned unobservable inputs; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value estimate of certain level 3 financial instruments, including controls over the aforementioned unobservable inputs. These procedures also included, among others, (i) testing the completeness and accuracy of certain data provided by management and (ii) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management's estimate by (a) developing an independent estimate of the fair value for a sample of certain level 3 financial instruments using independently developed unobservable inputs and (b) comparing the independent estimate of the fair value to management's estimate.

PricewaterhouseCoopers LLP

New York, New York
February 13, 2026

We have served as the Firm's auditor since 1965.

JPMorgan Chase & Co.
Consolidated statements of income

Year ended December 31, (in millions, except per share data)		2025		2024		2023
Revenue						
Investment banking fees	$	9,615	$	8,910	$	6,519
Principal transactions		27,212		24,787		24,460
Lending- and deposit-related fees		9,093		7,606		7,413
Asset management fees		20,327		17,801		15,220
Commissions and other fees		8,539		7,530		6,836
Investment securities losses		(57)		(1,021)		(3,180)
Mortgage fees and related income		1,381		1,401		1,176
Card income		4,720		5,497		4,784
Other income		6,174		12,462		5,609
Noninterest revenue		**87,004**		84,973		68,837
Interest income		193,341		193,933		170,588
Interest expense		97,898		101,350		81,321
Net interest income		**95,443**		92,583		89,267
Total net revenue		**182,447**		177,556		158,104
Provision for credit losses		14,212		10,678		9,320
Noninterest expense						
Compensation expense		54,487		51,357		46,465
Occupancy expense		5,461		5,026		4,590
Technology, communications and equipment expense		11,029		9,831		9,246
Professional and outside services		12,356		11,057		10,235
Marketing		5,531		4,974		4,591
Other expense		6,776		9,552		12,045
Total noninterest expense		**95,640**		91,797		87,172
Income before income tax expense		**72,595**		75,081		61,612
Income tax expense		15,547		16,610		12,060
Net income	$	**57,048**	$	58,471	$	49,552
Net income applicable to common stockholders	$	**55,681**	$	56,868	$	47,760
Net income per common share data						
Basic earnings per share	$	20.05	$	19.79	$	16.25
Diluted earnings per share		20.02		19.75		16.23
Weighted-average basic shares		**2,776.5**		2,873.9		2,938.6
Weighted-average diluted shares		**2,781.5**		2,879.0		2,943.1

The Notes to Consolidated Financial Statements are an integral part of these statements.

JPMorgan Chase & Co.
Consolidated statements of comprehensive income

Year ended December 31, (in millions)		2025		2024		2023
Net income	$	**57,048**	$	58,471	$	49,552
Other comprehensive income/(loss), after–tax						
Unrealized gains/(losses) on investment securities		**3,569**		(87)		5,381
Translation adjustments, net of hedges		**1,339**		(858)		329
Fair value hedges		**64**		(87)		(101)
Cash flow hedges		**3,388**		(882)		1,724
Defined benefit pension and OPEB plans		**579**		(63)		373
DVA on fair value option elected liabilities		**(773)**		(36)		(808)
Total other comprehensive income/(loss), after–tax		**8,166**		(2,013)		6,898
Comprehensive income	$	**65,214**	$	56,458	$	56,450

The Notes to Consolidated Financial Statements are an integral part of these statements.

JPMorgan Chase & Co.
Consolidated balance sheets

December 31, (in millions, except share data)	2025	2024
Assets		
Cash and due from banks	$ 21,742	$ 23,372
Deposits with banks	321,596	445,945
Federal funds sold and securities purchased under resale agreements (included **$327,018** and $286,771 at fair value)	336,426	295,001
Securities borrowed (included **$98,111** and $83,962 at fair value)	286,191	219,546
Trading assets (included assets pledged of **$165,927** and $136,070)	802,873	637,784
Available-for-sale securities (amortized cost of **$507,226** and $411,045; included assets pledged of **$7,735** and $10,162)	507,198	406,852
Held-to-maturity securities	270,134	274,468
Investment securities, net of allowance for credit losses	**777,332**	681,320
Loans (included **$70,684** and $41,350 at fair value)	1,493,429	1,347,988
Allowance for loan losses	(25,765)	(24,345)
Loans, net of allowance for loan losses	**1,467,664**	1,323,643
Accrued interest and accounts receivable	111,599	101,223
Premises and equipment	36,244	32,223
Goodwill, MSRs and other intangible assets	64,458	64,560
Other assets (included **$15,849** and $15,122 at fair value and assets pledged of **$11,984** and $6,288)	198,775	178,197
Total assets[(a)]	**$ 4,424,900**	$ 4,002,814
Liabilities		
Deposits (included **$20,930** and $33,768 at fair value)	**$ 2,559,320**	$ 2,406,032
Federal funds purchased and securities loaned or sold under repurchase agreements (included **$360,194** and $226,329 at fair value)	442,396	296,835
Short-term borrowings (included **$32,460** and $26,521 at fair value)	64,776	52,893
Trading liabilities	216,019	192,883
Accounts payable and other liabilities (included **$6,660** and $5,893 at fair value)	316,794	280,672
Beneficial interests issued by consolidated VIEs (included **$5** and $1 at fair value)	27,951	27,323
Long-term debt (included **$134,559** and $100,780 at fair value)	435,206	401,418
Total liabilities[(a)]	**4,062,462**	3,658,056
Commitments and contingencies (refer to Notes 28, 29 and 30)		
Stockholders' equity		
Preferred stock ($1 par value; authorized 200,000,000 shares: issued **2,005,375** and 2,005,375 shares)	20,045	20,050
Common stock ($1 par value; authorized 9,000,000,000 shares; issued **4,104,933,895** shares)	4,105	4,105
Additional paid-in capital	91,114	90,911
Retained earnings	416,055	376,166
Accumulated other comprehensive losses	(4,290)	(12,456)
Treasury stock, at cost (**1,408,661,319** and 1,307,313,494 shares)	(164,591)	(134,018)
Total stockholders' equity	**362,438**	344,758
Total liabilities and stockholders' equity	**$ 4,424,900**	$ 4,002,814

(a) The following table presents information on assets and liabilities related to VIEs that are consolidated by the Firm at December 31, 2025 and 2024. The assets of the consolidated VIEs are used to settle the liabilities of those entities. The holders of the beneficial interests generally do not have recourse to the general credit of JPMorganChase. The assets and liabilities in the table below include third-party assets and liabilities of consolidated VIEs and exclude intercompany balances that eliminate in consolidation. Refer to Note 14 for a further discussion.

December 31, (in millions)	2025	2024
Assets		
Trading assets	$ 4,835	$ 3,885
Loans	37,777	36,510
All other assets	683	681
Total assets	**$ 43,295**	$ 41,076
Liabilities		
Beneficial interests issued by consolidated VIEs	$ 27,951	$ 27,323
All other liabilities	691	454
Total liabilities	**$ 28,642**	$ 27,777

The Notes to Consolidated Financial Statements are an integral part of these statements.

JPMorgan Chase & Co.
Consolidated statements of changes in stockholders' equity

Year ended December 31, (in millions, except per share data)	2025	2024	2023
Preferred stock			
Balance at January 1	$ 20,050	$ 27,404	$ 27,404
Issuance	2,995	2,496	—
Redemption	(3,000)	(9,850)	—
Balance at December 31	20,045	20,050	27,404
Common stock			
Balance at January 1 and December 31	4,105	4,105	4,105
Additional paid-in capital			
Balance at January 1	90,911	90,128	89,044
Shares issued and commitments to issue common stock for employee share-based compensation awards, and related tax effects	220	768	1,084
Other	(17)	15	—
Balance at December 31	91,114	90,911	90,128
Retained earnings			
Balance at January 1	376,166	332,901	296,456
Cumulative effect of change in accounting principles	—	(161)	449
Net income	57,048	58,471	49,552
Preferred stock dividends	(1,099)	(1,259)	(1,501)
Common stock dividends (**$5.80**, $4.80 and $4.10 per share for 2025, 2024 and 2023, respectively)	(16,060)	(13,786)	(12,055)
Balance at December 31	416,055	376,166	332,901
Accumulated other comprehensive income/(loss)			
Balance at January 1	(12,456)	(10,443)	(17,341)
Other comprehensive income/(loss), after-tax	8,166	(2,013)	6,898
Balance at December 31	(4,290)	(12,456)	(10,443)
Treasury stock, at cost			
Balance at January 1	(134,018)	(116,217)	(107,336)
Repurchase	(31,924)	(19,007)	(9,980)
Reissuance	1,351	1,206	1,099
Balance at December 31	(164,591)	(134,018)	(116,217)
Total stockholders' equity	$ 362,438	$ 344,758	$ 327,878

Effective January 1, 2024, the Firm adopted the Equity Method and Joint Ventures: Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method accounting guidance. Effective January 1, 2023, the Firm adopted the Financial Instruments – Credit Losses: Troubled Debt Restructurings, and Derivatives and Hedging: Fair Value Hedging – Portfolio Layer Method accounting guidance. Refer to Note 1 for further information.

The Notes to Consolidated Financial Statements are an integral part of these statements.

JPMorgan Chase & Co.
Consolidated statements of cash flows

Year ended December 31, (in millions)	2025	2024	2023
Operating activities			
Net income	$ 57,048	$ 58,471	$ 49,552
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	14,212	10,678	9,320
Depreciation and amortization	8,821	7,938	7,512
Deferred tax (benefit)/expense	5,611	2,004	(4,534)
Estimated bargain purchase gain associated with the First Republic acquisition	—	(103)	(2,775)
Initial gain on the Visa share exchange	—	(7,990)	—
Other	1,309	1,985	4,301
Originations and purchases of loans held-for-sale	(260,772)	(212,238)	(115,245)
Proceeds from sales, securitizations and paydowns of loans held-for-sale	235,232	205,303	116,430
Net change in:			
Trading assets	(156,461)	(95,729)	(74,091)
Securities borrowed	(66,648)	(18,762)	(14,902)
Accrued interest and accounts receivable	(11,514)	5,735	19,928
Other assets	(12,582)	(7,650)	32,970
Trading liabilities	23,134	2,276	5,315
Accounts payable and other liabilities	5,270	(90)	(25,388)
Other operating adjustments	9,558	6,160	4,581
Net cash (used in)/provided by operating activities	**(147,782)**	**(42,012)**	**12,974**
Investing activities			
Net change in:			
Federal funds sold and securities purchased under resale agreements	(41,264)	(18,706)	39,740
Held-to-maturity securities:			
Proceeds from paydowns and maturities	54,791	99,363	53,056
Purchases	(5,432)	(4,709)	(4,141)
Available-for-sale securities:			
Proceeds from paydowns and maturities	37,414	38,499	53,744
Proceeds from sales	141,295	104,625	108,434
Purchases	(308,772)	(352,712)	(115,499)
Proceeds from sales and securitizations of loans held-for-investment	57,565	57,921	47,312
Other changes in loans, net	(188,497)	(83,176)	(88,343)
Net cash used in First Republic Acquisition	—	(2,362)	(9,920)
All other investing activities, net	(12,665)	(2,146)	(16,740)
Net cash (used in)/provided by investing activities	**(265,565)**	**(163,403)**	**67,643**
Financing activities			
Net change in:			
Deposits	153,168	3,299	(32,196)
Federal funds purchased and securities loaned or sold under repurchase agreements	145,535	80,288	13,801
Short-term borrowings	9,422	7,439	(1,934)
Beneficial interests issued by consolidated VIEs	(622)	1,543	9,029
Proceeds from long-term borrowings	120,761	109,915	75,417
Payments of long-term borrowings	(108,100)	(96,605)	(64,880)
Proceeds from issuance of preferred stock	3,000	2,500	—
Redemption of preferred stock	(3,000)	(9,850)	—
Treasury stock repurchased	(31,591)	(18,830)	(9,824)
Dividends paid	(16,625)	(14,783)	(13,463)
All other financing activities, net	(2,415)	(1,469)	(1,521)
Net cash provided by/(used in) financing activities	**269,533**	**63,447**	**(25,571)**
Effect of exchange rate changes on cash and due from banks and deposits with banks	17,835	(12,866)	1,871
Net increase/(decrease) in cash and due from banks and deposits with banks	(125,979)	(154,834)	56,917
Cash and due from banks and deposits with banks at the beginning of the period	469,317	624,151	567,234
Cash and due from banks and deposits with banks at the end of the period	**$ 343,338**	**$ 469,317**	**$ 624,151**
Cash interest paid	$ 96,436	$ 99,642	$ 77,114
Cash income taxes paid, net	5,309	11,715	9,908

The Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to consolidated financial statements

Note 1 – Basis of presentation

JPMorgan Chase & Co. ("JPMorganChase" or the "Firm"), a financial holding company incorporated under Delaware law in 1968, is a leading financial services firm based in the U.S., with operations worldwide. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing and asset management. Refer to Note 32 for further discussion of the Firm's reportable business segments.

The accounting and financial reporting policies of JPMorganChase and its subsidiaries conform to U.S. GAAP. Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by regulatory authorities.

Consolidation

The Consolidated Financial Statements include the accounts of JPMorganChase and other entities in which the Firm has a controlling financial interest. All material intercompany balances and transactions have been eliminated.

Assets held for clients in an agency or fiduciary capacity by the Firm are not assets of JPMorganChase and are not included on the Consolidated balance sheets.

The Firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity.

Voting interest entities
Voting interest entities are entities that have sufficient equity and provide the equity investors voting rights that enable them to make significant decisions relating to the entity's operations. For these types of entities, the Firm's determination of whether it has a controlling interest is primarily based on the amount of voting equity interests held. Entities in which the Firm has a controlling financial interest, through ownership of the majority of the entities' voting equity interests, or through other contractual rights that give the Firm control, are consolidated by the Firm.

Investments in companies in which the Firm has significant influence over operating and financing decisions (but does not own a majority of the voting equity interests) are accounted for (i) in accordance with the equity method of accounting, or (ii) at fair value if the fair value option was elected. These investments are generally included in other assets, with income or loss included in noninterest revenue.

Certain Firm-sponsored asset management funds are structured as limited partnerships or limited liability companies. For many of these entities, the Firm is the general partner or managing member, but the non-affiliated partners or members have the ability to remove the Firm as the general partner or managing member without cause (i.e., kick-out rights), based on a simple majority vote, or the non-affiliated partners or members have rights to participate in important decisions. Accordingly, the Firm does not consolidate these voting interest entities. However, in the limited cases where the non-managing partners or members do not have substantive kick-out or participating rights, the Firm evaluates the funds as VIEs and consolidates the funds if the Firm is the general partner or managing member and has both power and a potentially significant interest.

The Firm's investment companies and asset management funds have investments in both publicly-held and privately-held entities, including investments in buyouts, growth equity and venture opportunities. These investments are accounted for under investment company guidelines and, accordingly, irrespective of the percentage of equity ownership interests held, are carried on the Consolidated balance sheets at fair value, and are recorded in other assets, with income or loss included in noninterest revenue. If consolidated, the Firm retains the accounting under such specialized investment company guidelines.

Variable interest entities
VIEs are entities that, by design, either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The most common type of VIE is an SPE. SPEs are commonly used in securitization transactions in order to isolate certain assets and distribute the cash flows from those assets to investors. The basic SPE structure involves a company selling assets to the SPE; the SPE funds the purchase of those assets by issuing securities to investors. The legal documents that govern the transaction specify how the cash earned on the assets must be allocated to the SPE's investors and other parties that have rights to those cash flows. SPEs are generally structured to insulate investors from claims on the SPE's assets by creditors of other entities, including the creditors of the seller of the assets.

The primary beneficiary of a VIE (i.e., the party that has a controlling financial interest) is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Firm has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, the Firm considers all the facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE's economic performance; and second, identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (such as asset managers, collateral managers, servicers, or owners of call options or liquidation rights over the VIE's assets) or have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

To assess whether the Firm has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Firm considers all of its economic interests, including debt and equity investments, servicing fees, and derivatives or other arrangements deemed to be variable interests in the VIE. This assessment requires that the Firm apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held across various classes within the VIE's capital structure; and the reasons why the interests are held by the Firm.

The Firm performs on-going reassessments of: (1) whether entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and are therefore subject to the VIE consolidation framework; and (2) whether changes in the facts and circumstances regarding the Firm's involvement with a VIE cause the Firm's consolidation conclusion to change.

Refer to Note 14 for further discussion of Firm-sponsored VIEs.

Revenue recognition

Interest income
The Firm recognizes interest income on loans, debt securities, and other debt instruments, generally on a level-yield basis, based on the underlying contractual rate. Refer to Note 7 for further information.

Revenue from contracts with customers
JPMorganChase recognizes noninterest revenue from certain contracts with customers, in investment banking fees, deposit-related fees, asset management fees, commissions and other fees, and components of card income, when the Firm's related performance obligations are satisfied. Refer to Note 6 for further discussion of the Firm's revenue from contracts with customers.

Principal transactions revenue
JPMorganChase carries a portion of its assets and liabilities at fair value. Changes in fair value are reported primarily in principal transactions revenue. Refer to Notes 2 and 3 for further discussion of fair value measurement. Refer to Note 6 for further discussion of principal transactions revenue.

Use of estimates in the preparation of consolidated financial statements

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expense, and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

Foreign currency translation

JPMorganChase revalues assets, liabilities, revenue and expense denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

Gains and losses relating to translating functional currency financial statements for U.S. reporting are included in the Consolidated statements of comprehensive income. Gains and losses relating to nonfunctional currency transactions, including non-U.S. operations where the functional currency is the U.S. dollar, are reported in the Consolidated statements of income.

Offsetting assets and liabilities

U.S. GAAP permits entities to present derivative receivables and derivative payables with the same counterparty and the related cash collateral receivables and payables on a net basis on the Consolidated balance sheets when a legally enforceable master netting agreement exists. U.S. GAAP also permits securities sold and purchased under repurchase agreements and securities borrowed or loaned under securities loan agreements to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement. The Firm has elected to net such balances where it has determined that the specified conditions are met.

The Firm uses master netting agreements to mitigate counterparty credit risk in certain transactions, including derivative contracts, resale, repurchase, securities borrowed and securities loaned agreements. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single

Notes to consolidated financial statements

payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due). Upon the exercise of derivatives termination rights by the non-defaulting party (i) all transactions are terminated, (ii) all transactions are valued and the positive values of "in the money" transactions are netted against the negative values of "out of the money" transactions and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercise of default rights under repurchase agreements and securities loan agreements in general (i) all transactions are terminated and accelerated, (ii) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount.

Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in, or title transfer of, securities or cash collateral/margin to the party that has the right to demand margin (the "demanding party"). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set-off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

Refer to Note 5 for further discussion of the Firm's derivative instruments. Refer to Note 11 for further discussion of the Firm's securities financing agreements.

Statements of cash flows

For JPMorganChase's Consolidated statements of cash flows, cash is defined as those amounts included in cash and due from banks and deposits with banks on the Consolidated balance sheets.

Accounting standard adopted January 1, 2024

Equity Method and Joint Ventures: Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method

The guidance expanded the types of tax-oriented investments, beyond affordable housing tax credit investments, that the Firm can elect on a program by program basis, to be accounted for using the proportional amortization method.

The adoption of this guidance under the modified retrospective method on January 1, 2024 resulted in a change to the classification and timing of the amortization associated with certain of the Firm's alternative energy tax-oriented investments. As a result of the adoption, the amortization of these investments that was previously recognized in other income became recognized in income tax expense. The change in accounting resulted in a decrease to retained earnings of $161 million and increased the Firm's income tax expense and the effective tax rate by approximately $450 million and two percentage points, respectively, in the first quarter of 2024, with no material impact to net income.

Refer to Notes 6, 14 and 25 for additional information.

Accounting standards adopted January 1, 2023

Derivatives and Hedging: Fair Value Hedging – Portfolio Layer Method

The adoption of this guidance expanded the ability to hedge a portfolio of fixed-rate assets in a qualifying hedge accounting relationship. As permitted by the guidance, the Firm elected to transfer HTM securities to AFS and designated those securities in a portfolio layer method hedge upon adoption. The adoption impact of the transfer on retained earnings was not material.

Financial Instruments – Credit Losses: Troubled Debt Restructurings ("TDRs")

The adoption of this guidance eliminated the requirement to measure the allowance for TDRs using a discounted cash flow ("DCF") methodology and allowed the option of a non-DCF portfolio-based approach for modified loans to troubled borrowers. The Firm elected this option for all portfolios of modified loans to troubled borrowers except collateral-dependent loans and nonaccrual risk-rated loans, for which the Firm elected to continue applying a DCF methodology. The adoption of this guidance under the modified retrospective method on January 1, 2023, resulted in a $446 million increase to retained earnings.

Significant accounting policies

The following table identifies JPMorganChase's other significant accounting policies and the Note and page where a detailed description of each policy can be found.

Fair value measurement	Note 2	page 174
Fair value option	Note 3	page 196
Derivative instruments	Note 5	page 202
Noninterest revenue and noninterest expense	Note 6	page 218
Interest income and interest expense	Note 7	page 222
Pension and other postretirement employee benefit plans	Note 8	page 223
Employee share-based incentives	Note 9	page 226
Investment securities	Note 10	page 228
Securities financing activities	Note 11	page 233
Loans	Note 12	page 236
Allowance for credit losses	Note 13	page 258
Variable interest entities	Note 14	page 263
Goodwill, mortgage servicing rights, and other intangible assets	Note 15	page 272
Premises and equipment	Note 16	page 277
Leases	Note 18	page 278
Accounts payable and other liabilities	Note 19	page 280
Long-term debt	Note 20	page 281
Earnings per share	Note 23	page 286
Income taxes	Note 25	page 288
Off–balance sheet lending-related financial instruments, guarantees, and other commitments	Note 28	page 295
Litigation	Note 30	page 302

Notes to consolidated financial statements

Note 2 – Fair value measurement

JPMorganChase carries a portion of its assets and liabilities at fair value. These assets and liabilities are predominantly carried at fair value on a recurring basis (i.e., assets and liabilities that are measured and reported at fair value on the Firm's Consolidated balance sheets). Certain assets, liabilities and unfunded lending-related commitments are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices or inputs, where available. If prices or quotes are not available, fair value is based on valuation models and other valuation techniques that consider relevant transaction characteristics (such as maturity) and use, as inputs, observable or unobservable market parameters, including yield curves, interest rates, volatilities, prices (such as commodity, equity or debt prices), correlations, foreign exchange rates and credit curves. Fair value may also incorporate valuation adjustments.

The level of precision in estimating unobservable market inputs or other factors can affect the amount of gain or loss recorded for a particular position. Furthermore, while the Firm believes its valuation methods are appropriate and consistent with those of other market participants, the methods and assumptions used reflect management judgment and may vary across the Firm's businesses and portfolios.

The Firm uses various methodologies and assumptions in the determination of fair value. The use of different methodologies or assumptions by other market participants compared with those used by the Firm could result in the Firm deriving a different estimate of fair value at the reporting date.

Valuation process

Risk-taking functions are responsible for providing fair value estimates for assets and liabilities carried on the Consolidated balance sheets at fair value. The Firm's Valuation Control Group ("VCG"), which is part of the Firm's Finance function and independent of the risk-taking functions, is responsible for verifying these estimates and determining any fair value adjustments that may be required to ensure that the Firm's positions are recorded at fair value. In addition, the Firm's Valuation Governance Forum ("VGF"), which is composed of senior finance and risk executives, is responsible for overseeing the management of risks arising from valuation activities conducted across the Firm. The Firmwide VGF is chaired by the Firmwide head of the VCG (under the direction of the Firm's Controller), and includes sub-forums covering the CIB, CCB, AWM and certain corporate functions including Treasury and CIO.

Price verification process
The VCG verifies fair value estimates provided by the risk-taking functions by leveraging independently derived prices, valuation inputs and other market data, where available. Where independent prices or inputs are not available, the VCG performs additional review to ensure the reasonableness of the estimates. The additional review may include evaluating the limited market activity including client unwinds, benchmarking valuation inputs to those used for similar instruments, decomposing the valuation of structured instruments into individual components, comparing expected to actual cash flows, reviewing profit and loss trends, and reviewing trends in collateral valuation. There are also additional levels of management review for more significant or complex positions.

The VCG determines any valuation adjustments that may be required to the estimates provided by the risk-taking functions. No adjustments to quoted prices are applied for instruments classified within level 1 of the fair value hierarchy (refer to the discussion of the fair value hierarchy on page 175 for further information). For other positions, judgment is required to assess the need for valuation adjustments to appropriately reflect liquidity considerations, unobservable parameters, and, for certain portfolios that meet specified criteria, the size of the net open risk position. The determination of such adjustments follows a consistent framework across the Firm:

- Liquidity valuation adjustments are considered where an observable external price or valuation parameter exists but is of lower reliability, potentially due to lower market activity. Liquidity valuation adjustments are made based on current market conditions. Factors that may be considered in determining the liquidity adjustment include analysis of: (1) the estimated bid-offer spread for the instrument being traded; (2) alternative pricing points for similar instruments in active markets; and (3) the range of reasonable values that the price or parameter could take.

- The Firm manages certain portfolios of financial instruments on the basis of net open risk exposure and, as permitted by U.S. GAAP, has elected to estimate the fair value of such portfolios on the basis of a transfer of the entire net open risk position in an orderly transaction. Where this is the case, valuation adjustments may be necessary to reflect the cost of exiting a larger-than-normal market-size net open risk position. Where applied, such adjustments are based on factors that a relevant market participant would consider in the transfer of the net open risk position, including the size of the adverse market move that is likely to occur during the period required to sufficiently reduce the net open risk position.

- Uncertainty adjustments related to unobservable parameters may be made when positions are valued using prices or input parameters to valuation models that are unobservable due to a lack of market activity or because they cannot be implied from observable market data. Such prices or parameters must be estimated and are, therefore, subject to management judgment. Adjustments are made to reflect the uncertainty inherent in the resulting valuation estimate.

- Where appropriate, the Firm also applies adjustments to its estimates of fair value in order to appropriately reflect counterparty credit quality (CVA), the Firm's own creditworthiness (DVA) and the impact of funding (FVA), using a consistent framework across the Firm. Refer to Credit and funding adjustments on page 191 of this Note for more information on such adjustments.

Valuation model review and approval

If prices or quotes are not available for an instrument or a similar instrument, fair value is generally determined using valuation models that consider relevant transaction terms such as maturity and use as inputs market-based or independently sourced parameters. Where this is the case the price verification process described above is applied to the inputs in those models.

Under the Firm's Estimations and Model Risk Management Policy, MRGR reviews and approves new models, as well as material changes to existing models, prior to implementation in the operating environment. In certain circumstances exceptions may be granted to the Firm's policy to allow a model to be used prior to review or approval. MRGR may also require the user to take appropriate actions to mitigate the model risk if it is to be used in the interim. These actions will depend on the model and may include, for example, limitation of trading activity.

Fair value hierarchy

A three-level fair value hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The fair value hierarchy is based on the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Notes to consolidated financial statements

The following table describes the valuation methodologies generally used by the Firm to measure its significant products/instruments at fair value, including the general classification of such instruments pursuant to the fair value hierarchy.

Product/instrument	Valuation methodology	Classifications in the fair value hierarchy
Securities financing agreements	Valuations are based on discounted cash flows, which consider: • Derivative features: refer to the discussion of derivatives below for further information • Market rates for the respective maturity • Collateral characteristics	Predominantly level 2
Loans and lending-related commitments — wholesale Loans carried at fair value (trading loans and non-trading loans) and associated lending-related commitments	Where observable market data is available, valuations are based on: • Observed market prices (circumstances are infrequent) • Relevant broker quotes • Observed market prices for similar instruments Where observable market data is unavailable or limited, valuations are based on discounted cash flows, which consider the following: • Credit spreads derived from the cost of CDS; or benchmark credit curves developed by the Firm, by industry and credit rating • Prepayment speed • Collateral characteristics	Level 2 or 3
Loans — consumer Loans carried at fair value — residential mortgage loans expected to be sold	Fair value is based on observable market prices for mortgage-backed securities with similar collateral and incorporates adjustments to these prices to account for differences between the securities and the value of the underlying loans, which include credit characteristics, portfolio composition, and liquidity.	Predominantly level 2
Investment and trading securities	Quoted market prices In the absence of quoted market prices, securities are valued based on: • Observable market prices for similar securities • Relevant broker quotes • Discounted cash flows In addition, the following inputs to discounted cash flows are used for the following products: Mortgage- and asset-backed securities specific inputs: • Collateral characteristics • Deal-specific payment and loss allocations • Current market assumptions related to yield, prepayment speed, conditional default rates and loss severity Collateralized loan obligations ("CLOs") specific inputs: • Collateral characteristics • Deal-specific payment and loss allocations • Expected prepayment speed, conditional default rates, loss severity • Credit spreads • Credit rating data	Level 1 Level 2 or 3
Physical commodities	Valued using observable market prices or data.	Predominantly Level 1 or 2

Product/instrument	Valuation methodology	Classifications in the fair value hierarchy
Derivatives	Actively traded derivatives, e.g., exchange-traded derivatives, that are valued using quoted prices.	Level 1
	Derivatives that are valued using models such as the Black-Scholes option pricing model, simulation models, or a combination of models that may use observable or unobservable valuation inputs as well as considering the contractual terms.	Level 2 or 3
	The key valuation inputs used will depend on the type of derivative and the nature of the underlying instruments and may include equity prices, commodity prices, foreign exchange rates, volatilities, correlations, CDS spreads, recovery rates and prepayment speed.	
	In addition, specific inputs used for derivatives that are valued based on models with significant unobservable inputs are as follows:	
	Interest rate (IR) and FX exotic derivatives specific inputs include:	
	• Interest rate curve	
	• Interest rate volatility	
	• Interest rate spread volatility	
	• Bermudan switch value	
	• Interest rate correlation	
	• Interest rate-FX correlation	
	• Foreign exchange correlation	
	Credit derivatives specific inputs include:	
	• Credit correlation between the underlying debt instruments	
	Equity derivatives specific inputs include:	
	• Forward equity price	
	• Equity volatility	
	• Equity correlation	
	• Equity-FX correlation	
	• Equity-IR correlation	
	Commodity derivatives specific inputs include:	
	• Forward commodity price	
	• Commodity volatility	
	• Commodity correlation	
	Additionally, adjustments are made to reflect counterparty credit quality (CVA) and the impact of funding (FVA). Refer to page 191 of this Note.	
Mortgage servicing rights	Refer to Mortgage servicing rights in Note 15.	Level 3
Private equity direct investments	Fair value is estimated using all available information; the range of potential inputs include:	Level 2 or 3
	• Transaction prices	
	• Trading multiples of comparable public companies	
	• Operating performance of the underlying portfolio company	
	• Adjustments as required, since comparable public companies are not identical to the company being valued, and for company-specific issues including lack of liquidity	
	• Additional available inputs relevant to the investment	

Product/instrument	Valuation methodology	Classification in the fair value hierarchy
Fund investments (e.g., mutual/collective investment funds, private equity funds, hedge funds, and real estate funds)	Net asset value	
	• NAV is supported by the ability to redeem and purchase at the NAV level	Level 1
	• Adjustments to the NAV as required, for restrictions on redemption (e.g., lock-up periods or withdrawal limitations) or where observable activity is limited	Level 2 or 3[a]
Beneficial interests issued by consolidated VIEs	Valued using observable market information, where available.	Level 2 or 3
	In the absence of observable market information, valuations are based on the fair value of the underlying assets held by the VIE.	
Structured notes (included in deposits, short-term borrowings and long-term debt)	Valuations are based on discounted cash flow analyses that consider the embedded derivative and the terms and payment structure of the note.	Level 2 or 3
	The embedded derivative features are considered using models such as the Black-Scholes option pricing model, simulation models, or a combination of models that may use observable or unobservable valuation inputs, depending on the embedded derivative. The specific inputs used vary according to the nature of the embedded derivative features, as described in the discussion above regarding derivatives valuation. Adjustments are then made to this base valuation to reflect the Firm's own credit risk (DVA). Refer to page 191 of this Note.	

(a) Excludes certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient.

The following table presents the assets and liabilities reported at fair value as of December 31, 2025 and 2024, by major product category and fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis

		Fair value hierarchy		Derivative netting adjustments[f]	Total fair value
December 31, 2025 (in millions)	Level 1	Level 2	Level 3		
Federal funds sold and securities purchased under resale agreements	$ —	$ 327,018	$ —	$ —	$ 327,018
Securities borrowed	—	98,111	—	—	98,111
Trading assets:					
Debt instruments:					
Mortgage-backed securities:					
U.S. GSEs and government agencies[a]	—	157,834	307	—	158,141
Residential – nonagency	—	2,002	5	—	2,007
Commercial – nonagency	—	1,937	—	—	1,937
Total mortgage-backed securities	—	161,773	312	—	162,085
U.S. Treasury, GSEs and government agencies[a]	225,255	18,629	—	—	243,884
Obligations of U.S. states and municipalities	—	6,129	1	—	6,130
Certificates of deposit, bankers' acceptances and commercial paper	—	1,345	—	—	1,345
Non-U.S. government debt securities [b]	77,385	47,054	245	—	124,684
Corporate debt securities	—	45,053	454	—	45,507
Loans	—	11,782	1,143	—	12,925
Asset-backed securities	—	3,986	27	—	4,013
Total debt instruments	302,640	295,751	2,182	—	600,573
Equity securities	107,585	2,153	138	—	109,876
Physical commodities[c]	20,880	947	30	—	21,857
Other	—	12,346	444	—	12,790
Total debt and equity instruments[d]	431,105	311,197	2,794	—	745,096
Derivative receivables:					
Interest rate	1,579	276,565	3,740	(256,483)	25,401
Credit	—	12,018	1,006	(12,545)	479
Foreign exchange	111	181,318	1,807	(163,881)	19,355
Equity[b]	806	95,098	1,819	(91,856)	5,867
Commodity	—	29,961	554	(23,840)	6,675
Total derivative receivables	2,496	594,960	8,926	(548,605)	57,777
Total trading assets[e]	433,601	906,157	11,720	(548,605)	802,873
Available-for-sale securities:					
Mortgage-backed securities:					
U.S. GSEs and government agencies[a]	1	90,971	—	—	90,972
Residential – nonagency	—	5,991	—	—	5,991
Commercial – nonagency	—	4,481	3	—	4,484
Total mortgage-backed securities	1	101,443	3	—	101,447
U.S. Treasury and government agencies	315,361	461	—	—	315,822
Obligations of U.S. states and municipalities	—	20,240	—	—	20,240
Non-U.S. government debt securities[b]	34,308	11,347	—	—	45,655
Corporate debt securities	—	20	108	—	128
Asset-backed securities:					
Collateralized loan obligations	—	21,947	—	—	21,947
Other[a]	—	1,959	—	—	1,959
Total available-for-sale securities	349,670	157,417	111	—	507,198
Loans	—	67,622	3,062	—	70,684
Mortgage servicing rights	—	—	9,167	—	9,167
Other assets[e]	6,864	6,890	1,047	—	14,801
Total assets measured at fair value on a recurring basis	$ 790,135	$ 1,563,215	$ 25,107	$ (548,605)	$ 1,829,852
Deposits	$ —	$ 18,574	$ 2,356	$ —	$ 20,930
Federal funds purchased and securities loaned or sold under repurchase agreements	—	360,194	—	—	360,194
Short-term borrowings	—	26,902	5,558	—	32,460
Trading liabilities:					
Debt and equity instruments[d]	135,366	33,998	326	—	169,690
Derivative payables:					
Interest rate	2,071	253,078	2,434	(250,122)	7,461
Credit	—	15,487	2,141	(15,612)	2,016
Foreign exchange	118	176,521	1,502	(163,308)	14,833
Equity[b]	1,210	110,451	5,356	(102,211)	14,806
Commodity	—	25,799	570	(19,156)	7,213
Total derivative payables	3,399	581,336	12,003	(550,409)	46,329
Total trading liabilities	138,765	615,334	12,329	(550,409)	216,019
Accounts payable and other liabilities	3,967	2,655	38	—	6,660
Beneficial interests issued by consolidated VIEs	—	5	—	—	5
Long-term debt	—	87,886	46,673	—	134,559
Total liabilities measured at fair value on a recurring basis	$ 142,732	$ 1,111,550	$ 66,954	$ (550,409)	$ 770,827

Notes to consolidated financial statements

December 31, 2024 (in millions)	Fair value hierarchy Level 1	Level 2	Level 3	Derivative netting adjustments[f]	Total fair value
Federal funds sold and securities purchased under resale agreements	$ —	$ 286,771	$ —	$ —	$ 286,771
Securities borrowed	—	83,962	—	—	83,962
Trading assets:					
Debt instruments:					
Mortgage-backed securities:					
U.S. GSEs and government agencies[a]	—	104,312	488	—	104,800
Residential – nonagency	—	2,282	5	—	2,287
Commercial – nonagency	—	1,283	10	—	1,293
Total mortgage-backed securities	—	107,877	503	—	108,380
U.S. Treasury, GSEs and government agencies[a]	150,580	11,702	—	—	162,282
Obligations of U.S. states and municipalities	—	6,100	1	—	6,101
Certificates of deposit, bankers' acceptances and commercial paper	—	3,950	—	—	3,950
Non-U.S. government debt securities	34,108	54,335	152	—	88,595
Corporate debt securities	—	33,591	390	—	33,981
Loans	—	10,228	1,088	—	11,316
Asset-backed securities	—	2,813	10	—	2,823
Total debt instruments	184,688	230,596	2,144	—	417,428
Equity securities	130,307	1,359	62	—	131,728
Physical commodities[c]	5,957	1,533	26	—	7,516
Other	—	19,935	210	—	20,145
Total debt and equity instruments[d]	320,952	253,423	2,442	—	576,817
Derivative receivables:					
Interest rate	4,934	282,019	3,781	(265,789)	24,945
Credit	—	10,379	708	(10,273)	814
Foreign exchange	196	261,520	1,204	(237,608)	25,312
Equity	—	82,855	2,365	(79,935)	5,285
Commodity	—	15,232	394	(11,015)	4,611
Total derivative receivables	5,130	652,005	8,452	(604,620)	60,967
Total trading assets[e]	326,082	905,428	10,894	(604,620)	637,784
Available-for-sale securities:					
Mortgage-backed securities:					
U.S. GSEs and government agencies[a]	—	91,893	—	—	91,893
Residential – nonagency	—	4,811	—	—	4,811
Commercial – nonagency	—	4,057	8	—	4,065
Total mortgage-backed securities	—	100,761	8	—	100,769
U.S. Treasury and government agencies	234,491	288	—	—	234,779
Obligations of U.S. states and municipalities	—	17,913	—	—	17,913
Non-U.S. government debt securities	23,973	12,272	—	—	36,245
Corporate debt securities	—	70	—	—	70
Asset-backed securities:					
Collateralized loan obligations	—	14,943	—	—	14,943
Other[a]	—	2,133	—	—	2,133
Total available-for-sale securities	258,464	148,380	8	—	406,852
Loans	—	38,934	2,416	—	41,350
Mortgage servicing rights	—	—	9,121	—	9,121
Other assets[e]	5,732	6,997	1,344	—	14,073
Total assets measured at fair value on a recurring basis	$ 590,278	$ 1,470,472	$ 23,783	$ (604,620)	$ 1,479,913
Deposits	$ —	$ 31,583	$ 2,185	$ —	$ 33,768
Federal funds purchased and securities loaned or sold under repurchase agreements	—	226,329	—	—	226,329
Short-term borrowings	—	23,045	3,476	—	26,521
Trading liabilities:					
Debt and equity instruments[d]	120,719	32,457	46	—	153,222
Derivative payables:					
Interest rate	3,981	266,767	3,480	(264,989)	9,239
Credit	—	12,725	1,071	(11,898)	1,898
Foreign exchange	187	253,196	1,184	(238,970)	15,597
Equity	—	90,908	5,231	(87,491)	8,648
Commodity	—	14,021	467	(10,209)	4,279
Total derivative payables	4,168	637,617	11,433	(613,557)	39,661
Total trading liabilities	124,887	670,074	11,479	(613,557)	192,883
Accounts payable and other liabilities	3,100	2,717	76	—	5,893
Beneficial interests issued by consolidated VIEs	—	1	—	—	1
Long-term debt	—	66,216	34,564	—	100,780
Total liabilities measured at fair value on a recurring basis	$ 127,987	$ 1,019,965	$ 51,780	$ (613,557)	$ 586,175

(a) At December 31, 2025 and 2024, included total U.S. GSE obligations of $158.4 billion and $120.1 billion, respectively, which were mortgage-related.

(b) In the fourth quarter of 2025, the Firm refined the active market assessment of certain products and updated the leveling classification accordingly.

(c) Physical commodities inventories are generally accounted for at the lower of cost or net realizable value. "Net realizable value" is a term defined in U.S. GAAP as not exceeding fair value less costs to sell ("transaction costs"). Transaction costs for the Firm's physical commodities inventories are either not applicable or immaterial to the value of the inventory. Therefore, net realizable value approximates fair value for the Firm's physical commodities inventories. When fair value hedging has been applied (or when net realizable value is below cost), the carrying value of physical commodities approximates fair value, because under fair value hedge accounting, the cost basis is adjusted for changes in fair value. Refer to Note 5 for a further discussion of the Firm's hedge accounting relationships. To provide consistent fair value disclosure information, all physical commodities inventories have been included in each period presented.

(d) Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

(e) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient are not required to be classified in the fair value hierarchy. At both December 31, 2025 and 2024, the fair values of these investments, which include certain hedge funds, private equity funds, real estate and other funds, were $1.0 billion, primarily reported in other assets.

(f) As permitted under U.S. GAAP, the Firm has elected to net derivative receivables and derivative payables and the related cash collateral received and paid when a legally enforceable master netting agreement exists. The level 3 balances would be reduced if netting were applied, including the netting benefit associated with cash collateral.

Notes to consolidated financial statements

Level 3 valuations

The Firm has established well-structured processes for determining fair value, including for instruments where fair value is estimated using significant unobservable inputs (level 3). Refer to pages 174–178 of this Note for further information on the Firm's valuation process and a detailed discussion of the determination of fair value for individual financial instruments.

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available to the Firm. For instruments valued using internally developed valuation models and other valuation techniques that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.

In arriving at an estimate of fair value for an instrument within level 3, management must first determine the appropriate valuation model or other valuation technique to use. Second, due to the lack of observability of significant inputs, management must assess relevant empirical data in deriving valuation inputs including transaction details, yield curves, interest rates, prepayment speeds, default rates, volatilities, correlations, prices (such as commodity, equity or debt prices), valuations of comparable instruments, foreign exchange rates and credit curves.

The following table presents the Firm's primary level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, the significant unobservable inputs, the range of values for those inputs and the weighted or arithmetic averages of such inputs. While the determination to classify an instrument within level 3 is based on the significance of the unobservable inputs to the overall fair value measurement, level 3 financial instruments typically include observable components (that is, components that are actively quoted and can be validated to external sources) in addition to the unobservable components. The level 1 and/or level 2 inputs are not included in the table. In addition, the Firm manages the risk of the observable components of level 3 financial instruments using securities and derivative positions that are classified within levels 1 or 2 of the fair value hierarchy.

The range of values presented in the table is representative of the highest and lowest level input used to value the significant groups of instruments within a product/instrument classification. Where provided, the weighted averages of the input values presented in the table are calculated based on the fair value of the instruments that the input is being used to value.

In the Firm's view, the input range, weighted and arithmetic average values do not reflect the degree of input uncertainty or an assessment of the reasonableness of the Firm's estimates and assumptions. Rather, they reflect the characteristics of the various instruments held by the Firm and the relative distribution of instruments within the range of characteristics. For example, two option contracts may have similar levels of market risk exposure and valuation uncertainty, but may have significantly different implied volatility levels because the option contracts have different underlyings, tenors, or strike prices. The input range and weighted and arithmetic average values will therefore vary from period-to-period and parameter-to-parameter based on the characteristics of the instruments held by the Firm at each balance sheet date.

Level 3 inputs[a]

December 31, 2025

Product/Instrument	Fair value (in millions)	Principal valuation technique	Unobservable inputs[g]	Range of input values		Average[i]
Residential mortgage-backed securities and loans[b]	$ 889	Discounted cash flows	Yield	0%	70%	7%
			Prepayment speed	7%	14%	9%
			Conditional default rate	0%	2%	0%
			Loss severity	0%	100%	7%
Commercial mortgage-backed securities and loans[c]	1,246	Market comparables	Price	$0	$93	$82
Corporate debt securities	562	Market comparables	Price	$0	$177	$105
Loans[d]	2,385	Market comparables	Price	$0	$102	$80
Non-U.S. government debt securities	245	Market comparables	Price	$2	$124	$99
Net interest rate derivatives	1,301	Option pricing	Interest rate volatility	24bps	490bps	85bps
			Interest rate spread volatility	44bps	59bps	49bps
			Bermudan switch value	0%	48%	17%
			Interest rate correlation	(64)%	97%	58%
			IR-FX correlation	(35)%	60%	5%
			Inflation volatility	11bps	174bps	65bps
	5	Discounted cash flows	Prepayment speed	0%	21%	7%
			Interest rate curve	2%	16%	4%
Net credit derivatives	(1,174)	Discounted cash flows	Credit correlation	30%	79%	52%
			Credit spread	0bps	6,942bps	367bps
			Recovery rate	10%	90%	53%
	39	Market comparables	Price	$0	$115	$77
Net foreign exchange derivatives	357	Option pricing	IR-FX correlation	(50)%	60%	17%
	(52)	Discounted cash flows	Prepayment speed	11%		11%
			Interest rate curve	3%	20%	12%
Net equity derivatives	(3,537)	Option pricing	Forward equity price[h]	87%	142%	101%
			Equity volatility	4%	130%	32%
			Equity correlation	0%	100%	54%
			Equity-FX correlation	(75)%	65%	(32)%
			Equity-IR correlation	5%	10%	8%
Net commodity derivatives	(16)	Option pricing	Oil commodity forward	$40 / BBL	$680 / BBL	$202 / BBL
			Natural gas commodity forward	$(1) / MMBTU	$8 / MMBTU	$4 / MMBTU
			Commodity volatility	2%	36%	6%
			Commodity correlation	(30)%	99%	1%
MSRs	9,167	Discounted cash flows	Refer to Note 15			
Long-term debt, short-term borrowings, and deposits[e]	52,953	Option pricing	Interest rate volatility	24bps	490bps	85bps
			Bermudan switch value	0%	48%	17%
			Interest rate correlation	(64)%	97%	58%
			IR-FX correlation	(35)%	60%	5%
			Equity volatility	2%	111%	30%
			Equity correlation	0%	100%	54%
			Equity-FX correlation	(75)%	65%	(32)%
			Equity-IR correlation	5%	10%	8%
	1,634	Discounted cash flows	Credit correlation	29%	72%	51%
			Credit spread	1bps	261bps	92bps
			Recovery rate	20%	60%	41%
			Yield	5%	20%	10%
			Loss severity	0%	100%	50%
Other level 3 assets and liabilities, net[f]	1,323					

(a) The categories presented in the table have been aggregated based upon the product type, which may differ from their classification on the Consolidated balance sheets. Furthermore, the inputs presented for each valuation technique in the table are, in some cases, not applicable to every instrument valued using the technique as the characteristics of the instruments can differ.

(b) Comprises U.S. GSE and government agency securities of $307 million, nonagency securities of $5 million and non-trading loans of $577 million.

(c) Comprises nonagency securities of $3 million, trading loans of $94 million and non-trading loans of $1.1 billion.

(d) Comprises trading loans of $1.0 billion and non-trading loans of $1.3 billion.

(e) Long-term debt, short-term borrowings and deposits include structured notes issued by the Firm that are financial instruments that typically contain embedded derivatives. The estimation of the fair value of structured notes includes the derivative features embedded within the instrument. The significant unobservable inputs are broadly consistent with those presented for derivative receivables.

(f) Includes equity securities of $889 million, including $751 million in Other assets, for which quoted prices are not readily available and the fair value is generally based on internal valuation techniques such as EBITDA multiples and comparable analysis. All other level 3 assets and liabilities are insignificant both individually and in aggregate.

(g) Price is a significant unobservable input for certain instruments. When quoted market prices are not readily available, reliance is generally placed on price-based internal valuation techniques. The price input is expressed assuming a par value of $100.

(h) Forward equity price is expressed as a percentage of the current equity price.

(i) Amounts represent weighted averages except for derivative related inputs where arithmetic averages are used.

Notes to consolidated financial statements

Changes in and ranges of unobservable inputs

The following discussion provides a description of the impact on a fair value measurement of a change in each unobservable input in isolation, and the interrelationship between unobservable inputs, where relevant and significant. The impact of changes in inputs may not be independent, as a change in one unobservable input may give rise to a change in another unobservable input. Where relationships do exist between two unobservable inputs, those relationships are discussed below. Relationships may also exist between observable and unobservable inputs (for example, as observable interest rates rise, unobservable prepayment rates decline); such relationships have not been included in the discussion below. In addition, for each of the individual relationships described below, the inverse relationship would also generally apply.

The following discussion also provides a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the Firm's positions.

Yield – The yield of an asset is the interest rate used to discount future cash flows in a discounted cash flow calculation. An increase in the yield, in isolation, would result in a decrease in a fair value measurement.

Credit spread – The credit spread is the amount of additional annualized return over the market interest rate that a market participant would demand for taking exposure to the credit risk of an instrument. The credit spread for an instrument forms part of the discount rate used in a discounted cash flow calculation. Generally, an increase in the credit spread would result in a decrease in a fair value measurement.

The yield and the credit spread of a particular mortgage-backed security primarily reflect the risk inherent in the instrument. The yield is also impacted by the absolute level of the coupon paid by the instrument (which may not correspond directly to the level of inherent risk). Therefore, the range of yield and credit spreads reflects the range of risk inherent in various instruments owned by the Firm. The risk inherent in mortgage-backed securities is driven by the subordination of the security being valued and the characteristics of the underlying mortgages within the collateralized pool, including borrower FICO scores, LTV ratios for residential mortgages and the nature of the property and/or any tenants for commercial mortgages. For corporate debt securities, obligations of U.S. states and municipalities and other similar instruments, credit spreads reflect the credit quality of the obligor and the tenor of the obligation.

Prepayment speed – The prepayment speed is a measure of the voluntary unscheduled principal repayments of a prepayable obligation in a collateralized pool. Prepayment speeds generally decline as borrower delinquencies rise. An increase in prepayment speeds, in isolation, would result in a decrease in a fair value measurement of assets valued at a premium to par and an increase in a fair value measurement of assets valued at a discount to par.

Prepayment speeds may vary from collateral pool to collateral pool, and are driven by the type and location of the underlying borrower, and the remaining tenor of the obligation as well as the level and type (e.g., fixed or floating) of interest rate being paid by the borrower. Typically collateral pools with higher borrower credit quality have a higher prepayment rate than those with lower borrower credit quality, all other factors being equal.

Conditional default rate – The conditional default rate is a measure of the reduction in the outstanding collateral balance underlying a collateralized obligation as a result of defaults. While there is typically no direct relationship between conditional default rates and prepayment speeds, collateralized obligations for which the underlying collateral has high prepayment speeds will tend to have lower conditional default rates. An increase in conditional default rates would generally be accompanied by an increase in loss severity and an increase in credit spreads. An increase in the conditional default rate, in isolation, would result in a decrease in a fair value measurement. Conditional default rates reflect the quality of the collateral underlying a securitization and the structure of the securitization itself. Based on the types of securities owned in the Firm's market-making portfolios, conditional default rates are most typically at the lower end of the range presented.

Loss severity – The loss severity (the inverse concept is the recovery rate) is the expected amount of future realized losses resulting from the ultimate liquidation of a particular loan, expressed as the net amount of loss relative to the outstanding loan balance. An increase in loss severity is generally accompanied by an increase in conditional default rates. An increase in the loss severity, in isolation, would result in a decrease in a fair value measurement.

The loss severity applied in valuing a mortgage-backed security depends on factors relating to the underlying mortgages, including the LTV ratio, the nature of the lender's lien on the property and other instrument-specific factors.

Correlation – Correlation is a measure of the relationship between the movements of two variables. Correlation is a pricing input for a derivative product where the payoff is driven by one or more underlying risks. Correlation inputs are related to the type of derivative (e.g., interest rate, credit, equity, foreign exchange and commodity) due to the nature of the underlying risks. When parameters are positively correlated, an increase in one parameter will result in an increase in the other parameter. When parameters are negatively correlated, an increase in one parameter will result in a decrease in the other parameter. An increase in correlation can result in an increase or a decrease in a fair value measurement. Given a short correlation position, an increase in correlation, in isolation, would generally result in a decrease in a fair value measurement.

The level of correlation used in the valuation of derivatives with multiple underlying risks depends on a number of factors including the nature of those risks. For example, the correlation between two credit risk exposures would be different than that between two interest rate risk exposures. Similarly, the tenor of the transaction may also impact the correlation input, as the relationship between the underlying risks may be different over different time periods. Furthermore, correlation levels are dependent on market conditions and could have a relatively wide range of levels within or across asset classes over time, particularly in volatile market conditions.

Volatility – Volatility is a measure of the variability in possible returns for an instrument, parameter or market index given how much the particular instrument, parameter or index changes in value over time. Volatility is a pricing input for options, including equity options, commodity options, and interest rate options. Given a long position in an option, an increase in volatility, in isolation, would generally result in an increase in a fair value measurement.

The level of volatility used in the valuation of a particular option-based derivative depends on a number of factors, including the nature of the risk underlying the option (e.g., the volatility of a particular equity security may be significantly different from that of a particular commodity index), the tenor of the derivative as well as the strike price of the option.

Bermudan switch value – The switch value is the difference between the overall value of a Bermudan swaption, which can be exercised at multiple points in time, and its most expensive European swaption and reflects the additional value that the multiple exercise dates provide the holder. Switch values are dependent on market conditions and can vary greatly depending on a number of factors, such as the tenor of the underlying swap as well as the strike price of the option. An increase in switch value, in isolation, would generally result in an increase in a fair value measurement.

Interest rate curve – The interest rate curve represents the relationship of interest rates over differing tenors. The interest rate curve is used to set interest rate and foreign exchange derivative cash flows and is also a pricing input used in the discounting of any derivative cash flow.

Forward price – The forward price is the price at which the buyer agrees to purchase the asset underlying a forward contract on the predetermined future delivery date, and is such that the value of the contract is zero at inception.

The forward price is used as an input in the valuation of certain derivatives and depends on a number of factors including interest rates, the current price of the underlying asset, and the expected income to be received and costs to be incurred by the seller as a result of holding that asset until the delivery date. An increase in the forward can result in an increase or a decrease in a fair value measurement.

Changes in level 3 recurring fair value measurements
The following tables include a rollforward of the Consolidated balance sheets amounts (including changes in fair value) for financial instruments classified by the Firm within level 3 of the fair value hierarchy for the years ended December 31, 2025, 2024 and 2023. When a determination is made to classify a financial instrument within level 3, the determination is based on the significance of the unobservable inputs to the overall fair value measurement. However, level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology. The Firm risk-manages the observable components of level 3 financial instruments using securities and derivative positions that are classified within level 1 or 2 of the fair value hierarchy; as these level 1 and level 2 risk management instruments are not included below, the gains or losses in the following tables do not reflect the effect of the Firm's risk management activities related to such level 3 instruments.

Notes to consolidated financial statements

Year ended December 31, 2025 (in millions)	Fair value at Jan. 1, 2025	Total realized/ unrealized gains/ (losses)	Purchases[g]	Sales	Settlements[h]	Transfers into level 3	Transfers (out of) level 3	Fair value at Dec. 31, 2025	Change in unrealized gains/ (losses) related to financial instruments held at Dec. 31, 2025
Fair value measurements using significant unobservable inputs									
Assets:[a]									
Trading assets:									
Debt instruments:									
Mortgage-backed securities:									
U.S. GSEs and government agencies	$ 488	$ 16	$ 34	$ (175)	$ (56)	$ —	$ —	$ 307	$ 4
Residential – nonagency	5	6	—	(6)	—	—	—	5	—
Commercial – nonagency	10	(6)	—	—	—	—	(4)	—	—
Total mortgage-backed securities	503	16	34	(181)	(56)	—	(4)	312	4
Obligations of U.S. states and municipalities	1	—	—	—	—	—	—	1	—
Non-U.S. government debt securities	152	30	346	(308)	—	59	(34)	245	19
Corporate debt securities	390	28	270	(212)	(10)	22	(34)	454	23
Loans	1,088	(58)	1,413	(930)	(146)	876	(1,100)	1,143	(63)
Asset-backed securities	10	—	28	(11)	—	—	—	27	—
Total debt instruments	2,144	16	2,091	(1,642)	(212)	957	(1,172)	2,182	(17)
Equity securities	62	(34)	264	(229)	—	165	(90)	138	—
Physical commodities	26	3	—	—	1	—	—	30	16
Other	210	2	311	—	(99)	59	(39)	444	192
Total trading assets – debt and equity instruments	2,442	(13)[c]	2,666	(1,871)	(310)	1,181	(1,301)	2,794	191[c]
Net derivative receivables:[b]									
Interest rate	301	1,329	188	(338)	108	(168)	(114)	1,306	790
Credit	(363)	(637)	94	(10)	10	(273)	44	(1,135)	(569)
Foreign exchange	20	644	196	(448)	(34)	273	(346)	305	221
Equity	(2,866)	2,941	1,016	(2,630)	(2,690)	83	609	(3,537)	1,476
Commodity	(73)	54	70	(248)	170	15	(4)	(16)	108
Total net derivative receivables	(2,981)	4,331[c]	1,564	(3,674)	(2,436)	(70)	189	(3,077)	2,026[c]
Available-for-sale securities:									
Mortgage-backed securities:									
Commercial – nonagency	8	(5)	—	—	—	—	—	3	(5)
Corporate debt securities	—	2	194	(94)	—	6	—	108	4
Total available-for-sale securities	8	(3)[d]	194	(94)	—	6	—	111	(1)[d]
Loans	2,416	206[c]	1,091	(226)	(968)	1,266	(723)	3,062	165[c]
Mortgage servicing rights	9,121	48[e]	1,057	9	(1,068)	—	—	9,167	48[e]
Other assets	1,344	(15)[c]	358	(66)	(84)	98	(588)	1,047	61[c]

Year ended December 31, 2025 (in millions)	Fair value at Jan. 1, 2025	Total realized/ unrealized (gains)/ losses	Purchases	Sales	Issuances	Settlements[h]	Transfers into level 3	Transfers (out of) level 3	Fair value at Dec. 31, 2025	Change in unrealized (gains)/losses related to financial instruments held at Dec. 31, 2025
Fair value measurements using significant unobservable inputs										
Liabilities:[a]										
Deposits	$ 2,185	$ 161[c][f]	$ —	$ —	$ 1,951	$ (1,811)	$ —	$ (130)	$ 2,356	$ 128[c][f]
Short-term borrowings	3,476	536[c][f]	—	—	10,307	(8,672)	36	(125)	5,558	392[c][f]
Trading liabilities – debt and equity instruments	46	(14)[c]	(86)	109	—	—	326	(55)	326	302[c]
Accounts payable and other liabilities	76	(6)[c]	(1)	1	—	—	2	(34)	38	(6)[c]
Long-term debt	34,564	5,039[c][f]	—	—	31,966	(22,573)	593	(2,916)	46,673	3,898[c][f]

Year ended December 31, 2024 (in millions)	Fair value measurements using significant unobservable inputs								Change in unrealized gains/(losses) related to financial instruments held at Dec. 31, 2024
	Fair value at Jan. 1, 2024	Total realized/ unrealized gains/ (losses)	Purchases[g]	Sales	Settlements[h]	Transfers into level 3	Transfers (out of) level 3	Fair value at Dec. 31, 2024	
Assets:[a]									
Trading assets:									
Debt instruments:									
Mortgage-backed securities:									
U.S. GSEs and government agencies	$ 758	$ 18	$ 46	$ (260)	$ (81)	$ 7	$ —	$ 488	$ (3)
Residential – nonagency	5	7	—	(5)	(2)	4	(4)	5	—
Commercial – nonagency	12	(2)	—	—	—	—	—	10	(1)
Total mortgage-backed securities	775	23	46	(265)	(83)	11	(4)	503	(4)
Obligations of U.S. states and municipalities	10	—	—	—	(3)	—	(6)	1	—
Non-U.S. government debt securities	179	(6)	175	(183)	—	17	(30)	152	(10)
Corporate debt securities	484	36	459	(354)	(181)	13	(67)	390	45
Loans	684	63	800	(642)	(74)	839	(582)	1,088	29
Asset-backed securities	6	—	9	(5)	(8)	8	—	10	—
Total debt instruments	2,138	116	1,489	(1,449)	(349)	888	(689)	2,144	60
Equity securities	127	(21)	138	(123)	(1)	85	(143)	62	(308)
Physical commodities	7	17	3	—	(1)	—	—	26	16
Other	101	144	53	—	(68)	28	(48)	210	108
Total trading assets – debt and equity instruments	2,373	256 (c)	1,683	(1,572)	(419)	1,001	(880)	2,442	(124) (c)
Net derivative receivables:[b]									
Interest rate	502	745	387	(197)	(608)	(172)	(356)	301	(362)
Credit	265	(208)	(2)	(17)	(333)	(61)	(7)	(363)	(265)
Foreign exchange	62	248	178	(538)	(30)	128	(28)	20	353
Equity	(2,402)	(321)	904	(2,488)	953	(91)	579	(2,866)	783
Commodity	(279)	64	32	(215)	310	15	—	(73)	102
Total net derivative receivables	(1,852)	528 (c)	1,499	(3,455)	292	(181)	188	(2,981)	611 (c)
Available-for-sale securities:									
Mortgage-backed securities:									
Commercial – nonagency	—	—	—	—	—	8	—	8	—
Corporate debt securities	—	—	—	—	—	—	—	—	—
Total available-for-sale securities	—	— (d)	—	—	—	8	—	8	— (d)
Loans	3,079	266 (c)	431	(756)	(993)	816	(427)	2,416	251 (c)
Mortgage servicing rights	8,522	762 (e)	926	(21)	(1,068)	—	—	9,121	762 (e)
Other assets	758	105 (c)	623	(62)	(58)	5	(27)	1,344	88 (c)

Year ended December 31, 2024 (in millions)	Fair value measurements using significant unobservable inputs									Change in unrealized (gains)/losses related to financial instruments held at Dec. 31, 2024
	Fair value at Jan. 1, 2024	Total realized/ unrealized (gains)/ losses	Purchases	Sales	Issuances	Settlements[h]	Transfers into level 3	Transfers (out of) level 3	Fair value at Dec. 31, 2024	
Liabilities:[a]										
Deposits	$ 1,833	$ (14) (c)(f)	$ —	$ —	$ 2,006	$ (1,522)	$ 34	$ (152)	$ 2,185	$ (44) (c)(f)
Short-term borrowings	1,758	180 (c)(f)	—	—	7,752	(6,230)	23	(7)	3,476	58 (c)(f)
Trading liabilities – debt and equity instruments	37	(47) (c)	(45)	70	—	—	48	(17)	46	18 (c)
Accounts payable and other liabilities	52	(6) (c)	(35)	63	—	—	5	(3)	76	(6) (c)
Long-term debt	27,726	1,475 (c)(f)	—	—	23,920	(18,432)	738	(863)	34,564	1,212 (c)(f)

Notes to consolidated financial statements

Year ended December 31, 2023 (in millions)	Fair value at Jan. 1, 2023	Total realized/ unrealized gains/ (losses)	Purchases[g]	Sales	Settlements[h]	Transfers into level 3	Transfers (out of) level 3	Fair value at Dec. 31, 2023	Change in unrealized gains/ (losses) related to financial instruments held at Dec. 31, 2023
Assets:[a]									
Trading assets:									
Debt instruments:									
Mortgage-backed securities:									
U.S. GSEs and government agencies	$ 759	$ 4	$ 249	$ (133)	$ (107)	$ —	$ (14)	$ 758	$ 1
Residential – nonagency	5	6	—	(6)	(1)	1	—	5	1
Commercial – nonagency	7	6	—	—	(1)	8	(8)	12	7
Total mortgage-backed securities	771	16	249	(139)	(109)	9	(22)	775	9
Obligations of U.S. states and municipalities	7	—	1	—	(1)	3	—	10	—
Non-U.S. government debt securities	155	74	217	(254)	—	22	(35)	179	74
Corporate debt securities	463	36	322	(172)	(41)	114	(238)	484	35
Loans	759	(15)	1,027	(499)	(441)	382	(529)	684	30
Asset-backed securities	23	—	7	(12)	(1)	5	(16)	6	—
Total debt instruments	2,178	111	1,823	(1,076)	(593)	535	(840)	2,138	148
Equity securities	665	(53)	164	(239)	(384)	192	(218)	127	(422)
Physical commodities	2	—	7	—	(2)	—	—	7	—
Other	64	(58)	141	—	(5)	1	(42)	101	(28)
Total trading assets – debt and equity instruments	2,909	—	2,135	(1,315)	(984)	728	(1,100)	2,373	(302) [c]
Net derivative receivables:[b]									
Interest rate	701	556	251	(255)	654	(1,117)	(288)	502	419
Credit	13	304	(60)	(25)	47	15	(29)	265	230
Foreign exchange	489	31	151	(144)	(187)	144	(422)	62	(80)
Equity	(384)	191	928	(1,931)	(1,306)	700	(600)	(2,402)	(646)
Commodity	(146)	(59)	59	(290)	(51)	(11)	219	(279)	(144)
Total net derivative receivables	673	1,023 [c]	1,329	(2,645)	(843)	(269)	(1,120)	(1,852)	(221) [c]
Available-for-sale securities:									
Mortgage-backed securities:									
Commercial – nonagency	—	—	—	—	—	—	—	—	—
Corporate debt securities	239	24	—	(225)	—	—	(38)	—	—
Total available-for-sale securities	239	24 [d]	—	(225)	—	—	(38)	—	— [d]
Loans	1,418	289 [c]	2,398	(120)	(1,147)	1,306	(1,065)	3,079	293 [c]
Mortgage servicing rights	7,973	467 [e]	1,281	(188)	(1,011)	—	—	8,522	467 [e]
Other assets	405	(36) [c]	525	(20)	(147)	45	(14)	758	(82) [c]

Year ended December 31, 2023 (in millions)	Fair value at Jan. 1, 2023	Total realized/ unrealized (gains)/ losses	Purchases	Sales	Issuances	Settlements[h]	Transfers into level 3	Transfers (out of) level 3	Fair value at Dec. 31, 2023	Change in unrealized (gains)/ losses related to financial instruments held at Dec. 31, 2023
Liabilities:[a]										
Deposits	$ 2,162	$ 95 [c][f]	$ —	$ —	$ 940	$ (1,043)	$ —	$ (321)	$ 1,833	$ 73 [c][f]
Short-term borrowings	1,401	201 [c][f]	—	—	4,522	(4,345)	3	(24)	1,758	14 [c][f]
Trading liabilities – debt and equity instruments	84	(21) [c]	(32)	9	—	(2)	19	(20)	37	—
Accounts payable and other liabilities	53	(4) [c]	(16)	24	—	—	8	(13)	52	(4) [c]
Long-term debt	24,092	3,010 [c][f]	—	—	12,679	(11,555)	229	(729)	27,726	2,870 [c][f]

(a) Level 3 assets at fair value as a percentage of total Firm assets at fair value (including assets measured at fair value on a nonrecurring basis) were 1% at December 31, 2025 and 2% at both December 31, 2024 and 2023. Level 3 liabilities at fair value as a percentage of total Firm liabilities at fair value (including liabilities measured at fair value on a nonrecurring basis) were 9% at both December 31, 2025 and 2024 and 8% at December 31, 2023.
(b) All level 3 derivatives are presented on a net basis, irrespective of the underlying counterparty.
(c) Primarily reported in principal transactions revenue, except for changes in fair value for CCB mortgage loans and lending-related commitments originated with the intent to sell, and mortgage loan purchase commitments, which are reported in mortgage fees and related income.
(d) Realized gains/(losses) on AFS securities are reported in investment securities gains/(losses). Unrealized gains/(losses) are reported in OCI. Realized and unrealized gains/(losses) recorded on level 3 AFS securities were not material for the years ended December 31, 2025, 2024 and 2023.
(e) Changes in fair value for MSRs are reported in mortgage fees and related income.
(f) Realized (gains)/losses due to DVA for fair value option elected liabilities are reported in principal transactions revenue, and were not material for the years ended December 31, 2025, 2024 and 2023. Unrealized (gains)/losses are reported in OCI, and were $235 million, $(50) million and $(158) million for the years ended December 31, 2025, 2024 and 2023, respectively.
(g) Loan originations are included in purchases.
(h) Includes financial assets and liabilities that have matured, been partially or fully repaid, impacts of modifications, deconsolidations associated with beneficial interests in VIEs and other items.

Level 3 analysis

Consolidated balance sheets changes
The following describes significant changes to level 3 assets since December 31, 2024, for those items measured at fair value on a recurring basis. Refer to Assets and liabilities measured at fair value on a nonrecurring basis on page 192 for further information on changes impacting items measured at fair value on a nonrecurring basis.

For the year ended December 31, 2025
Level 3 assets were $25.1 billion at December 31, 2025, reflecting an increase of $1.3 billion from December 31, 2024.

The increase for the year ended December 31, 2025 was predominantly driven by:

- Gross derivative receivables of $474 million due to gains and purchases predominantly offset by settlements and net transfers.

- Non-trading loans of $646 million due to purchases and net transfers largely offset by settlements.

Refer to the sections below for additional information.

Transfers between levels for instruments carried at fair value on a recurring basis

During the year ended December 31, 2025, significant transfers from level 2 into level 3 included the following:

- $1.2 billion of total debt and equity instruments, predominantly trading loans and equity securities, driven by a decrease in observability.

- $904 million of gross interest rate derivative payables as a result of a decrease in observability and an increase in the significance of unobservable inputs.

- $1.6 billion of both gross equity derivative receivables and payables as a result of a decrease in observability and an increase in the significance of unobservable inputs.

- $1.3 billion of non-trading loans driven by a decrease in observability.

During the year ended December 31, 2025, significant transfers from level 3 into level 2 included the following:

- $1.3 billion of total debt and equity instruments, predominantly trading loans, driven by an increase in observability.

- $1.3 billion of gross interest rate derivative receivables and $1.2 billion of gross interest rate derivative payables as a result of an increase in observability and a decrease in the significance of unobservable inputs.

- $2.1 billion of gross equity derivative receivables and $2.7 billion of gross equity derivative payables as a result of an increase in observability and a decrease in the significance of unobservable inputs.

- $2.9 billion of long-term debt as a result of an increase in observability and a decrease in the significance of unobservable inputs.

During the year ended December 31, 2024, significant transfers from level 2 into level 3 included the following:

- $1.0 billion of total debt and equity instruments, predominantly trading loans, driven by a decrease in observability.

- $959 million of gross interest rate derivative receivables and $1.1 billion of gross interest rate derivative payables as a result of a decrease in observability and an increase in the significance of unobservable inputs.

- $1.6 billion of gross equity derivative receivables and $1.7 billion of gross equity derivative payables as a result of a decrease in observability and an increase in the significance of unobservable inputs.

- $816 million of non-trading loans driven by a decrease in observability.

Notes to consolidated financial statements

During the year ended December 31, 2024, significant transfers from level 3 into level 2 included the following:

- $880 million of total debt and equity instruments, predominantly trading loans and equity securities, driven by an increase in observability.

- $1.4 billion of gross equity derivative receivables and $2.0 billion of gross equity derivative payables as a result of an increase in observability and a decrease in the significance of unobservable inputs.

- $863 million of long-term debt as a result of an increase in observability and a decrease in the significance of unobservable inputs.

During the year ended December 31, 2023, significant transfers from level 2 into level 3 included the following:

- $951 million of gross interest rate derivative receivables as a result of a decrease in observability and an increase in the significance of unobservable inputs and $2.1 billion of gross interest rate derivative payables as a result of transition to term SOFR for certain interest rate options.

- $1.5 billion of gross equity derivative receivables and $829 million of gross equity derivative payables as a result of a decrease in observability and an increase in the significance of unobservable inputs.

- $1.3 billion of non-trading loans driven by a decrease in observability.

During the year ended December 31, 2023, significant transfers from level 3 into level 2 included the following:

- $1.1 billion of total debt and equity instruments, partially due to trading loans, driven by an increase in observability.

- $921 million of gross interest rate derivative receivables as a result of an increase in observability and a decrease in the significance of unobservable inputs.

- $2.3 billion of gross equity derivative receivables and $1.7 billion of gross equity derivative payables as a result of an increase in observability and a decrease in the significance of unobservable inputs.

- $1.1 billion of non-trading loans as a result of an increase in observability and a decrease in the significance of unobservable inputs.

All transfers are based on changes in the observability and/or significance of the valuation inputs and are assumed to occur at the beginning of the quarterly reporting period in which they occur.

Gains and losses

The following describes significant components of total realized/unrealized gains/(losses) for instruments measured at fair value on a recurring basis for the years ended December 31, 2025, 2024 and 2023. These amounts exclude any effects of the Firm's risk management activities where the financial instruments are classified as level 1 and 2 of the fair value hierarchy. Refer to Changes in level 3 recurring fair value measurements rollforward tables on pages 185–189 for further information on these instruments.

2025
- $4.6 billion of net gains on assets, predominantly driven by gains in net interest rate derivative receivables and net equity derivative receivables due to market movements.

- $5.7 billion of net losses on liabilities, predominantly driven by losses in long-term debt due to market movements.

2024
- $1.9 billion of net gains on assets, predominantly driven by gains in net interest rate derivative receivables due to market movements and gains in MSRs reflecting lower prepayment speeds on higher rates.

- $1.6 billion of net losses on liabilities, predominantly driven by losses in long-term debt due to market movements.

2023
- $1.8 billion of net gains on assets, largely driven by gains in net interest rate derivative receivables due to market movements and gains in MSRs reflecting lower prepayment speeds on higher rates.

- $3.3 billion of net losses on liabilities, predominantly driven by losses in long-term debt due to market movements.

Refer to Note 15 for information on MSRs.

Credit and funding adjustments – derivatives

Derivatives are generally valued using models that use as their basis observable market parameters. These market parameters generally do not consider factors such as counterparty nonperformance risk, the Firm's own credit quality, and funding costs. Therefore, it is generally necessary to make adjustments to the base estimate of fair value to reflect these factors.

CVA represents the adjustment, relative to the relevant benchmark interest rate, necessary to reflect counterparty nonperformance risk. The Firm estimates CVA using a scenario analysis to estimate the expected positive credit exposure across all of the Firm's existing positions with each counterparty, and then estimates losses based on the probability of default and estimated recovery rate as a result of a counterparty credit event considering contractual factors designed to mitigate the Firm's credit exposure, such as collateral and legal rights of offset. The key inputs to this methodology are (i) the probability of a default event occurring for each counterparty, as derived from observed or estimated CDS spreads; and (ii) estimated recovery rates implied by CDS spreads, adjusted to consider the differences in recovery rates as a derivative creditor relative to those reflected in CDS spreads, which generally reflect senior unsecured creditor risk.

FVA represents the adjustment to reflect the impact of funding and is recognized where there is evidence that a market participant in the principal market would incorporate it in a transfer of the instrument. The Firm's FVA framework, applied to uncollateralized (including partially collateralized) over-the-counter ("OTC") derivatives incorporates key inputs such as: (i) the expected funding requirements arising from the Firm's positions with each counterparty and collateral arrangements; and (ii) the estimated market funding cost in the principal market which, for derivative liabilities, considers the Firm's credit risk (DVA). For collateralized derivatives, the fair value is estimated by discounting expected future cash flows at the relevant overnight indexed swap rate given the underlying collateral agreement with the counterparty, and therefore a separate FVA is not necessary.

The following table provides the gains/(losses) resulting from credit and funding adjustments on principal transactions revenue in the respective periods, excluding the effect of any associated hedging activities. The FVA presented below includes the impact of the Firm's own credit quality on the inception value of liabilities as well as the impact of changes in the Firm's own credit quality over time.

Year ended December 31, (in millions)	2025	2024	2023
Credit and funding adjustments:			
Derivatives CVA	$ (36)	$ 29	$ 221
Derivatives FVA	(18)	99	114

Valuation adjustments on fair value option elected liabilities

The valuation of the Firm's liabilities for which the fair value option has been elected requires consideration of the Firm's own credit risk. DVA on fair value option elected liabilities reflects changes (subsequent to the issuance of the liability) in the Firm's probability of default and LGD, which are estimated based on changes in the Firm's credit spread observed in the bond market. Realized (gains)/losses due to DVA for fair value option elected liabilities are reported in principal transactions revenue. Unrealized (gains)/losses are reported in OCI. Refer to page 189 in this Note and Note 24 for further information.

Notes to consolidated financial statements

Assets and liabilities measured at fair value on a nonrecurring basis

The following tables present the assets and liabilities held as of December 31, 2025 and 2024, for which nonrecurring fair value adjustments were recorded during the years ended December 31, 2025 and 2024, by major product category and fair value hierarchy.

December 31, 2025 (in millions)	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3	
Loans	$ —	$ 618	$ 529	$ 1,147
Other assets[a]	—	8	863	871
Total assets measured at fair value on a nonrecurring basis	$ —	$ 626	$ 1,392	$ 2,018
Accounts payable and other liabilities	—	—	5	5
Total liabilities measured at fair value on a nonrecurring basis	$ —	$ —	$ 5	$ 5

December 31, 2024 (in millions)	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3	
Loans	$ —	$ 738	$ 694	$ 1,432
Other assets	—	9	1,048	1,057
Total assets measured at fair value on a nonrecurring basis	$ —	$ 747	$ 1,742	$ 2,489
Accounts payable and other liabilities	—	—	—	—
Total liabilities measured at fair value on a nonrecurring basis	$ —	$ —	$ —	$ —

(a) Included equity securities without readily determinable fair values that were adjusted based on observable price changes in orderly transactions from an identical or similar investment of the same issuer (measurement alternative). Of the $863 million in level 3 assets measured at fair value on a nonrecurring basis as of December 31, 2025, $721 million related to equity securities adjusted based on the measurement alternative. These equity securities are classified as level 3 due to the infrequency of the observable prices and/or the restrictions on the shares. Also, included impairments on certain equity method investments.

Nonrecurring fair value changes

The following table presents the total change in value of assets and liabilities for which fair value adjustments have been recognized for the years ended December 31, 2025, 2024 and 2023, related to assets and liabilities held at those dates.

December 31, (in millions)	2025	2024	2023
Loans	$ (151)	$ (302)	$ (276)
Other assets[a]	101	(610)	(789)
Accounts payable and other liabilities	(5)	—	—
Total nonrecurring fair value gains/(losses)	$ (55)	$ (912)	$ (1,065)

(a) Included $122 million, $(197) million and $(232) million for the years ended December 31, 2025, 2024 and 2023, respectively, of net gains/(losses) as a result of the measurement alternative. Also included impairments on certain equity method investments for the years ended December 31, 2025 and 2024.

Equity securities without readily determinable fair values

The Firm measures certain equity securities without readily determinable fair values at cost less impairment (if any), plus or minus observable price changes from an identical or similar investment of the same issuer (i.e., measurement alternative), with such changes recognized in other income.

In its determination of the new carrying values upon observable price changes, the Firm may adjust the prices if deemed necessary to arrive at the Firm's estimated fair values. Such adjustments may include adjustments to reflect the different rights and obligations of similar securities, and other adjustments that are consistent with the Firm's valuation techniques for private equity direct investments.

The following table presents the carrying value of equity securities without readily determinable fair values held as of December 31, 2025 and 2024, that are measured under the measurement alternative and the related adjustments recorded during the periods presented for those securities with observable price changes. These securities are included in the nonrecurring fair value tables when applicable price changes are observable.

As of or for the year ended December 31, (in millions)	2025	2024
Other assets		
Carrying value[a]	$ 4,873	$ 3,737
Upward carrying value changes[b]	224	89
Downward carrying value changes/impairment[c]	(102)	(286)

(a) The period-end carrying values reflect cumulative purchases and sales in addition to upward and downward carrying value changes.
(b) The cumulative upward carrying value changes between January 1, 2018 and December 31, 2025 were $1.3 billion.
(c) The cumulative downward carrying value changes/impairment between January 1, 2018 and December 31, 2025 were $(1.5) billion.

Included in other assets above is the Firm's interest in approximately 18.6 million Visa Class B-2 common shares ("Visa B-2 shares") reflected in the Firm's principal investment portfolio at both December 31, 2025 and 2024.

The Visa B-2 shares are subject to certain transfer restrictions and are convertible into Visa Class A common shares ("Visa A shares") at a specified conversion rate upon final resolution of certain litigation matters involving Visa. The conversion rate of Visa B-2 shares to Visa A shares was 1.5108 at December 31, 2025 and may be adjusted by Visa depending on developments related to the litigation matters. The outcome of those litigation matters, and the effect that the resolution of those matters may have on the conversion rate, is unknown. Accordingly, as of December 31, 2025, there is significant uncertainty regarding when the transfer restrictions on Visa B-2 shares may be terminated and what the final conversion rate for the Visa B-2 shares will be. As a result of these considerations, as well as differences in voting rights, Visa B-2 shares are not considered to be similar to Visa A shares, and are held at their nominal carryover basis.

On February 13, 2026, Visa Inc. ("Visa") announced that its Board of Directors has authorized Visa to proceed with a successive exchange offer in respect of Visa's outstanding Class B common stock with timing, terms, and conditions as discussed in Visa's disclosure. The timing and likelihood of any future exchange offer is dependent upon actions taken by Visa and other factors that are outside of the Firm's control.

Separately, in connection with sales of Visa B shares prior to 2024, the Firm has entered into derivative instruments with the purchasers of the shares under which the Firm retains the risk associated with changes in the conversion rate. Under the terms of the derivative instruments, the Firm will (a) make or receive payments based on subsequent changes in the conversion rate and (b) make periodic interest payments to the purchasers of the Visa B shares. The payments under the derivative instruments will continue as long as the Visa B-2 shares associated with the previously sold Visa B shares remain subject to transfer restrictions. The derivative instruments are accounted for at fair value using a discounted cash flow methodology based upon the Firm's estimate of the timing and magnitude of final resolution of the litigation matters. The derivative instruments are recorded in trading liabilities, and changes in fair value are recognized in other income. The notional amount of shares associated with those derivative instruments has been adjusted as a result of the 2024 Visa exchange offer. As of December 31, 2025, the Firm held derivative instruments associated with 11.6 million Visa B-2 shares related to Visa B share sales prior to 2024, which are all subject to similar terms and conditions.

Notes to consolidated financial statements

Additional disclosures about the fair value of financial instruments that are not carried on the Consolidated balance sheets at fair value

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, which are included in the following table. However, this table does not include other items, such as nonfinancial assets, intangible assets, certain financial instruments, and customer relationships. In the opinion of management, these items, in the aggregate, add significant value to JPMorganChase.

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value on the Consolidated balance sheets are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and due from banks, deposits with banks, federal funds sold, securities purchased under resale agreements and securities borrowed, short-term receivables and accrued interest receivable, short-term borrowings, federal funds purchased, securities loaned and sold under repurchase agreements, accounts payable, and accrued liabilities. In addition, U.S. GAAP requires that the fair value of deposit liabilities with no stated maturity (i.e., demand, savings and certain money market deposits) be equal to their carrying value; recognition of the inherent funding value of these instruments is not permitted.

The following table presents, by fair value hierarchy classification, the carrying values and estimated fair values at December 31, 2025 and 2024, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy.

| | December 31, 2025 | | | | | December 31, 2024 | | | | |
| | Estimated fair value hierarchy | | | | | Estimated fair value hierarchy | | | | |
(in billions)	Carrying value	Level 1	Level 2	Level 3	Total estimated fair value	Carrying value	Level 1	Level 2	Level 3	Total estimated fair value
Financial assets										
Cash and due from banks	$ 21.7	$ 21.7	$ —	$ —	$ 21.7	$ 23.4	$ 23.4	$ —	$ —	$ 23.4
Deposits with banks	321.6	321.6	—	—	321.6	445.9	445.8	0.1	—	445.9
Accrued interest and accounts receivable	111.1	—	111.0	0.1	111.1	101.1	—	101.0	0.1	101.1
Federal funds sold and securities purchased under resale agreements	9.4	—	9.4	—	9.4	8.2	—	8.2	—	8.2
Securities borrowed	188.1	—	188.1	—	188.1	135.6	—	135.6	—	135.6
Investment securities, held-to-maturity	270.1	126.4	126.9	—	253.3	274.5	97.4	150.5	—	247.9
Loans, net of allowance for loan losses[a]	1,397.0	—	314.6	1,089.2	1,403.8	1,282.3	—	268.7	1,007.8	1,276.5
Other	93.0	—	91.7	1.5	93.2	82.7	—	81.3	1.6	82.9
Financial liabilities										
Deposits	$2,538.4	$ —	$2,538.8	$ —	$ 2,538.8	$ 2,372.3	$ —	$ 2,372.5	$ —	$ 2,372.5
Federal funds purchased and securities loaned or sold under repurchase agreements	82.2	—	82.2	—	82.2	70.5	—	70.5	—	70.5
Short-term borrowings	32.3	—	32.3	—	32.3	26.4	—	26.3	—	26.3
Accounts payable and other liabilities[b]	262.6	—	248.7	13.0	261.7	232.8	—	219.6	12.6	232.2
Beneficial interests issued by consolidated VIEs	27.9	—	28.0	—	28.0	27.3	—	27.4	—	27.4
Long-term debt	300.6	—	253.0	52.1	305.1	300.6	—	251.2	50.7	301.9

(a) Fair value is typically estimated using a discounted cash flow model that incorporates the characteristics of the underlying loans (including principal, contractual interest rate and contractual fees) and other key inputs, including expected lifetime credit losses, interest rates, prepayment rates, and primary origination or secondary market spreads. For certain loans, the fair value is measured based on the value of the underlying collateral. Carrying value of the loan takes into account the loan's allowance for loan losses, which represents the loan's expected credit losses over its remaining expected life. The difference between the estimated fair value and carrying value of a loan is generally attributable to changes in market interest rates, including credit spreads, market liquidity premiums and other factors that affect the fair value of a loan but do not affect its carrying value.

(b) Excludes lending-related commitments disclosed in the table below.

The majority of the Firm's lending-related commitments are not carried at fair value on a recurring basis on the Consolidated balance sheets. The carrying value and the estimated fair value of these wholesale lending-related commitments were as follows for the periods indicated.

(in billions)	December 31, 2025					December 31, 2024				
	Carrying value[a][b]	Estimated fair value hierarchy			Total estimated fair value	Carrying value[a][b]	Estimated fair value hierarchy			Total estimated fair value
		Level 1	Level 2	Level 3			Level 1	Level 2	Level 3	
Wholesale lending-related commitments	$ 3.2	$ —	$ —	$ 4.5	$ 4.5	$ 2.7	$ —	$ —	$ 4.4	$ 4.4

(a) Excludes the current carrying values of the guarantee liability and the offsetting asset, each of which is recognized at fair value at the inception of the guarantees.

(b) Includes the wholesale allowance for lending-related commitments.

The Firm does not estimate the fair value of consumer off-balance sheet lending-related commitments. In many cases, the Firm can reduce or cancel these commitments with or without notice to the borrower, as permitted by law, or in accordance with the contract. Refer to page 176 of this Note for a further discussion of the valuation of lending-related commitments.

Notes to consolidated financial statements

Note 3 – Fair value option

The fair value option provides an option to elect fair value for selected financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments.

The Firm has elected to measure certain instruments at fair value for several reasons including to mitigate income statement volatility caused by the differences between the measurement basis of elected instruments (e.g., certain instruments that otherwise would be accounted for on an accrual basis) and the associated risk management arrangements that are accounted for on a fair value basis, as well as to better reflect those instruments that are managed on a fair value basis.

The Firm's election of fair value includes the following instruments:

- Loans purchased or originated as part of securitization warehousing activity, subject to bifurcation accounting, or managed on a fair value basis, including lending-related commitments

- Certain securities financing agreements

- Owned beneficial interests in securitized financial assets that contain embedded credit derivatives, which would otherwise be required to be separately accounted for as a derivative instrument

- Structured notes and other hybrid instruments, which are predominantly financial instruments that contain embedded derivatives, that are issued or transacted as part of client-driven activities

- Certain long-term beneficial interests issued by CIB's consolidated securitization trusts where the underlying assets are carried at fair value

Changes in fair value under the fair value option election

The following table presents the changes in fair value included in the Consolidated statements of income for the years ended December 31, 2025, 2024 and 2023, for items for which the fair value option was elected. The profit and loss information presented below only includes the financial instruments that were elected to be measured at fair value; related risk management instruments, which are required to be measured at fair value, are not included in the table.

December 31, (in millions)	2025 Principal transactions	2025 All other income	2025 Total changes in fair value recorded[e]	2024 Principal transactions	2024 All other income	2024 Total changes in fair value recorded[e]	2023 Principal transactions	2023 All other income	2023 Total changes in fair value recorded[e]
Federal funds sold and securities purchased under resale agreements	$ 161	$ —	$ 161	$ 144	$ —	$ 144	$ 300	$ —	$ 300
Securities borrowed	(3)	—	(3)	347	—	347	164	—	164
Trading assets:									
Debt and equity instruments, excluding loans	3,020	—	3,020	7,205	—	7,205	3,656	—	3,656
Loans reported as trading assets:									
Changes in instrument-specific credit risk	(9)	—	(9)	346	—	346	248	—	248
Other changes in fair value	14	20 [c]	34	9	10 [c]	19	3	5 [c]	8
Loans:									
Changes in instrument-specific credit risk	541	—	541	517	(6) [c]	511	322	(4) [c]	318
Other changes in fair value	463	782 [c]	1,245	75	371 [c]	446	427	216 [c]	643
Other assets	47	(3) [d]	44	63	—	63	282	(4) [d]	278
Deposits[a]	(1,839)	—	(1,839)	(3,398)	—	(3,398)	(2,582)	—	(2,582)
Federal funds purchased and securities loaned or sold under repurchase agreements	(26)	—	(26)	(12)	—	(12)	(121)	—	(121)
Short-term borrowings[a]	(1,405)	—	(1,405)	(922)	—	(922)	(567)	—	(567)
Trading liabilities	(31)	—	(31)	(1)	—	(1)	(24)	—	(24)
Other liabilities	(5)	—	(5)	(11)	—	(11)	(16)	—	(16)
Long-term debt[a][b]	(7,112)	(4) [c][d]	(7,116)	(2,711)	(6) [c][d]	(2,717)	(5,875)	(78) [c][d]	(5,953)

(a) Unrealized gains/(losses) due to instrument-specific credit risk (DVA) for liabilities for which the fair value option has been elected are recorded in OCI, while realized gains/(losses) are recorded in principal transactions revenue. Realized gains/(losses) due to instrument-specific credit risk recorded in principal transactions revenue were not material for the years ended December 31, 2025, 2024 and 2023.

(b) Long-term debt measured at fair value predominantly relates to structured notes. Although the risk associated with the structured notes is actively managed, the gains/(losses) reported in this table do not include the income statement impact of the risk management instruments used to manage such risk.

(c) Reported in mortgage fees and related income.

(d) Reported in other income.

(e) Changes in fair value exclude contractual interest, which is included in interest income and interest expense for all instruments other than certain hybrid financial instruments in CIB. Refer to Note 7 for further information regarding interest income and interest expense.

Notes to consolidated financial statements

Determination of instrument-specific credit risk for items for which the fair value option was elected

The following describes how the gains and losses that are attributable to changes in instrument-specific credit risk, were determined.

- Loans and lending-related commitments: For floating-rate instruments, all changes in value are attributed to instrument-specific credit risk. For fixed-rate instruments, an allocation of the changes in value for the period is made between those changes in value that are interest rate-related and changes in value that are credit-related. Allocations are generally based on an analysis of borrower-specific credit spread and recovery information, where available, or benchmarking to similar entities or industries.

- Long-term debt: Changes in value attributable to instrument-specific credit risk were derived principally from observable changes in the Firm's credit spread as observed in the bond market.

- Securities financing agreements: Generally, for these types of agreements, there is a requirement that collateral be maintained with a market value equal to or in excess of the principal amount loaned; as a result, there would be no adjustment or an immaterial adjustment for instrument-specific credit risk related to these agreements.

Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2025 and 2024, for loans, long-term debt and long-term beneficial interests for which the fair value option has been elected.

December 31, (in millions)	2025			2024		
	Contractual principal outstanding	Fair value	Fair value over/(under) contractual principal outstanding	Contractual principal outstanding	Fair value	Fair value over/(under) contractual principal outstanding
Loans						
Nonaccrual loans						
Loans reported as trading assets	$ 3,443	$ 545	$ (2,898)	$ 3,429	$ 464	$ (2,965)
Loans	1,994	1,518	(476)	1,711	1,492	(219)
Subtotal	5,437	2,063	(3,374)	5,140	1,956	(3,184)
90 or more days past due and government guaranteed						
Loans[a]	152	144	(8)	50	45	(5)
All other performing loans[b]						
Loans reported as trading assets	14,852	12,380	(2,472)	12,171	10,852	(1,319)
Loans[c]	68,802	69,022	220	40,342	39,813	(529)
Subtotal	83,654	81,402	(2,252)	52,513	50,665	(1,848)
Total loans	$ 89,243	$ 83,609	$ (5,634)	$ 57,703	$ 52,666	$ (5,037)
Long-term debt						
Principal-protected debt	$ 73,984 [e]	$ 63,770	$ (10,214)	$ 57,414 [e]	$ 47,780	$ (9,634)
Nonprincipal-protected debt[d]	NA	70,789	NA	NA	53,000	NA
Total long-term debt	NA	$ 134,559	NA	NA	$ 100,780	NA
Long-term beneficial interests						
Nonprincipal-protected debt[d]	NA	$ 5	NA	NA	$ 1	NA
Total long-term beneficial interests	NA	$ 5	NA	NA	$ 1	NA

(a) These balances are excluded from nonaccrual loans as the loans are insured and/or guaranteed by U.S. government agencies.

(b) There were no performing loans that were ninety days or more past due as of December 31, 2025 and 2024.

(c) Includes loans insured and/or guaranteed by U.S. government agencies less than 90 days past due.

(d) Remaining contractual principal is not applicable to nonprincipal-protected structured notes and long-term beneficial interests. Unlike principal-protected structured notes and long-term beneficial interests, for which the Firm is obligated to return a stated amount of principal at maturity, nonprincipal-protected structured notes and long-term beneficial interests do not obligate the Firm to return a stated amount of principal at maturity, but for structured notes to return an amount based on the performance of an underlying variable or derivative feature embedded in the note. However, investors are exposed to the credit risk of the Firm as issuer for both nonprincipal-protected and principal-protected notes.

(e) Where the Firm issues principal-protected zero-coupon or discount notes, the balance reflects the contractual principal payment at maturity or, if applicable, the contractual principal payment at the Firm's next call date.

At December 31, 2025 and 2024, the contractual amount of lending-related commitments for which the fair value option was elected was $18.9 billion and $12.2 billion, respectively, with a corresponding fair value of $42 million and $50 million, respectively. Refer to Note 28 for further information regarding off-balance sheet lending-related financial instruments.

Structured note products by balance sheet classification and risk component

The following table presents the fair value of structured notes, by balance sheet classification and the primary risk type.

(in millions)	December 31, 2025				December 31, 2024			
	Long-term debt	Short-term borrowings	Deposits	Total	Long-term debt	Short-term borrowings	Deposits	Total
Risk exposure								
Interest rate	$ 61,398	$ 3,273	$ 17,184	$ 81,855	$ 46,220	$ 1,065	$ 28,871	$ 76,156
Credit	8,677	817	—	9,494	6,213	1,242	—	7,455
Foreign exchange	2,617	606	448	3,671	2,309	1,058	416	3,783
Equity	55,890	9,978	3,095	68,963	44,149	7,881	2,986	55,016
Commodity	828	154	—[a]	982	1,331	62	1[a]	1,394
Total structured notes	**$ 129,410**	**$ 14,828**	**$ 20,727**	**$164,965**	**$ 100,222**	**$ 11,308**	**$ 32,274**	**$ 143,804**

(a) Excludes deposits linked to precious metals for which the fair value option has not been elected of $2.8 billion and $869 million for the years ended December 31, 2025 and 2024, respectively.

Notes to consolidated financial statements

Note 4 – Credit risk concentrations

Concentrations of credit risk arise when a number of clients, counterparties or customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions.

JPMorganChase regularly monitors various segments of its credit portfolios to assess potential credit risk concentrations and to obtain additional collateral when deemed necessary and permitted under the Firm's agreements. Senior management is significantly involved in the credit approval and review process, and risk levels are adjusted as needed to reflect the Firm's risk appetite.

In the Firm's consumer portfolio, concentrations are managed primarily by product and by U.S. geographic region, with a key focus on trends and concentrations at the portfolio level, where potential credit risk concentrations can be remedied through changes in underwriting policies and portfolio guidelines. Refer to Note 12 for additional information on the geographic composition of the Firm's consumer loan portfolios. In the wholesale portfolio, credit risk concentrations are evaluated primarily by industry and monitored regularly on both an aggregate portfolio level and on an individual client or counterparty basis.

The Firm's wholesale exposure is managed through loan syndications and participations, loan sales, securitizations, credit derivatives, master netting agreements, collateral and other risk-reduction techniques. Refer to Note 12 for additional information on loans.

The Firm does not believe that its exposure to any particular loan product or industry segment results in a significant concentration of credit risk.

Terms of loan products and collateral coverage are included in the Firm's assessment when extending credit and establishing its allowance for credit losses. Refer to Note 13 for additional information on the allowance for credit losses.

The table below presents both on–balance sheet and off–balance sheet consumer and wholesale credit exposure by the Firm's three credit portfolio segments as of December 31, 2025 and 2024. The wholesale industry of risk category is generally based on the client or counterparty's primary business activity.

December 31, (in millions)	2025 Credit exposure[h]	2025 On-balance sheet Loans	2025 On-balance sheet Derivatives	2025 Off-balance sheet[i]	2024 Credit exposure[h]	2024 On-balance sheet Loans	2024 On-balance sheet Derivatives	2024 Off-balance sheet[i]
Consumer, excluding credit card	$ 445,845	$ 402,258	$ —	$ 43,587	$ 437,654	$ 392,810	$ —	$ 44,844
Credit card[a]	1,425,563	247,797	—	1,177,766 (j)	1,234,171	232,860	—	1,001,311
Total consumer[a]	1,871,408	650,055	—	1,221,353	1,671,825	625,670	—	1,046,155
Wholesale[b]								
Real Estate	224,858	174,177	477	50,204	207,050	169,506	310	37,234
Individuals and Individual Entities[c]	167,700	154,674	1,079	11,947	144,145	130,317	1,259	12,569
Asset Managers	152,848	73,660	14,715	64,473	135,541	58,720	15,695	61,126
Consumer & Retail	133,945	49,113	2,235	82,597	129,815	46,509	1,608	81,698
Technology, Media & Telecommunications	97,816	26,005	1,986	69,825	84,716	21,449	2,448	60,819
Industrials	80,606	26,128	1,146	53,332	72,530	24,011	2,035	46,484
Banks & Finance Companies	75,653	54,841	2,697	18,115	61,287	40,239	3,890	17,158
Healthcare	72,218	21,849	807	49,562	64,224	23,243	616	40,365
Utilities	39,005	6,565	2,585	29,855	35,871	6,172	2,631	27,068
Oil & Gas	36,497	8,668	524	27,305	31,724	7,226	1,153	23,345
Automotive	35,984	17,303	192	18,489	34,336	17,696	794	15,846
State & Municipal Govt[d]	32,484	16,931	523	15,030	35,039	19,279	372	15,388
Insurance	25,031	3,202	8,532	13,297	24,267	2,533	9,703	12,031
Chemicals & Plastics	23,790	6,479	350	16,961	20,782	6,176	267	14,339
Transportation	20,861	5,693	1,027	14,141	17,019	5,380	769	10,870
Metals & Mining	17,767	4,828	1,587	11,352	15,860	4,425	564	10,871
Central Govt	15,164	6,474	4,514	4,176	13,862	4,715	6,285	2,862
Securities Firms	7,966	1,115	3,051	3,800	9,443	1,878	3,197	4,368
Financial Markets Infrastructure	5,734	66	3,543	2,125	4,446	16	2,410	2,020
All other[e]	180,171	134,596	6,207	39,368	140,873	100,906	4,961	35,006
Subtotal	1,446,098	792,367	57,777	595,954	1,282,830	690,396	60,967	531,467
Loans held-for-sale and loans at fair value	51,007	51,007	—	—	31,922	31,922	—	—
Receivables from customers[f]	47,336	—	—	—	51,929	—	—	—
Total wholesale	1,544,441	843,374	57,777	595,954	1,366,681	722,318	60,967	531,467
Total exposure[g]	$3,415,849	$1,493,429	$ 57,777	$ 1,817,307	$3,038,506	$1,347,988	$ 60,967	$ 1,577,622

(a) Also includes commercial card lending-related commitments primarily in CIB.
(b) The industry rankings presented in the table as of December 31, 2024, are based on the industry rankings of the corresponding exposures as of December 31, 2025, not actual rankings of such exposures as of December 31, 2024.
(c) Individuals and Individual Entities predominantly consists of Global Private Bank clients within AWM and J.P. Morgan Wealth Management within CCB, and includes exposure to personal investment companies and personal and testamentary trusts.
(d) In addition to the credit risk exposure to states and municipal governments (both U.S. and non-U.S.) at December 31, 2025 and 2024, noted above, the Firm held: $6.1 billion of trading assets at both periods; $20.2 billion and $17.9 billion, respectively, of AFS securities; and $8.6 billion and $9.3 billion, respectively, of HTM securities, issued by U.S. state and municipal governments. Refer to Note 2 and Note 10 for further information.
(e) All other includes: SPEs and Private education and civic organizations, representing approximately 95% and 5%, respectively, at December 31, 2025, and 94% and 6%, respectively, at December 31, 2024. Refer to Note 14 for more information on exposures to SPEs.
(f) Receivables from customers reflect held-for-investment margin loans to brokerage clients in CIB, CCB and AWM that are collateralized by assets maintained in the clients' brokerage accounts (including cash on deposit, and primarily liquid and readily marketable debt or equity securities).
(g) Excludes cash placed with banks of $333.8 billion and $459.2 billion, at December 31, 2025 and 2024, respectively, which is predominantly placed with various central banks, primarily Federal Reserve Banks.
(h) Credit exposure is net of risk participations and excludes the benefit of credit derivatives and credit-related notes used in credit portfolio management activities held against derivative receivables or loans and liquid securities and other cash collateral held against derivative receivables.
(i) Represents lending-related financial instruments.
(j) On January 7, 2026, JPMorganChase announced that Chase will become the new issuer of Apple Card. The Firm entered into a forward purchase commitment on December 30, 2025 to acquire the Apple credit card portfolio, with an expected closing in approximately 24 months (the "Apple Card transaction"). At December 31, 2025, includes estimated total credit exposure related to the Apple Card transaction at the time that the transaction is expected to close of approximately $104 billion, including approximately $23 billion of estimated drawn loans.

Notes to consolidated financial statements

Note 5 – Derivative instruments

Derivative contracts derive their value from underlying asset prices, indices, reference rates, other inputs or a combination of these factors and may expose counterparties to risks and rewards of an underlying asset or liability without having to initially invest in, own or exchange the asset or liability. JPMorganChase makes markets in derivatives for clients and also uses derivatives to hedge or manage its own risk exposures. Predominantly all of the Firm's derivatives are entered into for market-making or risk management purposes.

Market-making derivatives
The majority of the Firm's derivatives are entered into for market-making purposes. Clients use derivatives to mitigate or modify interest rate, credit, foreign exchange, equity and commodity risks. The Firm actively manages the risks from its exposure to these derivatives by entering into other derivative contracts or by purchasing or selling other financial instruments that partially or fully offset the exposure from client derivatives.

Risk management derivatives
The Firm manages certain market and credit risk exposures using derivative instruments, including derivatives in hedge accounting relationships and other derivatives that are used to manage risks associated with specified assets and liabilities.

The Firm generally uses interest rate derivatives to manage the risk associated with changes in interest rates. Fixed-rate assets and liabilities appreciate or depreciate in market value as interest rates change. Similarly, interest income and expense increase or decrease as a result of variable-rate assets and liabilities resetting to current market rates, and as a result of the repayment and subsequent origination or issuance of fixed-rate assets and liabilities at current market rates. Gains and losses on the derivative instruments related to these assets and liabilities are expected to substantially offset this variability.

Foreign currency derivatives are used to manage the foreign exchange risk associated with certain foreign currency–denominated (i.e., non-U.S. dollar) assets and liabilities and forecasted transactions, as well as the Firm's net investments in certain non-U.S. subsidiaries or branches whose functional currencies are not the U.S. dollar. As a result of fluctuations in foreign currencies, the U.S. dollar–equivalent values of the foreign currency–denominated assets and liabilities or the forecasted revenues or expenses increase or decrease. Gains or losses on the derivative instruments related to these foreign currency–denominated assets or liabilities, or forecasted transactions, are expected to substantially offset this variability.

Commodities derivatives are used to manage the price risk of certain commodities inventories. Gains or losses on these derivative instruments are expected to substantially offset the depreciation or appreciation of the related inventory.

Credit derivatives are used to manage the counterparty credit risk associated with loans and lending-related commitments. Credit derivatives compensate the purchaser when the entity referenced in the contract experiences a credit event, such as bankruptcy or a failure to pay an obligation when due. Credit derivatives primarily consist of CDS. Refer to the Credit derivatives section on pages 215–217 of this Note for a further discussion of credit derivatives.

Refer to the risk management derivatives gains and losses table on page 214 and the hedge accounting gains and losses tables on pages 211–214 of this Note for more information about risk management derivatives.

Derivative counterparties and settlement types
The Firm enters into OTC derivatives, which are negotiated and settled bilaterally with the derivative counterparty. The Firm also enters into, as principal, certain ETD such as futures and options, and OTC-cleared derivative contracts with CCPs. ETD contracts are generally standardized contracts traded on an exchange and cleared by the CCP, which is the Firm's counterparty from the inception of the transactions. OTC-cleared derivatives are traded on a bilateral basis and then novated to the CCP for clearing.

Derivative clearing services
The Firm provides clearing services for clients in which the Firm acts as a clearing member at certain exchanges and clearing houses. The Firm does not reflect the clients' derivative contracts in its Consolidated Financial Statements. Refer to Note 28 for further information on the Firm's clearing services.

Accounting for derivatives
All free-standing derivatives that the Firm executes for its own account are required to be recorded on the Consolidated balance sheets at fair value.

As permitted under U.S. GAAP, the Firm nets derivative assets and liabilities, and the related cash collateral receivables and payables, when a legally enforceable master netting agreement exists between the Firm and the derivative counterparty. Refer to Note 1 for further discussion of the offsetting of assets and liabilities. The accounting for changes in value of a derivative depends on whether or not the transaction has been designated and qualifies for hedge accounting. Derivatives that are not designated as hedges are reported and measured at fair value through earnings. The tabular disclosures on pages 206–214 of this Note provide additional information on the amount of, and reporting for, derivative assets, liabilities, gains and losses. Refer to Notes 2 and 3 for a further discussion of derivatives embedded in structured notes.

Derivatives designated as hedges

The Firm applies hedge accounting to certain derivatives executed for risk management purposes – generally interest rate, foreign exchange and commodity derivatives. However, JPMorganChase does not seek to apply hedge accounting to all of the derivatives associated with the Firm's risk management activities. For example, the Firm does not apply hedge accounting to purchased CDS used to manage the credit risk of loans and lending-related commitments, because of the difficulties in qualifying such contracts as hedges. For the same reason, the Firm does not apply hedge accounting to certain interest rate, foreign exchange, and commodity derivatives used for risk management purposes.

To qualify for hedge accounting, a derivative must be highly effective at reducing the risk associated with the exposure being hedged. In addition, for a derivative to be designated as a hedge, the risk management objective and strategy must be documented. Hedge documentation must identify the derivative hedging instrument, the asset or liability or forecasted transaction and type of risk to be hedged, and how the effectiveness of the derivative is assessed prospectively and retrospectively. To assess effectiveness, the Firm uses statistical methods such as regression analysis, nonstatistical methods such as dollar-value comparisons of the change in the fair value of the derivative to the change in the fair value or cash flows of the hedged item, and qualitative comparisons of critical terms and the evaluation of any changes in those terms. The extent to which a derivative has been, and is expected to continue to be, highly effective at offsetting changes in the fair value or cash flows of the hedged item must be assessed and documented at least quarterly. If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued.

There are three types of hedge accounting designations: fair value hedges, cash flow hedges and net investment hedges. JPMorganChase uses fair value hedges primarily to hedge fixed-rate long-term debt, AFS securities and certain commodities inventories. For qualifying fair value hedges, the changes in the fair value of the derivative, and in the value of the hedged item for the risk being hedged, are recognized in earnings. Certain amounts excluded from the assessment of effectiveness are recorded in OCI and recognized in earnings over the life of the derivative. If the hedge relationship is terminated, then the adjustment to the hedged item continues to be reported as part of the basis of the hedged item and, for interest-bearing financial instruments, is amortized to earnings as a yield adjustment. Derivative amounts affecting earnings are recognized consistent with the classification of the hedged item – primarily net interest income and principal transactions revenue.

The Firm employs the portfolio layer method to manage the interest rate risk of portfolios of fixed-rate assets. Throughout the life of the open hedge, basis adjustments are maintained at the portfolio level and are only allocated to individual assets under certain circumstances. These include instances where the portfolio amount falls below the hedged layer amounts, or in cases of voluntary de-designation.

JPMorganChase uses cash flow hedges primarily to hedge the exposure to variability in forecasted cash flows from floating-rate assets and liabilities and foreign currency–denominated revenue and expense. For qualifying cash flow hedges, changes in the fair value of the derivative are recorded in OCI and recognized in earnings as the hedged item affects earnings. Derivative amounts affecting earnings are recognized consistent with the classification of the hedged item – primarily noninterest revenue, net interest income and compensation expense. If the hedge relationship is terminated, then the change in value of the derivative recorded in AOCI is recognized in earnings when the cash flows that were hedged affect earnings. For hedge relationships that are discontinued because a forecasted transaction is expected to not occur according to the original hedge forecast, any related derivative values recorded in AOCI are immediately recognized in earnings.

JPMorganChase uses net investment hedges to protect the value of the Firm's net investments in certain non-U.S. subsidiaries or branches whose functional currencies are not the U.S. dollar. For qualifying net investment hedges, changes in the fair value of the derivatives due to changes in spot foreign exchange rates are recorded in OCI as translation adjustments. Amounts excluded from the assessment of effectiveness are recorded directly in earnings.

Notes to consolidated financial statements

The following table outlines the Firm's primary uses of derivatives and the related hedge accounting designation or disclosure category.

Type of Derivative	Use of Derivative	Designation and disclosure	Affected segment or unit	Page reference
Manage specifically identified risk exposures in qualifying hedge accounting relationships:				
• Interest rate	Hedge fixed rate assets and liabilities	Fair value hedge	Corporate	211-212
• Interest rate	Hedge floating-rate assets and liabilities	Cash flow hedge	Corporate	213
• Foreign exchange	Hedge foreign currency-denominated assets and liabilities	Fair value hedge	Corporate	211-212
• Foreign exchange	Hedge foreign currency-denominated forecasted revenue and expense	Cash flow hedge	Corporate	213
• Foreign exchange	Hedge the value of the Firm's investments in non-U.S. dollar functional currency entities	Net investment hedge	Corporate	214
• Commodity	Hedge commodity inventory	Fair value hedge	CIB, AWM	211-212
Manage specifically identified risk exposures not designated in qualifying hedge accounting relationships:				
• Interest rate	Manage the risk associated with mortgage commitments, warehouse loans and MSRs	Specified risk management	CCB	214
• Credit	Manage the credit risk associated with wholesale lending exposures	Specified risk management	CIB, AWM	214
• Interest rate and foreign exchange	Manage the risk associated with certain other specified assets and liabilities	Specified risk management	Corporate, CIB	214
Market-making derivatives and other activities:				
• Various	Market-making and related risk management	Market-making and other	CIB	214
• Various	Other derivatives	Market-making and other	CIB, AWM, Corporate	214

Notional amount of derivative contracts
The following table summarizes the notional amount of free-standing derivative contracts outstanding as of December 31, 2025 and 2024.

December 31, (in billions)	Notional amounts[b]	
	2025	2024
Interest rate contracts		
Swaps	$ **19,056**	$ 20,437
Futures and forwards	**3,305**	3,067
Written options	**3,775**	3,067
Purchased options	**3,400**	3,089
Total interest rate contracts	**29,536**	29,660
Credit derivatives[a]	**1,381**	1,191
Foreign exchange contracts		
Cross-currency swaps	**5,476**	4,509
Spot, futures and forwards	**8,187**	7,005
Written options	**979**	1,015
Purchased options	**953**	984
Total foreign exchange contracts	**15,595**	13,513
Equity contracts		
Swaps	**1,147**	850
Futures and forwards	**196**	206
Written options	**1,118**	914
Purchased options	**971**	788
Total equity contracts	**3,432**	2,758
Commodity contracts		
Swaps	**189**	148
Spot, futures and forwards	**270**	191
Written options	**119**	137
Purchased options	**120**	125
Total commodity contracts	**698**	601
Total derivative notional amounts	$ **50,642**	$ 47,723

(a) Refer to the Credit derivatives discussion on pages 215–217 for more information on volumes and types of credit derivative contracts.
(b) Represents the sum of gross long and gross short third-party notional derivative contracts.

While the notional amounts disclosed above give an indication of the volume of the Firm's derivatives activity, the notional amounts significantly exceed, in the Firm's view, the possible losses that could arise from such transactions. For most derivative contracts, the notional amount is not exchanged; it is simply a reference amount used to calculate payments.

Notes to consolidated financial statements

Impact of derivatives on the Consolidated balance sheets

The following table summarizes information on derivative receivables and payables (before and after netting adjustments) that are reflected on the Firm's Consolidated balance sheets as of December 31, 2025 and 2024, by accounting designation (e.g., whether the derivatives were designated in qualifying hedge accounting relationships or not) and contract type.

Free-standing derivative receivables and payables[a]

December 31, 2025 (in millions)	Gross derivative receivables			Net derivative receivables[b]	Gross derivative payables			Net derivative payables[b]
	Not designated as hedges	Designated as hedges	Total derivative receivables		Not designated as hedges	Designated as hedges	Total derivative payables	
Trading assets and liabilities								
Interest rate	$ 281,884	$ —	$ 281,884	$ 25,401	$ 257,582	$ 1	$ 257,583	$ 7,461
Credit	13,024	—	13,024	479	17,628	—	17,628	2,016
Foreign exchange	182,887	349	183,236	19,355	177,158	983	178,141	14,833
Equity	97,723	—	97,723	5,867	117,017	—	117,017	14,806
Commodity	29,932	583	30,515	6,675	24,744	1,625	26,369	7,213
Total fair value of trading assets and liabilities	$ 605,450	$ 932	$ 606,382	$ 57,777	$ 594,129	$ 2,609	$ 596,738	$ 46,329

December 31, 2024 (in millions)	Gross derivative receivables			Net derivative receivables[b]	Gross derivative payables			Net derivative payables[b]
	Not designated as hedges	Designated as hedges	Total derivative receivables		Not designated as hedges	Designated as hedges	Total derivative payables	
Trading assets and liabilities								
Interest rate	$ 290,734	$ —	$ 290,734	$ 24,945	$ 274,226	$ 2	$ 274,228	$ 9,239
Credit	11,087	—	11,087	814	13,796	—	13,796	1,898
Foreign exchange	261,035	1,885	262,920	25,312	253,289	1,278	254,567	15,597
Equity	85,220	—	85,220	5,285	96,139	—	96,139	8,648
Commodity	15,490	136	15,626	4,611	14,415	73	14,488	4,279
Total fair value of trading assets and liabilities	$ 663,566	$ 2,021	$ 665,587	$ 60,967	$ 651,865	$ 1,353	$ 653,218	$ 39,661

(a) Balances exclude structured notes for which the fair value option has been elected. Refer to Note 3 for further information.
(b) As permitted under U.S. GAAP, the Firm has elected to net derivative receivables and derivative payables and the related cash collateral receivables and payables when a legally enforceable master netting agreement exists.

Derivatives netting

The following tables present, as of December 31, 2025 and 2024, gross and net derivative receivables and payables by contract and settlement type. Derivative receivables and payables, as well as the related cash collateral from the same counterparty, have been netted on the Consolidated balance sheets where the Firm has obtained an appropriate legal opinion with respect to the master netting agreement. Where such a legal opinion has not been either sought or obtained, amounts are not eligible for netting on the Consolidated balance sheets, and those derivative receivables and payables are shown separately in the tables.

In addition to the cash collateral received and transferred that is presented on a net basis with derivative receivables and payables, the Firm receives and transfers additional collateral (financial instruments and cash). These amounts mitigate counterparty credit risk associated with the Firm's derivative instruments, but are not eligible for net presentation:

- collateral that consists of liquid securities and other cash collateral held at third-party custodians, which are shown separately as "Collateral not nettable on the Consolidated balance sheets" in the tables, up to the fair value exposure amount. For the purpose of this disclosure, the definition of liquid securities is consistent with the definition of high quality liquid assets as defined in the LCR rule;

- the amount of collateral held or transferred that exceeds the fair value exposure at the individual counterparty level, as of the date presented, which is excluded from the tables; and

- collateral held or transferred that relates to derivative receivables or payables where an appropriate legal opinion has not been either sought or obtained with respect to the master netting agreement, which is excluded from the tables.

December 31, (in millions)	2025			2024		
	Gross derivative receivables	Amounts netted on the Consolidated balance sheets	Net derivative receivables	Gross derivative receivables	Amounts netted on the Consolidated balance sheets	Net derivative receivables
U.S. GAAP nettable derivative receivables						
Interest rate contracts:						
Over-the-counter ("OTC")	$ 162,300	$ (138,107)	$ 24,193	$ 158,202	$ (134,791)	$ 23,411
OTC–cleared	118,377	(118,303)	74	130,989	(130,810)	179
Exchange-traded[a]	128	(73)	55	190	(188)	2
Total interest rate contracts	280,805	(256,483)	24,322	289,381	(265,789)	23,592
Credit contracts:						
OTC	9,723	(9,433)	290	8,680	(8,030)	650
OTC–cleared	3,233	(3,112)	121	2,267	(2,243)	24
Total credit contracts	12,956	(12,545)	411	10,947	(10,273)	674
Foreign exchange contracts:						
OTC	180,120	(163,029)	17,091	259,608	(236,931)	22,677
OTC–cleared	904	(849)	55	685	(677)	8
Exchange-traded[a]	21	(3)	18	34	—	34
Total foreign exchange contracts	181,045	(163,881)	17,164	260,327	(237,608)	22,719
Equity contracts:						
OTC	33,418	(31,170)	2,248	33,269	(30,742)	2,527
Exchange-traded[a]	63,168	(60,686)	2,482	51,040	(49,193)	1,847
Total equity contracts	96,586	(91,856)	4,730	84,309	(79,935)	4,374
Commodity contracts:						
OTC	18,244	(14,469)	3,775	8,340	(5,848)	2,492
OTC–cleared	109	(79)	30	126	(84)	42
Exchange-traded[a]	9,565	(9,292)	273	5,179	(5,083)	96
Total commodity contracts	27,918	(23,840)	4,078	13,645	(11,015)	2,630
Derivative receivables with appropriate legal opinion	599,310	(548,605)	50,705 [d]	658,609	(604,620)	53,989 [d]
Derivative receivables where an appropriate legal opinion has not been either sought or obtained	7,072		7,072	6,978		6,978
Total derivative receivables recognized on the Consolidated balance sheets	$ 606,382		$ 57,777	$ 665,587		$ 60,967
Collateral not nettable on the Consolidated balance sheets[b][c]			(28,891)			(28,160)
Net amounts			$ 28,886			$ 32,807

December 31, (in millions)	2025			2024		
	Gross derivative payables	Amounts netted on the Consolidated balance sheets	Net derivative payables	Gross derivative payables	Amounts netted on the Consolidated balance sheets	Net derivative payables
U.S. GAAP nettable derivative payables						
Interest rate contracts:						
OTC	$ 135,045	$ (128,464)	$ 6,581	$ 138,215	$ (130,375)	$ 7,840
OTC–cleared	121,702	(121,557)	145	134,555	(134,262)	293
Exchange-traded[a]	104	(101)	3	363	(352)	11
Total interest rate contracts	256,851	(250,122)	6,729	273,133	(264,989)	8,144
Credit contracts:						
OTC	14,848	(13,196)	1,652	11,381	(10,133)	1,248
OTC–cleared	2,446	(2,416)	30	1,779	(1,765)	14
Total credit contracts	17,294	(15,612)	1,682	13,160	(11,898)	1,262
Foreign exchange contracts:						
OTC	175,485	(162,455)	13,030	251,860	(238,292)	13,568
OTC–cleared	897	(850)	47	772	(678)	94
Exchange-traded[a]	9	(3)	6	14	—	14
Total foreign exchange contracts	176,391	(163,308)	13,083	252,646	(238,970)	13,676
Equity contracts:						
OTC	53,530	(41,552)	11,978	44,394	(38,298)	6,096
Exchange-traded[a]	61,363	(60,659)	704	49,578	(49,193)	385
Total equity contracts	114,893	(102,211)	12,682	93,972	(87,491)	6,481
Commodity contracts:						
OTC	14,176	(9,786)	4,390	6,918	(5,206)	1,712
OTC–cleared	79	(79)	—	84	(84)	—
Exchange-traded[a]	9,334	(9,291)	43	5,182	(4,919)	263
Total commodity contracts	23,589	(19,156)	4,433	12,184	(10,209)	1,975
Derivative payables with appropriate legal opinion	589,018	(550,409)	38,609 [d]	645,095	(613,557)	31,538 [d]
Derivative payables where an appropriate legal opinion has not been either sought or obtained	7,720		7,720	8,123		8,123
Total derivative payables recognized on the Consolidated balance sheets	$ 596,738		$ 46,329	$ 653,218		$ 39,661
Collateral not nettable on the Consolidated balance sheets[b][c]			(18,478)			(10,163)
Net amounts			$ 27,851			$ 29,498

(a) Exchange-traded derivative balances that relate to futures contracts are settled daily.
(b) Includes liquid securities and other cash collateral held at third-party custodians related to derivative instruments where an appropriate legal opinion has been obtained. For some counterparties, the collateral amounts of financial instruments may exceed the derivative receivables and derivative payables balances. Where this is the case, the total amount reported is limited to the net derivative receivables and net derivative payables balances with that counterparty.
(c) Derivative collateral relates only to OTC and OTC-cleared derivative instruments.
(d) Net derivatives receivable included cash collateral netted of $54.7 billion and $51.9 billion at December 31, 2025 and 2024, respectively. Net derivatives payable included cash collateral netted of $56.5 billion and $60.8 billion at December 31, 2025 and 2024, respectively. Derivative cash collateral relates to OTC and OTC-cleared derivative instruments.

Notes to consolidated financial statements

Liquidity risk and credit-related contingent features

In addition to the specific market risks introduced by each derivative contract type, derivatives expose JPMorganChase to credit risk — the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Firm proves to be of insufficient value to cover the payment obligation. It is the policy of JPMorganChase to actively pursue, where possible, the use of legally enforceable master netting arrangements and collateral agreements to mitigate derivative counterparty credit risk inherent in derivative receivables.

While derivative receivables expose the Firm to credit risk, derivative payables expose the Firm to liquidity risk, as the derivative contracts typically require the Firm to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties' favor or upon specified downgrades in the Firm's and its subsidiaries' respective credit ratings. Certain derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Firm or the counterparty, at the fair value of the derivative contracts. The following table shows the aggregate fair value of net derivative payables related to OTC and OTC-cleared derivatives that contain contingent collateral or termination features that may be triggered upon a ratings downgrade, and the associated collateral the Firm has posted in the normal course of business, at December 31, 2025 and 2024.

OTC and OTC-cleared derivative payables containing downgrade triggers

(in millions)	December 31, 2025	December 31, 2024
Aggregate fair value of net derivative payables	$ 19,986	$ 15,371
Collateral posted	20,555	15,204

The following table shows the impact of a single-notch and two-notch downgrade of the long-term issuer ratings of JPMorgan Chase & Co. and its subsidiaries, predominantly JPMorgan Chase Bank, N.A., at December 31, 2025 and 2024, related to OTC and OTC-cleared derivative contracts with contingent collateral or termination features that may be triggered upon a ratings downgrade. Derivatives contracts generally require additional collateral to be posted or terminations to be triggered when the predefined rating threshold is breached. A downgrade by a single rating agency that does not result in a rating lower than a preexisting corresponding rating provided by another major rating agency will generally not result in additional collateral (except in certain instances in which additional initial margin may be required upon a ratings downgrade), nor in termination payment requirements. The liquidity impact in the table is calculated based upon a downgrade below the lowest current rating of the rating agencies referred to in the derivative contract.

Liquidity impact of downgrade triggers on OTC and OTC-cleared derivatives

(in millions)	December 31, 2025		December 31, 2024	
	Single-notch downgrade	Two-notch downgrade	Single-notch downgrade	Two-notch downgrade
Amount of additional collateral to be posted upon downgrade[a]	$ 28	$ 124	$ 119	$ 1,205
Amount required to settle contracts with termination triggers upon downgrade[b]	15	96	78	458

(a) Includes the additional collateral to be posted for initial margin.
(b) Amounts represent fair values of derivative payables, and do not reflect collateral posted.

Impact of derivatives on the Consolidated statements of income

The following tables provide information related to gains and losses recorded on derivatives based on their hedge accounting designation or purpose.

Fair value hedge gains and losses

The following tables present derivative instruments, by contract type, used in fair value hedge accounting relationships, as well as pre-tax gains/(losses) recorded on such derivatives and the related hedged items for the years ended December 31, 2025, 2024 and 2023, respectively. The Firm includes gains/(losses) on the hedging derivative in the same line item in the Consolidated statements of income as the related hedged item.

Year ended December 31, 2025 (in millions)	Gains/(losses) recorded in income			Income statement impact of excluded components[e]		OCI impact
	Derivatives	Hedged items	Income statement impact	Amortization approach	Changes in fair value	Derivatives - Gains/(losses) recorded in OCI[f]
Contract type						
Interest rate[a][b]	$ (88)	$ 1,360	$ 1,272	$ —	$ 1,250	$ —
Foreign exchange[c]	1,077	(743)	334	(696)	334	84
Commodity[d]	(3,852)	4,127	275	—	224	—
Total	$ (2,863)	$ 4,744	$ 1,881	$ (696)	$ 1,808	$ 84

Year ended December 31, 2024 (in millions)	Gains/(losses) recorded in income			Income statement impact of excluded components[e]		OCI impact
	Derivatives	Hedged items	Income statement impact	Amortization approach	Changes in fair value	Derivatives - Gains/(losses) recorded in OCI[f]
Contract type						
Interest rate[a][b]	$ 711	$ (65)	$ 646	$ —	$ 699	$ —
Foreign exchange[c]	(177)	402	225	(532)	225	(115)
Commodity[d]	293	(160)	133	—	122	—
Total	$ 827	$ 177	$ 1,004	$ (532)	$ 1,046	$ (115)

Year ended December 31, 2023 (in millions)	Gains/(losses) recorded in income			Income statement impact of excluded components[e]		OCI impact
	Derivatives	Hedged items	Income statement impact	Amortization approach	Changes in fair value	Derivatives - Gains/(losses) recorded in OCI[f]
Contract type						
Interest rate[a][b]	$ 1,554	$ (1,248)	$ 306	$ —	$ 157	$ —
Foreign exchange[c]	722	(483)	239	(601)	239	(134)
Commodity[d]	1,227	(706)	521	—	525	—
Total	$ 3,503	$ (2,437)	$ 1,066	$ (601)	$ 921	$ (134)

(a) Primarily consists of hedges of the benchmark (e.g., Secured Overnight Financing Rate ("SOFR")) interest rate risk of fixed-rate long-term debt and AFS securities. Gains and losses were recorded in net interest income.

(b) Includes the amortization of income/expense associated with the inception hedge accounting adjustment applied to the hedged item. Excludes the accrual of interest on interest rate swaps and the related hedged items.

(c) Primarily consists of hedges of the foreign currency risk of long-term debt and AFS securities for changes in spot foreign currency rates. Gains and losses related to the derivatives and the hedged items due to changes in foreign currency rates and the income statement impact of excluded components were recorded primarily in principal transactions revenue and net interest income.

(d) Consists of overall fair value hedges of physical commodities inventories that are generally carried at the lower of cost or net realizable value (net realizable value approximates fair value). Gains and losses were recorded in principal transactions revenue.

(e) The assessment of hedge effectiveness excludes certain components of the changes in fair values of the derivatives and hedged items such as forward points on foreign exchange forward contracts, time values and cross-currency basis spreads. Excluded components may impact earnings either through amortization of the initial amount over the life of the derivative or through fair value changes recognized in the current period.

(f) Represents the change in value of amounts excluded from the assessment of effectiveness under the amortization approach, predominantly cross-currency basis spreads. The amount excluded at inception of the hedge is recognized in earnings over the life of the derivative.

Notes to consolidated financial statements

As of December 31, 2025 and 2024, the following amounts were recorded on the Consolidated balance sheets related to certain cumulative fair value hedge basis adjustments that are expected to reverse through the income statement in future periods as an adjustment to yield.

December 31, 2025 (in millions)	Carrying amount of the hedged items[(a)(b)]	Cumulative amount of fair value hedging adjustments included in the carrying amount of hedged items:[(d)]		
		Active hedging relationships	Discontinued hedging relationships[(e)]	Total
Assets				
Investment securities - AFS	$ 255,109 [(c)]	$ 3,693	$ (1,374)	$ 2,319
Liabilities				
Long-term debt	$ 222,611	$ 232	$ (8,689)	$ (8,457)
Beneficial interests issued by consolidated VIEs	$ 5,884	$ 37	$ —	$ 37

December 31, 2024 (in millions)	Carrying amount of the hedged items[(a)(b)]	Cumulative amount of fair value hedging adjustments included in the carrying amount of hedged items:[(d)]		
		Active hedging relationships	Discontinued hedging relationships[(e)]	Total
Assets				
Investment securities - AFS	$ 203,141 [(c)]	$ (1,675)	$ (1,959)	$ (3,634)
Liabilities				
Long-term debt	$ 211,288	$ (3,711)	$ (9,332)	$ (13,043)
Beneficial interests issued by consolidated VIEs	$ 5,312	$ (30)	$ (5)	$ (35)

(a) Excludes physical commodities with a carrying value of $22.9 billion and $6.2 billion at December 31, 2025 and 2024, respectively, to which the Firm applies fair value hedge accounting. As a result of the application of hedge accounting, these inventories are carried at fair value, thus recognizing unrealized gains and losses in current periods. Since the Firm exits these positions at fair value, there is no incremental impact to net income in future periods.

(b) Excludes hedged items where only foreign currency risk is the designated hedged risk, as basis adjustments related to foreign currency hedges will not reverse through the income statement in future periods. At December 31, 2025 and 2024, the carrying amount excluded for AFS securities was $33.6 billion and $28.7 billion, respectively. At December 31, 2025 and 2024, the carrying amount excluded for long-term debt was $587 million and $518 million, respectively.

(c) Carrying amount represents the amortized cost, net of allowance if applicable. At December 31, 2025 and 2024, the amortized cost of the portfolio layer method closed portfolios was $91.9 billion and $72.8 billion, of which $68.9 billion and $41.2 billion was designated as hedged, respectively. The amount designated as hedged is the sum of the notional amounts of all outstanding layers in each portfolio, which includes both spot starting and forward starting layers. At December 31, 2025 and 2024, the cumulative amount of basis adjustments was $(32) million and $(1.7) billion, which is comprised of $641 million and $(1.2) billion for active hedging relationships, and $(673) million and $(566) million for discontinued hedging relationships, respectively. Refer to Note 10 for additional information.

(d) Positive (negative) amounts related to assets represent cumulative fair value hedge basis adjustments that will reduce (increase) net interest income in future periods. Positive (negative) amounts related to liabilities represent cumulative fair value hedge basis adjustments that will increase (reduce) net interest income in future periods.

(e) Represents basis adjustments existing on the balance sheet date associated with hedged items that have been de-designated from qualifying fair value hedging relationships.

Cash flow hedge gains and losses

The following tables present derivative instruments, by contract type, used in cash flow hedge accounting relationships, and the pre-tax gains/(losses) recorded on such derivatives, for the years ended December 31, 2025, 2024 and 2023, respectively. The Firm includes the gains/(losses) on the hedging derivative in the same line item in the Consolidated statements of income as the change in cash flows on the related hedged item.

Year ended December 31, 2025 (in millions)	Derivatives gains/(losses) recorded in income and other comprehensive income/(loss)		
	Amounts reclassified from AOCI to income	Amounts recorded in OCI	Total change in OCI for period
Contract type			
Interest rate[a]	$ (2,456)	$ 1,860	$ 4,316
Foreign exchange[b]	50	197	147
Total	$ (2,406)	$ 2,057	$ 4,463

Year ended December 31, 2024 (in millions)	Derivatives gains/(losses) recorded in income and other comprehensive income/(loss)		
	Amounts reclassified from AOCI to income	Amounts recorded in OCI	Total change in OCI for period
Contract type			
Interest rate[a]	$ (2,668)	$ (3,603)	$ (935)
Foreign exchange[b]	89	(139)	(228)
Total	$ (2,579)	$ (3,742)	$ (1,163)

Year ended December 31, 2023 (in millions)	Derivatives gains/(losses) recorded in income and other comprehensive income/(loss)		
	Amounts reclassified from AOCI to income	Amounts recorded in OCI	Total change in OCI for period
Contract type			
Interest rate[a]	$ (1,839)	$ 274	$ 2,113
Foreign exchange[b]	64	209	145
Total	$ (1,775)	$ 483	$ 2,258

(a) Primarily consists of hedges of SOFR-indexed and Prime-indexed floating-rate assets. Gains and losses were recorded in net interest income.
(b) Primarily consists of hedges of the foreign currency risk of non-U.S. dollar-denominated revenue and expense. The income statement classification of gains and losses follows the hedged item – primarily noninterest revenue and compensation expense.

The Firm did not experience any forecasted transactions that failed to occur for the years ended 2025, 2024 and 2023.

Over the next 12 months, the Firm expects that approximately $(926) million (after-tax) of net losses recorded in AOCI at December 31, 2025, related to cash flow hedges will be recognized in income. For cash flow hedges that have been terminated, the maximum length of time over which the derivative results recorded in AOCI will be recognized in earnings is approximately ten years, corresponding to the timing of the originally hedged forecasted cash flows. For open cash flow hedges, the maximum length of time over which forecasted transactions are hedged is approximately ten years. The Firm's longer-dated forecasted transactions relate to core lending and borrowing activities.

Notes to consolidated financial statements

Net investment hedge gains and losses

The following table presents hedging instruments, by contract type, that were used in net investment hedge accounting relationships, and the pre-tax gains/(losses) recorded on such instruments for the years ended December 31, 2025, 2024 and 2023.

	Gains/(losses) recorded in income[a] and other comprehensive income/(loss)					
	2025		2024		2023	
Year ended December 31, (in millions)	Amounts recorded in income[b]	Amounts recorded in OCI	Amounts recorded in income[b]	Amounts recorded in OCI	Amounts recorded in income[b]	Amounts recorded in OCI
Foreign exchange derivatives	**$431**	**$(6,028)**	$467	$4,411	$384	$(1,732)

(a) Certain components of hedging derivatives are permitted to be excluded from the assessment of hedge effectiveness, such as forward points on foreign exchange forward contracts. The changes in fair value of these amounts are recorded in net interest income.

(b) Excludes amounts reclassified from AOCI to income on the sale or liquidation of hedged entities. During the years ended December 31, 2025 and 2024, the Firm reclassified net pre-tax gains of $14 million and $89 million, respectively, to other income/expense. During the year ended December 31, 2023, the Firm reclassified a net pre-tax loss of $(35) million to other revenue including the impact of the acquisition of CIFM. Refer to Note 24 for further information.

Gains and losses on derivatives used for specified risk management purposes

The following table presents pre-tax gains/(losses) recorded on a limited number of derivatives, not designated in hedge accounting relationships, that are used to manage risks associated with certain specified assets and liabilities, including certain risks arising from mortgage commitments, warehouse loans, MSRs, wholesale lending exposures, and foreign currency denominated assets and liabilities.

	Derivatives gains/(losses) recorded in income		
Year ended December 31, (in millions)	**2025**	2024	2023
Contract type			
Interest rate[a]	**$ (34)**	$ (425)	$ (135)
Credit[b]	**(616)**	(604)	(441)
Foreign exchange[c]	**82**	(10)	(2)
Equity[d]	**(21)**	—	—
Total	**$ (589)**	$ (1,039)	$ (578)

(a) Primarily represents interest rate derivatives used to hedge the interest rate risk inherent in mortgage commitments, warehouse loans and MSRs, as well as written commitments to originate warehouse loans. Gains and losses were recorded predominantly in mortgage fees and related income.

(b) Relates to credit derivatives used to mitigate credit risk associated with lending exposures in the Firm's wholesale businesses. These derivatives do not include credit derivatives used to mitigate counterparty credit risk arising from derivative receivables, which is included in gains and losses on derivatives related to market-making activities and other derivatives. Gains and losses were recorded in principal transactions revenue.

(c) Primarily relates to derivatives used to mitigate foreign exchange risk of specified foreign currency-denominated assets and liabilities. Gains and losses were recorded in principal transactions revenue.

(d) Gains and losses were recorded in principal transactions revenue.

Gains and losses on derivatives related to market-making activities and other derivatives

The Firm makes markets in derivatives in order to meet the needs of clients and uses derivatives to manage certain risks associated with net open risk positions from its market-making activities, including the counterparty credit risk arising from derivative receivables. All derivatives not included in the hedge accounting or specified risk management categories above are included in this category. Gains and losses on these derivatives are primarily recorded in principal transactions revenue. Refer to Note 6 for information on principal transactions revenue.

Credit derivatives

Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

The Firm is both a purchaser and seller of protection in the credit derivatives market and uses these derivatives for two primary purposes. First, in its capacity as a market-maker, the Firm actively manages a portfolio of credit derivatives by purchasing and selling credit protection, predominantly on corporate debt obligations, to meet the needs of clients. Second, as an end-user, the Firm uses credit derivatives to manage credit risk associated with lending exposures (loans and unfunded commitments) in its wholesale and consumer businesses and derivatives counterparty exposures in its wholesale businesses, and to manage the credit risk arising from certain financial instruments in the Firm's market-making businesses. Following is a summary of various types of credit derivatives.

Credit default swaps
Credit derivatives may reference the credit of either a single reference entity ("single-name"), broad-based index or portfolio. The Firm purchases and sells protection on both single- name and index-reference obligations. Single-name CDS and index CDS contracts are either OTC or OTC-cleared derivative contracts. Single-name CDS are used to manage the default risk of a single reference entity, while index CDS contracts are used to manage the credit risk associated with the broader credit markets or credit market segments. Like the S&P 500 and other market indices, a CDS index consists of a portfolio of CDS across many reference entities. New series of CDS indices are periodically established with a new underlying portfolio of reference entities to reflect changes in the credit markets. If one of the reference entities in the index experiences a credit event, then the reference entity that defaulted is removed from the index. CDS can also be referenced against specific portfolios of reference names or against customized exposure levels: for example, to provide protection against the first $1 million of realized credit losses in a $10 million portfolio of exposure. Such structures are commonly known as tranche CDS.

For both single-name CDS contracts and index CDS contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the reference entity. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at settlement of the credit derivative contract, also known as the recovery value. The protection purchaser does not need to hold the debt instrument of the underlying reference entity in order to receive amounts due under the CDS contract when a credit event occurs.

Credit-related notes
A credit-related note is a funded derivative with a credit risk component where the issuer of the credit-related note purchases from the note investor credit protection on a reference entity or an index. Under the contract, the investor pays the issuer the par value of the note at the inception of the transaction, and in return, the issuer makes periodic payments to the investor, based on the credit risk of the referenced entity. The issuer also repays the investor the par value of the note at maturity unless the reference entity (or one of the entities that makes up a reference index) experiences a specified credit event. If a credit event occurs, the issuer is not obligated to repay the par value of the note, but rather, the issuer pays the investor the difference between the par value of the note and the fair value of the defaulted reference obligation at the time of settlement. Neither party to the credit-related note has recourse to the defaulting reference entity.

The following tables present a summary of the notional amounts of credit derivatives and credit-related notes the Firm sold and purchased as of December 31, 2025 and 2024. Upon a credit event, the Firm as a seller of protection would typically pay out a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Firm manages the credit risk on contracts to sell protection by purchasing protection with identical or similar underlying reference entities. Other purchased protection referenced in the following tables includes credit derivatives bought on related, but not identical, reference positions (including indices, portfolio coverage and other reference points) as well as protection purchased by CIB through credit-related notes. Other purchased protection also includes credit protection against certain loans in the retained lending portfolio through the issuance of credit derivatives and credit-related notes.

Notes to consolidated financial statements

The Firm does not use notional amounts of credit derivatives as the primary measure of risk management for such derivatives, because the notional amount does not take into account the probability of the occurrence of a credit event, the recovery value of the reference obligation, or related cash instruments and economic hedges, each of which reduces, in the Firm's view, the risks associated with such derivatives.

Total credit derivatives and credit-related notes

December 31, 2025 (in millions)	Maximum payout/Notional amount			
	Protection sold	Protection purchased with identical underlyings[c]	Net protection (sold)/ purchased[d]	Other protection purchased[e]
Credit derivatives				
Credit default swaps	$ (503,480)	$ 549,440	$ 45,960	$ 6,840
Other credit derivatives[a]	(124,650)	187,090	62,440	9,495
Total credit derivatives	(628,130)	736,530	108,400	16,335
Credit-related notes[b]	—	—	—	13,162
Total	$ (628,130)	$ 736,530	$ 108,400	$ 29,497

December 31, 2024 (in millions)	Maximum payout/Notional amount			
	Protection sold	Protection purchased with identical underlyings[c]	Net protection (sold)/ purchased[d]	Other protection purchased[e]
Credit derivatives				
Credit default swaps	$ (450,184)	$ 474,554	$ 24,370	$ 6,858
Other credit derivatives[a]	(110,913)	137,927	27,014	10,169
Total credit derivatives	(561,097)	612,481	51,384	17,027
Credit-related notes[b]	—	—	—	10,471
Total	$ (561,097)	$ 612,481	$ 51,384	$ 27,498

(a) Other credit derivatives predominantly consist of credit swap options and total return swaps.
(b) Predominantly represents Other protection purchased by CIB.
(c) Represents the total notional amount of protection purchased where the underlying reference instrument is identical to the reference instrument on protection sold; the notional amount of protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of protection sold.
(d) Does not take into account the fair value of the reference obligation at the time of settlement, which would generally reduce the amount the seller of protection pays to the buyer of protection in determining settlement value.
(e) Represents protection purchased by the Firm on referenced instruments (single-name, portfolio or index) where the Firm has not sold any protection on the identical reference instrument. Also includes credit protection against certain loans and lending-related commitments in the retained lending portfolio through the issuance of credit derivatives and credit-related notes.

The following tables summarize the notional amounts by the ratings, maturity profile, and total fair value, of credit derivatives as of December 31, 2025 and 2024, where JPMorganChase is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of credit derivatives where JPMorganChase is the purchaser of protection are comparable to the profile reflected below.

Protection sold – credit derivatives ratings[a]/maturity profile

December 31, 2025 (in millions)	<1 year	1–5 years	>5 years	Total notional amount	Fair value of receivables[b]	Fair value of payables[b]	Net fair value
Risk rating of reference entity							
Investment-grade	$ (146,799)	$ (314,100)	$ (28,117)	$ (489,016)	$ 4,969	$ (908)	$ 4,061
Noninvestment-grade	(43,863)	(91,220)	(4,031)	(139,114)	3,439	(2,085)	1,354
Total	$ (190,662)	$ (405,320)	$ (32,148)	$ (628,130)	$ 8,408	$ (2,993)	$ 5,415

December 31, 2024 (in millions)	<1 year	1–5 years	>5 years	Total notional amount	Fair value of receivables[b]	Fair value of payables[b]	Net fair value
Risk rating of reference entity							
Investment-grade	$ (135,950)	$ (277,052)	$ (33,379)	$ (446,381)	$ 4,593	$ (904)	$ 3,689
Noninvestment-grade	(42,149)	(70,525)	(2,042)	(114,716)	1,889	(1,738)	151
Total	$ (178,099)	$ (347,577)	$ (35,421)	$ (561,097)	$ 6,482	$ (2,642)	$ 3,840

(a) The ratings scale is primarily based on external credit ratings defined by S&P and Moody's.
(b) Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements including cash collateral netting.

Notes to consolidated financial statements

Note 6 – Noninterest revenue and noninterest expense

Noninterest revenue

The Firm records noninterest revenue from certain contracts with customers in investment banking fees, deposit-related fees, asset management fees, commissions and other fees, and components of card income. The related contracts are often terminable on demand and the Firm has no remaining obligation to deliver future services. For arrangements with a fixed term, the Firm may commit to deliver services in the future. Revenue associated with these remaining performance obligations typically depends on the occurrence of future events or underlying asset values, and is not recognized until the outcome of those events or values are known.

Investment banking fees

This revenue category includes debt and equity underwriting and advisory fees. As an underwriter, the Firm helps clients raise capital via public offering and private placement of various types of debt and equity instruments. Underwriting fees are primarily based on the issuance price and quantity of the underlying instruments, and are recognized as revenue typically upon execution of the client's transaction. The Firm also manages and syndicates loan arrangements. Credit arrangement and syndication fees, included within debt underwriting fees, are recorded as revenue after satisfying certain retention, timing and yield criteria.

The Firm also provides advisory services by assisting its clients with mergers and acquisitions, divestitures, restructuring and other complex transactions. Advisory fees are recognized as revenue typically upon execution of the client's transaction.

The following table presents the components of investment banking fees.

Year ended December 31, (in millions)	2025	2024	2023
Underwriting			
Equity	$ **1,734**	$ 1,687	$ 1,149
Debt	**4,378**	3,945	2,610
Total underwriting	**6,112**	5,632	3,759
Advisory	**3,503**	3,278	2,760
Total investment banking fees	$ **9,615**	$ 8,910	$ 6,519

Investment banking fees are earned primarily by CIB.

Principal transactions

Principal transactions revenue is driven by many factors, including:

- the bid-offer spread, which is the difference between the price at which a market participant is willing and able to sell an instrument to the Firm and the price at which another market participant is willing and able to buy it from the Firm, and vice versa; and
- realized and unrealized gains and losses on financial instruments and commodities transactions, including those accounted for under the fair value option, primarily used in client-driven market-making activities.
  - Realized gains and losses result from the sale of instruments, closing out or termination of transactions, or interim cash payments.
  - Unrealized gains and losses result from changes in valuation.

In connection with its client-driven market-making activities, the Firm transacts in debt and equity instruments, derivatives and commodities, including physical commodities inventories and financial instruments that reference commodities.

Principal transactions revenue also includes realized and unrealized gains and losses related to:

- derivatives designated in qualifying hedge accounting relationships, primarily fair value hedges of commodity and foreign exchange risk;
- derivatives used for specific risk management purposes, primarily to mitigate credit, foreign exchange and interest rate risks.

Refer to Note 5 for further information on the income statement classification of gains and losses from derivatives activities.

In the financial commodity markets, the Firm transacts in OTC derivatives (e.g., swaps, forwards, options) and ETD that reference a wide range of underlying commodities. In the physical commodity markets, the Firm primarily purchases and sells precious and base metals, natural gas, and may hold other commodities inventories under financing and other arrangements with clients.

The following table presents all realized and unrealized gains and losses recorded in principal transactions revenue by instrument type. This table excludes interest income and interest expense on interest-earning assets and interest-bearing liabilities recorded within net interest income. Refer to Note 7 for further information on interest income and interest expense.

The Firm's businesses and other activities generally utilize a variety of instrument types in connection with their transactions; accordingly, the principal transactions revenue presented in the table below is not representative of the total revenue of any individual business or activity.

Year ended December 31, (in millions)	2025	2024	2023
Principal transactions revenue by instrument type			
Interest rate[a]	$ 4,240	$ 3,631	$ 5,607
Credit[b]	558	1,545	1,434
Foreign exchange	5,644	4,874	5,082
Equity	14,844	13,476	10,229
Commodity	1,989	1,194	2,202
Total revenue by instrument type	27,275	24,720	24,554
Private equity gains/(losses)	(63)	67	(94)
Principal transactions	$ 27,212	$ 24,787	$ 24,460

(a) Includes the impact of changes in funding valuation adjustments on derivatives.
(b) Includes the impact of changes in credit valuation adjustments on derivatives, net of the associated hedging activities.

Principal transactions revenue is earned primarily by CIB.

Lending- and deposit-related fees

Lending-related fees include fees earned from loan commitments, standby letters of credit, financial guarantees and other loan-servicing activities. Deposit-related fees include fees earned from performing cash management activities, and providing overdraft and other deposit account services. Deposit-related fees also include the impact of credits earned by clients that reduce such fees. Lending- and deposit-related fees are recognized over the period in which the related service is provided. Refer to Note 28 for further information on lending-related commitments.

The following table presents the components of lending- and deposit-related fees.

Year ended December 31, (in millions)	2025	2024	2023
Lending-related fees[a]	$ 2,217	$ 2,192	$ 2,365
Deposit-related fees	6,876	5,414	5,048
Total lending- and deposit-related fees	$ 9,093	$ 7,606	$ 7,413

(a) Includes the amortization of the fair value discount on certain acquired lending-related commitments associated with First Republic, predominantly in AWM and CIB. The discount, which is deferred in other liabilities and recognized on a straight-line basis over the commitment period, continues to decline as commitments expire. Refer to Note 34 for additional information.

Lending- and deposit-related fees are earned by CIB, CCB and AWM.

Asset management fees

Investment management fees include fees associated with assets the Firm manages on behalf of its clients, including investors in Firm-sponsored funds and owners of separately managed investment accounts. Management fees are typically based on the value of assets under management and are collected and recognized at the end of each period over which the management services are provided and the value of the managed assets is known. The Firm also receives performance-based management fees, which are earned based on exceeding certain benchmarks or other performance targets and are accrued and recognized when the probability of reversal is remote, typically at the end of the related billing period.

All other asset management fees include commissions earned on the sales or distribution of mutual funds to clients. These fees are recorded as revenue at the time the service is rendered or, in the case of certain distribution fees, based on the underlying fund's asset value or investor redemption activity.

The following table presents the components of asset management fees.

Year ended December 31, (in millions)	2025	2024	2023
Asset management fees			
Investment management fees	$ 19,921	$ 17,425	$ 14,908
All other asset management fees	406	376	312
Total asset management fees	$ 20,327	$ 17,801	$ 15,220

Asset management fees are earned primarily by AWM and CCB.

Commissions and other fees

This revenue category includes commissions and fees from brokerage and custody services, and other products.

Brokerage commissions represents commissions earned when the Firm acts as a broker, by facilitating its clients' purchases and sales of securities and other financial instruments. Brokerage commissions are collected and recognized as revenue upon occurrence of the client transaction. The Firm reports certain costs paid to third-party clearing houses and exchanges net against commission revenue.

Administration fees predominantly include fees for custody, funds services, securities lending and securities clearance. These fees are recorded as revenue over the period in which the related service is provided.

Notes to consolidated financial statements

The following table presents the components of commissions and other fees.

Year ended December 31, (in millions)	2025	2024	2023
Commissions and other fees			
Brokerage commissions	$ 3,726	$ 3,119	$ 2,820
Administration fees	2,764	2,526	2,310
All other commissions and fees[a]	2,049	1,885	1,706
Total commissions and other fees	$ 8,539	$ 7,530	$ 6,836

(a) Includes depositary receipt-related service fees, annuity and travel-related sales commissions, as well as other service fees, which are recognized as revenue when the services are rendered.

Commissions and other fees are earned primarily by CIB, CCB and AWM.

Mortgage fees and related income

This revenue category reflects CCB's Home Lending production and net mortgage servicing revenue.

Production revenue includes fees and income recognized as earned on mortgage loans originated with the intent to sell, and the impact of risk management activities associated with the mortgage pipeline and warehouse loans. Production revenue also includes gains and losses on sales and lower of cost or fair value adjustments on mortgage loans held-for-sale (excluding certain repurchased loans insured by U.S. government agencies), and changes in the fair value of financial instruments measured under the fair value option. Net mortgage servicing revenue includes operating revenue earned from servicing third-party mortgage loans, which is recognized over the period in which the service is provided; changes in the fair value of MSRs; the impact of risk management activities associated with MSRs; and gains and losses on securitization of excess mortgage servicing. Net mortgage servicing revenue also includes gains and losses on sales and lower of cost or fair value adjustments of certain repurchased loans insured by U.S. government agencies.

Refer to Note 15 for further information on risk management activities and MSRs.

Net interest income from mortgage loans is recorded in interest income.

Card income

This revenue category includes interchange and other income from credit and debit card transactions; and fees earned from processing card transactions for merchants, both of which are recognized when purchases are made by a cardholder and presented net of certain transaction-related costs. Card income also includes account origination costs and annual fees, which are deferred and recognized on a straight-line basis over a 12-month period.

Certain credit card products offer the cardholder the ability to earn points based on account activity, which the cardholder can choose to redeem for cash and non-cash rewards. The cost to the Firm related to these proprietary rewards programs varies based on multiple factors including the terms and conditions of the rewards programs, cardholder activity, cardholder reward redemption rates and cardholder reward selections. The Firm maintains a liability for its obligations under its rewards programs and reports the current-period cost as a reduction of card income.

Credit card revenue sharing agreements
The Firm has contractual agreements with numerous co-brand partners that grant the Firm exclusive rights to issue co-branded credit card products and market them to the customers of such partners. These partners endorse the co-brand credit card programs and provide their customer or member lists to the Firm. The partners may also conduct marketing activities and provide rewards redeemable under their own loyalty programs that the Firm will grant to co-brand credit cardholders based on account activity. The terms of these agreements generally range from five to ten years.

The Firm typically makes payments to the co-brand credit card partners based on the cost of partners' marketing activities and loyalty program rewards provided to credit cardholders, new account originations and sales volumes. Payments to partners based on marketing efforts undertaken by the partners are expensed by the Firm as incurred and reported as marketing expense. Payments for partner loyalty program rewards are reported as a reduction of card income when incurred. Payments to partners based on new credit card account originations are accounted for as direct loan origination costs and are deferred and recognized as a reduction of card income on a straight-line basis over a 12-month period. Payments to partners based on sales volumes are reported as a reduction of card income when the related interchange income is earned.

The following table presents the components of card income:

Year ended December 31, (in millions)	2025	2024	2023
Interchange and merchant processing income	$ 36,222	$ 33,847	$ 31,021
Reward costs and partner payments	(29,720)	(26,784)	(24,601)
All other[a]	(1,782)	(1,566)	(1,636)
Total card income	$ 4,720	$ 5,497	$ 4,784

(a) Predominantly represents the amortization of account origination costs and annual fees, which are deferred and recognized on a straight-line basis over a 12-month period.

Card income is earned primarily by CCB and CIB.

Other income

This revenue category includes operating lease income, as well as losses associated with certain of the Firm's tax-oriented investments, predominantly alternative energy equity-method investments in CIB. The losses associated with these tax-oriented investments are more than offset by lower income tax expense from the associated tax credits.

The following table presents certain components of other income:

Year ended December 31, (in millions)	2025	2024	2023
Operating lease income	$ 3,803	$ 2,795	$ 2,843
Losses on tax-oriented investments	(173)	(97)	(1,538)
Gain on Visa shares	—	7,990 [b]	—
First Republic-related gains[a]	628	103	2,775
Gain related to the acquisition of CIFM	—	—	339 [c]

(a) Relates to the settlement of outstanding items with the FDIC in 2025, and adjustments to the estimated bargain purchase gain associated with the acquisition in 2024 and 2023.
(b) Relates to the initial gain recognized on May 6, 2024 on the Visa C shares.
(c) Gain on the original minority interest in CIFM upon the Firm's acquisition of the remaining 51% of the entity.

Refer to Note 18 for additional information on operating leases.

First Republic-related gain: On January 17, 2025, the Firm reached an agreement with the FDIC with respect to certain outstanding items related to the First Republic acquisition. As a result of the agreement, the Firm made a payment of $609 million to the FDIC on January 31, 2025 and reduced its additional payable to the FDIC, which resulted in a gain of $588 million recorded in other income in the first quarter of 2025. In addition, as of June 30, 2025, all outstanding matters between the Firm and the FDIC related to the final settlement of the purchase price for the First Republic acquisition had been resolved. Refer to Note 34 for additional information.

Proportional Amortization Method: Effective January 1, 2024, as a result of adopting updates to the Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method guidance, the amortization of certain of the Firm's alternative energy tax-oriented investments that was previously recognized in other income is now recognized in income tax expense, which aligns with the associated tax credits and other tax benefits. Refer to Notes 1, 14 and 25 for additional information.

Noninterest expense

Other expense

Other expense on the Firm's Consolidated statements of income included:

Year ended December 31, (in millions)	2025	2024	2023
Legal expense	$ 361	$ 740	$ 1,436
FDIC-related expense[a]	531	1,893	4,203
Operating losses	1,292	1,417	1,228
Contribution of Visa shares	—	1,000 [b]	—

(a) Included FDIC special assessment accrual releases of $763 million and an accrual increase of $725 million for the years ended December 31, 2025 and 2024, respectively, which are adjustments to the initial $2.9 billion estimate recorded in the fourth quarter of 2023.
(b) Represents the contribution of a portion of Visa C shares to the JPMorgan Chase Foundation recorded in the second quarter of 2024.

Refer to Note 32 for additional information on noninterest revenue and expense by segment.

Notes to consolidated financial statements

Note 7 – Interest income and interest expense

Interest income and interest expense are recorded in the Consolidated statements of income and classified based on the nature of the underlying asset or liability.

Interest income and interest expense includes the current-period interest accruals for financial instruments measured at fair value, except for derivatives and certain financial instruments containing embedded derivatives; for those instruments, all changes in fair value including any interest elements, are primarily reported in principal transactions revenue. For financial instruments that are not measured at fair value, the related interest is included within interest income or interest expense, as applicable. Interest income and interest expense also includes the effect of derivatives that qualify for hedge accounting where applicable.

Interest income on loans and securities include the amortization and accretion of purchase premiums and discounts, as well as net deferred fees and costs on loans. These amounts are deferred in loans and investment securities, respectively, and recognized on a level-yield basis.

Refer to Notes 5, 10, 11, 12, and 20 for further information on accounting for interest income and interest expense related to hedge accounting, investment securities, securities financing activities (i.e., securities purchased or sold under resale or repurchase agreements; securities borrowed; and securities loaned), loans and long-term debt, respectively.

The following table presents the components of interest income and interest expense:

Year ended December 31, (in millions)	2025	2024	2023
Interest income			
Loans[a]	**$93,843**	$ 92,353	$ 83,384
Taxable securities	**26,903**	21,947	17,390
Non-taxable securities[b]	**1,129**	1,197	1,336
Total investment securities[a]	**28,032**	23,144	18,726
Trading assets - debt instruments	**24,895**	20,327	15,950
Federal funds sold and securities purchased under resale agreements	**16,706**	18,299	15,079
Securities borrowed	**9,027**	9,208	7,983
Deposits with banks	**13,099**	22,297	21,797
All other interest-earning assets[c]	**7,739**	8,305	7,669
Total interest income	**$193,341**	$193,933	$170,588
Interest expense			
Interest bearing deposits	**$ 45,112**	$ 49,559	$ 40,016
Federal funds purchased and securities loaned or sold under repurchase agreements	**22,411**	19,149	13,259
Short-term borrowings	**2,298**	2,101	1,894
Trading liabilities - debt and all other interest-bearing liabilities[d]	**8,965**	10,238	9,396
Long-term debt	**17,894**	18,920	15,803
Beneficial interest issued by consolidated VIEs	**1,218**	1,383	953
Total interest expense	**$97,898**	$101,350	$ 81,321
Net interest income	**$95,443**	$ 92,583	$ 89,267
Provision for credit losses	**14,212**	10,678	9,320
Net interest income after provision for credit losses	**$ 81,231**	$ 81,905	$ 79,947

(a) Includes the accretion of the purchase discount on certain acquired loans and investment securities associated with First Republic. Refer to Note 34 for additional information.
(b) Represents securities that are tax-exempt for U.S. federal income tax purposes.
(c) Includes interest earned on brokerage-related held-for-investment customer receivables, which are classified in accrued interest and accounts receivable, and all other interest-earning assets, which are classified in other assets on the Consolidated balance sheets.
(d) All other interest-bearing liabilities includes interest expense on brokerage-related customer payables.

Note 8 – Pension and other postretirement employee benefit plans

The Firm has various defined benefit pension plans and OPEB plans that provide benefits to its employees in the U.S. and certain non-U.S. locations. Substantially all the defined benefit pension plans are closed to new participants. The principal defined benefit pension plan in the U.S., which covered substantially all U.S. employees, was closed to new participants and frozen for existing participants on January 1, 2020, (and January 1, 2019 for new hires on or after December 2, 2017). Interest credits continue to accrue to participants' accounts based on their accumulated balances.

The Firm maintains funded and unfunded postretirement benefit plans that provide medical and life insurance for certain eligible employees and retirees as well as their dependents covered under these programs. None of these plans have a material impact on the Firm's Consolidated Financial Statements.

The Firm also provides a qualified defined contribution plan in the U.S. and maintains other similar arrangements in certain non-U.S. locations. The most significant of these plans is the JPMorgan Chase 401(k) Savings Plan ("the 401(k) Savings Plan"), which covers substantially all U.S. employees. Employees can contribute to the 401(k) Savings Plan on a pretax and/ or after-tax basis. The Firm makes annual matching and pay credit contributions to the 401(k) Savings Plan on behalf of eligible participants.

The following table presents the pretax benefit obligations, plan assets, the net funded status, and the amounts recorded in AOCI on the Consolidated balance sheets for the Firm's significant defined benefit pension and OPEB plans.

As of or for the year ended December 31, (in millions)	2025	2024
Projected benefit obligations	$ (14,724)	$ (14,459)
Fair value of plan assets	23,603	22,201
Net funded status	8,879	7,742
Accumulated other comprehensive income/(loss)	(965)	(1,649)

The weighted-average discount rate used to value the benefit obligations as of December 31, 2025 and 2024, was 5.39% and 5.49%, respectively.

Gains and losses

Gains or losses resulting from changes in the benefit obligation and the fair value of plan assets are recorded in OCI. Amortization of net gains or losses are recognized as part of the net periodic benefit cost over subsequent periods, if, as of the beginning of the year, the net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of the plan assets. Amortization is generally over the average expected remaining lifetime of plan participants, given the frozen status of most plans. For the year ended December 31, 2025, the net gain was attributable to higher than expected returns on plan assets, partially offset by projected benefit obligation net losses primarily related to changes in the discount rate. For the year ended December 31, 2024, the net loss was attributable to lower than expected returns on plan assets, partially offset by projected benefit obligation net gains primarily related to changes in the discount rate.

The following table presents the net periodic benefit costs reported in the Consolidated statements of income for the Firm's defined benefit pension, defined contribution and OPEB plans, and in other comprehensive income for the defined benefit pension and OPEB plans.

Year ended December 31, (in millions)	2025	2024	2023
Total net periodic defined benefit plan credit[a]	$ (184) [b]	$ (462)	$ (393)
Total defined contribution plans	1,925	1,733	1,609
Total pension and OPEB cost included in noninterest expense	$ 1,741	$ 1,271	$ 1,216
Total recognized in other comprehensive (income)/loss	$ (691)	$ 131	$ (421)

(a) The service cost component of net periodic defined benefit cost is reported in compensation expense; all other components of net periodic defined benefit costs are reported in other expense in the Consolidated statements of income.
(b) Includes pension settlement losses of $78 million for the year ended December 31, 2025.

Notes to consolidated financial statements

The following table presents the weighted-average actuarial assumptions used to determine the net periodic benefit costs for the defined benefit pension and OPEB plans.

Year ended December 31,	2025	2024	2023
Discount rate	**5.49 %**	5.16 %	5.14 %
Expected long-term rate of return on plan assets	**5.44 %**	6.15 %	5.74 %

Plan assumptions

The Firm's expected long-term rate of return is a blended weighted average, by asset allocation of the projected long-term returns for the various asset classes, taking into consideration local market conditions and the specific allocation of plan assets. Returns on asset classes are developed using a forward-looking approach and are not strictly based on historical returns, with consideration given to current market conditions and the portfolio mix of each plan.

The discount rates used in determining the benefit obligations are generally provided by the Firm's actuaries, with the Firm's principal defined benefit pension plan using a rate that was selected by reference to the yields on portfolios of bonds with maturity dates and coupons that closely match the plan's projected annual cash flows.

Investment strategy and asset allocation

The assets of the Firm's defined benefit pension plans are held in various trusts and are invested in well-diversified portfolios of equity and fixed income securities, cash and cash equivalents, and alternative investments. The Firm regularly reviews the asset allocations and asset managers, as well as other factors that could impact the portfolios, which are rebalanced when deemed necessary. As of December 31, 2025, the approved asset allocation ranges by asset class for the Firm's principal defined benefit plan are 41-100% debt securities, 0-40% equity securities, and 0-14% alternatives.

Assets held by the Firm's defined benefit pension and OPEB plans do not include securities issued by JPMorganChase or its affiliates, except through indirect exposures through investments in exchange traded funds, mutual funds and collective investment funds managed by third-parties. The defined benefit pension and OPEB plans hold investments that are sponsored or managed by affiliates of JPMorganChase in the amount of $2.1 billion and $1.8 billion as of December 31, 2025 and 2024, respectively.

Fair value measurement of the plans' assets and liabilities

Refer to Note 2 for information on fair value measurements, including descriptions of level 1, 2, and 3 of the fair value hierarchy and the valuation methods employed by the Firm.

Defined benefit pension and OPEB plans assets and liabilities measured at fair value

December 31, (in millions)	2025				2024			
	Level 1[a]	Level 2[b]	Level 3[c]	Total fair value	Level 1[a]	Level 2[b]	Level 3[c]	Total fair value
Assets measured at fair value classified in the fair value hierarchy	$ 7,834	$ 9,809	$ 4,160	$ 21,803	$ 6,910	$ 9,693	$ 3,956	$ 20,559
Assets measured at fair value using NAV as a practical expedient				2,388				2,101
Net defined benefit pension plan payables				(588)				(459)
Total fair value of plan assets				$ 23,603				$ 22,201

(a) Consists predominantly of equity securities, fund investments, U.S. federal and non-U.S. government debt securities, and cash equivalents.
(b) Consists of corporate debt securities, mortgage-backed securities, fund investments, and U.S. state, local and non-U.S. government debt securities.
(c) Consists predominantly of corporate-owned life insurance policies.

Changes in level 3 fair value measurements using significant unobservable inputs

Investments classified in level 3 of the fair value hierarchy increased in 2025 to $4.2 billion, due to $361 million in unrealized gains, partially offset by $58 million in sales, $52 million of transfers out, and $46 million in settlements. The net increase in 2024 was due to $536 million of transfers in and $415 million in unrealized gains, partially offset by $123 million in settlements.

Estimated future benefit payments

The following table presents benefit payments expected to be paid for the defined benefit pension and OPEB plans for the years indicated.

Year ended December 31, (in millions)		
2026	$	2,253
2027		1,074
2028		1,061
2029		1,031
2030		1,017
Years 2031–2035		4,834

Notes to consolidated financial statements

Note 9 – Employee share-based incentives

Employee share-based awards

In 2025, 2024 and 2023, JPMorganChase granted long-term share-based awards to certain employees under its LTIP. As of December 31, 2025, 77 million shares of common stock were available under the LTIP for issuance through May 2028. The LTIP is the only active plan under which the Firm is currently granting share-based incentive awards.

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest at a rate of 50% after two years and 50% after three years and are converted into shares of common stock as of the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination based on age and/or service-related requirements, subject to post-employment and other restrictions. All RSU awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. Predominantly all RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSUs are outstanding.

Generally, performance share units ("PSUs") are granted annually, and approved by the Firm's Board of Directors, to members of the Firm's Operating Committee under the variable compensation program. PSUs are subject to the Firm's achievement of specified performance criteria over a three-year period. The number of PSUs that vest can range from zero to 150% of the grant amount. In addition, dividends that accrue during the vesting period are reinvested in dividend equivalent share units. PSUs and the related dividend equivalent share units are converted into shares of common stock after vesting.

Once the PSUs and dividend equivalent share units have vested, the shares of common stock that are delivered, after applicable tax withholding, must be retained for an additional holding period, for a total combined vesting and holding period of approximately five to eight years from the grant date depending on regulations in certain countries.

Under the LTIP, stock appreciation rights ("SARs") were granted with an exercise price equal to the fair value of JPMorganChase's common stock on the grant date. SARs expire ten years after the grant date. There were no grants of SARs in 2025, 2024 or 2023.

The Firm separately recognizes compensation expense for each tranche of each award, net of estimated forfeitures, as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions and awards granted with no future substantive service requirement, the Firm accrues the estimated value of awards expected to be awarded to employees as of the grant date without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

The Firm's policy for issuing shares upon settlement of employee share-based incentive awards is to issue either new shares of common stock or treasury shares. During 2025, 2024 and 2023, the Firm settled all of its employee share-based awards by issuing treasury shares.

Refer to Note 23 for further information on the classification of share-based awards for purposes of calculating earnings per share.

RSUs, PSUs and SARs activity

Generally, compensation expense for RSUs and PSUs is measured based on the number of units granted multiplied by the stock price at the grant date, and for SARs, is measured at the grant date using the Black-Scholes valuation model. Compensation expense for these awards is recognized in net income as described previously. The following table summarizes JPMorganChase's RSUs, PSUs and SARs activity for 2025.

Year ended December 31, 2025 (in thousands, except weighted-average data, and where otherwise stated)	RSUs/PSUs		SARs			
	Number of units	Weighted-average grant date fair value	Number of awards	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding, January 1	50,609	$ 150.41	2,250	$ 152.19		
Granted	14,602	261.24	—	—		
Exercised or vested	(20,469)	148.74	—	—		
Forfeited	(2,182)	176.47	—	—		
Canceled	NA	NA	—	—		
Outstanding, December 31	42,560	$ 187.64	2,250	$ 152.19	5.7	$ 385,369
Exercisable, December 31	NA	NA	—	—	—	—

The total fair value of RSUs and PSUs that vested during the years ended December 31, 2025, 2024 and 2023, was $5.0 billion, $3.5 billion and $2.5 billion, respectively. There were no SARs exercised in 2025 and 2024. The total intrinsic value of SARs exercised during the year ended December 31, 2023 was $24 million.

Compensation expense

The Firm recognized the following noncash compensation expense related to its various employee share-based incentive plans in its Consolidated statements of income.

Year ended December 31, (in millions)	2025	2024	2023
Cost of prior grants of RSUs, PSUs and SARs that are amortized over their applicable vesting periods	$ 1,541	$ 1,622	$ 1,510
Accrual of estimated costs of share-based awards to be granted in future periods, predominantly those to full-career eligible employees	2,073	1,882	1,607
Total noncash compensation expense related to employee share-based incentive plans	$ 3,614	$ 3,504	$ 3,117

At December 31, 2025, approximately $1.0 billion (pretax) of compensation expense related to unvested awards had not yet been charged to net income. That cost is expected to be amortized into compensation expense over a weighted-average period of 1.6 years. The Firm does not capitalize any compensation expense related to share-based compensation awards to employees.

Tax benefits

Income tax benefits (including tax benefits from dividends or dividend equivalents) related to share-based incentive arrangements recognized in the Firm's Consolidated statements of income for the years ended December 31, 2025, 2024 and 2023, were $1.4 billion, $1.0 billion and $836 million, respectively.

Notes to consolidated financial statements

Note 10 – Investment securities

Investment securities consist of debt securities that are classified as AFS or HTM. Debt securities classified as trading assets are discussed in Note 2. Predominantly all of the Firm's AFS and HTM securities are held by Treasury and CIO in connection with its asset-liability management activities.

AFS securities are carried at fair value on the Consolidated balance sheets. Unrealized gains and losses, after any applicable hedge accounting adjustments or allowance for credit losses, are reported in AOCI. The specific identification method is used to determine realized gains and losses on AFS securities, which are included in investment securities gains/(losses) on the Consolidated statements of income. HTM securities, which the Firm has the intent and ability to hold until maturity, are carried at amortized cost, net of allowance for credit losses, on the Consolidated balance sheets.

For both AFS and HTM securities, purchase discounts or premiums are generally amortized into interest income on a level-yield basis over the contractual life of the security. However, premiums on certain callable debt securities are amortized to the earliest call date.

During the third quarter of 2025, the Firm transferred $44.1 billion of investment securities from AFS to HTM for asset-liability management purposes. AOCI included pretax unrealized gains of $575 million on the securities at the date of transfer.

Unrealized gains or losses at the date of transfer of these securities continue to be reported in AOCI and are amortized into interest income on a level-yield basis over the remaining life of the securities. This amortization will offset the effect on interest income of the amortization of the premium or discount resulting from the transfer recorded at fair value.

Effective January 1, 2023, the Firm adopted the portfolio layer method hedge accounting guidance which permitted a transfer of HTM securities to AFS upon adoption. The Firm transferred obligations of U.S. states and municipalities with a carrying value of $7.1 billion resulting in the recognition of $38 million net pre-tax unrealized losses in AOCI. Refer to Note 24 for additional information.

Transfers of securities between AFS and HTM are non-cash transactions.

The amortized costs and estimated fair values of the investment securities portfolio were as follows for the dates indicated.

December 31, (in millions)	2025				2024			
	Amortized cost[c][d]	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost[c][d]	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities								
Mortgage-backed securities:								
U.S. GSEs and government agencies	$ 92,112	$ 1,075	$ 2,215	$ 90,972	$ 95,671	$ 251	$ 4,029	$ 91,893
Residential:								
U.S.	5,564	38	17	5,585	4,242	16	50	4,208
Non-U.S.	405	1	—	406	600	3	—	603
Commercial	4,466	48	30	4,484	4,115	20	70	4,065
Total mortgage-backed securities	102,547	1,162	2,262	101,447	104,628	290	4,149	100,769
U.S. Treasury and government agencies	313,470	2,384	32	315,822	235,495	545	1,261	234,779
Obligations of U.S. states and municipalities	20,915	118	793	20,240	18,337	110	534	17,913
Non-U.S. government debt securities	45,676	215	236	45,655	36,655	94	504	36,245
Corporate debt securities	139	—	11	128	71	—	1	70
Asset-backed securities:								
Collateralized loan obligations	21,897	51	1	21,947	14,887	59	3	14,943
Other	1,941	25	7	1,959	2,125	17	9	2,133
Unallocated portfolio layer fair value basis adjustments[a]	641	(641)	—	NA	(1,153)	—	(1,153)	NA
Total available-for-sale securities	507,226	3,314	3,342	507,198	411,045	1,115	5,308	406,852
Held-to-maturity securities[b]								
Mortgage-backed securities:								
U.S. GSEs and government agencies	89,073	57	9,200	79,930	97,177	6	13,531	83,652
U.S. Residential	7,542	6	570	6,978	8,605	4	904	7,705
Commercial	6,493	19	234	6,278	8,817	24	389	8,452
Total mortgage-backed securities	103,108	82	10,004	93,186	114,599	34	14,824	99,809
U.S. Treasury and government agencies	132,727	134	6,414	126,447	108,632	—	11,212	97,420
Obligations of U.S. states and municipalities	8,600	17	609	8,008	9,310	32	631	8,711
Asset-backed securities:								
Collateralized loan obligations	24,695	29	6	24,718	40,573	84	14	40,643
Other	1,004	1	20	985	1,354	2	39	1,317
Total held-to-maturity securities	270,134	263	17,053	253,344	274,468	152	26,720	247,900
Total investment securities, net of allowance for credit losses	$ 777,360	$ 3,577	$ 20,395	$ 760,542	$ 685,513	$ 1,267	$ 32,028	$ 654,752

(a) Represents the amount of portfolio layer method basis adjustments related to AFS securities hedged in a closed portfolio. Under U.S. GAAP portfolio layer method basis adjustments are not allocated to individual securities, however, the amounts impact the unrealized gains or losses in the table for the types of securities being hedged. Refer to Note 1 and Note 5 for additional information.

(b) The Firm purchased $5.4 billion, $4.7 billion and $4.1 billion of HTM securities for the years ended December 31, 2025, 2024 and 2023, respectively.

(c) The amortized cost of investment securities is reported net of allowance for credit losses of $106 million, $152 million and $128 million at December 31, 2025, 2024 and 2023, respectively.

(d) Excludes $4.6 billion and $3.7 billion of accrued interest receivable at December 31, 2025 and 2024, respectively, included in accrued interest and accounts receivable on the Consolidated balance sheets. The Firm generally does not recognize an allowance for credit losses on accrued interest receivable, consistent with its policy to write them off no later than 90 days past due by reversing interest income. The Firm did not reverse through interest income any accrued interest receivable for the years ended December 31, 2025 and 2024.

Notes to consolidated financial statements

At December 31, 2025, the investment securities portfolio consisted of debt securities with an average credit rating of AA+ (based upon external ratings where available, and where not available, based primarily upon internal risk ratings). Risk ratings are used to identify the credit quality of securities and differentiate risk within the portfolio. The Firm's internal risk ratings generally align with the qualitative characteristics (e.g., borrower capacity to meet financial commitments and vulnerability to changes in the economic environment) defined by S&P and

Moody's, however, the quantitative characteristics (e.g., probability of default ("PD") and loss given default ("LGD")) may differ as they reflect internal historical experiences and assumptions. Risk ratings are assigned at acquisition, reviewed on a regular and ongoing basis by Credit Risk Management and adjusted as necessary over the life of the investment for updated information affecting the issuer's ability to fulfill its obligations.

AFS securities impairment

The following tables present the fair value and gross unrealized losses by aging category for AFS securities at December 31, 2025 and 2024. The tables exclude U.S. Treasury and government agency securities and U.S. GSE and government agency MBS with unrealized losses of $2.2 billion and $5.3 billion, at December 31, 2025 and 2024, respectively; changes in the value of these securities are generally driven by changes in interest rates rather than changes in their credit profile given the explicit or implicit guarantees provided by the U.S. government.

| | Available-for-sale securities with gross unrealized losses | | | | | | | |
| | Less than 12 months | | 12 months or more | | | | | |
Year ended December 31, 2025 (in millions)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses		
Available-for-sale securities								
Mortgage-backed securities:								
Residential:								
U.S.	$ 36	$ —	$ 609	$ 17	$ 645	$ 17		
Non-U.S.	3	—	20	—	23	—		
Commercial	142	1	576	29	718	30		
Total mortgage-backed securities	181	1	1,205	46	1,386	47		
Obligations of U.S. states and municipalities	5,519	131	9,597	662	15,116	793		
Non-U.S. government debt securities	9,324	76	4,954	160	14,278	236		
Corporate debt securities	114	11	—	—	114	11		
Asset-backed securities:								
Collateralized loan obligations	814	—	143	1	957	1		
Other	63	—	131	7	194	7		
Total available-for-sale securities with gross unrealized losses	$ 16,015	$ 219	$ 16,030	$ 876	$ 32,045	$ 1,095		

| | Available-for-sale securities with gross unrealized losses | | | | | | | |
| | Less than 12 months | | 12 months or more | | | | | |
Year ended December 31, 2024 (in millions)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses		
Available-for-sale securities								
Mortgage-backed securities:								
Residential:								
U.S.	$ 1,505	$ 6	$ 925	$ 44	$ 2,430	$ 50		
Non-U.S.	—	—	30	—	30	—		
Commercial	763	8	1,184	62	1,947	70		
Total mortgage-backed securities	2,268	14	2,139	106	4,407	120		
Obligations of U.S. states and municipalities	10,037	233	2,412	301	12,449	534		
Non-U.S. government debt securities	14,234	234	4,184	270	18,418	504		
Corporate debt securities	9	—	30	1	39	1		
Asset-backed securities:								
Collateralized loan obligations	2	—	375	3	377	3		
Other	214	1	200	8	414	9		
Total available-for-sale securities with gross unrealized losses	$ 26,764	$ 482	$ 9,340	$ 689	$ 36,104	$ 1,171		

AFS securities are considered impaired if the fair value is less than the amortized cost.

The Firm recognizes impairment losses in earnings if the Firm has the intent to sell the debt security, or if it is more likely than not that the Firm will be required to sell the debt security before recovery of its amortized cost. In these circumstances the impairment loss is recognized in investment securities gains/(losses) in the Consolidated Statements of Income and is equal to the full difference between the amortized cost (net of allowance if applicable) and the fair value of the security.

For impaired debt securities that the Firm has the intent and ability to hold, the securities are evaluated to determine if a credit loss exists. If it is determined that a credit loss exists, that loss is recognized as an allowance for credit losses through the provision for credit losses in the Consolidated Statements of Income, limited by the amount of impairment. Any impairment on debt securities that the Firm has the intent and ability to hold not due to credit losses is recorded in OCI.

Factors considered in evaluating credit losses include adverse conditions specifically related to the industry, geographic area or financial condition of the issuer or underlying collateral of a security; and payment structure of the security.

When assessing securities issued in a securitization for credit losses, the Firm estimates cash flows considering relevant market and economic data, underlying loan-level data, and structural features of the securitization, such as subordination, excess spread, overcollateralization or other forms of credit enhancement, and compares the losses projected for the underlying collateral ("pool losses") against the level of credit enhancement in the securitization structure to determine whether these features are sufficient to absorb the pool losses, or whether a credit loss exists.

For beneficial interests in securitizations that are rated below "AA" at their acquisition, or that can be contractually prepaid or otherwise settled in such a way that the Firm would not recover substantially all of its recorded investment, the Firm evaluates impairment for credit losses when there is an adverse change in expected cash flows.

HTM securities – credit risk
Allowance for credit losses
The allowance for credit losses on HTM securities represents expected credit losses over the remaining expected life of the securities.

The allowance for credit losses on HTM obligations of U.S. states and municipalities and commercial mortgage-backed securities is calculated by applying statistical credit loss factors (estimated PD and LGD)

to the amortized cost. The credit loss factors are derived using a weighted average of five internally developed eight-quarter macroeconomic scenarios, followed by a single year straight-line interpolation to revert to long run historical information for periods beyond the forecast period. Refer to Note 13 for further information on the eight-quarter macroeconomic forecast.

The allowance for credit losses on HTM collateralized loan obligations and U.S. residential mortgage-backed securities is calculated as the difference between the amortized cost and the present value of the cash flows expected to be collected, discounted at the security's effective interest rate. These cash flow estimates are developed based on expectations of underlying collateral performance derived using the eight-quarter macroeconomic forecast and the single year straight-line interpolation, as well as considering the structural features of the security.

The application of different inputs and assumptions into the calculation of the allowance for credit losses is subject to significant management judgment, and emphasizing one input or assumption over another, or considering other inputs or assumptions, could affect the estimate of the allowance for credit losses on HTM securities.

Credit quality indicator
The primary credit quality indicator for HTM securities is the risk rating assigned to each security. At both December 31, 2025 and 2024, all HTM securities were rated investment grade and were current and accruing, with approximately 99% rated at least AA+ (based upon external ratings where available, and where not available, based primarily upon internal risk ratings).

Allowance for credit losses on investment securities
The allowance for credit losses on investment securities as of December 31, 2025 was $106 million, which included the impact of a $17 million reduction in allowance related to a sale of a corporate debt security. As of December 31, 2024 and 2023, the allowance for credit losses in investment securities was $152 million and $128 million, respectively, which included a cumulative-effect adjustment to retained earnings related to the transfer of HTM securities to AFS for the year ended December 31, 2023.

Selected impacts of investment securities on the Consolidated statements of income

Year ended December 31, (in millions)	2025	2024	2023
Realized gains	$ 674	$ 593	$ 622
Realized losses	(731)	(1,614)	(3,802)
Investment securities losses	**$ (57)**	**$ (1,021)**	**$(3,180)**
Provision for credit losses	**$ (28)**	**$ 24**	**$ 38**

Notes to consolidated financial statements

Contractual maturities and yields

The following table presents the amortized cost and estimated fair value at December 31, 2025, of JPMorganChase's investment securities portfolio by contractual maturity.

By remaining maturity December 31, 2025 (in millions)	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years[c]		Total	
Available-for-sale securities										
Mortgage-backed securities										
Amortized cost	$	986	$	12,032	$	5,186	$	84,351	$	102,555
Fair value		978		12,215		5,258		82,996		101,447
Average yield[a]		2.79 %		4.58 %		4.62 %		4.56 %		4.55 %
U.S. Treasury and government agencies										
Amortized cost	$	37,727	$	224,284	$	45,128	$	6,331	$	313,470
Fair value		37,869		225,962		45,529		6,462		315,822
Average yield[a]		4.17 %		4.04 %		4.20 %		4.58 %		4.09 %
Obligations of U.S. states and municipalities										
Amortized cost	$	—	$	21	$	138	$	20,756	$	20,915
Fair value		—		21		133		20,086		20,240
Average yield[a]		— %		3.95 %		3.89 %		5.11 %		5.10 %
Non-U.S. government debt securities										
Amortized cost	$	10,838	$	21,233	$	11,769	$	1,836	$	45,676
Fair value		10,848		21,305		11,719		1,783		45,655
Average yield[a]		3.51 %		4.03 %		3.53 %		3.21 %		3.75 %
Corporate debt securities										
Amortized cost	$	49	$	123	$	—	$	—	$	172
Fair value		13		115		—		—		128
Average yield[a]		17.50 %		15.66 %		— %		— %		16.18 %
Asset-backed securities										
Amortized cost	$	3	$	327	$	1,291	$	22,217	$	23,838
Fair value		3		329		1,296		22,278		23,906
Average yield[a]		5.30 %		5.62 %		5.71 %		5.04 %		5.08 %
Total available-for-sale securities										
Amortized cost[b]	$	49,603	$	258,020	$	63,512	$	135,491	$	506,626
Fair value		49,711		259,947		63,935		133,605		507,198
Average yield[a]		4.01 %		4.07 %		4.14 %		4.71 %		4.24 %
Held-to-maturity securities										
Mortgage-backed securities										
Amortized cost	$	1,161	$	8,780	$	5,314	$	87,891	$	103,146
Fair value		1,147		8,319		4,908		78,812		93,186
Average yield[a]		1.90 %		2.47 %		3.21 %		2.90 %		2.87 %
U.S. Treasury and government agencies										
Amortized cost	$	17,328	$	91,142	$	24,257	$	—	$	132,727
Fair value		17,155		87,552		21,740		—		126,447
Average yield[a]		1.23 %		2.69 %		1.48 %		— %		2.28 %
Obligations of U.S. states and municipalities										
Amortized cost	$	—	$	53	$	286	$	8,288	$	8,627
Fair value		—		50		265		7,693		8,008
Average yield[a]		— %		4.72 %		3.14 %		3.91 %		3.89 %
Asset-backed securities										
Amortized cost	$	—	$	399	$	12,811	$	12,489	$	25,699
Fair value		—		398		12,815		12,490		25,703
Average yield[a]		— %		2.94 %		4.47 %		4.62 %		4.52 %
Total held-to-maturity securities										
Amortized cost[b]	$	18,489	$	100,374	$	42,668	$	108,668	$	270,199
Fair value		18,302		96,319		39,728		98,995		253,344
Average yield[a]		1.27 %		2.67 %		2.60 %		3.17 %		2.77 %

(a) Average yield is computed using the effective yield of each security owned at the end of the period, weighted based on the amortized cost of each security. The effective yield considers the contractual coupon, amortization of premiums and accretion of discounts, and the effect of related hedging derivatives, including closed portfolio hedges. Taxable-equivalent amounts are used where applicable. The effective yield excludes unscheduled principal prepayments; and accordingly, actual maturities of securities may differ from their contractual or expected maturities as certain securities may be prepaid. However, for certain callable debt securities, the average yield is calculated to the earliest call date.

(b) For purposes of this table, the amortized cost of available-for-sale securities excludes the allowance for credit losses of $41 million and the portfolio layer fair value hedge basis adjustments of $641 million at December 31, 2025. The amortized cost of held-to-maturity securities also excludes the allowance for credit losses of $65 million at December 31, 2025.

(c) Substantially all of the Firm's U.S. residential MBS and collateralized mortgage obligations are due in 10 years or more, based on contractual maturity. The estimated weighted-average life, which reflects anticipated future prepayments, is approximately seven years for agency residential MBS, six years for agency residential collateralized mortgage obligations, and four years for nonagency residential collateralized mortgage obligations.

Note 11 – Securities financing activities

JPMorganChase enters into resale, repurchase, securities borrowed and securities loaned agreements (collectively, "securities financing agreements") primarily to finance the Firm's inventory positions, acquire securities to cover short sales, accommodate clients' financing needs, settle other securities obligations and to deploy the Firm's excess cash.

Securities financing agreements are treated as collateralized financings on the Firm's Consolidated balance sheets. Where appropriate under applicable accounting guidance, securities financing agreements with the same counterparty are reported on a net basis. Refer to Note 1 for further discussion of the offsetting of assets and liabilities. Fees received and paid in connection with securities financing agreements are recorded over the life of the agreement in interest income and interest expense on the Consolidated statements of income.

The Firm has elected the fair value option for certain securities financing agreements. Refer to Note 3 for further information regarding the fair value option. The securities financing agreements for which the fair value option has been elected are reported within securities purchased under resale agreements, securities loaned or sold under repurchase agreements, and securities borrowed on the Consolidated balance sheets. Generally, for agreements carried at fair value, current-period interest accruals are recorded within interest income and interest expense, with changes in fair value reported in principal transactions revenue. However, for financial instruments containing embedded derivatives that would be separately accounted for in accordance with accounting guidance for hybrid instruments, all changes in fair value, including any interest elements, are reported in principal transactions revenue.

Securities financing agreements not elected under the fair value option are measured at amortized cost. As a result of the Firm's credit risk mitigation practices described below, the Firm did not hold any allowance for credit losses with respect to resale and securities borrowed arrangements as of December 31, 2025 and 2024.

Credit risk mitigation practices

Securities financing agreements expose the Firm primarily to credit and liquidity risk. To manage these risks, the Firm monitors the value of the underlying securities (predominantly high-quality securities collateral, including government-issued debt and U.S. GSEs and government agencies MBS) that it has received from or provided to its counterparties compared to the value of cash proceeds and exchanged collateral, and either requests additional collateral or returns securities or collateral when appropriate. Margin levels are initially established based upon the counterparty, the type of underlying securities, and the permissible collateral, and are monitored on an ongoing basis.

In resale and securities borrowed agreements, the Firm is exposed to credit risk to the extent that the value of the securities received is less than initial cash principal advanced and any collateral amounts exchanged. In repurchase and securities loaned agreements, credit risk exposure arises to the extent that the value of underlying securities advanced exceeds the value of the initial cash principal received, and any collateral amounts exchanged.

Additionally, the Firm typically enters into master netting agreements and other similar arrangements with its counterparties, which provide for the right to liquidate the underlying securities and any collateral amounts exchanged in the event of a counterparty default. It is also the Firm's policy to take possession, where possible, of the securities underlying resale and securities borrowed agreements. Refer to Note 29 for further information regarding assets pledged and collateral received in securities financing agreements.

Notes to consolidated financial statements

The table below summarizes the gross and net amounts of the Firm's securities financing agreements, as of December 31, 2025 and 2024. When the Firm has obtained an appropriate legal opinion with respect to a master netting agreement with a counterparty and where other relevant netting criteria under U.S. GAAP are met, the Firm nets, on the Consolidated balance sheets, the balances outstanding under its securities financing agreements with the same counterparty. In addition, the Firm exchanges securities and/or cash collateral with its counterparty to reduce the economic exposure with the counterparty, but such collateral is not eligible for net Consolidated balance sheet presentation. Where the Firm has obtained an appropriate legal opinion with respect to the counterparty master netting agreement, such collateral, along with securities financing balances that do not meet all these relevant netting criteria under U.S. GAAP, is presented in the table below as "Amounts not nettable on the Consolidated balance sheets," and reduces the "Net amounts" presented. Where a legal opinion has not been either sought or obtained, the securities financing balances are presented gross in the "Net amounts" below. In transactions where the Firm is acting as the lender in a securities-for-securities lending agreement and receives securities that can be pledged or sold as collateral, the Firm recognizes the securities received at fair value within other assets and the obligation to return those securities within accounts payable and other liabilities on the Consolidated balance sheets.

		December 31, 2025			
(in millions)	Gross amounts	Amounts netted on the Consolidated balance sheets	Amounts presented on the Consolidated balance sheets	Amounts not nettable on the Consolidated balance sheets[b]	Net amounts[c]
Assets					
Securities purchased under resale agreements	$ 618,516	$ (282,090)	$ 336,426	$ (324,217)	$ 12,209
Securities borrowed	357,361	(71,170)	286,191	(234,466)	51,725
Liabilities					
Securities sold under repurchase agreements	$ 715,251	$ (282,090)	$ 433,161	$ (397,550)	$ 35,611
Securities loaned and other[a]	86,829	(71,170)	15,659	(15,534)	125

		December 31, 2024			
(in millions)	Gross amounts	Amounts netted on the Consolidated balance sheets	Amounts presented on the Consolidated balance sheets	Amounts not nettable on the Consolidated balance sheets[b]	Net amounts[c]
Assets					
Securities purchased under resale agreements	$ 607,154	$ (312,183)	$ 294,971	$ (282,220)	$ 12,751
Securities borrowed	267,917	(48,371)	219,546	(170,702)	48,844
Liabilities					
Securities sold under repurchase agreements	$ 603,683	$ (312,183)	$ 291,500	$ (249,763)	$ 41,737
Securities loaned and other[a]	58,989	(48,371)	10,618	(10,557)	61

(a) Includes securities-for-securities lending agreements of $6.6 billion and $5.9 billion at December 31, 2025 and 2024, respectively, accounted for at fair value, where the Firm is acting as lender.

(b) In some cases, collateral exchanged with a counterparty exceeds the net asset or liability balance with that counterparty. In such cases, the amounts reported in this column are limited to the related net asset or liability with that counterparty.

(c) Includes securities financing agreements that provide collateral rights, but where an appropriate legal opinion with respect to the master netting agreement has not been either sought or obtained. At December 31, 2025 and 2024, included $9.4 billion and $8.7 billion, respectively, of securities purchased under resale agreements; $44.0 billion and $42.9 billion, respectively, of securities borrowed; $34.9 billion and $40.9 billion, respectively, of securities sold under repurchase agreements; and securities loaned and other which were not material.

The tables below present as of December 31, 2025 and 2024 the types of financial assets pledged in securities financing agreements and the remaining contractual maturity of the securities financing agreements.

| | Gross liability balance | | | |
| | 2025 | | 2024 | |
December 31, (in millions)	Securities sold under repurchase agreements	Securities loaned and other	Securities sold under repurchase agreements	Securities loaned and other
Mortgage-backed securities:				
U.S. GSEs and government agencies	$ 124,776	$ —	$ 82,645	$ —
Residential - nonagency	1,685	—	2,610	—
Commercial - nonagency	2,285	—	2,344	—
U.S. Treasury, GSEs and government agencies	346,938	703	300,022	759
Obligations of U.S. states and municipalities	1,624	—	1,872	—
Non-U.S. government debt	122,346	1,415	117,614	1,852
Corporate debt securities	66,100	3,433	44,495	4,033
Asset-backed securities	6,545	—	4,619	—
Equity securities	42,952	81,278	47,462	52,345
Total	$ 715,251	$ 86,829	$ 603,683	$ 58,989

| | Remaining contractual maturity of the agreements | | | | |
December 31, 2025 (in millions)	Overnight and continuous	Up to 30 days	30 – 90 days	Greater than 90 days	Total
Total securities sold under repurchase agreements	$ 406,605	$ 168,256	$ 18,169	$ 122,221	$ 715,251
Total securities loaned and other	78,233	1,316	976	6,304	86,829

| | Remaining contractual maturity of the agreements | | | | |
December 31, 2024 (in millions)	Overnight and continuous	Up to 30 days	30 – 90 days	Greater than 90 days	Total
Total securities sold under repurchase agreements	$ 308,392	$ 171,346	$ 19,932	$ 104,013	$ 603,683
Total securities loaned and other	54,066	1,463	1	3,459	58,989

Transfers not qualifying for sale accounting
At December 31, 2025 and 2024, the Firm held $787 million and $805 million, respectively, of financial assets for which the rights have been transferred to third parties; however, the transfers did not qualify as a sale in accordance with U.S. GAAP. These transfers have been recognized as collateralized financing transactions. The transferred assets are recorded in trading assets and loans, and the corresponding liabilities are recorded primarily in short-term borrowings and long-term debt on the Consolidated balance sheets.

Notes to consolidated financial statements

Note 12 – Loans

Loan accounting framework

The accounting for a loan depends on management's strategy for the loan. The Firm accounts for loans based on the following categories:

- Originated or purchased loans held-for-investment (i.e., "retained")
- Loans held-for-sale
- Loans at fair value

The following provides a detailed accounting discussion of the Firm's loans by category:

Loans held-for-investment

Originated or purchased loans held-for-investment, including PCD, are recorded at amortized cost, reflecting the principal amount outstanding, net of the following: unamortized deferred loan fees, costs, premiums or discounts; charge-offs; collection of cash; and foreign exchange. Credit card loans also include billed finance charges and fees.

Interest income

Interest income on performing loans held-for-investment is accrued and recognized as interest income at the contractual rate of interest. Purchase price discounts or premiums, as well as net deferred loan fees or costs, are recognized in interest income over the contractual life of the loan as an adjustment of yield.

The Firm classifies accrued interest on loans, including accrued but unbilled interest on credit card loans, in accrued interest and accounts receivable on the Consolidated balance sheets. For credit card loans, accrued interest once billed is then recognized in the loan balances, with the related allowance recorded in the allowance for credit losses. Changes in the allowance for credit losses on accrued interest on credit card loans are recognized in the provision for credit losses and charge-offs are recognized by reversing interest income. For other loans, the Firm generally does not recognize an allowance for credit losses on accrued interest receivables, consistent with its policy to write them off no later than 90 days past due by reversing interest income.

Nonaccrual loans

Nonaccrual loans are those on which the accrual of interest has been suspended. Loans (other than credit card loans and certain consumer loans insured by U.S. government agencies) are placed on nonaccrual status and considered nonperforming when full payment of principal and interest is not expected, regardless of delinquency status, or when principal and interest has been in default for a period of 90 days or more, unless the loan is both well-secured and in the process of collection. A loan is determined to be past due when the minimum payment is not received from the borrower by the contractually specified due date or for certain loans (e.g., residential real estate loans), when a monthly payment is due and unpaid for 30 days or more. Wholesale loans may be placed on nonaccrual status prior to becoming 90 days past due, as delinquency is generally a lagging indicator of credit quality. The Firm carefully monitors wholesale borrower liquidity, cash flows, enterprise/asset values, access to capital, and other relevant factors to make judgments about the borrower's ability to make all contractual payments. Finally, collateral-dependent loans are typically maintained on nonaccrual status.

On the date a loan is placed on nonaccrual status, all interest accrued but not collected is reversed against interest income. In addition, the amortization of deferred amounts is suspended. Interest income on nonaccrual loans may be recognized as cash interest payments are received (i.e., on a cash basis) if the recorded loan balance is deemed fully collectible; however, if there is doubt regarding the ultimate collectibility of the recorded loan balance, all interest cash receipts are applied to reduce the carrying value of the loan (the cost recovery method). For consumer loans, application of this policy typically results in the Firm recognizing interest income on nonaccrual consumer loans on a cash basis.

A loan may be returned to accrual status when repayment is reasonably assured and there has been demonstrated performance under the terms of the loan or, if applicable, the terms of the restructured loan.

As permitted by regulatory guidance, credit card loans are generally exempt from being placed on nonaccrual status; accordingly, interest and fees related to credit card loans continue to accrue until the loan is charged off or paid in full.

Allowance for loan losses

The allowance for loan losses represents the estimated expected credit losses in the held-for-investment loan portfolio at the balance sheet date and is recognized on the balance sheet as a contra asset, which brings the amortized cost to the net carrying value. Changes in the allowance for loan losses resulting from lending-related activity, macroeconomic variables, changes in credit and other inputs are recorded in the provision for credit losses on the Firm's Consolidated statements of income. Refer to Note 13 for further information on the Firm's accounting policies for the allowance for loan losses.

Charge-offs

Consumer loans are generally charged off or charged down to the lower of the amortized cost or the net realizable value of the underlying collateral (i.e., fair value less estimated costs to sell), with an offset to the allowance for loan losses, upon reaching specified stages of delinquency in accordance with standards established by the FFIEC. Residential real estate loans, unmodified credit card loans and scored business banking loans are generally charged off no later than 180 days past due. Scored auto and closed-end consumer loans, including modified credit card accounts placed on a fixed payment plan, are charged off no later than 120 days past due.

Certain consumer loans are charged off or charged down to their net realizable value earlier than the FFIEC charge-off standards in the following circumstances:

- Loans modified to borrowers experiencing financial difficulty that are determined to be collateral-dependent.
- Loans to borrowers who have experienced an event that suggests a loss is either known or highly certain are subject to accelerated charge-off standards (e.g., residential real estate and auto loans are charged off or charged down within 60 days of receiving notification of a bankruptcy filing).
- Auto loans upon repossession of the automobile.

Other than in certain limited circumstances, the Firm typically does not recognize charge-offs on the government-guaranteed portion of loans.

Wholesale loans are charged off when they are deemed to be uncollectible. For loans that are not collateral-dependent, the determination of whether to recognize a charge-off as well as amount includes many factors, including the Firm's confidence and visibility of the loan's impairment, after considering the prioritization of the Firm's claim in bankruptcy, expectations of the workout/restructuring of the loan and valuation of the borrower's equity or the loan collateral.

Collateral-dependent loans are charged down to the lower of its amortized cost or the estimated net realizable value of the underlying collateral, the determination of the fair value of the collateral depends on the type of collateral (e.g., securities, real estate). In cases where the collateral is in the form of liquid securities, the fair value is based on quoted market prices or broker quotes. For illiquid securities or other financial assets, the fair value of the collateral is generally estimated using a discounted cash flow model.

For residential real estate loans, collateral values are based upon external valuation sources. When it becomes likely that a borrower is either unable or unwilling to pay, the Firm utilizes a broker's price opinion, appraisal and/or an automated valuation model of the home based on an exterior-only valuation ("exterior opinions"), which is then updated at least every 12 months, or more frequently depending on various market factors. As soon as practicable after

the Firm receives the property in satisfaction of a debt (e.g., by taking legal title or physical possession), the Firm generally obtains an appraisal based on an inspection that includes the interior of the home ("interior appraisals"). Exterior opinions and interior appraisals are discounted based upon the Firm's experience with actual liquidation values as compared with the estimated values provided by exterior opinions and interior appraisals, considering state-specific factors.

For commercial real estate loans, collateral values are generally based on appraisals from internal and external valuation sources. Collateral values are typically updated every six to twelve months, either by obtaining a new appraisal or by performing an internal analysis, in accordance with the Firm's policies. The Firm also considers both borrower- and market-specific factors, which may result in obtaining appraisal updates or broker price opinions at more frequent intervals.

Loans held-for-sale
Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. For consumer loans, the valuation is performed on a portfolio basis. For wholesale loans, the valuation is performed on an individual loan basis.

Interest income on loans held-for-sale is accrued and recognized based on the contractual rate of interest.

Loan origination fees or costs and purchase price discounts or premiums are deferred in a contra loan account until the related loan is sold. The deferred fees or costs and discounts or premiums are an adjustment to the basis of the loan and therefore are included in the periodic determination of the lower of cost or fair value adjustments and/or the gain or loss recognized at the time of sale.

Because these loans are recognized at the lower of cost or fair value, the Firm's allowance for loan losses and charge-off policies do not apply to these loans. However, loans held-for-sale are subject to the Firm's nonaccrual policies.

Loans at fair value
Loans for which the fair value option has been elected are measured at fair value, with changes in fair value recorded in noninterest revenue.

Interest income on these loans is accrued and recognized based on the contractual rate of interest. Loan origination fees are recognized upfront in noninterest revenue. Loan origination costs are recognized in the associated expense category as incurred.

Because these loans are recognized at fair value, the Firm's allowance for loan losses and charge-off

Notes to consolidated financial statements

policies do not apply to these loans. However, loans at fair value are subject to the Firm's nonaccrual policies.

Refer to Note 3 for further information on the Firm's elections of fair value accounting under the fair value option. Refer to Note 2 and Note 3 for further information on loans carried at fair value and classified as trading assets.

Loan classification changes

Loans in the held-for-investment portfolio that management decides to sell are transferred to the held-for-sale portfolio at the lower of cost or fair value on the date of transfer. Credit-related losses are charged against the allowance for loan losses; non-credit related losses such as those due to changes in interest rates or foreign currency exchange rates are recognized in noninterest revenue.

In the event that management decides to retain a loan in the held-for-sale portfolio, the loan is transferred to the held-for-investment portfolio at amortized cost on the date of transfer. These loans are subsequently assessed for impairment based on the Firm's allowance methodology. Refer to Note 13 for a further discussion of the methodologies used in establishing the Firm's allowance for loan losses.

Loan modifications

The Firm seeks to modify certain loans in conjunction with its loss mitigation activities. Through the modification, JPMorganChase grants one or more concessions to a borrower who is experiencing financial difficulty in order to minimize the Firm's economic loss and avoid foreclosure or repossession of the collateral, and to ultimately maximize payments received by the Firm from the borrower. The concessions granted vary by program and by borrower-specific characteristics, and may include interest rate reductions, term extensions, other-than-insignificant payment delays or principal forgiveness.

Loans, except for credit card loans, reported as FDMs are generally placed on nonaccrual status, although in many cases such loans were already on nonaccrual status prior to modification. These loans may be returned to performing status (the accrual of interest is resumed) if the following criteria are met: (i) the borrower has performed under the modified terms for a minimum of six months and/or six payments, and (ii) the Firm has an expectation that repayment of the modified loan is reasonably assured based on, for example, the borrower's debt capacity and level of future earnings, collateral values, LTV ratios, and other current market considerations. In certain limited and well-defined circumstances in which the loan is current at the modification date, such loans are not placed on nonaccrual status at the time of modification.

The allowance for credit losses associated with FDMs is measured using the Firm's established allowance methodology, which considers the expected default rates for the modified loans. Refer to Note 13 for further discussion.

Foreclosed property

The Firm acquires property from borrowers through loan restructurings, workouts, and foreclosures. Property acquired may include real property (e.g., residential real estate, land, and buildings) and other commercial and personal property (e.g., automobiles, aircraft, railcars, and ships).

The Firm recognizes foreclosed property upon receiving assets in satisfaction of a loan (e.g., by taking legal title or physical possession). For loans collateralized by real property, the Firm generally recognizes the asset received at foreclosure sale or upon the execution of a deed in lieu of foreclosure transaction with the borrower. Foreclosed assets are reported in other assets on the Consolidated balance sheets and initially recognized at fair value less estimated costs to sell. Each quarter the fair value of the acquired property is reviewed and adjusted, if necessary, to the lower of cost or fair value. Subsequent adjustments to fair value are charged/credited to noninterest revenue. Operating expense, such as real estate taxes and maintenance, are charged to other expense.

Loan portfolio

The Firm's loan portfolio is divided into three portfolio segments, which are the same segments used by the Firm to determine the allowance for loan losses: Consumer, excluding credit card; Credit card; and Wholesale. Within each portfolio segment the Firm monitors and assesses the credit risk in the following classes of loans, based on the risk characteristics of each loan class.

Consumer, excluding credit card	Credit card	Wholesale[c][d]
• Residential real estate[a] • Auto and other[b]	• Credit card loans	• Secured by real estate • Commercial and industrial • Other[e]

(a) Includes scored mortgage and home equity loans held in CCB and AWM, and scored mortgage loans held in CIB.
(b) Includes scored auto, business banking and consumer unsecured loans as well as overdrafts, primarily in CCB.
(c) Includes loans held in CIB, AWM, Corporate, and risk-rated exposure held in CCB, for which the wholesale methodology is applied when determining the allowance for loan losses.
(d) The wholesale portfolio segment's classes align with loan classifications as defined by the Federal Reserve Board ("FRB") in effect at each period presented, based on the loan's collateral, purpose, and type of borrower.
(e) Includes loans to financial institutions, personal investment companies and trusts, individuals and individual entities (predominantly Global Private Bank clients within AWM and J.P. Morgan Wealth Management within CCB), states and political subdivisions, nonprofits, as well as loans to SPEs. Refer to Note 14 for more information on SPEs.

The following tables summarize the Firm's loan balances by portfolio segment.

December 31, 2025 (in millions)	Consumer, excluding credit card	Credit card	Wholesale	Total[a][b]
Retained	$ 368,741	$ 247,797	$ 792,367	$1,408,905
Held-for-sale	334	—	13,506	13,840
At fair value	33,183	—	37,501	70,684
Total	**$ 402,258**	**$ 247,797**	**$ 843,374**	**$1,493,429**

December 31, 2024 (in millions)	Consumer, excluding credit card	Credit card	Wholesale	Total[a][b]
Retained	$ 376,334	$ 232,860	$ 690,396	$ 1,299,590
Held-for-sale	945	—	6,103	7,048
At fair value	15,531	—	25,819	41,350
Total	**$ 392,810**	**$ 232,860**	**$ 722,318**	**$ 1,347,988**

(a) Excludes $7.0 billion and $6.6 billion of accrued interest receivable at December 31, 2025 and 2024, respectively. The Firm wrote off accrued interest receivable of $109 million and $84 million for the years ended December 31, 2025 and 2024, respectively.
(b) Loans (other than those for which the fair value option has been elected) are presented net of unamortized discounts and premiums and net deferred loan fees or costs, which were not material as of December 31, 2025 and 2024. For the discount associated with First Republic loans, refer to Note 34 on pages 312–314.

The following tables provide information about the amounts paid or received for retained loans purchased and sold during the periods indicated. Retained loans reclassified to held-for-sale during the periods indicated are reported at the lower of cost or market value on the date of transfer. Loans that were reclassified to held-for-sale and sold in a subsequent period are excluded from the sales line of these tables.

Year ended December 31, 2025 (in millions)	Consumer, excluding credit card	Credit card	Wholesale	Total
Purchases	$ 756 [b][c]	$ —	$ 1,696	$ 2,452
Sales	3,006	—	52,577	55,583
Retained loans reclassified to held-for-sale[a]	332	—	1,220	1,552

Year ended December 31, 2024 (in millions)	Consumer, excluding credit card	Credit card	Wholesale	Total
Purchases	$ 647 [b][c]	$ —	$ 1,432	$ 2,079
Sales	10,440	—	45,147	55,587
Retained loans reclassified to held-for-sale[a]	1,656	—	749	2,405

Notes to consolidated financial statements

Year ended December 31, 2023 (in millions)	Consumer, excluding credit card		Credit card		Wholesale		Total	
Purchases	$	92,205 [b][c][d]	$	—	$	60,300 [d]	$	152,505
Sales		2,202		—		43,949		46,151
Retained loans reclassified to held-for-sale[a]		274		—		1,486		1,760

(a) Reclassifications of loans to held-for-sale are non-cash transactions.
(b) Includes purchases of residential real estate loans, including the Firm's voluntary repurchases of certain delinquent loans from loan pools as permitted by Government National Mortgage Association ("Ginnie Mae") guidelines for the years ended December 31, 2025, 2024 and 2023. The Firm typically elects to repurchase these delinquent loans as it continues to service them and/or manage the foreclosure process in accordance with applicable requirements of Ginnie Mae, FHA, RHS, and/or VA.
(c) Excludes purchases of retained loans of $3.7 billion, $902 million and $5.1 billion for the years ended December 31, 2025, 2024 and 2023, respectively, which are predominantly sourced through the correspondent origination channel and underwritten in accordance with the Firm's standards.
(d) Includes loans acquired in the First Republic acquisition consisting of $91.9 billion in Consumer, excluding credit card and $59.2 billion in Wholesale. Refer to Note 34 for additional information.

Gains and losses on sales of loans

The following table provides information on the net gains/(losses) on sales of loans and lending-related commitments (including adjustments to record loans and lending-related commitments held-for-sale at the lower of cost or fair value), which were recognized in noninterest revenue. In addition, the sale of loans may also result in write downs, recoveries or changes in the allowance recognized in the provision for credit losses.

Year ended December 31, (in millions)	2025		2024		2023	
Net gains/(losses) on sales of loans and lending-related commitments [a]	$	208	$	154	$	56

(a) Includes $148 million, $113 million and $62 million related to loans for the years ended December 31, 2025, 2024 and 2023, respectively.

Consumer, excluding credit card loan portfolio

Consumer loans, excluding credit card loans, consist primarily of scored residential mortgages, home equity loans and lines of credit, auto and business banking loans, with a focus on serving the prime consumer credit market. These loans include home equity loans secured by junior liens and prime mortgage loans with an interest-only payment period.

The following table provides information about retained consumer loans, excluding credit card, by class.

December 31, (in millions)	2025	2024
Residential real estate	$ 303,531	$ 309,513
Auto and other	65,210	66,821
Total retained loans	**$ 368,741**	$ 376,334

Delinquency rates are the primary credit quality indicator for consumer loans. Loans that are more than 30 days past due provide an early warning of borrowers who may be experiencing financial difficulties and/or who may be unable or unwilling to repay the loan. As the loan continues to age, it becomes more clear whether the borrower is likely to be unable or unwilling to pay. In the case of residential real estate loans, late-stage delinquencies (greater than 150 days past due) are a strong indicator of loans that will ultimately result in a foreclosure or similar liquidation transaction. In addition to delinquency rates, other credit quality indicators for consumer loans vary based on the class of loan, as follows:

- For residential real estate loans, the current estimated LTV ratio, or the combined LTV ratio in the case of junior lien loans, is an indicator of the potential loss severity in the event of default. Additionally, LTV or combined LTV ratios can provide insight into a borrower's continued willingness to pay, as the delinquency rate of high-LTV loans tends to be greater than that for loans where the borrower has equity in the collateral. The geographic distribution of the loan collateral also provides insight as to the credit quality of the portfolio, as factors such as the regional economy, home price changes and specific events such as natural disasters, will affect credit quality. The borrower's current or "refreshed" FICO score is a secondary credit quality indicator for certain loans, as FICO scores are an indication of the borrower's credit payment history. Thus, a loan to a borrower with a low FICO score (less than 660) is considered to be of higher risk than a loan to a borrower with a higher FICO score. Further, a loan to a borrower with a high LTV ratio and a low FICO score is at greater risk of default than a loan to a borrower that has both a high LTV ratio and a high FICO score.

- For scored auto and business banking loans, geographic distribution is an indicator of the credit performance of the portfolio. Similar to residential real estate loans, geographic distribution provides insights into the portfolio performance based on regional economic activity and events.

Notes to consolidated financial statements

Residential real estate

Delinquency is the primary credit quality indicator for retained residential real estate loans. The following tables provide information on delinquency and gross charge-offs.

| As of or for the year ended December 31, 2025 (in millions, except ratios) | Term loans by origination year[c] | | | | | | Revolving loans | | |
	2025	2024	2023	2022	2021	Prior to 2021	Within the revolving period	Converted to term loans	Total
Loan delinquency[a]									
Current	$ 21,179	$ 9,894	$ 14,334	$ 57,258	$ 74,916	$110,489	$ 6,644	$ 6,246	$300,960
30–149 days past due	4	16	36	98	99	770	27	184	1,234
150 or more days past due	—	12	68	242	231	653	12	119	1,337
Total retained loans	$ 21,183	$ 9,922	$14,438	$57,598	$75,246	$ 111,912	$ 6,683	$ 6,549	$303,531
% of 30+ days past due to total retained loans[b]	0.02 %	0.28 %	0.72 %	0.59 %	0.44 %	1.26 %	0.58 %	4.63 %	0.84 %
Gross charge-offs	$ —	$ 2	$ 4	$ 7	$ 10	$ 9	$ 22	$ 4	$ 58

| As of or for the year ended December 31, 2024 (in millions, except ratios) | Term loans by origination year[c] | | | | | | Revolving loans | | |
	2024	2023	2022	2021	2020	Prior to 2020	Within the revolving period	Converted to term loans	Total
Loan delinquency[a]									
Current	$ 12,301	$ 17,280	$ 61,337	$ 79,760	$ 52,289	$ 70,270	$ 6,974	$ 7,088	$307,299
30–149 days past due	13	54	139	110	59	747	53	204	1,379
150 or more days past due	—	11	71	68	49	501	8	127	835
Total retained loans	$ 12,314	$ 17,345	$ 61,547	$ 79,938	$ 52,397	$ 71,518	$ 7,035	$ 7,419	$309,513
% of 30+ days past due to total retained loans[b]	0.11 %	0.37 %	0.34 %	0.22 %	0.21 %	1.72 %	0.87 %	4.46 %	0.71 %
Gross charge-offs	$ —	$ —	$ 1	$ 1	$ —	$ 176	$ 21	$ 7	$ 206

(a) Individual delinquency classifications include mortgage loans insured by U.S. government agencies which were not material at December 31, 2025 and 2024.

(b) Excludes mortgage loans that are 30 or more days past due insured by U.S. government agencies which were not material at December 31, 2025 and 2024. These amounts have been excluded based upon the government guarantee.

(c) Purchased loans are included in the year in which they were originated.

Approximately 37% of the total revolving loans are senior lien loans; the remaining balance are junior lien loans. The lien position the Firm holds is considered in the Firm's allowance for credit losses. Revolving loans that have been converted to term loans have higher delinquency rates than those that are still within the revolving period. That is primarily because the fully-amortizing payment that is generally required for those products is higher than the minimum payment options available for revolving loans within the revolving period.

Nonaccrual loans and other credit quality indicators

The following table provides information on nonaccrual and other credit quality indicators for retained residential real estate loans.

(in millions, except weighted-average data)	December 31, 2025		December 31, 2024
Nonaccrual loans[a][b][c][d]	$	3,632	$ 2,984
Current estimated LTV ratios[e][f][g]			
Greater than 125% and refreshed FICO scores:			
Equal to or greater than 660	$	71	$ 72
Less than 660		4	3
Greater than 100% but less than or equal to 125% and refreshed FICO scores:			
Equal to or greater than 660		282	161
Less than 660		5	5
Greater than 80% but less than or equal to 100% and refreshed FICO scores:			
Equal to or greater than 660		5,990	4,962
Less than 660		131	73
Less than or equal to 80% and refreshed FICO scores:			
Equal to or greater than 660		287,923	294,797
Less than 660		8,435	8,534
No FICO/LTV available[h]		690	906
Total retained loans	$	303,531	$ 309,513
Weighted-average LTV ratio[e][i]		48 %	47 %
Weighted-average FICO[f][i]		775	774
Geographic region[h][j]			
California	$	117,500	$ 120,944
New York		46,378	46,854
Florida		21,864	21,820
Texas		14,398	14,531
Massachusetts		12,985	13,511
Colorado		10,316	10,465
Washington		9,408	9,372
Illinois		9,152	9,835
New Jersey		7,486	7,554
Connecticut		6,823	6,854
All other		47,221	47,773
Total retained loans	$	303,531	$ 309,513

(a) Includes collateral-dependent residential real estate loans that are charged down to the fair value of the underlying collateral less costs to sell. The Firm reports, in accordance with regulatory guidance, residential real estate loans that have been discharged under Chapter 7 bankruptcy and not reaffirmed by the borrower ("Chapter 7 loans") as collateral-dependent nonaccrual loans, regardless of their delinquency status. At December 31, 2025, approximately 9% of Chapter 7 residential real estate loans were 30 days or more past due.
(b) Mortgage loans insured by U.S. government agencies excluded from nonaccrual loans were not material at December 31, 2025 and 2024.
(c) Generally, all consumer nonaccrual loans have an allowance. In accordance with regulatory guidance, certain nonaccrual loans that are considered collateral-dependent have been charged down to the lower of amortized cost or the fair value of their underlying collateral less costs to sell. If the value of the underlying collateral improves subsequent to charge down, the related allowance may be negative.
(d) Interest income on nonaccrual loans recognized on a cash basis was $147 million and $160 million for the years ended December 31, 2025 and 2024, respectively.
(e) Represents the aggregate unpaid principal balance of loans divided by the estimated current property value. Current property values are estimated, at a minimum, quarterly, based on home valuation models using nationally recognized home price index valuation estimates incorporating actual data to the extent available and forecasted data where actual data is not available. Current estimated combined LTV for junior lien home equity loans considers all available lien positions, as well as unused lines, related to the property.
(f) Refreshed FICO scores represent each borrower's most recent credit score, which is obtained by the Firm on at least a quarterly basis.
(g) Includes residential real estate loans, primarily held in LLCs in AWM that did not have a refreshed FICO score. These loans have been included in a FICO band based on management's estimation of the borrower's credit quality.
(h) Included U.S. government-guaranteed loans as of December 31, 2025 and 2024.
(i) Excludes loans with no FICO and/or LTV data available.
(j) The geographic regions presented in the table are ordered based on the magnitude of the corresponding loan balances at December 31, 2025.

Notes to consolidated financial statements

Loan modifications

The Firm grants certain modifications of residential real estate loans to borrowers experiencing financial difficulty. The Firm's proprietary modification programs as well as government programs, including U.S. GSE programs, that generally provide various modifications to borrowers experiencing financial difficulty including, but not limited to, interest rate reductions, term extensions, other-than-insignificant payment deferral and principal forgiveness that would otherwise have been required under the terms of the original agreement, are considered FDMs.

In addition, the Firm offers trial modifications of residential real estate loans, which generally include a three-month trial payment period during which the borrower makes monthly payments under the proposed modified loan terms. Loans in a trial payment period continue to age and accrue interest in accordance with the original contractual terms. At the completion of a trial period, the loan modification is considered permanent.

Financial effects of FDMs
For the year ended December 31, 2025, retained residential real estate FDMs were $1.0 billion, which included $882 million of FDMs in the form of other-than-insignificant payment deferrals. These other-than-insignificant payment deferrals were driven by forbearances granted to certain borrowers impacted by the wildfires in Los Angeles County, California in January 2025 who were granted a second 90-day forbearance arrangement. The financial effects of the remaining FDMs, which were largely in the form of term extensions and interest rate reductions, included extending the weighted-average life of the loans by 19 years, and reducing the weighted-average contractual interest rate from 6.94% to 6.08% for the year ended December 31, 2025.

For the year ended December 31, 2024, retained residential real estate FDMs were $206 million. The financial effects of the FDMs, which were predominantly in the form of term extensions and interest rate reductions, included extending the weighted-average life of the loans by 15 years, and reducing the weighted-average contractual interest rate from 7.53% to 5.44% for the year ended December 31, 2024.

For the year ended December 31, 2023, retained residential real estate FDMs were $136 million. The financial effects of the FDMs, which were predominantly in the form of term extensions and interest rate reductions, included extending the weighted-average life of the loans by 20 years, and reducing the weighted-average contractual interest rate from 7.21% to 4.44% for the year ended December 31, 2023.

As of December 31, 2025, additional unfunded commitments to lend to borrowers experiencing financial difficulty whose loans have been modified as FDMs were not material, while there were no additional unfunded commitments as of December 31, 2024.

For the years ended December 31, 2025, 2024 and 2023, loans subject to a trial modification, where the terms of the loans have not been permanently modified, and Chapter 7 loans were not material.

Payment status of FDMs
The following table provides information on the payment status of retained residential real estate FDMs during the years ended December 31, 2025, 2024 and 2023.

Year ended December 31, (in millions)	Amortized cost basis		
	2025	2024	2023
Current	$ **408**	$ 139	$ 107
30-149 days past due	**45**	47	13
150 or more days past due	**571**	20	16
Total	$ **1,024**	$ 206	$ 136

Defaults of FDMs
During the years ended December 31, 2025, 2024 and 2023, defaults of retained residential real estate FDMs that had been modified within twelve months were $83 million, $93 million and not material, respectively.

Active and suspended foreclosure

At December 31, 2025 and 2024, the Firm had retained residential real estate loans, excluding those insured by U.S. government agencies, with a carrying value of $575 million and $576 million, respectively, that were not included in REO, but were in the process of active or suspended foreclosure.

Auto and other

Delinquency is the primary credit quality indicator for retained auto and other loans. The following tables provide information on delinquency and gross charge-offs.

As of or for the year ended December 31, 2025 (in millions, except ratios)	Term loans by origination year						Revolving loans		
	2025	2024	2023	2022	2021	Prior to 2021	Within the revolving period	Converted to term loans	Total
Loan delinquency									
Current	$26,490	$15,586	$ 9,443	$ 4,899	$ 2,961	$ 846	$ 3,817	$ 177	$64,219
30–119 days past due	170	180	225	170	99	25	33	48	950
120 or more days past due	—	2	2	—	1	—	2	34	41
Total retained loans	$26,660	$15,768	$ 9,670	$ 5,069	$ 3,061	$ 871	$ 3,852	$ 259	$65,210
% of 30+ days past due to total retained loans	0.64 %	1.15 %	2.35 %	3.35 %	3.23 %	2.87 %	0.91 %	31.66 %	1.52 %
Gross charge-offs	$ 242	$ 228	$ 244	$ 157	$ 69	$ 83	$ —	$ 8	$ 1,031

As of or for the year ended December 31, 2024 (in millions, except ratios)	Term loans by origination year						Revolving loans		
	2024	2023	2022	2021	2020	Prior to 2020	Within the revolving period	Converted to term loans	Total
Loan delinquency									
Current	$ 26,165	$ 15,953	$ 9,201	$ 7,014	$ 2,895	$ 624	$ 3,714	$ 148	$ 65,714
30–119 days past due	190	283	259	179	53	23	40	34	1,061
120 or more days past due	1	1	—	5	6	—	3	30	46
Total retained loans	$ 26,356	$ 16,237	$ 9,460	$ 7,198	$ 2,954	$ 647	$ 3,757	$ 212	$ 66,821
% of 30+ days past due to total retained loans	0.72 %	1.75 %	2.74 %	2.50 %	1.76 %	3.55 %	1.14 %	30.19 %	1.64 %
Gross charge-offs	$ 269	$ 348	$ 224	$ 126	$ 37	$ 82	$ 1	$ 6	$ 1,093

Notes to consolidated financial statements

Nonaccrual loans and other credit quality indicators
The following table provides information on nonaccrual and geographic region as a credit quality indicator for retained auto and other consumer loans.

(in millions)	December 31, 2025		December 31, 2024
Nonaccrual loans[a][b]	$	**243**	$ 249
Geographic region[c]			
California	$	**9,926**	$ 10,321
Texas		**7,940**	7,772
Florida		**5,382**	5,428
New York		**4,771**	4,905
Illinois		**2,804**	2,890
New Jersey		**2,347**	2,468
Pennsylvania		**2,066**	2,012
Georgia		**1,682**	1,716
Arizona		**1,583**	1,643
North Carolina		**1,578**	1,597
All other		**25,131**	26,069
Total retained loans	$	**65,210**	$ 66,821

(a) Generally, all consumer nonaccrual loans have an allowance. In accordance with regulatory guidance, certain nonaccrual loans that are considered collateral-dependent have been charged down to the lower of amortized cost or the fair value of their underlying collateral less costs to sell. If the value of the underlying collateral improves subsequent to charge down, the related allowance may be negative.

(b) Interest income on nonaccrual loans recognized on a cash basis was not material for the years ended December 31, 2025 and 2024.

(c) The geographic regions presented in this table are ordered based on the magnitude of the corresponding loan balances at December 31, 2025.

Loan modifications

The Firm grants certain modifications of auto and other loans to borrowers experiencing financial difficulty.

For the years ended December 31, 2025, 2024 and 2023 retained auto and other FDMs were not material.

As of December 31, 2025 and 2024, there were no additional unfunded commitments to lend to borrowers experiencing financial difficulty whose loans have been modified as FDMs.

Credit card loan portfolio

The credit card portfolio segment includes credit card loans originated and purchased by the Firm. Delinquency rates are the primary credit quality indicator for credit card loans as they provide an early warning that borrowers may be experiencing difficulties (30 days past due); information on those borrowers that have been delinquent for a longer period of time (90 days past due) is also considered. In addition to delinquency rates, the geographic distribution of the loans provides insight as to the credit quality of the portfolio based on the regional economy.

While the borrower's credit score is another general indicator of credit quality, the Firm does not view credit scores as a primary indicator of credit quality because the borrower's credit score tends to be a lagging indicator. The distribution of such scores provides a general indicator of credit quality trends within the portfolio; however, the score does not capture all factors that would be predictive of future credit performance. Refreshed FICO score information, which is obtained at least quarterly, for a statistically significant random sample of the credit card portfolio is indicated in other credit quality indicators. FICO is considered to be the industry benchmark for credit scores.

The Firm generally originates new credit card accounts to prime consumer borrowers. However, certain cardholders' FICO scores may decrease over time, depending on the performance of the cardholder and changes in the credit score calculation.

The following tables provide information on delinquency and gross charge-offs.

As of or for the year ended December 31, 2025 (in millions, except ratios)	Within the revolving period		Converted to term loans		Total	
Loan delinquency						
Current and less than 30 days past due and still accruing	$	240,147	$	2,289	$	242,436
30–89 days past due and still accruing		2,422		207		2,629
90 or more days past due and still accruing		2,619		113		2,732
Total retained loans	$	245,188	$	2,609	$	247,797
Loan delinquency ratios						
% of 30+ days past due to total retained loans		2.06 %		12.27 %		2.16 %
% of 90+ days past due to total retained loans		1.07		4.33		1.10
Gross charge-offs	$	8,812	$	352	$	9,164

As of or for the year ended December 31, 2024 (in millions, except ratios)	Within the revolving period		Converted to term loans		Total	
Loan delinquency						
Current and less than 30 days past due and still accruing	$	226,532	$	1,284	$	227,816
30–89 days past due and still accruing		2,291		109		2,400
90 or more days past due and still accruing		2,591		53		2,644
Total retained loans	$	231,414	$	1,446	$	232,860
Loan delinquency ratios						
% of 30+ days past due to total retained loans		2.11 %		11.20 %		2.17 %
% of 90+ days past due to total retained loans		1.12		3.67		1.14
Gross charge-offs	$	7,951	$	247	$	8,198

Notes to consolidated financial statements

Other credit quality indicators
The following table provides information on other credit quality indicators for retained credit card loans.

(in millions, except ratios)	December 31, 2025		December 31, 2024	
Geographic region[a]				
California	$	**38,702**	$	36,385
Texas		**26,313**		24,423
New York		**19,488**		18,525
Florida		**18,622**		17,236
Illinois		**13,160**		12,442
New Jersey		**10,282**		9,644
Colorado		**7,384**		6,962
Ohio		**7,326**		6,976
Pennsylvania		**6,921**		6,558
Arizona		**6,295**		5,796
All other		**93,304**		87,913
Total retained loans	$	**247,797**	$	232,860
Percentage of portfolio based on carrying value with estimated refreshed FICO scores				
Equal to or greater than 660		**84.6 %**		85.5 %
Less than 660		**15.2**		14.3
No FICO available		**0.2**		0.2

(a) The geographic regions presented in the table are ordered based on the magnitude of the corresponding loan balances at December 31, 2025.

Loan modifications

The Firm grants certain modifications of credit card loans to borrowers experiencing financial difficulty. These modifications may involve placing the customer's credit card account on a fixed payment plan, generally for 60 months, which typically includes reducing the interest rate on the credit card account. If the borrower does not make the contractual payments when due under the modified payment terms, the credit card loan continues to age and will be charged-off in accordance with the Firm's standard charge-off policy. In most cases, the Firm does not reinstate the borrower's line of credit.

Financial effects of FDMs
The following tables provide information on retained credit card FDMs.

		Loan modifications	
Year ended December 31, 2025 (in millions, except ratios)	Amortized cost basis	% of loan modifications to total retained credit card loans	Financial effect of loan modifications
Term extension and interest rate reduction[a][b]	$ **1,800**	**0.73 %**	Term extension with a reduction in the weighted average contractual interest rate from 22.88% to 3.48%
Other[b][c]	**284**	**0.11**	Reduced weighted-average contractual interest rate from 22.75% to 8.09%
Total	$ **2,084**		

		Loan modifications	
Year ended December 31, 2024 (in millions, except ratios)	Amortized cost basis	% of loan modifications to total retained credit card loans	Financial effect of loan modifications
Term extension and interest rate reduction[a][b]	$ 926	0.40 %	Term extension with a reduction in the weighted average contractual interest rate from 23.64% to 3.20%
Total	$ 926		

	Loan modifications		
Year ended December 31, 2023 (in millions, except ratios)	Amortized cost basis	% of loan modifications to total retained credit card loans	Financial effect of loan modifications
Term extension and interest rate reduction[a][b]	$ 648	0.31 %	Term extension with a reduction in the weighted average contractual interest rate from 23.19% to 3.64%
Total	$ 648		

(a) Term extension includes credit card loans whose terms have been modified under long-term programs by placing the customer's credit card account on a fixed payment plan.
(b) The interest rates represent weighted average at the time of modification.
(c) Primarily interest rate reduction.

Payment status of FDMs
The following table provides information on the payment status of retained credit card FDMs during the years ended December 31, 2025, 2024 and 2023.

	Amortized cost basis		
Year ended December 31, (in millions)	**2025**	2024	2023
Current and less than 30 days past due and still accruing	$ **1,801**	$ 811	$ 558
30-89 days past due and still accruing	**179**	74	59
90 or more days past due and still accruing	**104**	41	31
Total	$ **2,084**	$ 926	$ 648

Defaults of FDMs
During the year ended December 31, 2025, defaults of retained credit card FDMs that had been modified within twelve months were $111 million. During the years ended December 31, 2024 and 2023, defaults of retained credit card FDMs that had been modified within twelve months were not material.

For credit card loans modified as FDMs, payment default is deemed to have occurred when the borrower misses two consecutive contractual payments. Defaulted modified credit card loans remain in the modification program and continue to be charged off in accordance with the Firm's standard charge-off policy.

Notes to consolidated financial statements

Wholesale loan portfolio

Wholesale loans include loans made to a variety of clients, ranging from large corporate and institutional clients to small businesses and high-net-worth individuals.

The primary credit quality indicator for wholesale loans is the internal risk rating assigned to each loan. Risk ratings are used to identify the credit quality of loans and differentiate risk within the portfolio. Risk ratings on loans consider the PD and the LGD. The PD is the likelihood that a loan will default. The LGD is the estimated loss on the loan that would be realized upon the default of the borrower and takes into consideration collateral and structural support for each credit facility.

Management considers several factors to determine an appropriate internal risk rating, including the obligor's debt capacity and financial flexibility, the level of the obligor's earnings, the amount and sources for repayment, the level and nature of contingencies, management strength, and the industry and geography in which the obligor operates. The Firm's internal risk ratings generally align with the qualitative characteristics (e.g., borrower capacity to meet financial commitments and vulnerability to changes in the economic environment) defined by S&P and Moody's, however the quantitative characteristics (e.g., PD and LGD) may differ as they reflect internal historical experiences and assumptions. The Firm generally considers internal ratings with qualitative characteristics equivalent to BBB-/Baa3 or higher as investment grade, and these ratings have a lower PD and/or lower LGD than non-investment grade ratings.

Noninvestment-grade ratings are further classified as noncriticized and criticized, and the criticized portion is further subdivided into performing and nonaccrual loans, representing management's assessment of the collectibility of principal and interest. Criticized loans have a higher PD than noncriticized loans. The Firm's definition of criticized aligns with the U.S. banking regulatory definition of criticized exposures, which consist of special mention, substandard and doubtful categories.

Risk ratings are reviewed on a regular and ongoing basis by Credit Risk Management and are adjusted as necessary for updated information affecting the obligor's ability to fulfill its obligations.

As noted above, the risk rating of a loan considers the industry in which the obligor conducts its operations. As part of the overall credit risk management framework, the Firm focuses on the management and diversification of its industry and client exposures, with particular attention paid to industries with an actual or potential credit concern. Refer to Note 4 for further detail on industry concentrations.

Internal risk rating is the primary credit quality indicator for retained wholesale loans. The following tables provide information on internal risk rating and gross charge-offs.

December 31, (in millions, except ratios)	Secured by real estate 2025	2024	Commercial and industrial 2025	2024	Other[a] 2025	2024	Total retained loans 2025	2024
Loans by risk ratings								
Investment-grade	**$ 118,875**	$ 114,280	**$ 66,942**	$ 70,862	**$355,547**	$ 286,528	**$541,364**	$ 471,670
Noninvestment-grade:								
Noncriticized	**36,120**	37,422	**92,856**	83,191	**93,273**	72,743	**222,249**	193,356
Criticized performing	**8,872**	9,291	**12,651**	10,977	**2,833**	1,160	**24,356**	21,428
Criticized nonaccrual	**1,678**	1,439	**1,954**	1,760	**766**	743	**4,398**	3,942
Total noninvestment-grade	**46,670**	48,152	**107,461**	95,928	**96,872**	74,646	**251,003**	218,726
Total retained loans	**$165,545**	$ 162,432	**$ 174,403**	$ 166,790	**$452,419**	$ 361,174	**$792,367**	$690,396
% of investment-grade to total retained loans	**71.81 %**	70.36 %	**38.38 %**	42.49 %	**78.59 %**	79.33 %	**68.32 %**	68.32 %
% of total criticized to total retained loans	**6.37**	6.61	**8.37**	7.64	**0.80**	0.53	**3.63**	3.67
% of criticized nonaccrual to total retained loans	**1.01**	0.89	**1.12**	1.06	**0.17**	0.21	**0.56**	0.57

(a) Includes loans to financial institutions, personal investment companies and trusts, individuals and individual entities (predominantly Global Private Bank clients within AWM and J.P. Morgan Wealth Management within CCB), states and political subdivisions, nonprofits, as well as loans to SPEs. As of December 31, 2025, predominantly consisted of $245.1 billion to financial institutions, which includes loans to certain SPEs, primarily asset securitizations, as redefined by the FRB, $141.1 billion to individuals and individual entities, and $7.4 billion to other SPEs. As of December 31, 2024, predominantly consisted of $114.8 billion to individuals and individual entities, $94.0 billion to financial institutions, and $92.5 billion to SPEs. Refer to Note 14 for more information on SPEs.

As of or for the year ended December 31, 2025 (in millions)	Secured by real estate Term loans by origination year 2025	2024	2023	2022	2021	Prior to 2021	Revolving loans Within the revolving period	Converted to term loans	Total
Loans by risk ratings									
Investment-grade	$ 17,242	$ 9,440	$ 9,187	$ 22,472	$ 22,019	$ 37,392	$ 1,123	$ —	$ 118,875
Noninvestment-grade	6,930	3,032	4,392	12,444	6,625	10,978	2,176	93	46,670
Total retained loans	$ 24,172	$ 12,472	$ 13,579	$ 34,916	$ 28,644	$ 48,370	$ 3,299	$ 93	$ 165,545
Gross charge-offs	$ —	$ 54	$ 13	$ 92	$ 119	$ 141	$ 1	$ —	$ 420

As of or for the year ended December 31, 2024 (in millions)	Secured by real estate Term loans by origination year 2024	2023	2022	2021	2020	Prior to 2020	Revolving loans Within the revolving period	Converted to term loans	Total
Loans by risk ratings									
Investment-grade	$ 10,002	$ 9,834	$ 25,284	$ 22,796	$ 15,548	$ 29,488	$ 1,328	$ —	$ 114,280
Noninvestment-grade	4,238	5,366	14,717	8,567	3,462	10,392	1,317	93	48,152
Total retained loans	$ 14,240	$ 15,200	$ 40,001	$ 31,363	$ 19,010	$ 39,880	$ 2,645	$ 93	$ 162,432
Gross charge-offs	$ 72	$ 18	$ 43	$ 2	$ 109	$ 80	$ —	$ —	$ 324

Notes to consolidated financial statements

	Commercial and industrial								
As of or for the year ended December 31, 2025 (in millions)	Term loans by origination year						Revolving loans		
	2025	2024	2023	2022	2021	Prior to 2021	Within the revolving period	Converted to term loans	Total
Loans by risk ratings									
Investment-grade	$ 16,186	$ 5,418	$ 3,040	$ 4,352	$ 1,836	$ 1,225	$ 34,884	$ 1	$ 66,942
Noninvestment-grade	32,906	13,376	5,927	5,600	2,006	825	46,721	100	107,461
Total retained loans	$ 49,092	$ 18,794	$ 8,967	$ 9,952	$ 3,842	$ 2,050	$ 81,605	$ 101	$ 174,403
Gross charge-offs	$ 43	$ 64	$ 11	$ 151	$ 129	$ 26	$ 461	$ 8	$ 893

	Commercial and industrial								
As of or for the year ended December 31, 2024 (in millions)	Term loans by origination year						Revolving loans		
	2024	2023	2022	2021	2020	Prior to 2020	Within the revolving period	Converted to term loans	Total
Loans by risk ratings									
Investment-grade	$ 11,564	$ 6,285	$ 6,588	$ 3,119	$ 1,067	$ 1,139	$ 41,099	$ 1	$ 70,862
Noninvestment-grade	21,251	11,350	10,942	5,322	783	975	45,181	124	95,928
Total retained loans	$ 32,815	$ 17,635	$ 17,530	$ 8,441	$ 1,850	$ 2,114	$ 86,280	$ 125	$ 166,790
Gross charge-offs	$ 25	$ 22	$ 128	$ 24	$ 1	$ 50	$ 270	$ 5	$ 525

	Other[a]								
As of or for the year ended December 31, 2025 (in millions)	Term loans by origination year						Revolving loans		
	2025	2024	2023	2022	2021	Prior to 2021	Within the revolving period	Converted to term loans	Total
Loans by risk ratings									
Investment-grade	$ 43,073	$ 13,123	$ 7,939	$ 10,838	$ 5,574	$ 11,757	$ 263,150	$ 93	$ 355,547
Noninvestment-grade	16,162	6,456	4,425	4,079	2,013	2,563	61,095	79	96,872
Total retained loans	$ 59,235	$ 19,579	$ 12,364	$ 14,917	$ 7,587	$ 14,320	$ 324,245	$ 172	$ 452,419
Gross charge-offs	$ 46	$ 195	$ 32	$ 2	$ 9	$ 58	$ 26	$ 106	$ 474

	Other[a]								
As of or for the year ended December 31, 2024 (in millions)	Term loans by origination year						Revolving loans		
	2024	2023	2022	2021	2020	Prior to 2020	Within the revolving period	Converted to term loans	Total
Loans by risk ratings									
Investment-grade	$ 30,484	$ 17,039	$ 13,272	$ 6,288	$ 8,632	$ 7,382	$ 201,949	$ 1,482	$ 286,528
Noninvestment-grade	11,784	7,248	5,918	3,296	1,366	1,886	42,954	194	74,646
Total retained loans	$ 42,268	$ 24,287	$ 19,190	$ 9,584	$ 9,998	$ 9,268	$ 244,903	$ 1,676	$ 361,174
Gross charge-offs	$ —	$ 38	$ 3	$ 36	$ 40	$ 50	$ 6	$ —	$ 173

(a) Includes loans to financial institutions, personal investment companies and trusts, individuals and individual entities (predominantly Global Private Bank clients within AWM and J.P. Morgan Wealth Management within CCB), states and political subdivisions, nonprofits, as well as loans to SPEs. Refer to Note 14 for more information on SPEs.

The following table presents additional information on retained loans secured by real estate, which consists of loans secured wholly or substantially by a lien or liens on real property at origination. Multifamily lending includes financing for acquisition, leasing and construction of apartment buildings. Other commercial lending largely includes financing for acquisition, leasing and construction, largely for office, retail and industrial real estate. Included in secured by real estate loans were $12.4 billion and $12.2 billion as of December 31, 2025 and 2024, respectively, of construction and development loans made to finance land development and on-site construction of commercial, industrial, residential, or farm buildings.

December 31, (in millions, except ratios)	Multifamily		Other Commercial		Total retained Secured by real estate loans	
	2025	2024	**2025**	2024	**2025**	2024
Retained loans secured by real estate	**$105,130**	$ 101,114	**$ 60,415**	$ 61,318	**$165,545**	$162,432
Criticized	**4,661**	4,700	**5,889**	6,030	**10,550**	10,730
% of criticized to total retained loans secured by real estate	**4.43 %**	4.65 %	**9.75 %**	9.83 %	**6.37 %**	6.61 %
Criticized nonaccrual	**$ 422**	$ 337	**$ 1,256**	$ 1,102	**$ 1,678**	$ 1,439
% of criticized nonaccrual loans to total retained loans secured by real estate	**0.40 %**	0.33 %	**2.08 %**	1.80 %	**1.01 %**	0.89 %

Geographic distribution and delinquency

The following table provides information on the geographic distribution and delinquency for retained wholesale loans.

December 31, (in millions)	Secured by real estate		Commercial and industrial		Other		Total retained loans	
	2025	2024	**2025**	2024	**2025**	2024	**2025**	2024
Loans by geographic distribution[a]								
Total U.S.	**$ 162,378**	$ 159,209	**$ 131,945**	$ 127,626	**$ 331,737**	$ 278,077	**$626,060**	$ 564,912
Total non-U.S.	**3,167**	3,223	**42,458**	39,164	**120,682**	83,097	**166,307**	125,484
Total retained loans	**$ 165,545**	$ 162,432	**$174,403**	$ 166,790	**$452,419**	$ 361,174	**$792,367**	$690,396
Loan delinquency								
Current and less than 30 days past due and still accruing	**$ 163,189**	$ 159,949	**$ 171,227**	$ 164,104	**$450,582**	$ 359,191	**$784,998**	$683,244
30–89 days past due and still accruing	**636**	918	**1,220**	868	**1,057**	1,152	**2,913**	2,938
90 or more days past due and still accruing[b]	**42**	126	**2**	58	**14**	88	**58**	272
Criticized nonaccrual	**1,678**	1,439	**1,954**	1,760	**766**	743	**4,398**	3,942
Total retained loans	**$ 165,545**	$ 162,432	**$174,403**	$ 166,790	**$452,419**	$ 361,174	**$792,367**	$690,396

(a) The U.S. and non-U.S. distribution is determined based predominantly on the domicile of the borrower.
(b) Represents loans that are considered well-collateralized and therefore still accruing interest.

Nonaccrual loans

The following table provides information on retained wholesale nonaccrual loans.

December 31, (in millions)	Secured by real estate		Commercial and industrial		Other		Total retained loans	
	2025	2024	**2025**	2024	**2025**	2024	**2025**	2024
Nonaccrual loans								
With an allowance	**$ 365**	$ 366	**$ 1,562**	$ 1,362	**$ 468**	$ 555	**$ 2,395**	$ 2,283
Without an allowance[a]	**1,313**	1,073	**392**	398	**298**	188	**2,003**	1,659
Total nonaccrual loans[b]	**$ 1,678**	$ 1,439	**$ 1,954**	$ 1,760	**$ 766**	$ 743	**$ 4,398**	$ 3,942

(a) When the discounted cash flows or collateral value equals or exceeds the amortized cost of the loan, the loan does not require an allowance. This typically occurs when the loans have been partially charged off and/or there have been interest payments received and applied to the loan balance.
(b) Interest income on nonaccrual loans recognized on a cash basis was not material and $51 million for the years ended December 31, 2025 and 2024, respectively.

Notes to consolidated financial statements

Loan modifications

The Firm grants certain modifications of wholesale loans to borrowers experiencing financial difficulty, which generally align with loans graded substandard or worse consistent with the U.S. banking regulators' definition of criticized exposures.

Financial effects of FDMs

The following tables provide information on retained wholesale loan modifications considered FDMs during the years ended December 31, 2025, 2024 and 2023.

Year ended December 31, 2025 (in millions, except ratios)	Secured by real estate		
	Amortized cost basis	% of loan modifications to total retained Secured by real estate loans	Financial effect of loan modifications
Single modifications			
Term extension	$ 736	**0.44 %**	Extended loans by a weighted-average of 14 months
Other-than-insignificant payment deferral	**23**	**0.01**	Provided payment deferrals with delayed amounts primarily recaptured at maturity
Multiple modifications			
Other-than-insignificant payment deferral and term extension	**54**	**0.03**	Provided payment deferrals with delayed amounts recaptured at maturity and extended loans by a weighted-average of 28 months
Other[a]	**2**	—	NM
Total	**$ 815**		

(a) Includes loans with single and multiple modifications.

Year ended December 31, 2024 (in millions, except ratios)	Secured by real estate		
	Amortized cost basis	% of loan modifications to total retained Secured by real estate loans	Financial effect of loan modifications
Single modifications			
Term extension	$ 271	0.17 %	Extended loans by a weighted-average of 21 months
Other-than-insignificant payment deferral	37	0.02	Provided payment deferrals with delayed amounts re-amortized over the remaining tenor
Multiple modifications			
Other-than-insignificant payment deferral and interest rate reduction	46	0.03	Provided payment deferrals with delayed amounts recaptured at maturity and reduced weighted-average contractual interest by 162 bps
Total	$ 354		

Year ended December 31, 2023 (in millions, except ratios)	Secured by real estate		
	Amortized cost basis	% of loan modifications to total retained Secured by real estate loans	Financial effect of loan modifications
Single modifications			
Term extension	$ 149	0.09 %	Extended loans by a weighted-average of 14 months
Other-than-insignificant payment deferral	3	—	NM
Multiple modifications			
Other-than-insignificant payment deferral and interest rate reduction	5	—	Provided payment deferrals with delayed amounts primarily recaptured at maturity and reduced weighted-average contractual interest 184 bps
Other[a]	3	—	NM
Total	$ 160		

(a) Includes a loan with multiple modifications.

Year ended December 31, 2025 (in millions, except ratios)	Commercial and industrial		
	Amortized cost basis	% of loan modifications to total retained Commercial and industrial loans	Financial effect of loan modifications
Single modifications			
Term extension	$ 1,308	0.75 %	Extended loans by a weighted-average of 19 months
Other-than-insignificant payment deferral	689	0.40	Provided payment deferrals with delayed amounts primarily recaptured at the end of the deferral period
Multiple modifications			
Other-than-insignificant payment deferral and term extension	247	0.14	Provided payment deferrals with delayed amounts primarily recaptured at maturity and extended loans by a weighted-average of 20 months
Other-than-insignificant payment deferral, interest rate reduction, and term extension	86	0.05	Provided payment deferrals with delayed amounts recaptured at maturity, reduced weighted-average contractual interest by 1060 bps and extended loans by a weighted-average of 16 months
Interest rate reduction and term extension	67	0.04	Reduced weighted-average contractual interest by 672 bps and extended loans by a weighted-average of 15 months
Other-than-insignificant payment deferral, principal forgiveness, and term extension	19	0.01	Provided payment deferrals with delayed amounts recaptured at maturity, reduced amortized cost basis of the loan by $37 million and extended the loan by a weighted-average of 42 months
Other[a]	45	0.03	Reduced the net amortized cost basis by $273 million due to modified loans that include principal forgiveness
Total	$ 2,461		

(a) Includes loans with single and multiple modifications.

Year ended December 31, 2024 (in millions, except ratios)	Commercial and industrial		
	Amortized cost basis	% of loan modifications to total retained Commercial and industrial loans	Financial effect of loan modifications
Single modifications			
Term extension	$ 1,180	0.71 %	Extended loans by a weighted-average of 20 months
Other-than-insignificant payment deferral	464	0.28	Provided payment deferrals with delayed amounts primarily re-amortized over the remaining tenor
Multiple modifications			
Other-than-insignificant payment deferral and term extension	175	0.10	Provided payment deferrals with delayed amounts primarily recaptured at maturity and extended loans by a weighted-average of 18 months
Interest rate reduction and term extension	51	0.03	Reduced weighted-average contractual interest by 434 bps and extended loans by a weighted-average of 36 months
Other[a]	30	0.02	NM
Total	$ 1,900		

(a) Includes loans with single and multiple modifications.

Year ended December 31, 2023 (in millions, except ratios)	Commercial and industrial		
	Amortized cost basis	% of loan modifications to total retained Commercial and industrial loans	Financial effect of loan modifications
Single modifications			
Term extension	$ 916	0.55 %	Extended loans by a weighted-average of 17 months
Other-than-insignificant payment deferral	402	0.24	Provided payment deferrals with delayed amounts primarily recaptured at the end of the deferral period
Multiple modifications			
Other-than-insignificant payment deferral and term extension	35	0.02	Provided payment deferrals with delayed amounts primarily re-amortized over the remaining life of the loan and extended loans by a weighted-average of 7 months
Interest rate reduction and term extension	1	—	NM
Other[a]	9	—	NM
Total	$ 1,363		

(a) Include loans with multiple modifications.

Year ended December 31, 2025 (in millions, except ratios)	Other		
	Amortized cost basis	% of loan modifications to total retained Other loans	Financial effect of loan modification
Single modifications			
Term extension	**$ 123**	**0.03 %**	Extended loans by a weighted-average of 14 months
Multiple modifications			
Other-than-insignificant payment deferral and term extension	**3**	—	NM
Other[a]	**1**	—	NM
Total	**$ 127**		

(a) Includes a loan with a single modification.

Year ended December 31, 2024 (in millions, except ratios)	Other		
	Amortized cost basis	% of loan modifications to total retained Other loans	Financial effect of loan modifications
Single modifications			
Term extension	$ 268	0.07 %	Extended loans by a weighted-average of 28 months
Multiple modifications			
Other-than-insignificant payment deferral and term extension	2	—	NM
Other[a]	5	—	NM
Total	$ 275		

(a) Includes loans with a single modification.

Year ended December 31, 2023 (in millions, except ratios)	Other		
	Amortized cost basis	% of loan modifications to total retained Other loans	Financial effect of loan modifications
Single modifications			
Term extension	$ 355	0.10 %	Extended loans by a weighted-average of 23 months
Multiple modifications			
Other-than-insignificant payment deferral and term extension	245	0.07	Provided payment deferrals with delayed amounts primarily recaptured at the end of the deferral period and extended loans by a weighted-average of 137 months
Other[a]	9	—	NM
Total	$ 609		

(a) Includes a loan with a single modification.

Payment status of FDMs

The following table provides information on the payment status of retained wholesale FDMs during the years ended December 31, 2025, 2024 and 2023.

Year ended December 31, (in millions)	Amortized cost basis								
	Secured by real estate			Commercial and industrial			Other		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Current and less than 30 days past due and still accruing	$ **377**	$ 264	$ 118	$ **1,669**	$ 1,215	$ 947	$ **115**	$ 240	$ 400
30-89 days past due and still accruing	—	3	2	**7**	13	42	—	9	—
Criticized nonaccrual	**438**	87	40	**786**	672	374	**12**	26	209
Total	$ **815**	$ 354	$ 160	$ **2,462**	$ 1,900	$ 1,363	$ **127**	$ 275	$ 609

Defaults of FDMs

The following table provides information on defaults of retained wholesale FDMs that had been modified within twelve months during the years ended December 31, 2025, 2024 and 2023.

Year ended December 31, (in millions)	Amortized cost basis								
	Secured by real estate			Commercial and industrial			Other		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Term extension	$ **173**	$ 3	$ 1	$ **57**	$ 92	$ 49	$ **3**	$ 22	$ 31
Other-than-insignificant payment deferral	—	—	2	**5**	118	—	—	—	—
Interest rate reduction and term extension	—	—	3	**3**	—	1	—	—	—
Total[a]	$ **173**	$ 3	$ 6	$ **65**	$ 210	$ 50	$ **3**	$ 22	$ 31

(a) Represents FDMs that were 30 days or more past due.

As of December 31, 2025 and 2024, additional unfunded commitments on modified loans to borrowers experiencing financial difficulty were $2.8 billion and $1.8 billion, respectively, in Commercial and industrial, and $73 million and $69 million, respectively, in Other. Additional unfunded commitments on modified loans to borrowers experiencing financial difficulty whose loans have been modified as FDMs in Secured by real estate were not material at both periods.

Notes to consolidated financial statements

Note 13 – Allowance for credit losses

The Firm's allowance for credit losses represents management's estimate of expected credit losses over the remaining expected life of the Firm's financial assets measured at amortized cost and certain off-balance sheet lending-related commitments. The allowance for credit losses generally comprises:

- the allowance for loan losses, which covers the Firm's retained loan portfolios (scored and risk-rated),
- the allowance for lending-related commitments, which is presented on the Consolidated balance sheets in accounts payable and other liabilities, and
- the allowance for credit losses on investment securities, which is reflected in investment securities on the Consolidated balance sheets.

The income statement effect of all changes in the allowance for credit losses is recognized in the provision for credit losses. Determining the appropriateness of the allowance for credit losses is complex and requires significant judgment by management about the effect of matters that are inherently uncertain. At least quarterly, the allowance for credit losses is reviewed by the CRO, the CFO and the Controller of the Firm. Subsequent evaluations of credit exposures, considering the macroeconomic conditions, forecasts and other factors then prevailing, may result in significant changes in the allowance for credit losses in future periods.

The Firm's policies used to determine its allowance for loan losses and its allowance for lending-related commitments are described in the following paragraphs. Refer to Note 10 for a description of the policies used to determine the allowance for credit losses on investment securities.

Methodology for allowances for loan losses and lending-related commitments

The allowance for loan losses and allowance for lending-related commitments represent expected credit losses over the remaining expected life of retained loans and lending-related commitments that are not unconditionally cancellable. The Firm does not record an allowance for future draws on unconditionally cancellable lending-related commitments (e.g., credit cards). Expected losses related to accrued interest on credit card loans are considered in the Firm's allowance for loan losses. However, the Firm does not record an allowance on other accrued interest receivables, due to its policy to write these receivables off no later than 90 days past due by reversing interest income.

The expected life of each instrument is determined by considering its contractual term, expected prepayments, cancellation features, and certain extension and call options. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account, and determining how much of those amounts should be allocated to repayments of the funded loan balance (as of the balance sheet date) versus other account activity. This allocation is made using an approach that incorporates the payment application requirements of the Credit Card Accountability Responsibility and Disclosure Act of 2009, generally paying down the highest interest rate balances first.

The estimate of expected credit losses includes expected recoveries of amounts previously charged off or expected to be charged off, even if such recoveries result in a negative allowance.

Collective and Individual Assessments
When calculating the allowance for loan losses and the allowance for lending-related commitments, the Firm assesses whether exposures share similar risk characteristics. If similar risk characteristics exist, the Firm estimates expected credit losses collectively, considering the risk associated with a particular pool and the probability that the exposures within the pool will deteriorate or default. The assessment of risk characteristics is subject to significant management judgment. Emphasizing one characteristic over another or considering additional characteristics could affect the allowance.

- Relevant risk characteristics for the consumer portfolio include product type, delinquency status, current FICO scores, geographic distribution, and, for collateralized loans, current LTV ratios.
- Relevant risk characteristics for the wholesale portfolio include risk rating, delinquency status, tenor, level and type of collateral, LOB, geography, industry, credit enhancement, product type, facility purpose, and payment terms.

The majority of the Firm's credit exposures share risk characteristics with other similar exposures, and as a result are collectively assessed for impairment ("portfolio-based component"). The portfolio-based component covers consumer loans, performing risk-rated loans and certain lending-related commitments.

If an exposure does not share risk characteristics with other exposures, the Firm generally estimates expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual exposure ("asset-specific component"). The asset-specific component covers collateral-dependent loans and risk-rated loans that have been placed on nonaccrual status.

Portfolio-based component
The portfolio-based component begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one risk rating to another. The quantitative calculation covers expected credit losses over an instrument's expected life and is estimated by applying credit loss factors to the Firm's estimated exposure at

default. The credit loss factors incorporate the probability of borrower default as well as loss severity in the event of default. Expected credit losses are derived using a weighted average of five internally developed macroeconomic scenarios over an eight-quarter forecast period, followed by a single year straight-line interpolation to revert to long run historical information for periods beyond the eight-quarter forecast period. The five macroeconomic scenarios consist of a central, relative adverse, extreme adverse, relative upside and extreme upside scenario, and are updated by the Firm's central forecasting team. The scenarios take into consideration the Firm's macroeconomic outlook, internal perspectives from subject matter experts across the Firm, and market consensus and involve a governed process that incorporates feedback from senior management across LOBs, Corporate Finance and Risk Management.

The quantitative calculation is adjusted to take into consideration additional qualitative factors, including model imprecision, emerging risk assessments, trends, changes to the weights of the Firm's macroeconomic scenarios and other subjective factors that are not yet reflected in the calculation. These adjustments are accomplished in part by analyzing the historical loss experience, including during stressed periods, for each major product or model. In addition, management takes into account uncertainties associated with the economic and political conditions, quality of underwriting standards, borrower behavior, credit concentrations or deterioration within an industry, product or portfolio, as well as other relevant internal and external factors affecting the credit quality of the portfolio. In certain instances, the interrelationships between these factors create further uncertainties. The application of different inputs into the quantitative calculation, and the assumptions used by management to adjust the quantitative calculation, are subject to significant management judgment, and emphasizing one input or assumption over another, or considering other inputs or assumptions, could affect the estimate of the allowance for loan losses and the allowance for lending-related commitments.

Asset-specific component
To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and nonaccrual risk-rated loans in the wholesale portfolio segment are generally evaluated individually.

For collateral-dependent loans, the fair value of collateral less estimated costs to sell, as applicable, is used to determine the charge-off amount for declines in value (to reduce the amortized cost of the loan to the fair value of collateral) or the amount of negative allowance that should be recognized (for recoveries of prior charge-offs associated with improvements in the fair value of the collateral).

For non-collateral dependent loans, the Firm generally measures the asset-specific allowance as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan's effective interest rate. Subsequent changes in impairment are generally recognized as an adjustment to the allowance for loan losses. The asset-specific component of the allowance for non-collateral dependent loans incorporates the effect of the modification on the loan's expected cash flows including changes in interest rates, principal forgiveness, and other concessions, as well as management's expectation of the borrower's ability to repay under the modified terms.

Estimating the timing and amounts of future cash flows is highly judgmental as these cash flow projections rely upon estimates such as loss severities, asset valuations, the amounts and timing of interest or principal payments (including any expected prepayments) or other factors that are reflective of current and expected market conditions. These estimates are, in turn, dependent on factors such as the duration of current overall economic conditions, industry, portfolio, or borrower-specific factors, the expected outcome of insolvency proceedings as well as, in certain circumstances, other economic factors. All of these estimates and assumptions require significant management judgment and certain assumptions are highly subjective.

Other financial assets
In addition to loans and investment securities, the Firm holds other financial assets that are measured at amortized cost on the Consolidated balance sheets, including credit exposures arising from lending activities subject to collateral maintenance requirements. Management estimates the allowance for other financial assets using various techniques considering historical losses and current economic conditions.

Credit risk arising from lending activities subject to collateral maintenance requirements is generally mitigated by factors such as the short-term nature of the activity, the fair value of collateral held and the Firm's right to call for, and the borrower's obligation to provide additional margin when the fair value of the collateral declines. Because of these mitigating factors, these exposures generally do not require an allowance for credit losses. However, management may also consider other factors such as the borrower's ongoing ability to provide collateral to satisfy margin requirements, or whether collateral is significantly concentrated in an individual issuer or in securities with similar risk characteristics. If in management's judgment, an allowance for credit losses for these exposures is required, the Firm estimates expected credit losses based on the value of the collateral and probability of borrower default.

Notes to consolidated financial statements

Allowance for credit losses and related information

The table below summarizes information about the allowances for credit losses and includes a breakdown of loans and lending-related commitments by impairment methodology. Refer to Note 10 for further information on the allowance for credit losses on investment securities.

(Table continued on next page)

Year ended December 31, (in millions)	2025 Consumer, excluding credit card	Credit card	Wholesale	Total
Allowance for loan losses				
Beginning balance at January 1,	$ 1,807	$ 14,600	$ 7,938	$ 24,345
Cumulative effect of a change in accounting principle[a]	NA	NA	NA	NA
Gross charge-offs	1,089	9,164	1,787	12,040
Gross recoveries collected	(510)	(1,492)	(189)	(2,191)
Net charge-offs	579	7,672	1,598	9,849
Provision for loan losses	692	8,629	1,943	11,264
Other	—	—	5	5
Ending balance at December 31,	$ 1,920	$ 15,557	$ 8,288	$ 25,765
Allowance for lending-related commitments				
Beginning balance at January 1,	$ 82	$ —	$ 2,019	$ 2,101
Provision for lending-related commitments	1	2,200 [f]	768	2,969
Other	—	—	1	1
Ending balance at December 31,	$ 83	$ 2,200	$ 2,788	$ 5,071
Total allowance for investment securities	NA	NA	NA	$ 106
Total allowance for credit losses[b]	$ 2,003	$ 17,757	$ 11,076	$ 30,942
Allowance for loan losses by impairment methodology				
Asset-specific[c]	$ (647)	$ —	$ 707	$ 60
Portfolio-based	2,567	15,557	7,581	25,705
Total allowance for loan losses	$ 1,920	$ 15,557	$ 8,288	$ 25,765
Loans by impairment methodology				
Asset-specific[c]	$ 3,457	$ —	$ 4,391	$ 7,848
Portfolio-based	365,284	247,797	787,976	1,401,057
Total retained loans	$ 368,741	$ 247,797	$ 792,367	$ 1,408,905
Collateral-dependent loans				
Net charge-offs	$ 7	$ —	$ 542	$ 549
Loans measured at fair value of collateral less cost to sell	3,412	—	1,852	5,264
Allowance for lending-related commitments by impairment methodology				
Asset-specific	$ —	$ —	$ 119	$ 119
Portfolio-based	83	2,200 [f]	2,669	4,952
Total allowance for lending-related commitments[d]	$ 83	$ 2,200	$ 2,788	$ 5,071
Lending-related commitments by impairment methodology				
Asset-specific	$ —	$ —	$ 925	$ 925
Portfolio-based[e]	24,358	23,617 [g]	555,047	603,022
Total lending-related commitments	$ 24,358	$ 23,617	$ 555,972	$ 603,947

(a) Represents the impact to the allowance for loan losses upon the adoption of the Financial Instruments - Credit Losses: Troubled Debt Restructurings accounting guidance. Refer to Note 1 for further information.
(b) At December 31, 2025, 2024 and 2023, in addition to the allowance for credit losses in the table above, the Firm also had an allowance for credit losses of $288 million, $268 million and $243 million, respectively, associated with certain accounts receivable in CIB.
(c) Includes collateral-dependent loans, including those for which foreclosure is deemed probable, and nonaccrual risk-rated loans.
(d) The allowance for lending-related commitments is reported in accounts payable and other liabilities on the Consolidated balance sheets.
(e) At December 31, 2025, 2024 and 2023, lending-related commitments excluded $19.2 billion, $19.2 billion and $17.2 billion, respectively, for the consumer, excluding credit card portfolio segment; $1.2 trillion, $1.0 trillion and $915.7 billion, respectively, for the credit card portfolio segment; and $40.0 billion, $20.5 billion and $19.7 billion, respectively, for the wholesale portfolio segment, which were not subject to the allowance for lending-related commitments.
(f) Represents the impact of the Apple Card transaction.
(g) Includes estimated drawn loans related to the Apple Card transaction at the time that the transaction is expected to close of approximately $23 billion.

(table continued from previous page)

	2024				2023			
	Consumer, excluding credit card	Credit card	Wholesale	Total	Consumer, excluding credit card	Credit card	Wholesale	Total
	$ 1,856	$ 12,450	$ 8,114	$ 22,420	$ 2,040	$ 11,200	$ 6,486	$ 19,726
	NA	NA	NA	NA	(489)	(100)	2	(587)
	1,299	8,198	1,022	10,519	1,151	5,491	1,011	7,653
	(625)	(1,056)	(200)	(1,881)	(519)	(793)	(132)	(1,444)
	674	7,142	822	8,638	632	4,698	879	6,209
	624	9,292	578	10,494	936	6,048	2,484	9,468
	1	—	68	69	1	—	21	22
	$ 1,807	$ 14,600	$ 7,938	$ 24,345	$ 1,856	$ 12,450	$ 8,114	$ 22,420
	$ 75	$ —	$ 1,899	$ 1,974	$ 76	$ —	$ 2,306	$ 2,382
	7	—	121	128	(1)	—	(407)	(408)
	—	—	(1)	(1)	—	—	—	—
	$ 82	$ —	$ 2,019	$ 2,101	$ 75	$ —	$ 1,899	$ 1,974
	NA	NA	NA	$ 152	NA	NA	NA	$ 128
	$ 1,889	$ 14,600	$ 9,957	$ 26,598	$ 1,931	$ 12,450	$ 10,013	$ 24,522
	$ (728)	$ —	$ 526	$ (202)	$ (876)	$ —	$ 392	$ (484)
	2,535	14,600	7,412	24,547	2,732	12,450	7,722	22,904
	$ 1,807	$ 14,600	$ 7,938	$ 24,345	$ 1,856	$ 12,450	$ 8,114	$ 22,420
	$ 2,805	$ —	$ 3,912	$ 6,717	$ 3,287	$ —	$ 2,338	$ 5,625
	373,529	232,860	686,484	1,292,873	393,988	211,123	670,134	1,275,245
	$ 376,334	$ 232,860	$ 690,396	$ 1,299,590	$ 397,275	$ 211,123	$ 672,472	$ 1,280,870
	$ 1	$ —	$ 324	$ 325	$ 6	$ —	$ 180	$ 186
	2,696	—	1,834	4,530	3,216	—	1,012	4,228
	$ —	$ —	$ 109	$ 109	$ —	$ —	$ 89	$ 89
	82	—	1,910	1,992	75	—	1,810	1,885
	$ 82	$ —	$ 2,019	$ 2,101	$ 75	$ —	$ 1,899	$ 1,974
	$ —	$ —	$ 737	$ 737	$ —	$ —	$ 464	$ 464
	25,608	19	510,254	535,881	28,248	—	516,577	544,825
	$ 25,608	$ 19	$ 510,991	$ 536,618	$ 28,248	$ —	$ 517,041	$ 545,289

Notes to consolidated financial statements

Discussion of changes in the allowance

The allowance for credit losses as of December 31, 2025 was $31.2 billion, reflecting a net addition of $4.4 billion from December 31, 2024.

The net addition to the allowance for credit losses included:

- $3.3 billion in **consumer**, driven by $2.2 billion related to the Apple Card transaction, loan growth in Card Services and the impact of changes in the Firm's weighted-average macroeconomic outlook, partially offset by reduced borrower uncertainty, and

- $1.1 billion in **wholesale**, driven by net increases in the loan and lending-related commitment portfolios, an update to loss assumptions on certain leveraged loans, and net changes in credit quality of client-specific exposures, partially offset by the impact of changes in the Firm's weighted-average macroeconomic outlook and a reduction due to the impact of charge-offs.

The Firm's qualitative adjustments and its weighted-average macroeconomic outlook continued to include additional weight placed on the adverse scenarios to reflect ongoing uncertainties and downside risks related to the geopolitical and macroeconomic environment. During 2025, the Firm further increased the weight placed on the adverse scenarios.

The Firm's allowance for credit losses is estimated using a weighted average of five internally developed macroeconomic scenarios. The adverse scenarios incorporate more punitive macroeconomic factors than the central case assumptions provided in the following table, resulting in:

- a weighted average U.S. unemployment rate peaking at 5.8% in the fourth quarter of 2026, and

- a weighted average U.S. real GDP level that is 2.1% lower than the central case at the end of the second quarter of 2027.

The following table presents the Firm's central case assumptions for the periods presented:

	Central case assumptions at December 31, 2025		
	2Q26	**4Q26**	**2Q27**
U.S. unemployment rate[a]	**4.6 %**	**4.4 %**	**4.2 %**
YoY growth in U.S. real GDP[b]	**2.0 %**	**1.8 %**	**1.9 %**

	Central case assumptions at December 31, 2024		
	2Q25	4Q25	2Q26
U.S. unemployment rate[a]	4.5 %	4.3 %	4.3 %
YoY growth in U.S. real GDP[b]	2.0 %	1.9 %	1.8 %

(a) Reflects quarterly average of forecasted U.S. unemployment rate.
(b) The year over year growth in U.S. real GDP in the forecast horizon of the central scenario is calculated as the percentage change in U.S. real GDP levels from the prior year.

Subsequent changes to this forecast and related estimates will be reflected in the provision for credit losses in future periods.

Refer to Note 12 for additional information on the consumer and wholesale credit portfolios.

Note 14 – Variable interest entities

Refer to Note 1 on page 170 for a further description of the Firm's accounting policies regarding consolidation of and involvement with VIEs.

The following table summarizes the most significant types of Firm-sponsored VIEs by business segment. The Firm considers a "Firm-sponsored" VIE to include any entity where: (1) JPMorganChase is the primary beneficiary of the structure; (2) the VIE is used by JPMorganChase to securitize Firm assets; (3) the VIE issues financial instruments with the JPMorganChase name; or (4) the entity is a JPMorganChase–administered asset-backed commercial paper conduit.

Line of Business	Transaction Type	Activity	2025 Form 10-K page references
CCB	Credit card securitization trusts	Securitization of originated credit card receivables	pages 263–264
	Mortgage securitization trusts	Servicing and securitization of both originated and purchased residential mortgages	pages 264–266
CIB	Mortgage and other securitization trusts	Securitization of both originated and purchased residential and commercial mortgages, and other consumer loans	pages 264–266
	Multi-seller conduits	Assisting clients in accessing the financial markets in a cost-efficient manner and structuring transactions to meet investor needs	page 266
	Municipal bond vehicles	Financing of municipal bond investments	pages 266–267

The Firm's other business segments and Corporate are also involved with VIEs (both third-party and Firm-sponsored), but to a lesser extent, as follows:

- Asset & Wealth Management: AWM sponsors and manages certain funds that are deemed VIEs. As asset manager of the funds, AWM earns a fee based on assets managed; the fee varies with each fund's investment objective and is competitively priced. For fund entities that qualify as VIEs, AWM's interests are, in certain cases, considered to be significant variable interests that result in consolidation of the financial results of these entities.

- Corporate: Corporate is involved with entities that may meet the definition of VIEs; however these entities are generally subject to specialized investment company accounting, which does not require the consolidation of investments, including VIEs. In addition, Treasury and CIO invest in securities generally issued by third parties which may meet the definition of VIEs (e.g., issuers of asset-backed securities). In general, the Firm does not have the power to direct the significant activities of these entities and therefore does not consolidate these entities. Refer to Note 10 for further information on the Firm's investment securities portfolio.

In addition, CIB also invests in and provides financing, lending-related services and other services to VIEs sponsored by third parties. Refer to page 268 of this Note for more information on the VIEs sponsored by third parties.

Significant Firm-sponsored VIEs
Credit card securitizations
CCB's Card Services business may securitize originated credit card loans, primarily through the Chase Issuance Trust (the "Trust"). The Firm's continuing involvement in credit card securitizations includes servicing the receivables, retaining an undivided seller's interest in the receivables, retaining certain senior and subordinated securities and maintaining escrow accounts.

The Firm consolidates the assets and liabilities of its sponsored credit card trusts as it is considered to be the primary beneficiary of these securitization trusts based on the Firm's ability to direct the activities of these VIEs through its servicing responsibilities and other duties, including making decisions as to the receivables that are transferred into those trusts and as to any related modifications and workouts. Additionally, the nature and extent of the Firm's other

continuing involvement with the trusts, as indicated above, obligates the Firm to absorb losses and gives the Firm the right to receive certain benefits from these VIEs that could potentially be significant.

The underlying securitized credit card receivables and other assets of the securitization trusts are available only for payment of the beneficial interests issued by the securitization trusts; they are not available to pay the Firm's other obligations or the claims of the Firm's creditors.

The agreements with the credit card securitization trusts require the Firm to maintain a minimum undivided interest in the credit card trusts (generally 5%). As of December 31, 2025 and 2024, the Firm held undivided interests in Firm-sponsored credit card securitization trusts of $5.4 billion and $6.6 billion, respectively. The Firm maintained an average undivided interest in principal receivables owned by

Notes to consolidated financial statements

those trusts of approximately 40% and 45% for the years ended December 31, 2025 and 2024, respectively. The Firm did not retain any senior securities and retained $1.5 billion of subordinated securities in certain of its credit card securitization trusts at both December 31, 2025 and 2024. The Firm's undivided interests in the credit card trusts and securities retained are eliminated in consolidation.

Firm-sponsored mortgage and other securitization trusts

The Firm securitizes (or has securitized) originated and purchased residential mortgages, commercial mortgages and other consumer loans primarily in its CCB and CIB businesses. Depending on the particular transaction, as well as the respective business involved, the Firm may act as the servicer of the loans and/or retain certain beneficial interests in the securitization trusts.

The following tables present the total unpaid principal amount of assets held in Firm-sponsored private-label securitization entities, including those in which the Firm has continuing involvement, and those that are consolidated by the Firm. Continuing involvement includes servicing the loans, holding senior interests or subordinated interests (including amounts required to be held pursuant to credit risk retention rules), recourse or guarantee arrangements, and derivative contracts. In certain instances, the Firm's only continuing involvement is servicing the loans. The Firm's maximum loss exposure from retained and purchased interests is the carrying value of these interests. Refer to page 271 of this Note for information on the securitization-related loan delinquencies and liquidation losses.

December 31, 2025 (in millions)	Principal amount outstanding			JPMorganChase interest in securitized assets in nonconsolidated VIEs[c][d][e]			
	Total assets held by securitization VIEs	Assets held in consolidated securitization VIEs	Assets held in nonconsolidated securitization VIEs with continuing involvement	Trading assets	Investment securities	Other financial assets	Total interests held by JPMorgan Chase
Securitization-related[a]							
Residential mortgage:							
Prime/Alt-A and option ARMs	$ 83,442	$ 548	$ 58,525	$ 707	$ 1,799	$ 1,526	$ 4,032
Subprime	10,690	—	2,766	100	12	—	112
Commercial and other[b]	212,555	170	138,986	1,222	5,285	823	7,330
Total	**$ 306,687**	**$ 718**	**$ 200,277**	**$ 2,029**	**$ 7,096**	**$ 2,349**	**$ 11,474**

December 31, 2024 (in millions)	Principal amount outstanding			JPMorganChase interest in securitized assets in nonconsolidated VIEs[c][d][e]			
	Total assets held by securitization VIEs	Assets held in consolidated securitization VIEs	Assets held in nonconsolidated securitization VIEs with continuing involvement	Trading assets	Investment securities	Other financial assets	Total interests held by JPMorgan Chase
Securitization-related[a]							
Residential mortgage:							
Prime/Alt-A and option ARMs	$ 71,085	$ 615	$ 50,846	$ 613	$ 1,850	$ 614	$ 3,077
Subprime	8,824	—	1,847	44	19	—	63
Commercial and other[b]	186,293	243	125,510	530	5,768	1,074	7,372
Total	**$ 266,202**	**$ 858**	**$ 178,203**	**$ 1,187**	**$ 7,637**	**$ 1,688**	**$ 10,512**

(a) Excludes U.S. GSEs and government agency securitizations and re-securitizations, which are not Firm-sponsored.

(b) Consists of securities backed by commercial real estate loans and non-mortgage-related consumer receivables.

(c) Excludes the following: retained servicing; securities retained from loan sales and securitization activity related to U.S. GSEs and government agencies; interest rate and foreign exchange derivatives primarily used to manage interest rate and foreign exchange risks of securitization entities; senior securities of $188 million and $256 million at December 31, 2025 and 2024, respectively, and subordinated securities of $56 million and $49 million at December 31, 2025 and 2024, respectively, which the Firm purchased in connection with CIB's secondary market-making activities.

(d) Includes interests held in re-securitization transactions.

(e) At December 31, 2025 and 2024, 74% and 77%, respectively, of the Firm's retained securitization interests, which are predominantly carried at fair value and include amounts required to be held pursuant to credit risk retention rules, were risk-rated "A" or better, on an S&P-equivalent basis. The retained interests in prime residential mortgages consisted of $3.5 billion and $2.9 billion of investment-grade retained interests at December 31, 2025 and 2024, respectively, and $525 million and $216 million of noninvestment-grade retained interests at December 31, 2025 and 2024, respectively. The retained interests in commercial and other securitization trusts consisted of $6.2 billion and $6.0 billion of investment-grade retained interests, and $1.1 billion and $1.4 billion of noninvestment-grade retained interests at December 31, 2025 and 2024, respectively.

Residential mortgage

The Firm securitizes residential mortgage loans originated by CCB, as well as residential mortgage loans purchased from third parties by either CCB or CIB. CCB generally retains servicing for all residential mortgage loans it originated or purchased, and for certain mortgage loans purchased by CIB. For securitizations of loans serviced by CCB, the Firm has the power to direct the significant activities of the VIE because it is responsible for decisions related to loan modifications and workouts. CCB may also retain an interest upon securitization.

In addition, CIB engages in underwriting and trading activities involving securities issued by Firm-sponsored securitization trusts. As a result, CIB at times retains senior and/or subordinated interests (including residual interests and amounts required to be held pursuant to credit risk retention rules) in residential mortgage securitizations at the time of securitization, and/or reacquires positions in the secondary market in the normal course of business. In certain instances, as a result of the positions retained or reacquired by CIB or held by Treasury and CIO or CCB, when considered together with the servicing arrangements entered into by CCB, the Firm is deemed to be the primary beneficiary of certain securitization trusts.

The Firm does not consolidate residential mortgage securitizations (Firm-sponsored or third-party-sponsored) when it is not the servicer (and therefore does not have the power to direct the most significant activities of the trust) or does not hold a beneficial interest in the trust that could potentially be significant to the trust.

Commercial mortgages and other consumer securitizations

CIB originates and securitizes commercial mortgage loans, and engages in underwriting and trading activities involving the securities issued by securitization trusts. CIB may retain unsold senior and/or subordinated interests (including amounts required to be held pursuant to credit risk retention rules) in commercial mortgage securitizations at the time of securitization but, generally, the Firm does not service commercial loan securitizations. Treasury and CIO may choose to invest in these securitizations as well. For commercial mortgage securitizations the power to direct the significant activities of the VIE generally is held by the servicer or investors in a specified class of securities ("controlling class"). The Firm generally does not retain an interest in the controlling class in its sponsored commercial mortgage securitization transactions.

Re-securitizations

The Firm engages in certain re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. These transfers occur in connection with both U.S. GSEs and government agency sponsored VIEs, which are backed by residential mortgages. The Firm's consolidation analysis is largely dependent on the Firm's role and interest in the re-securitization trusts.

The following table presents the principal amount of securities transferred to re-securitization VIEs.

Year ended December 31, (in millions)	2025	2024	2023
Transfers of securities to VIEs			
U.S. GSEs and government agencies	**$ 24,350**	$ 44,456	$ 18,864

Most re-securitizations with which the Firm is involved are client-driven transactions in which a specific client or group of clients is seeking a specific return or risk profile. For these transactions, the Firm has concluded that the decision-making power of the entity is shared between the Firm and its clients, considering the joint effort and decisions in establishing the re-securitization trust and its assets, as well as the significant economic interest the client holds in the re-securitization trust; therefore the Firm does not consolidate the re-securitization VIE.

The Firm did not transfer any private label securities to re-securitization VIEs during 2025, 2024 and 2023, and retained interests in any such Firm-sponsored VIEs as of December 31, 2025 and 2024 were not material.

Additionally, the Firm may invest in beneficial interests of third-party-sponsored re-securitizations and generally purchases these interests in the secondary market. In these circumstances, the Firm does not have the unilateral ability to direct the most significant activities of the re-securitization trust, either because it was not involved in the initial design of the trust, or the Firm was involved with an independent third-party sponsor and demonstrated shared power over the creation of the trust; therefore, the Firm does not consolidate the re-securitization VIE.

Notes to consolidated financial statements

The following table presents information on the Firm's interests in nonconsolidated re-securitization VIEs.

December 31, (in millions)	Nonconsolidated re-securitization VIEs	
	2025	2024
U.S. GSEs and government agencies		
Interest in VIEs	$ **2,558**	$ 3,219

As of December 31, 2025 and 2024, the Firm did not consolidate any U.S. GSE and government agency re-securitization VIEs. As of December 31, 2025, the Firm consolidated an insignificant amount of assets and liabilities of Firm-sponsored private-label re-securitization VIEs. As of December 31, 2024, the Firm did not consolidate any Firm-sponsored private-label re-securitization VIEs.

Multi-seller conduits

Multi-seller conduit entities are separate bankruptcy remote entities that provide secured financing, collateralized by pools of receivables and other financial assets, to customers of the Firm. The conduits fund their financing facilities through the issuance of highly rated commercial paper. The primary source of repayment of the commercial paper is the cash flows from the pools of assets. In most instances, the assets are structured with deal-specific credit enhancements provided to the conduits by the customers (i.e., sellers) or other third parties. Deal-specific credit enhancements are generally structured to cover a multiple of historical losses expected on the pool of assets, and are typically in the form of overcollateralization provided by the seller. The deal-specific credit enhancements mitigate the Firm's potential losses on its agreements with the conduits.

To ensure timely repayment of the commercial paper, and to provide the conduits with funding to provide financing to customers in the event that the conduits do not obtain funding in the commercial paper market, each asset pool financed by the conduits has a minimum 100% deal-specific liquidity facility associated with it provided by JPMorgan Chase Bank, N.A. JPMorgan Chase Bank, N.A. also provides the multi-seller conduit vehicles with uncommitted program-wide liquidity facilities and program-wide credit enhancement in the form of standby letters of credit. The amount of program-wide credit enhancement required is based upon commercial paper issuance and approximates 10% of the outstanding balance of commercial paper.

The Firm consolidates its Firm-administered multi-seller conduits, as the Firm has both the power to direct the significant activities of the conduits and a potentially significant economic interest in the conduits. As administrative agent and in its role in structuring transactions, the Firm makes decisions regarding asset types and credit quality, and manages the commercial paper funding needs of the conduits.

The Firm's interests that could potentially be significant to the VIEs include the fees received as administrative agent and liquidity and program-wide credit enhancement provider, as well as the potential exposure created by the liquidity and credit enhancement facilities provided to the conduits.

In the normal course of business, JPMorganChase makes markets in and invests in commercial paper issued by the Firm-administered multi-seller conduits. The Firm held $2.2 billion and $2.9 billion of the commercial paper issued by the Firm-administered multi-seller conduits at December 31, 2025 and 2024, respectively, which have been eliminated in consolidation. The Firm's investments reflect the Firm's funding needs and capacity and were not driven by market illiquidity. Other than the amounts required to be held pursuant to credit risk retention rules, the Firm is not obligated under any agreement to purchase the commercial paper issued by the Firm-administered multi-seller conduits.

Deal-specific liquidity facilities, program-wide liquidity and credit enhancement provided by the Firm have been eliminated in consolidation. The Firm or the Firm-administered multi-seller conduits provide lending-related commitments to certain clients of the Firm-administered multi-seller conduits. The unfunded commitments were $9.9 billion and $10.3 billion at December 31, 2025 and 2024, respectively, and are reported as off-balance sheet lending-related commitments in other unfunded commitments to extend credit. Refer to Note 28 for more information on off-balance sheet lending-related commitments.

Municipal bond vehicles

Municipal bond vehicles or tender option bond ("TOB") trusts allow institutions to finance their municipal bond investments at short-term rates. In a typical TOB transaction, the trust purchases highly rated municipal bond(s) of a single issuer and funds the purchase by issuing two types of securities: (1) puttable floating-rate certificates ("floaters") and (2) inverse floating-rate residual interests ("residuals"). The floaters are typically purchased by money market funds or other short-term investors and may be tendered, with requisite notice, to the TOB trust. The residuals are retained by the investor seeking to finance its municipal bond investment. TOB transactions where the residual is held by a third-party investor are typically known as customer TOB trusts, and non-customer TOB trusts are transactions where the Residual is retained by the Firm. Customer TOB trusts are sponsored by a third party. The Firm serves as sponsor for all non-customer TOB transactions. The Firm may provide various services to a TOB trust, including remarketing agent, liquidity or tender option provider, and/or sponsor.

J.P. Morgan Securities LLC may serve as a remarketing agent on the floaters for TOB trusts. The remarketing agent is responsible for establishing the periodic variable rate on the floaters, conducting the initial placement and remarketing tendered floaters. The remarketing agent may, but is not obligated to, make markets in floaters. Floaters held by the Firm were not material during 2025 and 2024.

JPMorgan Chase Bank, N.A. or J.P. Morgan Securities LLC often serves as the sole liquidity or tender option provider for the TOB trusts. The liquidity provider's obligation to perform is conditional and is limited by certain events ("Termination Events"), which include bankruptcy or failure to pay by the municipal bond issuer or credit enhancement provider, an event of taxability on the municipal bonds or the immediate downgrade of the municipal bond to below investment grade. In addition, the liquidity provider's exposure is typically further limited by the high credit quality of the underlying municipal bonds, the excess collateralization in the vehicle, or, in certain transactions, the reimbursement agreements with the Residual holders.

Holders of the floaters may "put," or tender, their floaters to the TOB trust. If the remarketing agent cannot successfully remarket the floaters to another investor, the liquidity provider either provides a loan to the TOB trust for the TOB trust's purchase of the floaters, or it directly purchases the tendered floaters.

TOB trusts are considered to be variable interest entities. The Firm consolidates non-customer TOB trusts because as the Residual holder, the Firm has the right to make decisions that significantly impact the economic performance of the municipal bond vehicle, and it has the right to receive benefits and bear losses that could potentially be significant to the municipal bond vehicle.

Consolidated VIE assets and liabilities

The following table presents information on assets and liabilities related to VIEs consolidated by the Firm as of December 31, 2025 and 2024.

December 31, 2025 (in millions)	Assets				Liabilities		
	Trading assets	Loans	Other[c]	Total assets[d]	Beneficial interests in VIE assets[e]	Other[f]	Total liabilities
VIE program type							
Firm-sponsored credit card trusts	$ —	$ 12,872	$ 170	$ 13,042	$ 5,884	$ 11	$ 5,895
Firm-administered multi-seller conduits	—	20,140	115	20,255	18,174	24	18,198
Municipal bond vehicles	3,367	—	29	3,396	3,760	17	3,777
Mortgage securitization entities[a]	2	566	9	577	105	40	145
Other	1,466	4,199 [b]	360	6,025	28	599	627
Total	$ 4,835	$ 37,777	$ 683	$ 43,295	$ 27,951	$ 691	$ 28,642

December 31, 2024 (in millions)	Assets				Liabilities		
	Trading assets	Loans	Other[c]	Total assets[d]	Beneficial interests in VIE assets[e]	Other[f]	Total liabilities
VIE program type							
Firm-sponsored credit card trusts	$ —	$ 13,531	$ 168	$ 13,699	$ 5,312	$ 10	$ 5,322
Firm-administered multi-seller conduits	1	20,383	133	20,517	18,228	26	18,254
Municipal bond vehicles	3,388	—	22	3,410	3,617	15	3,632
Mortgage securitization entities[a]	—	630	8	638	115	48	163
Other	496	1,966	350	2,812	51	355	406
Total	$ 3,885	$ 36,510	$ 681	$ 41,076	$ 27,323	$ 454	$ 27,777

(a) Includes residential mortgage securitizations.
(b) Primarily includes consumer loans in CIB.
(c) Includes assets classified as cash and other asset line items on the Consolidated balance sheets.
(d) The assets of the consolidated VIEs included in the program types above are used to settle the liabilities of those entities. The assets and liabilities include third-party assets and liabilities of consolidated VIEs and exclude intercompany balances that eliminate in consolidation.
(e) The interest-bearing beneficial interest liabilities issued by consolidated VIEs are classified on the Consolidated balance sheets as "Beneficial interests issued by consolidated VIEs." The holders of these beneficial interests generally do not have recourse to the general credit of JPMorganChase. Included in beneficial interests in VIE assets are long-term beneficial interests of $6.0 billion and $5.5 billion at December 31, 2025 and 2024, respectively.
(f) Includes liabilities classified as accounts payable and other liabilities on the Consolidated balance sheets.

Notes to consolidated financial statements

VIEs sponsored by third parties

The Firm enters into transactions with VIEs structured by other parties. These include, for example, acting as a derivative counterparty, liquidity provider, investor, underwriter, placement agent, remarketing agent, trustee or custodian. These transactions are conducted at arm's-length, and individual credit decisions are based on the analysis of the specific VIE, taking into consideration the quality of the underlying assets. Where the Firm does not have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, or a variable interest that could potentially be significant, the Firm generally does not consolidate the VIE, but it records and reports these positions on its Consolidated balance sheets in the same manner it would record and report positions in respect of any other third-party transaction.

Tax credit vehicles

The Firm holds investments in unconsolidated tax credit vehicles, which are limited partnerships and similar entities that own and operate affordable housing, alternative energy, and other projects. These entities are primarily considered VIEs. A third party is typically the general partner or managing member and has control over the significant activities of the tax credit vehicles, and accordingly the Firm does not consolidate tax credit vehicles. The Firm generally invests in these partnerships as a limited partner and earns a return primarily through the receipt of tax credits allocated to the projects. At December 31, 2025 and 2024, the maximum loss exposure, represented by equity investments and funding commitments, was $38.1 billion and $35.2 billion, of which $16.4 billion and $15.0 billion was unfunded, respectively. The Firm assesses each project and to reduce the risk of loss, may withhold varying amounts of its capital investment until the project qualifies for tax credits. Refer to Note 28 for more information on off-balance sheet lending-related commitments.

The Firm elected the proportional amortization method for certain tax-oriented investments on a program-by-program basis. The proportional amortization method requires the cost of eligible investments, within an elected program, be amortized in proportion to the tax benefits received with the resulting amortization reported directly in income tax expense, which aligns with the associated tax credits and other tax benefits. Investments must meet certain criteria to be eligible, including that substantially all of the return is from income tax credits and other income tax benefits.

In addition, under this method deferred taxes are generally not recorded as the investment is now amortized in proportion to the income tax credits and other income tax benefits received. Delayed equity contributions that are unconditional and legally binding or conditional and probable of occurring are recorded in other liabilities with a corresponding increase in the carrying value of the investment. The guidance also requires a reevaluation of eligible investments when significant modifications or events occur that result in a change in the nature of the investment or a change in the Firm's relationship with the underlying project. During the period, there were no significant modifications or events that resulted in a change in the nature of an eligible investment or a change in the Firm's relationship with the underlying project.

The following table provides information on tax-oriented investments for which the Firm elected to apply the proportional amortization method.

Year ended December 31, (in millions)	Alternative energy and affordable housing programs[d]		
	2025	2024	2023
Programs for which the Firm elected proportional amortization:			
Carrying value[a]	**$ 33,858**	$ 31,978	$ 14,644
Tax credits and other tax benefits[b]	**6,097**	6,379	2,044
Investments that qualify to be accounted for using proportional amortization:			
Amortization losses recognized as a component of income tax expense	**(4,553)**	(5,018)	(1,561)
Non-income-tax-related gains/ (losses) and other returns received that are recognized outside of income tax expense[c]	**169**	142	(1)

(a) Recorded in Other assets on the Consolidated balance sheets. Excludes programs to which the Firm does not apply the proportional amortization method, such as historic tax credit and new market tax credit programs.

(b) Reflected in Income tax expense on the Consolidated statements of income and Operating activities on the Consolidated statements of cash flows. Additionally, the Firm recognized $1.1 billion, $1.0 billion and zero of income tax credits along with $(1.4) billion, $(1.2) billion and zero of amortization losses from investments in programs for which the Firm elected proportional amortization but the investments did not meet certain eligibility criteria for the years ended December 31, 2025, 2024 and 2023, respectively. Those amounts were recorded on a net basis in Other income on the Consolidated statements of income and in Operating activities on the Consolidated statements of cash flows.

(c) Recorded in Other income on the Consolidated statements of income and Operating activities on the Consolidated statements of cash flows. Refer to Note 6 for further information.

(d) As of December 31, 2023 represents eligible affordable housing investments.

Customer municipal bond vehicles (TOB trusts)
The Firm may provide various services to customer TOB trusts, including remarketing agent and liquidity or tender option provider. In certain customer TOB transactions, the Firm, as liquidity provider, has entered into a reimbursement agreement with the Residual holder. In those transactions, upon the termination of the vehicle, the Firm has recourse to the third-party Residual holders for any shortfall. The Firm does not have any intent to protect Residual holders from potential losses on any of the underlying municipal bonds. The Firm does not consolidate customer TOB trusts, since the Firm does not have the power to make decisions that significantly impact the economic performance of the municipal bond vehicle.

The Firm's maximum exposure as a liquidity provider to customer TOB trusts at December 31, 2025 and 2024, was $7.7 billion and $5.8 billion, respectively. The fair value of assets held by such VIEs at December 31, 2025 and 2024 was $10.5 billion and $8.1 billion, respectively.

Loan securitizations

The Firm has securitized and sold a variety of loans, including residential mortgages, credit card receivables, commercial mortgages and other consumer loans. The purposes of these securitization transactions were to satisfy investor demand and to generate liquidity for the Firm.

For loan securitizations in which the Firm is not required to consolidate the trust, the Firm records the transfer of the loan receivable to the trust as a sale when all of the following accounting criteria for a sale are met: (1) the transferred financial assets are legally isolated from the Firm's creditors; (2) the transferee or beneficial interest holder can pledge or exchange the transferred financial assets; and (3) the Firm does not maintain effective control over the transferred financial assets (e.g., the Firm cannot repurchase the transferred assets before their maturity and it does not have the ability to unilaterally cause the holder to return the transferred assets).

For loan securitizations accounted for as a sale, the Firm recognizes a gain or loss based on the difference between the value of proceeds received (including cash, beneficial interests, or servicing assets received) and the carrying value of the assets sold. Gains and losses on securitizations are reported in noninterest revenue.

Notes to consolidated financial statements

Securitization activity

The following table provides information related to the Firm's securitization activities for the years ended December 31, 2025, 2024 and 2023, related to assets held in Firm-sponsored securitization entities that were not consolidated by the Firm, and where sale accounting was achieved at the time of the securitization.

Year ended December 31, (in millions)	2025 Residential mortgage[d]	2025 Commercial and other[e]	2024 Residential mortgage[d]	2024 Commercial and other[e]	2023 Residential mortgage[d]	2023 Commercial and other[e]
Principal securitized	$ 26,361	$ 16,059	$ 19,988	$ 17,683	$ 7,678	$ 3,901
All cash flows during the period:[a]						
Proceeds received from loan sales as financial instruments[b][c]	$ 27,136	$ 15,780	$ 19,870	$ 17,346	$ 7,251	$ 3,896
Servicing fees collected	34	41	35	35	24	5
Cash flows received on interests	834	1,376	405	1,303	325	425

(a) Excludes re-securitization transactions.
(b) Primarily includes Level 2 assets.
(c) The carrying value of the loans accounted for at fair value approximated the proceeds received upon loan sale.
(d) Represents prime mortgages. Excludes loan securitization activity related to U.S. GSEs and government agencies.
(e) Includes commercial mortgages and auto loans.

Key assumptions used to value retained interests originated during the year are shown in the table below.

Year ended December 31,	2025	2024	2023
Residential mortgage retained interest:			
Weighted-average life (in years)	3.1	4.3	9.6
Weighted-average discount rate	5.4 %	7.1 %	4.8 %
Commercial and other retained interest:			
Weighted-average life (in years)	5.3	4.5	3.0
Weighted-average discount rate	4.9 %	6.2 %	4.6 %

Loans and excess MSRs sold to U.S. government-sponsored enterprises and loans in securitization transactions pursuant to Ginnie Mae guidelines

In addition to the amounts reported in the securitization activity tables above, the Firm, in the normal course of business, sells originated and purchased mortgage loans and certain originated excess MSRs on a nonrecourse basis, predominantly to U.S. GSEs. These loans and excess MSRs are sold primarily for the purpose of securitization by the U.S. GSEs, who provide certain guarantee provisions (e.g., credit enhancement of the loans). The Firm also sells loans into securitization transactions pursuant to Ginnie Mae guidelines; these loans are typically insured or guaranteed by another U.S. government agency. The Firm does not consolidate the securitization vehicles underlying these transactions as it is not the primary beneficiary. For a limited number of loan sales, the Firm is obligated to share a portion of the credit risk associated with the sold loans with the purchaser. Refer to Note 28 for additional information about the Firm's loan sales- and securitization-related indemnifications and Note 15 for additional information about the impact of the Firm's sale of certain excess MSRs.

The following table summarizes the activities related to loans sold to the U.S. GSEs, and loans in securitization transactions pursuant to Ginnie Mae guidelines.

Year ended December 31, (in millions)	2025	2024	2023
Carrying value of loans sold	$ 30,496	$ 25,765	$ 19,906
Proceeds received from loan sales as cash	$ 1,905	$ 2,380	$ 300
Proceeds from loan sales as securities[a][b]	28,449	23,178	19,389
Total proceeds received from loan sales[c]	$ 30,354	$ 25,558	$ 19,689
Gains/(losses) on loan sales[d][e]	$ —	$ —	$ —

(a) Includes securities from U.S. GSEs and Ginnie Mae that are generally sold shortly after receipt or retained as part of the Firm's investment securities portfolio.
(b) Included in level 2 assets.
(c) Excludes the value of MSRs retained upon the sale of loans.
(d) Gains/(losses) on loan sales include the value of MSRs.
(e) The carrying value of the loans accounted for at fair value approximated the proceeds received upon loan sale.

Options to repurchase delinquent loans
In addition to the Firm's obligation to repurchase certain loans due to material breaches of representations and warranties as discussed in Note 28, the Firm also has the option to repurchase delinquent loans that it services for Ginnie Mae loan pools, as well as for other U.S. government agencies under certain arrangements. The Firm typically elects to repurchase delinquent loans from Ginnie Mae loan pools as it continues to service them and/or manage the foreclosure process in accordance with the applicable requirements, and such loans continue to be insured or guaranteed. When the Firm's repurchase option becomes exercisable, such loans must be reported on the Consolidated balance sheets as a loan with a corresponding liability. Refer to Note 12 for additional information.

The following table presents loans the Firm repurchased or had an option to repurchase, real estate owned, and foreclosed government-guaranteed residential mortgage loans recognized on the Firm's Consolidated balance sheets as of December 31, 2025 and 2024. Substantially all of these loans and real estate are insured or guaranteed by U.S. government agencies.

December 31, (in millions)	2025	2024
Loans repurchased or option to repurchase[a]	$ 856	$ 577
Real estate owned	2	6
Foreclosed government-guaranteed residential mortgage loans[b]	9	10

(a) Primarily all of these amounts relate to loans that have been repurchased from Ginnie Mae loan pools.
(b) Relates to voluntary repurchases of loans, which are included in accrued interest and accounts receivable.

Loan delinquencies and liquidation losses
The table below includes information about components of and delinquencies related to nonconsolidated securitized financial assets held in Firm-sponsored private-label securitization entities, in which the Firm has continuing involvement as of December 31, 2025 and 2024. For loans sold or securitized where servicing is the Firm's only form of continuing involvement, the Firm generally experiences a loss only if the Firm was required to repurchase a delinquent loan or foreclosed asset due to a breach in representations and warranties associated with its loan sale or servicing contracts.

As of or for the year ended December 31, (in millions)	Securitized assets 2025	Securitized assets 2024	90 days past due 2025	90 days past due 2024	Net liquidation losses / (recoveries) 2025	Net liquidation losses / (recoveries) 2024
Securitized loans						
Residential mortgage:						
Prime/ Alt-A & option ARMs	$ 58,525	$ 50,846	$ 654	$ 501	$ 9	$ 10
Subprime	2,766	1,847	92	113	—	2
Commercial and other	138,986	125,510	4,487	1,715	292	77
Total loans securitized	$ 200,277	$ 178,203	$ 5,233	$ 2,329	$ 301	$ 89

Notes to consolidated financial statements

Note 15 – Goodwill, mortgage servicing rights, and other intangible assets

Goodwill

Goodwill is recorded upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired, and can be adjusted up to one year from the acquisition date as additional information pertaining to facts and circumstances that existed as of the acquisition date is obtained about the fair value of assets acquired and liabilities assumed. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be an impairment.

The goodwill associated with each business combination is allocated to the related reporting units, which are generally determined based on how the Firm's businesses are managed and how they are reviewed. The following table presents goodwill attributed to the reportable business segments and Corporate.

December 31, (in millions)	2025	2024	2023
Consumer & Community Banking	$ 32,116	$ 32,116	$ 32,116
Commercial & Investment Bank	11,259	11,236	11,251
Asset & Wealth Management	8,634	8,521	8,582
Corporate	722	692	685
Total goodwill	$ 52,731	$ 52,565	$ 52,634

The following table presents changes in the carrying amount of goodwill.

(in millions)	2025	2024	2023
Balance at beginning of period	$ 52,565	$ 52,634	$ 51,662
Changes during the period from:			
Business combinations[a]	—	29	917
Other[b]	166	(98)	55
Balance at December 31,	$ 52,731	$ 52,565	$ 52,634

(a) For 2024, includes estimated goodwill associated with the acquisition of LayerOne Financial in CIB. For 2023, predominantly represents estimated goodwill associated with the acquisition of the remaining 51% interest in CIFM in AWM and the acquisition of Aumni Inc., predominantly in CIB.

(b) Primarily foreign currency adjustments and an immaterial amount of goodwill written off due to impairment during the third quarter of 2025.

Goodwill impairment testing

The Firm's goodwill was not impaired as of December 31, 2025, 2024 and 2023.

The goodwill impairment test is performed by comparing the current fair value of each reporting unit with its carrying value. If the fair value is in excess of the carrying value, then the reporting unit's goodwill is considered not to be impaired. If the fair value is less than the carrying value, then an impairment is recognized for the amount by which the reporting unit's carrying value exceeds its fair value, up to the amount of goodwill allocated to that reporting unit.

The Firm uses the reporting units' allocated capital plus goodwill and other intangible assets as a proxy for the carrying values of equity for the reporting units in the goodwill impairment testing. Reporting unit equity is determined on a similar basis as the allocation of capital to the LOBs which takes into consideration a variety of factors including capital levels of similarly rated peers and applicable regulatory capital requirements. LOB's allocated capital levels are incorporated into the Firm's annual budget process, which is reviewed by the Firm's Board of Directors and Operating Committee.

The primary method the Firm uses to estimate the fair value of its reporting units is the income approach. This approach projects cash flows for the forecast period and uses the perpetuity growth method to calculate terminal values. These cash flows and terminal values, which are based on the reporting units' annual budgets and forecasts are then discounted using an appropriate discount rate. The discount rate used for each reporting unit represents an estimate of the cost of equity for that reporting unit and is determined considering the Firm's overall estimated cost of equity (estimated using the Capital Asset Pricing Model), as adjusted for the risk characteristics specific to each reporting unit (for example, for higher levels of risk or uncertainty associated with the business or management's forecasts and assumptions). To assess the reasonableness of the discount rates used for each reporting unit, management compares the discount rate to the estimated cost of equity for publicly traded institutions with similar businesses and risk characteristics. In addition, the weighted average cost of equity (aggregating the various reporting units) is compared with the Firm's overall estimated cost of equity for reasonableness. The valuations derived from the discounted cash flow analyses are then compared with market-based trading and transaction multiples for relevant competitors. Trading and transaction comparables are used as general indicators to assess the overall reasonableness of the estimated fair values, although precise conclusions generally cannot be drawn due to the differences that naturally exist between the Firm's businesses and competitor institutions.

The Firm also takes into consideration a comparison between the aggregate fair values of the Firm's reporting units and JPMorganChase's market capitalization. In evaluating this comparison, the Firm considers several factors, including (i) a control premium that would exist in a market transaction, (ii) factors related to the level of execution risk that would exist at the Firmwide level that do not exist at the reporting unit level and (iii) short-term market volatility and other factors that do not directly affect the value of individual reporting units.

Unanticipated declines in business performance, increases in credit losses, increases in capital requirements, as well as deterioration in economic or market conditions, adverse regulatory or legislative changes or increases in the estimated market cost of equity, could cause the estimated fair values of the Firm's reporting units to decline in the future, which could result in a material impairment charge to earnings in a future period related to some portion of the associated goodwill.

Mortgage servicing rights

MSRs represent the fair value of expected future cash flows for performing servicing activities for others. The fair value considers estimated future servicing fees and ancillary revenue, offset by estimated costs to service the loans, and generally declines over time as net servicing cash flows are received, effectively amortizing the MSR asset against contractual servicing and ancillary fee income. MSRs are either purchased from third parties or recognized upon sale or securitization of mortgage loans if servicing is retained.

As permitted by U.S. GAAP, the Firm has elected to account for its MSRs at fair value. The Firm treats its MSRs as a single class of servicing assets based on the availability of market inputs used to measure the fair value of its MSR asset and its treatment of MSRs as one aggregate pool for risk management purposes. The Firm estimates the fair value of MSRs using an option-adjusted spread ("OAS") model, which projects MSR cash flows over multiple interest rate scenarios in conjunction with the Firm's prepayment model, and then discounts these cash flows at risk-adjusted rates. The model considers portfolio characteristics, contractually specified servicing fees, prepayment assumptions, delinquency rates, costs to service, late charges and other ancillary revenue, and other economic factors. The Firm compares fair value estimates and assumptions to observable market data where available, and also considers recent market activity and actual portfolio experience.

Notes to consolidated financial statements

The fair value of MSRs is sensitive to changes in interest rates, including their effect on prepayment speeds. MSRs typically decrease in value when interest rates decline because declining interest rates tend to increase prepayments and therefore reduce the expected life of the net servicing cash flows that comprise the MSR asset. Conversely, securities (e.g., mortgage-backed securities), and certain derivatives (e.g., those for which the Firm receives fixed-rate interest payments) increase in value when interest rates decline. JPMorganChase uses combinations of derivatives and securities to manage the risk of changes in the fair value of MSRs. The intent is to offset any interest-rate related changes in the fair value of MSRs with changes in the fair value of the related risk management instruments.

The following table summarizes MSR activity for the years ended December 31, 2025, 2024 and 2023.

As of or for the year ended December 31, (in millions, except where otherwise noted)	2025	2024	2023
Fair value at beginning of period	$ 9,121	$ 8,522	$ 7,973
MSR activity:			
Originations of MSRs	433	325	253
Purchase of MSRs[a]	624	601	1,028
Disposition of MSRs	9	(21) [e]	(188) [e]
Net additions/(dispositions)	**1,066**	905	1,093
Changes due to collection/realization of expected cash flows	(1,068)	(1,068)	(1,011)
Changes in valuation due to inputs and assumptions:			
Changes due to market interest rates and other[b]	48	670	424
Changes in valuation due to other inputs and assumptions:			
Projected cash flows (e.g., cost to service)	(36)	102	(22)
Discount rates	(1)	14	14
Prepayment model changes and other[c]	37	(24)	51
Total changes in valuation due to other inputs and assumptions	**—**	92	43
Total changes in valuation due to inputs and assumptions	**48**	762	467
Fair value at December 31,	**$ 9,167**	$ 9,121	$ 8,522
Change in unrealized gains/(losses) included in income related to MSRs held at December 31,	$ 48	$ 762	$ 467
Contractual service fees, late fees and other ancillary fees included in income	1,635	1,606	1,590
Third-party mortgage loans serviced at December 31, (in billions)	668	652	632
Servicer advances, net of an allowance for uncollectible amounts, at December 31[d]	493	577	659

(a) Includes purchase price adjustments associated with purchased MSRs, primarily due to loans that prepaid within 90 days of settlement or did not meet certain criteria and were removed from the purchase prior to the transfer date, allowing the Firm to recover the purchase price.
(b) Represents both the impact of changes in estimated future prepayments due to changes in market interest rates, and the difference between actual and expected prepayments.
(c) Represents changes in prepayments other than those attributable to changes in market interest rates.
(d) Represents amounts the Firm pays as the servicer (e.g., scheduled principal and interest, taxes and insurance), which will generally be reimbursed within a short period of time after the advance from future cash flows from the trust or the underlying loans. The Firm's credit risk associated with these servicer advances is minimal because reimbursement of the advances is typically senior to all cash payments to investors. In addition, the Firm maintains the right to stop payment to investors if the collateral is insufficient to cover the advance. However, certain of these servicer advances may not be recoverable if they were not made in accordance with applicable rules and agreements.
(e) Includes excess MSRs transferred to agency-sponsored trusts in exchange for stripped mortgage-backed securities ("SMBS"). In each transaction, a portion of the SMBS was acquired by third parties at the transaction date; the Firm acquired the remaining balance of those SMBS as trading securities.

The following table presents the components of mortgage fees and related income (including the impact of MSR risk management activities) for the years ended December 31, 2025, 2024 and 2023.

Year ended December 31, (in millions)	2025	2024	2023
CCB mortgage fees and related income			
Production revenue	$ **622**	$ 627	$ 421
Net mortgage servicing revenue:			
Operating revenue:			
Loan servicing revenue	**1,651**	1,659	1,634
Changes in MSR asset fair value due to collection/realization of expected cash flows	**(1,065)**	(1,067)	(1,011)
Total operating revenue	**586**	592	623
Risk management:			
Changes in MSR asset fair value due to market interest rates and other[a]	**48**	670	424
Other changes in MSR asset fair value due to other inputs and assumptions in model[b]	**—**	92	43
Change in derivative fair value and other	**70**	(603)	(336)
Total risk management	**118**	159	131
Total net mortgage servicing revenue	**704**	751	754
Total CCB mortgage fees and related income	**1,326**	1,378	1,175
All other	**55**	23	1
Mortgage fees and related income	$ **1,381**	$ 1,401	$ 1,176

(a) Represents both the impact of changes in estimated future prepayments due to changes in market interest rates, and the difference between actual and expected prepayments.

(b) Represents the aggregate impact of changes in model inputs and assumptions such as projected cash flows (e.g., cost to service), discount rates and changes in prepayments other than those attributable to changes in market interest rates (e.g., changes in prepayments due to changes in home prices).

Changes in fair value based on variations in assumptions generally cannot be easily extrapolated, because the relationship of the change in the assumptions to the change in fair value are often highly interrelated and may not be linear. In the following table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which would either magnify or counteract the impact of the initial change.

The table below outlines the key economic assumptions used to determine the fair value of the Firm's MSRs at December 31, 2025 and 2024, and outlines the sensitivities of those fair values to immediate adverse changes in those assumptions, as defined below.

December 31, (in millions, except rates)	2025	2024
Weighted-average prepayment speed assumption (constant prepayment rate)	**6.77 %**	6.19 %
Impact on fair value of 10% adverse change	$ **(181)**	$ (209)
Impact on fair value of 20% adverse change	**(353)**	(406)
Weighted-average option adjusted spread[a]	**6.14 %**	5.97 %
Impact on fair value of 100 basis points adverse change	$ **(394)**	$ (391)
Impact on fair value of 200 basis points adverse change	**(757)**	(751)

(a) Includes the impact of operational risk and regulatory capital.

Notes to consolidated financial statements

Other intangible assets

The Firm's finite-lived and indefinite-lived other intangible assets are initially recorded at their fair value primarily upon completion of a business combination. Finite-lived intangible assets, including core deposit intangibles, customer relationship intangibles, and certain other intangible assets, are amortized over their useful lives, estimated based on the expected future economic benefits. The Firm's intangible assets with indefinite lives, such as asset management contracts, are not subject to amortization and are assessed periodically for impairment.

As of December 31, 2025 and 2024, the gross carrying values of other intangible assets were $3.5 billion and $3.8 billion, respectively, and the accumulated amortization was $962 million and $879 million, respectively.

As of December 31, 2025 and 2024, the net carrying values consist of finite-lived intangible assets of $1.3 billion and $1.7 billion, respectively, as well as indefinite-lived intangible assets, which are not subject to amortization, of $1.3 billion and $1.2 billion, respectively.

As of December 31, 2025, other intangible assets reflected core deposit and certain wealth management customer relationship intangibles related to the First Republic acquisition, and asset management contracts related to the Firm's acquisition of the remaining 51% interest in CIFM. Refer to Note 34 for additional information on the First Republic acquisition.

For the years ended December 31, 2025 and 2024, amortization expense was $292 million and $339 million, respectively.

The following table presents estimated future amortization expense.

December 31, (in millions)	Finite-lived intangible assets
2026	$ 266
2027	264
2028	264
2029	252
2030	100

Impairment testing

The Firm's finite-lived and indefinite-lived other intangible assets are assessed for impairment annually or more often if events or changes in circumstances indicate that the asset might be impaired. Once the Firm determines that an impairment exists for an intangible asset, the impairment is recognized in other expense.

Note 16 – Premises and equipment

Premises and equipment includes land carried at cost, as well as buildings, leasehold improvements, internal-use software and furniture and equipment carried at cost less accumulated depreciation and amortization. The Firm's operating lease right-of-use assets are also included in Premises and equipment. Refer to Note 18 for a further discussion of the Firm's right-of-use assets.

The following table presents certain components of Premises and equipment.

December 31, (in millions)	2025	2024
Land, buildings and leasehold improvements	$ 19,041	$ 16,874
Right-of-use assets[a]	8,424	7,930
Other premises and equipment[b]	8,779	7,419
Total premises and equipment	**$ 36,244**	**$ 32,223**

(a) Excluded $477 million and $564 million of right-of-use assets that were recorded in Other assets at December 31, 2025 and 2024, respectively.
(b) Other premises and equipment is comprised of internal-use software and furniture and equipment.

JPMorganChase computes depreciation using the straight-line method over the estimated useful life for buildings and furniture and equipment. The Firm depreciates leasehold improvements over the lesser of the remainder of the lease term or the estimated useful life. The Firm also capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life. The estimated useful lives range from 10 to 50 years for buildings and leasehold improvements, and 3 to 10 years for internal-use software and furniture and equipment.

Impairment is assessed when events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable.

Note 17 – Deposits

As of December 31, 2025 and 2024, noninterest-bearing and interest-bearing deposits were as follows:

December 31, (in millions)	2025	2024
U.S. offices		
Noninterest-bearing (included $16,610 and $28,904 at fair value)[a]	$ 583,342	$ 592,500
Interest-bearing (included $1,085 and $1,101 at fair value)[a]	1,452,729	1,345,914
Total deposits in U.S. offices	**2,036,071**	**1,938,414**
Non-U.S. offices		
Noninterest-bearing (included $3,099 and $2,255 at fair value)[a]	37,057	26,806
Interest-bearing (included $136 and $1,508 at fair value)[a]	486,192	440,812
Total deposits in non-U.S. offices	**523,249**	**467,618**
Total deposits	**$2,559,320**	**$ 2,406,032**

(a) Includes structured notes classified as deposits for which the fair value option has been elected. Refer to Note 3 for further discussion.

As of December 31, 2025 and 2024, time deposits in denominations that met or exceeded the insured limit were as follows:

December 31, (in millions)	2025	2024
U.S. offices	$ 155,114	$ 149,239
Non-U.S. offices[a]	89,085	92,639
Total	**$ 244,199**	**$ 241,878**

(a) Represents all time deposits in non-U.S. offices as these deposits typically exceed the insured limit.

As of December 31, 2025, the remaining maturities of interest-bearing time deposits were as follows:

December 31, (in millions)	U.S.	Non-U.S.	Total
2026	$223,575	$ 85,868	$ 309,443
2027	746	—	746
2028	195	—	195
2029	612	—	612
2030	156	—	156
After 5 years	130	118	248
Total	**$225,414**	**$ 85,986**	**$ 311,400**

Notes to consolidated financial statements

Note 18 – Leases

Firm as lessee

At December 31, 2025 JPMorganChase and its subsidiaries were obligated under a number of noncancellable leases, predominantly operating leases for premises and equipment used primarily for business purposes. These leases generally have terms of 20 years or less, determined based on the contractual maturity of the lease, and include periods covered by options to extend or terminate the lease when the Firm is reasonably certain that it will exercise those options. All leases with lease terms greater than twelve months are reported as a lease liability with a corresponding right-of-use ("ROU") asset. None of these lease agreements impose restrictions on the Firm's ability to pay dividends, engage in debt or equity financing transactions or enter into further lease agreements. Certain of these leases contain escalation clauses that will increase rental payments based on maintenance, utility and tax increases, which are non-lease components. The Firm elected not to separate lease and non-lease components of a contract for its real estate leases. As such, real estate lease payments represent payments on both lease and non-lease components.

Operating lease liabilities and ROU assets are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. The future lease payments are discounted at a rate that estimates the Firm's collateralized borrowing rate for financing instruments of a similar term and are included in accounts payable and other liabilities. The operating lease ROU assets, predominantly included in premises and equipment, also include any lease prepayments made, plus initial direct costs incurred, less any lease incentives received. Rental expense associated with operating leases is recognized on a straight-line basis over the lease term, and generally included in occupancy expense in the Consolidated statements of income.

The carrying values of the Firm's operating leases were as follows:

December 31, (in millions, except where otherwise noted)	2025	2024
Right-of-use assets	$ 8,901	$ 8,494
Lease liabilities	9,337	8,900
Weighted average remaining lease term (in years)	8.2	8.3
Weighted average discount rate	4.43 %	4.24 %

Year ended December 31, (in millions)	2025	2024	2023
Supplemental cash flow information			
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows	$ 1,759	$ 1,734	$ 1,662
Supplemental non-cash information			
Right-of-use assets obtained in exchange for operating lease obligations	$ 1,834	$ 1,565	$ 2,094

Year ended December 31, (in millions)	2025	2024	2023
Rental expense			
Gross rental expense	$ 2,388	$ 2,231	$ 2,079
Sublease rental income	(28)	(41)	(72)
Net rental expense	$ 2,360	$ 2,190	$ 2,007

The following table presents future payments under operating leases as of December 31, 2025.

Year ended December 31, (in millions)	
2026	$ 1,767
2027	1,699
2028	1,539
2029	1,322
2030	1,094
After 2030	3,834
Total future minimum lease payments	11,255
Less: Imputed interest	(1,918)
Total	$ 9,337

In addition to the table above, as of December 31, 2025, the Firm had additional future operating lease commitments of $1.9 billion that were signed but had not yet commenced. These operating leases will commence between 2026 and 2029 with lease terms up to 21 years.

Firm as lessor

The Firm provides auto and equipment lease financing to its customers through lease arrangements with lease terms that may contain renewal, termination and/or purchase options. The Firm's lease financings are predominantly auto operating leases. These assets subject to operating leases are recognized in other assets on the Firm's Consolidated balance sheets and are depreciated on a straight-line basis over the lease term to reduce the asset to its estimated residual value. Depreciation expense is included in technology, communications and equipment expense in the Consolidated statements of income. The Firm's lease income is generally recognized on a straight-line basis over the lease term and is included in other income in the Consolidated statements of income.

On a periodic basis, the Firm assesses leased assets for impairment, and if the carrying amount of the leased asset exceeds the undiscounted cash flows from the lease payments and the estimated residual value upon disposition of the leased asset, an impairment is recognized.

The risk of loss on auto and equipment leased assets relating to the residual value of the leased assets is monitored through projections of the asset residual values at lease origination and periodic review of residual values, and is mitigated through arrangements with certain manufacturers or lessees.

The following table presents the carrying value of assets subject to leases reported on the Consolidated balance sheets.

December 31, (in millions)	2025	2024
Carrying value of assets subject to operating leases, net of accumulated depreciation	$ 20,130	$ 12,988
Accumulated depreciation	3,177	2,509

The following table presents the Firm's operating lease income and the related depreciation expense on the Consolidated statements of income.

Year ended December 31, (in millions)	2025	2024	2023
Operating lease income	$ 3,803	$ 2,795	$ 2,843
Depreciation expense	2,418	1,685	1,778

The following table presents future receipts under operating leases as of December 31, 2025.

Year ended December 31, (in millions)	
2026	$ 3,637
2027	2,645
2028	1,023
2029	44
2030	4
After 2030	—
Total future minimum lease receipts	$ 7,353

Notes to consolidated financial statements

Note 19 – Accounts payable and other liabilities

Accounts payable and other liabilities consist of brokerage payables, which include payables to customers and payables related to security purchases that did not settle; other accrued expenses, such as compensation accruals, credit card rewards liability, accrued interest payables, merchant servicing payables and income tax payables; and all other liabilities, including operating lease liabilities, obligations to return securities received as collateral which are measured at fair value, allowance for lending-related commitments, and litigation reserves. The following table presents the components of accounts payable and other liabilities.

December 31, (in millions)	2025	2024
Brokerage payables	$ 186,658	$ 153,153
Other payables and liabilities[a]	130,136	127,519
Total accounts payable and other liabilities	**$ 316,794**	**$ 280,672**

(a) Includes credit card rewards liability of $16.0 billion and $14.4 billion at December 31, 2025 and 2024, respectively.

The credit card rewards liability represents the estimated cost of rewards points earned and expected to be redeemed by cardholders. The liability is accrued as the cardholder earns the benefit and is reduced when the cardholder redeems points. The redemption rate and cost per point assumptions are key assumptions to estimate the liability and the current period impact is recognized in Card Income.

Refer to Notes 7, 13, 18, 25 and 30 for additional information on accrued interest, allowance for credit losses on lending-related commitments, operating lease liabilities, income taxes and litigation reserves, respectively.

Note 20 – Long-term debt

JPMorganChase issues long-term debt denominated in various currencies, predominantly U.S. dollars, with both fixed and variable interest rates. Included in senior and subordinated debt below are various equity-linked or other indexed instruments, which the Firm has elected to measure at fair value. Changes in fair value are recorded in principal transactions revenue in the Consolidated statements of income, except for unrealized gains/(losses) due to DVA which are recorded in OCI. The following table is a summary of long-term debt carrying values (including unamortized premiums and discounts, issuance costs, valuation adjustments and fair value adjustments, where applicable) by remaining contractual maturity as of December 31, 2025.

By remaining maturity at December 31, (in millions, except rates)		2025				2024
		Under 1 year	1-5 years	After 5 years	Total	Total
Parent company						
Senior debt:	Fixed rate	$ 11,761	$ 91,867	$ 122,443	$ 226,071	$ 214,911
	Variable rate	48	6,795	1,618	8,461	8,655
	Interest rates[f]	2.84 %	3.74 %	4.14 %	3.90 %	3.71 %
Subordinated debt:	Fixed rate	$ 2,489	$ 3,099	$ 12,919	$ 18,507	$ 14,457
	Variable rate	—	—	—	—	—
	Interest rates[f]	4.83 %	4.63 %	4.96 %	4.89 %	4.76 %
	Subtotal	$ 14,298	$ 101,761	$ 136,980	$ 253,039	$ 238,023
Subsidiaries						
Federal Home Loan Banks advances:	Fixed rate	$ 1,236	$ 405	$ 18	$ 1,659	$ 9,257
	Variable rate	—	16,500	—	16,500	20,000
	Interest rates[f]	3.33 %	4.05 %	5.65 %	4.01 %	4.67 %
Purchase Money Note:[a]	Fixed rate	$ —	$ 49,435	$ —	$ 49,435	$ 49,208
	Interest rates[f]	— %	3.40 %	— %	3.40 %	3.40 %
Senior debt:	Fixed rate	$ 5,896	$ 19,908	$ 11,973	$ 37,777	$ 26,545
	Variable rate	21,159	43,393	10,650	75,202	56,782
	Interest rates[f]	5.02 %	3.88%	1.35 %	3.66 %	3.81 %
	Subtotal	$ 28,291	$ 129,641	$ 22,641	$ 180,573	$ 161,792
Junior subordinated debt:	Fixed rate	$ —	$ 495	$ —	$ 495	$ 488
	Variable rate	—	421	678	1,099	1,115
	Interest rates[f]	— %	6.87 %	5.06 %	6.10 %	6.58 %
	Subtotal	$ —	$ 916	$ 678	$ 1,594	$ 1,603
Total long-term debt[b][c][d]		$ 42,589	$ 232,318	$ 160,299	$ 435,206 [g][h]	$ 401,418
Long-term beneficial interests:	Fixed rate	$ 1,156	$ 4,728	$ —	$ 5,884	$ 5,312
	Variable rate	—	13	120	133	166
	Interest rates[f]	5.16 %	4.54 %	3.14 %	4.63 %	4.62 %
Total long-term beneficial interests[e]		$ 1,156	$ 4,741	$ 120	$ 6,017	$ 5,478

(a) Reflects the Purchase Money Note associated with First Republic. Refer to Note 34 for additional information.
(b) Included long-term debt of $70.0 billion and $80.9 billion secured by assets totaling $191.0 billion and $185.5 billion at December 31, 2025 and 2024, respectively. The amount of long-term debt secured by assets does not include amounts related to hybrid instruments.
(c) Included $134.6 billion and $100.8 billion of long-term debt accounted for at fair value at December 31, 2025 and 2024, respectively.
(d) Included $18.1 billion and $13.5 billion of outstanding zero-coupon notes at December 31, 2025 and 2024, respectively. The aggregate principal amount of these notes at their respective maturities is $57.6 billion and $50.2 billion, respectively. The aggregate principal amount reflects the contractual principal payment at maturity, which may exceed the contractual principal payment at the Firm's next call date, if applicable.
(e) Included on the Consolidated balance sheets in beneficial interests issued by consolidated VIEs. Also included amounts accounted for at fair value which were not material as of December 31, 2025 and 2024. Excluded short-term commercial paper and other short-term beneficial interests of $21.9 billion and $21.8 billion at December 31, 2025 and 2024, respectively.
(f) The interest rates shown are the weighted average of contractual rates in effect at December 31, 2025 and 2024, respectively, including non-U.S. dollar fixed- and variable-rate issuances, which excludes the effects of the associated derivative instruments used in hedge accounting relationships, if applicable. The interest rates shown exclude structured notes accounted for at fair value.
(g) As of December 31, 2025, long-term debt in the aggregate of $320.4 billion was redeemable at the option of JPMorganChase, in whole or in part, prior to maturity, based on the terms specified in the respective instruments.
(h) The aggregate carrying values of debt that matures in each of the five years subsequent to 2025 is $42.6 billion in 2026, $55.8 billion in 2027, $105.4 billion in 2028, $31.4 billion in 2029 and $39.8 billion in 2030.

The weighted-average contractual interest rates for total long-term debt excluding structured notes accounted for at fair value were 3.89% and 3.82% as of December 31, 2025 and 2024, respectively. In order to modify exposure to interest rate and currency exchange rate movements, JPMorganChase utilizes derivative instruments, primarily interest rate and cross-currency interest rate swaps, in conjunction with some of its debt issuances. The use of these instruments modifies the Firm's interest expense on the associated debt. The modified weighted-average interest rates for total long-term debt, including the effects of related derivative instruments, were 4.75% and 5.15% as of December 31, 2025 and 2024, respectively.

JPMorgan Chase & Co. has guaranteed certain long-term debt of its subsidiaries, including structured notes. These guarantees rank pari passu with the Firm's other unsecured and unsubordinated indebtedness. The amount of such guaranteed long-term debt and structured notes was $47.6 billion and $41.2 billion at December 31, 2025 and 2024, respectively.

The Firm's unsecured debt does not contain requirements that would call for an acceleration of payments, maturities or changes in the structure of the existing debt, provide any limitations on future borrowings or require additional collateral, based on unfavorable changes in the Firm's credit ratings, financial ratios, earnings or stock price.

Note 21 – Preferred stock

At December 31, 2025 and 2024, JPMorganChase was authorized to issue 200 million shares of preferred stock, in one or more series, with a par value of $1 per share. In the event of a liquidation or dissolution of the Firm, JPMorganChase's preferred stock then outstanding takes precedence over the Firm's common stock with respect to the payment of dividends and the distribution of assets.

The following is a summary of JPMorganChase's non-cumulative preferred stock outstanding as of December 31, 2025 and 2024, and the quarterly dividend declarations for the years ended December 31, 2025, 2024 and 2023.

| | Shares[a] | | Carrying value (in millions) | | | Contractual rate in effect at December 31, 2025 | Earliest redemption date[b] | Floating annualized rate[c] | Dividend declared per share[d] | | |
| | December 31, | | December 31, | | Issue date | | | | Year ended December 31, | | |
	2025	2024	2025	2024					2025	2024	2023
Fixed-rate:											
Series DD	169,625	169,625	$ 1,696	$ 1,696	9/21/2018	5.750 %	12/1/2023	NA	$ 575.00	$ 575.00	$ 575.00
Series EE	185,000	185,000	1,850	1,850	1/24/2019	6.000	3/1/2024	NA	600.00	600.00	600.00
Series GG	90,000	90,000	900	900	11/7/2019	4.750	12/1/2024	NA	475.00	475.00	475.00
Series JJ	150,000	150,000	1,500	1,500	3/17/2021	4.550	6/1/2026	NA	455.00	455.00	455.00
Series LL	185,000	185,000	1,850	1,850	5/20/2021	4.625	6/1/2026	NA	462.52	462.52	462.52
Series MM	200,000	200,000	2,000	2,000	7/29/2021	4.200	9/1/2026	NA	420.00	420.00	420.00
Fixed-to-floating rate:											
Series Q	—	—	—	—	4/23/2013	—	5/1/2023	SOFR + 3.25%	—	220.45	801.41 [h]
Series R	—	—	—	—	7/29/2013	—	8/1/2023	SOFR + 3.30	—	221.70	756.73 [i]
Series S	—	—	—	—	1/22/2014	—	2/1/2024	SOFR + 3.78	—	233.70 [g]	675.00
Series U	—	—	—	—	3/10/2014	—	4/30/2024	SOFR + 3.33	—	153.13	612.50
Series X	—	—	—	—	9/23/2014	—	10/1/2024	SOFR + 3.33	—	457.50	610.00
Series CC	125,750	125,750	1,258	1,258	10/20/2017	SOFR + 2.58	11/1/2022	SOFR + 2.58	709.88	812.73	804.08
Series FF	—	—	—	—	7/31/2019	—	8/1/2024	SOFR + 3.38	—	250.00	500.00
Series HH	—	300,000	—	3,000	1/23/2020	—	2/1/2025	SOFR + 3.125	—	460.00	460.00
Series II	150,000	150,000	1,500	1,500	2/24/2020	SOFR + 2.745	4/1/2025	SOFR + 2.745	631.68 [e]	400.00	400.00
Series KK	200,000	200,000	2,000	2,000	5/12/2021	3.650	6/1/2026	CMT + 2.85	365.00	365.00	365.00
Series NN	250,000	250,000	2,496	2,496	3/12/2024	6.875	6/1/2029	CMT + 2.737	687.52	494.63 [f]	NA
Series OO	300,000	NA	2,995	NA	2/4/2025	6.500	4/1/2030	CMT + 2.152	590.42 [f]	NA	NA
Total preferred stock	**2,005,375**	2,005,375	**$20,045**	$ 20,050							

(a) Represented by depositary shares.
(b) Each series of fixed-to-floating rate preferred stock converts to a floating rate at the earliest redemption date.
(c) References in the table to "SOFR" mean a floating annualized rate equal to three-month term SOFR (plus, in the case of the Series CC preferred stock, a spread adjustment of 0.26% per annum) plus the spreads noted. References to "CMT" mean a floating annualized rate equal to the five-year Constant Maturity Treasury ("CMT") rate plus the spreads noted.
(d) Dividends on preferred stock are discretionary and non-cumulative. When declared, dividends are declared quarterly. Dividends are payable quarterly on fixed-rate preferred stock. Dividends are payable semiannually on fixed-to-floating rate preferred stock while at a fixed rate, and payable quarterly after converting to a floating rate.
(e) The dividend rate for Series II preferred stock became floating and payable quarterly starting on April 1, 2025; prior to which the dividend rate was fixed at 4.00% or $200.00 per share payable semiannually. The dividend rate for each quarterly dividend period commencing on April 1, 2025 was three-month term SOFR plus the spread of 2.745%.
(f) The initial dividend declared was prorated based on the number of days outstanding for the period. Dividends were declared quarterly thereafter at the contractual rate.
(g) The dividend rate for Series S preferred stock became floating and payable quarterly starting on February 1, 2024; prior to which the dividend rate was fixed at 6.75% or $337.50 per share payable semiannually. The dividend rate for each quarterly dividend period commencing on February 1, 2024 was three-month term SOFR (plus a spread adjustment of 0.26% per annum) plus the spread of 3.78%.
(h) The dividend rate for Series Q preferred stock became floating and payable quarterly starting on May 1, 2023; prior to which the dividend rate was fixed at 5.15% or $257.50 per share payable semiannually. The dividend rate for each quarterly dividend period commencing on August 1, 2023 was three-month term SOFR (plus a spread adjustment of 0.26% per annum) plus the spread of 3.25%.
(i) The dividend rate for Series R preferred stock became floating and payable quarterly starting on August 1, 2023; prior to which the dividend rate was fixed at 6.00% or $300.00 per share payable semiannually. The dividend rate for each quarterly dividend period commencing on August 1, 2023 was three-month term SOFR (plus a spread adjustment of 0.26% per annum) plus the spread of 3.30%.

Notes to consolidated financial statements

Each series of preferred stock has a liquidation value and redemption price per share of $10,000, plus accrued but unpaid dividends. The aggregate liquidation value was $20.1 billion at December 31, 2025.

Issuances

On February 4, 2025, the Firm issued $3.0 billion of fixed-rate reset non-cumulative preferred stock, Series OO.

On March 12, 2024, the Firm issued $2.5 billion of fixed-rate reset non-cumulative preferred stock, Series NN.

Redemptions

On February 1, 2025, the Firm redeemed all $3.0 billion of its fixed-to-floating rate non-cumulative preferred stock, Series HH.

On October 1, 2024, the Firm redeemed all $1.6 billion of its fixed-to-floating rate non-cumulative preferred stock, Series X.

On August 1, 2024, the Firm redeemed all $2.3 billion of its fixed-to-floating rate non-cumulative preferred stock, Series FF.

On May 1, 2024, the Firm redeemed all $5.0 billion of its fixed-to-floating rate non-cumulative preferred stock, Series Q, Series R and Series S.

On April 30, 2024, the Firm redeemed all $1.0 billion of its fixed-to-floating rate non-cumulative preferred stock, Series U.

Redemption rights
Each series of the Firm's preferred stock may be redeemed on any dividend payment date on or after the earliest redemption date for that series. All outstanding preferred stock series may also be redeemed following a "capital treatment event," as described in the terms of each series. Any redemption of the Firm's preferred stock is subject to non-objection from the Board of Governors of the Federal Reserve System (the "Federal Reserve").

Note 22 – Common stock

At December 31, 2025 and 2024, JPMorganChase was authorized to issue 9.0 billion shares of common stock with a par value of $1 per share.

Common shares issued which were reissued from treasury by the Firm during the years ended December 31, 2025, 2024 and 2023 were as follows.

Year ended December 31, (in millions)	2025	2024	2023
Total issued – balance at January 1	**4,104.9**	4,104.9	4,104.9
Treasury – balance at January 1	**(1,307.3)**	(1,228.3)	(1,170.7)
Repurchase	**(114.4)**	(91.7)	(69.5)
Reissuance:			
Employee benefits and compensation plans	**12.3**	11.9	10.9
Employee stock purchase plans	**0.7**	0.8	1.0
Total reissuance	**13.0**	12.7	11.9
Total treasury – balance at December 31	**(1,408.7)**	(1,307.3)	(1,228.3)
Outstanding at December 31	**2,696.2**	2,797.6	2,876.6

On July 1, 2025, the Firm announced that its Board of Directors had authorized a new $50 billion common share repurchase program, effective July 1, 2025. Through June 30, 2025, the Firm was authorized to purchase up to $30 billion of common shares under its previously-approved common share repurchase program that was announced on June 28, 2024.

The following table sets forth the Firm's repurchases of common stock for the years ended December 31, 2025, 2024 and 2023.

Year ended December 31, (in millions)	2025	2024	2023
Total number of shares of common stock repurchased	**114.4**	91.7	69.5
Aggregate purchase price of common stock repurchases[a]	**$31,640**	$18,841	$ 9,898

(a) Excludes excise tax and commissions.

The Board of Directors' authorization to repurchase common shares is utilized at management's discretion. The common share repurchase program approved by the Board of Directors does not establish specific price targets or timetables. Management determines the amount and timing of common share repurchases based on various factors, including market conditions; legal and regulatory considerations affecting the amount and timing of repurchase activity; the Firm's capital position (taking into account goodwill and intangibles); organic capital generation; current and proposed future capital requirements; and other investment opportunities. The amount of common shares that the Firm repurchases in any period may be substantially more or less than the amounts estimated or actually repurchased in prior periods, reflecting the dynamic nature of the decision-making process. The Firm's common share repurchases may be suspended by management at any time; and may be executed through open market purchases or privately negotiated transactions, or utilizing Rule 10b5-1 plans, which are written trading plans that the Firm may enter into from time to time under Rule 10b5-1 of the Securities Exchange Act of 1934 and which allow the Firm to repurchase its common shares during periods when it may otherwise not be repurchasing common shares — for example, during internal trading blackout periods.

As of December 31, 2025, approximately 50.0 million shares of common stock were reserved for issuance under various employee incentive, compensation, option and stock purchase plans, and directors' compensation plans.

Notes to consolidated financial statements

Note 23 – Earnings per share

Basic earnings per share ("EPS") is calculated using the two-class method. Under the two-class method, all earnings (distributed and undistributed) are allocated to common stock and participating securities. JPMorganChase grants RSUs under its share-based compensation programs, predominantly all of which entitle recipients to receive nonforfeitable dividends during the vesting period on a basis equivalent to dividends paid to holders of the Firm's common stock. These unvested RSUs meet the definition of participating securities based on their respective rights to receive nonforfeitable dividends, and they are treated as a separate class of securities in computing basic EPS. Participating securities are not included as incremental shares in computing diluted EPS; refer to Note 9 for additional information.

Diluted EPS incorporates the potential impact of contingently issuable shares, including awards which require future service as a condition of delivery of the underlying common stock. Diluted EPS is calculated under both the two-class and treasury stock methods, and the more dilutive amount is reported. For each of the periods presented in the table below, diluted EPS calculated under the two-class method was more dilutive.

The following table presents the calculation of net income applicable to common stockholders and basic and diluted EPS for the years ended December 31, 2025, 2024 and 2023.

Year ended December 31, (in millions, except per share amounts)	2025	2024	2023
Basic earnings per share			
Net income	**$ 57,048**	$ 58,471	$ 49,552
Less: Preferred stock dividends	**1,099**	1,259	1,501
Net income applicable to common equity	**55,949**	57,212	48,051
Less: Dividends and undistributed earnings allocated to participating securities	**268**	344	291
Net income applicable to common stockholders	**$ 55,681**	$ 56,868	$ 47,760
Total weighted-average basic shares outstanding	**2,776.5**	2,873.9	2,938.6
Net income per share	**$ 20.05**	$ 19.79	$ 16.25
Diluted earnings per share			
Net income applicable to common stockholders	**$ 55,681**	$ 56,868	$ 47,760
Total weighted-average basic shares outstanding	**2,776.5**	2,873.9	2,938.6
Add: Dilutive impact of unvested PSUs, nondividend-earning RSUs and SARs	**5.0**	5.1	4.5
Total weighted-average diluted shares outstanding	**2,781.5**	2,879.0	2,943.1
Net income per share	**$ 20.02**	$ 19.75	$ 16.23

Note 24 – Accumulated other comprehensive income/(loss)

AOCI includes the after-tax change in unrealized gains and losses on investment securities, foreign currency translation adjustments (including the impact of related derivatives), fair value changes of excluded components on fair value hedges, cash flow hedging activities, net gain/(loss) related to the Firm's defined benefit pension and OPEB plans, and fair value option-elected liabilities arising from changes in the Firm's own credit risk (DVA).

Year ended December 31, (in millions)	Unrealized gains/(losses) on investment securities	Translation adjustments, net of hedges	Fair value hedges	Cash flow hedges	Defined benefit pension and OPEB plans	DVA on fair value option elected liabilities	Accumulated other comprehensive income/(loss)
Balance at December 31, 2022	$ (9,124)	$ (1,545)	$ (33)	$ (5,656)	$ (1,451)	$ 468	$ (17,341)
Net change	5,381	329	(101)	1,724	373	(808)	6,898
Balance at December 31, 2023	$ (3,743) [a]	$ (1,216)	$ (134)	$ (3,932)	$ (1,078)	$ (340)	$ (10,443)
Net change	(87)	(858)	(87)	(882)	(63)	(36)	(2,013)
Balance at December 31, 2024	$ (3,830) [a]	$ (2,074)	$ (221)	$ (4,814)	$ (1,141)	$ (376)	$ (12,456)
Net change	3,569	1,339	64	3,388	579	(773)	8,166
Balance at December 31, 2025	**$ (261)** [a]	**$ (735)**	**$ (157)**	**$ (1,426)**	**$ (562)**	**$ (1,149)**	**$ (4,290)**

(a) Included after-tax net unamortized unrealized losses of $(240) million, $(651) million, and $(895) million for the years ended 2025, 2024 and 2023, respectively, related to AFS securities that have been transferred to HTM. As of December 31, 2023, included after-tax net unamortized unrealized losses of $(29) million related to HTM securities that have been transferred to AFS as permitted by the new hedge accounting guidance adopted on January 1, 2023. Refer to Note 10 for further information.

The following table presents the pre-tax and after-tax changes in the components of OCI.

Year ended December 31, (in millions)	2025 Pre-tax	2025 Tax effect	2025 After-tax	2024 Pre-tax	2024 Tax effect	2024 After-tax	2023 Pre-tax	2023 Tax effect	2023 After-tax
Unrealized gains/(losses) on investment securities:									
Net unrealized gains/(losses) arising during the period	$ 4,646	$ (1,120)	$ 3,526	$ (1,135)	$ 274	$ (861)	$ 3,891	$ (922)	$ 2,969
Reclassification adjustment for realized (gains)/losses included in net income[a]	57	(14)	43	1,021	(247)	774	3,180	(768)	2,412
Net change	4,703	(1,134)	3,569	(114)	27	(87)	7,071	(1,690)	5,381
Translation adjustments:[b]									
Translation	6,123	(218)	5,905	(4,385)	250	(4,135)	1,714	(95)	1,619
Hedges	(6,042)	1,476	(4,566)	4,322	(1,045)	3,277	(1,697)	407	(1,290)
Net change	81	1,258	1,339	(63)	(795)	(858)	17	312	329
Fair value hedges, net change[c]	84	(20)	64	(115)	28	(87)	(134)	33	(101)
Cash flow hedges:									
Net unrealized gains/(losses) arising during the period	2,057	(500)	1,557	(3,742)	904	(2,838)	483	(114)	369
Reclassification adjustment for realized (gains)/losses included in net income[d]	2,406	(575)	1,831	2,579	(623)	1,956	1,775	(420)	1,355
Net change	4,463	(1,075)	3,388	(1,163)	281	(882)	2,258	(534)	1,724
Defined benefit pension and OPEB plans, net change	691	(112)	579	(131)	68	(63)	421	(48)	373
DVA on fair value option elected liabilities, net change	(1,025)	252	(773)	(45)	9	(36)	(1,066)	258	(808)
Total other comprehensive income/(loss)	$ 8,997	$ (831)	$ 8,166	$ (1,631)	$ (382)	$ (2,013)	$ 8,567	$ (1,669)	$ 6,898

(a) The pre-tax amount is reported in Investment securities gains/(losses) in the Consolidated statements of income.

(b) Reclassifications of pre-tax realized gains/(losses) on translation adjustments and related hedges are reported in other income/expense in the Consolidated statements of income. During the year ended December 31, 2025, the Firm reclassified a net pre-tax gain of $7 million to other income/expense, of which $14 million gain related to net investment hedges and $(7) million loss related to cumulative translation adjustments. During the year ended December 31, 2024, the Firm reclassified a net pre-tax gain of $7 million. During the year ended December 31, 2023, the Firm reclassified a net pre-tax loss of $(3) million.

(c) Represents changes in fair value of cross-currency swaps attributable to changes in cross-currency basis spreads, which are excluded from the assessment of hedge effectiveness and recorded in other comprehensive income. The initial cost of cross-currency basis spreads is recognized in earnings as part of the accrual of interest on the cross-currency swaps.

(d) The pre-tax amounts are primarily recorded in noninterest revenue, net interest income and compensation expense in the Consolidated statements of income.

Notes to consolidated financial statements

Note 25 – Income taxes

JPMorganChase and its eligible subsidiaries file a consolidated U.S. federal income tax return. JPMorganChase uses the asset and liability method to provide for income taxes on all transactions recorded in the Consolidated Financial Statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that the Firm expects to be in effect when the underlying items of income and expense are realized. JPMorganChase's expense for income taxes includes the current and deferred portions of that expense. A valuation allowance is established to reduce deferred tax assets to the amount the Firm expects to realize.

Due to the inherent complexities arising from the nature of the Firm's businesses, and from conducting business and being taxed in a substantial number of jurisdictions, significant judgments and estimates are required to be made. Agreement of tax liabilities between JPMorganChase and the many tax jurisdictions in which the Firm files tax returns may not be finalized for several years. Thus, the Firm's final tax-related assets and liabilities may ultimately be different from those currently reported.

For the year ended December 31, 2025, the Firm adopted the Income Taxes: Improvement to Income Tax Disclosures accounting standard, under the retrospective method. The adoption of this guidance resulted in expanded disclosures in certain tables below.

Effective January 1, 2024, the Firm adopted updates to the Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method guidance, under the modified retrospective method. Refer to Notes 1, 6 and 14 for additional information.

Effective tax rate and expense

The following table presents a reconciliation of the applicable statutory U.S. federal income tax rate to the effective tax rate.

Year ended December 31, (in millions, except rates)	2025		2024		2023	
	Income tax expense	% of income before income tax expense	Income tax expense	% of income before income tax expense	Income tax expense	% of income before income tax expense
Statutory U.S. federal tax rate	$ 15,245	21.0 %	$ 15,767	21.0 %	$ 12,938	21.0 %
Increase/(decrease) in tax rate resulting from:						
U.S. state and local income taxes, net of U.S. federal income tax benefit[a]	2,688	3.7	2,373	3.2	1,729	2.8
Foreign tax effects	1,386	1.9	1,670	2.2	1,411	2.3
Effect of changes in tax laws or rates enacted in the current period	(134)	(0.2)	—	—	—	—
Effect of cross border tax laws, net	(342)	(0.5)	(509)	(0.7)	(325)	(0.5)
Tax credits, net	(2,144)	(3.0)	(1,985)	(2.6)	(2,802)	(4.5)
Alternative energy credits	(1,135)	(1.6)	(1,125)	(1.5)	(2,170)	(3.5)
All other	(1,009)	(1.4)	(860)	(1.1)	(632)	(1.0)
Change in valuation allowances	248	0.3	—	—	—	—
Nontaxable or nondeductible items	(246)	(0.3)	(369)	(0.5)	29	—
Changes in unrecognized tax benefits	(387)	(0.5)	(3)	—	56	0.1
Other, net	(767)	(1.0)	(334)	(0.5)	(976)	(1.6)
Total income tax expense and effective tax rate	**$ 15,547**	**21.4 %**	$ 16,610	22.1 %	$ 12,060 [b]	19.6 % [b]

(a) For the years ended December 31, 2025 and 2024, California, New York City, and New York State made up greater than 50% of the effect of the U.S. state and local income taxes category. For the year ended December 31, 2023, New York City and California made up greater than 50% of the effect of the U.S. state and local income taxes category.
(b) Income tax expense associated with the First Republic acquisition was reflected in the estimated bargain purchase gain, which resulted in a reduction in the Firm's effective tax rate.

The following table reflects the components of income tax expense/(benefit) included in the Consolidated statements of income.

Income tax expense/(benefit)

Year ended December 31, (in millions)	2025	2024	2023
Current income tax expense/(benefit)			
U.S. federal	$ 3,109	$ 7,091	$ 8,973
U.S. state and local	2,559	2,762	3,266
Non-U.S.	4,268	4,753	4,355
Total current income tax expense	9,936	14,606	16,594
Deferred income tax expense/(benefit)			
U.S. federal	4,447	1,771	(3,475)
U.S. state and local	906	161	(1,094)
Non-U.S.	258	72	35
Total deferred income tax expense/(benefit)	5,611	2,004	(4,534)
Total income tax expense	$15,547	$ 16,610	$12,060

Total income tax expense includes $629 million, $314 million and $68 million of tax benefits for the years ended December 31, 2025, 2024 and 2023, respectively, resulting from the resolution of tax audits.

Tax effect of items recorded in stockholders' equity
The preceding table does not reflect the tax effect of certain items that are recorded each period directly in stockholders' equity, which are predominantly reflected in OCI as disclosed in Note 24. For the year ended December 31, 2024, stockholders' equity reflected the tax effect associated with the Firm's adoption of the Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method guidance. For the year ended December 31, 2023, stockholders' equity reflected the tax effect associated with the Firm's adoption of the TDR accounting guidance. Both of the respective adoptions were recognized in retained earnings. Refer to Note 1, 6 and 14 for further information.

Results from U.S. and non-U.S. earnings
The following table presents the U.S. and non-U.S. components of income before income tax expense.

Year ended December 31, (in millions)	2025	2024	2023
U.S.	$ 56,184	$59,472	$46,868
Non-U.S.[a]	16,411	15,609	14,744
Income before income tax expense	$ 72,595	$ 75,081	$ 61,612

(a) For purposes of this table, non-U.S. income is defined as income generated from operations located outside the U.S.

The Firm will recognize any U.S. income tax expense it may incur on global intangible low tax income as income tax expense in the period in which the tax is incurred.

Income taxes paid
Cash paid for income taxes, net of refunds, was $5.3 billion, $11.7 billion, and $9.9 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table presents income taxes paid by respective jurisdiction in excess of 5% of total income taxes paid, net of refunds received.

Year ended December 31, (in millions)	2025	2024	2023
U.S. federal	$ (1,099)	$ 3,465	$ 2,797
U.S. state and local			
New York State	538	NM	590
California	465	810	721
New York City	270	NM	NM
All other	459	2,065	1,432
Total U.S. state and local	1,732	2,875	2,743
Non-U.S.			
United Kingdom	987	1,254	1,254
India	582	599	NM
France	459	NM	NM
Luxembourg	272	NM	NM
Germany	NM	647	NM
All other	2,376	2,875	3,114
Total Non-U.S.	4,676	5,375	4,368
Total cash income taxes paid, net	$ 5,309	$ 11,715	$ 9,908

NM refers to not meaningful, which reflects the amount of income taxes paid during the year that does not meet the 5% disaggregation threshold.

Notes to consolidated financial statements

Deferred taxes

Deferred income tax expense/(benefit) reflects the differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. The significant components of deferred tax assets and liabilities are reflected in the following table, the net deferred tax assets are reflected in other assets on the Firm's Consolidated balance sheets.

December 31, (in millions)	2025	2024
Deferred tax assets		
Allowance for loan losses	$ **7,402**	$ 6,117
Employee benefits	**1,079**	1,165
Accrued expenses and other	**5,907**	8,881
Depreciation and amortization	**—**	386
Non-U.S. operations	**1,027**	948
Tax attribute carryforwards	**2,252**	352
Gross deferred tax assets	**17,667**	17,849
Valuation allowance	**(476)**	(249)
Deferred tax assets, net of valuation allowance	$ **17,191**	$ 17,600
Deferred tax liabilities		
Depreciation and amortization	$ **2,343**	$ —
Mortgage servicing rights, net of hedges	**1,950**	1,912
Leasing transactions	**4,291**	2,249
Other, net	**1,659**	1,264
Gross deferred tax liabilities	**10,243**	5,425
Net deferred tax assets	$ **6,948**	$ 12,175

JPMorganChase has recorded deferred tax assets of $2.3 billion at December 31, 2025 in connection with tax attribute carryforwards. GBC and FTC carryforwards were $1.7 billion and $257 million, respectively. State and local capital loss carryforwards were $1.2 billion, non-U.S. NOL carryforwards were $1.0 billion, U.S. federal NOL carryforwards were $193 million, and other U.S. federal tax attributes were $61 million. If not utilized, a portion of the U.S. federal NOL carryforwards and other U.S. federal tax attributes will expire between 2026 and 2036 whereas others have an unlimited carryforward period. Similarly, certain non-U.S. NOL carryforwards will expire between 2028 and 2042 whereas others have an unlimited carryforward period. The state and local capital loss carryforwards will expire between 2026 and 2029. GBC carryforwards will expire in 2045 and FTC carryforwards will expire between 2030 and 2035.

The valuation allowance at December 31, 2025 was predominantly driven by deferred tax assets associated with FTCs and non-U.S. NOLs.

Unrecognized tax benefits

At December 31, 2025, 2024 and 2023, JPMorganChase's unrecognized tax benefits, excluding related interest expense and penalties, were $5.6 billion, $6.2 billion and $5.4 billion, respectively, of which $4.6 billion, $4.4 billion and $3.9 billion, respectively, if recognized, would reduce the annual effective tax rate. Included in the amount of unrecognized tax benefits are certain items that would not affect the effective tax rate if they were recognized in the Consolidated statements of income. These unrecognized items include the tax effect of certain temporary differences, the portion of gross state and local unrecognized tax benefits that would be offset by the benefit from associated U.S. federal income tax deductions, and the portion of gross non-U.S. unrecognized tax benefits that would have offsets in other jurisdictions. JPMorganChase evaluates the need for changes in unrecognized tax benefits based on its anticipated tax return filing positions as part of its U.S. federal, state and local, and non-U.S. tax returns. In addition, the Firm is presently under audit by a number of taxing authorities, most notably by the Internal Revenue Service, as summarized in the Tax examination status table below. The change in the unrecognized tax benefit would result in a payment or income statement recognition.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits.

(in millions)	2025	2024	2023
Balance at January 1,	$ 6,159	$ 5,401	$ 5,043
Increases based on tax positions related to the current period	609	1,721	1,440
Increases based on tax positions related to prior periods	128	92	37
Decreases based on tax positions related to prior periods	(1,268)	(907)	(1,110)
Decreases related to cash settlements with taxing authorities	(4)	(148)	(9)
Balance at December 31,	**$ 5,624**	$ 6,159	$ 5,401

After-tax interest expense/(benefit) and penalties related to income tax liabilities recognized in income tax expense were $241 million, $288 million and $229 million for the years ended December 31, 2025, 2024 and 2023, respectively.

At December 31, 2025 and 2024, in addition to the liability for unrecognized tax benefits, the Firm had accrued $1.9 billion and $1.7 billion, respectively, for income tax-related interest and penalties.

Tax examination status

JPMorganChase is continually under examination by the Internal Revenue Service, by taxing authorities throughout the world, and by many state and local jurisdictions throughout the U.S. The following table summarizes the status of tax years that remain subject to income tax examination of JPMorganChase and its consolidated subsidiaries by significant jurisdictions as of December 31, 2025.

	Periods under examination	Status
JPMorganChase – U.S.	2011 – 2013	Field examination of amended returns; certain matters at Appellate level
JPMorganChase – U.S.	2014 - 2020	Field examination of original and amended returns; certain matters at Appellate level
JPMorganChase – New York City	2015 - 2018	Field examination
JPMorganChase – New York State	2015 - 2018	Field examination
JPMorganChase – U.K.	2017 – 2023	Field examination of certain select entities

Notes to consolidated financial statements

Note 26 – Restricted cash, other restricted assets and intercompany funds transfers

Restricted cash and other restricted assets

Certain of the Firm's cash and other assets are restricted as to withdrawal or usage. These restrictions are imposed by various regulatory authorities based on the particular activities of the Firm's subsidiaries.

The business of JPMorgan Chase Bank, N.A. is subject to examination and regulation by the OCC. The Bank is a member of the U.S. Federal Reserve System, and its deposits in the U.S. are insured by the FDIC, subject to applicable limits.

The Firm is required to maintain cash reserves at certain non-US central banks.

The Firm is also subject to rules and regulations established by other U.S. and non-U.S. regulators. As part of its compliance with the respective regulatory requirements, the Firm's broker-dealer activities are subject to certain restrictions on cash and other assets.

The following table presents the components of the Firm's restricted cash:

December 31, (in billions)	2025	2024
Segregated for the benefit of securities and cleared derivative customers	$ 19.4	$ 18.7
Cash reserves at non-U.S. central banks and held for other general purposes	9.6	8.8
Total restricted cash[a]	$ 29.0	$ 27.5

(a) Comprises $27.8 billion and $26.1 billion in deposits with banks, and $1.2 billion and $1.4 billion in cash and due from banks on the Consolidated balance sheets as of December 31, 2025 and 2024, respectively.

Also, as of December 31, 2025 and 2024, the Firm had the following other restricted assets:

- Cash and securities pledged with clearing organizations for the benefit of customers of $44.9 billion and $40.7 billion, respectively.
- Securities with a fair value of $40.8 billion and $26.8 billion, respectively, in relation to customer activity.

Intercompany funds transfers

Restrictions imposed by U.S. federal law prohibit JPMorgan Chase Bank, N.A., and its subsidiaries, from lending to JPMorgan Chase & Co. ("Parent Company") and certain of its affiliates unless the loans are secured in specified amounts. Such secured loans provided by any banking subsidiary to the Parent Company or to any particular affiliate, together with certain other transactions with such affiliate (collectively referred to as "covered transactions"), must be made on terms and conditions that are consistent with safe and sound banking practices. In addition, unless collateralized with cash or US Government debt obligations, covered transactions are generally limited to 10% of the banking subsidiary's total capital, as determined by the risk-based capital guidelines; the aggregate amount of covered transactions between any banking subsidiary and all of its affiliates is limited to 20% of the banking subsidiary's total capital.

The Parent Company's two principal subsidiaries are JPMorgan Chase Bank, N.A. and JPMorgan Chase Holdings LLC, an intermediate holding company (the "IHC"). The IHC generally holds the stock of JPMorganChase's subsidiaries other than JPMorgan Chase Bank, N.A. and its subsidiaries. The IHC also owns other assets and provides intercompany loans to the Parent Company. The Parent Company is obligated to contribute to the IHC substantially all the net proceeds received from securities issuances (including issuances of senior and subordinated debt securities and of preferred and common stock).

The principal sources of income and funding for the Parent Company are dividends from JPMorgan Chase Bank, N.A. and dividends and extensions of credit from the IHC. In addition to dividend restrictions set forth in statutes and regulations, the Federal Reserve, the OCC and the FDIC have authority under the Financial Institutions Supervisory Act to prohibit or to limit the payment of dividends by the banking organizations they supervise, including the Parent Company and its subsidiaries that are banks or bank holding companies, if, in the banking regulator's opinion, payment of a dividend would constitute an unsafe or unsound practice in light of the financial condition of the banking organization. The IHC is prohibited from paying dividends or extending credit to the Parent Company if certain capital or liquidity "thresholds" are breached or if limits are otherwise imposed by the Parent Company's management or Board of Directors.

At January 1, 2026, the Parent Company's principal banking subsidiary, JPMorgan Chase Bank, N.A., could pay approximately $30.1 billion in dividends to the Parent Company without the prior approval of its relevant banking regulators. The capacity to pay dividends in 2026 will be supplemented by JPMorgan Chase Bank, N.A.'s earnings during the year.

Note 27 – Regulatory capital

The Federal Reserve establishes capital requirements, including well-capitalized standards, for the Firm as a consolidated financial holding company. The OCC establishes similar minimum capital requirements and standards for the Firm's principal IDI subsidiary, JPMorgan Chase Bank, N.A.

The capital rules under Basel III establish minimum capital ratios and overall capital adequacy standards for large and internationally active U.S. bank holding companies and banks, including the Firm and JPMorgan Chase Bank, N.A. Under the rules currently in effect, two comprehensive approaches are prescribed for calculating Basel III RWA: a Standardized approach, and an Advanced approach. For each of these risk-based capital ratios, the capital adequacy of the Firm and JPMorgan Chase Bank, N.A. is evaluated against the lower of the Standardized or Advanced approaches compared to their respective regulatory capital ratio requirements.

The three components of regulatory capital under the Basel III rules and their primary drivers are as illustrated below:


Common stockholders' equity
including capital for AOCI related to:
AFS debt securities
Defined benefit pension and OPEB plans
less certain deductions for:
Goodwill
Intangible Assets
Deferred tax assets that arise from NOL and tax credit carryforwards
CET1 capital
Tier 1 capital
Total capital
Perpetual preferred stock
Add'l Tier 1 capital
Long-term debt qualifying as Tier 2
Qualifying allowance for credit losses
Tier 2 capital

Under the risk-based capital and leverage-based guidelines of the Federal Reserve, JPMorgan Chase & Co. is required to maintain minimum ratios for CET1 capital, Tier 1 capital, Total capital, Tier 1 leverage and the SLR. Failure to meet these minimum requirements could cause the Federal Reserve to take action. JPMorgan Chase Bank, N.A. is also subject to these capital requirements established by its primary regulators.

The following table presents the risk-based regulatory capital ratio requirements and well-capitalized ratios to which the Firm and JPMorgan Chase Bank, N.A. were subject as of December 31, 2025 and 2024.

	Standardized capital ratio requirements		Advanced capital ratio requirements		Well-capitalized ratios	
	BHC(a)(b)	IDI(c)	BHC(a)(b)	IDI(c)	BHC(d)	IDI(e)
Risk-based capital ratios						
CET1 capital	11.5 %	7.0 %	11.5 %	7.0 %	NA	6.5 %
Tier 1 capital	13.0	8.5	13.0	8.5	6.0 %	8.0
Total capital	15.0	10.5	15.0	10.5	10.0	10.0

Note: The table above is as defined by the regulations issued by the Federal Reserve, OCC and FDIC and to which the Firm and JPMorgan Chase Bank, N.A. are subject.

(a) Represents the regulatory capital ratio requirements applicable to the Firm. The CET1, Tier 1 and Total capital ratio requirements each include a respective minimum requirement plus a GSIB surcharge of 4.5% as calculated under Method 2; plus a 2.5% SCB for Standardized ratios and a fixed 2.5% capital conservation buffer for Advanced ratios. The countercyclical buffer is currently set to 0% by the federal banking agencies.

(b) For the year ended December 31, 2024, the CET1, Tier 1, and Total capital ratio requirements under Standardized applicable to the Firm were 12.3%, 13.8%, and 15.8%, respectively; the Advanced CET1, Tier 1, and Total capital ratio requirements applicable to the Firm were 11.5%, 13.0%, and 15.0%, respectively.

(c) Represents requirements for JPMorgan Chase Bank, N.A. The CET1, Tier 1 and Total capital ratio requirements include a fixed capital conservation buffer requirement of 2.5% that is applicable to JPMorgan Chase Bank, N.A. JPMorgan Chase Bank, N.A. is not subject to the GSIB surcharge.

(d) Represents requirements for bank holding companies pursuant to regulations issued by the Federal Reserve.

(e) Represents requirements for JPMorgan Chase Bank, N.A. pursuant to regulations issued under the FDIC Improvement Act.

The following table presents the leverage-based regulatory capital ratio requirements and well-capitalized ratios to which the Firm and JPMorgan Chase Bank, N.A. were subject as of December 31, 2025 and 2024.

	Capital ratio requirements(a)		Well-capitalized ratios	
	BHC	IDI	BHC(b)	IDI
Leverage-based capital ratios				
Tier 1 leverage	4.0 %	4.0 %	NA	5.0 %
SLR	5.0	6.0	NA	6.0

Note: The table above is as defined by the regulations issued by the Federal Reserve, OCC and FDIC and to which the Firm and JPMorgan Chase Bank, N.A. are subject.

(a) Represents minimum SLR requirement of 3.0%, as well as supplementary leverage buffer requirements of 2.0% and 3.0% for BHC and JPMorgan Chase Bank, N.A., respectively.

(b) The Federal Reserve's regulations do not establish well-capitalized thresholds for these measures for BHCs.

Notes to consolidated financial statements

CECL Regulatory Capital Transition
Beginning January 1, 2022, the $2.9 billion CECL capital benefit, provided by the Federal Reserve in response to the COVID-19 pandemic, was phased out at 25% per year over a three-year period and fully phased out as of January 1, 2025. As of December 31, 2024, the Firm's CET1 capital reflected the remaining benefit of $720 million associated with the CECL capital transition provisions.

Similarly, as of January 1, 2025, the Firm has phased out the other CECL capital transition provisions which impacted Tier 2 capital, adjusted average assets, total leverage exposure and RWA, as applicable.

The following tables present risk-based capital metrics under both the Standardized and Advanced approaches and leverage-based capital metrics for JPMorgan Chase & Co. and JPMorgan Chase Bank, N.A. As of December 31, 2025 and 2024, JPMorgan Chase & Co. and JPMorgan Chase Bank, N.A. were well-capitalized and met all capital requirements to which each was subject.

December 31, 2025 (in millions, except ratios)	Standardized		Advanced	
	JPMorgan Chase & Co.	JPMorgan Chase Bank, N.A.	JPMorgan Chase & Co.	JPMorgan Chase Bank, N.A.
Risk-based capital metrics:[a]				
CET1 capital	$ 288,469	$ 294,804	$ 288,469	$ 294,804
Tier 1 capital	307,630	294,807	307,630	294,807
Total capital	343,843	317,684	328,962 [d]	302,732 [d]
Risk-weighted assets[b]	1,981,692	1,928,039	2,045,249 [d]	1,864,923 [d]
CET1 capital ratio[c]	14.6 %	15.3 %	14.1 %	15.8 %
Tier 1 capital ratio[c]	15.5	15.3	15.0	15.8
Total capital ratio[c]	17.4	16.5	16.1	16.2

December 31, 2024 (in millions, except ratios)	Standardized		Advanced	
	JPMorgan Chase & Co.	JPMorgan Chase Bank, N.A.	JPMorgan Chase & Co.	JPMorgan Chase Bank, N.A.
Risk-based capital metrics:[a]				
CET1 capital	$ 275,513	$ 275,732	$ 275,513	$ 275,732
Tier 1 capital	294,881	275,737	294,881	275,737
Total capital	325,589	296,041	311,898 [d]	282,328 [d]
Risk-weighted assets	1,757,460	1,718,777	1,740,429 [d]	1,594,072 [b]
CET1 capital ratio	15.7 %	16.0 %	15.8 %	17.3 %
Tier 1 capital ratio	16.8	16.0	16.9	17.3
Total capital ratio	18.5	17.2	17.9	17.7

(a) As of January 1, 2025, the benefit from the CECL capital transition provision had been fully phased out. The capital metrics for the year ended December 31, 2024 reflected the CECL capital transition provisions.
(b) Includes approximately $23 billion under the Standardized approach and approximately $110 billion under the Advanced approach for both the Firm and Bank related to the Apple Card transaction.
(c) Includes decreases of approximately 25 basis points under the Standardized approach for both the Firm and Bank and approximately 90 basis points and 110 basis points under the Advanced approach for the Firm and Bank, respectively, related to the Apple Card transaction.
(d) Includes the impacts of certain assets associated with First Republic to which the Standardized approach has been applied as permitted by the transition provisions in the U.S. capital rules.

Three months ended (in millions, except ratios)	December 31, 2025		December 31, 2024	
	JPMorgan Chase & Co.	JPMorgan Chase Bank, N.A.	JPMorgan Chase & Co.	JPMorgan Chase Bank, N.A.
Leverage-based capital metrics:[a]				
Adjusted average assets[b]	$ 4,472,394	$ 3,766,709	$ 4,070,499	$ 3,491,283
Tier 1 leverage ratio	6.9 %	7.8 %	7.2 %	7.9 %
Total leverage exposure	$ 5,302,001	$ 4,571,728	$ 4,837,568	$ 4,246,516
SLR	5.8 %	6.4 %	6.1 %	6.5 %

(a) As of January 1, 2025, the benefit from the CECL capital transition provision had been fully phased out. The capital metrics for the year ended December 31, 2024 reflected the CECL capital transition provisions.
(b) Adjusted average assets, for purposes of calculating the leverage ratios, includes quarterly average assets adjusted for on-balance sheet assets that are subject to deduction from Tier 1 capital, predominantly goodwill (inclusive of estimated equity method goodwill) and other intangible assets.

Note 28 – Off–balance sheet lending-related financial instruments, guarantees, and other commitments

Generally, JPMorganChase provides lending-related financial instruments (e.g., commitments and guarantees) to address the financing needs of its customers and clients. The contractual amount of these financial instruments represents the maximum possible credit risk to the Firm should the customer or client draw upon the commitment or the Firm be required to fulfill its obligation under the guarantee, and should the customer or client subsequently fail to perform according to the terms of the contract. Most of these commitments and guarantees have historically been refinanced, extended, cancelled, or expired without being fully drawn or a default occurring. As a result, the total contractual amount of these instruments is not, in the Firm's view, representative of its expected future credit exposure or funding requirements.

To provide for expected credit losses in wholesale and certain consumer lending-related commitments, an allowance for credit losses on lending-related commitments is maintained. Refer to Note 13 for further information regarding the allowance for credit losses on lending-related commitments.

The following table summarizes the contractual amounts and carrying values of off-balance sheet lending-related financial instruments, guarantees and other commitments at December 31, 2025 and 2024. The amounts in the table below for credit card, home equity and certain scored business banking lending-related commitments represent the total available credit for these products. The Firm has not experienced, and does not anticipate, that all available lines of credit for these commitments will be utilized at the same time. The Firm can generally reduce or cancel these commitments, in accordance with the contract, or to the extent otherwise permitted by law, including when there has been a demonstrable decline in the creditworthiness of the borrower or significant decrease in the value of underlying property.

Notes to consolidated financial statements

Off–balance sheet lending-related financial instruments, guarantees and other commitments

By remaining maturity as of December 31, (in millions)	Contractual amount 2025 Expires in 1 year or less	Expires after 1 year through 3 years	Expires after 3 years through 5 years	Expires after 5 years	Total	2024 Total	Carrying value[i][j] 2025	2024
Lending-related								
Consumer, excluding credit card:								
Residential Real Estate[a]	$ 13,496	$ 5,665	$ 3,454	$ 6,383	$ 28,998	$ 30,349	$ 327	$ 534
Auto and other	10,784	1	4	3,800	14,589	14,495	10	37
Total consumer, excluding credit card	24,280	5,666	3,458	10,183	43,587	44,844	337	571
Credit card[b]	1,073,537	104,229 [h]	—	—	1,177,766	1,001,311	2,200 [k]	—
Total consumer[c]	1,097,817	109,895	3,458	10,183	1,221,353	1,046,155	2,537	571
Wholesale:								
Other unfunded commitments to extend credit[d]	135,171	179,512	219,910	26,913	561,506	498,437	3,112	2,608
Standby letters of credit and other financial guarantees[d]	16,443	8,135	4,905	436	29,919	28,676	616	473
Other letters of credit[d]	4,183	126	6	214	4,529	4,354	13	37
Total wholesale[c]	155,797	187,773	224,821	27,563	595,954	531,467	3,741	3,118
Total lending-related	$1,253,614	$297,668	$228,279	$ 37,746	$1,817,307	$1,577,622	$ 6,278	$ 3,689
Other guarantees and commitments								
Securities lending indemnification agreements and guarantees[e]	$ 405,910	$ —	$ —	$ —	$ 405,910	$ 310,046	$ —	$ —
Derivatives qualifying as guarantees	1,168	633	9,572	37,658	49,031	49,628	(12)	113
Unsettled resale and securities borrowed agreements	136,841	231	—	—	137,072	115,939	—	2
Unsettled repurchase and securities loaned agreements	52,308	587	—	—	52,895	66,986	—	(2)
Loan sale and securitization-related indemnifications:								
Mortgage repurchase liability	NA	NA	NA	NA	NA	NA	37	45
Loans sold with recourse	NA	NA	NA	NA	2,015	1,189	19	23
Exchange & clearing house guarantees and commitments[f]	433,537	NA	NA	NA	433,537	401,486	—	—
Other guarantees and commitments[g]	9,866	2,075	391	906	13,238	12,396	15	28

(a) Includes certain commitments to purchase loans from correspondents.

(b) Also includes commercial card lending-related commitments primarily in CIB.

(c) Predominantly all consumer and wholesale lending-related commitments are in the U.S.

(d) As of December 31, 2025 and 2024, reflected the contractual amount net of risk participations totaling $181 million and $85 million, respectively, for other unfunded commitments to extend credit; $9.2 billion and $9.5 billion, respectively, for standby letters of credit and other financial guarantees; and $514 million and $556 million, respectively, for other letters of credit. In regulatory filings with the Federal Reserve these commitments are shown gross of risk participations.

(e) As of December 31, 2025 and 2024, collateral held by the Firm in support of securities lending indemnification agreements was $431.9 billion and $328.7 billion, respectively. Securities lending collateral primarily consists of cash, G7 government securities, and securities issued by U.S. GSEs and government agencies.

(f) As of December 31, 2025 and 2024, includes guarantees to the Fixed Income Clearing Corporation under the sponsored member repo program and commitments and guarantees associated with the Firm's membership in certain clearing houses.

(g) As of December 31, 2025 and 2024, primarily includes equity investment commitments, unfunded commitments to purchase secondary market loans, unfunded commitments related to certain tax-oriented equity investments, and commitments to purchase leased assets.

(h) Includes estimated total credit exposure related to the Apple Card transaction at the time that the transaction is expected to close of approximately $104 billion, including approximately $23 billion of estimated drawn loans.

(i) For lending-related products, the carrying value includes the allowance for lending-related commitments and the guarantee liability; for derivative-related products, and lending-related commitments for which the fair value option was elected, the carrying value represents the fair value.

(j) For lending-related commitments, the carrying value also includes fees and any purchase discounts or premiums that are deferred and recognized in accounts payable and other liabilities on the Consolidated balance sheets. Deferred amounts for revolving commitments and commitments not expected to fund, are amortized to lending- and deposit-related fees on a straight line basis over the commitment period. For all other commitments the deferred amounts remain deferred until the commitment funds or is sold.

(k) Represents the allowance for lending-related commitments related to the Apple Card transaction.

Other unfunded commitments to extend credit

Other unfunded commitments to extend credit generally consist of commitments for working capital and general corporate purposes, extensions of credit to support commercial paper facilities and bond financings in the event that those obligations cannot be remarketed to new investors, as well as committed liquidity facilities to clearing organizations. The Firm also issues commitments under multipurpose facilities which could be drawn upon in several forms, including the issuance of a standby letter of credit.

Guarantees

U.S. GAAP requires that a guarantor recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee. U.S. GAAP defines a guarantee as a contract that contingently requires the guarantor to pay the guaranteed party based upon: (a) changes in an underlying asset, liability or equity security of the guaranteed party; or (b) a third party's failure to perform under a specified agreement. The Firm considers the following off–balance sheet arrangements to be guarantees under U.S. GAAP: standby letters of credit and other financial guarantees, securities lending indemnifications, certain indemnification agreements included within third-party contractual arrangements, certain derivative contracts and the guarantees under the sponsored member repo program.

As required by U.S. GAAP, the Firm initially records guarantees at the inception date fair value of the non-contingent obligation assumed (e.g., the amount of consideration received or the net present value of the premium receivable). For these obligations, the Firm records this fair value amount in other liabilities with an offsetting entry recorded in cash (for premiums received), or other assets (for premiums receivable). Any premium receivable recorded in other assets is

reduced as cash is received under the contract, and the fair value of the liability recorded at inception is amortized into income as lending and deposit-related fees over the life of the guarantee contract. The lending-related contingent obligation is recognized based on expected credit losses in addition to, and separate from, any non-contingent obligation.

Non-lending-related contingent obligations are recognized when the liability becomes probable and reasonably estimable. These obligations are not recognized if the estimated amount is less than the carrying amount of any non-contingent liability recognized at inception (adjusted for any amortization). Examples of non-lending-related contingent obligations include indemnifications provided in sales agreements, where a portion of the sale proceeds is allocated to the guarantee, which adjusts the gain or loss that would otherwise result from the transaction. For these indemnifications, the initial liability is amortized to income as the Firm's risk is reduced (i.e., over time or when the indemnification expires).

The contractual amount and carrying value of guarantees and indemnifications are included in the table on page 296.

For additional information on the guarantees, see below.

Standby letters of credit and other financial guarantees

Standby letters of credit and other financial guarantees are conditional lending commitments issued by the Firm to guarantee the performance of a client or customer to a third party under certain arrangements, such as commercial paper facilities, bond financings, acquisition financings, trade financings and similar transactions.

The following table summarizes the contractual amount and carrying value of standby letters of credit and other financial guarantees and other letters of credit arrangements as of December 31, 2025 and 2024.

Standby letters of credit, other financial guarantees and other letters of credit

December 31, (in millions)	2025		2024	
	Standby letters of credit and other financial guarantees	Other letters of credit	Standby letters of credit and other financial guarantees	Other letters of credit
Investment-grade[a]	$ 20,535	$ 3,187	$ 20,443	$ 3,380
Noninvestment-grade[a]	9,384	1,342	8,233	974
Total contractual amount	$ 29,919	$ 4,529	$ 28,676	$ 4,354
Allowance for lending-related commitments	$ 175	$ 13	$ 94	$ 37
Guarantee liability	441	—	379	—
Total carrying value	$ 616	$ 13	$ 473	$ 37
Commitments with collateral	$ 16,969	$ 540	$ 16,805	$ 357

(a) The ratings scale is based on the Firm's internal risk ratings. Refer to Note 12 for further information on internal risk ratings.

Notes to consolidated financial statements

Securities lending indemnifications
Through the Firm's securities lending program, counterparties' securities, via custodial and non-custodial arrangements, may be lent to third parties. As part of this program, the Firm provides an indemnification in the lending agreements which protects the lender against the failure of the borrower to return the lent securities. To minimize its liability under these indemnification agreements, the Firm obtains cash or other highly liquid collateral with a market value exceeding 100% of the value of the securities on loan from the borrower. Collateral is marked to market daily to help assure that collateralization is adequate. Additional collateral is called from the borrower if a shortfall exists, or collateral may be released to the borrower in the event of overcollateralization. If a borrower defaults, the Firm would use the collateral held to purchase replacement securities in the market or to credit the lending client or counterparty with the cash equivalent thereof.

The cash collateral held by the Firm may be invested on behalf of the client in indemnified resale agreements, whereby the Firm indemnifies the client against the loss of principal invested. To minimize its liability under these agreements, the Firm obtains collateral with a market value exceeding 100% of the principal invested.

Derivatives qualifying as guarantees
The Firm transacts in certain derivative contracts that have the characteristics of a guarantee under U.S. GAAP. These contracts include written put options that require the Firm to purchase assets upon exercise by the option holder at a specified price by a specified date in the future. The Firm may enter into written put option contracts in order to meet client needs, or for other trading purposes. The terms of written put options are typically five years or less.

Derivatives deemed to be guarantees also includes stable value contracts, commonly referred to as "stable value products", that require the Firm to make a payment of the difference between the market value and the book value of a counterparty's reference portfolio of assets in the event that market value is less than book value and certain other conditions have been met. Stable value products are transacted in order to allow investors to realize investment returns with less volatility than an unprotected portfolio. These contracts are typically longer-term or may have no stated maturity, but allow the Firm to elect to terminate the contract under certain conditions.

The notional value of derivative guarantees generally represents the Firm's maximum exposure. However, exposure to certain stable value products is contractually limited to a substantially lower percentage of the notional amount.

The fair value of derivative guarantees reflects the probability, in the Firm's view, of whether the Firm will be required to perform under the contract. The Firm reduces exposures to these contracts by entering into offsetting transactions, or by entering into contracts that hedge the market risk related to the derivative guarantees.

The following table summarizes the derivatives qualifying as guarantees as of December 31, 2025 and 2024.

(in millions)	December 31, 2025	December 31, 2024
Notional amounts		
Derivative guarantees	$ 49,031	$ 49,628
Stable value contracts with contractually limited exposure	35,462	32,939
Maximum exposure of stable value contracts with contractually limited exposure	1,312	1,740
Fair value		
Derivative guarantees	(12)	113

In addition to derivative contracts that meet the characteristics of a guarantee, the Firm is both a purchaser and seller of credit protection in the credit derivatives market. Refer to Note 5 for a further discussion of credit derivatives.

Unsettled securities financing agreements
In the normal course of business, the Firm enters into resale and securities borrowed agreements. At settlement, these commitments result in the Firm advancing cash to and receiving securities collateral from the counterparty. The Firm also enters into repurchase and securities loaned agreements. At settlement, these commitments result in the Firm receiving cash from and providing securities collateral to the counterparty. Such agreements settle at a future date. These agreements generally do not meet the definition of a derivative, and therefore, are not recorded on the Consolidated balance sheets until settlement date. These agreements predominantly have regular-way settlement terms. Refer to Note 11 for a further discussion of securities financing agreements.

Loan sales- and securitization-related indemnifications
Mortgage repurchase liability
In connection with the Firm's mortgage loan sale and securitization activities with U.S. GSEs the Firm has made representations and warranties that the loans sold meet certain requirements, and that may require the Firm to repurchase mortgage loans and/or indemnify the loan purchaser if such representations and warranties are breached by the Firm.

Private label securitizations
The liability related to repurchase demands associated with private label securitizations is separately evaluated by the Firm in establishing its litigation reserves.

Refer to Note 30 for additional information regarding litigation.

Loans sold with recourse
The Firm provides servicing for mortgages and certain commercial lending products on both a recourse and nonrecourse basis. In nonrecourse servicing, the principal credit risk to the Firm is the cost of temporary servicing advances of funds (i.e., normal servicing advances). In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans, such as Fannie Mae or Freddie Mac or a private investor, insurer or guarantor. Losses on recourse servicing predominantly occur when foreclosure sales proceeds of the property underlying a defaulted loan are less than the sum of the outstanding principal balance, plus accrued interest on the loan and the cost of holding and disposing of the underlying property. The Firm's securitizations are predominantly nonrecourse, thereby effectively transferring the risk of future credit losses to the purchaser of the mortgage-backed securities issued by the trust. The unpaid principal balance of loans sold with recourse as well as the carrying value of the related liability that the Firm has recorded in accounts payable and other liabilities on the Consolidated balance sheets, which is representative of the Firm's view of the likelihood it will have to perform under its recourse obligations, are disclosed in the table on page 296.

Other off-balance sheet arrangements
Indemnification agreements – general
In connection with issuing securities to investors outside the U.S., the Firm may agree to pay additional amounts to the holders of the securities in the event that, due to a change in tax law, certain types of withholding taxes are imposed on payments on the securities. The terms of the securities may also give the Firm the right to redeem the securities if such additional amounts are payable. The Firm may also enter into indemnification clauses such as in connection with the licensing of software to clients ("software licensees") or when it sells a business or assets to a third party ("third-party purchasers"), pursuant to which it indemnifies software licensees for claims of liability or damages that may occur subsequent to the licensing of the software, or third-party purchasers for losses they may incur due to actions taken by the Firm prior to the sale of the business or assets. It is difficult to estimate the Firm's maximum exposure under these indemnification arrangements, since this would require an assessment of future changes in tax law and future claims that may be made against the Firm that have not yet occurred.

However, based on historical experience, management expects the risk of loss to be remote.

Merchant charge-backs
Under the rules of payment networks, in its role as a merchant acquirer, the Firm's Merchant Services business in CIB Payments, retains a contingent liability for disputed processed credit and debit card transactions that result in a charge-back to the merchant. If a dispute is resolved in the cardholder's favor, the Firm will (through the cardholder's issuing bank) credit or refund the amount to the cardholder and will charge back the transaction to the merchant. If the Firm is unable to collect the amount from the merchant, the Firm will bear the loss for the amount credited or refunded to the cardholder. The Firm mitigates this risk by withholding future settlements, retaining cash reserve accounts or obtaining other collateral. In addition, the Firm recognizes a valuation allowance that covers the payment or performance risk related to charge-backs.

Clearing Services – Client Credit Risk
The Firm provides clearing services for clients by entering into securities purchases and sales and derivative contracts with CCPs, including ETDs such as futures and options, as well as OTC-cleared derivative contracts. As a clearing member, the Firm stands behind the performance of its clients, collects cash and securities collateral (margin) as well as any settlement amounts due from or to clients, and remits them to the relevant CCP or client in whole or part. There are two types of margin: variation margin is posted on a daily basis based on the value of clients' derivative contracts and initial margin is posted at inception of a derivative contract, generally on the basis of the potential changes in the variation margin requirement for the contract.

As a clearing member, the Firm is exposed to the risk of nonperformance by its clients, but is not liable to clients for the performance of the CCPs. Where possible, the Firm seeks to mitigate its risk to the client through the collection of appropriate amounts of margin at inception and throughout the life of the transactions. The Firm can also cease providing clearing services if clients do not adhere to their obligations under the clearing agreement. In the event of nonperformance by a client, the Firm would close out the client's positions and access available margin. The CCP would utilize any margin it holds to make itself whole, with any remaining shortfalls required to be paid by the Firm as a clearing member.

Notes to consolidated financial statements

The Firm reflects its exposure to nonperformance risk of the client through the recognition of margin receivables from clients and margin payables to CCPs; the clients' underlying securities or derivative contracts are not reflected in the Firm's Consolidated Financial Statements.

It is difficult to estimate the Firm's maximum possible exposure through its role as a clearing member, as this would require an assessment of transactions that clients may execute in the future. However, based upon historical experience, and the credit risk mitigants available to the Firm, management believes it is unlikely that the Firm will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

Refer to Note 5 for information on the derivatives that the Firm executes for its own account and records in its Consolidated Financial Statements.

Exchange & Clearing House Memberships
The Firm is a member of several securities and derivative exchanges and clearing houses, both in the U.S. and other countries, and it provides clearing services to its clients. Membership in some of these organizations requires the Firm to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to the amount (or a multiple of the amount) of the Firm's contribution to the guarantee fund maintained by a clearing house or exchange as part of the resources available to cover any losses in the event of a member default. Alternatively, these obligations may also include a pro rata share of the residual losses after applying the guarantee fund. Additionally, certain clearing houses require the Firm as a member to pay a pro rata share of losses that may result from the clearing house's investment of guarantee fund contributions and initial margin, unrelated to and independent of the default of another member. Generally a payment would only be required should such losses exceed the resources of the clearing house or exchange that are contractually required to absorb the losses in the first instance. In certain cases, it is difficult to estimate the Firm's maximum possible exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Firm that have not yet occurred. However, based on historical experience, management expects the risk of loss to the Firm to be remote. Where the Firm's maximum possible exposure can be estimated, the amount is disclosed in the table on page 296, in the Exchange & clearing house guarantees and commitments line.

Sponsored member repo program
The Firm acts as a sponsoring member to clear eligible overnight and term resale and repurchase agreements through the Government Securities Division of the Fixed Income Clearing Corporation ("FICC") on behalf of clients that become sponsored members under the FICC's rules. The Firm also guarantees to the FICC the prompt and full payment and performance of its sponsored member clients' respective obligations under the FICC's rules. The Firm minimizes its liability under these guarantees by obtaining a security interest in the cash or high-quality securities collateral that the clients place with the clearing house; therefore, the Firm expects the risk of loss to be remote. The Firm's maximum possible exposure, without taking into consideration the associated collateral, is included in the Exchange & clearing house guarantees and commitments line on page 296. Refer to Note 11 for additional information on credit risk mitigation practices on resale agreements and the types of collateral pledged under repurchase agreements.

Guarantees of subsidiaries
In the normal course of business, the Parent Company may provide counterparties with guarantees of certain of the trading and other obligations of its subsidiaries on a contract-by-contract basis, as negotiated with the Firm's counterparties. The obligations of the subsidiaries are included on the Firm's Consolidated balance sheets or are reflected as off-balance sheet commitments; therefore, the Parent Company has not recognized a separate liability for these guarantees. The Firm believes that the occurrence of any event that would trigger payments by the Parent Company under these guarantees is remote.

The Parent Company has guaranteed certain long-term debt and structured notes of its subsidiaries, including JPMorgan Chase Financial Company LLC ("JPMFC"), a 100%-owned finance subsidiary. All securities issued by JPMFC are fully and unconditionally guaranteed by the Parent Company and no other subsidiary of the Parent Company guarantees these securities. These guarantees, which rank pari passu with the Firm's unsecured and unsubordinated indebtedness, are not included in the table on page 296 of this Note. Refer to Note 20 for additional information.

Note 29 – Pledged assets and collateral

Pledged assets

The Firm pledges financial assets that it owns to maintain potential borrowing capacity at discount windows with Federal Reserve banks, various other central banks and FHLBs. Additionally, the Firm pledges assets for other purposes, including to collateralize repurchase and other securities financing agreements, to cover short sales and to collateralize derivative contracts and deposits. Certain of these pledged assets may be sold or repledged or otherwise used by the secured parties and are parenthetically identified on the Consolidated balance sheets as assets pledged.

The following table presents the carrying value of the Firm's pledged assets.

December 31, (in billions)	2025	2024
Assets that may be sold or repledged or otherwise used by secured parties	$ 185.6	$ 152.5
Assets that may not be sold or repledged or otherwise used by secured parties	410.9	297.9
Assets pledged at Federal Reserve banks and FHLBs	737.1	724.0
Total pledged assets	**$ 1,333.6**	$ 1,174.4

Total pledged assets do not include assets of consolidated VIEs; these assets are used to settle the liabilities of those entities. Refer to Note 14 for additional information on assets and liabilities of consolidated VIEs. Refer to Note 11 for additional information on the Firm's securities financing activities. Refer to Note 20 for additional information on the Firm's long-term debt. The significant components of the Firm's pledged assets were as follows.

December 31, (in billions)	2025	2024
Investment securities	$ 82.7	$ 89.6
Loans	763.8	740.9
Trading assets and other	487.1	343.9
Total pledged assets	**$ 1,333.6**	$ 1,174.4

Collateral

The Firm accepts financial assets as collateral that it is permitted to sell or repledge, deliver or otherwise use. This collateral is generally obtained under resale and other securities financing agreements, prime brokerage-related held-for-investment customer receivables and derivative contracts. Collateral is generally used under repurchase and other securities financing agreements, to cover short sales, and to collateralize derivative contracts and deposits.

The following table presents the fair value of collateral accepted.

December 31, (in billions)	2025	2024
Collateral permitted to be sold or repledged, delivered, or otherwise used	$ 1,771.0	$ 1,544.0
Collateral sold, repledged, delivered or otherwise used	1,426.4	1,210.7

Notes to consolidated financial statements

Note 30 – Litigation

Contingencies

As of December 31, 2025, the Firm and its subsidiaries and affiliates are defendants or respondents in numerous evolving legal proceedings, including private proceedings, public proceedings, government investigations, regulatory enforcement matters, and the matters described below. These range from individual actions involving a single plaintiff to class action lawsuits with potentially millions of class members. Investigations and regulatory enforcement matters involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation, and involve each of the Firm's lines of business in several geographies and varied claims (including common law tort and contract claims and statutory antitrust, securities and consumer protection claims), some of which present novel legal theories.

The Firm estimates the aggregate range of reasonably possible losses, in excess of reserves established, for its legal proceedings is from $0 to approximately $1.2 billion at December 31, 2025. This estimated aggregate range of reasonably possible losses was based upon information available as of that date for those proceedings in which the Firm believes that an estimate of reasonably possible loss can be made. For certain matters, the Firm does not believe that such an estimate can be made, as of that date. The Firm's estimate of the aggregate range of reasonably possible losses involves significant judgment, given:

- the number, variety and varying stages of the proceedings, including the fact that many are in preliminary stages,

- the existence in many such proceedings of multiple defendants, including the Firm, whose share of liability (if any) has yet to be determined,

- the numerous yet-unresolved issues in many of the proceedings, including issues regarding class certification and the scope of many of the claims, and

- the uncertainty of the various potential outcomes of such proceedings, including where the Firm has made assumptions concerning future rulings by the court or other adjudicator, or about the behavior or incentives of adverse parties or regulatory authorities, and those assumptions later prove to be incorrect.

In addition, the outcome of a particular proceeding may be a result that the Firm did not take into account in its estimate because the Firm had deemed the likelihood of that outcome to be remote. Accordingly, the Firm's estimate of the aggregate range of

reasonably possible losses will change from time to time, and actual losses may vary significantly.

Set forth below are descriptions of the Firm's material legal proceedings.

Amrapali. India's Enforcement Directorate ("ED") is investigating J.P. Morgan India Private Limited in connection with investments made in 2010 and 2012 by two offshore funds formerly managed by JPMorganChase entities into residential housing projects developed by the Amrapali Group ("Amrapali") relating to delays in delivering or failure to deliver residential units. In July 2019, the Supreme Court of India issued an order making preliminary findings that Amrapali and other parties, including unspecified JPMorganChase entities, violated certain criminal currency control and money laundering provisions, and ordered the ED to conduct a further inquiry. The Firm is cooperating with the inquiry. In addition, in August 2021, the ED issued an order fining J.P. Morgan India Private Limited approximately $31.5 million, which the Firm is appealing.

Fair Access to Banking. In August 2025, the President of the United States issued an Executive Order entitled "Guaranteeing Fair Banking for All Americans" that addressed access to financial services and directed several actions by certain federal agencies, including a review and revision of their internal policies and manuals. JPMorganChase is responding to requests from government authorities and other external parties regarding, among other things, the Firm's policies and processes and the provision of services to customers and potential customers. Certain of these matters are at various stages, including reviews, investigations, and legal proceedings, including a civil lawsuit filed in January 2026 in Florida state court by President Donald J. Trump, in his personal capacity, and several affiliated corporate entities, against JPMorgan Chase Bank, N.A. and its CEO.

Foreign Exchange Investigations and Litigation. The Firm previously reported settlements with certain government authorities relating to its foreign exchange ("FX") sales and trading activities and controls related to those activities. Among those resolutions, in May 2015, the Firm pleaded guilty to a single violation of federal antitrust law. The Department of Labor ("DOL") granted the Firm exemptions that permit the Firm and its affiliates to continue to rely on the Qualified Professional Asset Manager exemption under the Employee Retirement Income Security Act ("ERISA") through the ten-year disqualification period, which began in January 2017. The only remaining FX-related governmental inquiry is a South Africa Competition Commission matter which is currently pending before the South Africa Competition Tribunal.

With respect to civil litigation matters, some FX-related individual and putative class actions filed outside the U.S., including in the U.K., Israel, the Netherlands and Brazil remain. In December 2025, the U.K. Supreme Court confirmed the initial decision of the Competition Appeal Tribunal, which denied a request for class certification on an opt-out basis. In Israel, a settlement in principle has been reached on the putative class action, which remains subject to court approval.

Interchange Litigation. Groups of merchants and retail associations filed a series of class action complaints alleging that Visa and Mastercard, as well as certain banks, conspired to set the price of credit and debit card interchange fees and enacted related rules in violation of antitrust laws.

In September 2018, the parties settled the class action seeking monetary relief. A separate class action seeking injunctive relief continues. In June 2024, the District Court for the Eastern District of New York denied preliminary approval of a settlement of the injunctive class action in which Visa and Mastercard agreed to certain changes to their respective network rules and system-wide reductions in interchange rates for U.S.-based merchants. In November 2025, the parties to that settlement reached a superseding and amended class settlement and submitted the agreement to the District Court for its approval.

Of the merchants who opted out of the damages class settlement, certain merchants filed individual actions raising similar allegations against Visa and Mastercard, as well as against the Firm and other banks. The defendants have reached settlements with the merchants who opted out representing over 90% of the combined Mastercard-branded and Visa-branded payment card sales volume. The remaining opt out actions are pending. A number of these actions are pending in the United States District Court for the Southern District of New York, and that court has scheduled a trial of the claims brought by several merchants to begin in April 2026.

LIBOR and Other Benchmark Rate Investigations and Litigation. JPMorganChase has responded to inquiries from various governmental agencies and entities around the world relating primarily to the British Bankers Association's ("BBA") London Interbank Offered Rate ("LIBOR") for various currencies and the European Banking Federation's Euro Interbank Offered Rate ("EURIBOR"). The Firm appealed a December 2016 decision by the European Commission against the Firm and other banks finding an infringement of European antitrust rules relating to EURIBOR. In December 2023, the European General Court annulled the fine imposed by the European

Commission, but exercised its discretion to re-impose a fine in an identical amount. In March 2024, the Firm filed an appeal of this decision with the Court of Justice of the European Union, which held a hearing in January 2026 and reserved judgment.

In addition, the Firm was named as a defendant along with other banks in various individual and putative class actions related to benchmark rates, including U.S. dollar LIBOR. In September 2025, the United States District Court for the Southern District of New York granted summary judgment in favor of the defendants on all remaining claims related to U.S. dollar LIBOR, decertified the class, and dismissed all claims in their entirety with prejudice to refiling. Plaintiffs have filed an appeal.

Russian Litigation. The Firm is obligated to comply with international sanctions laws, which mandate the blocking of certain assets. These laws apply when assets associated with individuals, companies, products or services are within the scope of the sanctions. The Firm has faced actual and threatened litigation in Russia seeking payments that the Firm cannot make under, and is contractually excused from paying as a result of, relevant sanctions laws. In claims involving the Firm and claims filed against other financial institutions, Russian courts have disregarded the parties' contractual agreements concerning forum selection and did not recognize foreign sanctions laws as a basis for not making payment. Russian courts have entered judgment against the Firm in a number of claims. This includes one claim for $439 million, for which the courts have stayed the enforcement of the judgment against the Firm's unprotected assets in Russia pending the outcome of an appeal, and a judgment for another claim has been executed against assets held onshore by the Firm in Russia. The total amount of the judgments exceeds the total amount of available assets that the Firm holds in Russia. Russian courts have allowed plaintiffs to withhold dividends due to the Firm's clients for the purpose of satisfying judgments, which the Firm is opposing as unlawful. The Firm continues to appeal the Russian courts' decisions, but certain judgments are now enforceable against Firm assets in Russia. Russian courts have also ordered interim freezes of Firm assets in Russia (including, among other things, funds in bank accounts, securities, shares in authorized capital, and certain trademarks, of the named defendants) pending a determination of certain underlying claims against the Firm. The Firm has challenged claims being pursued in the Russian courts and related freeze orders in other jurisdictions provided for by the parties' contractual forum selections. If further claims are enforced despite the actions taken by the Firm to challenge the claims and orders and to seek the proper application of law, the Firm's assets in Russia could be seized in full, and certain client assets could

Notes to consolidated financial statements

also be seized, or the Firm could be prevented from complying with its obligations.

Shareholder Litigation. A shareholder derivative action purporting to act on behalf of the Firm is pending in the United States District Court for the Eastern District of New York against the Firm, its Board of Directors and certain of its current and former officers relating to historical trading practices by former employees in the precious metals and U.S. treasuries markets and related conduct which were the subject of the Firm's resolutions with the DOJ, CFTC and SEC in September 2020. Defendants have moved to dismiss the complaint.

*   *   *

In addition to the various legal proceedings discussed above, JPMorganChase and its subsidiaries are named as defendants or are otherwise involved in a substantial number of other legal proceedings. The Firm believes it has meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings and it intends to defend itself vigorously. Additional legal proceedings may be initiated from time to time in the future.

The Firm has established reserves for several hundred of its currently outstanding legal proceedings. Under U.S. GAAP for contingencies, the Firm accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Firm evaluates its outstanding legal proceedings each quarter to assess its litigation reserves, and makes adjustments in such reserves, upward or downward, as appropriate, based on management's best judgment after consultation with counsel. The Firm's legal expense was $361 million, $740 million and $1.4 billion for the years ended December 31, 2025, 2024 and 2023, respectively. There is no assurance that the Firm's litigation reserves will not need to be adjusted in the future.

In view of the inherent difficulty of predicting the outcome of legal proceedings, particularly where the claimants seek very large or indeterminate damages, or where the matters present novel legal theories, involve a large number of parties or are in early stages of discovery, the Firm cannot state with confidence what will be the eventual outcomes of the currently pending matters, the timing of their ultimate resolution or the eventual losses, fines, penalties or consequences related to those matters. JPMorganChase believes, based upon its current knowledge and after consultation with counsel, consideration of the material legal proceedings described above and after taking into account its current litigation reserves and its estimated aggregate range of possible losses, that the other legal proceedings currently pending against it should not have a material adverse effect on the Firm's consolidated financial condition. The Firm notes, however, that in light of the uncertainties involved in such proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves it has currently accrued or that a matter will not have material reputational consequences. As a result, the outcome of a particular matter may be material to JPMorganChase's operating results for a particular period, depending on, among other factors, the size of the loss or liability imposed and the level of JPMorganChase's income for that period.

Note 31 – International operations

The following table presents income statement and balance sheet-related information for JPMorganChase by major international geographic area. The Firm defines international activities for purposes of this footnote presentation as business transactions that involve clients residing outside of the U.S., and the information presented below is based predominantly on the domicile of the client, the location from which the client relationship is managed, booking location or the location of the trading desk. However, many of the Firm's U.S. operations serve international businesses.

As the Firm's operations are highly integrated, estimates and subjective assumptions have been made to apportion revenue and expense between U.S. and international operations. These estimates and assumptions are consistent with the allocations used for the Firm's segment reporting as set forth in Note 32.

The Firm's long-lived assets for the periods presented are not considered by management to be significant in relation to total assets. The majority of the Firm's long-lived assets are located in the U.S.

As of or for the year ended December 31, (in millions)	Revenue[b]	Expense[c]	Income before income tax expense	Net income	Total assets
2025					
Europe/Middle East/Africa	$ 24,478	$ 14,825	$ 9,653	$ 6,813	$ 641,190 [d]
Asia-Pacific	14,065	8,271	5,794	4,101	343,520
Latin America/Caribbean	4,215	2,180	2,035	1,561	96,759
Total international	42,758	25,276	17,482	12,475	1,081,469
North America[a]	139,689	84,576	55,113	44,573	3,343,431
Total	$ 182,447	$ 109,852	$ 72,595	$ 57,048	$ 4,424,900
2024					
Europe/Middle East/Africa	$ 22,353	$ 12,843	$ 9,510	$ 6,713	$ 552,407 [d]
Asia-Pacific	11,995	6,922	5,073	3,615	296,430
Latin America/Caribbean	3,885	1,895	1,990	1,512	73,631
Total international	38,233	21,660	16,573	11,840	922,468
North America[a]	139,323	80,815	58,508	46,631	3,080,346
Total	$ 177,556	$ 102,475	$ 75,081	$ 58,471	$ 4,002,814
2023					
Europe/Middle East/Africa	$ 20,974	$ 11,947	$ 9,027	$ 6,402	$ 529,335 [d]
Asia-Pacific	10,605	6,550	4,055	2,709	251,588
Latin America/Caribbean	3,294	1,971	1,323	994	83,003
Total international	34,873	20,468	14,405	10,105	863,926
North America[a]	123,231	76,024	47,207	39,447	3,011,467
Total	$ 158,104	$ 96,492	$ 61,612	$ 49,552	$ 3,875,393

(a) Substantially reflects the U.S.
(b) Revenue is composed of net interest income and noninterest revenue.
(c) Expense is composed of noninterest expense and the provision for credit losses.
(d) Total assets for the U.K. were approximately $449 billion, $369 billion and $352 billion at December 31, 2025, 2024 and 2023, respectively.

Notes to consolidated financial statements

Note 32 – Business segments & Corporate

The Firm is managed on an LOB basis. The Firm has three reportable business segments – Consumer & Community Banking, Commercial & Investment Bank, and Asset & Wealth Management – with the remaining activities in Corporate.

The business segments are determined based on the products and services provided, or the type of customers and clients served, and they reflect the manner in which financial information is evaluated by the Firm's Operating Committee, whose members act collectively as the Firm's chief operating decision maker. Segment results are presented on a managed basis.

The following is a description of each of the Firm's reportable business segments, and the products and services that they provide to their respective client bases, as well as a description of Corporate activities.

Consumer & Community Banking

Consumer & Community Banking offers products and services to consumers and small businesses through bank branches, ATMs, digital (including mobile and online) and telephone banking. CCB is organized into Banking & Wealth Management (including Consumer Banking, Business Banking and J.P. Morgan Wealth Management), Home Lending (including Home Lending Production, Home Lending Servicing and Real Estate Portfolios) and Card Services & Auto. Banking & Wealth Management offers deposit, investment and lending products, cash management, payments and services. Home Lending includes mortgage origination and servicing activities, as well as portfolios consisting of residential mortgages and home equity loans. Card Services issues credit cards and offers payment solutions, travel services, merchant offers and lifestyle benefits. Auto originates and services auto loans and leases.

Commercial & Investment Bank

The Commercial & Investment Bank is comprised of the Banking & Payments and Markets & Securities Services businesses. These businesses offer investment banking, lending, payments, market-making, financing, custody and securities products and services to a global base of corporate and institutional clients. Banking & Payments offers products and services in all major capital markets, including advising on corporate strategy and structure, capital-raising in equity and debt markets, and loan origination and syndication. Banking & Payments also provides services that enable clients to manage payments globally across liquidity and account solutions, commerce solutions, clearing, trade, and working capital. Markets & Securities Services includes Markets, which is a global market-maker across products, including cash and derivative instruments, and also offers sophisticated risk

management solutions, lending, prime brokerage, clearing and research. Markets & Securities Services also includes Securities Services, a leading global custodian that provides custody, fund services, liquidity and trading services, and data solutions products.

Asset & Wealth Management

Asset & Wealth Management, with client assets of $7.1 trillion, is a global leader in investment and wealth management.

Asset Management
Offers multi-asset investment management solutions across equities, fixed income, alternatives and money market funds to institutional and retail investors providing for a broad range of clients' investment needs.

Global Private Bank
Provides retirement products and services, brokerage, custody, estate planning, lending, deposits and investment management to high net worth clients.

The majority of AWM's client assets are in actively managed portfolios.

Corporate

Corporate consists of Treasury and Chief Investment Office ("CIO") and Other Corporate. Treasury and CIO is predominantly responsible for measuring, monitoring, reporting and managing the Firm's liquidity, funding, capital, structural interest rate and foreign exchange risks.

Other Corporate includes staff functions and expense that is centrally managed as well as certain Firm initiatives and activities not solely aligned to a specific LOB. The major Other Corporate functions include Real Estate, Technology, Legal, Corporate Finance, Human Resources, Internal Audit, Risk Management, Compliance, Control Management, Corporate Responsibility and various Other Corporate groups.

Description of business segment reporting methodology

Results of the reportable business segments are intended to present each segment as if it were a stand-alone business. The management reporting process that derives business segment results includes the allocation of certain income and expense items. The Firm periodically assesses the assumptions, methodologies and reporting classifications used for segment reporting, and therefore further refinements may be implemented in future periods. The Firm also assesses the level of capital required for each LOB on at least an annual basis. The Firm's LOBs also provide various business metrics which are utilized by the Firm and its investors and analysts in assessing performance.

Revenue sharing
When business segments or businesses within each segment join efforts to sell products and services to the Firm's clients and customers, the participating businesses may agree to share revenue from those transactions. Revenue is generally recognized in the segment responsible for the related product or service, with allocations to the other segments or businesses involved in the transaction. The segment and business results reflect these revenue-sharing agreements.

Expense allocation
Where business segments use services provided by Corporate support units, or another business segment, the costs of those services are allocated to the respective business segments. The expense is generally allocated based on the actual cost and use of services provided. In contrast, certain costs and investments related to Corporate that are not currently utilized by any LOB are not allocated to the business segments and are retained in Corporate. Expense retained in Corporate generally includes costs that would not be incurred if the segments were stand-alone businesses, and other items not solely aligned with a particular reportable business segment.

Funds transfer pricing
Funds transfer pricing ("FTP") is the process by which the Firm allocates interest income and expense to the LOBs and Other Corporate and transfers the primary interest rate risk and liquidity risk to Treasury and CIO.

The funds transfer pricing process considers the interest rate and liquidity risk characteristics of assets and liabilities and off-balance sheet products. Periodically, the methodology and assumptions utilized in the FTP process are adjusted to reflect economic conditions and other factors, which may impact the allocation of net interest income to the segments. Effective in the fourth quarter of 2024, the Firm updated its FTP with respect to consumer deposits, which resulted in an increase in the funding benefit reflected within CCB's net interest income that is fully offset in Corporate, with no effect on the Firm's net interest income.

As a result of lower average interest rates in the current year, the cost of funding for assets and the funding benefit earned for liabilities generally decreased compared with the prior year. During the period ended December 31, 2025, this resulted in a lower cost of funds for loans and Markets activities. In addition, the FTP benefit for deposits generally decreased more than the decrease in rates paid to deposit holders during the year, resulting in an overall deposit margin compression.

Foreign exchange risk
Foreign exchange risk is transferred from the LOBs and Other Corporate to Treasury and CIO for certain revenues and expenses. Treasury and CIO manages these risks centrally and reports the impact of foreign exchange rate movements related to the transferred risk in its results.

Debt expense and preferred stock dividend allocation
As part of the FTP process, almost all of the cost of the credit spread component of outstanding unsecured long-term debt and preferred stock dividends is allocated to the reportable business segments, while the balance of the cost is retained in Corporate. The methodology to allocate the cost of unsecured long-term debt and preferred stock dividends to the business segments is aligned with the relevant regulatory capital requirements and funding needs of the LOBs, as applicable. The allocated cost of unsecured long-term debt is included in a business segment's net interest income, and net income is reduced by preferred stock dividends, to arrive at a business segment's net income applicable to common equity.

Capital allocation
Each LOB and Corporate is allocated capital by taking into consideration a variety of factors including capital levels of similarly rated peers and applicable regulatory capital requirements. ROE is measured and internal targets for expected returns are established as key measures of an LOB's performance.

The Firm's current equity allocation methodology incorporates Basel III Standardized RWA and the GSIB surcharge, both under rules currently in effect, as well as a simulation of capital depletion in a severe stress environment. At least annually, the assumptions, judgments and methodologies used to allocate capital are reassessed and, as a result, the capital allocated to the LOBs and Corporate may change.

Notes to consolidated financial statements

Segment & Corporate results

The following table provides a summary of results for the Firm's reportable business segments and Corporate activities as of or for the years ended December 31, 2025, 2024 and 2023, on a managed basis. The Firm's definition of managed basis starts with the reported U.S. GAAP results and includes certain reclassifications to present total net revenue for the Firm as a whole (and for each of the reportable business segments and Corporate) on an FTE basis. Accordingly, revenue from investments that receive tax credits and tax-exempt securities is presented in the managed results on a basis comparable to taxable investments and securities. This allows management to assess the comparability of revenue from year-to-year arising from both taxable and tax-exempt

sources. The corresponding income tax impact related to tax-exempt items is recorded within income tax expense/(benefit). These adjustments have no impact on net income as reported by the Firm as a whole or by the each of the LOBs and Corporate.

The Operating Committee reviews segment results including net interest income, noninterest revenue, noninterest expense, provision for credit losses and net income on a managed basis. The Operating Committee uses these measures to evaluate segment performance and to make key operating decisions, including resource and capital allocations.

Segment & Corporate results and reconciliation[a]

(Table continued on next page)

As of or for the year ended December 31, (in millions, except ratios)	Consumer & Community Banking			Commercial & Investment Bank			Asset & Wealth Management		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Noninterest revenue	$ **17,795**	$ 16,649	$ 15,118	$ **53,766**	$ 48,253	$ 43,809	$ **17,241**	$ 15,023	$ 13,560
Net interest income	**58,234**	54,858	55,030	**24,688**	21,861	20,544	**6,832**	6,555	6,267
Total net revenue	**76,029**	71,507	70,148	**78,454**	70,114	64,353	**24,073**	21,578	19,827
Provision for credit losses	**11,493** [e]	9,974	6,899	**2,615**	762	2,091	**97**	(68)	159
Compensation expense[b]	**17,669**	17,045	15,171	**19,345**	18,191	17,105	**8,645**	7,984	7,115
Noncompensation expense[c][d]	**22,598**	20,991	19,648	**18,871**	17,162	16,867	**6,687**	6,430	5,665
Total noninterest expense	**40,267**	38,036	34,819	**38,216**	35,353	33,972	**15,332**	14,414	12,780
Income/(loss) before income tax expense/(benefit)	**24,269**	23,497	28,430	**37,623**	33,999	28,290	**8,644**	7,232	6,888
Income tax expense/(benefit)	**6,024**	5,894	7,198	**9,862**	9,153	8,018	**2,122**	1,811	1,661
Net income	$ **18,245**	$ 17,603	$ 21,232	$ **27,761**	$ 24,846	$ 20,272	$ **6,522**	$ 5,421	$ 5,227
Average equity	$ **56,000**	$ 54,500	$ 54,349	$ **149,500**	$ 132,000	$ 137,507	$ **16,000**	$ 15,500	$ 16,671
Total assets	**664,669**	650,268	642,951	**2,142,534**	1,773,194	1,638,493	**288,065**	255,385	245,512
Return on equity	**32 %**	32 %	38 %	**18 %**	18 %	14 %	**40 %**	34 %	31 %
Overhead ratio	**53**	53	50	**49**	50	53	**64**	67	64

(Table continued from previous page)

As of or for the year ended December 31, (in millions, except ratios)	Corporate			Reconciling Items[a]			Total		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Noninterest revenue	**$ 911**	$ 7,608 [g]	$ 132	**$ (2,709)**	$ (2,560)	$ (3,782)	**$ 87,004**	$ 84,973 [g]	$ 68,837
Net interest income	**6,114**	9,786	7,906	**(425)**	(477)	(480)	**95,443**	92,583	89,267
Total net revenue	**7,025**	17,394	8,038	**(3,134)**	(3,037)	(4,262)	**182,447**	177,556	158,104
Provision for credit losses	**7**	10	171	**—**	—	—	**14,212**	10,678	9,320
Total noninterest expense[d]	**1,825**	3,994 [h]	5,601	**—**	—	—	**95,640**	91,797 [h]	87,172
Income/(loss) before income tax expense/(benefit)	**5,193**	13,390	2,266	**(3,134)**	(3,037)	(4,262)	**72,595**	75,081	61,612
Income tax expense/(benefit)	**673** [f]	2,789	(555)	**(3,134)**	(3,037)	(4,262)	**15,547**	16,610	12,060
Net income	**$ 4,520**	$ 10,601	$ 2,821	**$ —**	$ —	$ —	**$ 57,048**	$ 58,471	$ 49,552
Average equity	**$ 111,254**	$ 110,370	$ 73,529	**NA**	NA	NA	**$ 332,754**	$ 312,370	$ 282,056
Total assets	**1,329,632**	1,323,967	1,348,437	**NA**	NA	NA	**4,424,900**	4,002,814	3,875,393
Return on equity	**NM**	NM	NM	**NM**	NM	NM	**17 %**	18 %	17 %
Overhead ratio	**NM**	NM	NM	**NM**	NM	NM	**52**	52	55

(a) Segment results on a managed basis reflect revenue on a FTE basis with the corresponding income tax impact recorded within income tax expense/(benefit). These adjustments are eliminated in reconciling items to arrive at the Firm's reported U.S. GAAP results. In addition, effective January 1, 2024, the Firm adopted updates to the Accounting for Investments in Tax Credit Structures guidance, under the modified retrospective method. Refer to Notes 1, 6, 14 and 25 for additional information.

(b) Excludes expense related to services provided by Corporate support units, which is allocated from Corporate to each respective reportable business segment, as applicable, through noncompensation expense.

(c) Reflects occupancy; technology, communications and equipment; professional and outside services; marketing; and other expense. Refer to Note 6 for additional information on other expense.

(d) Certain services are provided by Corporate and used by each of the reportable business segments. The costs of these services, including compensation-related costs, are allocated from Corporate to the respective reportable business segments, with the allocations recorded in noncompensation expense.

(e) Includes a provision for lending-related commitments of $2.2 billion related to the Apple Card transaction.

(f) Included a $774 million income tax benefit recorded in the second quarter of 2025, driven by the resolution of certain tax audits and the impact of tax regulations related to foreign currency translation gains and losses finalized in 2024 and effective for 2025.

(g) Included the net gain related to Visa shares of $7.9 billion recorded in the second quarter of 2024. Refer to Note 6 for additional information.

(h) Included a $1.0 billion contribution of Visa shares to the JPMorgan Chase Foundation recorded in the second quarter of 2024. Refer to Note 6 for additional information.

Notes to consolidated financial statements

Note 33 – Parent Company

The following tables present Parent Company-only financial statements.

Statements of income and comprehensive income

Year ended December 31, (in millions)	2025	2024	2023
Income			
Dividends from subsidiaries and affiliates:			
Bank and bank holding company	$50,000	$ 37,000	$ 61,000
Non-bank	—	—	—
Interest income from subsidiaries	999	1,228	1,166
Other income/(expense) from subsidiaries:			
Bank and bank holding company	1,846	555	1,801
Non-bank	(506)	172	250
Other income/(expense)	697	1,252	(654)
Total income	**53,036**	**40,207**	**63,563**
Expense			
Interest expense to subsidiaries and affiliates[a]	(16)	7,433	2,258
Other interest expense[a]	15,106	8,068	11,714
Noninterest expense	3,883	3,280	3,431
Total expense	**18,973**	**18,781**	**17,403**
Income before income tax benefit and undistributed net income of subsidiaries	34,063	21,426	46,160
Income tax benefit	1,822	1,264	1,525
Equity in undistributed net income of subsidiaries	21,163	35,781	1,867
Net income	**$ 57,048**	**$ 58,471**	**$ 49,552**
Other comprehensive income/(loss), net	8,166	(2,013)	6,898
Comprehensive income	**$ 65,214**	**$ 56,458**	**$ 56,450**

Balance sheets

December 31, (in millions)	2025	2024
Assets		
Cash and due from banks	$ 39	$ 38
Deposits with banking subsidiaries[b]	9,751	9,762
Trading assets - intercompany	14,885	43,214
Advances to, and receivables from, subsidiaries:		
Bank and bank holding company	136	142
Non-bank	24	79
Investments (at equity) in subsidiaries and affiliates:		
Bank and bank holding company	669,449	603,044
Non-bank	1,223	1,238
Other assets	14,537	12,097
Total assets	**$710,044**	**$669,614**
Liabilities and stockholders' equity		
Borrowings from, and payables to, subsidiaries and affiliates	$ 79,317	$ 72,881
Short-term borrowings	—	—
Other liabilities	13,656	12,349
Long-term debt[c][d]	254,633	239,626
Total liabilities[d]	**347,606**	**324,856**
Total stockholders' equity	362,438	344,758
Total liabilities and stockholders' equity	**$710,044**	**$669,614**

Statements of cash flows

Year ended December 31, (in millions)	2025	2024	2023
Operating activities			
Net income	**$57,048**	$ 58,471	$49,552
Less: Net income of subsidiaries and affiliates	**71,163**	72,781	62,868
Parent company net loss	**(14,115)**	(14,310)	(13,316)
Cash dividends from subsidiaries and affiliates	**50,000**	37,000	61,000
Other operating adjustments	**8,583**	(44,671)	9,412
Net cash provided by/(used in) operating activities	**44,468**	(21,981)	57,096
Investing activities			
Net change in:			
Advances to and investments in subsidiaries and affiliates, net	**—**	—	(25,000)
All other investing activities, net	**34**	21	25
Net cash provided by/(used in) investing activities	**34**	21	(24,975)
Financing activities			
Net change in:			
Borrowings from subsidiaries and affiliates	**1,246**	49,902	(2,249)
Short-term borrowings	**—**	(999)	—
Proceeds from long-term borrowings	**30,042**	44,997	19,398
Payments of long-term borrowings	**(25,702)**	(29,753)	(25,105)
Proceeds from issuance of preferred stock	**3,000**	2,500	—
Redemption of preferred stock	**(3,000)**	(9,850)	—
Treasury stock repurchased	**(31,591)**	(18,830)	(9,824)
Dividends paid	**(16,625)**	(14,783)	(13,463)
All other financing activities, net	**(1,882)**	(1,270)	(879)
Net cash provided by/(used in) financing activities	**(44,512)**	21,914	(32,122)
Net increase/(decrease) in cash and due from banks and deposits with banking subsidiaries	**(10)**	(46)	(1)
Cash and due from banks and deposits with banking subsidiaries at the beginning of the year	**9,800**	9,846	9,847
Cash and due from banks and deposits with banking subsidiaries at the end of the year[b]	**$ 9,790**	$ 9,800	$ 9,846
Cash interest paid	**$12,399**	$ 14,851	$ 13,742
Cash income taxes paid, net[e]	**276**	6,252	10,291

(a) Includes interest expense for intercompany derivative hedges on the Firm's LTD and related fair value adjustments, which is offset by related amounts in Other interest expense/(income).

(b) Consistent with bank regulatory reporting guidance, includes intercompany time deposits of $8.0 billion as of December 31, 2025, 2024 and 2023.

(c) At December 31, 2025, long-term debt that contractually matures in 2026 through 2030 totaled $14.3 billion, $20.3 billion, $36.4 billion, $22.4 billion, and $23.6 billion, respectively.

(d) Refer to Notes 20 and 28 for information regarding the Parent Company's guarantees of its subsidiaries' obligations.

(e) Represents payments, net of refunds, made by the Parent Company to various taxing authorities and includes taxes paid on behalf of certain of its subsidiaries that are subsequently reimbursed. The reimbursements were $713 million, $5.0 billion, and $13.2 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

Notes to consolidated financial statements

Note 34 – Business combinations

On May 1, 2023, JPMorganChase acquired certain assets and assumed certain liabilities of First Republic Bank (the "First Republic acquisition") from the Federal Deposit Insurance Corporation ("FDIC"), as receiver. The acquisition resulted in a bargain purchase gain, which represents the excess of the estimated fair value of the net assets acquired above the purchase price.

The Firm has determined that this acquisition constitutes a business combination under U.S. GAAP. Accordingly, the initial recognition of the assets acquired and liabilities assumed were generally measured at their estimated fair values as of May 1, 2023. The determination of those fair values required management to make certain market-based assumptions about expected future cash flows, discount rates and other valuation inputs at the time of the acquisition. The Firm believes that the fair value estimates of the assets acquired and liabilities assumed provide a reasonable basis for determining the estimated bargain purchase gain.

The First Republic acquisition resulted in a preliminary estimated bargain purchase gain of $2.7 billion. The final bargain purchase gain of $2.9 billion reflects adjustments of $103 million and $63 million for the years ended December 31, 2024 and 2023, respectively, made during the one-year measurement period, as permitted by U.S. GAAP, to finalize management's fair value estimates for the assets acquired and liabilities assumed. The measurement period ended on April 30, 2024.

On January 17, 2025, the Firm reached an agreement with the FDIC with respect to certain outstanding items. As a result of the agreement, the Firm made a payment of $609 million to the FDIC on January 31, 2025 and reduced its additional payable to the FDIC, which resulted in a gain of $588 million recorded in other income in the first quarter of 2025. In addition, as of June 30, 2025, all outstanding matters between the Firm and the FDIC related to the final settlement of the purchase price for the First Republic acquisition had been resolved.

In connection with the First Republic acquisition, the Firm and the FDIC entered into two shared-loss agreements with respect to certain loans and lending-related commitments (the "shared-loss assets"): the Commercial Shared-Loss Agreement ("CSLA") and the Single-Family Shared-Loss Agreement ("SFSLA"). The CSLA covers 80% of credit losses, on a pari passu basis, over 5 years with a subsequent 3-year recovery period for certain acquired commercial loans and other real estate exposure. The SFSLA covers 80% of credit losses, on a pari passu basis, for 7 years for certain acquired loans secured by mortgages on real property or shares in cooperative property constituting a primary residence. The indemnification assets, which represent the fair value of the CSLA and SFSLA on the acquisition date, are reflected in the total assets acquired.

As part of the consideration paid, JPMorganChase issued a five-year, $50 billion secured note to the FDIC (the "Purchase Money Note"). The Purchase Money Note bears interest at a fixed rate of 3.4% and is secured by certain of the acquired loans. The Purchase Money Note is prepayable upon notice to the holder.

The Firm had placed a $5 billion deposit with First Republic Bank on March 16, 2023, as part of $30 billion of deposits provided by a consortium of large U.S. banks. The Firm's $5 billion deposit was effectively settled as part of the acquisition and the associated allowance for credit losses was released upon closing. The Firm subsequently repaid the remaining $25 billion of deposits to the consortium of banks, including accrued interest through the payment date on May 9, 2023.

The computation of the purchase price, the fair values of the assets acquired and liabilities assumed as part of the First Republic acquisition and the related bargain purchase gain are presented below, which reflects adjustments made during the measurement period to the acquisition-date fair value of the net assets acquired. The measurement period ended on April 30, 2024.

(in millions)		Fair value purchase price allocation as of May 1, 2023
Purchase price consideration		
Amounts paid/due to the FDIC, net of cash acquired[a]	$	13,555
Purchase Money Note (at fair value)[b]		48,848
Settlement of First Republic deposit and other related party transactions[c]		5,447
Contingent consideration - Shared-loss agreements		15
Purchase price consideration	$	67,865
Assets		
Securities	$	30,285
Loans		153,242
Core deposit and customer relationship intangibles		1,455
Indemnification assets - Shared-loss agreements		675
Accounts receivable and other assets[d]		6,740
Total assets acquired	$	192,397
Liabilities		
Deposits	$	87,572
FHLB advances		27,919
Lending-related commitments		2,614
Accounts payable and other liabilities[d]		2,792
Deferred tax liabilities		757
Total liabilities assumed	$	121,654
Fair value of net assets acquired	$	70,743
Gain on acquisition, after income taxes	$	2,878

(a) Net of cash acquired of $680 million, and including disputed amounts with the FDIC as of April 30, 2024.
(b) As part of the consideration paid, JPMorganChase issued a five-year, $50 billion secured note to the FDIC (the "Purchase Money Note").
(c) Includes $447 million of securities financing transactions with First Republic Bank that were effectively settled on the acquisition date.
(d) Other assets include $1.2 billion in tax-oriented investments and $683 million of lease right-of-use assets. Other liabilities include the related tax-oriented investment liabilities of $669 million and lease liabilities of $748 million.

The following describes the accounting policies and fair value methodologies generally used by the Firm for the following assets acquired and liabilities assumed: core deposit and customer relationship intangibles, shared-loss agreements and the related indemnification assets, Purchase Money Note, and FHLB advances.

For further discussion of the Firm's accounting policies and valuation methodologies, refer to Notes 2 and 3 for fair value measurement, Note 10 for investment securities, Note 12 for loans, Note 17 for deposits, and Note 28 for lending-related commitments.

Core deposit and customer relationship intangibles

Core deposit and certain wealth management customer relationship intangibles were acquired as part of the First Republic acquisition. The core deposit intangible of $1.3 billion was valued by discounting estimated after-tax cost savings over the remaining useful life of the deposits using the favorable source of funds method. The after-tax cost savings were estimated based on the difference between the cost of maintaining the core deposit base relative to the cost of next best alternative funding sources available to market participants. The customer relationship intangibles of $180 million were valued by discounting estimated after-tax earnings over their remaining useful lives using the multi-period excess earnings method. Both intangible asset valuations utilized assumptions that the Firm believes a market participant would use to estimate fair values, such as growth and attrition rates, projected fee income as well as related costs to service the relationships, and discount rates. The core deposit and customer relationship intangibles are amortized over a projected period of future cash flows of approximately 7 years. Refer to Note 15 for further discussion on other intangible assets.

Notes to consolidated financial statements

Indemnification assets - Shared-loss agreements

The indemnification assets represent forecasted recoveries from the FDIC associated with the shared-loss assets over the respective shared-loss recovery periods. The indemnification assets were recorded at fair value in other assets on the Consolidated balance sheets on the acquisition date. The fair values of the indemnification assets were estimated based on the timing of the forecasted losses underlying the related allowance for credit losses. The subsequent quarterly remeasurement of the indemnification assets is based on changes in the amount and timing of forecasted losses in the allowance for credit losses associated with the shared-loss assets and is recorded in other income. Under certain circumstances, the Firm may be required to make a payment to the FDIC upon termination of the shared-loss agreements based on the level of actual losses and recoveries on the shared-loss assets. The estimated potential future payment is reflected as contingent consideration as part of the purchase price consideration.

Purchase Money Note and FHLB advances

The Purchase Money Note is recorded in long-term debt on the Consolidated balance sheets. The fair value of the Purchase Money Note was estimated based on a discounted cash flow methodology and incorporated estimated market discount rates.

The FHLB advances assumed in the acquisition were recorded in short-term borrowings and in long-term debt. The fair values of the FHLB advances were based on a discounted cash flow methodology and considered the observed FHLB advance issuance rates.

Loans

The following table presents the unpaid principal balance ("UPB") and fair values of the loans acquired as of May 1, 2023, and reflects adjustments made during the measurement period to the acquisition-date fair value of the loans acquired.

(in millions)	May 1, 2023	
	UPB	Fair value
Residential real estate	$ 106,240	$ 92,053
Auto and other	3,093	2,030
Total consumer	**109,333**	**94,083**
Secured by real estate	37,117	33,602
Commercial & industrial	4,332	3,932
Other	23,499	21,625
Total wholesale	**64,948**	**59,159**
Total loans	**$ 174,281**	**$ 153,242**

Unaudited pro forma condensed combined financial information

The following table presents certain unaudited pro forma financial information for the year ended December 31, 2023 as if the First Republic acquisition had occurred on January 1, 2022, including recognition of the estimated bargain purchase gain of $2.8 billion and the provision for credit losses of $1.2 billion. Additional adjustments include the interest on the Purchase Money Note and the impact of amortizing and accreting certain estimated fair value adjustments related to intangible assets, loans and lending-related commitments.

The Firm expects to achieve operating cost savings and other business synergies resulting from the acquisition that are not reflected in the pro forma amounts. The pro forma information is not necessarily indicative of the historical results of operations had the acquisition occurred on January 1, 2022, nor is it indicative of the results of operations in future periods.

Year ended December 31, (in millions)	2023
Noninterest revenue	$ 65,816
Net interest income	90,856
Net income	48,665

Supplementary Information: Distribution of assets, liabilities and stockholders' equity; interest rates and interest differentials

Consolidated average balance sheets, interest and rates

Provided below is a summary of JPMorganChase's consolidated average balances, interest and rates on a taxable-equivalent basis for the years ended December 31, 2025, 2024 and 2023. Income computed on a taxable-equivalent basis is the income reported in the Consolidated statements of income, adjusted to present interest income and rates earned on assets exempt from income taxes (i.e., federal taxes) on a basis comparable with other taxable investments. The incremental tax rate used for calculating the taxable-equivalent adjustment was approximately 24% in 2025, 2024 and 2023.

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(Unaudited)	2025		
Year ended December 31, (Taxable-equivalent interest and rates; in millions, except rates)	Average balance[f]	Interest[f]	Rate
Assets			
Deposits with banks	$ 386,384	$ 13,099	3.39 %
Federal funds sold and securities purchased under resale agreements	391,398	16,706	4.27
Securities borrowed	242,788	9,027	3.72
Trading assets – debt instruments	565,277	24,941	4.41
Taxable securities	710,514	26,903	3.79
Non-taxable securities[a]	27,446	1,295	4.72
Total investment securities	737,960	28,198	3.82 [i]
Loans	1,400,048	94,056 [h]	6.72
All other interest-earning assets[b][c]	110,504	7,739	7.00
Total interest-earning assets	3,834,359	193,766	5.05
Allowance for loan losses	(25,000)		
Cash and due from banks	22,466		
Trading assets – equity and other instruments	242,977		
Trading assets – derivative receivables	59,025		
Goodwill, MSRs and other intangible assets	64,422		
All other noninterest-earning assets	233,375		
Total assets	$ 4,431,624		
Liabilities			
Interest-bearing deposits	$ 1,902,382	$ 45,112	2.37 %
Federal funds purchased and securities loaned or sold under repurchase agreements	527,509	22,411	4.25
Short-term borrowings	53,612	2,298	4.29
Trading liabilities – debt and all other interest-bearing liabilities[d][e]	302,440	8,965	2.96
Beneficial interests issued by consolidated VIEs	27,052	1,218	4.50
Long-term debt	350,938	17,894	5.10
Total interest-bearing liabilities	3,163,933	97,898	3.09
Noninterest-bearing deposits	604,183		
Trading liabilities – equity and other instruments[e]	45,677		
Trading liabilities – derivative payables	44,395		
All other liabilities, including the allowance for lending-related commitments	220,645		
Total liabilities	4,078,833		
Stockholders' equity			
Preferred stock	20,037		
Common stockholders' equity	332,754		
Total stockholders' equity	352,791 [g]		
Total liabilities and stockholders' equity	$ 4,431,624		
Interest rate spread			1.96 %
Net interest income and net yield on interest-earning assets		$ 95,868	2.50

(a) Represents securities that are tax-exempt for U.S. federal income tax purposes.
(b) Includes brokerage-related held-for-investment customer receivables, which are classified in accrued interest and accounts receivable, and all other interest-earning assets, which are classified in other assets on the Consolidated Balance Sheets.
(c) The rates reflect the impact of interest earned on cash collateral where the cash collateral has been netted against certain derivative payables.
(d) All other interest-bearing liabilities include brokerage-related customer payables.
(e) The combined balance of trading liabilities – debt and equity instruments was $172.9 billion, $185.4 billion and $153.3 billion for the years ended December 31, 2025, 2024 and 2023, respectively.
(f) Includes the effect of derivatives that qualify for hedge accounting. Taxable-equivalent amounts are used where applicable. Refer to Note 5 for additional information on hedge accounting.

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	2024			2023		
	Average balance[f]	Interest[f]	Rate	Average balance[f]	Interest[f]	Rate
$	490,205 $	22,297	4.55 %	$ 499,396 $	21,797	4.36 %
	359,197	18,299	5.09	317,159	15,079	4.75
	209,744	9,208	4.39	193,228	7,983	4.13
	456,029	20,373	4.47	376,928	16,001	4.25
	583,329	21,947	3.76	573,914	17,390	3.03
	27,912	1,393	4.99	30,886	1,560	5.05
	611,241	23,340	3.82 [i]	604,800	18,950	3.13 [i]
	1,322,425	92,588 [h]	7.00	1,248,076	83,589 [h]	6.70
	88,726	8,305	9.36	86,121	7,669	8.90
	3,537,567	194,410	5.50	3,325,708	171,068	5.14
	(22,877)			(20,762)		
	22,591			24,853		
	208,534			160,087		
	57,005			64,227		
	64,393			63,212		
	218,709			204,899		
$	4,085,922			$ 3,822,224		
$	1,748,050 $	49,559	2.84 %	$ 1,698,529 $	40,016	2.36 %
	363,820	19,149	5.26	256,086	13,259	5.18
	39,593	2,101	5.31	37,468	1,894	5.05
	314,054	10,238	3.26	286,605	9,396	3.28
	26,515	1,383	5.22	18,648	953	5.11
	344,346	18,920	5.49	296,433	15,803	5.33
	2,836,378	101,350	3.57	2,593,769	81,321	3.14
	638,592			660,538		
	32,025			30,501		
	39,497			46,355		
	203,006			181,601		
	3,749,498			3,512,764		
	24,054			27,404		
	312,370			282,056		
	336,424 [g]			309,460 [g]		
$	4,085,922			$ 3,822,224		
			1.93 %			2.00 %
	$	93,060	2.63		$ 89,747	2.70

(g) The ratio of average stockholders' equity to average assets was 8.0%, 8.2% and 8.1% for the years ended December 31, 2025, 2024 and 2023, respectively. The return on average stockholders' equity, based on net income, was 16.2%, 17.4% and 16.0% for the years ended December 31, 2025, 2024 and 2023, respectively.

(h) Included fees and commissions on loans of $3.7 billion, $3.6 billion and $2.2 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

(i) The annualized rate for securities based on amortized cost was 3.80%, 3.79% and 3.09% for the years ended December 31, 2025, 2024 and 2023, respectively, and does not give effect to changes in fair value that are reflected in AOCI.

Within the Consolidated average balance sheets, interest and rates summary, the principal amounts of nonaccrual loans have been included in the average loan balances used to determine the average interest rate earned on loans. Refer to Note 12 for additional information on nonaccrual loans, including interest accrued.

Interest rates and interest differential analysis of net interest income – U.S. and non-U.S.

Presented below is a summary of interest and rates segregated between U.S. and non-U.S. operations for the years 2023 through 2025. The segregation of U.S. and non-U.S. components is based on the location of the office recording the transaction.

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(Unaudited) Year ended December 31, (Taxable-equivalent interest and rates; in millions, except rates)	2025		
	Average balance	Interest	Rate
Interest-earning assets			
Deposits with banks:			
U.S.	$ 160,453	$ 6,960	4.34 %
Non-U.S.	225,931	6,139	2.72
Federal funds sold and securities purchased under resale agreements:			
U.S.	218,450	10,004	4.58
Non-U.S.	172,948	6,702	3.88
Securities borrowed:			
U.S.	185,559	7,265	3.92
Non-U.S.	57,229	1,762	3.08
Trading assets – debt instruments:			
U.S.	369,664	16,255	4.40
Non-U.S.	195,613	8,686	4.44
Investment securities:			
U.S.	684,466	26,173	3.82
Non-U.S.	53,494	2,025	3.79
Loans:			
U.S.	1,271,393	87,196	6.86
Non-U.S.	128,655	6,860	5.33
All other interest-earning assets, largely U.S.[a]	110,504	7,739	7.00
Total interest-earning assets	3,834,359	193,766	5.05
Interest-bearing liabilities			
Interest-bearing deposits:			
U.S.	1,419,647	31,625	2.23
Non-U.S.	482,735	13,487	2.79
Federal funds purchased and securities loaned or sold under repurchase agreements:			
U.S.	412,269	18,247	4.43
Non-U.S.	115,240	4,164	3.61
Trading liabilities – debt, short-term and all other interest-bearing liabilities:			
U.S.	215,043	7,113	3.31
Non-U.S.	141,009	4,150	2.94
Beneficial interests issued by consolidated VIEs, predominantly U.S.	27,052	1,218	4.50
Long-term debt:			
U.S.	341,531	17,612	5.16
Non-U.S.	9,407	282	3.00
Total interest-bearing liabilities	3,163,933	97,898	3.09
Noninterest-bearing liabilities[b]	670,426		
Total investable funds	$ 3,834,359	$ 97,898	2.55 %
Net interest income and net yield:		$ 95,868	2.50 %
U.S.		82,547	2.80
Non-U.S.		13,321	1.51
Percentage of total assets and liabilities attributable to non-U.S. operations:			
Assets			25.3
Liabilities			22.0

(a) The rates reflect the impact of interest earned on cash collateral where that cash collateral has been netted against certain derivative payables.

(b) Represents the amount of noninterest-bearing liabilities funding interest-earning assets.

Refer to the "Net interest income" discussion in Consolidated Results of Operations on pages 51–54 for further information.

(Table continued from previous page)

	2024			2023		
	Average balance	Interest	Rate	Average balance	Interest	Rate
$	284,913 $ 15,157		5.32 %	$ 296,784 $ 15,348		5.17 %
	205,292	7,140	3.48	202,612	6,449	3.18
	193,210	10,686	5.53	155,304	8,330	5.36
	165,987	7,613	4.59	161,855	6,749	4.17
	150,251	7,330	4.88	133,805	6,239	4.66
	59,493	1,878	3.16	59,423	1,744	2.93
	309,568	13,579	4.39	248,541	10,721	4.31
	146,461	6,794	4.64	128,387	5,280	4.11
	567,784	21,458	3.78	568,505	17,469	3.07
	43,457	1,882	4.33	36,295	1,481	4.08
	1,211,978	85,621	7.06	1,137,162	76,884	6.76
	110,447	6,967	6.31	110,914	6,705	6.05
	88,726	8,305	9.36	86,121	7,669	8.90
	3,537,567	194,410	5.50	3,325,708	171,068	5.14
	1,307,000	33,173	2.54	1,290,110	26,253	2.03
	441,050	16,386	3.72	408,419	13,763	3.37
	294,476	15,949	5.42	197,049	10,639	5.40
	69,344	3,200	4.61	59,037	2,620	4.44
	222,710	8,289	3.72	205,388	7,774	3.79
	130,937	4,050	3.09	118,685	3,516	2.96
	26,515	1,383	5.22	18,648	953	5.11
	338,166	18,760	5.55	293,218	15,749	5.37
	6,180	160	2.59	3,215	54	1.68
	2,836,378	101,350	3.57	2,593,769	81,321	3.14
	701,189			731,939		
$	3,537,567 $ 101,350		2.86 %	$ 3,325,708 $ 81,321		2.45 %
	$ 93,060		2.63 %	$ 89,747		2.70 %
	80,913		2.92	77,923		3.01
	12,147		1.58	11,824		1.61
			24.3			24.7
			20.5			20.2

Changes in net interest income, volume and rate analysis

The table below presents an attribution of net interest income between volume and rate. The attribution between volume and rate is calculated using annual average balances for each category of assets and liabilities shown in the table and the corresponding annual rates (refer to pages 315–318 for more information on average balances and rates). In this analysis, when the change cannot be isolated to either volume or rate, it has been allocated to volume. The annual rates include the impact of changes in market rates, as well as the impact of any change in composition of the various products within each category of asset or liability. This analysis is calculated separately for each category without consideration of the relationship between categories (for example, the net spread between the rates earned on assets and the rates paid on liabilities that fund those assets). As a result, changes in the granularity or groupings considered in this analysis would produce a different attribution result, and due to the complexities involved, precise allocation of changes in interest rates between volume and rates is inherently complex and judgmental.

| | 2025 versus 2024 | | | 2024 versus 2023 | | |
| | Increase/(decrease) due to change in: | | | Increase/(decrease) due to change in: | | |
(Unaudited) Year ended December 31, (On a taxable-equivalent basis; in millions)	Volume	Rate	Net change	Volume	Rate	Net change
Interest-earning assets						
Deposits with banks:						
U.S.	$ (5,405)	$ (2,792)	$ (8,197)	$ (636)	$ 445	$ (191)
Non-U.S.	559	(1,560)	(1,001)	83	608	691
Federal funds sold and securities purchased under resale agreements:						
U.S.	1,153	(1,835)	(682)	2,092	264	2,356
Non-U.S.	268	(1,179)	(911)	184	680	864
Securities borrowed:						
U.S.	1,377	(1,442)	(65)	797	294	1,091
Non-U.S.	(68)	(48)	(116)	(3)	137	134
Trading assets – debt instruments:						
U.S.	2,645	31	2,676	2,659	199	2,858
Non-U.S.	2,185	(293)	1,892	834	680	1,514
Investment securities:						
U.S.	4,488	227	4,715	(47)	4,036	3,989
Non-U.S.	378	(235)	143	310	91	401
Loans:						
U.S.	3,999	(2,424)	1,575	5,326	3,411	8,737
Non-U.S.	975	(1,082)	(107)	(26)	288	262
All other interest-earning assets, largely U.S.	1,528	(2,094)	(566)	240	396	636
Change in interest income	14,082	(14,726)	(644)	11,813	11,529	23,342
Interest-bearing liabilities						
Interest-bearing deposits:						
U.S.	2,504	(4,052)	(1,548)	340	6,580	6,920
Non-U.S.	1,203	(4,102)	(2,899)	1,194	1,429	2,623
Federal funds purchased and securities loaned or sold under repurchase agreements:						
U.S.	5,213	(2,915)	2,298	5,271	39	5,310
Non-U.S.	1,657	(693)	964	480	100	580
Trading liabilities – debt, short-term and all other interest-bearing liabilities:						
U.S.	(263)	(913)	(1,176)	659	(144)	515
Non-U.S.	296	(196)	100	380	154	534
Beneficial interests issued by consolidated VIEs, predominantly U.S.	26	(191)	(165)	409	21	430
Long-term debt:						
U.S.	171	(1,319)	(1,148)	2,483	528	3,011
Non-U.S.	97	25	122	77	29	106
Change in interest expense	10,904	(14,356)	(3,452)	11,293	8,736	20,029
Change in net interest income	$ 3,178	$ (370)	$ 2,808	$ 520	$ 2,793	$ 3,313

Glossary of Terms and Acronyms

2025 Form 10-K: Annual report on Form 10-K for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

ABS: Asset-backed securities

Active foreclosures: Loans referred to foreclosure where formal foreclosure proceedings are ongoing. Includes both judicial and non-judicial states.

AFS: Available-for-sale

ALCO: Asset Liability Committee

Allowance for loan losses to total retained loans: Represents period-end allowance for loan losses divided by retained loans.

Alternative assets "Alternatives": The following types of assets constitute alternative investments - hedge funds, currency, real estate, private equity and other investment funds designed to focus on nontraditional strategies.

Amortized cost: Amount at which a financing receivable or investment is originated or acquired, adjusted for accretion or amortization of premium, discount, and net deferred fees or costs, collection of cash, charge-offs, foreign exchange, and fair value hedge accounting adjustments. For AFS securities, amortized cost is also reduced by any impairment losses recognized in earnings. Amortized cost is not reduced by the allowance for credit losses, except where explicitly presented net.

AOCI: Accumulated other comprehensive income/(loss)

ARM(s): Adjustable rate mortgage(s)

AUC "Assets under custody": Represents assets held directly or indirectly on behalf of clients under safekeeping, custody and servicing arrangements.

AUM "Assets under management": Represent assets managed by AWM on behalf of its Private Banking, Institutional and Retail clients. Includes "Committed capital not Called."

Auto loan and lease origination volume: Dollar amount of auto loans and leases originated.

AWM: Asset & Wealth Management

Beneficial interests issued by consolidated VIEs: Represents the interest of third-party holders of debt, equity securities, or other obligations, issued by VIEs that JPMorganChase consolidates.

Benefit obligation: Refers to the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for OPEB plans.

BHC: Bank holding company

BWM: Banking & Wealth Management

Bridge Financing Portfolio: A portfolio of held-for-sale unfunded loan commitments and funded loans. The unfunded commitments include both short-term bridge loan commitments that will ultimately be replaced by longer term financing as well as term loan commitments. The funded loans include term loans and funded revolver facilities.

CB: Commercial Banking

CCAR: Comprehensive Capital Analysis and Review

CCB: Consumer & Community Banking

CCB Consumer customer: A unique individual that has financial ownership or decision-making power with respect to accounts; excludes customers under the age of 18. Where a customer uses the same identifier as both a Consumer and a Small business, the customer is included in both metrics.

CCB Small business customer: A unique business or legal entity that has financial ownership or decision-making power with respect to accounts. Where a customer uses the same identifier as both a Consumer and a Small business, the customer is included in both metrics.

CCO: Chief Compliance Officer

CCP "Central counterparty" is a clearing house that interposes itself between counterparties to contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts. A CCP becomes a counterparty to trades with market participants through novation, an open offer system, or another legally binding arrangement.

CDS: Credit default swaps

CECL: Current Expected Credit Losses

CEO: Chief Executive Officer

CET1 Capital: Common equity Tier 1 capital

CFO: Chief Financial Officer

CFP: Contingency funding plan

CFTC: Commodity Futures Trading Commission

CIB: Commercial & Investment Bank

CIO: Chief Investment Office

Client assets: Represent assets under management as well as custody, brokerage, administration and deposit accounts.

Client deposits and other third-party liabilities: Deposits, as well as deposits that are swept to on-balance sheet liabilities (e.g., commercial paper, federal funds purchased and securities loaned or sold under repurchase agreements) as part of client cash management programs.

Client investment assets: Represent assets under management as well as custody, brokerage and annuity accounts, and deposits held in investment accounts.

CLO: Collateralized loan obligations

Glossary of Terms and Acronyms

CLTV: Combined loan-to-value

CMT: Constant Maturity Treasury

Collateral-dependent: A loan is considered to be collateral-dependent when repayment of the loan is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty, including when foreclosure is deemed probable based on borrower delinquency.

Commercial Card: Provides a wide range of payment services to corporate and public sector clients worldwide through the commercial card products. Services include procurement, corporate travel and entertainment, expense management services, and business-to-business payment solutions.

Credit derivatives: Financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Upon the occurrence of a credit event by the reference entity, which may include, among other events, the bankruptcy or failure to pay its obligations, or certain restructurings of the debt of the reference entity, neither party has recourse to the reference entity. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value at the time of settling the credit derivative contract. The determination as to whether a credit event has occurred is generally made by the relevant International Swaps and Derivatives Association ("ISDA") Determinations Committee.

Criticized: Criticized loans, lending-related commitments and derivative receivables that are classified as special mention, substandard and doubtful categories for regulatory purposes and are generally consistent with a rating of CCC+/Caa1 and below, as defined by S&P and Moody's.

CRO: Chief Risk Officer

CRR: Capital Requirements Regulation

CTC: CIO, Treasury and Corporate

Custom lending: Loans to AWM's Global Private Bank clients, including loans to private investment funds and loans that are collateralized by nontraditional asset types, such as art work, aircraft, etc.

CVA: Credit valuation adjustment

Debit and credit card sales volume: Dollar amount of card member purchases, net of returns.

Deposit margin: Represents net interest income expressed as a percentage of average deposits.

Distributed denial-of-service attack: The use of a large number of remote computer systems to electronically send a high volume of traffic to a target website to create a service outage at the target. This is a form of cyberattack.

Dodd-Frank Act: Wall Street Reform and Consumer Protection Act

DVA: Debit valuation adjustment

EC: European Commission

Eligible HQLA: Eligible high-quality liquid assets ("HQLA"), for purposes of calculating the liquidity coverage ratio ("LCR"), is the amount of unencumbered HQLA that satisfy certain operational considerations as defined in the LCR rule. Eligible HQLA securities may be reported in securities borrowed or purchased under resale agreements, trading assets, or investment securities on the Firm's Consolidated balance sheets. For purposes of calculating the LCR, HQLA securities are included at fair value, which may differ from the accounting treatment under U.S. GAAP.

Eligible LTD: Long-term debt satisfying certain eligibility criteria.

Embedded derivatives: Implicit or explicit terms or features of a financial instrument that affect some or all of the cash flows or the value of the instrument in a manner similar to a derivative. An instrument containing such terms or features is referred to as a "hybrid." The component of the hybrid that is the non-derivative instrument is referred to as the "host." For example, callable debt is a hybrid instrument that contains a plain vanilla debt instrument (i.e., the host) and an embedded option that allows the issuer to redeem the debt issue at a specified date for a specified amount (i.e., the embedded derivative). However, a floating rate instrument is not a hybrid composed of a fixed-rate instrument and an interest rate swap.

EPS: Earnings per share

ERISA: Employee Retirement Income Security Act of 1974

ESG: Environmental, Social and Governance

ETD "Exchange-traded derivatives": Derivative contracts that are executed on an exchange and settled via a central clearing house.

EU: European Union

Expense categories:

- Volume- and/or revenue-related expenses generally correlate with changes in the related business/transaction volume or revenue. Examples include commissions and incentive compensation within the LOBs, depreciation expense related to operating lease assets, and brokerage expense related to trading transaction volume.

- Investments in the business include expenses associated with supporting medium- to longer-term

Glossary of Terms and Acronyms

strategic plans of the Firm. Examples include front office growth, market expansion, initiatives in technology (including related compensation), marketing, and acquisitions.

- Structural expenses are those associated with the day-to-day cost of running the Firm and are expenses not included in the above two categories. Examples include employee salaries and benefits, certain other incentive compensation, and costs related to real estate.

Fannie Mae: Federal National Mortgage Association

FASB: Financial Accounting Standards Board

FCA: Financial Conduct Authority

FCC: Firmwide Control Committee

FDIC: Federal Deposit Insurance Corporation

FDM "Financial difficulty modification" applies to loan modifications effective January 1, 2023, and is deemed to occur when the Firm modifies specific terms of the original loan agreement. The following types of modifications are considered FDMs: principal forgiveness, interest rate reduction, other-than-insignificant payment delay, term extension or a combination of these modifications.

Federal Reserve: The Board of the Governors of the Federal Reserve System

FFIEC: Federal Financial Institutions Examination Council

FHA: Federal Housing Administration

FHLB: Federal Home Loan Bank

FICC: The Fixed Income Clearing Corporation

FICO score: A measure of consumer credit risk based on information in consumer credit reports produced by Fair Isaac Corporation. Because certain aged data is excluded from credit reports based on rules in the Fair Credit Reporting Act, FICO scores may not reflect all historical information about a consumer.

FINRA: Financial Industry Regulatory Authority

Firm: JPMorgan Chase & Co.

First Republic: On May 1, 2023, JPMorganChase acquired certain assets and assumed certain liabilities of First Republic Bank (the "First Republic acquisition") from the FDIC. "First Republic-related," "associated with First Republic" or similar expressions refer to the relevant effects of the First Republic acquisition, as well as subsequent related business and activities, as applicable. Refer to Note 34 of the Firm's 2024 Form 10-K for additional information.

Forward points: Represents the interest rate differential between two currencies, which is either added to or subtracted from the current exchange rate (i.e., "spot rate") to determine the forward exchange rate.

FRC: Firmwide Risk Committee

Freddie Mac: Federal Home Loan Mortgage Corporation

Free standing derivatives: A derivative contract entered into either separate and apart from any of the Firm's other financial instruments or equity transactions. Or, in conjunction with some other transaction and is legally detachable and separately exercisable.

FSB: Financial Stability Board

FTE: Fully taxable equivalent

FVA: Funding valuation adjustment

FX: Foreign exchange

G7 Group of Seven nations: Countries in the G7 are Canada, France, Germany, Italy, Japan, the U.K. and the U.S.

G7 government securities: Securities issued by the government of one of the G7 nations.

Ginnie Mae: Government National Mortgage Association

GSIB: Global systemically important banks

HELOC: Home equity line of credit

Home equity – senior lien: Represents loans and commitments where JPMorganChase holds the first security interest on the property.

Home equity – junior lien: Represents loans and commitments where JPMorganChase holds a security interest that is subordinate in rank to other liens.

HQLA: High-quality liquid assets. Also refer to Eligible HQLA.

HTM: Held-to-maturity

IBOR: Interbank Offered Rate

ICAAP: Internal capital adequacy assessment process

IDI: Insured depository institutions

IHC: JPMorgan Chase Holdings LLC, an intermediate holding company

Indirect tax expense: Refers to taxes that are imposed on goods and services rather than on income. Examples of indirect taxes include value-added tax ("VAT") and sales tax, among others.

Investment-grade: An indication of credit quality based on JPMorganChase's internal risk assessment. The Firm considers ratings of BBB-/Baa3 or higher as investment-grade.

IPO: Initial public offering

IR: Interest rate

ISDA: International Swaps and Derivatives Association

JPMorganChase: JPMorgan Chase & Co.

Glossary of Terms and Acronyms

JPMorgan Chase Bank, N.A.: JPMorgan Chase Bank, National Association

JPMorgan Chase Foundation or the Firm's Foundation: A not-for-profit organization that makes contributions for charitable and educational purposes.

J.P. Morgan Securities: J.P. Morgan Securities LLC

JPMSE: J.P. Morgan SE

LCR: Liquidity coverage ratio

LDA: Loss Distribution Approach

LGD: Loss given default

LIBOR: London Interbank Offered Rate

LLC: Limited Liability Company

LOB: Line of business

LOB CROs: Line of Business and CTC Chief Risk Officers

LTIP: Long-term incentive plan

LTV "Loan-to-value": For residential real estate loans, the relationship, expressed as a percentage, between the principal amount of a loan and the appraised value of the collateral (i.e., residential real estate) securing the loan.

Origination date LTV ratio: The LTV ratio at the origination date of the loan. Origination date LTV ratios are calculated based on the actual appraised values of collateral (i.e., loan-level data) at the origination date.

Current estimated LTV ratio: An estimate of the LTV as of a certain date. The current estimated LTV ratios are calculated using estimated collateral values derived from a nationally recognized home price index measured at the metropolitan statistical area ("MSA") level. These MSA-level home price indices consist of actual data to the extent available and forecasted data where actual data is not available. As a result, the estimated collateral values used to calculate these ratios do not represent actual appraised loan-level collateral values; as such, the resulting LTV ratios are necessarily imprecise and should therefore be viewed as estimates.

Combined LTV ratio: The LTV ratio considering all available lien positions, as well as unused lines, related to the property. Combined LTV ratios are used for junior lien home equity products.

Macro businesses: The macro businesses include Rates, Currencies and Emerging Markets, Fixed Income Financing and Commodities in CIB's Fixed Income Markets.

Managed basis: A non-GAAP presentation of Firmwide financial results that includes reclassifications to present revenue on a fully taxable-equivalent basis. Management also uses this financial measure at the segment level, because it believes this provides information to enable investors to

understand the underlying operational performance and trends of the particular business segment and facilitates a comparison of the business segment with the performance of competitors.

Markets: Consists of CIB's Fixed Income Markets and Equity Markets businesses.

Master netting agreement: A single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due).

MBS: Mortgage-backed securities

MD&A: Management's discussion and analysis

Measurement alternative: Measures equity securities without readily determinable fair values at cost less impairment (if any), plus or minus observable price changes from an identical or similar investment of the same issuer.

Merchant Services: Offers merchants payment processing capabilities, fraud and risk management, data and analytics, and other payments services. Through Merchant Services, merchants of all sizes can accept payments via credit and debit cards and payments in multiple currencies.

MEVs "Macroeconomic variables": Refer to quantitative measures of current and forecasted macroeconomic conditions - such as the unemployment rates, gross domestic product growth rate and interest rates - used by the Firm in its models to estimate credit losses.

Moody's: Moody's Investor Services

Mortgage origination channels:

Retail – Borrowers who buy or refinance a home through direct contact with a mortgage banker employed by the Firm using a branch office, the Internet or by phone. Borrowers are frequently referred to a mortgage banker by a banker in a Chase branch, real estate brokers, home builders or other third parties.

Correspondent – Banks, thrifts, other mortgage banks and other financial institutions that sell closed loans to the Firm.

Mortgage product types:

Alt-A
Alt-A loans are generally higher in credit quality than subprime loans but have characteristics that would disqualify the borrower from a traditional prime loan. Alt-A lending characteristics may include one or more of the following: (i) limited documentation; (ii) a high CLTV ratio; (iii) loans secured by non-owner occupied properties; or (iv) a debt-to-income ratio above normal

Glossary of Terms and Acronyms

limits. A substantial proportion of the Firm's Alt-A loans are those where a borrower does not provide complete documentation of his or her assets or the amount or source of his or her income.

Option ARMs
The option ARM real estate loan product is an adjustable-rate mortgage loan that provides the borrower with the option each month to make a fully amortizing, interest-only or minimum payment. The minimum payment on an option ARM loan is based on the interest rate charged during the introductory period. This introductory rate is usually significantly below the fully indexed rate. The fully indexed rate is calculated using an index rate plus a margin. Once the introductory period ends, the contractual interest rate charged on the loan increases to the fully indexed rate and adjusts monthly to reflect movements in the index. The minimum payment is typically insufficient to cover interest accrued in the prior month, and any unpaid interest is deferred and added to the principal balance of the loan. Option ARM loans are subject to payment recast, which converts the loan to a variable-rate fully amortizing loan upon meeting specified loan balance and anniversary date triggers.

Prime
Prime mortgage loans are made to borrowers with good credit records who meet specific underwriting requirements, including prescriptive requirements related to income and overall debt levels. New prime mortgage borrowers provide full documentation and generally have reliable payment histories.

Subprime
Subprime loans are loans that, prior to mid-2008, were offered to certain customers with one or more high risk characteristics, including but not limited to: (i) unreliable or poor payment histories; (ii) a high LTV ratio of greater than 80% (without borrower-paid mortgage insurance); (iii) a high debt-to-income ratio; (iv) an occupancy type for the loan is other than the borrower's primary residence; or (v) a history of delinquencies or late payments on the loan.

MREL: Minimum requirements for own funds and eligible liabilities

MSR: Mortgage servicing rights

Multi-asset: Any fund or account that allocates assets under management to more than one asset class.

NA: Data is not applicable or available for the period presented.

NAV: Net Asset Value

Net Capital Rule: Rule 15c3-1 under the Securities Exchange Act of 1934.

Net charge-off/(recovery) rate: Represents net charge-offs/(recoveries) (annualized) divided by average retained loans for the reporting period.

Net interchange income includes the following components:

- **Interchange income:** Fees earned by credit and debit card issuers on sales transactions.
- **Rewards costs:** The cost to the Firm for points earned by cardholders enrolled in credit card rewards programs generally tied to sales transactions.
- **Partner payments:** Payments to co-brand credit card partners based on the cost of loyalty program rewards earned by cardholders on credit card transactions.

Net mortgage servicing revenue: Includes operating revenue earned from servicing third-party mortgage loans, which is recognized over the period in which the service is provided; changes in the fair value of MSRs; the impact of risk management activities associated with MSRs; and gains and losses on securitization of excess mortgage servicing. Net mortgage servicing revenue also includes gains and losses on sales and lower of cost or fair value adjustments of certain repurchased loans insured by U.S. government agencies.

Net revenue rate: Represents Card Services net revenue (annualized) expressed as a percentage of average loans for the period.

Net yield on interest-earning assets: The average rate for interest-earning assets less the average rate paid for all sources of funds.

NFA: National Futures Association

NM: Not meaningful

NOL: Net operating loss

Nonaccrual loans: Loans for which interest income is not recognized on an accrual basis. Loans (other than credit card loans and certain consumer loans insured by U.S. government agencies) are placed on nonaccrual status when full payment of principal and interest is not expected, regardless of delinquency status, or when principal and interest have been in default for a period of 90 days or more unless the loan is both well-secured and in the process of collection. Collateral-dependent loans are typically maintained on nonaccrual status.

Nonperforming assets: Nonperforming assets include nonaccrual loans, nonperforming derivatives and certain assets acquired in loan satisfactions, predominantly real estate owned and other commercial and personal property.

NSFR: Net Stable Funding Ratio

OAS: Option-adjusted spread

OCC: Office of the Comptroller of the Currency

OCI: Other comprehensive income/(loss)

OPEB: Other postretirement employee benefit

Glossary of Terms and Acronyms

Operating losses: Primarily refer to fraud losses associated with customer deposit accounts, credit and debit cards; exclude legal expense.

Over-the-counter ("OTC") derivatives: Derivative contracts that are negotiated, executed and settled bilaterally between two derivative counterparties, where one or both counterparties is a derivatives dealer.

Over-the-counter cleared ("OTC-cleared") derivatives: Derivative contracts that are negotiated and executed bilaterally, but subsequently settled via a central clearing house, such that each derivative counterparty is only exposed to the default of that clearing house.

Overhead ratio: Noninterest expense as a percentage of total net revenue.

Parent Company: JPMorgan Chase & Co.

Participating securities: Represents unvested share-based compensation awards containing nonforfeitable rights to dividends or dividend equivalents (collectively, "dividends"), which are included in the earnings per share calculation using the two-class method. JPMorganChase grants RSUs to certain employees under its share-based compensation programs, which entitle the recipients to receive nonforfeitable dividends during the vesting period on a basis equivalent to the dividends paid to holders of common stock. These unvested awards meet the definition of participating securities. Under the two-class method, all earnings (distributed and undistributed) are allocated to each class of common stock and participating securities, based on their respective rights to receive dividends.

PCAOB: Public Company Accounting Oversight Board

PCD "Purchased credit deteriorated" assets represent acquired financial assets that as of the date of acquisition have experienced a more-than-insignificant deterioration in credit quality since origination, as determined by the Firm.

PD: Probability of default

Pillar 1: The Basel framework consists of a three "Pillar" approach. Pillar 1 establishes minimum capital requirements, defines eligible capital instruments, and prescribes rules for calculating RWA.

Pillar 3: The Basel framework consists of a three "Pillar" approach. Pillar 3 encourages market discipline through disclosure requirements which allow market participants to assess the risk and capital profiles of banks.

PRA: Prudential Regulation Authority

Preferred stock dividends: Reflects dividends declared and deemed dividends upon redemption of preferred stock

Pre-provision profit/(loss): Represents total net revenue less noninterest expense. The Firm believes that this financial measure is useful in assessing the ability of a lending institution to generate income in excess of its provision for credit losses.

Pre-tax margin: Represents income before income tax expense divided by total net revenue, which is, in management's view, a comprehensive measure of pretax performance derived by measuring earnings after all costs are taken into consideration. It is one basis upon which management evaluates the performance of AWM against the performance of their respective competitors.

Principal transactions revenue: Principal transactions revenue is driven by many factors, including:

- the bid-offer spread, which is the difference between the price at which a market participant is willing and able to sell an instrument to the Firm and the price at which another market participant is willing and able to buy it from the Firm, and vice versa; and

- realized and unrealized gains and losses on financial instruments and commodities transactions, including those accounted for under the fair value option, primarily used in client-driven market-making activities.

  – Realized gains and losses result from the sale of instruments, closing out or termination of transactions, or interim cash payments.

  – Unrealized gains and losses result from changes in valuation.

In connection with its client-driven market-making activities, the Firm transacts in debt and equity instruments, derivatives and commodities, including physical commodities inventories and financial instruments that reference commodities.

Principal transactions revenue also includes realized and unrealized gains and losses related to:

- derivatives designated in qualifying hedge accounting relationships, primarily fair value hedges of commodity and foreign exchange risk;

- derivatives used for specific risk management purposes, primarily to mitigate credit, foreign exchange and interest rate risks.

Production revenue: Includes fees and income recognized as earned on mortgage loans originated with the intent to sell, and the impact of risk management activities associated with the mortgage pipeline and warehouse loans. Production revenue also includes gains and losses on sales and lower of cost or fair value adjustments on mortgage loans held-for-sale (excluding certain repurchased loans insured by U.S. government agencies), and changes in the fair value of financial instruments measured under the fair value option.

Glossary of Terms and Acronyms

PSU(s): Performance share units

Regulatory VaR: Daily aggregated VaR calculated in accordance with regulatory rules.

REO: Real estate owned

Reported basis: Financial statements prepared under U.S. GAAP, which excludes the impact of taxable-equivalent adjustments.

Retained loans: Loans that are held-for-investment (i.e., excludes loans held-for-sale and loans at fair value).

Revenue wallet: Proportion of fee revenue based on estimates of investment banking fees generated across the industry (i.e., the revenue wallet) from investment banking transactions in M&A, equity and debt underwriting, and loan syndications. Source: Dealogic, a third-party provider of investment banking competitive analysis and volume-based league tables for the above noted industry products.

RHS: Rural Housing Service of the U.S. Department of Agriculture

ROA: Return on assets

ROE: Return on equity

ROTCE: Return on tangible common equity

ROU assets: Right-of-use assets

RSU(s): Restricted stock units

RWA "Risk-weighted assets": Basel III establishes two comprehensive approaches for calculating RWA (a Standardized approach and an Advanced approach) which include capital requirements for credit risk, market risk, and in the case of Advanced, also operational risk. Key differences in the calculation of credit risk RWA between the Standardized and Advanced approaches are that for Advanced, credit risk RWA is based on risk-sensitive approaches which largely rely on the use of internal credit models and parameters, whereas for Standardized, credit risk RWA is generally based on supervisory risk-weightings which vary primarily by counterparty type and asset class. Market risk RWA is calculated on a generally consistent basis between Standardized and Advanced.

S&P: Standard and Poor's

SAR as it pertains to Hong Kong: Special Administrative Region

SAR(s) as it pertains to employee stock awards: Stock appreciation rights

SCB: Stress capital buffer

Scored portfolios: Consumer loan portfolios that predominantly include residential real estate loans, credit card loans, auto loans to individuals and certain small business loans.

SEC: U.S. Securities and Exchange Commission

Securities financing agreements: Include resale, repurchase, securities borrowed and securities loaned agreements.

Securitized Products Group: Comprised of Securitized Products and tax-oriented investments.

Seed capital: Initial JPMorgan capital invested in products, such as mutual funds, with the intention of ensuring the fund is of sufficient size to represent a viable offering to clients, enabling pricing of its shares, and allowing the manager to develop a track record. After these goals are achieved, the intent is to remove the Firm's capital from the investment.

Shelf securities: Securities registered with the SEC under a shelf registration statement that have not been issued, offered or sold. These securities are not included in league tables until they have actually been issued.

Single-name: Single reference-entities

SLR: Supplementary leverage ratio

SMBS: Stripped mortgage-backed securities

SOFR: Secured Overnight Financing Rate

SPEs: Special purpose entities

Stock Plan Administration: Relates to an equity plan administration business which was acquired in 2022 with the Firm's purchase of Global Shares.

Structural interest rate risk: Represents interest rate risk of the non-trading assets and liabilities of the Firm.

Structured notes: Structured notes are financial instruments whose cash flows are linked to the movement in one or more indexes, interest rates, foreign exchange rates, commodities prices, prepayment rates, underlying reference pool of loans or other market variables. The notes typically contain embedded (but not separable or detachable) derivatives. Contractual cash flows for principal, interest, or both can vary in amount and timing throughout the life of the note based on non-traditional indexes or non-traditional uses of traditional interest rates or indexes.

Suspended foreclosures: Loans referred to foreclosure where formal foreclosure proceedings have started but are currently on hold, which could be due to bankruptcy or loss mitigation. Includes both judicial and non-judicial states.

Taxable-equivalent basis: In presenting results on a managed basis, the total net revenue for each of the reportable business segments and Corporate, and the Firm as a whole, is presented on a tax-equivalent basis. Accordingly, revenue from investments that receive tax credits and tax-exempt securities is presented in managed basis results on a level comparable to taxable investments and securities; the corresponding income tax impact related to tax-exempt items is recorded within income tax expense.

Glossary of Terms and Acronyms

TBVPS: Tangible book value per share

TCE: Tangible common equity

TLAC: Total Loss Absorbing Capacity

U.K.: United Kingdom

Unaudited: Financial statements and/or information that have not been subject to auditing procedures by an independent registered public accounting firm.

U.S.: United States of America

U.S. GAAP: Accounting principles generally accepted in the U.S.

U.S. government agencies: U.S. government agencies include, but are not limited to, agencies such as Ginnie Mae and FHA, and do not include Fannie Mae and Freddie Mac which are U.S. government-sponsored enterprises ("U.S. GSEs"). In general, obligations of U.S. government agencies are fully and explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the U.S. government in the event of a default.

U.S. GSE(s): "U.S. government-sponsored enterprises" are quasi-governmental, privately-held entities established or chartered by the U.S. government to serve public purposes as specified by the U.S. Congress to improve the flow of credit to specific sectors of the economy and provide certain essential services to the public. U.S. GSEs include Fannie Mae and Freddie Mac, but do not include Ginnie Mae or FHA. U.S. GSE obligations are not explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the U.S. government.

U.S. Treasury: U.S. Department of the Treasury

VA: U.S. Department of Veterans Affairs

VaR "Value-at-risk" is a measure of the dollar amount of potential loss from adverse market moves in an ordinary market environment.

VCG: Valuation Control Group

VGF: Valuation Governance Forum

VIEs: Variable interest entities

Warehouse loans: Consist of prime mortgages originated with the intent to sell that are accounted for at fair value and classified as loans.

Weighted-average macroeconomic outlook: Refers to the forecast of macroeconomic conditions used by the Firm in its models to estimate credit losses which reflects the weighted average results of the five internally-developed macroeconomic scenarios over an eight-quarter forecast period and incorporates macroeconomic variables and any qualitative adjustments (such as changes in the weight placed on an upside or adverse scenario).

Board of Directors

Linda B. Bammann [2, 4]
Retired Deputy Head of Risk Management
JPMorgan Chase & Co.
(Financial services)

Michele G. Buck [1, 3]
Retired Chairman, President and Chief Executive Officer
The Hershey Company
(Snacks industry)

Stephen B. Burke [2, 3]
Retired Chairman and Chief Executive Officer
NBCUniversal, LLC
(Entertainment industry)

Alicia Boler Davis [4, 5]
President of Ford Pro
Ford Motor Company
(Automotive manufacturing)

James Dimon
Chairman and
Chief Executive Officer
JPMorgan Chase & Co.
(Financial services)

Alex Gorsky [1, 3]
Retired Chairman and
Chief Executive Officer
Johnson & Johnson
(Healthcare)

Mellody Hobson [4, 5]
Co-CEO and President
Ariel Investments, LLC
(Investment management)

Phebe N. Novakovic [1, 5]
Chairman and
Chief Executive Officer
General Dynamics
(Aerospace and defense)

Virginia M. Rometty [2, 3]
Retired Executive Chairman,
President and Chief Executive Officer
International Business Machines Corporation
(Technology)

Brad D. Smith [4, 5]
President
Marshall University;
Retired Executive Chairman,
President and Chief Executive Officer
Intuit Inc.
(Education; Technology)

Mark A. Weinberger [1]
Retired Global Chairman and
Chief Executive Officer
Ernst & Young LLP
(Professional services)

Member of:
1. Audit Committee
2. Compensation & Management Development Committee
3. Corporate Governance & Nominating Committee
4. Risk Committee
5. Public Responsibility Committee

Operating Committee

James Dimon
Chairman and Chief Executive Officer

Ashley Bacon
Chief Risk Officer

Jeremy Barnum
Chief Financial Officer

Lori A. Beer
Global Chief Information Officer

Tim Berry
Global Head of Corporate Responsibility and Chairman of the Mid-Atlantic Region

Mary Callahan Erdoes
CEO, Asset & Wealth Management

Stacey Friedman
General Counsel

Teresa A. Heitsenrether
Chief Data & Analytics Officer

Marianne Lake
CEO, Consumer & Community Banking

Robin Leopold
Head of Human Resources

Douglas B. Petno
Co-CEO, Commercial & Investment Bank

Jennifer A. Piepszak
Chief Operating Officer

Troy L. Rohrbaugh
Co-CEO, Commercial & Investment Bank

Other Corporate Officers

Reid R. Broda
Secretary

Joseph M. Evangelisti
Corporate Communications

Mikael Grubb
Investor Relations

Elena A. Korablina
Firmwide Controller

Lou Rauchenberger
Chief Audit Executive

Regional Chief Executive Officers

Asia Pacific	Europe/Middle East/Africa	Latin America/Canada
Sjoerd Leenart Regional CEO	**Conor Hillery** **Matthieu Wiltz** Regional Co-CEOs	**Alfonso Eyzaguirre** Regional CEO

Senior Country Officers and Location Heads

Asia Pacific

Australia and New Zealand
Robert Bedwell

China
Rita Chan
Alan Ho

Hong Kong
Kam Shing Kwang

India
To be announced

Indonesia
Gioshia Ralie

Japan
Steve Teru Rinoie

Korea
Howard Kim

Malaysia
Hooi Ching Wong

Philippines
Carlos Ma. G Mendoza

Singapore
Wai Mei Hong

Taiwan
Carl K. Chien

Thailand
Marco Sucharitkul

Vietnam
Van Phan

Europe/Middle East/Africa

Belgium
Tanguy Piret

Commonwealth of
Independent States
Timur Kunanbayev

France
Thierry Sancier

Germany and Austria
Alex Mayer

Greece
Stelios Papadopoulos

Iberia
Ignacio de la Colina

Ireland
Marc Hussey

Israel
Roy Navon

Italy
Francesco Cardinali

Luxembourg
Philippe Ringard

Middle East and North Africa
Khaled Hobballah

  Saudi Arabia and Bahrain
  Bader Alamoudi

The Netherlands
Wendy Hohmann

Nordics
Klaus Thune
Jonas Wikmark

Poland
Michal Szwarc

Sub-Saharan Africa
Kevin Latter

Switzerland
Reinout Böttcher

Türkiye and Azerbaijan
Mustafa Bagriacik

Latin America

Andean, Caribbean and
Central America
Moises Mainster

Argentina
Facundo Gómez Minujin

Brazil
Marcelo Alvarez Gaiani

Chile
Andres Errazuriz

Colombia
Angela Hurtado

Mexico
Felipe García-Moreno

North America

Canada
David E. Rawlings

J.P. Morgan International Council

As of March 1, 2026

The Rt. Hon. Tony Blair
Chairman of the Council
Executive Chairman
Tony Blair Institute for Global Change
Former Prime Minister of
Great Britain and Northern Ireland
London, United Kingdom

The Hon. Robert M. Gates
Vice Chairman of the Council
Principal
Rice, Hadley, Gates & Manuel LLC
Washington, District of Columbia

Khaldoon Al Mubarak
Group Chief Executive Officer and
Managing Director
Mubadala Investment Company
Abu Dhabi, United Arab Emirates

Paul Bulcke
Honorary Chairman
Nestlé S.A.
Vevey, Switzerland

Natarajan Chandrasekaran
Chairman
Tata Sons
Mumbai, India

Aliko Dangote
Group President and Chief Executive
Dangote Group
Lagos, Nigeria

Juan Pablo del Valle
Chairman
Orbia SAB and
Elementia Materiales SAB
Mexico City, Mexico

Jamie Dimon*
Chairman and Chief Executive Officer
JPMorganChase
New York, New York

Axel Dumas
Chief Executive Officer
Hermès International
Paris, France

John Elkann
Chief Executive Officer, Exor N.V.
Chairman, Ferrari N.V. and
Stellantis N.V.
Turin, Italy

David Feffer
President of the Board
Suzano Holding S.A.
São Paulo, Brazil

Adena Friedman
Chair and Chief Executive Officer
Nasdaq
New York, New York

Ignacio S. Galán
Executive Chairman
Iberdrola, S.A.
Madrid, Spain

Marcos Galperin
Executive Chairman
Mercado Libre
Montevideo, Uruguay

Alex Gorsky
Former Chairman and
Chief Executive Officer
Johnson & Johnson
New Brunswick, New Jersey

Joe Kaeser
Chairman of the Supervisory Board
Siemens Energy AG and
Daimler Truck Holding AG
Munich, Germany

Lee Hsien Loong
Senior Minister
Singapore

Nancy McKinstry
Former Chief Executive Officer
and Chair of the Executive Board
Wolters Kluwer
Alphen aan den Rijn,
The Netherlands

Carlo Messina
Managing Director and
Chief Executive Officer
Intesa Sanpaolo
Milan, Italy

Amin H. Nasser
President and
Chief Executive Officer
Saudi Aramco
Dhahran, Saudi Arabia

Matteo Renzi
Senator of the Italian Republic
Rome, Italy

The Hon. Condoleezza Rice
Principal
Rice, Hadley, Gates & Manuel LLC
Stanford, California

David A. Ricks
Chair and Chief Executive Officer
Eli Lilly and Company
Indianapolis, Indiana

Paul Ryan
Former Speaker of the
U.S. House of Representatives
Partner
Solamere Capital
New York, New York

Nassef Sawiris
Executive Chair
OCI Global
London, United Kingdom

Joseph C. Tsai
Co-Founder and Chairman
Alibaba Group
Hong Kong SAR, China

Kenichiro Yoshida
Executive Chairman
Sony Group Corporation
Tokyo, Japan

Jaime Augusto Zobel de Ayala
Chairman
Ayala Corporation
Makati City, Philippines

*Ex-officio

Corporate headquarters

270 Park Avenue
New York, NY 10017
Telephone: 212-270-6000
jpmorganchase.com

Annual Report on Form 10-K

The Annual Report on Form 10-K of JPMorganChase as filed with the U.S. Securities and Exchange Commission will be made available without charge upon request to:

Office of the Secretary
JPMorganChase
270 Park Avenue
New York, NY 10017
corporate.secretary@jpmchase.com

Stock listing

New York Stock Exchange

The New York Stock Exchange ticker symbol for the common stock of JPMorganChase is JPM.

Financial information about JPMorgan Chase & Co. can be accessed by visiting our website at jpmorganchase.com and clicking on "Investor Relations." Additional questions should be addressed to:

Investor Relations
JPMorganChase
270 Park Avenue
New York, NY 10017
Telephone: 212-270-2479
JPMCinvestorrelations@jpmchase.com

Directors

To contact any of the Board members or committee chairs, the Lead Independent Director or the non-management directors as a group, please mail or email correspondence to:

JPMorganChase
Attention (Board member(s))
Office of the Secretary
270 Park Avenue
New York, NY 10017
corporate.secretary@jpmchase.com

The Corporate Governance Principles, the charters of the principal standing Board committees, the Code of Conduct, the Code of Ethics for Finance Professionals and other governance information can be accessed by visiting our website at jpmorganchase.com and clicking on "Governance" under the "About us" tab.

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Computershare
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United States
Telephone: 800-982-7089
www.computershare.com/investor

Investor Services Program

JPMorganChase's Investor Services Program offers a variety of convenient, low-cost services to make it easier to reinvest dividends and buy and sell shares of JPMorganChase common stock. A brochure and enrollment materials may be obtained by contacting the Program Administrator, Computershare, by calling 800-982-7089, by writing to the address indicated above or by visiting its website at www-us.computershare.com/investor.

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For information about direct deposit of dividends, please contact Computershare.

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